As filed with the Securities and Exchange Commission on February 14, 2023

Registration No. 333-267934

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_____________________

AMENDMENT NO. 2
TO
FORM S-4
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

_____________________

SILVERSUN TECHNOLOGIES, INC.
(Exact Name of Registrant as Specified in its Charter)

_____________________

Delaware	7374	16-1633636
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

_____________________

SilverSun Technologies, Inc.
120 Eagle Rock Avenue
East Hanover, New Jersey 07936
(973) 396-1720
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

_____________________

Mark Meller
Chief Executive Officer
SilverSun Technologies, Inc.
120 Eagle Rock Avenue
East Hanover, New Jersey 07936
(973) 396-1720
(Name, address, including zip code, and telephone number, including area code, of agent for service)

_____________________

With copies to:

Matthew R. Pacey, P.C. Anne Peetz Thomas K. Laughlin, P.C. Douglas E. Bacon, P.C. Kirkland & Ellis LLP 609 Main St. 4700 Houston, TX 77002 (713) 836-3600	Chase Blackmon Chief Executive Officer Rhodium Enterprises, Inc. 4146 W US Hwy 79 Rockdale, TX 76567 (956) 746-3486	Joseph M. Lucosky, Esq. Lucosky Brookman LLP 101 Wood Avenue South, 5th Floor Woodbridge, New Jersey 08830 (732) 395-4400

___________________________________

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective and upon consummation of the Merger described in the enclosed prospectus.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer)            ☐

Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)  ☐

The registrant hereby amends this Registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary proxy statement/prospectus is not complete and may be changed. These securities may not be sold until the registration statement, as filed with the Securities and Exchange Commission (of which this preliminary proxy statement/prospectus is a part) is effective. This preliminary proxy statement/prospectus is not an offer to sell nor should it be considered a solicitation of an offer to buy the securities described herein, nor shall there be any sale of these securities, in any state where the offer or sale is not permitted.

PRELIMINARY PROXY STATEMENT AND PROSPECTUS — SUBJECT TO COMPLETION,
DATED FEBRUARY 14, 2023

PROXY STATEMENT FOR SPECIAL MEETING OF STOCKHOLDERS
OF
SILVERSUN TECHNOLOGIES, INC.
AND
PROSPECTUS FOR UP TO 159,099,404 SHARES OF CLASS A COMMON STOCK
OF
SILVERSUN TECHNOLOGIES, INC.

Dear SilverSun stockholders:

We invite you to attend the Special Meeting of Stockholders of SilverSun Technologies, Inc. (“SilverSun”) to be held on [            ], 2023, at [            ] A.M. EST, at [            ] (the “Special Meeting”). Due to the COVID-19 pandemic the Special Meeting will be held in a virtual format only to provide a safe experience for our stockholders and employees.

The directors of SilverSun (the “SilverSun Board”) and the board of directors of Rhodium Enterprises, Inc., a Delaware corporation (“Rhodium”), have each unanimously approved, and SilverSun and Rhodium have entered into, an Agreement and Plan of Merger, dated as of September 29, 2022 (as the same may be amended, supplemented or modified, the “Merger Agreement”), by and among SilverSun, Rhodium Enterprises Acquisition Corp., a Delaware corporation and direct wholly owned subsidiary of SilverSun (“Merger Sub I”), Rhodium Enterprises Acquisition LLC, a Delaware limited liability company and direct wholly owned subsidiary of SilverSun (“Merger Sub II” and together with SilverSun and Merger Sub I, the “SilverSun Entities”), and Rhodium. Upon the terms and subject to the conditions set forth in the Merger Agreement, among other things, (i) Merger Sub I shall be merged with and into Rhodium (the “First Merger”), resulting in Rhodium existing as the surviving company of the First Merger, and (ii) immediately following the First Merger, Rhodium shall be merged with and into Merger Sub II (the “Second Merger” and together with the First Merger, the “Mergers”), resulting in Merger Sub II existing as the surviving company of the Second Merger (the “Surviving Company”) and as a direct, wholly owned subsidiary of SilverSun. Merger Sub II will operate the pre-Merger business of Rhodium through its management of Rhodium Technologies LLC, a Delaware limited liability company (“Technologies”).

In connection with the Merger Agreement and the Mergers, SilverSun and SilverSun Technologies Holdings, Inc., a recently formed Delaware corporation and direct wholly owned subsidiary of SilverSun (“SilverSun Holdings”), will enter into that certain Separation and Distribution Agreement (the “Separation Agreement”), whereby all of the issued and outstanding common stock of SilverSun Holdings, which owns all of the issued and outstanding common stock of (i) SWK Technologies, Inc., a Delaware corporation and indirect wholly owned subsidiary of SilverSun (“SWK”), and (ii) Secure Cloud Services, Inc., a Nevada corporation and indirect wholly owned subsidiary of SilverSun (“SCS”), will be distributed on a pro rata basis to the stockholders of SilverSun as of the Dividend and Distribution Record Date (as defined below) (the “Distribution”). Following the Distribution, (a) the businesses of SWK and SCS will continue to be operated consistent with past practices and will be managed by the current management of SilverSun and the current members of the SilverSun Board, and (b) SilverSun Holdings will apply for public listing of the SilverSun Holdings shares distributed in the Distribution in reliance on a Form 10 (the “Form 10”) filed by SilverSun Holdings with the United States Securities and Exchange Commission (the “SEC”).

At the Special Meeting, SilverSun stockholders will be asked to consider and vote upon the following proposals:

1.      Merger Proposal.    To adopt the Agreement and Plan of Merger, dated as of September 29, 2022, by and among SilverSun, Merger Sub I, Merger Sub II and Rhodium, pursuant to which, among other things, (i) Merger Sub I shall be merged with and into Rhodium, resulting in Rhodium existing as the surviving company of the First Merger, and (ii) immediately following the First Merger, Rhodium shall be merged with and into Merger Sub II, resulting in Merger Sub II existing as the surviving company of the Second Merger (the “Merger Proposal”). A copy of the Merger Agreement is attached to this proxy statement/prospectus as Annex A.

2.      Separation and Distribution Proposal.    To adopt the Separation Agreement, by and between SilverSun and SilverSun Holdings, in substantially the form attached as Annex B to this proxy statement/prospectus, pursuant to which, all of the issued and outstanding common stock of SilverSun Holdings, which owns all of the issued and outstanding common stock of (i) SWK and (ii) SCS will be distributed on a pro rata basis to the stockholders of SilverSun as of the Dividend and Distribution Record Date (the “Separation and Distribution Proposal”).

3.      Charter Proposal.    To consider and vote upon a proposal to approve and adopt, assuming the Merger Proposal and the Share Issuance Proposal (as defined below) are approved and adopted, the Fifth Amended and Restated Certificate of Incorporation (the “Amended and Restated Certificate of Incorporation”), to, among other things, set forth the number of authorized shares of SilverSun Class A common stock and SilverSun Class B common stock and set forth the rights and preferences of such shares of SilverSun Class A common stock and SilverSun Class B common stock, remove provisions that are no longer applicable following the completion of the Mergers, cancel the designation of the Series A Preferred Stock, par value $0.001 per share, and effect, at the discretion of the SilverSun Board, a reverse stock split of SilverSun’s common stock, a copy of the form of which is attached to the accompanying proxy statement as Annex C (the “Charter Proposal”), which, if approved, would take effect upon the closing of the Mergers (the “Closing”).

In addition to the approval of the Amended and Restated Certificate of Incorporation, the stockholders are also separately being presented with the following proposals (the “Advisory Charter Proposals”), for approval on a non-binding advisory basis, to give stockholders the opportunity to present their separate views on certain corporate governance provisions in the Amended and Restated Certificate of Incorporation:

Proposal 3A — to authorize a new class of capital stock, the Class A common stock, par value $0.00001 per share (the “SilverSun Class A common stock”), to replace the existing common stock of SilverSun at Closing, to authorize a new class of capital stock, the Class B common stock, par value $0.00001 per share (the “SilverSun Class B common stock”), to increase the number of authorized shares of SilverSun’s capital stock, par value $0.00001 per share, from 75,000,000 shares of common stock and 1,000,000 shares of preferred stock, to            shares, consisting of (i)            shares of Class A Common Stock, (ii)            shares of Class B Common Stock and (iii)            shares of preferred stock;

Proposal 3B — to remove certain provisions in the existing charter no longer applicable following the completion of the Mergers;

Proposal 3C — to cancel the designation of the Series A Preferred Stock, par value $0.001 per share;

Proposal 3D — to effect a reverse stock split of SilverSun’s common stock at a ratio to be determined by Rhodium within a range of one share of SilverSun common stock for every [            ] shares of SilverSun common stock and one share of SilverSun common stock for every [            ] shares of SilverSun common stock (or any number in between) currently outstanding and effected by SilverSun prior to the effective time of the Second Merger (the “Reverse Stock Split”).

Proposal 3E — to provide that holders of SilverSun Class A common stock and holders of SilverSun Class B common stock will vote together as a single class on all matters, except as required by law or by our Amended and Restated Certificate of Incorporation;

Proposal 3F — to absolve certain SilverSun stockholders from certain competition and corporate opportunities obligations; and

Proposal 3G — to allow officers of SilverSun to be exculpated from personal monetary liability pursuant to the General Corporation Law of the State of Delaware.

4.      2023 Plan Proposal.    To approve the SilverSun Technologies, Inc. 2023 Omnibus Incentive Plan (the “2023 Plan”), a copy of which is attached as Annex D to this proxy statement/prospectus.

5.      Share Issuance Proposal.    To consider and vote upon a proposal, for purposes of complying with The Nasdaq Stock Market LLC (“Nasdaq”) Listing Rule 5635, to approve (i) the issuance of up to 159,099,404 shares of SilverSun Class A common stock (including the issuance of 79,707,196 shares of SilverSun Class A common stock upon the exchange of units of Technologies (“Technologies Units”), together with an equal number of shares of SilverSun Class B common stock, for shares of SilverSun Class A common stock pursuant to the Fifth Amended and Restated Limited Liability Company Agreement of Technologies), and (ii) the issuance of 79,707,196 shares of SilverSun Class B common stock in accordance with the Merger Agreement (the “Merger Share Issuance”) (the “Share Issuance Proposal”).

6.      Director Election Proposal.    To consider and vote upon a proposal to elect five directors to serve until the 2023 annual meeting of stockholders, and until their respective successors are duly elected and qualified, subject to such directors’ earlier death, resignation, retirement, disqualification or removal (the “Director Election Proposal”).

7.      Adjournment Proposal.    To approve one or more adjournments of the Special Meeting to a later date or dates, if necessary or appropriate, to solicit additional proxies if there are insufficient votes for the approval of the Merger Proposal, Charter Proposal, the Share Issuance Proposal and the Separation and Distribution Proposal at the time of the Special Meeting (the “Adjournment Proposal” and, together with the Merger Proposal, the Separation and Distribution Proposal, the “Proposals”).

Upon consummation of the Mergers, SilverSun will be structured as an umbrella partnership C-corporation (“Up-C”) and will have two classes of common stock outstanding, SilverSun Class A common stock and SilverSun Class B common stock. The holders of shares of SilverSun Class A common stock and SilverSun Class B common stock will be entitled to one vote for each share of SilverSun Class A common stock and SilverSun Class B common stock, respectively, held of record on all matters on which SilverSun stockholders are entitled to vote generally. Each share of SilverSun Class B common stock has no economic rights but entitles its holder to one vote on all matters to be voted on by stockholders generally. Holders of SilverSun Class A common stock and SilverSun Class B common stock vote together as a single class on all matters presented to stockholders for their vote or approval, except as otherwise required by applicable law or by the Amended and Restated Certificate of Incorporation. Upon consummation of the Mergers, SilverSun will be a holding company and will have no material assets other than its equity interest in New CCDC and Merger Sub II, and Merger Sub II and New CCDC will be holding companies and will have no material assets other than their equity interest in Technologies. Merger Sub II will become the managing member of Technologies.

The holders of SilverSun common stock and the holders of SilverSun securities exercisable for or convertible into shares of SilverSun common stock immediately prior to the First Effective Time (collectively, the “SilverSun Legacy Stockholders”) will retain approximately 3.2% of the combined voting power of SilverSun and indirect economic interest of its subsidiaries. Upon the Closing, it is expected that the holders of Rhodium Class A common stock, Rhodium Class B common stock and the holders of Rhodium securities exercisable for or convertible into shares of Rhodium Class A common stock immediately prior to the First Effective Time (collectively, the “Rhodium Legacy Stockholders”) will receive approximately 96.8% of the combined voting power of SilverSun common stock upon Closing. Imperium Investment Holdings LLC, a Wyoming limited liability company and the existing holder of 100% of Rhodium’s Class B common stock (“Imperium”) will hold 100% of the SilverSun Class B common stock following the consummation of the Mergers. Upon consummation of the Mergers, Merger Sub II will become the managing member of Technologies. The parties to the Merger Agreement have agreed that for all purposes of the Merger Agreement: (i) the agreed pro forma net equity value of SilverSun after giving effect to the Mergers is $671,875,175 (the “Pro Forma Valuation”), (ii) based on such Pro Forma Valuation, the agreed value of the consideration to be received by the Rhodium Legacy Stockholders is $650,375,173 (the “Rhodium Valuation”) and the agreed value attributable to the SilverSun Legacy Stockholders is $21,500,001, and (iii) the holders of Rhodium’s simple agreements for future equity (“Rhodium SAFEs”) outstanding immediately prior to the effective time of the First Merger (the “First Effective Time”) shall receive SilverSun Class A common stock at the effective time of the Second Merger (“Second Effective Time”) based on the Rhodium Valuation. Following the Mergers, SilverSun’s Class A common stock is expected to be listed on Nasdaq under the symbol RHDM and SilverSun shall be renamed Rhodium Enterprises, Inc.

Upon consummation of the Mergers, SilverSun will hold, directly and indirectly, a number of Technologies Units equal to the number of shares of SilverSun Class A common stock issued and outstanding and Imperium will hold a number of Technologies Units equal to the number of shares of SilverSun Class B common stock issued and outstanding. The Up-C structure was selected in order to allow Imperium the option to continue to hold its economic ownership in Technologies in a pass-through structure for U.S. federal income tax purposes through its ownership of Technologies Units and potentially allows Imperium and SilverSun to benefit from net cash tax savings that SilverSun might realize as more fully described in “The Merger Agreement — Tax Receivable Agreement.”

After giving effect to transactions contemplated by this prospectus, SilverSun will indirectly own an approximate 51% interest in Technologies, Imperium will own an approximate 49% interest in Technologies, and Imperium will own 100% of the outstanding shares of SilverSun Class B common stock, which will represent an approximate 49% interest in the voting power of the outstanding common stock of SilverSun. See “Security Ownership of Certain Beneficial Owners and Management” for more information.

Each share of SilverSun Class B common stock has no economic rights but entitles its holder to one vote on all matters to be voted on by stockholders generally. Holders of SilverSun Class A common stock and SilverSun Class B common stock vote together as a single class on all matters presented to our stockholders for their vote or approval, except as otherwise required by applicable law or by our Amended and Restated Certificate of Incorporation. SilverSun does not intend to list SilverSun Class B common stock on any exchange.

Under the LLC Agreement of Technologies (the “Technologies LLC Agreement”), Imperium, subject to certain limitations, has the right (the “Redemption Right”) to cause Technologies to acquire all or a portion of its Technologies Units for, at Technologies’ election, (i) shares of SilverSun Class A common stock at a redemption ratio of one share of SilverSun Class A common stock for each Technologies Unit redeemed, subject to conversion rate adjustments for stock splits, stock dividends and reclassification and other similar transactions or (ii) an approximately equivalent amount of cash (the “Cash Election”) as determined pursuant to the terms of the Technologies LLC Agreement. Alternatively, upon the exercise of the Redemption Right, SilverSun (instead of Technologies) has the right (the “Call Right”) to acquire each tendered Technologies Unit directly from Imperium for, at its election, (x) one share of SilverSun Class A common stock, subject to conversion rate adjustments for stock splits, stock dividends and reclassification and other similar transactions, or (y) an approximately equivalent amount of cash as determined pursuant to the terms of the Technologies LLC Agreement. In addition, SilverSun has the right to require (i) upon the acquisition by SilverSun of substantially all of the Technologies Units, certain minority unitholders or (ii) upon a change of control of SilverSun, Imperium, in each case, to exercise its Redemption Right with respect to some or all of such unitholder’s Technologies Units. In connection with any redemption of Technologies Units pursuant to the Redemption Right or the Call Right, the corresponding number of shares of SilverSun Class B common stock will be cancelled. See “The Merger Agreement — Technologies LLC Agreement.”

In connection with the Up-C structure, SilverSun will enter into a Tax Receivable Agreement with Imperium at the close of the Mergers. This agreement generally provides for the payment by SilverSun to Imperium of 85% of the net cash savings, if any, in U.S. federal, state and local income tax or franchise tax that SilverSun actually realizes (or is deemed to realize in certain circumstances) in periods after the Mergers as a result of (i) the increase in our proportionate share of the tax basis of the assets of Technologies resulting from the exchange of Technologies Units, and the corresponding surrender of an equivalent number of shares of SilverSun Class B common stock, by Imperium for shares of SilverSun Class A common stock (or for cash pursuant to the Cash Election) pursuant to the Redemption Right, and (ii) imputed interest deemed to be paid by us as a result of, and additional tax basis arising from, any payments we make under the Tax Receivable Agreement. SilverSun will retain the benefit of the remaining 15% of these cash savings.

While the net cash savings are not expected to be material if Imperium exchanged all of its Technologies Units at the time of Closing, such net cash savings and the payments arising therefrom may significantly increase based on the future operations and activities of Technologies. If SilverSun experiences a change of control (as defined under the Tax Receivable Agreement, which includes certain mergers, asset sales and other forms of business combinations) after the Mergers or the Tax Receivable Agreement terminates early (at our election or as a result of our breach), SilverSun could be required to make a substantial, immediate lump-sum payment. See “The Merger Agreement — Tax Receivable Agreement” for more information.

Estimating the amount and timing of SilverSun’s realization of tax benefits subject to the Tax Receivable Agreement is by its nature imprecise, and the amount and timing of such tax benefits are unknown at this time and will vary based on a number of factors, many of which are outside of our control. Assuming no material changes in the relevant tax law and a price of $            per share of SilverSun Class A common stock, it is expected that if SilverSun experienced a change of control or the Tax Receivable Agreement were terminated immediately after Closing, the estimated lump-sum payment would be approximately $            million (calculated using a discount rate equal to the one-year London Interbank Offered Rate (or an agreed successor rate, if applicable) plus 100 basis points, applied against an undiscounted tax benefit of approximately $            million). These amounts are estimates and have been prepared for informational purposes only. The actual amount of such lump-sum payment could vary significantly based on, among other things, the operations and activities of Technologies in the period between the Closing and an early termination or a change of control event.

See “The Merger Agreement — Tax Receivable Agreement” and “Corporate Structures” for more information on our organizational structure, including the Tax Receivable Agreement.

On September 29, 2022, the SilverSun Board unanimously determined that the Merger Agreement and the transactions contemplated thereby, including the Mergers and the Distribution, are in the best interests of SilverSun and its stockholders, and recommended that the SilverSun stockholders vote or give instruction to vote “FOR” the approval of the Merger Agreement, the Separation Agreement, the other transaction documents, and the transactions contemplated thereby as well as the other proposals described in this proxy statement/prospectus.

In considering the recommendation of the SilverSun Board, you should be aware that certain directors and officers of SilverSun, and their affiliates, have interests in the Mergers and the Distribution that are different from, or are in addition to, the interests of SilverSun stockholders generally. These interests are described in this proxy statement/prospectus.

This proxy statement/prospectus describes the proposals to be considered and voted upon at the Special Meeting and related matters. Every vote is important. Whether or not you plan to attend the Special Meeting, please take the time to vote by following the instructions on your proxy card.

We join with our board in recommending that you vote FOR each of the Proposals.

This proxy statement/prospectus provides you with detailed information about the Mergers, the Distribution and Dividend and the other proposals. It also contains or references information about SilverSun and Rhodium and certain related matters. You are encouraged to read this proxy statement/prospectus carefully. In particular, you should read the “Risk Factors” section beginning on page 28 for a discussion of the risks you should consider in evaluating the Proposals, and how each transaction will affect you as a SilverSun stockholder. If you have any questions regarding the proxy statement/prospectus, you may contact SilverSun at 120 Eagle Rock Avenue, East Hanover NJ 07936 (973-396-1720).

Sincerely, Mark Meller Chief Executive Officer SilverSun Technologies, Inc.

NEITHER THE SEC NOR ANY STATE SECURITIES REGULATOR HAS APPROVED OR DISAPPROVED THE MERGERS, THE DISTRIBUTION AND DIVIDEND AND THE OTHER TRANSACTIONS DESCRIBED IN THIS PROXY STATEMENT/PROSPECTUS NOR HAVE THEY APPROVED OR DISAPPROVED THE ISSUANCE OF THE SILVERSUN COMMON STOCK IN CONNECTION WITH THE MERGERS, OR DETERMINED IF THIS PROXY STATEMENT/PROSPECTUS IS ACCURATE OR ADEQUATE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

This proxy statement/prospectus is dated [          ], 2023 and, together with the accompanying proxy card, is first being mailed to the SilverSun stockholders on or about [            ], 2023.

ADDITIONAL INFORMATION

No person is authorized to give any information or to make any representation with respect to the matters that this proxy statement/prospectus describes other than those contained in this proxy statement/prospectus, and, if given or made, the information or representation must not be relied upon as having been authorized by SilverSun. This proxy statement/prospectus does not constitute an offer to sell or a solicitation of an offer to buy securities or a solicitation of a proxy in any jurisdiction where, or to any person to whom, it is unlawful to make such an offer or a solicitation. Neither the delivery of this proxy statement/prospectus nor any distribution of securities made under this proxy statement/prospectus will, under any circumstances, create an implication that there has been no change in the affairs of SilverSun or Rhodium since the date of this proxy statement/prospectus or that any information contained herein is correct as of any time subsequent to such date.

SILVERSUN TECHNOLOGIES, INC.

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
TO BE HELD [            ], 2023

To the SilverSun stockholders:

We cordially invite you to the Special Meeting. The meeting will be held on [            ], 2023, at [            ], local time, in virtual format. Due to the COVID-19 pandemic, the Special Meeting will be held in a virtual format only to provide a safe experience for our stockholders and employees. At this meeting, you will be asked to vote on the following proposals:

1.      Merger Proposal.    To adopt the Agreement and Plan of Merger, dated as of September 29, 2022, by and among SilverSun, Merger Sub I, Merger Sub II and Rhodium, pursuant to which, among other things, (i) Merger Sub I shall be merged with and into Rhodium, resulting in Rhodium existing as the surviving company of the First Merger, and (ii) immediately following the First Merger, Rhodium shall be merged with and into Merger Sub II, resulting in Merger Sub II existing as the surviving company of the Second Merger. A copy of the Merger Agreement is attached to this proxy statement/prospectus as Annex A.

2.      Separation and Distribution Proposal.    To adopt the Separation Agreement, by and between SilverSun and SilverSun Holdings, in substantially the form attached as Annex B to this proxy statement/prospectus, pursuant to which, all of the issued and outstanding common stock of SilverSun Holdings, which owns all of the issued and outstanding common stock of (i) SWK and (ii) SCS will be distributed on a pro rata basis to the stockholders of SilverSun as of the Dividend and Distribution Record Date.

3.      Charter Proposal.    To consider and vote upon a proposal to approve and adopt, assuming the Merger Proposal and the Share Issuance Proposal are approved and adopted, the Amended and Restated Certificate of Incorporation, to, among other things, set forth the number of authorized shares of SilverSun Class A common stock and SilverSun Class B common stock and set forth the rights and preferences of such shares of SilverSun Class A common stock and SilverSun Class B common stock, remove provisions that are no longer applicable following the completion of the Mergers, cancel the designation of the Series A Preferred Stock, par value $0.001 per share, and effect, at the discretion of the SilverSun Board, a reverse stock split of SilverSun’s common stock, a copy of the form of which is attached to the accompanying proxy statement as Annex C, which, if approved, would take effect upon the Closing.

In addition to the approval of the Amended and Restated Certificate of Incorporation, the stockholders are also separately being presented with the Advisory Charter Proposals, for approval on a non-binding advisory basis, to give stockholders the opportunity to present their separate views on certain corporate governance provisions in the Amended and Restated Certificate of Incorporation:

Proposal 3A — to authorize a new class of capital stock, the SilverSun Class A common stock, par value $0.00001 per share, to replace the existing common stock of SilverSun at Closing, to authorize a new class of capital stock, the SilverSun Class B common stock, par value $0.00001 per share, to increase the number of authorized shares of SilverSun’s capital stock, par value $0.00001 per share, from 75,000,000 shares of common stock and 1,000,000 shares of preferred stock, to            shares, consisting of (i)            shares of Class A Common Stock, (ii)            shares of Class B Common Stock and (iii)            shares of preferred stock;

Proposal 3B — to remove certain provisions in the existing charter no longer applicable following the completion of the Mergers;

Proposal 3C — to cancel the designation of the Series A Preferred Stock, par value $0.001 per share;

Proposal 3D — to effect a reverse stock split of SilverSun’s common stock at a ratio to be determined by Rhodium within a range of one share of SilverSun common stock for every [            ] shares of SilverSun common stock and one share of SilverSun common stock for every [            ] shares of SilverSun common stock (or any number in between) currently outstanding and effected by SilverSun prior to the effective time of the Second Merger.

Proposal 3E — to provide that holders of SilverSun Class A Common Stock and holders of SilverSun Class B Common Stock will vote together as a single class on all matters, except as required by law or by our Amended and Restated Certificate of Incorporation;

Proposal 3F — to absolve certain SilverSun stockholders from certain competition and corporate opportunities obligations; and

Proposal 3G — to allow officers of SilverSun to be exculpated from personal monetary liability pursuant to the General Corporation Law of the State of Delaware.

4.      2023 Plan Proposal.    To approve the SilverSun Technologies, Inc. 2023 Omnibus Incentive Plan, a copy of which is attached as Annex D to this proxy statement/prospectus.

5.      Share Issuance Proposal.    To consider and vote upon a proposal, for purposes of complying with Nasdaq Listing Rule 5635, to approve (i) the issuance of up to 159,099,404 shares of SilverSun Class A common stock (including the issuance of 79,707,196 shares of SilverSun Class A common stock upon the exchange of units of Technologies, together with an equal number of shares of SilverSun Class B common stock, for shares of SilverSun Class A common stock pursuant to the Fifth Amended and Restated Limited Liability Company Agreement of Technologies), and (ii) the issuance of 79,707,196 shares of SilverSun Class B common stock in accordance with the Merger Agreement.

6.      Director Election Proposal.    To consider and vote upon a proposal to elect five directors to serve until the 2023 annual meeting of stockholders, and until their respective successors are duly elected and qualified, subject to such directors’ earlier death, resignation, retirement, disqualification or removal.

7.      Adjournment Proposal.    To approve one or more adjournments of the Special Meeting to a later date or dates, if necessary or appropriate, to solicit additional proxies if there are insufficient votes for the approval of the Merger Proposal, Charter Proposal, the Share Issuance Proposal and the Separation and Distribution Proposal at the time of the Special Meeting.

SilverSun will transact no other business at the Special Meeting, except for business properly brought before the Special Meeting or any adjournment or postponement thereof.

Only holders of record of shares of SilverSun common stock at the close of business on [            ], 2023, the record date for the Special Meeting, are entitled to notice of, and a vote at, the Special Meeting and any adjournments or postponements thereof.

Your vote is important regardless of the number of shares you own. We encourage you to sign and return your proxy card, or use the telephone or Internet voting procedures, before the Special Meeting, so that your shares will be represented and voted at the Special Meeting even if you cannot attend in person.

Consummation of the Mergers are conditioned on the approval of the Merger Proposal, the Separation and Distribution Proposal, the Charter Proposal and the Share Issuance Proposal at the Special Meeting, subject to terms of the Merger Agreement. The Merger is not conditioned on stockholders of SilverSun approving any of the Director Election Proposal, the 2023 Plan Proposal or the Adjournment Proposal. If the Merger Proposal is not approved, the other proposals (except the Adjournment Proposal) will not be presented to the stockholders for a vote.

Please do not send any share certificates at this time. If the Mergers are consummated, we will notify you of any necessary procedures.

By Order of the Board of Directors, Mark Meller Chief Executive Officer SilverSun Technologies, Inc. East Hanover, NJ , 2023

VOTING BY INTERNET, TELEPHONE OR MAIL

If you hold your shares through a bank, broker, custodian or other recordholder, please refer to your proxy card or voting instruction form or the information forwarded by your bank, broker, custodian or other recordholder to see which options are available to you.

SilverSun stockholders of record may submit their proxies by:

Internet.    You can vote over the Internet by accessing the website listed on your proxy card and following the instructions on the website prior to 11:59 p.m. Eastern time on [            ], 2023. Internet voting is available 24 hours a day. If you vote over the Internet, do not return your proxy card(s).

Telephone.    You can vote by telephone by calling the toll-free number listed on your proxy card in the United States, Canada or Puerto Rico on a touch-tone phone prior to 11:59 p.m. Eastern time on [            ], 2023. You will then be prompted to enter the control number printed on your proxy card and to follow subsequent instructions. Telephone voting is available 24 hours a day. If you vote by telephone, do not return your proxy card(s).

Mail.    You can vote by mail by completing, signing, dating, and mailing your proxy card(s) in the postage-paid envelope included with this proxy statement/prospectus.

ABOUT THIS DOCUMENT

This document forms a part of a registration statement on Form S-4 (Registration No. 333-267934) filed by SilverSun with the SEC to register under the U.S. Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder (the “Securities Act”), the issuance of shares of SilverSun Class A common stock issuable upon or in connection with the consummation of the Mergers. It constitutes:

•        a proxy statement under Section 14(a) of the U.S. Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (the “Exchange Act”), and a notice of meeting and action to be provided to the SilverSun stockholders in connection with the Special Meeting at which SilverSun stockholders will consider and vote on each of the Proposals to give effect to the transactions contemplated by the Merger Agreement; and

•        a prospectus of SilverSun under the Securities Act with respect to the shares of SilverSun Class A common stock to be issued to the Rhodium stockholders as described in this proxy statement/prospectus.

Where the context requires it, references to the Company and SilverSun refer to, (i) prior to the consummation of the Mergers, SilverSun Technologies, Inc. and its subsidiaries, and (ii) following the consummation of the Mergers, the Combined Company.

As permitted by SEC rules, this document does not contain all of the information that you can find in the registration statement or its exhibits. Statements made in this proxy statement/prospectus as to the content of any contract, agreement or other document filed or incorporated by reference as an exhibit to the registration statement are not necessarily complete. With respect to those statements, you should refer to the corresponding exhibit for a more complete description of the matter involved and read all statements in this proxy statement/prospectus in light of that exhibit. Each statement contained in this document is qualified by reference to the underlying documents. You are encouraged to read the entire registration statement. You may obtain copies of the registration statement by following the instructions under “Where You Can Find More Information.”

SilverSun files reports (including annual, quarterly and current reports that may contain audited financial statements), proxy statements and other information with the SEC.

Copies of SilverSun’s filings with the SEC are available to investors without charge by request made to SilverSun in writing or by telephone with the following contact information:

SilverSun Technologies, Inc.
120 Eagle Rock Avenue
East Hanover, NJ 07936
www.silversuntech.com
(973) 396-1720

TO RECEIVE TIMELY DELIVERY OF THESE MATERIALS, YOU MUST MAKE YOUR REQUESTS NO LATER THAN FIVE (5) BUSINESS DAYS BEFORE THE DATE OF THE SPECIAL MEETING, WHICH IS [            ], 2023.

You may also obtain printer-friendly versions of SilverSun’s SEC reports at www.silversuntech.com. However, SilverSun is not incorporating the information on SilverSun’s website into this document or the registration statement. SilverSun’s filings with the SEC are available to the public over the internet at the SEC’s website at www.sec.gov.

i

CERTAIN DEFINED TERMS

Unless the context otherwise requires, reference in this proxy statement to:

•        “2023 Plan Proposal” are to the proposal by the SilverSun Board for stockholder approval the 2023 Plan providing for stock-based incentive compensation to select officers, employees, non-employee directors, consultants and service providers;

•        “Adjournment Proposal” are to the proposal by the SilverSun Board for stockholder approval to adjourn the Special Meeting if necessary or appropriate, to solicit additional proxies if there are insufficient votes to adopt the Merger Agreement at the time of the Special Meeting;

•        “Amended and Restated Bylaws” are to the amended and restated Bylaws of Rhodium Enterprises, Inc. (f/k/a SilverSun Technologies, Inc.) upon consummation of the Mergers;

•        “Amended and Restated Certificate of Incorporation” are to the Fifth Amended and Restated Certificate of Incorporation of SilverSun, a copy of which is attached as Annex C to this proxy statement/prospectus;

•        “Charter Proposal” are to the proposal by the SilverSun Board for stockholder approval to adopt the Amended and Restated Certificate of Incorporation to, among other things, set forth the number of authorized shares of SilverSun Class A common stock and SilverSun Class B common stock and set forth the rights and preferences of such shares, such as to effect the desired corporate structure and to maintain SilverSun’s flexibility to issue shares of common stock for future corporate needs;

•        “Combined Company” are to Rhodium Enterprises, Inc. (f/k/a/ SilverSun Technologies, Inc.) following the consummation of the Mergers;

•        “DGCL” are to the General Corporation Law of the State of Delaware;

•        “Director Election Proposal” are to the proposal by the SilverSun Board for stockholder approval for the appointment of five directors to take office upon consummation of the Mergers;

•        “Distribution” are to the process wherein all of the issued and outstanding common stock of SilverSun Holdings, which owns all of the issued and outstanding common stock of SWK and SCS, will be distributed on a pro rata basis to the holders of the issued and outstanding SilverSun Class A common stock as of a record date to be determined by SilverSun;

•        “Dividend” are to the issuance by SilverSun of a cash dividend of at least $1.50 per pre-Merger/pre-Reverse Stock Split share pro rata in the aggregate amount of approximately $8,500,000 following the Second Merger;

•        “Exchange Act” are to the Securities Exchange Act of 1934, as amended;

•        “First Merger” are to the merger wherein Merger Sub I shall merge with and into Rhodium, resulting in Rhodium being the surviving company of the First Merger;

•        “GAAP” are to U.S. generally accepted accounting principles;

•        “IRS” are to the U.S. Internal Revenue Service;

•        “Merger Sub I” are to Rhodium Enterprises Acquisition Corp., a Delaware corporation and direct wholly owned subsidiary of SilverSun;

•        “Merger Sub II” are to Rhodium Enterprises Acquisition LLC, a Delaware limited liability company and direct wholly owned subsidiary of SilverSun;

•        “Merger Proposal” are to the proposal to adopt the Agreement and Plan of Merger, dated as of September 29, 2022, by and among SilverSun, Merger Sub I, Merger Sub II and Rhodium, pursuant to which Merger Sub I shall merge with and into Rhodium, and then Rhodium shall merge with and into Merger Sub II, resulting in Merger Sub II existing as the surviving company;

•        “Rhodium Class A common stock” are to prior to giving effect to the business combination, Rhodium’s Class A common stock, par value $0.0001 per share;

•        “Rhodium Class B common stock” are to prior to giving effect to the business combination, Rhodium’s Class B common stock, par value $0.0001 per share;

•        “Sarbanes-Oxley Act” are to the Sarbanes-Oxley Act of 2002, as amended;

•        “SEC” are to the U.S. Securities and Exchange Commission;

•        “Second Merger” are to the merger following the First Merger, wherein Rhodium shall merge with and into Merger Sub II, resulting in Merger Sub II as the surviving company of the Second Merger;

•        “Securities Act” are to the Securities Act of 1933, as amended;

•        “Separation Agreement” are to the agreement between SilverSun and SilverSun Technologies Holdings, Inc. whereby all of the issued and outstanding common stock of SilverSun Holdings will be distributed on a pro rata basis to the stockholders of SilverSun;

•        “Separation and Distribution Proposal” are to the proposal by the SilverSun Board for stockholder approval of the Separation Agreement and the Distribution;

•        “Share Issuance Proposal” are to the proposal by the SilverSun Board for stockholder approval, pursuant to Nasdaq Listing Rule 5635(a), (b) and (d);

•        “SilverSun Class A common stock” are to, after giving effect to the business combination, SilverSun’s Class A common stock, par value $0.0001 per share;

•        “SilverSun Class B common stock” are to, after giving effect to the business combination, SilverSun’s Class B common stock, par value $0.0001 per share;

•        “SilverSun Holdings” are to SilverSun’s recently formed direct wholly owned subsidiary, SilverSun Technologies Holdings, Inc., a Delaware corporation;

•        “Surviving Company” are to Merger Sub II, the surviving company of the Second Merger;

•        “SWK” are to SWK Technologies, Inc., a Delaware corporation and indirect wholly owned subsidiary of SilverSun;

•        “Technologies” are to Rhodium Technologies LLC, a Delaware limited liability company;

•        “The Mergers” are to the two mergers by which Merger Sub I shall merge with and into Rhodium, resulting in Rhodium existing as the surviving company of the First Merger, and thereafter, Rhodium shall merge with and into Merger Sub II, resulting in Merger Sub II existing as the surviving company;

•        “The Proposals” are to the seven proposals SilverSun stockholders will be asked to consider and vote upon at the Special Meeting. The Proposals include the Merger Proposal, the Separation and Distribution Proposal, the Charter Proposal, the 2023 Plan Proposal, the Merger Share Issuance Proposal, the Director Election Proposal, and the Adjournment Proposal.

QUESTIONS AND ANSWERS ABOUT THE MEETING

Below are brief answers to questions you may have concerning the transactions described in this proxy statement/prospectus and the Special Meeting. These questions and answers do not, and are not intended to, address all of the information that may be important to you. You should read carefully this entire proxy statement/prospectus and the other documents to which we refer you.

GENERAL

Q:     Why am I receiving this document?

A:     On September 29, 2022, SilverSun entered into the Merger Agreement, by and among the Company, Merger Sub I, Merger Sub II and Rhodium. Upon the terms and subject to the conditions set forth in the Merger Agreement, among other things, (i) Merger Sub I shall be merged with and into Rhodium resulting in Rhodium surviving the First Merger, and (ii) immediately following the First Merger, Rhodium shall be merged with and into Merger Sub II resulting in Merger Sub II surviving the Second Merger as a direct, wholly owned subsidiary of SilverSun. Merger Sub II will operate the pre-Merger business of Rhodium through its management of Technologies.

In conjunction with the Mergers, this proxy statement is being used by the SilverSun Board to solicit proxies of SilverSun stockholders to consider and vote upon, among other things, a proposal to approve the Mergers and the Distribution, and to adopt the Merger Agreement and Separation Agreement. A copy of the Merger Agreement is attached hereto as Annex A and a copy of the Separation Agreement is attached hereto as Annex B. Additionally, assuming the Merger Proposal and the Separation and Distribution Proposal are approved, the SilverSun stockholders are also being asked to vote on the 2023 Plan Proposal, the Charter Proposal, the Share Issuance Proposal and the Director Election Proposal and, if necessary, the Adjournment Proposal at the Special Meeting. In addition, this document is a prospectus being delivered to the SilverSun stockholders and Rhodium’s stockholders because SilverSun is proposing to issue shares of its SilverSun Class A common stock and SilverSun Class B common stock in exchange for the equity interests of Rhodium, as described herein if the Mergers are completed.

Q:     When and where is the meeting of the stockholders?

A:     The Special Meeting will be held at [            ] a.m. prevailing Eastern Time, on [            ], 2023, in virtual format. SilverSun stockholders may attend, vote and examine the list of SilverSun stockholders entitled to vote at the Special Meeting by visiting and entering the control number found on their proxy card, voting instruction form or notice included in their proxy materials. Due to the COVID-19 pandemic, the Special Meeting will be held in virtual meeting format only and you will not be able to attend the Special Meeting physically.

Q:     Who can answer any questions I may have about the Special Meeting and Proposals?

A:     Any questions that SilverSun stockholders, banks or brokers may have concerning the Special Meeting can be addressed to SilverSun Technologies, Inc., 120 Eagle Rock Avenue, East Hanover, NJ 07936, attention: Joseph Macaluso, (973-396-1720), email: joe.macaluso@swktech.com.

Q:     What constitutes a quorum for the transaction of business at the Special Meeting?

A:     A majority of the voting power of the issued and outstanding SilverSun common stock entitled to vote at the Special Meeting must be present, in person (which would include presence at a virtual meeting) or represented by proxy, at the Special Meeting to constitute a quorum. Abstentions and broker non-votes will be counted as present for the purpose of determining a quorum.

Q:     What are broker non-votes?

A:     A broker non-vote occurs when a nominee, such as a broker, holding shares for a beneficial owner does not vote on a particular proposal because the nominee does not have discretionary authority to vote on that particular proposal and has not received instructions from the beneficial owner as to how to vote its shares. If you do not provide your broker with voting instructions, none of your shares held by the broker will be voted on any of those proposals.

CONCERNING THE MERGERS AND THE DISTRIBUTION

Q:     What will happen in the proposed Mergers and the Distribution?

A:     Pursuant to the Merger Agreement, Merger Sub I, will merge with and into Rhodium in the First Merger, resulting in Rhodium as the surviving company of the First Merger. Following the First Merger, Rhodium will merge with and into Merger Sub II in the Second Merger, resulting in Merger Sub II as the surviving company of the Second Merger. Following the Closing, Merger Sub II will operate its businesses consistent with past practices of Rhodium.

When the transactions contemplated by the Separation Agreement, including the Distribution, are consummated, all of the issued and outstanding common stock of SilverSun’s wholly owned subsidiary, SilverSun Holdings, will be distributed to the SilverSun stockholders of record on the Dividend and Distribution Record Date, on a pro rata basis. As a result of the Distribution, SilverSun’s indirect wholly owned subsidiaries, SWK and SCS, will be owned by the SilverSun stockholders indirectly through their shares of SilverSun Holdings.

Additional information on the Mergers and the Distribution is set forth beginning on page 12 and 65, respectively.

Q:     What will be the business of SilverSun after the consummation of the Mergers and the Distribution?

A:     Prior to the Distribution, SilverSun will distribute all of the issued and outstanding stock of its subsidiaries (except for Critical Cyber Defense Corporation, a Nevada corporation (“CCDC”)) to SilverSun Holdings. Upon consummation of the Mergers and the Distribution, SilverSun Holdings will operate SilverSun’s pre-closing business (other than the business conducted by CCDC) through its ownership of SWK and SCS. As a result of the Mergers and the Distribution, SilverSun will hold Rhodium’s independent business and the business conducted by CCDC. Rhodium is a technology company which utilizes its proprietary technologies to mine Bitcoin.

Q:     What vote is required to approve the proposals subject to a stockholder vote at the Special Meeting?

A:     The affirmative vote of a majority of the 5,256,177 shares (at least 2,628,089 shares) of SilverSun common stock outstanding and entitled to vote as of the close of business on [            ], 2023, the record date for the Special Meeting, is required to approve the (i) Merger Proposal, (ii) Separation and Distribution Proposal, and (iii) Charter Proposal. The affirmative vote of holders of a majority of the shares of SilverSun common stock cast at the Special Meeting and entitled to vote thereon is required to approve the (i) Adjournment Proposal, (ii) 2023 Plan Proposal and (iii) Share Issuance Proposal. The director nominees named in the Director Election Proposal shall be elected by a plurality of the votes of the shares of SilverSun common stock present in person or represented by proxy at the Special Meeting and entitled to vote thereon. A stockholder’s failure to vote by proxy or to vote in person (which would include presence at a virtual meeting) at the Special Meeting, as well as an abstention from voting and a broker non-vote with regard to the 2023 Plan Proposal, the Share Issuance Proposal, the Director Election Proposal and the Adjournment Proposal, will have no effect on such proposals. A stockholder’s failure to vote by proxy or to vote in person (which would include presence at a virtual meeting) at the Special Meeting, as well as an abstention from voting or a broker non vote with regard to the Merger Proposal, the Separation and Distribution Proposal and the Charter Proposal, will have the same effect as a vote “against” such proposal.

At the record date for the Special Meeting, directors and executive officers of SilverSun and their respective affiliates have the right to vote an aggregate of 2,011,298 (approximately 38.27%) of the then outstanding shares of SilverSun common stock. Each of SilverSun’s directors and executive officers and certain affiliated persons, have indicated, verbally or in writing, his, her or its present intention to vote, or cause to be voted, the shares of SilverSun common stock owned by him, her or it for the proposals subject to a stockholder vote at the Special Meeting. Accordingly, in addition to the shares owned by SilverSun’s officers, directors and certain affiliated persons, SilverSun shareholders holding at least 616,791 shares of SilverSun common stock as of the record date will need to vote in favor of the (i) Merger Proposal, (ii) Separation and Distribution Proposal, and (iii) Charter Proposal if they are to be approved.

In connection with the execution of the Merger Agreement, Mark Meller (SilverSun’s CEO and Chairman), Sharieve Meller (Mr. Meller’s wife) and the Mark M. Meller Family Trust (collectively, the “Meller Parties”), who collectively beneficially own an aggregate of 2,006,534 shares representing approximately 38.17% of the outstanding SilverSun common stock, entered into a voting agreement with Rhodium (the “SilverSun Voting and Support Agreement”), pursuant to which the Meller Parties have agreed to vote in favor of the adoption of the Merger Agreement and any other matters necessary for the consummation of the transactions contemplated by the Merger Agreement, including the Mergers and to take (and refrain from taking) certain other actions in connection therewith, including not to, among other things, sell, transfer, enter into any agreement to sell, transfer, or exchange any of the shares of SilverSun common stock owned by such person during the period between the Closing and the earlier of (a) 90 days after the Closing and (b) the date that a shelf registration statement filed pursuant to the registration rights agreement becomes effective. Similarly, Rhodium’s directors, executive officers and certain stockholders of the Rhodium have, concurrently with the execution and delivery of the Merger Agreement and in their capacity as stockholders of Rhodium, entered into a voting agreement with SilverSun pursuant to which such directors, officers and stockholders have agreed that, as promptly as practicable following the effectiveness of the registration statement of which this prospectus is a part, they will approve, by written consent or by vote at a duly held meeting of the stockholders of Rhodium the execution, delivery and performance of the Merger Agreement and any other matters necessary for the consummation of the transactions contemplated by the Merger Agreement and take (and refrain from taking) certain other actions in connection therewith.

Q:     How does the SilverSun Board recommend that I vote with respect to the Proposals subject to a stockholder vote at the Special Meeting?

A:     On September 29, 2022, the SilverSun Board unanimously determined that the Merger Agreement, the Separation Agreement and the transactions contemplated thereby were fair to, and in the best interests of, SilverSun and its stockholders, approved and declared advisable the Merger Agreement, the Separation Agreement and the transactions contemplated thereby, and directed that the Merger Agreement, the Separation Agreement and the transactions contemplated thereby be submitted to the SilverSun stockholders for their approval. The SilverSun Board unanimously recommends that the SilverSun stockholders vote “FOR” each of the Proposals.

Additional information on the recommendation of the SilverSun Board is set forth in “The Mergers and the Distribution — SilverSun’s Reasons for the Mergers and the Distribution and Dividend and the Recommendations of the SilverSun Board” beginning on page 12.

You should note that some SilverSun directors and executive officers, and their affiliates, have interests in the Mergers and the Distribution that are different from, or in addition to, the interests of other SilverSun stockholders generally. Information relating to the interests of SilverSun’s directors and executive officers, and their affiliates, in the Mergers and the Distribution is set forth in “The Mergers and the Distribution — Interests of Certain SilverSun Directors and Executive Officers in the Mergers and the Distribution” beginning on page 14.

Q:     Are the Proposals conditioned on one another?

A:     The Closing is conditioned upon the approval of the Merger Proposal, the Separation and Distribution Proposal, the Charter Proposal and the Share Issuance Proposal. Each of the Charter Proposal, the Share Issuance Proposal, the Director Election Proposal and the 2023 Plan Proposal is conditioned upon the approval of the Merger Proposal. The Adjournment Proposal is not conditioned on the approval of any other proposal set forth in this proxy statement/prospectus.

It is important for you to note that in the event the Merger Proposal, the Separation and Distribution Proposal, the Charter Proposal and the Share Issuance Proposal do not receive the requisite vote for approval, then SilverSun will not consummate the Mergers. If the Merger Proposal and the Separation and Distribution Proposal are not approved, the other proposals, except the Adjournment Proposal, will not be presented to stockholders for a vote.

Q:  What will SilverSun and the SilverSun Legacy Stockholders receive if the Mergers and the Distribution are completed?

A:     As the result of the Mergers, SilverSun will own and, through its management of Technologies, operate, the pre-Merger business conducted by Rhodium. SilverSun will also receive $10,000,000 in cash, approximately $8,500,000 of which will be used to pay the Dividend described in greater detail below and the balance of which will be used to pay certain transaction expenses, including tax payments. In connection with the Mergers, Rhodium will also assume approximately $1,000,000 of SilverSun’s income tax liabilities related to the Distribution.

Upon completion of the Mergers, each SilverSun Legacy Stockholder will own the same number of shares of SilverSun common stock that such shareholder owned immediately after the Reverse Stock Split, if applicable, and immediately prior to the completion of the Mergers. However, after the completion of the Mergers, the SilverSun Legacy Stockholders will own a significantly smaller percentage of SilverSun than they will have owned immediately prior to the Mergers. Upon completion of the Mergers, the SilverSun Legacy Stockholders will retain approximately 3.2% of SilverSun’s voting power and indirect economic interest of its subsidiaries and the Rhodium Legacy Stockholders will own approximately 96.8% of SilverSun’s voting power and indirect economic interest of its subsidiaries.

Promptly following the Mergers, SilverSun will distribute a cash Dividend of at least $1.50 per pre-Merger/pre-Reverse Stock Split share pro rata in the aggregate amount of approximately $8,500,000 to the holders of SilverSun common stock of record as of the Dividend and Distribution Record Date. The Dividend amount will be paid out of the $10,000,000 of cash paid to SilverSun from Rhodium upon the Closing of the Mergers.

In the Distribution, SilverSun stockholders of record on the Dividend and Distribution Record Date will receive shares of SilverSun Holdings common stock on a pro rata basis. SilverSun Holdings will have 5,256,177 shares of common stock issued and outstanding at the time of the Distribution which is the amount of SilverSun common shares that will be issued and outstanding immediately prior to the Reverse Stock Split. Accordingly, each holder of SilverSun common stock as of the Dividend and Distribution Record Date will receive one share of SilverSun Holdings common stock for every share of SilverSun common stock held by such holder immediately prior to the Reverse Stock Split.

Q:     What will happen if the Merger Proposal is not approved and the Merger is not completed?

A:     In the event the Merger Proposal does not receive the requisite vote for approval, none of the other proposals, except for the Adjournment Proposal, will be effective even if approved by SilverSun’s stockholders. In such event, SilverSun will remain an independent public company, its common stock will continue to be listed and traded on Nasdaq and registered under the Exchange Act, and the Distribution and Dividend will not take place. In any event, SilverSun will continue to file periodic reports with the SEC. In the event the requisite vote of the SilverSun stockholders approving the Merger Proposal has not been obtained by the Termination Date (as defined below) due to the action or failure to act by any of the SilverSun Entities and such action or failure to act constitutes a material breach by any of the SilverSun Entities of the Merger Agreement, Rhodium may terminate the Merger Agreement and SilverSun would be required to pay, or cause to be paid, to Rhodium (or its designee(s)) by wire transfer of immediately available funds a termination fee in an amount equal to $5,000,000.00. Additionally, the failure to complete the Mergers could subject SilverSun and its shareholders to certain risks. See “Risk Factors — Failure to complete the Mergers could negatively impact the stock price and the future business and financial results of SilverSun because of, among other things, the disruption that would occur as a result of uncertainties relating to a failure to complete the Mergers.”

Q:     Will SilverSun’s shares be traded on an exchange following the Mergers?

A:     It is a condition to Closing under the Merger Agreement for the shares of SilverSun Class A common stock be listed on Nasdaq. SilverSun’s Class A common stock is expected to be listed on Nasdaq under the symbol “RHDM” following the Mergers.

Q:     When do you expect to complete the Mergers and the Distribution?

A:     We are working to complete the Mergers and the Distribution during the first quarter of 2023, although we cannot assure completion by any particular date or that the Transaction will be completed. If the SilverSun stockholders adopt all of the Proposals at the Special Meeting, we expect that the other conditions to completion of the Mergers and the Distribution will be satisfied and the Mergers and Distribution will be consummated promptly thereafter.

Q:     Who will serve as the directors and executive officers of SilverSun after the consummation of the Mergers?

A:     Upon consummation of the Mergers, it is expected that the SilverSun Board will be comprised of five persons to be designated by Rhodium prior to Closing. The nominating committee of SilverSun will, at the first election at which each designated director is up for re-election, designate such director (or his designee) for re-election. It is contemplated that the executive officers of SilverSun immediately following the Second Effective Time will be: Chase Blackmon (as Chief Executive Officer), Nicholas Cerasuolo (as Chief Financial Officer), and Cameron Blackmon (as Chief Technology Officer). Additional information about the directors and executive officers of SilverSun following the consummation of the Mergers is set forth in “Governance and Management of SilverSun” beginning on page 13.

Q:     Are there risks associated with the Mergers and the Distribution?

A:     Yes, there are important risks associated with the Mergers and the Distribution. We encourage you to read carefully and in their entirety the sections of this proxy statement/prospectus titled “Cautionary Information Regarding Forward-Looking Statements” and “Risk Factors” beginning on pages 26 and 28, respectively. These risks include, among others, risks relating to the uncertainty that the Mergers will close and uncertainties relating to the performance of SilverSun after the Mergers and the Distribution.

Q:     Do I have appraisal rights?

A:     No. Holders of SilverSun common stock as of the record date for the Special Meeting that do not vote in favor of the Mergers or the Distribution are not entitled to appraisal rights under the DGCL in connection with the Mergers or the Distribution. Additional information about the SilverSun stockholders’ appraisal rights is set forth in “Appraisal Rights and Dissenters’ Rights” beginning on page 176.

Q:     What are the U.S. federal income tax consequences of the Distribution and Dividend for Holders of SilverSun common stock?

SilverSun shall use reasonable best efforts to obtain a tax opinion of Lucosky Brookman LLP (or a nationally recognized tax advisor with expertise in these matters that is reasonably acceptable to Rhodium) that the Distribution “should” qualify as a distribution described in Section 355(a) of the Internal Revenue Code (“Code”). If SilverSun receives such opinion, the parties intend to report the Distribution as a tax-free distribution described in Section 355(a) of the Code. The determination of whether a distribution qualifies under Section 355(a) of the Code is a factually intensive determination and relies on unsettled legal standards. Moreover, if a tax opinion is rendered (as described above), the tax opinion will not be binding on the IRS or the courts, and the IRS or the courts may not agree with the conclusions set forth in the tax opinion. SilverSun does not intend to obtain an IRS private letter ruling regarding qualification of the Distribution as a distribution under Section 355(a) of the Code. Therefore, no assurances can be given that the Distribution will qualify as a distribution under Section 355(a) of the Code and, if a tax opinion is not received regarding the qualification of the Distribution as a Distribution described in Section 355(a) of the Code, the parties intend to take the position that the Distribution does not qualify under Section 355(a) of the Code.

If the Distribution does not qualify as a distribution under Section 355(a) of the Code, then a U.S. holder (as defined in the section titled “Material U.S. Federal Income Tax Consequences”) who receives SilverSun Holdings common stock in the Distribution, generally would be treated as receiving a corporate distribution in an amount equal to the fair market value of the SilverSun Holdings common stock received. In addition, the Dividend will also be treated as a corporate distribution to holders regardless of the treatment of the Distribution for U.S. federal income tax purposes. A corporate distribution is treated as a taxable dividend to the extent of such U.S. holder’s share of SilverSun’s current or accumulated earnings and profits. Distributions in excess of a U.S. holder’s share of SilverSun’s current and accumulated earnings and profits will constitute a return of capital that will be applied against and reduce such U.S. holder’s adjusted tax basis in their shares of SilverSun common stock with any further excess giving rise to capital gain.

For more information, U.S. holders should carefully review the information set forth in the section titled “Material U.S. Federal Income Tax Consequences” for a general discussion of the material U.S. federal income tax consequences of the Distribution and Dividend, in addition to consulting their own tax advisors as to the specific tax consequences to them of the Distribution and Dividend. Non-U.S. holders are urged to consult with their tax advisor regarding the U.S. federal income tax consequences of the Distribution and Dividend.

PROCEDURES

Q:     What do I need to do now?

A:     After carefully reading and considering the information contained in this proxy statement/prospectus, please complete and sign your proxy card and return it in the enclosed postage-paid envelope as soon as possible so that your shares may be represented at the Special Meeting. Alternatively, you may cast your vote by telephone or Internet by following the instructions on your proxy card. In order to ensure that your vote is recorded, please vote your proxy as instructed on your proxy card, or on the voting instruction form provided by the record holder if your shares are held in the name of your broker or other nominee, even if you currently plan to attend the Special Meeting in person.

Additional information on voting procedures is located beginning on page 156.

Q:     What should I do if I receive more than one set of voting materials?

A:     You may receive more than one set of voting materials, including multiple copies of this proxy statement/prospectus and multiple proxy cards or voting instruction cards. For example, if you hold your shares in more than one brokerage account, you will receive a separate voting instruction card for each brokerage account in which you hold shares. If you are a holder of record and your shares are registered in more than one name, you will receive more than one proxy card. Please follow the instructions and vote in accordance with each proxy card and voting instruction card you receive.

Q:     If my shares are held in “street name” by a broker or other nominee, will my broker or nominee vote my shares for me?

A:     If you do not provide your broker with instructions on how to vote your “street name” shares, your broker will not be permitted to vote Merger Proposal, Separation and Distribution Proposal, the Charter Proposal, the 2023 Plan Proposal, the Share Issuance Proposal and the Director Election Proposal. You should therefore be sure to provide your broker with instructions on how to vote your shares. You should check the voting form used by your broker to see if your broker offers telephone or Internet voting. If you do not give voting instructions to your broker, your shares will be counted towards a quorum at the Special Meeting, but effectively will be treated as voting against the adoption of the Merger Agreement unless you appear and vote in person at the Special Meeting. If your broker holds your shares and you plan to attend and vote at the Special Meeting, please bring a letter from your broker identifying you as the beneficial owner of the shares and authorizing you to vote.

Under the rules of the Nasdaq, brokers who hold shares in “street name” for a beneficial owner of those shares typically have the authority to vote in their discretion on “routine” proposals when they have not received instructions from beneficial owners. However, brokers are not permitted to exercise their voting discretion with respect to the approval of matters that the Nasdaq determines to be “non-routine” without specific instructions from the beneficial owner. It is expected that all proposals to be voted on at the Special Meeting are “non-routine” matters. Broker non-votes occur when a broker or nominee is not instructed by the beneficial owner of shares to vote on a particular proposal for which the broker does not have discretionary voting power.

Additional information on how to vote if your shares are held in “street name” is located beginning on page 156.

Q:     What if I do not vote on the matters relating to the Merger Agreement and the Separation Agreement?

A:     Because approval of each of the Merger Proposal, Separation and Distribution Proposal and Charter Proposal requires the affirmative vote of a majority of the shares of SilverSun common stock outstanding and entitled to vote as of the record date for the Special Meeting, if you abstain or fail to vote your shares in favor of these matters, this will have the same effect as voting your shares against the Merger Proposal, Separation and Distribution Proposal and Charter Amendment. If you fail to respond with a vote or fail to instruct your broker or other nominee how to vote on the Merger Proposal, Separation and Distribution Proposal and Charter Amendment, it will have the same effect as a vote against the Merger Proposal, Separation and Distribution Proposal and Charter Amendment. If you respond but do not indicate how you want to vote on the Mergers and the other proposals included herein, your proxy will be counted as a vote in favor of all Proposals, including the Merger Proposal, Separation and Distribution Proposal and Charter Amendment.

Pursuant to the SilverSun Voting and Support Agreement, certain SilverSun directors, executive officers and certain SilverSun stockholders, who collectively beneficially owned approximately 38.17% of the outstanding SilverSun common stock as of the date of this proxy statement/prospectus, have committed to vote the shares they beneficially own, in favor of the Merger Proposal, Separation and Distribution Proposal and Charter Amendment and any other matters necessary for the consummation of the transactions contemplated thereby.

Q:     What will happen if I return my proxy card without indicating how to vote?

A:     If you sign and return your proxy card without indicating how to vote on any particular proposal, the common stock represented by your proxy will be voted as recommended by the SilverSun Board with respect to that proposal.

Q:     What if I want to change my vote?

A:     If you are a SilverSun stockholder as of the record date, you may send a later dated, signed proxy card so that it is received prior to the Special Meeting, or you may attend the Special Meeting in person and vote. You may also revoke your proxy card by sending a notice of revocation that is received prior to the Special Meeting to SilverSun’s Corporate Secretary at the address set forth under “The Parties to the Mergers” beginning on page 97. You may also change your vote by telephone or Internet. You may change your vote by using any one of these methods regardless of the procedure used to cast your previous vote.

If your shares are held in “street name” by a broker or other nominee, you should follow the instructions provided by your broker or other nominee to change your vote.

SUMMARY

This summary highlights selected information contained in this proxy statement/prospectus and may not contain all the information that is important to you. You should carefully read this proxy statement/prospectus in its entirety, as well as the appendices. See “Where You Can Find More Information” beginning on page 182. Page references are included parenthetically to direct you to a more complete description of the topics presented in this summary.

In this proxy statement/prospectus, “Merger Agreement” refers to the Agreement and Plan of Merger, dated September 29, 2022 by and among SilverSun, Merger Sub I, Merger Sub II and Rhodium, a copy of which is attached as Annex A to this proxy statement/prospectus.

The Merger Parties (see page 97)

SilverSun Technologies, Inc. (“SilverSun”)

SilverSun, through its wholly owned subsidiaries, is a business application, technology and consulting company providing strategies and solutions to meet its clients’ information, technology and business management needs. For the year ended December 31, 2021, SilverSun had revenue of $41,701,380 and a net loss of $134,434. For the nine-months period ended September 30, 2022, SilverSun had revenues of $32,579,076 and a net loss of $262,659.

Rhodium Enterprises, Inc. (“Rhodium”)

Rhodium is a technology company which utilizes proprietary technologies to mine Bitcoin. Rhodium’s strategy is to create innovative technologies to be a sustainable and cost-efficient producer of Bitcoin. Rhodium’s integrated infrastructure platform includes a liquid-cooling system and efficiency optimization software. Rhodium operates through its membership in and management of Technologies. Technologies operates a Bitcoin mining operation in Rockdale, Texas and a second Bitcoin mining operation in Temple, Texas that has commenced testing and commissioning but that is still under further development. Rhodium is the minority member and the manager of Technologies which is, in turn, the sole member of Rhodium Renewables LLC, a Delaware limited liability company (“Renewables”), a subsidiary that will operate at the facility in Temple (the “Temple Site”). For the year ended December 31, 2021, Rhodium had revenue of approximately $137.6 million and net income of approximately $69.1 million. For the nine-months period ended September 30, 2022, Rhodium had revenue of approximately $85.7 million and a net loss of approximately $62.7 million.

Rhodium Enterprises Acquisition Corp. (“Merger Sub I”)

Merger Sub I is a wholly owned subsidiary of SilverSun, formed solely for the purpose of engaging in the First Merger and certain other transactions contemplated by the Merger Agreement. In the First Merger, Merger Sub I will merge with and into Rhodium, with Rhodium surviving the First Merger as a wholly owned subsidiary of SilverSun, and thereafter Merger Sub I will cease to exist.

Rhodium Enterprises Acquisition LLC (“Merger Sub II”)

Merger Sub II is a wholly owned subsidiary of SilverSun, formed solely for the purpose of engaging in the Second Merger and certain other transactions contemplated by the Merger Agreement. In the Second Merger, Rhodium will merge with and into Merger Sub II, with Merger Sub II surviving the Second Merger as a wholly owned subsidiary of SilverSun and the successor to the operations of Rhodium Enterprises, Inc. and thereafter Rhodium Enterprises, Inc. will cease to exist. Merger Sub II will be the managing member of Technologies upon Closing.

SilverSun Technologies Holdings, Inc. (“SilverSun Holdings”)

SilverSun Holdings is a wholly owned subsidiary of SilverSun, formed solely for the purpose of engaging in the Distribution and Dividend and the other transactions contemplated by the Separation Agreement. In the Distribution, all of the shares of SilverSun Holdings will be distributed to the SilverSun stockholders of record on the Dividend and Distribution Record Date on a pro rata basis.

Corporate Structure

The following chart illustrates the expected corporate structure of the Combined Company, on a pro forma basis, after giving effect to the Mergers, the Distribution and Dividend and any ancillary transactions, transfers, agreements or undertakings necessary, whether by contract or operation of law, to affect these transactions:

Legacy SilverSun Shareholders
Rhodium Shareholders, SAFE holders and Warrant holders
Rhodium LTIP Holders
TRA Holders
Imperium Investments Holdings LLC (Wyoming)
SilverSun Class A Shares
SilverSun Class A Shares and warrants
RSUs
Class B Shares
Tax Receivable Agreement
SilverSun Holdings
SilverSun Technologies Holdings, Inc. (Delaware)
SilverSun
SilverSun Technologies, Inc. (Delaware)
Merger Sub II
SilverSun Acquisition LLC
New CCDC
New CCDC Corp. (Nevada)
Technologies
Rhodium Technologies LLC (Delaware)
SWK
SWK Technologies, Inc. (Delaware)
SCS
Secure Cloud Services, Inc. (Nevada)
CCDC
Critical Cyber Defense LLC (Nevada)
Rhodium Subsidiaries

THE MERGERS AND THE DISTRIBUTION

The Transactions

The Mergers

On September 29, 2022, SilverSun entered into the Merger Agreement, by and among the Company, Merger Sub I, Merger Sub II and Rhodium. Upon the terms and subject to the conditions set forth in the Merger Agreement, among other things, (i) Merger Sub I shall be merged with and into Rhodium resulting in Rhodium as the surviving corporation of the First Merger, and (ii) immediately following the First Merger, Rhodium shall be merged with and into Merger Sub II resulting in Merger Sub II as the surviving company of the Second Merger and as a direct, wholly owned subsidiary of SilverSun. Merger Sub II will operate the pre-Merger business of Rhodium through its management of Technologies.

The Distribution

In connection with the Merger Agreement and the Mergers, SilverSun and SWK will enter into the Separation Agreement, whereby all of the issued and outstanding common stock of SilverSun Holdings, which owns all of the issued and outstanding common stock of (i) SWK and (ii) SCS, will be distributed on a pro rata basis to the holders of the issued and outstanding SilverSun Class A common stock as of the Dividend and Distribution Record Date. Following the Distribution, (a) the pre-Closing (as defined below) businesses of SWK and SCS will continue to be operated by SWK consistent with past practices and SWK will be managed by the current management of SilverSun and the current members of the SilverSun Board, and (b) SWK will apply for public listing of the SilverSun Holdings shares distributed in the Distribution in reliance on a Form 10 that will be filed by SilverSun Holdings with the SEC.

For more information about the Transactions, please see the sections entitled “The Mergers” and “The Distribution.” A copy of the Merger Agreement is attached to this proxy statement/prospectus as Annex A and a copy of the form of Separation Agreement is attached to this proxy statement/prospectus as Annex B.

SilverSun’s Reasons for the Mergers, the Distribution and Dividend and Recommendations of the SilverSun Board (Page 69)

On September 29, 2022, the SilverSun Board unanimously:

•        determined that the Merger Agreement, the Separation Agreement and the transactions contemplated thereby are advisable, fair to and in the best interests of SilverSun and its stockholders, including the Mergers and the Distribution;

•        approved the Merger Agreement and the Separation Agreement and the transactions contemplated thereby, including the other proposals; and

•        recommended that the SilverSun stockholders vote FOR the adoption of the Merger Agreement, the Separation Agreement and the transactions contemplated thereby at the Special Meeting.

To review the risks related to the Mergers, the Distribution and Dividend and the Combined Company following consummation of the Mergers and the Distribution, please see “Risk Factors” beginning on page 28. To review the background and reasons for the Mergers and the Distribution, please see the sections beginning on pages 12 and 65, respectively.

Opinion of Financial Advisor to SilverSun (Page 71)

SilverSun engaged The Benchmark Company, LLC, referred to as the “Financial Advisor,” as financial advisor to SilverSun in connection with the proposed Mergers and Distribution. In connection with this engagement, the Financial Advisor delivered a written opinion, dated September 29, 2022, to the SilverSun Board to the effect that the Mergers and the transactions contemplated by the Merger Agreement (collectively, the “Transactions”) were fair to the SilverSun stockholders from a financial point of view.

The full text of the Financial Advisor’s written opinion, dated September 29, 2022, which describes the assumptions made, procedures followed, matters considered, limitations on the review undertaken and qualifications, is attached as Annex E to this proxy statement/prospectus and is incorporated herein by reference. The description of the Financial Advisor’s opinion set forth herein is qualified in its entirety by reference to the full text of the Financial Advisor’s opinion. The Financial Advisor’s opinion was directed to the SilverSun Board (in its capacity as such) in connection with its evaluation of the fairness to the SilverSun stockholders from a financial point of view of the Transactions and did not address any other terms, aspects or implications of the Mergers or the Distribution. The Financial Advisor was not requested to opine as to, and its opinion did not address, the basic business decision to proceed with or effect the Mergers, the Distribution and Dividend and the related transactions. The Financial Advisor expressed no opinion or view as to the relative merits of the Mergers or the related transactions as compared to any alternative business strategies or transactions that might exist for SilverSun or the effect of any other transaction in which SilverSun might engage. The Financial Advisor’s opinion is not intended to be and did not constitute a recommendation to the SilverSun Board and does not constitute a recommendation to any SilverSun stockholder as to how to act or vote with respect to the Mergers or any other matter.

Material U.S. Federal Income Tax Consequences of the Distribution and Dividend (Page 99)2

SilverSun shall use reasonable best efforts to obtain a tax opinion of Lucosky Brookman LLP (or a nationally recognized tax advisor with expertise in these matters that is reasonably acceptable to Rhodium) that the Distribution should qualify as a tax-free distribution described in Section 355(a) of the Code. If SilverSun receives such opinion, the parties intend to report the Distribution as a distribution described in Section 355(a) of the Code. The tax opinion will be subject to customary qualifications and assumptions, and will be based on factual representations and undertakings of SilverSun, SilverSun Holdings and Rhodium. If any of those representations, covenants or assumptions is inaccurate or there are changes in existing facts or law between the date of this registration statement and the Mergers, tax counsel may not be able to provide the tax opinion and, in such a case, the parties do not intend to report the Distribution as a distribution qualifying under Section 355(a) of the Code.

The determination of whether a distribution qualifies under Section 355(a) of the Code is a factually intensive determination and relies on certain unsettled legal standards. Moreover, if a tax opinion is rendered (as described above), the tax opinion will not be binding on the IRS or the courts, and the IRS or the courts may not agree with the conclusions set forth in the tax opinion. SilverSun does not intend to obtain an IRS private letter ruling regarding qualification of the Distribution as a distribution under Section 355(a) of the Code. Therefore, no assurances can be given that the Distribution will qualify as a distribution under Section 355(a) of the Code. Whether or not the Distribution qualifies as a distribution described in Section 355(a) of the Code, the Distribution will be taxable to SilverSun. Pursuant to the Tax Matters Agreement to be entered into as a condition to the closing of the Mergers, SilverSun Holdings will indemnify SilverSun for any tax arising from the Distribution in an amount in excess of one million dollars. If the Distribution were determined not to qualify as a distribution under Section 355(a) of the Code, then a U.S. holder (as defined in the section titled “Material U.S. Federal Income Tax Consequences”) who receives SilverSun Holdings common stock in the Distribution, generally would be treated as receiving a corporate distribution in an amount equal to the fair market value of the SilverSun Holdings common stock received. In addition, the Dividend will also be treated as a corporate distribution to holders regardless of the treatment of the Distribution for U.S. federal income tax purposes. A corporate distribution is treated as a taxable dividend to the extent of such U.S. holder’s share of SilverSun’s current or accumulated earnings and profits. Distributions in excess of a U.S. holder’s share of SilverSun’s current and accumulated earnings and profits will constitute a return of capital that will be applied against and reduce such U.S. holder’s adjusted tax basis in their shares of SilverSun common stock with any further excess giving rise to capital gain.

U.S. holders are urged to carefully review the information set forth in the section titled “Material U.S. Federal Income Tax Consequences” for a general discussion of the material U.S. federal income tax consequences of the Distribution and Dividend, in addition to consulting their own tax advisors as to the specific tax consequences to them of the Distribution and Dividend. Non-U.S. holders are urged to consult with their tax advisor regarding the U.S. federal income tax consequences of the Distribution and Dividend.

Governance and Management of SilverSun (Page 145)

Upon consummation of the Mergers, it is expected that the SilverSun Board will be comprised of five persons designated by Rhodium. Information about the directors and executive officers of SilverSun following the consummation of the Mergers is set forth in “Governance and Management” beginning on page 145.

Treatment of Outstanding Equity Awards (Page 78)

SilverSun Stock Options

Each SilverSun stock option that is outstanding immediately prior to the Second Effective Time but following the Reverse Stock Split shall (A) if the exercise price of such SilverSun stock option is equal to or greater than the Per Share SilverSun Value (as defined below), terminate and be cancelled as of immediately prior to the Second Effective Time, without any consideration being payable in respect of each such SilverSun stock option, and have no further force or effect, and (B) if the exercise price of such SilverSun stock option is less than the Per Share SilverSun Value, (i) be fully vested as of immediately prior to the Second Effective Time, (ii) be converted into an option award with respect to a number of shares of SilverSun Class A common stock equal to the total number of shares of SilverSun common stock subject to such SilverSun stock option immediately prior to the Second Effective Time but following the Reverse Stock Split and (iii) shall automatically expire on the 90th day following the Closing (each, a “SilverSun Adjusted Option Award”). Following the Second Effective Time, (i) no cancelled SilverSun stock option that was outstanding immediately prior to the Second Effective Time shall remain outstanding and each former holder of a cancelled SilverSun stock option will cease to have any rights with respect to such cancelled SilverSun stock option and (ii) each SilverSun Adjusted Option Award shall continue to have, and shall continue to be subject to, the same terms and conditions (other than as set forth in the previous sentence) as applied to the corresponding SilverSun stock option as of immediately prior to the Second Effective Time.

Rhodium Restricted Stock Units

Each Rhodium restricted stock unit (a “Rhodium RSU”) that is outstanding immediately prior to the First Effective Time and with respect to which both the applicable time-based vesting condition and the applicable performance-based vesting condition will be satisfied upon and as a result of the consummation of the Mergers (a “Vested Company RSU”) shall, as of the First Effective Time, be automatically cancelled without any action on the part of any holder thereof in consideration for the right to receive a number of shares of SilverSun Class A common stock equal to the product obtained by multiplying (x) the total number of shares of Rhodium Class A common stock subject to such Vested Company RSU immediately prior to the First Effective Time by (y) the Rhodium Class A Exchange Ratio (as defined in the Merger Agreement). Each Rhodium RSU that is outstanding immediately prior to the First Effective Time and that is not a Vested Company RSU shall, as of the First Effective Time, automatically and without any action on the part of the holder thereof, be converted into a restricted stock unit award with respect to a number of shares of SilverSun Class A common stock equal to the product obtained by multiplying (x) the total number of shares of Rhodium Class A common stock subject to such unvested Rhodium RSU immediately prior to the First Effective Time by (y) the Rhodium Class A Exchange Ratio (each, a “Rhodium Adjusted RSU Award”). Each such Rhodium Adjusted RSU Award shall continue to have, and shall be subject to, the same terms and conditions (including vesting and settlement terms) as applied to the corresponding unvested Rhodium RSU immediately prior to the First Effective Time.

Accounting Treatment

The Mergers will be accounted for as a business combination in accordance with accounting principles generally accepted in the United States (“GAAP”). Under this method of accounting, Rhodium Enterprises Acquisition LLC, the successor to Rhodium will be treated as the accounting acquirer for financial reporting purposes. Accordingly, for accounting purposes, the Mergers will be treated as the equivalent of Rhodium acquiring SilverSun for U.S. GAAP purposes.

Interests of Certain SilverSun Directors and Executive Officers in the Mergers and the Distribution (Page 151)

In considering the recommendations of the SilverSun Board to vote for the proposal approving the Merger Agreement, the Separation Agreement and the transactions contemplated thereby, including the Mergers and the Distribution, the SilverSun stockholders should be aware that certain of SilverSun directors and executive officers, and their affiliates, have interests in the Mergers and the Distribution that may be different from, or in addition to, the interests of other SilverSun stockholders generally and may create potential conflicts of interest.

These interests include the following:

•        SilverSun’s directors and executive officers are entitled to continued indemnification and insurance coverage under the Merger Agreement.

Rhodium Voting Agreement Approval (Page 88)

The authorization, approval and adoption of the Merger Agreement is subject to the approval of the Rhodium stockholders. The written consent or affirmative vote of the holders of a majority of the outstanding shares of Rhodium’s Class B common stock, Rhodium’s only class of voting stock, is required to approve the Merger Agreement and the Mergers. In connection with the Merger Agreement, certain Rhodium directors, executive officers and stockholders owning 100% of the issued and outstanding Rhodium Class B common stock entered into the Rhodium Voting and Support Agreement with SilverSun pursuant to which, among other matters, such stockholders have agreed to vote their respective shares of Rhodium Class B common stock for the approval and adoption of the Merger Agreement and the transactions contemplated thereby, including the Mergers.

SilverSun Voting Agreement (Page 88)

In connection with the execution of the Merger Agreement, Mark Meller (the CEO and Chairman of SilverSun), Sharieve Meller (Mr. Meller’s wife) and the Mark M. Meller Family Trust (collectively, the “Meller Parties”) entered into the SilverSun Voting and Support Agreement with Rhodium. Pursuant to the SilverSun Voting and Support Agreement, the Meller Parties, who collectively beneficially own 2,006,534 shares of SilverSun common stock, which represent approximately 38.17% of the outstanding SilverSun common stock as of the date of this proxy statement/prospectus, have committed to vote the shares each party thereto beneficially owns, in favor of the adoption of the Merger Agreement and any other matters necessary for the consummation of the transactions contemplated by the Merger Agreement, including the Mergers and to take (and refrain from taking) certain other actions in connection therewith, including not to, among other things, sell, transfer, enter into any agreement to sell, transfer, or exchange any of the shares of SilverSun common stock owned by such person during the period between the Closing and the earlier of (a) 90 days after the Closing and (b) the date that a shelf registration statement filed pursuant to the registration rights agreement becomes effective. Similarly, Rhodium’s directors, executive officers and certain stockholders of the Rhodium have, concurrently with the execution and delivery of the Merger Agreement and in their capacity as stockholders of Rhodium, entered into a voting agreement with SilverSun pursuant to which such directors, officers and stockholders have agreed that, as promptly as practicable following the effectiveness of the registration statement of which this prospectus is a part, they will approve, by written consent or by vote at a duly held meeting of the stockholders of Rhodium the execution, delivery and performance of the Merger Agreement and any other matters necessary for the consummation of the transactions contemplated by the Merger Agreement and take (and refrain from taking) certain other actions in connection therewith.

Summary of Merger Agreement (Annex A)

The Merger Agreement is attached as Annex A to this proxy statement/prospectus and governs the terms of the Mergers.

Conditions to the Mergers

The Merger Agreement contains a number of closing conditions, including the following conditions that apply to the obligations of each of SilverSun, Rhodium, Merger Sub I and Merger Sub II.

Conditions to Each Party’s Obligation to Consummate the Transactions

The Merger Agreement contains a number of closing conditions, including the following conditions that apply to the obligations of each of SilverSun, Rhodium, Merger Sub I and Merger Sub II:

•        SilverSun shall have obtained the approval of its stockholders to adopt the Merger Agreement and the Transactions contemplated by the Merger Agreement, including the Mergers;

•        Rhodium shall have obtained the approval of its Class B stockholders to adopt the Merger Agreement;

•        the registration statement on Form S-4 (together with all amendments and supplements, and including this proxy statement/prospectus, the “registration statement”), of which this proxy statement/prospectus forms a part, shall have become effective under the Securities Act, and no stop order suspending the effectiveness of the SilverSun registration statement shall have been issued and no proceeding for that purpose shall have been initiated or threatened in writing by the SEC or its staff and not withdrawn;

•        the registration statement on Form 10, as may be amended from time to time, filed by SilverSun with the SEC to effect the registration of the shares of common stock of SilverSun Holdings shall have become effective and no proceeding for that purpose shall have been initiated or threatened in writing by the SEC or its staff and not withdrawn;

•        the shares of SilverSun Class A common stock to be issued to Rhodium stockholders pursuant to the Merger Agreement shall have been approved for listing on Nasdaq, subject only to official notice of issuance;

•        the parties to the Merger Agreement shall have received all approvals with any governmental body necessary to consummate the transactions contemplated by the Merger Agreement, including, but not limited to, the expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), if applicable; and

•        there have not been enacted, promulgated or made effective following the date of the Merger Agreement any law or order by a governmental body of competent jurisdiction that enjoins or otherwise prohibits or makes illegal, and there has not been any legal action by any governmental body seeking to enjoin or prohibit or make illegal, the consummation of the transactions contemplated by the Merger Agreement, and there is not in effect any injunction (whether temporary, preliminary or permanent) by any governmental body of competent jurisdiction that enjoins or otherwise prohibits the consummation of the transactions contemplated by the Merger Agreement.

Conditions to the SilverSun Entities’ Obligation to Consummate the Transactions

In addition to the conditions described above, the obligation of the SilverSun Entities to effect, or cause to be effected, the transactions contemplated by the Merger Agreement, including the Mergers, are also subject to the satisfaction of the following conditions, unless waived by writing by SilverSun:

•        Certain representations and warranties of Rhodium shall be true and correct as of the Closing (except to the extent such representations and warranties expressly relate to an earlier date, in which case as of such earlier date), subject to certain exceptions depending on the specific representation and warranty.

•        Rhodium shall have performed in all material respects its obligations and covenants required to be performed by it at or before closing under the Merger Agreement at or before closing.

•        There shall not have been a Company Material Adverse Effect (as such term is defined in the Merger Agreement).

•        SilverSun shall have received a certificate, signed by an executive officer of Rhodium, from Rhodium certifying certain of its representations and warranties, and SilverSun shall have received from Rhodium each of the other documents and agreements required to be delivered by Rhodium to SilverSun at closing under the Merger Agreement at or prior to closing.

Conditions to Rhodium’s Obligation to Consummate the Transactions

In addition to the conditions described above, the obligation of Rhodium to effect, or cause to be effected, the transactions contemplated by the Merger Agreement, including the Mergers, are also subject to the satisfaction of the following conditions, unless waived by writing by Rhodium:

•        Certain representations and warranties of the SilverSun Entities shall be true and correct as of the Closing (except to the extent such representations and warranties expressly relate to an earlier date, in which case as of such earlier date), subject to certain exceptions depending on the specific representation and warranty.

•        Each SilverSun Entity shall have performed in all material respects its obligations and covenants required to be performed by it at or before closing under the Merger Agreement at or before closing.

•        There shall not have been a Parent Material Adverse Effect (as such term is defined in the Merger Agreement).

•        Rhodium shall have received from SilverSun the Separation Agreement and each Ancillary Agreement (as defined in the Separation Agreement) duly executed by the parties to the separation agreement and the transaction contemplated thereby shall have been consummated in all material respects (except the Distribution) immediately prior to the First Effective Time.

•        Rhodium shall have received a certificate, signed by an executive officer of SilverSun, from SilverSun certifying certain of its representations and warranties, and Rhodium shall have received from the SilverSun Entities each of the other documents and agreements required to be delivered by Rhodium to SilverSun at closing under the Merger Agreement at or prior to closing.

•        SilverSun will not be subject to any liability for indebtedness (including for borrowed money or otherwise) at the closing (except as disclosed on the Parent Disclosure Schedules (as defined in the Merger Agreement)) and the SilverSun Entities’ expenses incurred in connection with the Merger Agreement and the transactions contemplated thereby have not exceeded $3,000,000.

There can be no assurance regarding when these conditions or other closing conditions will be satisfied, if at all.

No Solicitation

The Merger Agreement contains customary “no solicitation” provisions that prohibit SilverSun from taking any action to solicit a takeover proposal. The Merger Agreement does not, however, prohibit SilverSun, during the twenty-business day period following the date of the Merger Agreement, from furnishing information to or participating in negotiations with a person making an unsolicited bona fide takeover proposal that the SilverSun Board determines is or is reasonably likely to lead to a takeover proposal if the failure to do so would be inconsistent with the SilverSun Board’s fiduciary duties to its stockholders.

Termination of the Merger Agreement/Termination Fees

The Merger Agreement may be terminated at any time before the Second Effective Time, whether before or after obtaining the requisite vote of SilverSun stockholders, by mutual written consent of SilverSun and Rhodium.

The Merger Agreement may be terminated, and the transactions abandoned, by either SilverSun or Rhodium at any time before the First Effective Time, by written notice from one to the other if (i) the Closing has not occurred on or before March 31, 2023 (the “Termination Date”), except that the right to terminate the Merger Agreement for this reason is not available to any party who is then in material breach of the Merger Agreement; (ii) the requisite vote of SilverSun stockholders has not been obtained by reason of the failure to obtain the required vote at the SilverSun Stockholders’ Special Meeting (or any adjournment or postponement of such meeting) duly convened for such purpose, except that the right to terminate the Merger Agreement for this reason shall not be available to SilverSun where the failure to obtain the requisite vote has been caused by the action or failure to act of any of the SilverSun Entities or such action or failure to act constitutes a material breach by any of the SilverSun Entities of the Merger Agreement; or (iii) any law or order is enacted, issued, promulgated or entered by a governmental authority of competent jurisdiction (including Nasdaq) that permanently enjoins, or otherwise prohibits the consummation of the transactions, and (in the case of any order) such order has become final and non-appealable.

The Merger Agreement may be terminated, and the transactions abandoned, by Rhodium at any time before the First Effective Time, if (i) there has been a Parent Adverse Recommendation Change (as such term is defined in the Merger Agreement); (ii) the SilverSun Board approves, endorses, solicits or recommends to stockholders a superior proposal or a tender offer, exchange offer or other transaction for any outstanding shares of capital stock of a SilverSun Entity is commenced before obtaining the requisite vote of SilverSun stockholders and the SilverSun Board fails to recommend against acceptance of such superior proposal, tender offer, exchange offer or other transaction by its stockholders within ten business days after commencement of such superior proposal, tender offer, exchange offer or other transaction; (iii) there has been a material breach of the no solicitation provision of the Merger Agreement by the SilverSun Entities; (iv) any SilverSun Entity breaches any of its representations, warranties, covenants or agreements contained in the Merger Agreement, which breach (a) would give rise to the failure to satisfy the general closing conditions or the closing conditions to the obligations of Rhodium at the closing and (b) such breach cannot be cured by the Termination Date, or, if curable, has not been cured by the SilverSun Entities within the earlier of (A) 10 days after SilverSun’s receipt of written notice of such breach from Rhodium and (B) three business days prior to the Termination Date, subject to certain conditions; (v) all of the general closing conditions and the closing conditions to the obligations of SilverSun at the closing have been satisfied (other than any condition the failure of which to be satisfied has been principally caused by the breach of the Merger Agreement by any SilverSun Entity or any of their respective affiliates and conditions that, by their nature, are to be satisfied at Closing and which are, at the time of termination, capable of being satisfied) and the SilverSun Entities have failed to fulfill their respective obligations and agreements contained in the Merger Agreement to consummate the Closing within three business days following written notice of such satisfaction from Rhodium and Rhodium is ready, willing and able to consummate the Closing; or (vi) the requisite vote of the SilverSun stockholders has not been obtained by the Termination Date solely due to the action or failure to act by any of the SilverSun Entities and such action or failure to act constitutes a material breach by any of the SilverSun Entities of the Merger Agreement.

The Merger Agreement may be terminated, and the transactions abandoned, by SilverSun at any time before the First Effective Time, if (i) Rhodium breaches any of its representations, warranties, covenants or agreements contained in the Merger Agreement, which breach (a) would give rise to the failure to satisfy the general closing conditions or the closing conditions to the obligations of SilverSun at the Closing and (b) such breach cannot be cured by the Termination Date, or, if curable, has not been cured by Rhodium within the earlier of (A) 10 days after Rhodium’s receipt of written notice of such breach from SilverSun and (B) three business days prior to the Termination Date, subject to certain conditions; or (ii) all of the general closing conditions and the closing conditions to the obligations of Rhodium at the Closing have been satisfied (other than any condition the failure of which to be satisfied has been principally caused by the breach of the Merger Agreement by Rhodium or any of its affiliates and conditions that, by their nature, are to be satisfied at Closing and which are, at the time of termination, capable of being satisfied) and Rhodium has failed to fulfill its obligations and agreements contained in the Merger Agreement to consummate the Closing within three business days following written notice of such satisfaction from SilverSun and SilverSun is ready, willing and able to consummate the Closing.

If the Merger Agreement is validly terminated pursuant to the termination section of the Merger Agreement, except as provided below, it shall become void and of no further force and effect, with no liability (except as provided below) on the part of any party (or any stockholder, affiliate or representative of such party), except that, if such termination results from (a) fraud or (b) the willful and material (i) failure of any party to perform its covenants, obligations or agreements contained in the Merger Agreement or (ii) breach by any party of its representations or warranties contained in the Merger Agreement, then such party shall be liable for any damages incurred or suffered by the other parties as a result of such failure or breach.

SilverSun shall pay, or cause to be paid, to Rhodium (or its designee(s)) by wire transfer of immediately available funds an amount equal to $5,000,000.00, if the Merger Agreement is terminated by Rhodium pursuant to the unilateral termination provisions in favor of Rhodium described above.

Rhodium shall pay, or cause to be paid, to SilverSun (or its designee(s)) by wire transfer of immediately available funds an amount equal to $5,000,000.00, if the Merger Agreement is terminated by SilverSun pursuant to the unilateral termination provisions in favor of SilverSun described above.

Expenses (Page 86)

Transaction Expenses

Except as otherwise provided in the Merger Agreement, whether or not the Merger is consummated, all expenses (including those payable to representatives of the parties) incurred by any party or on its behalf in connection with the Merger Agreement and the transactions contemplated by it (“Expenses”) shall be paid by the party incurring those Expenses; provided, however, that following the Mergers the Surviving Company will not have any liability with respect to any Expenses of the SilverSun Entities, including with respect to any Expenses (including, any filing and mailing fees) related to the Registration Statement (which such Expenses shall be the sole cost and responsibility of SilverSun Holdings pursuant to the terms of the Separation Agreement).

Stockholder Rights (Page 176)

SilverSun is incorporated under the laws of the State of Delaware. In accordance with the Merger Agreement, upon the consummation of the Mergers, the former holders of Rhodium Class A common stock and Class B common stock will have the right to receive shares of SilverSun Class A common stock and Class B common stock. Their rights as a stockholder of SilverSun will continue to be governed by the laws of the State of Delaware, and by SilverSun’s

Amended and Restated Certificate of Incorporation and SilverSun’s Amended and Restated Bylaws. For a summary of the material rights of SilverSun stockholders under its organizational documents and the Delaware statutory framework, please see “Description of Capital Stock of the Combined Company” beginning on page 171.

Other Terms of the Merger Agreement

SilverSun and Rhodium each have made customary representations, warranties and covenants in the Merger Agreement, in each case generally subject to customary materiality qualifiers. Among other things, each party has agreed, subject to certain exceptions, (i) to conduct its business in the ordinary course, from the date of the Merger Agreement until the earlier of the consummation or the termination of the Merger Agreement, and (ii) not to take certain actions prior to the Closing without the prior written consent of the other party.

The Merger Agreement contains representations, warranties, covenants and other terms, provisions and conditions that the parties thereto made to each other as of specific dates. The assertions embodied therein were made solely for purposes of the Merger Agreement and may be subject to important qualifications and limitations agreed to by the parties thereto in connection with negotiating their respective terms. Moreover, they may be subject to a contractual standard of materiality that may be different from what may be viewed as material to stockholders, or may have been used for the purpose of allocating risk between the parties thereto rather than establishing matters as facts. For the foregoing reasons, no person should rely on such representations, warranties, covenants or other terms, provisions or conditions as statements of factual information at the time they were made or otherwise. Unless required by applicable law, SilverSun undertook no obligation to update such information.

Matters to be Considered at the Special Meeting

SilverSun stockholders will be asked to vote to adopt or approve, as applicable, the Merger Proposal, the Separation and Distribution Proposal, the Charter Proposal, the 2023 Plan Proposal, the Share Issuance Proposal and the Director Election Proposal, and to transact such other business as may properly come before the meeting or any adjournment or postponement thereof.

Summary Risk Factors

Risks Relating to the Mergers

•        The value of the shares of SilverSun Class A common stock may decrease following the Mergers, the date of this proxy statement/prospectus or the date of the Special Meeting.

•        The SilverSun Legacy Stockholders will have a significantly reduced ownership and voting interest in SilverSun after the Mergers and will exercise minimal influence over management of the Combined Company.

•        The SilverSun Legacy Stockholders may not realize the value being attributed to their retained SilverSun Shares as the result of the Mergers.

•        The Mergers are subject to a number of conditions, some of which are beyond the control of the parties to the Merger Agreement.

•        The Merger Agreement limits SilverSun’s ability to pursue an alternative acquisition proposal and requires SilverSun to pay a termination fee of $5,000,000 if it does.

•        The Mergers will result in Imperium, which is currently Rhodium’s largest and controlling owner and is controlled by Chase Blackmon, Nicholas Cerasuolo and Cameron Blackmon, holding a substantial portion of the common stock of the Combined Company, with the right to appoint a portion of the Combined Company Board, and its interests may conflict with those of other stockholders.

Risks Related to Ownership of SilverSun Class A Common Stock

•        The absence of a historical trading market for Rhodium Class A common stock creates uncertainty about future trading prices of the SilverSun Class A common stock following the Mergers.

Risks Relating to the Business of Rhodium and the Combined Company

•        While the Mergers are pending, Rhodium will be subject to business uncertainties and contractual restrictions that could adversely affect its business.

•        Rhodium’s operations are subject to power risk related to power supply, electricity pricing volatility and hosting services. Rhodium does not have fixed electricity pricing at its Temple Site and there is a risk that it may not have a fixed electricity price at this site.

•        The Rockdale Site is subject to access risks which could create a risk of avoidable downtime due to the inability to perform maintenance or make repairs when needed, and a risk of avoidable damage to equipment for the same reason.

•        While the Mergers are pending, Rhodium may seek to raise additional funds, finance additional acquisitions or develop strategic relationships by issuing additional securities, including capital stock.

•        The Combined Company post-Closing management team has limited experience managing a public company.

•        The Combined Company will depend on its management team, investment professionals and other key personnel, and the loss of their services could have a material adverse effect on SilverSun.

•        Rhodium’s colocation hosting services agreement and its ability to commence or continue its operations at its Rockdale Site is dependent on leases between third parties.

•        The Rockdale Site where Rhodium is currently conducting operations is subject to possible environmental risks.

•        Rhodium’s mining operations will be heavily dependent on a continuous supply of large amounts of electricity to both the Rockdale and Temple Sites which is subject to disruption. Any such disruptions could result in disruption to Rhodium’s mining operations and affect Rhodium’s ability to operate efficiently and profitably.

•        Disruption of high-speed broad-band Internet access to the Rockdale Site and/or Temple Site will result in disruption to Rhodium’s mining operations and affect Rhodium’s ability to operate efficiently and profitably.

•        There is a risk that Rhodium will not secure the funds necessary to finance its operations or future purchases of Bitcoin mining equipment from its suppliers.

•        Rhodium is subject to ongoing litigation matters and may become subject to other disputes, including other intellectual property disputes, which are costly and may subject Rhodium to significant liability and increased costs of doing business.

•        Future developments regarding the treatment of Bitcoin for U.S. federal income and foreign tax purposes could adversely affect Rhodium.

•        Rhodium does not presently have the funds required to fulfill its business plan.

•        The market and price for Bitcoin generated by Rhodium can be highly volatile, which may reduce revenues and net income.

Risks Relating to Regulatory and Political Matters

•        Rhodium is subject to a highly evolving regulatory landscape and any adverse changes to, or its failure to comply with, any laws and regulations could adversely affect its business, prospects or operations.

•        It may be illegal now, or in the future, to acquire, own, hold, sell or use Bitcoin, or other cryptocurrencies, participate in blockchains or utilize similar cryptocurrency assets in one or more countries, the ruling of which would adversely affect Rhodium.

•        Rhodium is subject to risks associated with its need for significant electrical power. Government regulators may potentially restrict the ability of electricity suppliers to provide electricity to Bitcoin mining operations, such as Rhodium’s.

Summary of Separation Agreement (Annex B)

The Separation Agreement is attached as Annex B to this proxy statement/prospectus and governs the terms of the Distribution.

At Closing, SilverSun and SilverSun Holdings will enter into the Separation and Distribution Agreement. Thereunder, all of the issued and outstanding common stock of SilverSun Holdings, which, following the Contribution (defined below), will own all of the issued and outstanding common stock of (i) SWK, and (ii) SCS, will be distributed on a pro rata basis to the stockholders of SilverSun as of the Dividend and Distribution Record Date. Prior to the Distribution, SilverSun will contribute all issued and outstanding stock of SWK and SCS to SilverSun Holdings, resulting in SWK and SCS being wholly owned subsidiaries of SilverSun Holdings. Following the Distribution, SilverSun Holdings will operate the pre-Closing business of SWK and SCS, and SilverSun Holdings will prepare and file for public listing of the SilverSun Holdings shares distributed in the Distribution in reliance on the Form 10 that will be filed by SilverSun Holdings with the SEC.

Promptly following the Second Merger (and in all events on the same business day as the Second Effective Time), SilverSun will issue a cash dividend of at least $1.50 per pre-Merger/pre-Reverse Stock Split share pro rata in the aggregate amount of approximately $8,500,000 (the “Dividend”) to its pre-Merger SilverSun stockholders of record as of a record date, which shall be prior to the closing of the Mergers, to be determined by the SilverSun Board, which record date shall be the same date as the record date for the Distribution (the “Dividend and Distribution Record Date”). The Dividend amount shall come from the $10,000,000 cash to be received from Rhodium in connection with the Mergers.

Following the Distribution, SilverSun will have no wholly-owned subsidiaries other than CCDC. The Separation Agreement sets forth the terms and conditions regarding the separation of the cybersecurity and cloud services businesses from SilverSun.

Prior to the Distribution, SilverSun will contribute all of the issued and outstanding common stock of its wholly owned subsidiaries, SWK and SCS, to SilverSun Holdings (the “Contribution”). Following the Mergers, SilverSun will consummate the Distribution to the stockholders of SilverSun as of the Dividend and Distribution Record Date, pursuant to the Merger Agreement and Separation Agreement. Consummation of the Distribution is subject to conditions that must be satisfied or waived by SilverSun prior to the completion of the separation. In addition, SilverSun has the right in its sole and absolute discretion to determine the date and terms of the Distribution and Dividend and will have the right, at any time until completion of the Distribution, to determine to abandon or modify the Distribution and Dividend and to terminate the Separation Agreement.

In addition, the Separation Agreement governs the treatment of indemnification, insurance, and litigation responsibility and management of SilverSun Holdings and SilverSun after the date of Distribution. The Separation Agreement provides that SilverSun Holdings will indemnify SilverSun following the Distribution for any obligations and liabilities related to or arising from the SilverSun Holdings’ obligations and liabilities related to or arising from its respective businesses on or after to the date of Distribution.

SUMMARY HISTORICAL FINANCIAL DATA OF SILVERSUN TECHNOLOGIES, INC.

The following table presents SilverSun’s selected historical financial information derived from SilverSun’s audited financial statements included elsewhere in this proxy statement/prospectus as of December 31, 2021 and for the two-years ended December 31, 2021 and SilverSun’s unaudited financial statements included elsewhere in this proxy statement/prospectus as of September 30, 2022 and for the nine months ended September 30, 2022.

The financial data set forth below should be read in conjunction with, and is qualified by reference to, “SilverSun’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the financial statements and notes thereto included elsewhere in this proxy statement/prospectus. SilverSun’s financial statements are prepared and presented in accordance with GAAP.

	As of and for the Nine Months Ended September 30,		As of and for the Years Ended December 31,
	2022	2021	2021	2020
Statement of Operations data:
Revenues:
Software product, net	7,875,531	5,319,063	7,863,387	7,661,580
Service, net	24,703,545	25,899,268	33,837,993	33,558,826
Total revenues, net	32,579,076	31,218,331	41,701,380	41,220,406

Cost of revenue:
Product	4,808,072	3,023,830	4,575,386	4,608,889
Service	14,510,300	15,237,976	19,917,936	20,032,536
Total cost of revenues	19,318,372	18,261,806	24,493,322	24,641,425

Gross profit	13,260,704	12,956,525	17,208,058	16,578,981

Selling, general and administrative
Selling and marketing expenses	5,645,564	5,035,910	6,719,909	7,365,912
General and administrative expenses	6,956,744	6,779,662	9,402,259	8,273,558
Share-based compensation expenses	136,075	98,810	441,310	10,194
Depreciation and amortization expenses	738,893	635,264	875,566	705,932
Total selling, general and administrative expenses	13,477,276	12,549,646	17,439,044	16,355,596

(Loss) income from operations	(216,572)	406,879	(230,986)	223,385

Other expenses
Other income	—	—	—	13,269
Interest expense	(66,340)	(35,559)	(46,802)	(13,616)
Gain on bargain purchase	—	—	71,539	—
Gain on sale of product line	—	—	250,000	—
Total other expense	(66,340)	(35,559)	274,557	(347)

(Loss) income before taxes	(282,912)	371,320	43,571	223,038

(Benefit) provision for income taxes	(20,253)	126,381	178,005	47,391

Net (loss) income	(262,659)	244,939	(134,434)	175,647
Net (loss) income per common share
Basic	(0.05)	0.05	(0.03)	0.04
Diluted	(0.05)	0.05	(0.03)	0.04
Weighted average shares:
Basic	5,136,177	4,989,432	5,026,420	4,501,271
Diluted	5,136,177	4,991,631	5,026,420	4,501,271

	Nine Months Ended September 30, 2022	Years Ended December 31,
		2021	2020
Balance sheet data:
Assets
Current assets	12,011,831	10,710,922	8,628,550
Total assets	19,979,280	17,998,762	15,901,408

Liabilities and Stockholders’ Equity
Current liabilities	9,081,180	7,389,543	6,729,287
Total liabilities	10,451,441	8,641,939	8,621,416

Stockholders’ equity:
Common stock
$0.00001 par value; authorized 75,000,000 shares, 5,136,177 shares, 5,136,177 shares and 4,501,271 shares issued and outstanding at September 30, 2020, December 31, 2021, and December 31, 2020, respectively.	52	52	46
Additional paid-in capital	10,384,817	9,951,142	7,739,883
Accumulated deficit	(857,030)	(594,371)	(459,937)
Total stockholders’ equity	9,527,839	9,356,823	7,279,992

Total liabilities and stockholders’ equity	19,979,280	17,998,762	15,901,408

SUMMARY HISTORICAL FINANCIAL DATA OF RHODIUM

The following table presents summary historical consolidated financial data for the periods indicated. Rhodium derived the summary historical statements of operations data for the nine months ended September 30, 2022 and 2021, and the balance sheet data as of September 30, 2022 from Rhodium’s unaudited interim consolidated financial statements, which have been included in this joint proxy statement/prospectus. Rhodium derived the summary historical statements of operations data for the periods ended December 31, 2021 and 2020, and the balance sheet data as of December 31, 2021 and 2020 from Rhodium’s audited consolidated financial statements and related notes thereto, which have been included in this proxy statement/prospectus.

In presenting the summary historical consolidated financial data in conformity with GAAP, Rhodium is required to make estimates and assumptions that affect the amounts reported. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Critical Accounting Estimates,” for a detailed discussion of the accounting policies that Rhodium believes require subjective and complex judgments and estimates included in Rhodium’s reported financial results. The unaudited financial statements as of and for the periods described above have been prepared on the same basis as the audited consolidated financial statements included in this proxy statement/prospectus and, in Rhodium’s opinion, include all normal recurring adjustments necessary for a fair statement of the information for the periods presented, subject to normal year end adjustment.

The summary historical consolidated financial data is only a summary and is not necessarily indicative of the results of future operations of Rhodium nor does it include the effects of the Mergers or related transactions discussed in this proxy statement/prospectus. This summary should be read together with other information contained in “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Unaudited Pro Forma Consolidated Financial Statements,” and the audited and unaudited consolidated financial statements and related notes of Rhodium contained elsewhere in this proxy statement/prospectus.

	As of and for the Nine Months Ended September 30,			Years Ended December 31,
($ in thousands, except share amounts)	2022	2021		2021	2020(1)
Statement of Operations data:
Revenue, net – Digital asset mining	$85,731		$82,097	$137,630	$5,150
Cost of revenue, excluding colocation expense, depreciation and amortization	$17,316		$6,751	$10,371	$623
Cost of revenue – colocation expense	$4,181		$2,512	$8,528	$—
Selling, general and administrative	$27,096		$8,119	$11,803	$2,380
Depreciation and amortization	$22,989		$10,383	$15,967	$2,953
Realized (gain) on sale of digital assets	$(5,532)		$(37,505)	$(43,545)	$(351)
Impairment of equipment	$75,595		$—	$—	$—
Impairment of digital assets	$15,741		$30,717	$39,570	$68
Total Costs and expenses	$157,386		$20,977	$42,694	$5,673

Operating (loss) profit	$(71,655)		$61,120	$94,936	$(523)

Net income (loss)	$(62,668)		$46,148	$69,138	$(531)
Net income (loss) attributable to Rhodium Enterprises Inc.	$(15,131)		$12,813	$29,644	$(287)

Balance Sheet data:
Total assets	$284,586	$		$304,688	$45,264
Total liabilities	$242,602	$		$209,272	$40,984
Stockholders’ equity and members’ equity	$41,984	$		$95,416	$4,280
Class A shares outstanding	114,271,764		110,593,401	110,593,401	—
Class B shares outstanding	100		100	100	—

____________

(1)      For the period from April 1, 2020 (inception) to December 31, 2020.

SUMMARY UNAUDITED PRO FORMA
CONDENSED COMBINED FINANCIAL INFORMATION

The following summary unaudited pro forma condensed combined financial information (the “summary pro forma data”) gives effect to the Mergers and the Distribution and related transactions described in the section entitled “Unaudited Pro Forma Condensed Combined Financial Statements”. The summary pro forma data was prepared using the acquisition method of accounting under GAAP, with Rhodium being deemed the accounting acquirer of SilverSun.

The summary pro forma data is presented for illustrative purposes only, incorporates certain assessments and judgments made solely by Rhodium and SilverSun and is not necessarily indicative of the operating results or financial position that would have occurred if the Mergers and related transactions had been completed as of the beginning of the period presented, nor is it necessarily indicative of the future operating results or financial position of the Combined Company. In addition, the summary pro forma data includes adjustments which are preliminary and may be revised. There can be no assurance that such revisions will not result in material changes to the information presented. The summary selected unaudited pro forma condensed combined balance sheet data combines the consolidated balance sheets of Rhodium and SilverSun as of September 30, 2022 and gives effect to the transactions as if they had occurred on September 30, 2022. The summary selected unaudited pro forma condensed combined statements of operations data combines the historical results of Rhodium and SilverSun for (i) the period ended September 30, 2022 and gives effect to the transactions as if they had occurred on January 1, 2022 and (ii) for the year ended December 31, 2021 and gives effect to the transactions as if they had occurred on December 31, 2021. The summary pro forma data has been derived from and should be read in conjunction with the financial statements and the related notes of both Rhodium and SilverSun included herein or incorporated by reference into this proxy statement/prospectus and the more detailed unaudited pro forma condensed combined financial information, including the notes thereto.

Summary Unaudited Pro Forma Condensed Combined Balance Sheet Data

($ in thousands)	As of September 30, 2022
Total Assets	$276,113
Total Liabilities	$159,226
Total Stockholders’ and Members’ Equity	$116,887

Summary Unaudited Pro Forma Condensed Combined Statement of Operations Data

($ in thousands, except per share amounts)	Period Ended September 30, 2022	Year Ended December 31, 2021
Total Revenues	$85,764	$137,630
Total Cost of Revenues and Operating Expenses	$157,389	$42,702
Total Other Income (Expense)	$(3,921)	$(2,876)
Net Income (Loss)	$(15,101)	$29,636
Net Income (loss) per common share, Basic	$(0.09)	$0.19
Net Income (loss) per common share, Diluted	$(0.09)	$0.19

CAUTIONARY INFORMATION REGARDING FORWARD-LOOKING STATEMENTS

This proxy statement/prospectus contains forward-looking statements that do not directly or exclusively relate to historical facts. You can typically identify forward-looking statements by the use of forward-looking words, such as “may,” “will,” “could,” “project,” “believe,” “anticipate,” “expect,” “estimate,” “continue,” “potential,” “plan,” “forecast” and other words of similar import. Forward-looking statements include information concerning possible or assumed future results of operations, including statements about the following subjects:

•        the ability of the parties to consummate the proposed Mergers, the Distribution and related transactions, in a timely manner or at all, including the willingness of SilverSun’s stockholders to approve the Proposals;

•        the ability of the parties to satisfy one or more conditions to the completion of the transactions;

•        benefits, effects or results of the proposed Mergers, the Distribution and related transactions;

•        the value of the approximately 3.2% interest in the combined company to be retained by the SilverSun Legacy Stockholders in the proposed Mergers;

•        cost reductions, operating efficiencies or synergies resulting from the proposed Mergers and Distribution;

•        operations and results after the proposed Mergers and Distribution;

•        the ability of the combined company to integrate its operations and to realize the anticipated synergies or benefits of the transactions;

•        business strategies;

•        growth opportunities;

•        competitive position;

•        market outlook;

•        regulatory outlook with respect to Rhodium’s operations;

•        expected financial position;

•        expected results of operations and future cash flows;

•        changes in capital markets, financing plans, including the ability to raise additional capital on favorable terms or at all;

•        budgets for capital and other expenditures;

•        plans and objectives of management;

•        any required regulatory approvals of the transaction, including the Securities and Exchange Commission;

•        any litigation related to the Mergers and Distributions;

•        tax treatment of the proposed Mergers, Dividend and Distribution;

•        accounting treatment of the proposed Mergers and Distribution;

•        costs incurred in connection with the proposed Mergers and Distribution, including costs in excess of those currently anticipated; and

•        any other statements regarding future growth, future cash needs, future operations, business plans and future financial results, and any other statements that are not historical facts.

These forward-looking statements represent intentions, plans, expectations, assumptions, and beliefs about future events and are subject to risks, uncertainties and other factors. Many of those factors are outside of Rhodium’s or SilverSun’s control and could cause actual results to differ materially from the results expressed or implied by those forward-looking statements. In addition to the risk factors described in this proxy statement/prospectus under “Risk Factors.”

In light of these risks, uncertainties and assumptions, the events described in the forward-looking statements might not occur or might occur to a different extent or at a different time than is described. You should consider the areas of risk and uncertainty described above and discussed under “Risk Factors” in this proxy statement/prospectus and the other documents SilverSun and Rhodium file with the SEC and incorporates by reference in connection with any written or oral forward-looking statements that may be made after the date of this proxy statement/prospectus by SilverSun or Rhodium or anyone acting for any or all of them. Except as may be required by law, none of SilverSun or Rhodium undertakes any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

RISK FACTORS

In addition to the other information included and incorporated by reference in this proxy statement/prospectus, SilverSun stockholders should carefully consider the matters described below to determine whether to approve the Proposals. Additional risks and uncertainties are described in detail under the caption “Risk Factors” in SilverSun’s Annual Report on Form 10-K for the year ended December 31, 2021, which is incorporated by reference.

Risks Relating to the Mergers

The Mergers are subject to a number of conditions, some of which are beyond the control of the parties to the Merger Agreement.

The Merger Agreement contains a number of closing conditions, including the following conditions that apply to the obligations of each of SilverSun, Rhodium, Merger Sub I and Merger Sub II:

•        SilverSun shall have obtained the approval of its stockholders to adopt the Merger Agreement, the Separation Agreement, the 2023 Plan and the Amended and Restated Certificate of Incorporation;

•        Rhodium shall have obtained the approval of its Class B stockholders to adopt the Merger Agreement;

•        the SEC shall have declared the registration statement, of which this proxy statement/prospectus forms a part, to be effective, and no stop order concerning the registration statement shall be in effect;

•        the Form 10 shall have become effective and no stop order concerning the Form 10 being in effect;

•        the shares of SilverSun Class A common stock to be issued to SilverSun stockholders and Rhodium stockholders pursuant to the Merger Agreement shall have been approved for listing on Nasdaq pursuant to Nasdaq Listing Rules 5635, subject only to official notice of issuance;

•        the parties to the Merger Agreement shall have received all approvals with any governmental body necessary to consummate the transaction, including, but not limited to, the expiration or termination of the waiting period under the HSR Act; and

•        none of the parties to the Merger Agreement shall be subject to any decree, order or injunction of a U.S. court of competent jurisdiction that prohibits the consummation of the Mergers.

In addition to the conditions described above, neither SilverSun nor Rhodium is obligated to effect the Mergers unless the following conditions, as applicable, are satisfied or waived by that party on or before the Closing:

•        The representations and warranties of the other party shall be true and correct as of the Closing (except to the extent such representations and warranties expressly relate to an earlier date, in which case as of such earlier date), subject to certain exceptions depending on the specific representation and warranty.

•        The other parties shall have performed in all material respects their covenants and agreements under the Merger Agreement.

•        No event, circumstance, development, change or effect shall have occurred since the date of the Merger Agreement that, individually or in the aggregate, has had, or would reasonably be expected to have, a material adverse effect on the other party.

There can be no assurance regarding when these conditions will be satisfied or other closing conditions, if at all.

The SilverSun Legacy Stockholders will have a significantly reduced ownership and voting interest after the Mergers and will exercise little to no influence over management of the Combined Company.

After the completion of the Mergers, the SilverSun Legacy Stockholders will own a significantly smaller percentage of the Combined Company than they currently own of SilverSun. Upon completion of the Mergers, the SilverSun Legacy Stockholders will retain approximately 3.2% of SilverSun’s voting power and indirect economic interest of its subsidiaries. The Rhodium Legacy Stockholders will receive approximately 96.8% of SilverSun’s voting power, and Imperium will hold 100% of the SilverSun Class B common stock following the consummation of the

Mergers. Consequently, the SilverSun Legacy Stockholders as a group, will have significantly reduced ownership and voting power in the Combined Company compared to their ownership and voting power in SilverSun prior to the completion of the Mergers. In particular, SilverSun stockholders, as a group, will have minimal ownership and voting power of SilverSun and therefore will be able to exercise little to no influence over the management and policies of the Combined Company.

The SilverSun stockholders may not realize the value being attributed to their retained SilverSun shares as the result of the Mergers.

As part of the consideration in respect of the Mergers, (i) Rhodium will pay to SilverSun $10 million of cash (approximately $8,500,000 of which will be used by SilverSun to pay the Dividend and the balance of which will be used to pay certain transaction expenses, including tax payments), and (ii) Rhodium will assume approximately $1 million of SilverSun’s income tax liabilities related to the Distribution. In addition, the SilverSun Legacy Stockholders will retain approximately 3.2% of the combined company’s voting power immediately after the Closing which is intended to represent approximately $20.5 million in equity (“Retained Interest Valuation”). The stockholders of SilverSun at the close of business on the Dividend and Distribution Record Date will also receive their proportionate share of the shares of SilverSun Holdings to be distributed in the Distribution. The Retained Interest Valuation was determined in September 2022, prior to the execution of the Merger Agreement. Since that time, there have been declines in the value of Bitcoin and the cryptocurrency and blockchain industries have been subject to negative publicity. As the result of the foregoing, the expectation that the value of Bitcoin will remain volatile, and the existing and evolving government regulations impacting the cryptocurrency and blockchain industries, there can be no assurance that the value being attributed to the SilverSun shares being retained by the SilverSun Legacy Stockholders will be realized by the SilverSun stockholders.

SilverSun has incurred and will incur significant transaction costs in connection with the Mergers.

Except as otherwise provided in the Merger Agreement, whether or not the Mergers are consummated, all expenses incurred by any party or on its behalf in connection with the Merger Agreement and the transactions contemplated thereby shall be paid by the party incurring such expenses. Such expenses are expected to be significant.

While the Mergers are pending, SilverSun will be subject to business uncertainties and contractual restrictions that could adversely affect its businesses.

Uncertainty about the effect of the Mergers on employees, customers and suppliers may have an adverse effect on SilverSun and, consequently, on the Combined Company. These uncertainties may impair SilverSun’s ability to attract, retain and motivate key personnel until the Mergers are consummated and for a period of time thereafter, and could cause customers, suppliers and others who deal with SilverSun to seek to change existing business relationships with SilverSun. Employee retention may be particularly challenging during the pendency of the Mergers because employees may experience uncertainty about their future roles with the Combined Company. If, despite SilverSun’s retention efforts, key employees depart because of issues relating to the uncertainty and difficulty of integration or a desire not to remain with the Combined Company, the Combined Company’s business could be seriously harmed.

Failure to complete the Mergers could negatively impact the stock price and the future business and financial results of SilverSun because of, among other things, the disruption that would occur as a result of uncertainties relating to a failure to complete the Mergers.

If the Mergers are not completed for any reason, SilverSun could be subject to several risks, including the following:

•        being required to pay Rhodium a termination fee of $5,000,000 in certain circumstances, as described under “The Merger Agreement — Expenses and Termination Fees” beginning on page 86;

•        having had the focus of management of SilverSun directed toward the Mergers and post-merger planning instead of on the SilverSun’s core business and other opportunities that could have been beneficial to SilverSun; and

•        incurring substantial transaction costs related to the Mergers.

In addition, SilverSun would not realize any of the expected benefits of having completed the Mergers.

If the Mergers are not completed, the price of SilverSun common stock may decline to the extent that the current market price of that stock reflects a market assumption that the Mergers will be completed and that the related benefits and synergies will be realized, or as a result of the market’s perceptions that the Mergers were not consummated due to an adverse change in SilverSun’s business. In addition, SilverSun’s business may be harmed, and the prices of its stock may decline as a result, to the extent that customers, suppliers and others believe that SilverSun cannot compete in the marketplace as effectively without the Mergers or otherwise remain uncertain about SilverSun’s future prospects in the absence of the Mergers.

Similarly, current and prospective employees of SilverSun may experience uncertainty about their future roles with the Combined Company and choose to pursue other opportunities, which could adversely affect SilverSun, as applicable, if the Mergers are not completed. The realization of any of these risks may materially adversely affect the business, financial results, financial condition and stock price of SilverSun.

Some of the directors and executive officers of SilverSun have interests in the Mergers that are different from the interests of the SilverSun stockholders generally.

When considering the recommendation of the SilverSun Board with respect to the Mergers, SilverSun stockholders should be aware that some directors and executive officers of SilverSun and their affiliates have interests in the Mergers that are different from, or in addition to, the interests of the SilverSun stockholders generally. SilverSun stockholders should consider these interests in conjunction with the recommendation of the directors of SilverSun to approve the Merger Agreement, the Mergers and the other transactions in connection with and contemplated thereby. These interests are described more fully in “The Mergers — Interests of Certain SilverSun Directors and Executive Officers in the Merger” beginning on page 14.

The Mergers will result in Imperium, which is currently Rhodium’s largest and controlling owner, holding a substantial portion of the common stock of the Combined Company, with the right to appoint a significant portion of the members of the board of directors of the Combined Company (the “Combined Company Board”), and its interests may conflict with those of other stockholders.

Following the Mergers, Imperium, which is currently Rhodium’s largest and controlling owner, will control approximately 49% of the Combined Company, thereby resulting in Imperium having the ability to substantially influence matters requiring stockholder or board approval, including the election of directors, approval of any potential acquisition of the Combined Company, changes to its organizational documents and significant corporate transactions, and certain decisions that it makes. For so long as Imperium continues to own substantial portions of the Combined Company’s voting stock, Imperium may be able to cause or prevent certain transactions of the Combined Company or a change in the composition of the Combined Company Board. The interests of Imperium with respect to matters potentially or actually involving or affecting the Combined Company, such as future acquisitions, financings and other corporate opportunities and attempts to acquire the Combined Company, may conflict with the interests of its other stockholders.

For example, Imperium may have different tax positions from the Combined Company’s other stockholders, especially in light of the Tax Receivable Agreement, that could influence its decisions regarding whether and when to support the disposition of assets, the incurrence or refinancing of new or existing indebtedness, the timing or amount of distributions by Technologies, or the termination of the Tax Receivable Agreement and acceleration of the Combined Company’s obligations thereunder. In addition, the determination of future tax reporting positions, the structuring of future transactions and the handling of any challenge by any taxing authority to the Combined Company’s tax reporting positions may take into consideration tax or other considerations of Imperium, including the effect of such positions on the Combined Company’s obligations under the Tax Receivable Agreement and with respect to the amount of tax distributions, which may differ from the considerations of us or other stockholders. These decisions could adversely affect the Combined Company’s liquidity or financial condition.

So long as Imperium controls a significant amount of the Combined Company’s stock, Imperium will be able to substantially influence matters requiring stockholder or board approval, including the election of directors, approval of any potential acquisition of the Combined Company, changes to its organizational documents and significant corporate transactions, and certain decisions that the Combined Company makes with respect to its management of the Combined Company’s subsidiaries. In any of these matters, the interests of the owners of Imperium may differ or conflict with the interests of the Combined Company’s other stockholders. Moreover, this concentration of stock ownership may also adversely affect the trading price of the Combined Company’s common stock to the extent investors perceive a disadvantage in owning stock of a company with a stockholder that controls such a large portion of its voting stock.

Risks Related to Ownership of SilverSun Common Stock

SilverSun’s stock price may be volatile, and the market price of SilverSun common stock may decline in value following the Transactions.

There may be significant fluctuations in the market price of SilverSun Class A common stock after the Transactions. Historically, the market price of SilverSun’s common stock has fluctuated, and the Rhodium common stock has never been publicly traded, listed on a stock exchange or quoted on a quotation system. Any price fluctuations of SilverSun Class A common stock may be unrelated or disproportionate to the actual operating performance of the Combined Company and may be due to factors beyond SilverSun’s control. Moreover, if the market price of the Combined Company’s Class A common stock becomes subject to significant fluctuations following the Mergers, the value of the shares of SilverSun common stock at any given point in time could be less than the value of SilverSun Class A common stock immediately after completion of the Mergers.

Broad market and industry factors, as well as factors specifically relating to SilverSun and its business, may adversely affect the market price of SilverSun Class A common stock. Some of the factors that may cause the market price of the Combined Company’s Class A common stock to fluctuate include:

•        actual or anticipated variations in SilverSun’s financial results;

•        changes in estimates or recommendations by securities analysts, if any, covering SilverSun common stock;

•        the failure of the Combined Company to meet its analysts’ expectations;

•        conditions or trends in the industry in which SilverSun operates, including governmental or regulatory changes affecting cryptocurrency mining;

•        announcements by SilverSun or its competitors of significant acquisitions, strategic partnerships or divestitures;

•        additions or departures of key personnel;

•        the entry into, or termination of, key agreements or arrangements affecting SilverSun’s business or operations; and

•        future sales of SilverSun’s securities, including sales of Class A common stock by its directors and officers or its strategic investors.

The Combined Company does not expect to pay dividends on its common stock in the short term.

Except for the Dividend to be distributed to SilverSun stockholders immediately following the Mergers, the Combined Company anticipates that it will retain its earnings, if any, for future growth. The Combined Company may never pay any other dividends, and is not party to any contractual obligation to do so. Any determination to pay dividends in the future will be at the discretion of the Combined Company Board and will depend upon The Combined Company’s results of operations, financial condition, contractual limitations, restrictions imposed by applicable law, business and investment strategy and any other factors that the Combined Company Board deems relevant. As a result, the appreciation, if any, of the price of SilverSun’s Class A common stock may be the only source of a return to the SilverSun stockholders.

The Combined Company may seek to raise additional funds, finance additional acquisitions or develop strategic relationships by issuing additional securities, including capital stock.

In the future, the Combined Company may seek to raise additional funds, finance additional acquisitions or develop or engage in strategic relationships by issuing equity or debt securities. The issuance of equity securities, including debt securities that are convertible into equity, would reduce the percentage ownership of the Combined Company’s existing stockholders. Furthermore, any newly issued equity securities could have rights, preferences and privileges senior to those of the holders of the SilverSun common stock. The issuance of new debt securities could subject the Combined Company and its subsidiaries to covenants which constrain the Combined Company’s ability to grow or otherwise take steps that may be favored by holders of SilverSun common stock.

Provisions of the Combined Company’s organizational documents and Delaware law may delay or deter a change of control of SilverSun.

Following the Mergers, the Combined Company’s organizational documents will contain provisions that may have the effect of discouraging, delaying or preventing a change of control of, or unsolicited acquisition proposals for, the Combined Company. These include provisions that:

•        vest the Combine Company Board with the sole power to set the number of directors of the Combined Company;

•        limit the persons that may call Special Meetings of stockholders;

•        establish advance notice requirements for stockholder proposals and director nominations; and

•        limit stockholder action by written consent.

For a more detailed description of these provisions, see “Description of Capital Stock of the Combined Company”, as well as the Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws of SilverSun attached as Annex C to this proxy statement/prospectus.

Also, the Combined Company Board has the authority to issue shares of preferred stock in one or more series and to fix the rights and preferences of these shares, all without stockholder approval. Any series of preferred stock of SilverSun is likely to be senior to its common stock with respect to dividends, liquidation rights and, possibly, voting rights. The ability of the Combined Company Board to issue preferred stock also could have the effect of discouraging unsolicited acquisition proposals, thus adversely affecting the market price of SilverSun’s Class A common stock.

In addition, Delaware corporate law makes it difficult for stockholders that recently have acquired a large interest in a corporation to cause the merger or acquisition of the corporation against the directors’ wishes. Under Section 203 of the DGCL, a Delaware corporation such as SilverSun may not engage in any merger or other business combination with an interested stockholder or such stockholder’s affiliates or associates for a period of three years following the date that such stockholder became an interested stockholder, except in limited circumstances, including by approval of the corporation’s board of directors. See “Description of Capital Stock of the Combined Company” beginning on page 171.

If the Distribution does not qualify for its intended tax treatment, holders of SilverSun common stock could be subject to tax in connection with the receipt of SilverSun Holdings common stock.

The rules for determining whether a distribution such as the Distribution qualifies for tax-free treatment for federal income tax purposes are complex and depend on all the relevant facts and circumstances. If SilverSun receives the Distribution Tax Opinion (as defined in the section “Material U.S. Federal Income Tax Consequences”), SilverSun intends to treat the Distribution as a tax-free distribution to SilverSun stockholders under Section 355(a) of the Code. The receipt of such tax opinion is not a condition to closing of the Distribution or Mergers. The tax opinion will be subject to customary qualifications and assumptions, and will be based on factual representations and undertakings of SilverSun and SilverSun Holdings. The failure of any factual representation or assumption to be true, correct and complete in all material respects, or any undertakings to be fully complied with, could affect the validity of the tax opinion. Moreover, the tax opinion will not be binding on the IRS or the courts, and the IRS or the courts may not agree with the conclusions set forth in the tax opinion. SilverSun does not intend to obtain an IRS private letter ruling regarding qualification of the Distribution as a distribution under Section 355(a) of the Code. Therefore, no assurances can be given that the Distribution will qualify as a distribution under Section 355(a) of the Code. If the Distribution were determined not to qualify as a distribution under Section 355(a) of the Code, then if you are a U.S. holder (as defined in the section titled “Material U.S. Federal Income Tax Consequences”) who receives SilverSun Holdings common stock in the Distribution, generally you would be treated as receiving a corporate distribution in an amount equal to the fair market value of the SilverSun Holdings common stock received. In such case, such distribution would be treated as a taxable dividend to the extent of your share of SilverSun’s current or accumulated earnings and profits. Distributions in excess of your share of SilverSun’s current and accumulated earnings and profits will constitute a return of capital that will be applied against and reduce your adjusted tax basis in your shares of SilverSun common stock with any further excess treated as capital gain. The Dividend will be subject to the same rules, as described above, upon receipt (or constructive receipt) by a U.S. holder. U.S. holders are urged to read the section titled “Material U.S. Federal Income Tax Consequences” for more information. Non-U.S. holders are urged to consult with their tax advisor regarding the tax consequences of the Distribution.

Risks Relating to the Businesses of Rhodium and the Combined Company

While the Mergers are pending, Rhodium will be subject to business uncertainties and contractual restrictions that could adversely affect its business.

Uncertainty about the effect of the Mergers on employees, vendors and suppliers may have an adverse effect on Rhodium and, consequently, on the Combined Company. These uncertainties may impair Rhodium’s ability to attract, retain and motivate key personnel until the Mergers are consummated and for a period of time thereafter, and could cause suppliers, vendors, infrastructure partners and lenders who deal with Rhodium to seek to change existing business relationships with Rhodium or terminate them altogether. If, despite Rhodium’s retention efforts, key employees depart because of issues relating to the uncertainty and difficulty of integration or a desire not to remain with the Combined Company, the Combined Company’s business could be seriously harmed.

Rhodium’s stock price may experience extreme volatility and may significantly depreciate in the future.

Rhodium’s stock price may exhibit extreme volatility and may fluctuate in response to a number of events and factors, such as quarterly operating results; changes in its financial projections provided to the public or its failure to meet those projections; the public’s reaction to its press releases, other public announcements and filings with the SEC; progress and resolution with respect to existing litigation and regulatory inquiries; significant transactions or acquisitions; changes in financial estimates and recommendations by securities analysts; media coverage of its business and financial performance; the operating and stock price performance of, or other developments involving, other companies that stockholders may deem comparable to Rhodium; trends in the bitcoin mining industry; any significant change in its management; and general economic conditions.

In addition, the stock market in general, and the market prices for companies in the bitcoin mining industry, have experienced volatility. These broad market and industry fluctuations may adversely affect the price of our stock, regardless of our operating performance. Volatility in our stock price also impacts the value of our equity compensation, which affects our ability to recruit and retain employees. In addition, some companies that have experienced volatility in the market price of their stock, have been subject to securities class action litigation. Securities litigation against Rhodium could result in substantial costs and divert its management’s attention from other business concerns. Further, Rhodium’s stock could be the target of short sellers who may seek to drive down the price of shares they have sold short by disseminating negative reports or information about Rhodium. Such negative publicity may lead to additional public scrutiny or may cause further volatility in Rhodium’s stock price, a decline in the value of a stockholder’s investment in Rhodium or reputational harm.

Any stock price decline could have a material adverse impact on stockholder confidence and employee retention.

Rhodium is subject to financing risks. Rhodium operates a capital-intensive business which likely will require substantial additional funds in the future, and these funds may not be available on acceptable terms or at all. Investor demand may decline over time for Rhodium’s stock due to a multitude of factors, many of which are not able to be controlled by Company, such as the price of bitcoin. Other market forces may also impact the ability to raise equity or debt financing which could have a material adverse effect on the Company’s condition and results of operations. A failure to obtain this necessary capital when needed could force us to delay, limit, scale back or cease some of all operations.

Rhodium’s future cash flows may not be sufficient to continue to finance or grow its business operations. As a result, Rhodium likely will require substantial additional funds from investors in order to sustain or grow its operations. We may not be able to raise additional capital on terms acceptable to us, or at all. Any failure to raise additional capital could compromise our ability to execute on our business plan, and we may be forced to liquidate our assets. In such a scenario, the values we receive for our assets in liquidation or dissolution could be significantly lower than the values reflected in our financial statements.

If we issue additional equity or debt securities to raise additional funds, our existing stockholders may experience dilution, and the new equity or debt securities may have rights, preferences and privileges senior to those of our existing stockholders.

Rhodium’s balance sheet may experience significant impairment losses in the future, which may result in a partial or complete loss of value for investors.

The majority of assets held on Rhodium’s balance sheet are unique to bitcoin mining activities (e.g., mining equipment) and may experience a permanent impairment loss, significantly reducing the assets on our balance sheet. Bitcoin mining, and the digital asset industry generally, are uniquely susceptible to volatility risks. We could record impairment charges in our results of operations as a result of, among other items, extreme bitcoin price volatility, a significant decline in the fair value of certain tangible or intangible assets, unfavorable trends in forecasted results of operations and cash flows, an uncertain economic environment and other uncertainties. We can provide no assurance that a significant impairment charge will not occur in one or more future periods. Any such charges may materially affect our financial results.

The bitcoin mining industry is highly volatile, litigious and subject to a variety of rules and regulations globally from various regulators and governmental entities. Future regulations could adversely impact the Company’s ability to operate profitably and may result in significant declines of the value of Rhodium’s common stock.

With many recent bankruptcies in the industry, it is possible future regulations from U.S. regulators or other global influencing bodies adversely impact our ability to operate our business profitably. While Rhodium is not aware of any threatened or pending governmental actions for U.S. based mining companies in Texas, it is possible that other U.S. state regulations or proposed regulations influence Texas regulators which may ultimately have an adverse effect on the Company. It is possible that future regulations, unknown at the time of this filing, result in a partial or complete loss of value for investors.

Rhodium utilizes third party custodians for safeguarding its assets. Failure of our custodian to effectively safeguard or assets may result in a partial or total loss of investment.

Rhodium utilizes Coinbase Custody as its third-party custodian and NYDIG as its secondary, backup custodian. In both instances, Rhodium’s holdings are segregated from other customer assets and held offline in cold-storage. While Rhodium’s contractual relationships with its custodians ensure that our assets are segregated from other Coinbase Customers, Rhodium cannot provide any assurance that our custodians will have effective internal controls and operating procedures in place to properly safeguard assets held in its custody in the future. To the extent our custodians breach their contracts and do not properly safeguard our assets, a partial or total loss of investment may occur.

Rhodium’s colocation hosting services agreement and its ability to commence or continue its operations at its Rockdale Site is dependent on leases between third parties.

The Rockdale Site, where Rhodium, through several subsidiaries of Technologies, currently conducts operations, is within a data center site that continues to be under construction. The data center is located on a 32,000 acre property in Milam County, Texas called Sandow Lakes Ranch that is currently owned by SLR Property I, LP (“SLR”) and which is leased to Whinstone U.S. Inc., a Louisiana-based data center company (“Whinstone”). Whinstone, in turn, has entered into colocation agreements (the “Colocation Agreements”) with several subsidiaries of Technologies, in which Whinstone is providing 125 MW of electricity along with colocation hosting services and Rhodium will pay for the electricity for the mining facility. If Whinstone should breach its lease with SLR, it could jeopardize the colocation hosting services agreement or jeopardize Rhodium’s ability to commence or continue its operations at the Rockdale Site pursuant to that agreement.

The Rockdale Site is subject to access risks which could create a risk of avoidable downtime due to the inability to perform maintenance or make repairs when needed, and a risk of avoidable damage to equipment for the same reason.

The Rockdale Site can only be accessed via certain specified access points. The original Alcoa lease also prohibits Whinstone from providing unescorted access to the premises by personnel other than Whinstone personnel. There is a risk that SLR would consider unescorted access to the premises by Rhodium personnel to be a violation of the lease. There is also a risk that Rhodium personnel would have difficulty gaining access to the premises at times when such access is needed. It may be possible for Whinstone to gain unescorted site access for Rhodium personnel pursuant to the sublease consent procedure discussed above. However, there is a risk that SLR will not permit such unescorted access. It may be possible for cameras to be installed that provide continuous 24-hour surveillance of the premises and mining equipment. However, the lease as presently formulated does not explicitly grant permission for such surveillance. If Rhodium personnel are unable to have unfettered access to the premises, it creates a risk of avoidable downtime due to the inability to perform maintenance or make repairs when needed, and a risk of avoidable damage to equipment for the same reason.

The Rockdale Site can also only be accessed via certain specified access points. Additionally, due to permit restrictions imposed because of ongoing construction at that site, there is a limit on the number of Rhodium personnel who are allowed to occupy the site at any given time. Because of this, it is possible that we will not have a large enough presence of personnel on site to sufficiently or adequately respond to emergencies that could arise. Similarly, this also creates a risk of avoidable downtime due to the inability to perform maintenance or make repairs when needed, and a risk of avoidable damage to equipment for the same reason.

Rhodium’s operations are subject to power supply risks.

Rhodium’s business model depends on obtaining large quantities of electricity at very favorable rates. Whinstone has procured favorable electricity rates for use at the Rockdale Site. Rhodium, through one or more of the subsidiaries of Technologies, has entered into Colocation Agreements with Whinstone for the Rockdale Site pursuant to which Whinstone will provide, amongst other services, electricity to the premises at certain contractually agreed rates. Renewables has also entered into a Data Center Lease Agreement with Temple and a Master Retail Electricity Supply Agreement with NetZero Energy LLC and/or its affiliates and/or subsidiaries (“NetZero”). Prior to energization of the Temple Site, on July 11, 2022, NetZero delivered notice to Renewables that, notwithstanding the terms of the ESA Amendment, NetZero would be unable to provide Renewables with a term it requested for a long-term power contract. Accordingly, Renewables is currently operating without a hedged power product (e.g., a power purchase agreement (“PPA”)) and purchasing electricity at real-time market rates for the Temple Site through Mothership (as defined herein) until such time as a PPA can be secured (with Mothership or another retail energy provider).

Rhodium, through the subsidiaries of Technologies, will also have certain obligations under these agreements. For example, the Master Electric Energy Sales Agreement (the “MEESA”) entered into between Renewables and Mothership requires Renewables to keep a certain amount of cash on deposit with Mothership in advance of projected energy usage. This cash deposit may fluctuate and Rhodium may be unable to meet the deposit requirements, in which case, Mothership would cease to deliver energy to Renewables and the Temple Site would become non-operational. If Rhodium should fail to meet any of its obligations, it could result, amongst other things, in a loss of the favorable electricity rate or a loss of electricity service to the premises. Additionally, if Whinstone should breach its agreement with the electricity service provider, then Whinstone will lose the favorable rates it receives for electricity and be unable to pass those favorable rates along to Rhodium. These risks present the risk of Rhodium being unable to operate efficiently or profitably. Further, under the arrangements between Whinstone and the various subsidiaries of Technologies, Rhodium could become obligated to pay to Whinstone a percentage of the cost of a specified electricity consumption amount, even if the actual consumption amount is lower. This presents the risk of the Company paying for electricity it does not use. Additionally, the sale of energy is highly regulated. There is a risk that government regulation could adversely impact the manner or pricing at which the electricity is being supplied or that government regulators may potentially restrict the ability of electricity suppliers to provide electricity to Bitcoin mining operations. To the extent Whinstone and/or Mothership do not maintain adequate control over their finances, it is possible that Whinstone and/or Mothership may not be able to provide their contractual power obligations to Rhodium. Therefore, there is also credit risk related to Whinstone and/or Mothership.

Rhodium’s operations are subject to electricity pricing volatility risks. Rhodium does not have fixed electricity pricing at its Temple Site and there is a risk that it may not have a fixed electricity price at this site.

If the cost of electricity increases, it could have a material adverse effect on Rhodium’s ability to operate profitably. As noted above, Rhodium is currently purchasing power at real-time market rates through the MEESA for the Temple Site. The MEESA provides that Mothership shall deliver energy at the load zone market price (a real-time price) and charge Renewables an additional charge of $2.50 per megawatt hour delivered plus a retail margin. Rhodium, Mothership, and other contracting entities have worked together to develop software and other means by which the Temple Site will power down and not consume energy during times when the cost to mine Bitcoin would exceed the price of Bitcoin. There is a risk that these mechanisms fail, and the Temple Site draws power at extremely high market prices. If the Temple Site draws power at extremely high market prices, it could have a material adverse effect on the profitability of Rhodium’s operations and negatively impact Rhodium’s financial performance.

Further, the regulatory risks noted above may impact Rhodium’s ability to enter into a PPA. Additionally, rising natural gas prices and higher temperatures during summer 2022 have impacted the cost of energy in Texas and nationwide. These factors, and others, create uncertainty around the energy price that Rhodium would be able to secure pursuant to a PPA. If Rhodium is unable to enter into a PPA on favorable terms, if could have a material adverse effect on the profitability of Rhodium’s operations and negatively impact Rhodium’s financial performance.

Rhodium’s operations are subject to hosting services risks.

Rhodium, through various subsidiaries of Technologies, has negotiated and entered into Colocation Agreements with Whinstone pursuant to which Whinstone will provide, among other services, hosting services for Rhodium’s mining operations at the Rockdale Site. Each Whinstone Colocation Agreement includes, amongst other things, specifications for temperature and ventilation that should be maintained at the premises, escorted access by Rhodium personnel to the premises, and maintenance and remote hands services. Pursuant to each Colocation Agreement, Whinstone personnel, and not Rhodium personnel, will be responsible for physical security, IT security, equipment parts storage, inventory management, and mining equipment setup and installation. Whinstone’s personnel may not be as well experienced or have as much expertise as Rhodium personnel in performing certain of these services. There is also a risk that Rhodium will have less control over the means and manner in which the services are performed, which may result in an increased risk of downtime or security breaches. The hosting fees payable under the Colocation Agreements are variable, which could result in diminished Rhodium profitability over certain periods. Rhodium has also negotiated and Renewables has entered into a Data Center Lease Agreement or the Temple Site. Pursuant to the lease agreement, Temple personnel, and not Rhodium personnel, will be responsible for physical security. Temple’s personnel may not be as well experienced or have as much expertise as Rhodium personnel in performing certain of these services. There is also a risk that Rhodium will have less control over the means and manner in which the services are performed, which may result in an increased risk of downtime or security breaches. Additionally, there is a risk that Rhodium’s site host at the Temple Site may limit Rhodium’s right to host other mining companies under the Data Center Lease Agreement. An inability to host could negatively affect Rhodium’s operations, profitability and financial performance.

Whinstone has accused Rhodium and several of its subsidiaries of breaching the terms of certain site hosting agreements covering some of its Rockdale mining operations and, although Rhodium denies these accusations, if litigation results, it could be costly to defend and could result in termination of the agreements and loss of Rhodium’s ability to continue to mine Bitcoin at the Rockdale Site. On May 17, 2022, Whinstone, which in 2021 was acquired by and is now owned by Rhodium’s competitor Riot Blockchain, Inc., delivered a notice of breach (the “Notice of Breach”) through its counsel contending that Rhodium and several of its mining subsidiaries operating out of Whinstone’s facilities in Rockdale are purportedly in material default and breach of certain hosting agreements. The Notice of Breach was delivered amidst ongoing discussions between Rhodium and Whinstone about potential modifications to certain hosting agreement terms. Those discussions remain ongoing. Rhodium believes that all of the allegations in the Notice of Breach are without merit.

On August 25, 2022, Whinstone delivered a second notice of breach (the “Second Notice of Breach”) through its counsel contending that Rhodium and several of its mining subsidiaries operating out of Whinstone’s facilities in Rockdale purportedly breached certain hosting agreements. Rhodium believes that all of the allegations in the Second Notice of Breach are also without merit.

No litigation with respect to these purported breaches has been commenced, though there is a risk that efforts toward resolution will not succeed and that litigation could result. Any such litigation could cause Rhodium to incur significant expenses and, if Whinstone is successful in its claims against us, it could require that Rhodium pay substantial damages or possibly result in the loss of Rhodium’s ability to continue to mine Bitcoin at the Rockdale Site.

While the Mergers are pending, Rhodium may seek to raise additional funds, finance additional acquisitions or develop strategic relationships by issuing additional securities, including capital stock.

While the Mergers are pending, Rhodium may seek to raise additional funds, finance additional acquisitions or develop or engage in strategic relationships by issuing equity or debt securities. The issuance of equity securities, including debt securities that are convertible into equity, would reduce the percentage ownership of Rhodium’s existing stockholders. Furthermore, any newly issued equity securities could have rights, preferences and privileges senior to those of the holders of Rhodium common stock. The issuance of new debt securities could subject Rhodium and its subsidiaries to covenants which constrain Rhodium’s ability to grow or otherwise take steps that may be favored by holders of Rhodium’s common stock.

Rhodium does not presently have the funds required to fulfill its business plan.

Rhodium, via Technologies and subsidiaries thereof, either has entered into or anticipates entering into contracts to obtain mining equipment, electricity, hosting services, and other equipment and services. The contracts entered into or presently under negotiation require expenditures by Rhodium of substantial amounts of capital in advance and prior to Rhodium’s ability to generate revenue from its operations. Rhodium does not presently have the funds required to fulfill its business plan and must rely upon funding provided by its investors for this purpose.

Rhodium depends on its management team, investment professionals and other key personnel, and the loss of their services following the Mergers could have a material adverse effect on Rhodium.

Rhodium’s success depends substantially upon the continued services of its executive officers and other key members of management. From time to time, there may be changes in Rhodium’s executive management team resulting from the hiring or departure of executives. Such changes in Rhodium’s executive management team may be disruptive to Rhodium’s business. Rhodium is also substantially dependent on the continued service of its existing development and operations personnel because of the complexity of its operations and technologies. Rhodium does not maintain key person life insurance policies on any of its employees. The loss of one or more of Rhodium’s key employees or groups could seriously harm its business.

The Combined Company’s business could suffer if it fails to attract and retain a highly skilled workforce.

The Combined Company’s future success will depend on its ability to identify, hire, develop, motivate and retain highly qualified personnel for all areas of its organization, in particular skilled technical and management personnel. Trained and experienced personnel are in high demand and may be in short supply in some areas. Many of the companies with which Rhodium competes for experienced employees have greater resources than it has and may be able to offer more attractive terms of employment. In addition, Rhodium invests significant time and expense in training its employees, which increases their value to competitors who may seek to recruit them. The Combined Company may not be able to attract, develop and maintain an adequate skilled workforce necessary to operate the business and labor expenses may increase as a result of a shortage in the supply of qualified personnel. If the Combined Company is unable to attract and retain such personnel, it may not be able to take advantage of acquisitions and other growth opportunities that may be presented to it and this could materially affect the Combined Company’s business, financial condition and results of operations.

The Rockdale Site where Rhodium is currently conducting operations is subject to possible environmental risks.

The Rockdale Site where Rhodium’s subsidiaries currently conduct operations is located on a property with known environmental contamination. There are restrictions on groundwater use due to the presence of industrial waste and other contaminants that exceed federal limits for human consumption. There is also a 169-acre landfill on the property that has been primarily used to dispose of coal-ash, a heavy metal-laced byproduct of burning coal at the now-shuttered Alcoa aluminium smelter on the property. An environmental group has claimed that testing of groundwater around the landfill indicated that heavy metals from the coal-ash had made their way into the groundwater. The analysis showed that concentrations of arsenic, mercury, cobalt and lithium were well over the federal limits for human consumption and could present significant risk to human health. Prolonged exposure to these sorts of contaminants can result in health risks, including nervous system damage. This poses a risk of increased scrutiny of the property by governmental regulators, a risk that the site may be temporarily or permanently closed by governmental regulators, a risk of increased litigation by personnel working on site, and a risk that further remediation activity may be required, which may be disruptive to Rhodium’s operations. Moreover, these risks could have an adverse effect on Rhodium and its subsidiaries’ ability to adequately and cost-effectively insure its operations.

Rhodium’s mining operations are and will be heavily dependent on a continuous supply of large amounts of electricity to both the Rockdale and Temple Sites, which is subject to disruption. Any such disruptions could result in disruption to Rhodium’s mining operations and affect Rhodium’s ability to operate efficiently and profitably, or at all.

Rhodium’s mining operations are and will be heavily dependent on a continuous supply of large amounts of electricity to both the Rockdale and Temple Sites. There is ongoing risk that this supply may be disrupted at one or both sites due to a variety of factors. Any disruption could be caused by utility company transmission equipment downtime due to maintenance or equipment failure. Such disruption can also be caused by site-specific maintenance, obligatory or voluntary site-specific curtailment, adverse weather conditions, natural disasters, strikes, contractual disputes, lockouts, labor shortages, or other force majeure events or other events not reasonably ascertainable or attributable to Rhodium. Disruption of electrical service to one or both sites could result in significant disruption to Rhodium’s mining operations and affect Rhodium’s ability to operate efficiently and profitably, or at all.

Rhodium’s operations, including the headquarters and Temple facility, require armed security officers and may result in potential injury in the course of their duties. Any potential injury due to a discharge of weapons could result in litigation against Rhodium and could adversely affect their operations.

Rhodium employs armed security officers in order to protect the headquarters and Temple facility. The security Rhodium employs to protect against risks to its business may result in harms to employees or related third parties which could lead to potential litigation against Rhodium. Any claims or litigation against Rhodium could cause it to incur significant expenses and, if successfully asserted against Rhodium, could require that Rhodium pay substantial damages.

There is a risk that Rhodium will not secure the funds necessary to finance Bitcoin mining equipment, which could result in a smaller number of Bitcoin miners being delivered in an amount proportionate to the payment made.

Rhodium, through Rhodium Renewables LLC (“Renewables”) and potentially other subsidiaries of Technologies, plans to acquire its Bitcoin mining equipment for the Temple Site either directly or indirectly from industry leading manufacturers of Bitcoin mining equipment mainly located in China (“Miner Suppliers”). These purchases shall be made pursuant to one or more contracts between Renewables, or another subsidiary of Technologies, and the Miner Suppliers. Rhodium expects that the Miner Suppliers may require down payments of twenty-five percent (25%) or more of the total order at or shortly following the time of contracting. Rhodium plans to begin having Renewables, or other subsidiaries of Technologies, enter into contracts with Miner Suppliers as soon as it has sufficient funds available to do so. There is a risk that Rhodium will not secure the funds necessary to finance the Bitcoin mining equipment, which could result in a smaller number of Bitcoin miners being delivered in an amount proportionate to the payment made. Rhodium is prepared to mitigate this risk by adjusting the number of miners if insufficient capital is raised to meet the total order amount.

There are also several new and existing competitors in Rhodium’s industry that are purchasing mining equipment at scale, which may cause delays or difficulty in us obtaining new miners, which could materially and adversely affect Rhodium’s business and results of operations.

If any litigation ultimately takes place between Rhodium, Technologies, and/or any of its subsidiaries, and any of the Miner Suppliers, it will most likely be in China, which is where most of the Miner Suppliers are located. This presents the risk of higher litigation expenses. There is a risk that the Miner Suppliers will go out of business before the Bitcoin miners are shipped. There is a risk that some or all of the Bitcoin miners will be defective or nonconforming. There is a risk that shipment of some or all of the Bitcoin miners will be delayed due to circumstances beyond Rhodium’s control, such as disruption of the Miner Supplier’s supply chain, problems with shipping, or other force majeure events. If the full quantity of Bitcoin miners is not shipped, or shipment is delayed, or if some miners need to be returned, it will negatively impact the Rhodium’s revenue and anticipated financial performance.

Further, Rhodium relies on a limited number of suppliers for the fluid used in the liquid-cooling systems. Rhodium’s reliance on single or a limited number of suppliers could result in product delivery problems and delays and reduced control over product pricing and quality. Additionally, the proliferation of liquid-cooling technology in the cryptocurrency mining business or in the computing industry more generally could increase demand for the fluid Rhodium uses in its liquid-cooling operations, which could increase Rhodium’s costs of operations and therefore could materially and adversely affect Rhodium’s business and results of operations.

Rhodium’s mining operations, including the sites in which its miners are operated or that are currently under construction, may experience damages, including damages that are not covered by insurance.

Rhodium’s current mining operations at its two Texas sites are subject to a variety of risks relating to their physical condition and operation, including, but not limited to:

•        the presence of construction or repair defects or other structural or building damage;

•        any noncompliance with or liabilities under applicable environmental, health or safety regulations or requirements or building permit requirements;

•        any damage resulting from natural disasters, such as hurricanes, earthquakes, fires, floods and windstorms; and

•        claims by employees and others for injuries sustained at the sites, including as a result of exposure to high voltage operations, extreme temperature conditions in the mines, exposure to on-site contaminants and pollutants and dangers posed by the liquid-cooling reservoirs located at its sites.

For example, Rhodium’s mining sites could be rendered temporarily or permanently inoperable as a result of a fire or other natural disaster or by a terrorist or other attack on the mine. The security and other measures Rhodium takes to protect against these risks may not be sufficient. Additionally, Rhodium’s mining sites could be materially adversely affected by a power outage or loss of access to the electrical grid or loss by the grid of cost-effective sources of electrical power generating capacity. Rhodium’s existing insurance covers the replacement cost of lost or damaged miners, but does not cover any interruption of its mining activities; therefore Rhodium’s existing insurance may not be adequate to cover the losses it suffers as a result of any of these events. In the event of an uninsured loss, including a loss in excess of insured limits, at any of the mining sites in Rhodium’s network, Rhodium may not be able to remediate that loss in a timely manner or at all and Rhodium may lose some or all of the future revenues anticipated to be derived from such sites.

If Rhodium’s mining equipment is damaged, Rhodium’s ability to operate efficiently and profitably will be affected.

Rhodium’s mining operations will be heavily dependent on the continuous and efficient operation of the miners that will be located at the Rockdale and Temple Sites. There is a risk that a power surge, severe storm or other inclement weather event, a fire that activates the sprinkler system at the premises, a flood, a partial or complete collapse of the structure, or mistakes made by Rhodium personnel in the use of dielectric fluid designed to cool the miners, would result in damage to Rhodium’s mining equipment. If any such damage occurs at either site, it will result in one or more miners becoming disabled or “offline,” which will in turn affect Rhodium’s ability to operate efficiently and profitably. Although disabled or damaged miners can be replaced, the delay in procuring and bringing new equipment online will still negatively impact revenue generated by Rhodium’s mining operations.

Rhodium’s reliance primarily on a limited assortment of miner models from a single manufacturer may subject its operations to increased risk of failure.

The performance and reliability of Rhodium’s miners and its technology is critical to its reputation and its operations. Because Rhodium currently uses a limited assortment of miners in its fleet, if there are issues with those machines, such as a design flaw in the ASIC chips they employ, its entire system could be affected. Rhodium currently uses a few different models of miners, but if there are issues with such machines, it may have to rely on a single model of miner. Any system error or failure may significantly delay response times or even cause Rhodium’s system to fail. Any disruption in Rhodium’s ability to continue mining could result in lower yields and harm its reputation and business. Any exploitable weakness, flaw, or error common to the type of miners Rhodium uses affects all such miners; therefore, if a defect or other flaw exists and is exploited, all or a substantial portion of Rhodium’s mining operations could go offline simultaneously. Any interruption, delay or system failure could result in financial losses.

Costs associated with potential future upgrades or replacements of mining equipment will adversely affect Rhodium’s profitability.

Rhodium anticipates that the mining equipment it has ordered will be productive for several years. However, newer Bitcoin mining technology will eventually become available that will render Rhodium’s mining equipment obsolete. Rhodium cannot predict how quickly advances in technology will happen. There is a risk that Rhodium’s Bitcoin mining equipment will become obsolete sooner than expected and require upgrades or replacements. Under such circumstances, the costs associated with such upgrades or replacements will adversely affect Rhodium’s profitability.

Maintenance and repair of Rhodium’s liquid cooling systems could result in unplanned downtime, which could negatively affect revenue generated by Rhodium’s mining operations or otherwise negatively impact Rhodium’s results of operations.

Rhodium’s liquid cooling technology operates through the use of tanks, pumps, dry coolers, pipes and other conduits. While Rhodium’s liquid cooling technology is operating, dielectric fluid is running through these systems. The dielectric fluid Rhodium uses is engineered to help facilitate heat transfer from the mining rigs in a manner that facilitates temperature reduction. The systems include seals and other components designed to prevent any unintended discharge of dielectric fluid. It is possible that, despite Rhodium’s efforts to continuously maintain these systems in good and operable condition, one or more of the components or parts might fail, resulting in the unintended discharge of dielectric fluid. If an unintended or unplanned discharge of dielectric fluid takes place, it could result in unplanned downtime for maintenance or repair, which could negatively affect revenue generated by Rhodium’s mining operations. Additionally, such a discharge could cause Rhodium to incur expenses associated with site remediation, which could be significant and could have a material adverse effect on Rhodium’s results of operations and financial performance.

If any theft or vandalism occurs on Rhodium’s two sites, it will result in diminished mining capacity until such time as the damaged or stolen equipment can be repaired or replaced. Such diminished capacity will result in revenue reduction.

There is a risk of loss on account of vandalism or theft. Rhodium’s two sites and the equipment located there could be damaged on account of vandalism. In addition, there is a risk that one or more of the miners or other equipment could be stolen. If any such theft or vandalism occurs, it will result in diminished mining capacity until such time as the damaged or stolen equipment can be repaired or replaced. The diminished capacity will result in revenue reduction and increase the difficulty in operating Rhodium efficiently and profitably.

Rhodium is subject to risks related to the voiding of the warranty on its mining equipment.

Rhodium plans to optimize its power consumption by immersing the miners in dielectric fluid for cooling purposes. It is likely that doing so will void the warranty on the miners offered by the Miner Suppliers. Rhodium believes that the benefits of immersive cooling outweigh the detriments associated with having no recourse available under the warranty. Although Rhodium will test each miner prior to placing the miner in dielectric fluid, it is possible that defects in mining equipment may not present themselves until after being immersed. In such cases, replacement of the miner via recourse to the applicable Miner Supplier warranty may be unavailable and it will be necessary for Rhodium to absorb the full cost of replacement.

If Rhodium is ultimately unsuccessful in defending its ongoing litigation matters, despite the substantial defenses which Rhodium believes are available to it, the lawsuits could have an adverse effect on Rhodium’s business and operations.

Rhodium and several of its subsidiaries are currently defendants in a pending patent infringement dispute in which it expects to prevail, but which is costly to defend and which, if adversely determined, could have a material adverse effect. On January 14, 2022, days after Rhodium announced the commencement of an initial public offering, Rhodium was named as a defendant in a civil lawsuit alleging patent infringement in the case captioned Midas Green Technologies, LLC v. Rhodium Enterprises, Inc. et al., Civil Action Number 6:22-CV-0050-ADA (filed in the U.S. District Court for the Western District of Texas) (i.e., the MGT Complaint). While this case is reasonably possible to result in payment, Rhodium believes it is more likely than not that Rhodium will succeed on the merits of this litigation if the case is fully adjudicated. However, if Rhodium is ultimately unsuccessful in defending such a lawsuit despite Rhodium’s substantial defenses, the lawsuit could have an adverse effect on Rhodium’s business and operations.

In a separate matter, a subcontractor to a contractor Rhodium hired to perform restoration work following a fire that took place at the air-cooled portion of the Whinstone facility has filed a lawsuit attempting to collect additional amounts that Rhodium disputes, and there is a risk that if the suit is adversely determined, it could have a material adverse effect. Rhodium believes it is more likely than not that it will be determined that Rhodium does not owe any additional amounts. Therefore, while this case could potentially result in payment, Rhodium believes it is more likely than not that Rhodium will succeed on the merits of this litigation if the case is fully adjudicated. Nevertheless, if the case is fully adjudicated and the ultimate determination is adverse to Rhodium, it could result in Rhodium being required to pay amounts potentially in excess of $1 million. Under such circumstances, any such determination could have an adverse effect on Rhodium’s business and operations.

Rhodium may become subject to other disputes, including other intellectual property disputes, which are costly and may subject Rhodium to significant liability and increased costs of doing business.

Rhodium may become subject to other intellectual property disputes, which are costly and may subject Rhodium to significant liability and increased costs of doing business. In recent years, there has been considerable patent, copyright, trademark, domain name, trade secret and other intellectual property development activity in the crypto-economy, as well as litigation, based on allegations of infringement or other violations of intellectual property, including by large financial institutions. Furthermore, individuals and groups can purchase patents and other intellectual property assets for the purpose of making claims of infringement to extract settlements from companies like Rhodium. Rhodium cannot guarantee that its internally developed technologies and content do not or will not infringe the intellectual property rights of others. From time to time, Rhodium’s competitors or other third parties may claim that Rhodium is infringing upon or misappropriating their intellectual property rights, and Rhodium may be found to be infringing upon such rights. Any claims or litigation could cause Rhodium to incur significant expenses and, if successfully asserted against Rhodium, could require that Rhodium pay substantial damages or ongoing royalty payments, prevent Rhodium from using certain technologies, force Rhodium to implement expensive work-arounds, or impose other unfavorable terms. Rhodium expects that the occurrence of infringement claims is likely to grow as the crypto assets market grows and matures. Accordingly, Rhodium’s exposure to damages resulting from infringement claims could increase and this could further exhaust Rhodium’s financial and management resources. Even if intellectual property claims do not result in litigation or are resolved in Rhodium’s favor, these claims, and the time and resources necessary to resolve them, could divert the resources of Rhodium’s management and require significant expenditures. Any of the foregoing could prevent Rhodium from competing effectively and could have an adverse effect on Rhodium’s business, operating results, and financial condition.

Certain investors have accused Rhodium and several of its subsidiaries of engaging in misrepresentation, deception and breach of fiduciary duty, and although Rhodium denies these accusations, if a legal dispute results, it could be costly to defend and there is a risk that it would have a material adverse effect. While no litigation has been commenced, and while Rhodium is confident that it would defeat any legal claim asserting these types of allegations, there is a risk that litigation could cause Rhodium to incur significant expenses and, if successfully asserted against Rhodium, could require that Rhodium pay substantial damages. Under such circumstances, any such lawsuit could have an adverse effect on Rhodium’s business and operations.

Any failure to incorporate acquired assets or businesses into Rhodium’s existing operations successfully or to minimize any unforeseen operational difficulties could have a material adverse effect on Rhodium’s financial condition and results of operations

Rhodium may, in the future, pursue asset acquisitions or acquisitions of businesses. The process of upgrading acquired assets to Rhodium’s specifications and integrating acquired assets or businesses may involve unforeseen costs and delays or other operational, technical and financial difficulties and may require a significant amount time and resources. Any failure to incorporate acquired assets or businesses into Rhodium’s existing operations successfully or to minimize any unforeseen operational difficulties could have a material adverse effect on Rhodium’s financial condition and results of operations. Such events could also mean an acquisition that was expected to be accretive is not accretive and, in extreme cases, the asset is idle.

Future developments regarding the treatment of Bitcoin for U.S. federal income and foreign tax purposes could adversely affect Rhodium.

Future developments regarding the treatment of Bitcoin for U.S. federal income and foreign tax purposes could adversely affect Rhodium. Additionally, any other changes to applicable U.S. tax laws and regulations related to Bitcoin could affect future developments regarding the treatment of Bitcoin for U.S. federal income and foreign tax purposes could adversely affect Rhodium’s business and future profitability.

There is a risk of loss in value of the Bitcoin assets due to the pricing volatility and, hence, a risk that revenue generated by Rhodium’s mining operations will, at times, be lower than anticipated.

Rhodium plans to mine Bitcoin and then batch liquidate it through such means and on such terms and timing as its management team deems appropriate. The determination as to optimal timing involves some degree of speculation as to the right time to sell Bitcoin in the market. There could be instances in which Bitcoin is sold at a loss. To mitigate against this risk, Rhodium may, at times, purchase futures contracts to hedge against Bitcoin pricing. Rhodium has not purchased futures contracts for any period presented but may do so in the future. Nevertheless, there is a risk of loss in value of the Bitcoin assets due to the pricing volatility and, hence, a risk that revenue generated by Rhodium’s mining operations will, at times, be lower than anticipated.

The reward for adding new blocks to the Bitcoin blockchain is subject to halving, and the value of Bitcoin may not adjust to compensate for the reduction in the rewards received from mining efforts. Halving is a process incorporated into many proof-of-work consensus algorithms that reduces the Bitcoin reward paid to those who mine Bitcoin over time according to a pre-determined schedule. The most recent halving for Bitcoin happened on May 11, 2020 and according to Bitcoin.org, the next halving is projected to occur in 2024. This process will reoccur until the total amount of Bitcoin currency rewards issued reaches 21 million Bitcoin, which is expected around 2140. While Bitcoin price has had a history of price fluctuations around the halving of its rewards, there is no guarantee that the price change will be favorable or would compensate for the reduction in mining reward. If a corresponding and proportionate increase in the trading price of Bitcoin or a proportionate decrease in mining difficulty does not follow these anticipated halving events, the revenue the Company earns from Bitcoin mining operations could see a corresponding decrease, which could have a material adverse effect on Rhodium’s business and operations.

Additionally, forks in the Bitcoin network may occur in the future which may affect Rhodium’s operations and financial performance. Because Bitcoin is an open-source protocol without a centralized governing authority, there is a possibility Bitcoin develops in ways which are not foreseeable. An example is modification of the Bitcoin protocol by a sufficient number of users (known as a “hard fork”). Hard forks can lead to fragmentation among trading platforms as to correct naming conventions for forked cryptocurrencies, create contentions among participants, and raise new security concerns. Historically, speculation over a new hard fork in the Bitcoin protocol has resulted in Bitcoin price volatility. A hard fork may also render the Bitcoin mining equipment incompatible with the new Bitcoin protocol Any such changes may have a material effect on the Company’s operations, financial position, and financial performance. Additionally, because of the open-source nature structure of the Bitcoin network, if the protocol is not properly monitored and upgraded, the protocol could damage the Bitcoin network and, consequently, an investment in Rhodium.

Bitcoin assets are subject to custodial risk.

There is a custodial risk associated with Bitcoin mining rewards. A hot wallet maintained by Rhodium could be hacked, and cold wallet maintained by Rhodium could be stolen, lost or destroyed, in either case resulting in loss of access to the Bitcoin mining rewards to which the wallets correspond and hence, loss of value of Rhodium assets. Similarly, a best-in-class third-party custody arrangement such as one offered by Coinbase Custody or BitGo Custody is nevertheless susceptible to hacking or network penetration, again resulting in loss of access to the Bitcoin assets, and hence, loss of value of Rhodium assets. If Bitcoin assets are lost prior to liquidation, it will result in overall loss of revenue from Rhodium’s mining operations. Rhodium employs a variety of risk mitigating procedures designed to reduce custodial risk.

The success of Rhodium’s operations will depend in part on the reliability of third parties upon which Rhodium will need to rely in order to effectively carry out its business plans.

The success of Rhodium’s operations will depend in part on the reliability of third parties upon which Rhodium will need to rely in order to effectively carry out its business plans. Rhodium will likely join a Bitcoin mining pool in order to maximize its return on power consumption. However, if other parts of the pool are hacked or breached, it could result in loss of a day’s worth of Bitcoin mining reward for the entire pool, including Rhodium. Rhodium will likely rely on exchanges such as Coinbase or on OTC providers, such as Cumberland or SDM, for batch liquidation of its Bitcoin assets. If any of these exchanges or OTC providers are hacked or breached, it could result in Rhodium’s inability to realize any cash in exchange for the Bitcoin assets being liquidated as part of that transaction. There is no way to cost effectively insure against this risk of loss. If a loss occurs, it will have a material adverse impact on Rhodium’s revenue.

Rhodium’s reliance on a third-party mining pool service provider for its mining revenue payouts may have a negative impact on its operations, including as a result of cyber-attacks against the mining pool operator and/or limited recourse against the mining pool operator with respect to rewards paid to Rhodium.

Rhodium receives Bitcoin mining rewards from its mining activity through third-party mining pool operators. Mining pools allow miners to combine their processing power, increasing their chances of solving a block and getting paid by the network. The rewards are distributed by the pool operator, proportionally to Rhodium’s contribution to the pool’s overall mining power, used to generate each block. Should the pool operator’s system suffer downtime due to a cyber-attack, software malfunction or other similar issues, it will negatively impact Rhodium’s ability to mine and receive revenue. Furthermore, Rhodium is dependent on the accuracy of the mining pool operators’ record keeping to accurately record the total processing power provided to the pools for a given Bitcoin mining application in order to assess the proportion of that total processing power Rhodium provided. While Rhodium has internal methods of tracking both the power Rhodium provided and the total used by each pool, the mining pool operators use their own record-keeping to determine Rhodium’s proportion of a given reward. Rhodium has little means of recourse against the mining pool operators if Rhodium determines the proportion of the reward paid out to Rhodium by the mining pool operators is incorrect, other than leaving the pools. If Rhodium is unable to consistently obtain accurate proportionate rewards from its mining pool operators, Rhodium may experience reduced reward for its efforts or be forced to leave the mining pool or join a new mining pool, all of which could have an adverse effect on its business and operations.

In addition, Rhodium’s proportion of mining rewards are temporarily held by the operators of the pools until they are distributed to Rhodium. During this time, cryptocurrencies held by the pool operators may be subject to risk of loss due to theft or loss of private keys, among other things, and distributions of such cryptocurrencies from the pool operators to their custodian or other wallets may be intercepted by malicious actors. If a pool operator ceases to provide services, whether related to a cyberattack, software malfunction or other similar issue, or discovers a shortfall in the Bitcoin held by the pool, the revenue that Rhodium generated from the pool may never be paid to Rhodium, and Rhodium may have little means of recourse against the mining pool operator. Even if Rhodium joined other mining pools, there is a risk of short-term impact on Rhodium’s financial performance in making that transition, and new mining pools would hold the same or additional risks.

Rhodium is in the process of developing its own mining pool to, in part, mitigate the risks associated with relying on third-party pools, but Rhodium may not be successful in doing so, which could have an adverse effect on its business and operations.

The Bitcoin of Rhodium is not insured by any government insurer except to the extent portions may be deposited in bank accounts insured by the Federal Deposit Insurance Corporation or with brokers insured by the Securities Investor Protection Corporation.

The Bitcoin of Rhodium is not insured by any government insurer except to the extent portions may be deposited in bank accounts insured by the Federal Deposit Insurance Corporation or with brokers insured by the Securities Investor Protection Corporation not insured by any government insurer except to the extent portions may be deposited in bank accounts insured by the Federal Deposit Insurance Corporation or with brokers insured by the Securities Investor Protection Corporation and such deposits and securities are subject to such insurance coverage. Rhodium intends to privately insure the machines, building and electrical infrastructure through property and casualty insurance policies.

Rhodium’s existing insurance coverage may not be adequate to cover all of its potential losses, and increased self-insurance and other insurance costs could materially and adversely affect its business and results of operations.

Rhodium maintains insurance policies for its business that provide it with some protection in the event its miners are lost or damaged; however, these insurance policies and protections may not be adequate to protect it from liabilities that Rhodium may incur in connection with the operation of its business. Certain extraordinary hazards, for example, may not be covered, and insurance may not be available (or may be available only at prohibitively expensive rates) with respect to many other risks. Moreover, any loss incurred could exceed policy limits, and policy payments made to Rhodium may not be made on a timely basis. Because of the high cost of new miners, if Rhodium’s insurance coverage is insufficient to cover the replacement, or if payment of its existing coverage benefits is significantly delayed, Rhodium may be required to expend additional capital resources to replace any miners Rhodium loses as a result of casualty events.

Additionally, although Rhodium seeks to control its insurance risk and costs, the premiums Rhodium pays to obtain insurance coverage may, and are likely to, increase over time. These increases in insurance premiums can occur unexpectedly and without regard to Rhodium’s efforts to limit them, and, because of these rising costs, Rhodium may not be able to obtain similar levels of insurance coverage on reasonable terms, or at all. If this occurs, Rhodium may choose or be forced to self-insure its assets, which could expose Rhodium to significant financial risk due to the high cost of new miners. If insurance costs become unacceptably high and Rhodium elects to self-insure, and Rhodium experiences a significant casualty event resulting in the loss of some or all of its miners, Rhodium could be forced to expend significant capital resources to acquire new replacement miners. If such casualty loss of its miners is not adequately covered by insurance and Rhodium does not have access to sufficient capital resources to acquire replacement miners, Rhodium may not be able to compete in its rapidly evolving and highly competitive industry, which could materially and adversely affect its financial condition and results of operations.

The Combined Company requires additional financing which may not be available, if at all, on reasonable terms.

Rhodium, via Technologies and subsidiaries thereof, either has entered into or anticipates entering into contracts to obtain mining equipment, electricity, hosting services, infrastructure build-out and other equipment and services at favorable rates. Rhodium’s initial start-up costs for the Temple Site may be higher than anticipated and the Combined Company may need to raise additional capital in the future to begin operations at that site. The Combined Company may not be able to find additional financing, if required, on favorable terms or at all. If additional funds are raised through the issuance of equity, equity-related or debt securities, these securities may have rights, preferences or privileges senior to those of the rights of other holders of securities of the Combined Company.

Rhodium expects to eventually deploy 225 MW of liquid-cooled miners at the Temple Site. As of September 30, 2022, 40 MW of that 225 MW has been deployed for commissioning and testing purposes. However, there is a risk that the construction will not be completed as scheduled, without cost overrun or at all. Even if the construction is completed on a timely basis, there is no assurance that the full commercial operations will begin as Rhodium expects. Additionally, if construction of the Temple Site is delayed, Rhodium may not be able to deploy the additional miners that have been purchased for that site. Therefore, Rhodium may not realize the benefit of substantial capital investments already made in the new miners. If this occurs, the business may suffer and operations may be adversely affected. Cost overruns associated with construction of the Temple Site could require the Combined Company to raise additional funds from other sources.

Rhodium has a limited operating history and may not be able to achieve or sustain profitability.

Rhodium is an early-stage business and, therefore, has limited operating history. Rhodium may not be able to achieve or sustain profitability. There can be no assurance that Rhodium will become profitable.

Rhodium’s management team may allocate their time to other businesses thereby causing conflicts of interest in their determination as to how much time to devote to Rhodium’s affairs.

Rhodium’s management team may allocate their time to other businesses thereby causing conflicts of interest in their determination as to how much time to devote to Rhodium’s affairs. The management team may be engaged in other business endeavors and are not obligated to contribute any specific number of hours per week to Rhodium’s affairs. If the other business affairs of Rhodium’s management team requires them to devote more substantial amounts of time to such affairs, it could limit their ability to devote time to the affairs of Rhodium, which could have a negative impact on Rhodium’s ability to operate efficiently.

The Mergers will constitute a conversion under Rhodium’s SAFE instruments resulting in substantial dilution to existing holders of Rhodium’s common stock.

Between June 2, 2021 and October 12, 2021, Rhodium entered into simple agreements for future equity (the “SAFEs”) with certain investors for an aggregate purchase price of $86.9 million. Pursuant to the SAFEs, Rhodium issued rights to such investors to receive shares of Rhodium’s Class A common stock upon the occurrence of a change in control event under the SAFEs. Each SAFE provides that, upon the occurrence of certain events, the rights will convert into shares of Class A common stock. The Mergers will constitute a conversion event under Rhodium’s SAFEs and cause each SAFE to convert without a discount in accordance with the terms of the SAFEs, resulting in substantial dilution to existing holders of Rhodium’s common stock.

Security breaches could cause Rhodium to halt operations or incur a loss of assets.

Any security breach caused by hacking, which involves efforts to gain unauthorized access to information or systems, or to cause intentional malfunctions or loss or corruption of data, software, hardware or other computer equipment, and the inadvertent transmission of computer viruses, could result in the halting of Rhodium’s operations or a loss of Rhodium’s assets.

Rhodium’s digital asset networks are subject to harm by malicious actors.

If a malicious actor or botnet (a volunteer or hacked collection of computers controlled by networked software coordinating the actions of the computers) obtains a majority of the processing power dedicated to mining on certain digital asset networks, it may be able to alter the blockchain on which the digital asset transaction relies by constructing alternate blocks if it is able to solve for such blocks faster than the remainder of the miners on the digital asset network can add valid blocks. In such alternate blocks, the malicious actor or botnet could control, exclude or modify the ordering of transactions, though it could not generate new digital assets or transactions using such control. Using alternate blocks, the malicious actor could double spend its own digital assets and prevent the confirmation of other users’ transactions for so long as it maintains control. To the extent that such malicious actor or botnet does not yield its majority control of the processing power on various digital asset networks or the digital asset community does not reject the fraudulent blocks as malicious, reversing any changes made to the blockchain may not be possible. Such changes could adversely affect an investment in Rhodium or the ability of Rhodium to transact.

Stolen or incorrectly transferred digital assets may be irretrievable.

Once a transaction has been verified and recorded in a block that is added to the blockchain, an incorrect transfer of digital assets or a theft of digital assets generally will not be reversible, and Rhodium may not be capable of seeking compensation for any such transfer or theft. It is possible that, through computer or human error, or through theft or criminal action, Rhodium’s digital assets could be transferred in incorrect amounts or to unauthorized third parties. To the extent that Rhodium is unable to seek a corrective transaction with such third party or is incapable of identifying the third party which has received Rhodium’s digital assets through error or theft, Rhodium will be unable to revert or otherwise recover incorrectly transferred digital assets. To the extent that Rhodium is unable to seek redress for such error or theft, such loss could adversely affect an investment in Rhodium.

The market and price for Bitcoin generated by Rhodium can be highly volatile, which may reduce revenues and net income.

The market and price for Bitcoin generated by Rhodium can be highly volatile. Although Rhodium feels that it is well-positioned to mine Bitcoin, the market could become less favorable, which may reduce revenues and net income.

There is no assurance that mining rewards in the form of Bitcoin will maintain their long-term value in terms of future purchasing power.

There is no assurance that mining rewards in the form of Bitcoin will maintain their long-term value in terms of future purchasing power or that Bitcoin will remain widely accepted as a mechanism of exchange for cash or other securities or commodities. In addition, and as noted above, the Bitcoin network goes through “halving events” during which the number of Bitcoin that miners are awarded for processing a block are reduced by 50%. While Bitcoin price has had a history of price fluctuations around the halving of its rewards, there is no guarantee that the price change will be favorable or would compensate for the reduction in mining reward. If a corresponding and proportionate increase in the trading price of Bitcoin or a proportionate decrease in mining difficulty does not follow these anticipated halving events, the revenue that Rhodium earns from Bitcoin mining operations could see a corresponding decrease, which could have a material adverse effect on Rhodium’s business and operations.

There are other risks associated with Bitcoin mining.

If rewards and transaction fees are not properly matched to the efforts of miners, miners may not have an adequate incentive to continue mining. Miners ceasing operations could reduce the collective processing power on the Bitcoin network, adversely affect the validation process for transactions, and, generally, make the network more vulnerable. Further, if a single miner or a mining pool gains a majority share in the Bitcoin network’s computing power, the integrity of the block chain may be affected. A miner or mining pool could reverse Bitcoin transactions, make double-spend transactions, prevent confirmations or prevent other miners from mining valid blocks. Each of these scenarios could reduce confidence in the validation process or processing power of the network, and adversely affect Bitcoin’s value, the Bitcoin network and/or an investment in Bitcoin. As the number of Bitcoin awarded for solving a block in the block chain decreases (i.e., as a result of a halving), the incentive for miners to continue to contribute processing power to the Bitcoin network may transition from a set reward to transaction fees. Either the requirement from miners of higher transaction fees in exchange for recording transactions in the block chain or a software upgrade that automatically charges fees for all transactions may decrease demand for Bitcoin and prevent the expansion of the Bitcoin network to retail merchants and commercial businesses, resulting in a reduction in the net asset value. To the extent that any miners cease to record transactions in solved blocks, transactions that do not include the payment of a transaction fee will not be recorded on the block chain until a block is solved by a miner who does not require the payment of transaction fees. Any such delays in the recording of transactions could result in a loss of confidence in the Bitcoin network, which could adversely impact Bitcoin’s value, the Bitcoin network and/or an investment in Bitcoin.

Future government regulation may increase Rhodium’s operating costs.

Rhodium operates in an environment of uncertainty as to potential government regulation. Extreme volatility and illiquidity in markets has in the past led to, and may in the future lead to, extensive governmental intervention. Rhodium believes that it may be subject to direct regulation. Laws and regulations may be introduced, and court decisions may affect the business. Any future regulation may have a negative impact on the business by restricting the method of operation or imposing additional costs. Additionally, regulatory or tax law changes or actions may restrict the use of cryptocurrencies in a manner that adversely affects Rhodium’s business, prospects or operations. Potential regulation and/or legislation related to climate change that may materially adversely affect the same. It is impossible to predict when these restrictions will be imposed, what the interim or permanent restrictions will be, and/or the effect of such restrictions on Rhodium’s business strategy. Further, the crypto-economy has limited access to policymakers and lobbying organizations, which may harm Rhodium’s ability to effectively react to proposed legislation and regulation of cryptocurrency or cryptocurrency platforms adverse to its business.

Banks and financial institutions may not provide banking services, or may cut off services, to businesses that engage in Bitcoin- and/or other cryptocurrency-related activities, or that accept Bitcoin as payment.

Banks and financial institutions may not provide banking services, or may cut off services, to businesses that engage in Bitcoin- and/or other cryptocurrency-related activities, or that accept Bitcoin as payment, and Rhodium may be exposed to counterparty risk related to the companies Rhodium uses to sell its Bitcoin. Although a number of significant U.S. banks and investment institutions, such as Goldman Sachs, Citi Group, J.P. Morgan, Bank of America and BlackRock, have indicated they plan to begin allowing customers to carry and invest in Bitcoin and other cryptocurrencies, Bitcoin, and other cryptocurrencies’ acceptance and use by banks is relatively uncommon and may never become mainstream.

Decreased use and demand for Bitcoin and/or blockchain technology may adversely affect its value and result in a reduction in the price of Bitcoin and the value of Rhodium.

Decreased use and demand for Bitcoin and/or blockchain technology may adversely affect its value and result in a reduction in the price of Bitcoin and the value of Rhodium. A number of factors may impact the widespread adoption of Bitcoin which could adversely affect an investment in the Combined Company’s securities. For example, if transaction fees paid for Bitcoin transactions become too high, users may be motivated to move away from the Bitcoin network entirely. Further, blockchain technology could be replaced by a different technology, which could adversely affect Bitcoin’s value. Additionally, the impact of geopolitical and economic events on the supply and demand for Bitcoin and/or blockchain technology is uncertain. Such events will have unknown impacts on supply and demand for Bitcoin and may motivate large-scale acquisitions or dispositions of Bitcoin.

Negative publicity associated with the cryptocurrency and blockchain industries may adversely affect the value of Bitcoin and blockchain technology and result in a reduction in the price of Bitcoin and the value of Rhodium.

The blockchain and cryptocurrency industries are relatively new. Many of the companies that operate in the industry are unlicensed, unregulated, operate without supervision by a governmental authorities, and do not provide the public with significant information regarding their ownership structure, management team, corporate practices, cybersecurity, and regulatory compliance. As a result, the general public may lose confidence in crypto assets which could lead to decreased use and demand for Bitcoin.

Since the inception of the cryptoeconomy, numerous cryptocurrency and blockchain companies have been sued, investigated, or shut down due to fraud, manipulative practices, business failure, and security breaches. In 2022, many crypto and blockchain companies have declared bankruptcy, resulting in a loss of confidence in participants of the cryptoeconomy and negative publicity surrounding crypto more broadly. These events, negative perception and a lack of standardized regulation in the cryptoeconomy may result in greater volatility in the price of Bitcoin, including a significant depreciation in value. Such volatility and negative perception could also lead to large redemptions or withdrawals of Bitcoin which would also negatively affect the market price of Bitcoin. Any of these events could have an adverse impact on Rhodium’s business.

Rhodium may not be able to manage growth effectively, which could damage Rhodium’s reputation and negatively affect its operating results.

As cryptocurrency assets and blockchain technologies become more widely available, Rhodium expects the services and products associated with them to evolve. To stay current with the industry, Rhodium’s business model may need to evolve as well. From time to time, Rhodium may modify aspects of its business model relating to its strategy. Rhodium cannot offer any assurance that these or any other modifications will be successful or will not result in harm to its business. Rhodium may not be able to manage growth effectively, which could damage Rhodium’s reputation and negatively affect its operating results. Further, Rhodium cannot provide any assurance that it will successfully identify all emerging trends and growth opportunities in this business sector. Such circumstances could have a material adverse effect on Rhodium’s business, prospects or operations.

There is a risk that the COVID-19 pandemic or another future pandemic could disrupt Rhodium’s business.

The COVID-19 pandemic has resulted in disruption to the global supply chain and shuttering of businesses in countries throughout the world due to government attempts to control the spread of the virus and prevent collapse of their health care systems. There is a risk that the COVID-19 pandemic or another future pandemic could disrupt Rhodium’s business in several ways. For example, it could interfere with supply of miners and mining equipment. It could also interfere with the supply of spare parts and other supplies needed to effectively operate Rhodium’s immersion systems. Lastly, but importantly, it could affect the management team’s ability to effectively manage Rhodium if any members of the management team should become hospitalized for long periods of time. Disruptions caused by the current or future pandemics could affect Rhodium’s ability to operate efficiently or profitably.

Rhodium is dependent upon a pool of available skilled employees to operate and maintain its business

Rhodium is dependent upon a pool of available skilled employees to operate and maintain its business. Rhodium competes with other cryptocurrency mining businesses and other similar employers to attract and retain qualified personnel with the technical skills and experience required to provide the highest quality service. The demand for skilled workers is high and the supply is limited, and a shortage in the labor pool of skilled workers or other general inflationary pressures or changes in applicable laws and regulations could make it more difficult for Rhodium to attract and retain personnel and could require enhanced wage and benefits packages, which could increase operating costs.

Rhodium is subject to risks associated with loan obligations.

Rhodium, Technologies, or any of their subsidiaries are or will be borrower(s), guarantor(s), or grantors of security interest and liens in Rhodium’s certain assets or equity interests with respect to certain loans. To the extent Rhodium is unable to satisfy certain financial, operating, or other covenants imposed by such loans, and/or should the lenders with respect to such loans declare an event of default for any reason, it could result in potentially the termination of said loans and foreclosure on its secured assets or equity interests, which could trigger the entire outstanding balance and accrued interest, fees, and penalties becoming immediately due and payable, triggering cross-defaults under other agreements, loss of management or control over the assets secured by said loan, and jeopardize Rhodium’s financial position, results of operations, and cash flows. For example, if Rhodium were to default on their NYDIG loan which finances a portion of their mining equipment, such mining equipment could be seized, which could have an adverse effect on its financial position, results of operations and cash flows.

Rhodium is subject to risks associated with third-party infiltration of cybersecurity systems.

Security breaches, computer malware and computer hacking attacks are a prevalent concern in the Bitcoin and blockchain market and the threats to network and data security are increasingly diverse and sophisticated. Despite Rhodium’s efforts and processes to prevent breaches, our computer servers and computer systems may be vulnerable to cybersecurity risks. Rhodium has experienced cyber-attacks and other attempts to gain unauthorized access to its systems, and Rhodium anticipates continuing to be subject to such attempts. There is a risk that some or all of Rhodium’s cryptocurrencies could be lost or stolen as a result of one or more of these incursions. As Rhodium increases in size, Rhodium may become a more appealing target of hackers, malware, cyber-attacks or other security threats, and, despite implementation of strict security measures and frequent security audits, it is impossible to eliminate all such vulnerabilities. For instance, Rhodium may not be able to ensure the adequacy of the security measures employed by third parties, such as our service providers. Efforts to limit the ability of malicious actors to disrupt the operations of the internet or undermine Rhodium’s own security efforts may be costly to implement and may not be successful. Such breaches, whether attributable to a vulnerability in Rhodium’s systems or a third party, could result in claims of liability against Rhodium, damage its reputation and materially harm its business.

To its knowledge, Rhodium has not to date experienced a material cyber-event; however, the occurrence of any such event in the future could subject Rhodium to liability to its customers, vendors, business partners and others, give rise to legal and/or regulatory action, which could damage its reputation or otherwise materially harm Rhodium’s business, operating results, and financial condition.

Risks Relating to Regulatory and Political Matters

Rhodium is subject to a highly evolving regulatory landscape and any adverse changes to, or its failure to comply with, any laws and regulations could adversely affect its business, prospects or operations.

Rhodium’s business is subject to extensive laws, rules, regulations, policies and legal and regulatory guidance, including those governing securities, commodities, cryptocurrency custody, exchange and transfer, data governance, data protection, anti-corruption, including the Foreign Corrupt Practices Act, cybersecurity and tax. Many of these legal and regulatory regimes were adopted prior to the advent of the internet, mobile technologies, cryptocurrencies and related technologies. As a result, they do not contemplate or address unique issues associated with the cryptoeconomy, are subject to significant uncertainty, and vary widely across U.S. federal, state and local and international jurisdictions. These legal and regulatory regimes, including the laws, rules and regulations thereunder, evolve frequently and may be modified, interpreted and applied in an inconsistent manner from one jurisdiction to another, and may conflict with one another. Moreover, the complexity and evolving nature of Rhodium’s business and the significant uncertainty surrounding the regulation of the cryptoeconomy requires Rhodium to exercise its judgement as to whether certain laws, rules and regulations apply to it, and it is possible that governmental bodies and regulators may disagree with Rhodium’s conclusions. Such laws may add to Rhodium’s compliance costs, restrict or dictate how it operates its business, and could have a material adverse effect on its business, results of operations, financial condition and prospects. To the extent Rhodium has not complied with such laws, rules and regulations, Rhodium could be subject to significant criminal, civil and administrative penalties, including imprisonment of individuals, fines and penalties, seizure of shipments, breach of contract, debarment, tax reassessments and fraud litigation, reputational harm, restrictions on certain business activities, and other consequences and be subject to significant fines and other regulatory consequences, which could adversely affect Rhodium’s business, prospects or operations. Failure to comply with applicable legal and regulatory obligations could result in the disruption of Rhodium’s activities and responding to any enforcement action or internal investigation related to alleged or actual misconduct may result in a significant diversion of management’s attention and resources and significant defense costs and other professional fees. Failure to comply with applicable legal and regulatory obligations could result in the disruption of Rhodium’s activities and responding to any enforcement action or internal investigation related to alleged or actual misconduct may result in a significant diversion of management’s attention and resources and significant defense costs and other professional fees. As cryptocurrency and central bank digital currency has grown in popularity and in market size, the Federal Reserve Board, U.S. Congress, U.S. State Attorneys General and certain U.S. agencies (e.g., the Commodity Futures Trading Commission (the “CFTC”), the SEC, the Financial Crimes Enforcement Network (“FinCEN”), the Federal Trade Commission and the Federal Bureau of Investigation) have begun to examine the operations of the cryptocurrency, including the Bitcoin network, Bitcoin users and the Bitcoin exchange market.

Ongoing and future regulatory actions may impact Rhodium’s ability to continue to operate, and such actions could affect Rhodium’s ability to continue as a going concern or to pursue its strategy, which could have a material adverse effect on Rhodium’s business, prospects or operations.

It may be illegal now, or in the future, to acquire, own, hold, sell or use Bitcoin, or other cryptocurrencies, participate in blockchains or utilize similar cryptocurrency assets in one or more countries, the ruling of which would adversely affect Rhodium.

Several countries have taken and may continue taking regulatory actions that could severely restrict the right to acquire, own, hold, sell or use cryptocurrency assets or to exchange them for fiat currency. For example, in China and Russia, it is illegal to accept payment in Bitcoin and other cryptocurrencies for consumer transactions and banking institutions are barred from accepting deposits of cryptocurrencies. Additional countries, including the United States, could take similar measures to ban or limit the holding of certain cryptocurrencies such as Bitcoin. Such circumstances could have a material adverse effect on Rhodium’s business, prospects or operations and potentially the value of any Bitcoin or other cryptocurrencies Rhodium mines or otherwise acquires or holds for its own account, and thus harm investors. Rhodium does not intend to mine other cryptocurrencies as part of its business model at this time.

Rhodium’s transactions in cryptocurrency may expose it to countries, territories, regimes, entities, organizations and individuals that are subject to sanctions and other restrictive laws and regulations.

The Office of Foreign Assets Control of the U.S. Department of Treasury and the U.S. Department of State require Rhodium to comply with sanction programs based on foreign policy and national security goals against targeted countries, territories, regimes, entities, organizations and individuals. Because of the pseudonymous nature of blockchain transactions, Rhodium may not be able to determine the ultimate identity of the individuals with whom it transacts with respect to buying or selling cryptocurrency or of other members in mining pools in which Rhodium participates. Rhodium participates in mining pools that operate in jurisdictions that are not subject to the same regulatory regimes as Rhodium is, which creates the risk that Rhodium may inadvertently engage in transactions with, or contribute processing power to, a mining pool which involves persons, entities, or territories that are the target of sanctions or other restrictions. To the extent government enforcement authorities enforce these and other laws and regulations that are impacted by blockchain technology, Rhodium may be subject to investigation, administrative or court proceedings, and civil or criminal monetary fines and penalties, all of which could harm Rhodium’s reputation.

The cryptoeconomy is novel and has limited access to policymakers or lobbying organizations, which may harm Rhodium’s ability to effectively react to proposed legislation and regulation of cryptocurrency or cryptocurrency platforms adverse to its business.

As cryptocurrencies have grown in both popularity and market size, various U.S. federal, state, and local and foreign governmental organizations, consumer agencies and public advocacy groups have been examining the operations of cryptocurrency networks, users and platforms, with a focus on how cryptocurrencies can be used to launder the proceeds of illegal activities, fund criminal or terrorist enterprises, and the safety and soundness of platforms and other service providers that hold cryptocurrencies for users. Many of these entities have called for heightened regulatory oversight, and have issued consumer advisories describing the risks posed by cryptocurrencies to users and investors. The cryptoeconomy is novel and has limited access to policymakers and lobbying organizations in many jurisdictions. Competitors from other, more established industries, including traditional financial services, may have greater access to lobbyists or governmental officials, and regulators that are concerned about the potential use of cryptocurrencies for illicit purposes may enact statutory and regulatory changes with minimal or discounted inputs from the cryptoeconomy. As a result, new laws and regulations may be proposed and adopted, or existing laws and regulations may be interpreted in new ways, that harm the cryptoeconomy or cryptocurrency platforms, which could adversely impact Rhodium’s business.

If regulatory changes or interpretations of its activities require Rhodium to register under the regulations promulgated by FinCEN under the authority of the U.S. Bank Secrecy Act, or otherwise under state laws, Rhodium may incur significant compliance costs, which may have a material negative effect on Rhodium’s business and the results of its operations.

Cryptocurrencies are treated as “money” by FinCEN, and business engaged in the transfer of money or other payments services are subject to registration and licensure requirements at the U.S. federal level and also under U.S. state laws. While FinCEN has issued guidance that cryptocurrency mining, without engagement in other activities, does not require registration and licensure with FinCEN, this could be subject to change as FinCEN and other regulatory agencies continue their scrutiny of the Bitcoin network and cryptocurrencies generally. To the extent that Rhodium’s business activities cause Rhodium to be deemed a money services business (“MSB”) under the regulations promulgated by FinCEN under the authority of the U.S. Bank Secrecy Act, it may be required to comply with FinCEN regulations, including those that would mandate Rhodium to implement anti-money laundering programs, make certain reports to FinCEN and maintain certain records.

To the extent that Rhodium’s activities would cause it to be deemed a “money transmitter” (“MT”) or equivalent designation under state law in any state in which it may operate, Rhodium may be required to seek a license or otherwise register with a state regulator and comply with state regulations that may include the implementation of anti-money laundering programs, including implementing a know-your-counterparty program and transaction monitoring, maintenance of certain records and other operational requirements.

Such additional federal or state regulatory obligations may cause Rhodium to incur extraordinary expenses. Furthermore, Rhodium may not be capable of complying with certain federal or state regulatory obligations applicable to MSBs and MTs, such as monitoring transactions and blocking transactions, because of the nature of the Bitcoin blockchain. If Rhodium is deemed to be subject to, and it is determined it is not in compliance with, such additional regulatory and registration requirements, it could result in the imposition of sanctions, penalties, or other enforcement actions and it could force Rhodium to suspend or terminate its Bitcoin mining operations.

Rhodium is subject to risks associated with its need for significant electrical power. Government regulators may potentially restrict the ability of electricity suppliers to provide electricity to Bitcoin mining operations, such as Rhodium’s.

The operation of a Bitcoin mining can require massive amounts of electrical power and Rhodium’s demand for electrical power is expected to grow as Rhodium expands its mining fleet. If Rhodium is unable to continue to obtain sufficient electrical power to operate its miners on a cost-effective basis, Rhodium may not realize the anticipated benefits of its significant capital investments in new miners. Further, Rhodium’s mining operations can only be successful and ultimately profitable if the costs, including electrical power costs, associated with mining a Bitcoin are lower than the price of a Bitcoin. As a result, any mine that Rhodium establishes can only be successful if Rhodium can obtain sufficient electrical power for that mine on a cost-effective basis, and its establishment of new mines requires Rhodium to find locations where that is the case. There may be significant competition for suitable mine locations, and government regulators may potentially restrict the ability of electricity suppliers to provide electricity to mining operations in times of electricity shortage or may otherwise potentially restrict or prohibit the provision or electricity to mining operations. If Rhodium is unable to receive adequate power supply and is forced to cease or reduce its operations due to the availability or cost of electrical power, including increased taxes associated with the use of electrical power, Rhodium’s business would experience materially negative impacts.

The application of the Commodity Exchange Act, as amended (the “CEA”), to Rhodium’s Bitcoin mining business is unclear and may be subject to change and therefore difficult to predict. To the extent Rhodium becomes subject to regulation by the CFTC in connection with its business activities, Rhodium may incur additional compliance costs, which may be significant.

The CEA does not currently impose any direct obligations on Rhodium related to the mining or exchange of Bitcoin. However, the CFTC, the federal agency that administers the CEA, generally regards Bitcoin as a commodity. This position has been supported by decisions of federal courts.

Changes in the CEA or the regulations promulgated by the CFTC thereunder, as well as interpretations thereof and official statements by the CFTC may impact the classification of Bitcoin and subject it to additional regulatory oversight by the CFTC. Although the CFTC to date has not enacted regulations governing non-derivative or nonfinanced, margined or leveraged transactions in Bitcoin, it has authority to commence enforcement actions against persons who engage in manipulation or deceptive practices related to transactions in any contract of sale of any commodity, including Bitcoin, in interstate commerce.

While no provision of the CEA, or CFTC rules, orders or rulings (except as noted herein) appears to be currently applicable to Rhodium’s business, this is potentially subject to change. There is no certainty as to how future regulatory developments will impact the treatment of Bitcoin under the law. Any requirements imposed by the CFTC related to Rhodium’s Bitcoin mining activities or its transactions in Bitcoin would cause Rhodium to incur additional extraordinary, non-recurring expenses, thereby materially and adversely impacting Rhodium’s financial performance.

Moreover, if Rhodium’s Bitcoin mining activities or transactions in Bitcoin were deemed by the CFTC to constitute a collective investment in derivatives for Rhodium’s stockholders, Rhodium may be required to register as a commodity pool operator with the CFTC through the National Futures Association. Such additional registrations may result in extraordinary, non-recurring expenses, thereby materially and adversely impacting Rhodium’s financial performance.

Climate change, and the regulatory and legislative developments related to climate change, may materially adversely affect Rhodium’s business and financial condition.

The potential physical impacts of climate change on Rhodium’s operations are highly uncertain and would be particular to the geographic circumstances in areas in which Rhodium operates or in which its third-party providers operate. These may include changes in rainfall and storm patterns and intensities, water shortages, changing sea levels and changing temperatures. The impacts of climate change may materially and adversely impact the cost, production and financial performance of Rhodium’s operations. Further, any impacts to Rhodium’s business and financial condition as a result of climate change are likely to occur over a sustained period of time and are therefore difficult to quantify with any degree of specificity. For example, extreme weather events may result in adverse physical effects on portions of Rhodium’s infrastructure, which could disrupt its supply chain and ultimately its business operations. In addition, disruption of transportation and distribution systems could result in reduced operational efficiency and customer service interruption. Climate related events have the potential to disrupt Rhodium’s business, including the business of its suppliers, and may cause Rhodium to experience higher attrition, losses and additional costs to resume operations.

In addition, a number of governments or governmental bodies have introduced or are contemplating legislative and regulatory changes in response to various climate change interest groups and the potential impact of climate change. Given the very significant amount of electrical power required to operate cryptocurrency miners, as well the environmental impact of mining for the rare earth metals used in the production of mining servers, the cryptocurrency mining industry may become a target for future environmental and energy regulation. Legislation and increased regulation regarding climate change could impose significant costs on Rhodium and its suppliers, including costs related to increased energy requirements, capital equipment, environmental monitoring and reporting, and other costs to comply with such regulations. Any future climate change regulations could also negatively impact Rhodium’s ability to compete with companies situated in areas not subject to such limitations. Given the political significance and uncertainty around the impact of climate change and how it should be addressed, Rhodium cannot predict how legislation and regulation will affect its financial condition, operating performance and ability to compete. Furthermore, even without such regulation, increased awareness and any adverse publicity in the global marketplace about potential impacts on climate change by Rhodium or other companies in its industry could harm its reputation. Any of the foregoing could result in a material adverse effect on Rhodium’s business and financial condition.

Rhodium is subject to environmental, health and safety laws and regulations that may expose it to significant liabilities for penalties, damages or costs of remediation or compliance.

Rhodium’s operations and properties are subject to laws and regulations governing occupational health and safety, the discharge of pollutants into the environment or otherwise relating to health, safety and environmental protection requirements in the countries and localities in which we operate. These laws and regulations may impose numerous obligations that are applicable to Rhodium’s operations, including acquisition of a permit or other approval before conducting construction or regulated activities; limitation or prohibition of construction and operating activities in environmentally sensitive areas, such as wetlands; imposing specific health and safety standards addressing worker protection; and imposition of significant liabilities for pollution resulting from its operations, including investigation, remedial and clean-up costs. Failure to comply with these requirements may expose Rhodium to fines, penalties and/or interruptions in its operations that could have a material adverse effect on Rhodium’s financial position, results of operations and cash flows. Certain environmental laws may impose strict, joint and several liability for costs required to clean up and restore sites where hazardous substances have been disposed or otherwise released into the environment, even under circumstances where the hazardous substances were released by prior owners or operators or the activities conducted and from which a release emanated complied with applicable law.

The trend in environmental regulation has been to place more restrictions and limitations on activities that may be perceived to impact the environment, and thus there can be no assurance as to the amount or timing of future expenditures for environmental regulation compliance or remediation. New or revised regulations that result in increased compliance costs or additional operating restrictions could have a material adverse effect on Rhodium’s financial position, results of operations and cash flows.

Rhodium’s mining business is subject to local government regulation.

Rhodium is subject to extensive and varied local government regulation, including regulations relating to public health, safety and zoning codes. Rhodium operates each of its locations in accordance with standards and procedures designed to comply with applicable codes and regulations. However, Rhodium’s failure to obtain or retain any required licenses could adversely affect its operations. Although Rhodium has not experienced, and does not anticipate experiencing any significant difficulties, delays or failures in obtaining required licenses, permits or approvals, any such problem could delay or prevent Rhodium from operating its current sites or further expanding its operations.

Future developments regarding the treatment of Bitcoin for U.S. federal income and foreign tax purposes could adversely affect Rhodium’s business.

Due to the new and evolving nature of Bitcoin and the absence of comprehensive legal guidance with respect to Bitcoin, and Bitcoin transactions, many significant aspects of the U.S. federal income and foreign tax treatment of Bitcoin are uncertain, and it is unclear what guidance may be issued in the future on the treatment of Bitcoin or Bitcoin transactions, including Bitcoin mining, for U.S. federal income and foreign tax purposes. Current IRS guidance indicates that Bitcoin, should be treated and taxed as property (rather than as a currency), and that transactions involving the payment of Bitcoin for goods and services should be treated as barter transactions. While this treatment creates a tax reporting requirement for certain exchanges of Bitcoin, it preserves the right to apply capital gains (as opposed to ordinary income) treatment to those transactions where Bitcoin is held as a capital asset.

There can be no assurance that the IRS or other foreign tax authority will not alter its existing position with respect to Bitcoin in the future or that a court would uphold the treatment of Bitcoin as property, rather than currency. Any such alteration of existing IRS and foreign tax authority positions or additional guidance regarding Bitcoin products and transactions could result in adverse tax consequences for holders of Bitcoin, such as Rhodium, and could have an adverse effect on the value of Bitcoin and the broader Bitcoin markets. The uncertainty regarding the tax treatment of Bitcoin transactions, and the potential promulgation of new, or changes to existing, U.S. federal income, state or foreign tax laws, treaties, regulations, administrative practices or guidance relating to Bitcoin transactions could adversely impact the price of Bitcoin, Rhodium’s business, and the results of its operations. Further, in the event Rhodium’s business expands, Rhodium’s after-tax profitability and financial results could be adversely affected by expanding, internationally or domestically, to jurisdictions with less favorable or more complex tax laws or greater scrutiny by taxing authorities.

Changes to applicable U.S. tax laws and regulations could affect Rhodium’s business and future profitability.

New U.S. laws and policy relating to taxes may have an adverse effect on Rhodium’s business and future profitability. Further, existing U.S. tax laws, statutes, rules, regulations or ordinances could be interpreted, changed, modified or applied adversely to Rhodium. It is unclear whether Congress will enact any changes and, if enacted, how soon any such changes could take effect. The passage of new legislation could have an adverse effect on Rhodium’s business and future profitability. Additionally, recently enacted laws expanding cryptocurrency information and transaction reporting requirements could also impact Rhodium’s business and future profitability. In August 2022, the Inflation Reduction Act (“IRA”) was passed, which imposed, among other things, an excise tax on certain corporate stock buybacks by U.S. public corporations repurchasing such stock and a corporate alternative minimum tax on book income on certain large corporations. The effects of these rules and other provisions of the IRA on the Company are uncertain until further regulations and guidance from the IRS and Treasury are released.

Risks Related to the Organizational Structure of the Combined Company

The Combined Company is a holding company and its sole material asset will be its equity interest in Merger Sub II who directly holds an equity interest in Technologies, and its accordingly dependent upon distributions from Merger Sub II who is dependent upon distributions from Technologies to pay taxes, make payments under the Tax Receivable Agreement and cover its corporate and other overhead expenses.

After the Mergers, SilverSun will have no material assets other than its equity interest in Merger Sub II who directly holds an equity interest in Technologies. Merger Sub II has no independent means of generating revenue or cash flow, and its ability to pay taxes and operating expenses or declare and pay dividends in the future, if any, will be dependent upon the financial results and cash flows of Technologies and its subsidiaries, and distributions it receives from Technologies. We anticipate that Technologies will continue to be treated as a partnership for U.S. federal income tax purposes and, as such, generally will not be subject to any entity-level U.S. federal income tax. Instead, taxable income will be allocated to the unitholders of Technologies. Accordingly, it will be required to pay income taxes on its allocable share of any net taxable income of Technologies. To the extent Technologies has available cash, its generally intends to cause Technologies to make pro rata distributions to its unitholders, including to Merger Sub II, in an amount sufficient to cover all applicable taxes of such unitholders, including Merger Sub II, at an assumed tax rate that is based on the highest combined marginal U.S. federal, state and local tax rate applicable to an individual or corporation (whichever is higher) resident in New York, New York. In addition, Technologies will reimburse Merger Sub II for its corporate and other overhead expenses. There can be no assurance that Technologies and its subsidiaries will generate sufficient cash flow to distribute funds to Merger Sub II, or that applicable state law and contractual restrictions, including negative covenants in any debt agreements of Technologies or its subsidiaries, will permit such distributions. To the extent that it needs funds and Technologies or its subsidiaries are restricted from making such distributions under applicable law or regulation or under the terms of any financing arrangements, or are otherwise unable to provide such funds, it could materially adversely affect its liquidity and financial condition.

Imperium will hold a substantial portion of the Combined Company’s common stock and will have the right to appoint a portion of the Combined Company Board, and its interests may conflict with those of other stockholders.

Holders of its Class A common stock and Class B common stock will vote together as a single class on all matters presented to our stockholders for their vote or approval, except as otherwise required by applicable law or the Amended and Restated Certificate of Incorporation. After the Mergers, Imperium will own 100% of the Combined Company’s Class B common stock (representing 49% of our voting power). Rhodium’s officers and directors, including Chase Blackmon, Nicholas Cerasuolo and Cameron Blackmon, collectively control Imperium. As a result of Imperium’s significant ownership, Imperium will be able to substantially influence matters requiring stockholder or board approval, including the election of directors, approval of any potential acquisition of us, changes to our organizational documents and significant corporate transactions, and certain decisions we make as the managing member of Technologies. In particular, for so long as Imperium continues to own a majority of our voting stock, Imperium will be able to cause or prevent a change of control of us or a change in the composition of the Combined Company Board and could preclude any unsolicited acquisition of the Combined Company. This concentration of ownership makes it unlikely that any other holder or group of holders of the Combined Company’s common stock or preferred stock will be able to affect the way the Combined Company and Technologies are managed or the direction of the Combined Company’s business. Furthermore, the concentration of ownership could deprive you of an opportunity to receive a premium for your SilverSun Class A common stock as part of a sale of the Combined Company and ultimately might affect the market price of our Class A common stock. The interests of Imperium with respect to matters potentially or actually involving or affecting the Combined Company, such as future acquisitions, financings and other corporate opportunities and attempts to acquire the Combined Company, may conflict with the interests of the Combined Company’s other stockholders.

For example, Imperium may have different tax positions from the Combined Company, especially in light of the Tax Receivable Agreement, that could influence its decisions regarding whether and when to support the disposition of assets, the incurrence or refinancing of new or existing indebtedness, the timing or amount of distributions by Technologies, or the termination of the Tax Receivable Agreement and acceleration of the Combined Company’s obligations thereunder. In addition, the determination of future tax reporting positions, the structuring of future transactions and the handling of any challenge by any taxing authority to the Combined Company’s tax reporting positions may take into consideration tax or other considerations of Imperium, including the effect of such positions on the Combined Company’s obligations under the Tax Receivable Agreement and with respect to the amount of tax distributions, which may differ from the considerations of the Combined Company or other stockholders. These decisions could adversely affect the Combined Company’s liquidity or financial condition.

So long as Imperium continues to control a significant amount of the Combined Company’s common stock, such holders will, through their ownership interests in Imperium, be able to substantially influence matters requiring stockholder or board approval, including the election of directors, approval of any potential acquisition of the Combined Company, changes to the Combined Company’s organizational documents and significant corporate transactions, and certain decisions the Combined Company makes as the managing member of Technologies. In any of these matters, the interests of such holders may differ or conflict with the interests of the Combined Company’s other stockholders. Moreover, this concentration of stock ownership may also adversely affect the trading price of the Combined Company’s Class A common stock to the extent investors perceive a disadvantage in owning stock of a company with a controlling stockholder.

In certain cases, Imperium, as the holder of Class B common stock, will have the sole power to approve a reorganization of the Combined Company and its subsidiaries, resulting in the Combined Company no longer being structured as an umbrella partnership C corporation.

The holders of Class B common stock have the sole power to vote on any merger, consolidation or conversion in connection with a reorganization of the Up-C structure (an “Up-C Reorganization”) or any necessary amendment to the Amended and Restated Certificate of Incorporation in order to effect an Up-C Reorganization. For purposes of this right of the holders of Class B common stock, an Up-C Reorganization means any transaction or series of transactions intended to result in the Combined Company and its subsidiaries no longer being structured as an umbrella partnership C corporation so long as (i) such transaction or series of transactions does not have a material adverse effect on the rights or preferences of the Class A Common Stock (in the sole determination of the independent members of the Combined Company Board) and (ii) such transaction or series of transactions shall not be treated as resulting in a “Change of Control” under the Tax Receivable Agreement. If Imperium were to approve an Up-C Reorganization, such decision could have an adverse effect on the trading price of the Combined Company’s Class A common stock to the extent investors perceive a disadvantage in owning stock of a company that is no longer in an Up-C structure.

The Combined Company will be required to make payments to Imperium under the Tax Receivable Agreement for certain tax benefits of the Combined Company may claim, and no such payments will be made to any holders of the Class A common stock. The amounts of such payments could be significant.

The Combined Company will enter into a Tax Receivable Agreement with Imperium. This agreement generally provides for the payment by the Combined Company to Imperium of 85% of the net cash savings, if any, in U.S. federal, state and local income tax or franchise tax that the Combined Company actually realizes (or is deemed to realize in certain circumstances) in periods after the Mergers as a result of (i) the increase in the Combined Company’s proportionate share of the tax basis of the assets of Technologies resulting from the exchange of Technologies Units, and the corresponding surrender of an equivalent number of shares of Class B common stock, by Imperium for shares of Class A common stock (or for cash pursuant to the Cash Election) pursuant to the Redemption Right, and (ii) imputed interest deemed to be paid by the Combined Company as a result of, and additional tax basis arising from, any payments we make under the Tax Receivable Agreement. In addition, payments the Combined Company makes under the Tax Receivable Agreement will be increased by any interest accrued from the due date (without extensions) of the corresponding tax return. No such payments will be made to any other holders of Class A common stock. Furthermore, the Combined Company’s future obligations to make payments under the Tax Receivable Agreement could make it and its subsidiaries a less attractive target for an acquisition, particularly in the case of an acquirer that cannot use some or all of the tax benefits that are the subject of the Tax Receivable Agreement.

The payment obligations under the Tax Receivable Agreement are the Combined Company’s obligations and not obligations of Technologies. For purposes of the Tax Receivable Agreement, cash savings in tax generally are calculated on a “with and without basis” by comparing the Combined Company’s actual tax liability to the amount it would have been required to pay had the Combined Company not been able to utilize any of the tax benefits subject to the Tax Receivable Agreement. The actual increase in tax basis of Technologies and the amounts payable, as well as the timing of any payments, under the Tax Receivable Agreement are dependent upon significant future events and assumptions, including (but not limited to) the timing of the exchanges of Technologies Units and surrender of a corresponding number of shares of Class B common stock, the price of Class A common stock at the time of each exchange, the extent to which such exchanges are taxable transactions, the amount of the exchanging holder’s tax basis in its Technologies Units at the time of the relevant exchange, the depreciation and amortization periods that apply to the increase in tax basis, the types of assets held by Technologies, the amount and timing of taxable income the Combined Company generates in the future, the U.S. federal and state income tax rates then applicable, and the portion of the Combined Company’s payments under the Tax Receivable Agreement that constitute imputed interest or give rise to depreciable or amortizable tax basis. The term of the Tax Receivable Agreement will commence upon the completion of the Mergers and will continue until all such tax benefits have been utilized or expired, unless the Combined Company terminates the Tax Receivable Agreement and are required to make the termination payment specified in the agreement, at the Combined Company’s election (subject to Imperium’s right to delay any such early termination for up to two years), as a result of the Combined Company’s breach or in the event of a change of control event as described below. We expect that the payments that the Combined Company will be required to make under the Tax Receivable Agreement could be substantial based on the future operations and activities of Technologies and proposed changes in the applicable tax law.

The payments under the Tax Receivable Agreement will not be conditioned upon a holder of rights under the Tax Receivable Agreement having a continued ownership interest in the Combined Company.

In certain cases, payments under the Tax Receivable Agreement may be accelerated and/or significantly exceed the actual benefits we realize, if any, in respect of the tax attributes subject to the Tax Receivable Agreement.

If we experience a change of control (as defined under the Tax Receivable Agreement, which includes certain mergers, asset sales and other forms of business combinations) or the Tax Receivable Agreement terminates early (at our election or as a result of our material breach), we could be required to make a substantial, immediate lump-sum payment. We may request to terminate the Tax Receivable Agreement early; however, under the Tax Receivable Agreement, Imperium may delay our request for early termination for up to two years, during which time the value of such lump-sum payment could substantially increase. This immediate lump-sum payment would equal the present value of hypothetical future payments that could be required under the Tax Receivable Agreement. The calculation of the hypothetical future payments will be based upon certain assumptions and deemed events set forth in the Tax Receivable Agreement, including (i) the sufficiency of taxable income to fully utilize the tax benefits, (ii) any Technologies Units (other than those held by us) outstanding on the termination date are exchanged on the termination date and (iii) the utilization of certain loss carryovers. Our ability to generate net taxable income is subject to substantial uncertainty. Accordingly, as a result of the assumptions, the required lump-sum payment may be significantly in advance of and could materially exceed, the realized future tax benefits to which the payment relates.

As a result of either an early termination or a change of control, we could be required to make payments under the Tax Receivable Agreement that exceed our actual cash tax savings under the Tax Receivable Agreement. Consequently, our obligations under the Tax Receivable Agreement could have a substantial negative impact on our liquidity and could have the effect of delaying, deferring or preventing certain mergers, asset sales, other forms of business combinations or other changes of control. Assuming no material changes in the relevant tax law and a price of $            per share of Class A common stock (based on the Class A Exchange Ratio), we expect that if we experienced a change of control or the Tax Receivable Agreement were terminated immediately after the Mergers, the estimated lump-sum payment would be approximately $            (calculated using a discount rate equal to the one-year London Interbank Offered Rate (or an agreed successor rate, if applicable) plus 100 basis points, applied against an undiscounted liability of approximately $            ). These amounts are estimates and have been prepared for informational purposes only. The actual amount of such lump-sum payment could vary significantly based on, among other things, the operations and activities of Technologies in the period between the Mergers and an early termination or a change of control event. There can be no assurance that we will be able to finance our obligations under the Tax Receivable Agreement. In addition, to the extent that we are unable to make payments under the Tax Receivable Agreement for any reason, the unpaid amounts will be deferred and will accrue interest until paid. Our failure to make any payment required under the Tax Receivable Agreement (including any accrued and unpaid interest) within three months of the date on which the payment is required to be made will constitute a material breach of a material obligation under the Tax Receivable Agreement, which will terminate the Tax Receivable Agreement and accelerate future payments thereunder, unless the failure to make the applicable payment is attributable to (i) Technologies being prohibited from making such payment under the terms of the Tax Receivable Agreement or the terms governing certain of its indebtedness or (ii) Technologies Holdings not having, and being unable to obtain with commercially reasonable efforts, sufficient funds to make such payment.

In the event that our payment obligations under the Tax Receivable Agreement are accelerated upon certain mergers, other forms of business combinations or other changes of control, the consideration payable to holders of our Class A common stock could be substantially reduced.

If we experience a change of control (as defined under the Tax Receivable Agreement), our obligation to make a substantial, immediate lump-sum payment under the Tax Receivable Agreement could result in holders of our Class A common stock receiving substantially less consideration in connection with a change of control transaction than they would receive in the absence of such obligation. Further, holders of rights under the Tax Receivable Agreement may not have an equity interest in us or Technologies. Accordingly, the interests of holders of rights under the Tax Receivable Agreement may conflict with those of the holders of our Class A common stock.

We will not be reimbursed for any payments made under the Tax Receivable Agreement in the event that any tax benefits are subsequently disallowed.

Payments under the Tax Receivable Agreement will be based on the tax reporting positions that we will determine. The holders of rights under the Tax Receivable Agreement will not reimburse us for any payments previously made under the Tax Receivable Agreement if such basis increases or other benefits are subsequently disallowed, except that excess payments made to any such holder will be netted against payments otherwise to be made, if any, to such holder after our determination of such excess. However, a determination that we have made an excess payment might not occur until a number of years after such payment has been made. Additionally, if any of our tax reporting positions are challenged by a taxing authority, we will not be permitted to reduce any future cash payments under the Tax Receivable Agreement until any such challenge is finally settled or determined. The applicable U.S. federal income tax rules for determining our tax reporting positions are complex and factual in nature, and there can be no assurance that the

IRS or a court will not disagree with our tax reporting positions. As a result, in such circumstances, we could make payments that are greater than our actual cash tax savings, if any, and may not be able to recoup those payments, which could adversely affect our liquidity.

If Technologies were to become a publicly traded partnership taxable as a corporation for U.S. federal income tax purposes, we and Technologies might be subject to potentially significant tax inefficiencies, and we would not be able to recover payments previously made by us under the Tax Receivable Agreement even if the corresponding tax benefits were subsequently determined to have been unavailable due to such status.

We and Technologies intend to operate such that Technologies does not become a publicly traded partnership taxable as a corporation for U.S. federal income tax purposes. A “publicly traded partnership” is a partnership the interests of which are traded on an established securities market or are readily tradable on a secondary market or the substantial equivalent thereof. Under certain circumstances, exchanges of Technologies pursuant to the Redemption Right or other transfers of Technologies Units could cause Technologies to be treated as a publicly traded partnership. Applicable U.S. Treasury regulations provide for certain safe harbors from treatment as a publicly traded partnership, and we intend to operate such that exchanges or other transfers of Technologies Units qualify for one or more such safe harbors.

If Technologies were to become a publicly traded partnership and taxable as a corporation for U.S. federal income tax purposes, significant tax inefficiencies might result for us and for Technologies, including as a result of our inability to file a consolidated U.S. federal income tax return with Technologies because it would not meet the affiliation requirement. In addition, we would no longer receive the benefit of certain increases in tax basis received as a result of the exercise of the Redemption Right, and we would not be able to recover any payments previously made by us under the Tax Receivable Agreement, even if the corresponding tax benefits (including any claimed increase in the tax basis of Technologies’ assets) were subsequently determined to have been unavailable.

In certain circumstances, Technologies will be required to make tax distributions to the holders of Technologies Units, including us, and the tax distributions that Technologies will be required to make may be substantial. To the extent we receive tax distributions in excess of our tax liabilities and obligations to make payments under the Tax Receivable Agreement and do not distribute such cash balances as dividends on our Class A common stock, the TRA Holders could benefit from such accumulated cash balances if they exercise their Redemption Right.

Technologies will continue to be treated as a partnership for U.S. federal income tax purposes and, as such, is not subject to U.S. federal income tax. Instead, taxable income will be allocated to the holders of Technologies Units, including us. Pursuant to the Technologies LLC Agreement, Technologies generally will make pro rata cash distributions, or tax distributions, to the holders of Technologies Units, including us, calculated using an assumed tax rate, to allow each of the holders of Technologies Units to pay its respective taxes on such holder’s allocable share of Technologies’ taxable income; such tax distributions will be calculated after taking into account certain other distributions or payments received by the holders of Technologies Units from Technologies, and may be subject to various limitations and restrictions, including with respect to any debt agreements.

Funds used by Technologies to satisfy its tax distribution obligations to unitholders (other than funds distributed to SilverSun and reinvested for additional Technologies Units) will not be available for reinvestment in our business. Moreover, the tax distributions that Technologies will be required to make may be substantial, and may exceed (as a percentage of Technologies’ income) the overall effective tax rate applicable to a similarly situated corporate taxpayer. In addition, because these payments will be calculated with reference to an assumed tax rate that is based on the highest combined marginal U.S. federal, state and local tax rate applicable to an individual or corporation (whichever is higher) resident in New York, New York, these payments will likely significantly exceed our actual tax liability attributable to Technologies.

If such distributions are in excess of our tax liabilities and our obligations to make payments under the Tax Receivable Agreement and we do not distribute such cash balances as dividends on our Class A common stock, or contribute such cash balances to Technologies for additional Technologies Units, holders of Technologies Units could benefit from any value attributable to such accumulated cash balances as a result of their ownership of Class A common stock following an exchange of their Technologies Units pursuant to the Redemption Right or their receipt of an equivalent amount of cash.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

The following unaudited pro forma condensed combined financial information was prepared using the acquisition method of accounting under GAAP, and gives effect to the transaction between Rhodium and SilverSun to be accounted for as a business combination, with Rhodium being deemed the acquiring company for accounting purposes.

Rhodium was determined to be the accounting acquirer based upon the terms of the Merger Agreement and other factors including: (i) Rhodium Legacy Stockholders are expected to own approximately 96.8% of the of the voting power of the Combined Company immediately following the closing of the transaction; (ii) the largest individual stockholder of the Combined Company is an existing stockholder of Rhodium; (iii) Rhodium will appoint all of the board seats in the Combined Company; and (iv) Rhodium’s senior management will be the senior management of the Combined Company following consummation of the Mergers.

The following unaudited pro forma condensed combined financial statements are based on Rhodium’s historical financial statements and SilverSun’s historical financial statements, as adjusted to give effect to Rhodium’s acquisition of SilverSun and certain related transactions. The unaudited pro forma condensed combined statements of operations for the nine months ended September 30, 2022 and for the twelve months ended December 31, 2021 give effect to these transactions as if they had occurred on January 1, 2022. The unaudited pro forma condensed combined balance sheet as of September 30, 2022 gives effect to these transactions as if they had occurred on September 30, 2022.

Because Rhodium will be treated as the accounting acquirer, Rhodium’s assets and liabilities will be recorded at their pre-combination carrying amounts and the historical operations that are reflected in the unaudited pro forma financial information will be those of Rhodium. SilverSun’s assets and liabilities will be measured and recognized at their fair values as of the transaction date, and combined with the assets, liabilities and results of operations of Rhodium after the consummation of the transaction.

The unaudited pro forma condensed combined financial information is based on the assumptions and adjustments that are described in the accompanying notes. The application of the acquisition method of accounting is dependent upon a purchase price allocation analysis, which includes valuation analysis and other studies that have yet to be completed, pursuant to Financial Accounting Standards Board Accounting Standards Codification Topic 805, Business Combinations. Accordingly, the pro forma adjustments are preliminary, subject to further revision as additional information becomes available and additional analyses are performed, and have been made solely for the purpose of providing unaudited pro forma condensed combined financial information. Differences between these preliminary estimates and the final acquisition accounting, expected to be completed after the closing of the transaction, will occur and these differences could have a material impact on the accompanying unaudited pro forma condensed combined financial information and the combined organization’s future results of operations and financial position. In addition, differences between the preliminary and final amounts will likely occur as a result of changes in the fair value of SilverSun’s common stock and changes in SilverSun’s assets and liabilities.

The unaudited pro forma condensed combined financial information does not give effect to the potential impact of current financial conditions, regulatory matters, operating efficiencies or other savings or expenses that may be associated with the integration of the two companies. The unaudited pro forma condensed combined financial information is preliminary and has been prepared for illustrative purposes only and is not necessarily indicative of the financial position or results of operations in future periods or the results that actually would have been realized had Rhodium and SilverSun been a combined organization during the specified periods. The actual results reported in periods following the transaction may differ significantly from those reflected in these pro forma financial information presented herein for a number of reasons, including, but not limited to, differences between the assumptions used to prepare this pro forma financial information and actual results realized.

The assumptions and estimates underlying the unaudited adjustments to the pro forma condensed combined financial statements are described in the accompanying notes, which should be read together with the pro forma condensed combined financial statements.

Pro Forma Condensed Combined Balance Sheet
As of September 30, 2022

	Historical		Pro Forma Adjustments													Pro Forma Combined
(in thousands, except for per share data)	Rhodium	SilverSun	Step 1	Step 2	Step 3		Step 4a		Step 4b		Step 5	Step 6		Additional
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$32,026	$7,232					(7,214)	[d]	(8,500)	[d]						$23,544
Restricted cash	1,949	—														1,949
Digital Assets	1,526	—														1,526
Accounts receivable	2,567	2,253					(2,244)	[d]								2,576
Electrical Deposits, current	4,000	—														4,000
Unbilled services	—	386					(386)	[d]								—
Deferred charges	—	1,123					(1,123)	[d]
Prepaid expenses and other current assets	7,272	1,017					(1,017)	[d]								7,272
TOTAL CURRENT ASSETS	49,340	12,011	—	—	—		(11,984)		(8,500)		—	—		—		40,867

OTHER ASSETS
Property and equipment, net	161,707	806					(806)	[d]								161,707
Operating lease right-of-use assets	45,599	420					(420)	[d]								45,599
Finance lease right-of-use assets	—	—														—
Deferred tax assets	14,070	986					(986)	[d]								14,070
Electrical Deposits, non-current	6,120	—														6,120
Goodwill	—	1,012					(1,012)	[d]								—
Intangible assets, net	—	4,556					(4,556)	[d]								—
Intangible assets, net and Goodwill – New	—	—			21,972	[c]	(21,972)	[d]								—
Deposits and other long-term assets	7,750	188					(188)	[d]								7,750
TOTAL OTHER ASSETS	235,246	7,968	—	—	21,972		(29,940)		—		—	—		—		235,246
TOTAL ASSETS	$284,586	$19,979	$—	$—	$21,972		$(41,924)		$(8,500)		$—	$—		$—		$276,113

LIABILITIES AND STOCKHOLDERS’ AND MEMBERS’ EQUITY
CURRENT LIABILITIES
Accounts payable	$8,486	$2,547					(2,547)	[d]	1,000	[e]				3,000	[g]	$12,487
												[ ]	[f]
Accrued expenses	5,769	2,126					(2,126)	[d]								5,769
Accrued interest	—	23					(23)	[d]								—
Notes payable, current	17,892	—														17,892
Long-term debt, current portion	—	636					(636)	[d]								—
Income tax payable	—	—														—
Long-term – related party – current portion	—	103					(103)	[d]								—
Finance lease obligations – current portion	—	216					(216)	[d]								—
Operating lease liabilities – current portion	4,393	300					(300)	[d]								4,393
Deferred revenue	—	3,130					(3,130)	[d]								—
Other current liabilities	2,912	—														2,912
TOTAL CURRENT LIABILITIES	39,452	9,081	—	—	—		(9,081)		1,000		—	—		3,000		43,453

Pro Forma Condensed Combined Balance Sheet — (Continued)
As of September 30, 2022

	Historical		Pro Forma Adjustments														Pro Forma Combined
(in thousands, except for per share data)	Rhodium	SilverSun	Step 1	Step 2		Step 3		Step 4a		Step 4b		Step 5	Step 6		Additional
LONG-TERM LIABILITIES
Notes payable to certain equity holders, non-current	63,128	—															63,128
Notes payable, non-current	3,344	—															3,344
SAFE Agreements	87,377	—				(87,377)	[b]										—
Deferred tax liability	—	—															—
Long-term debt net of current portion	—	795						(795)	[d]								—
Finance lease obligations net of current portion	—	455						(455)	[d]								—
Operating lease liabilities net of current portion	42,435	120						(120)	[d]								42,435
Other long-term liabilities	6,866	—															6,866
TOTAL CURRENT LIABILITIES	203,150	1,370	—	—		(87,377)		(1,370)		—		—	—		—		115,773
TOTAL LIABILITIES	242,602	10,451	—	—		(87,377)		(10,451)		1,000		—	—		3,000		159,226

STOCKHOLDERS’ AND MEMBERS’ EQUITY
Class A Shares	11	—				(11)	[b]										—
Class B Shares	—	—				—	[b]										—
Preferred stock	—	—															—
Series A Preferred Stock	—	—															—
Common Stock	—	—		—	[a]												—
Class A Common Stock	—	—		—	[a]	85	[b]										85
Class B Common Stock	—	—				80	[b]										80
Additional paid-in capital	10,394	10,385				169,514	[b][c]	(32,357)	[d]	(8,500)	[d]						149,436
Retained earnings	64,292	(857)				(60,319)	[c]	885	[d]	(1,000)	[e]				(3,000)	[g]	—
													[ ]	[f]
Non-controlling interest	(32,713)	—															(32,713)
TOTAL STOCKHOLDERS’ AND MEMBERS’ EQUITY	41,984	9,528	—	—		109,349		(31,472)		(9,500)		—	—		(3,000)		116,888
TOTAL LIABILITIES AND STOCKHOLDERS’ AND MEMBERS’ EQUITY	$284,586	$19,979	$—	$—		$21,972		$(41,923)		$(8,500)		$—	$—		$—		$276,114

Pro Forma Condensed Combined Statement of Operations

September 30, 2022 — Nine Months Ended

	Historical		Pro Forma Adjustments	Notes	Pro Forma Combined
(in thousands, except for per share data)	Rhodium	SilverSun
REVENUE
Revenue, net – digital asset mining	$85,731	$—	—		85,731
Software product, net	—	7,875	(7,875)	[d]	—
Service, net	—	24,704	(24,671)	[d]	33
TOTAL REVENUES	85,731	32,579	(32,546)		85,764

COSTS AND EXPENSES
Cost of revenue, excluding colocation expense, depreciation and amortization	17,316	—	—		17,316
Cost of revenue – colocation expense	4,181	—	—		4,181
Cost of revenue – product	—	4,808	(4,808)	[d]	—
Cost of revenue – service	—	14,510	(14,508)	[d]	2
Selling, general and administrative	27,096	—			27,096
Selling and marketing expenses	—	5,646	(5,646)	[d]	—
General and administrative expenses	—	6,957	(6,956)	[d]	1
Share-based compensation expenses	—	136	(136)	[d]	—
Depreciation and amortization	22,989	739	(739)	[d]	22,989
Realized (gain) on sale of digital assets	(5,532)	—	—		(5,532)
Impairment of equipment	75,595	—	—		75,595
Impairment of cryptocurrencies	15,741	—	—		15,741
TOTAL COST OF REVENUES AND OPERATING EXPENSES	157,386	32,796	(32,793)		157,389
OPERATING (LOSS) INCOME	(71,655)	(217)	247		(71,625)

OTHER INCOME (EXPENSE)
Interest expense	(2,578)	(66)	66	[d]	(2,578)
SAFE valuation gain (loss)	2,396	—	—		2,396
Other income (expense), net	(3,739)	—	—		(3,739)
TOTAL OTHER INCOME (EXPENSE)	(3,921)	(66)	66		(3,921)
Income (loss) before income taxes	(75,576)	(283)	313		(75,546)
Income tax (expense)	12,908	20	(20)	[d]	12,908
Net Income (loss)	$(62,668)	$(263)	$293		$(62,638)
Net income (loss) attributable to non-controlling interest	(47,537)	—			(47,537)
Net income (loss) attributable to controlling interest	$(15,131)	$(263)	$293		$(15,101)

Weighted average common shares outstanding
Basic	111,111,635	5,136,177	159,099,404	[b][d]	159,099,404
Diluted	111,111,635	5,136,177	159,099,404	[b][d]	159,099,404
Net income (loss) per common share
Basic	$(0.14)	$(0.05)			$(0.09)
Diluted	$(0.14)	$(0.03)			$(0.09)

Pro Forma Condensed Combined Statement of Operations

December 31, 2021 — Twelve Months Ended

	Historical		Pro Forma Adjustments	Notes	Pro Forma Combined
(in thousands, except for per share data)	Rhodium	SilverSun
REVENUE
Revenue, net – digital asset mining	$137,630	$—			$137,630
Software product, net	—	7,863	(7,863)	[d]	—
Service, net	—	33,838	(33,838)	[d]	—
TOTAL REVENUES	137,630	41,701	(41,701)		137,630

COSTS AND EXPENSES
Cost of revenue, excluding colocation expense, depreciation and amortization	10,371	—			10,371
Cost of revenue – colocation expense	8,528	—			8,528
Cost of revenue – product	—	4,575	(4,575)	[d]	—
Cost of revenue – service	—	19,918	(19,918)	[d]	—
Selling, general and administrative	11,803	—			11,803
Selling and marketing expenses	—	6,720	(6,720)	[d]	—
General and administrative expenses	—	9,402	(9,394)	[d]	8
Share-based compensation expenses	—	441	(441)	[d]	—
Depreciation and amortization	15,967	876	(876)	[d]	15,967
Realized gain on sale of digital assets	(43,545)	—			(43,545)
Impairment of digital assets	39,570	—			39,570
TOTAL COST OF REVENUES AND OPERATING EXPENSES	42,694	41,932	(41,924)		42,702
OPERATING INCOME (LOSS)	94,936	(231)	223		94,928

OTHER INCOME (EXPENSE)
Interest expense	(2,555)	(47)	47	[d]	(2,555)
Gain on bargain purchase	—	71	(71)	[d]	—
Gain on sale of product line	—	250	(250)	[d]	—
SAFE valuation gain (loss)	(2,936)	—			(2,936)
Other income (expense), net	2,615	—			2,615
TOTAL OTHER INCOME (EXPENSE)	(2,876)	274	(274)		(2,876)
Income (loss) before income taxes	92,060	43	(51)		92,052
Income tax expense (benefit)	22,922	178	(178)	[d]	22,922
Net Income (loss)	$69,138	$(135)	$127		$69,130
Net income (loss) attributable to non-controlling interest	39,494	—			39,494
Net income (loss) attributable to controlling interest	$29,644	$(135)	$127		$29,636

Weighted average common shares outstanding
Basic	110,593,401	5,026,420	159,099,404	[b][d]	159,099,404
Diluted	110,897,094	5,026,420	159,099,404	[b][d]	159,099,404
Net income (loss) per common share
Basic(1)	$0.25 (1)	$0.03			$0.19
Diluted(1)	$0.25 (1)	$0.03			$0.19

____________

(1)      Basic and diluted earnings per share of Rhodium’s Class A common stock is presented only for the period after the Company’s Corporate Reorganization on June 30, 2021. As such, net income used in the calculation for Rhodium’s historical EPS represents the income for the period from July 1, 2021 through December 31, 2021.

Notes to the Unaudited Pro Forma Condensed Combined Financial Information

Note 1 — Description of Transaction and Basis of Presentation

The unaudited pro forma condensed combined financial information was prepared in accordance with GAAP and pursuant to the rules and regulations of SEC Regulation S-X and present the pro forma financial position and results of operations of the combined companies based upon the historical data of Rhodium and SilverSun.

For the purposes of the unaudited pro forma combined financial information, the accounting policies of Rhodium and SilverSun are aligned with no differences. Accordingly, no effect has been provided for the pro forma adjustments described in Note 3, “Pro Forma Adjustments.”

Description of Transaction

On September 29, 2022, Rhodium, Merger Sub I, Merger Sub II and SilverSun entered into the Merger Agreement, pursuant to which, subject to the satisfaction or waiver of the conditions set forth therein, Merger Sub I will merge with and into Rhodium, with Rhodium continuing as the surviving entity following the First Merger and Rhodium will merge with and into Merger Sub II, with Merge Sub II as the surviving entity following the Second Merger. Merger Sub II will continue as a wholly owned subsidiary of SilverSun and will be the managing member of Technologies upon consummation of the Mergers.

Following the consummation of the Mergers, it is expected that the Rhodium Legacy Stockholders, will own approximately 96.8% of the voting power of the Combined Company and the SilverSun Legacy Stockholders will own approximately 3.2% of the voting power of the Combined Company on a fully diluted basis and indirect economic interest in the Combined Company’s subsidiaries. As of the completion of the Mergers, the various ownership interests of Class A and Class B common stock of the Combined Company are expected to be as follows:

	Class A Common Stock	Class B Common Stock
Existing holders of 100% of Rhodium’s Class A common stock	51,265,622	—
Conversion of Rhodium’s SAFE agreements	21,250,958	—
Existing holders of 100% of SilverSun’s common stock	5,256,177	—
Conversion of existing Rhodium long-term incentive plan shareholders	3,069,958	—
Consideration to financial and legal advisors to the Company for services rendered in connection with the Mergers	163,225	—
Shares of Class A common stock underlying outstanding Rhodium warrants	3,542,445
Existing holders of 100% of Rhodium’s Class B common stock	—	79,707,196
Total shares outstanding(1)	84,548,385	79,707,196

____________

(1)      Includes shares of Class A common stock underlying outstanding Rhodium warrants.

Rhodium has preliminarily concluded that the transaction represents a business combination pursuant to Financial Accounting Standards Board Accounting Standards Codification Topic 805, Business Combinations. Rhodium has not yet completed an external valuation analysis of the fair market value of SilverSun’s assets to be acquired and liabilities to be assumed. Using the estimated total consideration for the transaction, Rhodium has estimated the allocations to such assets and liabilities. This preliminary purchase price allocation has been used to prepare pro forma adjustments in the unaudited pro forma condensed combined balance sheet. The final purchase price allocation will be determined when Rhodium has determined the final consideration and completed the detailed valuations and other studies and necessary calculations. The final purchase price allocation could differ materially from the preliminary purchase price allocation used to prepare the pro forma adjustments. The final purchase price allocation may include (i) changes in allocations to intangible assets and bargain purchase gain or goodwill based on the results of certain valuations and other studies that have yet to be completed, (ii) other changes to assets and liabilities and (iii) changes to the ultimate purchase consideration.

Note 2 — Preliminary purchase price allocation

The parties determined that the preliminary purchase price of approximately $31.5 million was the fair market value price of SilverSun Technologies, Inc. based on various valuation methodologies, including a comparable transactions analysis, an assessment of prevailing market conditions, the price, trading and liquidity history of its common stock, in addition to customary negotiation and transaction dynamics amongst sophisticated parties. The consideration to be paid is comprised of (i) $10 million of cash, (ii) $20.5 million of SilverSun’s common stock (which represents approximately 3.2% of the combined company’s outstanding shares following the consummation of the transaction), and (iii) approximately $1 million of income tax liabilities to be assumed by Rhodium at closing of the transaction.

Rhodium has performed a preliminary valuation analysis of the fair value of SilverSun’s assets and liabilities. The following table summarizes the allocation of the preliminary purchase price as of the acquisition date based upon an assumed total consideration of approximately $31.5 million. As part of the consideration for the Transaction, at the close of the Transactions, Rhodium will pay to SilverSun $10.0 million of cash, approximately $8.5 million of which will be used by SilverSun to pay the dividend to legacy SilverSun shareholders of record, and the balance of which will be used to pay certain transaction expenses, including tax payments. Rhodium will assume approximately $1.0 million of SilverSun’s income tax liabilities related to the Distribution.

(in thousands):
Cash and cash equivalents	$7,232
Accounts receivable	2,253
Prepaid expenses and other current assets	2,527
Property and equipment	806
Other assets	7,161
Accounts payable	(2,546)
Accrued other liabilities	(3,405)
Deferred revenue	(3,130)
Other liabilities	(1,370)
Goodwill	21,972 (1)
Total consideration	$31,500

____________

(1)      To reflect the goodwill recognized as a result of the transaction.

Under the acquisition method of accounting, the total purchase price is allocated to the acquired tangible and intangible assets and assumed liabilities of SilverSun based on their estimated fair values as of the transaction closing date. The excess of the acquisition consideration paid over the estimated fair values of net assets acquired will be recorded as goodwill in the condensed combined statement of operations.

Note 3 — Pro forma adjustments

The pro forma adjustments are based on preliminary estimates and assumptions that are subject to change. The following adjustments have been reflected in the unaudited pro forma condensed combined financial information:

(a)     Reflects the recapitalization of SilverSun in which SilverSun will exchange all outstanding common stock for the applicable number of newly authorized SilverSun Class A common stock and SilverSun will authorize new SilverSun Class B common stock, and SilverSun will reflect the Reverse Stock Split; and

(b)    Reflects the reorganization of SilverSun, in which SilverSun will form a new corporation that is a wholly owned subsidiary of SilverSun, Merger Sub I, and a new limited liability company that is a wholly owned subsidiary of SilverSun, Merger Sub II. Merger Sub I will merge with and into Rhodium and with Rhodium surviving, pursuant to which:

i.       the Rhodium Class A common stock will be exchanged for SilverSun Class A common stock;

ii.      the Rhodium Class B common stock will be exchanged for the applicable number of SilverSun Class B common stock;

iii.     the SAFEs in Rhodium will convert and holders of the SAFEs will be issued SilverSun Class A common stock;

iv.      the warrants in Rhodium will be exchanged for warrants in SilverSun; and

v.       the RSUs in Rhodium will be exchanged for RSUs in SilverSun.

Rhodium will then merge with and into Merger Sub II, with Merger Sub II surviving. The unaudited pro forma condensed combined financial statements assume there will be 84,548,385 shares of Class A common stock of the Combined Company outstanding (assuming the exercise of outstanding warrants and the vesting of awards under the SilverSun Technologies, Inc. 2023 Omnibus Incentive Plan) and 79,707,196 shares of Class B common stock of the Combined Company outstanding upon completion of the Mergers.

(c)     Represents the elimination of the historical equity of SilverSun and the initial allocation of the purchase price to identified intangibles, fair value adjustments and goodwill, as follows (in thousands):

Total consideration	$31,500
Series A Preferred Stock	—
Common Stock	—
Additional paid-in capital	(10,385)
Accumulated deficit	857
Goodwill	$21,972

(d)    Reflects the distribution to SilverSun Legacy Stockholders (i) 100% of the capital stock of SilverSun. Holdings and (ii) approximately $8.5 million in cash dividend, which SilverSun shall have declared to the benefit of the SilverSun Legacy Stockholders prior to the date of the reorganization in (b) above. Prior to the completion of the Transaction, SilverSun will “spin off” all of the stock in its subsidiary, SWK, to the pre-Closing SilverSun Legacy Stockholders. All assets and liabilities of both SilverSun and SWK are reflected on SWK’s balance sheet at the time of Closing, and will be included in the spin-off of SWK. No assets or liabilities of any type will remain in SilverSun at the time of closing, except for the tax liability associated with the spin-off.

(e)     Reflects the assumption by Rhodium of the obligation to pay up to $1.0 million in tax liability related to the spin-off of SWK.

(f)     Reflects the tax receivable agreement entered into by Imperium and SilverSun. The tax receivable agreement provides, among other details, that if Imperium shares are sold at a future date (subject to any trading restrictions or blackout dates) at a future value (as determined by the readily ascertainable fair market price of the shares on NASDAQ), an amortizable tax benefit (deduction) is created for the Company. To the extent such tax deduction results in a realized cash tax savings at the time such tax payments are made to the IRS, 85% of the cash tax savings (as calculated by a “with and without” calculation detailed in the tax receivable agreement) is paid to Imperium and 15% of the cash tax savings are retained by the Company. To the extent no cash tax savings are realized, no payment will be made to Imperium. The Company accounts for this as a contingent liability and once the conditions necessary for the contingent liability to be born are satisfied, the related liability is recorded. See “Tax Receivable Agreement” for more information.

(g)    Reflects an adjustment of approximately $3.0 million for the estimated transaction costs for both Rhodium and SilverSun, such as adviser fees, legal and accounting expenses and D&O related insurance, that were not incurred as of September 30, 2022.

THE MERGERS AND THE DISTRIBUTION

The discussion in this proxy statement/prospectus of the Mergers and the principal terms of the Merger Agreement are subject to, and are qualified in their entirety by reference to, the Merger Agreement, a copy of which is attached to this proxy statement/prospectus as Annex A and incorporated into this proxy statement/prospectus by reference.

General Description of the Mergers

Prior to entering into the Merger Agreement, for the purpose of effecting the transactions contemplated thereby, SilverSun formed two direct, wholly owned subsidiaries, Merger Sub I and Merger Sub II. Upon satisfaction or waiver of the conditions to Closing, Merger Sub I will consummate the First Merger with and into Rhodium, resulting in Rhodium surviving the First Merger as a direct, wholly owned subsidiary of SilverSun. Thereafter, Rhodium will consummate the Second Merger with and into Merger Sub II, resulting in Merger Sub II surviving the Second Merger as a direct, wholly owned subsidiary of SilverSun.

In connection with the Mergers and pursuant to the terms of the Merger Agreement:

•        subject to stockholder approval, SilverSun shall, prior to the First Effective Time, file the Amended and Restated Certificate of Incorporation to, among other things, change its name to “Rhodium Enterprises, Inc.” or such other name agreed to by Rhodium and SilverSun, set forth the number of authorized shares of SilverSun Class A common stock and SilverSun Class B common stock and set forth the rights and preferences of such shares of SilverSun Class A common stock and SilverSun Class B common stock, remove provisions that are no longer applicable following the completion of the Mergers, cancel the designation of the Series A Preferred Stock, par value $0.001 per share, and effect, at the discretion of the SilverSun Board, the Reverse Stock Split;

•        prior to the Second Effective Time and immediately following the Reverse Stock Split, by virtue of filing the Amended and Restated Certificate of Incorporation and without any additional action on the part of any SilverSun Entity, Rhodium or the holders of any securities of SilverSun or Rhodium, including holders of SilverSun common stock, each share of SilverSun common stock issued and outstanding immediately prior to the filing of the Amended and Restated Certificate of Incorporation shall automatically be converted into one validly issued, fully paid and nonassessable share of SilverSun Class A common stock;

•        at the First Effective Time, by virtue of the First Merger, each share of Rhodium Class A common stock issued and outstanding immediately prior to the First Effective Time (other than any dissenting shares or the Excluded Rhodium Shares (as defined below)) will automatically be converted into the right to receive a number of shares of SilverSun Class A common stock equal to the Rhodium Class A Exchange Ratio (as such term is defined in the Merger Agreement);

•        each share of Rhodium Class B common stock issued and outstanding immediately prior to the First Effective Time (other than any dissenting shares or the Excluded Rhodium Shares) will automatically be converted into the right to receive a number of shares of SilverSun Class B common stock equal to the Rhodium Class B Exchange Ratio (as such term is defined in the Merger Agreement);

•        each Rhodium warrant that is outstanding and unexercised as of immediately prior to the First Effective Time shall be converted into and become a warrant to purchase SilverSun Class A common stock and SilverSun shall assume each such Rhodium warrant in accordance with its terms;

•        each holder of a Rhodium SAFE that is outstanding as of immediately prior to the First Effective Time shall, at the Closing, receive a certain number of validly issued, fully paid and nonassessable shares of SilverSun Class A common stock equal to the Purchase Amount (as such term is defined in the Merger Agreement) divided by the per share price implied by the Rhodium Valuation;

•        each share of Rhodium common stock held in the treasury of Rhodium, owned by Rhodium or any of its direct or indirect wholly owned subsidiaries or by SilverSun or any of its affiliates at the First Effective Time (collectively, the “Excluded Rhodium Shares”) if any, shall be cancelled automatically and shall cease to exist, and no consideration shall be paid for those Excluded Rhodium Shares;

•        each Rhodium RSU that is a Vested Company RSU shall, as of the First Effective Time, be automatically cancelled without any action on the part of any holder thereof in consideration for the right to receive a number of shares of SilverSun Class A common stock equal to the product obtained by multiplying (x) the total number of shares of Rhodium Class A common stock subject to such Vested Company RSU immediately prior to the First Effective Time by (y) the Rhodium Class A Exchange Ratio. Each Rhodium RSU that is outstanding immediately prior to the First Effective Time and that is not a Vested Company RSU shall, as of the First Effective Time, automatically and without any action on the part of the holder thereof, be converted into a restricted stock unit award with respect to a number of shares of SilverSun Class A common stock equal to the product obtained by multiplying (x) the total number of shares of Rhodium Class A common stock subject to such unvested Rhodium RSU immediately prior to the First Effective Time by (y) the Rhodium Class A Exchange Ratio (each, a “Rhodium Adjusted RSU Award”). Each such Rhodium Adjusted RSU Award shall continue to have, and shall be subject to, the same terms and conditions (including vesting and settlement terms) as applied to the corresponding unvested Rhodium RSU immediately prior to the First Effective Time.

•        each SilverSun stock option that is outstanding immediately prior to the Second Effective Time but following the Reverse Stock Split shall (A) if the exercise price of such SilverSun stock option is equal to or greater than the Per Share SilverSun Value (as defined below), terminate and be cancelled as of immediately prior to the Second Effective Time, without any consideration being payable in respect of each such SilverSun stock option, and have no further force or effect, and (B) if the exercise price of such SilverSun stock option is less than the Per Share SilverSun Value, (i) become fully vested as of immediately prior to the Second Effective Time, (ii) be converted into an option award with respect to a number of shares of SilverSun Class A common stock equal to the total number of shares of SilverSun common stock subject to such SilverSun stock option immediately prior to the Second Effective Time but following the Reverse Stock Split and (iii) shall automatically expire on the 90th day following the date of the Closing. Following the Second Effective Time, (i) no cancelled SilverSun stock option that was outstanding immediately prior to the Second Effective Time shall remain outstanding and each holder of a cancelled SilverSun stock option will cease to have any rights with respect to such cancelled SilverSun stock option and (ii) each SilverSun Adjusted Option Award shall continue to have, and shall continue to be subject to, the same terms and conditions (other than as set forth in the previous sentence) as applied to the corresponding SilverSun stock option as of immediately prior to the Second Effective Time. For purposes of the foregoing, the “Per Share SilverSun Value” means the volume-weighted average price, rounded to the nearest one-hundredth of a cent, of a share of SilverSun Class A common stock on Nasdaq (as reported by Bloomberg L.P. or, if not reported by Bloomberg L.P., in another authoritative source mutually selected by the parties to the Merger Agreement) in respect of the five consecutive trading day period beginning at 9:30 am (New York City time) on the first day of such trading day period and ending at 4:00 pm (New York City time) on the fifth full trading day prior to the Second Effective Time; provided, that such measurement period shall not begin prior to the eighth day prior to the Second Effective Time and shall not end after the third day prior to the Second Effective Time, in each case, with such adjustments as necessary to reflect the Reverse Stock Split;

•        at the Effective Time, and by virtue of the Second Merger, without any additional action on the part of any SilverSun Entity, Rhodium or the holders of any securities of SilverSun or Rhodium, including holders of SilverSun common stock, each share of capital stock of Rhodium as the surviving company of the First Merger shall be cancelled and each limited liability company interest of Merger Sub II issued and outstanding immediately prior to the Effective Time shall be converted into and become one validly issued, fully paid and (to the extent applicable) non-assessable limited liability company interest of Merger Sub II as the surviving company of the Second Merger, with the same rights, powers, and privileges as the limited liability company interests of Merger Sub II as the surviving company of the Second Merger;

•        SilverSun will cause its shares of SilverSun Class A common stock to be listed on Nasdaq under the symbol “RHDM”, to the extent available, at or after the Second Effective Time;

•        Merger Sub II will be a wholly owned direct subsidiary of SilverSun and, as a result, Merger Sub II, as the surviving entity of the Second Merger, will operate Rhodium’s current business;

•        promptly following (and in all events on the same business day as) the Second Effective Time, SilverSun will distribute a cash dividend in the aggregate amount of approximately $8,500,000 (at least $1.50 per pre-Merger/pre-Reverse Stock Split share) to the holders of SilverSun common stock of record as of the Dividend and Distribution Record Date. The Dividend amount shall be paid out of the $10,000,000 cash to be received by SilverSun from Rhodium in connection with the Mergers;

•        prior to the First Effective Time, the SilverSun Board and SilverSun stockholders of record as of the record date for the special meeting shall (i) adopt the 2023 Plan, reserving for issuance a number of shares of SilverSun Class A common stock equal to 10% of the fully diluted capitalization of SilverSun (including SilverSun Class B common stock on an as exchanged basis) immediately following the First Effective Time, and (ii) assume the Rhodium 2022 Omnibus Incentive Plan in its then-current form; and

•        when the transactions contemplated by the Separation Agreement, including the Distribution, are consummated, all of the issued and outstanding common stock of SilverSun’s recently created, wholly owned subsidiary, SilverSun Holdings, will be distributed to the SilverSun stockholders of record on the Dividend and Distribution Record Date. As a result of this Distribution, SilverSun’s indirect wholly owned subsidiaries, SWK and SCS, will be owned by the SilverSun stockholders indirectly through their shares of SilverSun Holdings.

Following the consummation of the Mergers, it is expected that the Rhodium Legacy Stockholders will own approximately 96.8% of the voting power of the Combined Company, and the SilverSun Legacy Stockholders will own approximately 3.2% of the voting power of the Combined Company and indirect economic interest of the subsidiaries of the Combined Company. Imperium will hold 100% of the SilverSun Class B common stock following the consummation of the Mergers representing approximately 49% of the voting power of the Combined Company.

Effect on SilverSun if the Mergers are not Completed

If the Mergers are not completed for any reason, SilverSun will remain an independent public company, its common stock will continue to be listed and traded on Nasdaq and registered under the Exchange Act, the Distribution and Dividend will not take place and SilverSun will continue to file periodic reports with the SEC.

If the Mergers are not completed, there can be no assurance as to the effect of these risks and opportunities on the future value of the shares of SilverSun common stock. If the Mergers are not completed, the SilverSun Board will continue to evaluate and review SilverSun’s business operations, properties, dividend policy and capitalization, among other things, make such changes as are deemed appropriate and continue to seek to identify strategic alternatives to enhance stockholder value. If the Mergers are not completed, there can be no assurance that any comparable transaction acceptable to SilverSun will be offered or that SilverSun’s business, prospects or results of operation will not be adversely impacted.

Background to the Merger

The SilverSun Board, together with senior management, regularly reviews SilverSun’s performance, growth prospects and overall strategic direction and evaluates potential opportunities to strengthen SilverSun’s business and enhance value for SilverSun’s stockholders. These reviews and evaluations have included analyzing SilverSun’s strategy as a standalone company and potential opportunities for business combinations, strategic partnerships, mergers and acquisitions and other financial and strategic alternatives. From time to time, SilverSun received inbound inquiries from, and has held discussions with, third parties, including potential acquirors, regarding the possibility of pursuing strategic transactions.

Rhodium previously pursued an IPO and decided to abandon it due to macro environmental volatility and its impact on the tech IPO market and tech IPO investor appetite. Given uncertainty in the IPO market, Mr. Melillo researched the viability of a reverse merger with a Nasdaq listed public company. Mr. Melillo originally contacted Mr. Meller to understand capital markets sentiment amongst public company executives and if Mr. Meller had ever considered a reverse merger. Mr. Meller had previously considered a reverse merger with other parties.

Mr. Melillo also asked if Mr. Meller would be open to a reverse merger with Rhodium in late 2022 or in 2023.

The following chronology summarizes certain key events and contacts that led to the signing of the Merger Agreement. It does not purport to catalogue every conversation among the SilverSun Board, members of SilverSun management or SilverSun’s representatives and other parties.

•        May 5, 2022 — Mark Meller, the CEO of SilverSun receives an unsolicited inquiry from Jared Melillo, Rhodium’s Senior Vice President (“SVP”) of Corporate Development and Ventures, regarding future capital markets opportunities.

•        May 26, 2022 — Introductory call takes place between Messrs. Meller and Melillo. SilverSun expresses interest in future commercial transactions.

•        May 31, 2022 — Mr. Meller receives follow-up text from Mr. Melillo. They agree to hold a call on June 1, 2022.

•        June 1, 2022 — Follow up call takes place between Messrs. Meller and Melillo in which Mr. Melillo expresses potential interest in a future commercial transaction.

•        June 10, 2022 — Follow-up call takes place between Messrs. Meller and Melillo in which Mr. Melillo advises that Rhodium is not ready to discuss or enter into any potential transactions. Messrs. Meller and Melillo agree to stay in contact while they continue to pursue their respective company’s business opportunities.

•        July 25, 2022 — Mr. Meller reaches out to Mr. Melillo via text to touch base and they agree to speak the next day.

•        July 26, 2022 — Messrs. Meller and Melillo speak by phone and Mr. Melillo expresses a heightened interest on the part of Rhodium to pursue a transaction with SilverSun. Mr. Melillo expresses continued issues respecting timing but indicates that they may be addressed in the near term.

•        July 29, 2022 — Messrs. Meller and Melillo speak again by phone. Mr. Meller responds to Mr. Melillo’s questions. Mr. Melillo advises that the timing for moving forward with a transaction may be improving.

•        August 3, 2022 — Mr. Melillo texts Mr. Meller to indicate that progress is being made on the timing front, raises questions as to possible structures and advises that he would like to include Rhodium’s CFO, Nicholas Cerasuolo, on the next call. Mr. Melillo and Mr. Meller discuss possible transaction structures where Mr. Melillo asks Mr. Meller if he is open to a full buy-out, a greater percentage of stock, or a reduction in the cash component of the transaction. Mr. Meller proposes the current deal structure and an approximate mix of cash and stock. They agreed to leave CCDC in SilverSun in connection with the Distribution due to Rhodium’s need for cyber defense services and to better enable SilverSun Holdings to focus on SWK’s core IT and software business. Messrs. Melillo and Meller agree to hold a call on August 4, 2022.

•        August 4, 2022 — Messrs. Meller, Melillo and Cerasuolo speak by phone. The call goes well and Mr. Meller provides Messrs. Melillo and Cerasuolo with information respecting SilverSun’s outstanding Form S-3 registration statement and related matters. Following the call, Mr. Meller emails Messrs. Melillo and Cerasuolo a form of term sheet that can be used by them as a template should the parties determine to proceed further.

•        August 5, 2022 — Mr. Melillo texts Mr. Meller that Rhodium is intending to work on a term sheet over the weekend.

•        August 8, 2022 — Mr. Meller texts Mr. Melillo regarding status and Mr. Melillo advises that Rhodium will be holding an internal meeting on August 10, 2022 to discuss a possible transaction between Rhodium and SilverSun.

•        August 15, 2022 — SilverSun and Rhodium sign a Non-Disclosure Agreement.

•        August 22, 2022 — Mr. Meller texts Mr. Melillo regarding his ability to advise on call as to whether things will be moving forward.

•        August 23, 2022 — Rhodium holds an internal meeting following which Mr. Melillo texts Mr. Meller that the Rhodium meeting went well and that Rhodium wants to move forward with SilverSun.

•        August 30, 2022 — Messrs. Meller and Melillo speak by phone to discuss deal structure.

•        August 31, 2022 — A call takes place among Messrs. Meller, Melillo and Cerasuolo and Morgan Soule, Rhodium’s Tax Director and Legal Counsel, respecting transaction structure. Mr. Meller thereafter consults with SilverSun tax counsel and responds to their questions via email.

•        September 1, 2022 — Mr. Melillo texts Mr. Meller to advise that he plans to send him a term sheet later that day and to start work on a timeline to close by December 31, 2022.

•        September 2, 2022 — Rhodium delivers draft term sheet to SilverSun.

•        September 4, 2022 — Messrs. Meller, Melillo and Cerasuolo speak by phone to negotiate the proposed equity split of the post-merger entity.

•        September 5, 2022 — Mr. Meller sends Rhodium a redlined term sheet.

•        September 6, 2022 — Messrs. Meller, Melillo and Cerasuolo speak by phone to discuss the redlined term sheet. They negotiate and agree upon the proposed equity split.

•        September 7, 2022 — SilverSun and Rhodium execute term sheet.

•        September 8, 2022 — Messrs. Meller, Melillo and Cerasuolo speak by phone to discuss logistics of the transaction.

•        September 9, 2022 — Messrs. Meller and Melillo speak by phone following a call by Rhodium with its legal counsel to discuss project kick-off.

•        September 12, 2022 — Messrs. Meller, Melillo and Cerasuolo speak by phone to address transaction status.

•        September 13, 2022 — Group call including Messrs. Meller, Melillo, Cerasuolo, members of the Rhodium and SilverSun management teams and SilverSun and Rhodium counsel is held.

•        September 14 – September 19, 2022 — Rhodium, SilverSun and their respective counsels continued to discuss project status and access to documents. Rhodium’s CEO, Chase Blackmon is introduced to SilverSun.

•        September 21 – September 28, 2022 — Rhodium, SilverSun, and their respective counsels proceed to finalize the Merger Agreement and related transaction documents and discuss financial models, D&O Insurance, Fairness Opinion and related transaction matters.

•        September 29, 2022 — SilverSun holds board meeting at which the Merger Agreement and related transaction documents and matters are unanimously approved. SilverSun receives fairness opinion from The Benchmark Company, LLC concluding that the transactions contemplated in the Merger Agreement are fair to the SilverSun stockholders from a financial point of view. SilverSun and Rhodium execute the Merger Agreement and related documents. A press release is issued.

Reasons for the Merger; Recommendation of the SilverSun Board

At its meeting on September 29, 2022, SilverSun’s Board unanimously (i) determined and declared that the Mergers and the Merger Agreement, together with the transactions contemplated thereby, were advisable and in the best interests of SilverSun, (ii) approved the execution and delivery of the Merger Agreement and any additional documents or agreements referred to in, or contemplated or required by, the Merger Agreement or the transactions contemplated thereby, and (iii) recommended that SilverSun’s stockholders adopt the Merger Agreement and related agreements.

In making its decision, SilverSun’s Board consulted with SilverSun’s management, as well as SilverSun’s legal and financial advisors, and considered the following potentially positive factors, which are not intended to be exhaustive and are not presented in any relative order of importance:

•        Pursuant to the Merger Agreement and related transactions, the SilverSun stockholders as of the Dividend and Distribution Record Date will be retaining a small interest in the combined company while receiving the Dividend and the Distribution which the management of SilverSun viewed as accretive to the value of their investment in SilverSun.

•        The Fairness Opinion of SilverSun’s Financial Advisor concluded that the transactions contemplated in the Merger Agreement were fair to SilverSun’s stockholders from a financial point of view.

•        The Distribution and Dividend and the Form 10 allows SilverSun’s stockholders to maintain an interest in a public company that will continue the operations of SilverSun’s principal pre-Merger subsidiaries SWK and SCS.

•        The belief of the SilverSun Board, after a review of strategic alternatives and discussions with SilverSun’s management and advisors, that the value offered to stockholders pursuant to the Merger Agreement and the related transactions is more favorable to the stockholders of SilverSun than the potential value that might have resulted from other strategic opportunities potentially available to SilverSun.

•        The view that SilverSun’s management negotiated the best deal possible with Rhodium and that the terms of the Merger Agreement and related transactions were the result of robust arm’s-length negotiations conducted over several months.

The SilverSun Board also considered the following uncertainties, risks and potentially negative factors in its deliberations concerning the Merger Agreement and the related transactions, which are not intended to be exhaustive and are not presented in any relative order of importance:

•        The SilverSun Board considered that the Merger Agreement imposes restrictions on the conduct of SilverSun’s business prior to the consummation of the Mergers, requiring SilverSun to refrain from certain actions and to use commercially reasonable efforts to conduct its’ and its subsidiaries’ businesses in the ordinary course of business, which may delay or prevent SilverSun from undertaking business opportunities that may arise pending completion of the Mergers.

•        The SilverSun Board considered the possibility that the Mergers might not be consummated, including the adverse effects that a failure to consummate the Mergers could have on SilverSun’s business, the market price for SilverSun’s common stock and SilverSun’s relationships with employees, including the fact that (i) SilverSun’s directors and senior management will have expended extensive time and effort and will have experienced significant distractions from their work during the pendency of the transaction; (ii) SilverSun will have incurred significant transaction costs; and (iii) the market’s perception of SilverSun’s prospects could be adversely affected.

•        The SilverSun Board considered the regulatory approvals that would be required to consummate the Mergers and related transactions and the prospects for receiving any such approvals.

The SilverSun Board concluded that the uncertainties, risks and potentially negative factors relevant to the Merger Agreement and related transactions were outweighed by the potential benefits.

The foregoing discussion is not exhaustive but is intended to summarize the material information and factors considered by SilverSun’s Board in its consideration of the Merger Agreement and related transactions. SilverSun’s Board reached the unanimous decision to recommend and approve the entry into the Merger Agreement and related transactions in light of the factors described above and other factors that the members of the SilverSun Board believed were appropriate. In view of the variety of factors and the quality and amount of information considered, the SilverSun Board did not find it practicable to and did not quantify or otherwise assign relative weights to the specific factors considered in reaching their determinations. In addition, individual members of the SilverSun Board may have given different weight to different factors. SilverSun’s Board conducted an overall analysis of the factors described above, including thorough discussions with, and questioning of, management of SilverSun, its financial advisor, and SilverSun’s legal advisors, and considered the factors overall to be favorable to, and to support, its determinations.

It should be noted that this explanation of the reasoning of the SilverSun Board and certain information presented in this section is forward-looking in nature and should be read in light of the factors set forth in the section entitled “Forward-Looking Statements”.

Opinion of Financial Advisor to SilverSun

In making its recommendation, the Board considered the Fairness Opinion and supporting analysis provided by an independent investment bank, The Benchmark Company, LLC (“Benchmark” or the “Financial Advisor”) as financial advisor. Benchmark provides investment banking and advisory services to institutions and companies. The investment banking practice provides valuation services in connection with financings, and mergers and acquisitions for both public and private companies. Benchmark was selected to provide the opinion based on their experience and industry knowledge and their ability to complete the assignment in a timely manner. Pursuant to an engagement letter dated September 19, 2022, SilverSun retained Benchmark to evaluate whether the Mergers and the other transactions contemplated by the Merger Agreement (collectively, the “Transactions”) were fair to the stockholders of SilverSun from a financial point of view.

On September 29, 2022, Benchmark delivered its written opinion to the SilverSun Board, dated September 29, 2022 (the “Fairness Opinion”), providing that, as of such date, the Transactions pursuant to the Merger Agreement were fair to SilverSun’s stockholders from a financial point of view.

The following description of the Fairness Opinion is qualified in its entirety by reference to the full text of such Fairness Opinion, a copy of which is annexed hereto as Annex E to this Registration Statement and is incorporated herein by reference. The Fairness Opinion describes the procedures followed, assumptions made, matters considered, and qualifications and limitations on the review undertaken by Benchmark in preparing the Fairness Opinion. Benchmark’s Fairness Opinion speaks only as of the date of the Fairness Opinion. The Fairness Opinion was for the information of and addressed to the SilverSun Board (in its capacity as such) in connection with and for the purposes of its evaluation of the Transactions and did not address any other aspect of the proposed Mergers. The Fairness Opinion addressed only the fairness of the Transactions from a financial point of view it did not address the underlying business decision of the SilverSun Board, SilverSun, or SilverSun’s executives to engage in the proposed Mergers or enter into the Merger Agreement or constitute a recommendation to the SilverSun Board or SilverSun’s stockholders in connection with the Mergers.

SilverSun did not request Benchmark to opine to, and the Fairness Opinion did not express an opinion as to or otherwise address, among other things: (1) the underlying business decision of the SilverSun Board, SilverSun, SilverSun’s security holders or any other party to proceed with or effect the Transactions, (ii) the terms of any arrangements, understandings, agreements or documents related to, or the form, structure or any other portion or aspect of, the Transactions or otherwise (other than the consideration to the extent expressly specified herein), (iii) the fairness of any portion or aspect of the Transactions to the holders of any class of securities, creditors or other constituencies of SilverSun, or to any other party, except as otherwise provided above, (iv) the relative merits of the Transactions as compared to any alternative business strategies or transactions that might be available for SilverSun, Rhodium or any other party, (v) the fairness of any portion or aspect of the Transactions to any one class or group of SilverSun’s or any other party’s security holders or other constituents vis-à-vis any other class or group of SilverSun’s or such other party’s security holders or other constituents (including, without limitation, the allocation of any consideration amongst or within such classes or groups of security holders or other constituents), (vi) the solvency, creditworthiness or fair value of Rhodium, SilverSun or any other participant in the Transactions, or any of their respective assets, under any applicable laws relating to bankruptcy, insolvency, fraudulent conveyance or similar matters, or (vii) the fairness, financial or otherwise, of the amount, nature or any other aspect of any compensation to or consideration payable to or received by any officers, directors or employees of any party to the Transactions, any class of such persons or any other party, relative to the consideration or otherwise. Furthermore, no opinion, counsel or interpretation was intended as to matters that require legal, regulatory, accounting, insurance, tax or other similar professional advice. The Fairness Opinion assumed that such opinions, counsel or interpretations have been or will be obtained from the appropriate professional sources. Furthermore, Benchmark relied, with the consent of the SilverSun Board, on the assessments by the SilverSun Board, SilverSun and its advisors, as to all legal, regulatory, accounting, insurance and tax matters with respect to Rhodium, SilverSun, the Transactions or otherwise. The issuance of the Fairness Opinion was approved by a Benchmark committee authorized to approve opinions of this nature.

The preparation of the Fairness Opinion involved quantitative and qualitative judgments and determinations with respect to the financial, comparative and other analytic methods employed and the adaptation and application of these methods to the unique facts and circumstances presented. Furthermore, Benchmark did not attribute any particular weight to any analysis or factor considered by it, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Each analytical technique has inherent strengths and weaknesses, and the nature of the available information may further affect the value of particular techniques. Accordingly, the analyses contained in the Fairness Opinion must be considered as a whole. Selecting portions of the analyses, analytic methods and factors without considering all analyses and factors could create a misleading or incomplete view. The Fairness Opinion reflects judgments and assumptions with regard to industry performance, general business, economic, regulatory, market and financial conditions and other matters, many of which are beyond the control of the participants in the Mergers. Any estimates of value contained in the Fairness Opinion are not necessarily indicative of actual value or predictive of future results or values, which may be significantly more or less favorable. Any analyses relating to the value of assets, businesses or securities do not purport to be appraisals or to reflect the prices at which any assets, businesses or securities may actually be sold. The Fairness Opinion does not constitute a valuation opinion or credit rating. In preparing the Fairness Opinion, Benchmark did not conduct any physical inspection or independent appraisal or evaluation. Benchmark assumed and relied upon the accuracy and completeness of the financial and other information provided to, discussed with or reviewed by it without (and without assuming responsibility for) independent verification of such information, made no representation or warranty (express or implied) in respect of the accuracy or completeness of such information and further relied upon the assurances of SilverSun that it is not aware of any facts or circumstances that would make such information inaccurate or misleading. In addition, Benchmark relied upon and assumed, without independent verification, that there had been no change in the business, assets, liabilities, financial condition, results of operations, cash flows or prospects of SilverSun or any other participant in the transaction since the respective dates of the most recent financial statements and other information, financial or otherwise, provided to Benchmark that would be material to its analyses, and that the final forms of any draft documents reviewed by Benchmark will not differ in any material respect from such draft documents.

In making its determination, Benchmark completed a series of financial analyses to derive a range of potential equity values for Rhodium. Benchmark’s financial analysis employed the following three customary methodologies, with no particular weight being given to any:

•        Selected Public Company Analysis which involved an analysis of the valuation of publicly-traded companies which Benchmark deemed to be relevant.

•        Precedent Transaction Analysis which involved an analysis of recent mergers and acquisitions involving companies that Benchmark deemed to be relevant.

•        Discounted Cash Flow Analysis which involved a discounted cash flow model using financial forecasts for Rhodium which were provided to Benchmark by SilverSun.

In arriving at the Fairness Opinion, Benchmark reviewed and considered such financial and other matters as it deemed relevant, including, among other things:

•        a draft of the Merger Agreement provided to Benchmark by SilverSun, dated September 29, 2022;

•        certain information relating to the historical, current and future operations, financial condition and prospects of Rhodium, made available to Benchmark by SilverSun, including consolidated financial statements for the year ended December 31,2021 and the six month period ended June 30, 2022, a preliminary balance sheet as of September 30, 2022, and a financial model with projected financials for the calendar years 2022-2025;

•        discussions with certain members of the management of SilverSun and Rhodium and certain of Rhodium’s advisors and representatives regarding the business, operations, financial condition and prospects of Rhodium, the Transactions and related matters;

•        a certificate addressed to Benchmark from senior management of SilverSun containing, among other things, representations regarding the accuracy of the information, data and other materials (financial or otherwise) on Rhodium provided to, or discussed with, Benchmark by or on behalf of SilverSun;

•        the current and historical market prices, trading characteristics and financial performance of the publicly traded securities of certain companies that Benchmark deemed to be relevant;

•        the publicly available financial terms of certain transactions that Benchmark deemed to be relevant; and

•        such other information, economic and market criteria and data, financial studies, analyses and investigations and such other factors as Benchmark deemed relevant.

Financial Analyses

The following is a summary of the material financial analyses delivered by Benchmark to the Board in connection with rendering the fairness opinion described above. The following summary, however, does not purport to be a complete description of the financial analyses performed by Benchmark, nor does the order of analyses described represent the relative importance or weight given to those analyses. The financial analyses summarized below include information presented in tabular format. In order to fully understand the financial analyses performed by Benchmark, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses performed by Benchmark. Considering the data set forth in the tables below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the financial analyses performed by Benchmark. Except as otherwise noted, the following information, to the extent that it is based on market data, is based on market data as it existed on or before the date of the opinion letter and is not necessarily indicative of current market conditions.

Benchmark primarily used three customary approaches in conducting its analyses of the equity valuation of Rhodium and arriving at its opinion, including a comparison to selected public companies, a comparison to precedent transactions, and a discounted cash flow analysis.

Selected Public Company Analysis

Benchmark reviewed publicly available financial and stock market information for 11 publicly-listed companies focused on bitcoin and cryptocurrency mining and infrastructure. Benchmark reviewed, among other things, enterprise values of the selected companies, calculated as equity values based on closing stock prices on September 30, 2022, plus debt, plus preferred stock, plus minority interest, and less cash and cash equivalents, as a multiple of revenue and EBITDA (earnings before interest, taxes, depreciation and amortization) forecasts based on consensus analysts’ estimates for the years 2022 and 2023. The selected publicly traded companies, which Benchmark deemed comparable to Rhodium but none of which is identical to Rhodium, and their respective multiples are as follows:

($ in millions)

Company Name	Enterprise Value	EV/Rev (2022)	EV/Rev (2023)	EV/EBITDA (2022)	EV/EBITDA (2023)
Argo Blockchain Plc	$298.8	4.3x	2.4x	10.9x	4.3x
BitNile Holdings, Inc.	$235.8	2.0x	1.5x	NM	11.6x
Core Scientific, Inc.	$1,508.2	2.1x	1.5x	5.9x	3.8x
Greenidge Generation Holdings Inc.	$200.4	1.4x	1.1x	8.1x	4.3x
HIVE Blockchain Technologies Ltd	$260.4	1.8x	2.2x	NA	NA
Hut 8 Mining Corp.	$181.3	1.4x	1.3x	7.0x	6.4x
Iris Energy Ltd.	$194.0	1.5x	1.1x	4.2x	3.3x
Marathon Digital Holdings Inc	$1,639.4	9.0x	2.5x	29.0x	4.5x
Riot Blockchain Inc	$677.9	2.2x	1.2x	43.6x	2.5x
TeraWulf Inc.	$244.0	5.4x	0.9x	NM	1.7x
Stronghold Digital Mining, Inc.	$194.0	1.6x	1.3x	20.9x	3.5x

____________

NA = Not Available, NM = Not Meaningful

Benchmark applied the selected public companies’ average and median enterprise value to revenue and enterprise value to EBITDA multiples to Rhodium’s revenue forecasts for 2022 and 2023 provided to it by SilverSun to estimate an enterprise value for Rhodium, which was adjusted for Rhodium’s estimated cash, debt, bitcoin assets and minority interest as of September 30, 2022 to estimate an equity value for Rhodium, resulting in an estimated equity value of $275.7 million to $683.4 million.

Precedent Transaction Analysis

Benchmark reviewed, to the extent publicly available, financial information relating to four precedent transactions over the last three years involving companies focused on bitcoin and cryptocurrency mining and infrastructure. Benchmark reviewed, among other things, the implied multiple of revenue and EBITDA forecasts for 2022 and 2023. The precedent transactions, which Benchmark deemed comparable to the Merger but none of which is identical to the Merger, and their respective implied enterprise value to revenue multiples are as follows:

($ in millions)

Target	Acquirer	Date Announced	Enterprise Value	EV/Revenue (2022)	EV/Revenue (2023)	EV/EBITDA (2022)	EV/EBITDA (2023)
Bitdeer Technologies Holding Co.	Blue Safari Group Acquisition Corp.	11/18/2021	$3,988.0	6.81x	NA	11.83x	NA
BitFuFu	Arisz Acquisition Corp.	1/25/2022	$1,461.0	4.43x	NA	14.61x	NA
Cipher Mining Technologies, Inc.	Good Works Acquisition Corp.	3/5/2021	$2,000.0	5.71x	3.07x	8.44x	4.30x
Core Scientific, Inc.	Power & Digital Infrastructure Acquisition Corp.	7/21/2021	$2,995.5	2.63x	2.01x	5.24x	3.65x

____________

NA = Not Available, NM = Not Meaningful

Benchmark applied the precedent transactions’ average and median enterprise value to revenue and enterprise value to EBITDA multiples to Rhodium’s revenue forecasts for 2022 and 2023 provided to it by SilverSun to estimate an enterprise value for Rhodium, which was adjusted for Rhodium’s estimated cash, debt, bitcoin assets and minority interest as of September 30, 2022 to estimate an equity value for Rhodium, resulting in an estimated equity value of $378.7 million to $560.3 million.

Key Assumptions for Discounted Cash Flow Analysis

Benchmark performed a discounted cash flow analysis of Rhodium to calculate the estimated present value of the standalone unlevered, after-tax free cash flows that SilverSun was forecasted to generate during the last three months of 2022 and calendar years 2023 through 2025.

Benchmark calculated terminal values for Rhodium by applying terminal multiples of 3.8x and 9.3x to Rhodium’s 2025 revenues and EBITDA, respectively, and the terminal multiples were based on the average enterprise value to trailing revenues and EBITDA multiples of the selected public companies.

Summary

Based on Benchmark’s analysis of the Transactions and the estimated equity value of Rhodium, and taking into account other considerations including the equity stake SilverSun stockholders will maintain in SilverSun, the cash payment to be made from Rhodium to SilverSun and corresponding Dividend, the share distribution of SilverSun Holdings, and transaction-related fees and expenses, the equity value attributable to SilverSun’s stockholders following the Transactions is estimated to be between approximately $5.59 and $7.92 per share, compared to a pre-transaction equity value of $2.37 to $2.58 per share based on SilverSun’s 10-day VWAP (volume weighted average price) and latest closing stock price as of September 27, 2022.

The foregoing summary of certain material financial analyses does not purport to be a complete description of the analyses or data presented by Benchmark. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Benchmark believes that the foregoing summary and its analyses must be considered as a whole and that selecting portions of the foregoing summary and these analyses, without considering all of its analyses as a whole, could create an incomplete view of the processes underlying the analyses and its opinion.

Analyses based upon forecasts of future results are inherently uncertain, as they are subject to numerous factors or events beyond the control of the parties and their advisors. Accordingly, financial forecasts provided to Benchmark are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by those forecasts. Moreover, Benchmark’s analyses are not and do not purport to be appraisals or otherwise reflective of the prices at which businesses actually could be acquired or sold.

As a part of its business, Benchmark and its affiliates are continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, investments for passive and control purposes, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. Benchmark was selected to advise SilverSun with respect to the Mergers and deliver an opinion to the SilverSun Board with respect to the Mergers on the basis of, among other things, such experience and its qualifications and reputation in connection with such matters and its familiarity with SilverSun.

Benchmark received a fee from SilverSun of $175,000 in connection with the delivery of its Fairness Opinion (the “Opinion Fee”) which was not contingent upon either the conclusion expressed in the Fairness Opinion or on the consummation of the Transactions.

Benchmark has provided other advisory services to SilverSun over the last two years for which it received compensation. Benchmark received $100,000 from SilverSun under a separate engagement letter in early 2022 with respect to a proposed transaction that was subsequently abandoned. Benchmark may also provide services to SilverSun and its affiliates in the future, although as of the date of Benchmark’s opinion, there was no agreement to do so nor any mutual understanding that such services were contemplated. In the ordinary course of their businesses, Benchmark and its affiliates may actively trade the debt and equity securities of SilverSun for their own accounts or for the accounts of customers and, accordingly, they may at any time hold long or short positions in such securities or other financial instruments.

THE DISTRIBUTION AND DIVIDEND

The discussion in this proxy statement/prospectus of the Distribution and Dividend and the principal terms of the Separation Agreement are subject to, and are qualified in their entirety by reference to, the Separation Agreement, a copy of which is attached to this proxy statement/prospectus as Annex B and incorporated into this proxy statement/prospectus by reference.

General Description of the Distribution

At Closing, SilverSun and SilverSun Holdings will enter into the Separation and Distribution Agreement. Thereunder, all of the issued and outstanding common stock of SilverSun Holdings, which, following the Contribution (defined below), will own all of the issued and outstanding common stock of (i) SWK, and (ii) SCS, will be distributed on a pro rata basis to the stockholders of SilverSun as of the Dividend and Distribution Record Date. Prior to the Distribution, SilverSun will contribute all issued and outstanding stock of SWK and SCS to SilverSun Holdings, resulting in SWK and SCS being wholly owned subsidiaries of SilverSun Holdings. SilverSun will deliver to Pacific Stock Transfer, Inc. (the “Agent”) a ledger representing all of the issued and outstanding SilverSun Holdings shares. On or prior to the Distribution, SilverSun and SilverSun Holdings will adopt the Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws of SilverSun Holdings in substantially the firm filed with this Registration Statement. Following the Distribution, SilverSun Holdings will operate the pre-Closing business of SWK and SCS, and SilverSun Holdings will prepare and file for public listing of the SilverSun Holdings shares distributed in the Distribution in reliance on the Form 10 that will be filed by SilverSun Holdings with the SEC.

Promptly following the Second Merger (and in all events on the same business day as the Second Effective Time), SilverSun will issue a cash dividend of at least $1.50 per pre-Merger/pre-Reverse Stock Split share pro rata in the aggregate amount of approximately $8,500,000 to its pre-Merger SilverSun stockholders of record as of a record date, which shall be prior to the closing date of the Mergers, to be determined by the SilverSun Board, which record date shall be the same date as the record date for the Distribution. The Dividend amount shall come from the $10,000,000 cash to be received from Rhodium in connection with the Mergers.

Following the Distribution, SilverSun will have no wholly owned subsidiaries other than CCDC. The Separation Agreement sets forth the terms and conditions regarding the separation of the cybersecurity and cloud services businesses from SilverSun.

Prior to the Distribution, SilverSun will contribute all of the issued and outstanding common stock of its wholly owned subsidiaries, SWK and SCS, to SilverSun Holdings. Following the Mergers, SilverSun will consummate the Distribution to the stockholders of SilverSun as of the Dividend and Distribution Record Date, pursuant to the Merger Agreement and Separation Agreement. Consummation of the Distribution is subject to conditions that must be satisfied or waived by SilverSun prior to the completion of the separation. In addition, SilverSun has the right in its sole and absolute discretion to determine the date and terms of the Distribution and Dividend and will have the right, at any time until completion of the Distribution and Dividend, to determine to abandon or modify the Distribution and Dividend and to terminate the Separation Agreement.

In addition, the Separation Agreement governs the treatment of indemnification, insurance, and litigation responsibility and management of SilverSun Holdings and SilverSun after the date of Distribution. The Separation Agreement provides that SilverSun Holdings will indemnify SilverSun following the Distribution for any obligations and liabilities related to or arising from the SilverSun Holdings’ business, on the one hand, and SilverSun and its wholly owned subsidiary, CCDC, on the other hand, prior to the date of Distribution. Following the Distribution, SilverSun and SilverSun Holdings will indemnify the other party for any obligations and liabilities related to or arising from its respective businesses on or after to the date of Distribution.

THE MERGER AGREEMENT

The following summary of the Merger Agreement is qualified by reference to the complete text of the Merger Agreement, which is incorporated by reference and a copy of which is attached as Annex A to this proxy statement/prospectus. The rights and obligations of the parties are governed by the express terms and conditions of the Merger Agreement and not by this summary or any other information contained in this proxy statement/prospectus. We urge you to read the Merger Agreement carefully and in its entirety, as well as this proxy statement/prospectus, before making any decisions regarding the Mergers.

The Merger Agreement has been included with this proxy statement/prospectus to provide you additional information regarding its terms. The Merger Agreement sets forth the contractual rights of SilverSun but is not intended to be a source of factual, business or operational information about SilverSun. That kind of information can be found elsewhere in this proxy statement/prospectus and in the other filings SilverSun makes with the SEC, which are available as described in “Where You Can Find More Information”.

As a stockholder, you are not a third-party beneficiary of the Merger Agreement and therefore you may not directly enforce any of its terms or conditions. The parties’ representations, warranties and covenants were made as of specific dates and only for purposes of the Merger Agreement and are subject to important exceptions and limitations, including a contractual standard of materiality different from that generally relevant to investors. Certain of the representations, warranties and covenants in the Merger Agreement are qualified by information SilverSun filed with the SEC prior to the date of the Merger Agreement, as well as by disclosure schedules SilverSun delivered to the other parties prior to signing the Merger Agreement. The disclosure schedules have not been made public because, among other reasons, they include confidential or proprietary information. The parties believe, however, that all information material to a stockholder’s decision to approve the Mergers is included or incorporated by reference in this proxy statement/prospectus.

You should also be aware that none of the representations or warranties has any legal effect among the parties to the Merger Agreement after the effective time of the Mergers, nor will the parties to the Merger Agreement be able to assert the inaccuracy of the representations and warranties as a basis for refusing to close the transaction unless all such inaccuracies as a whole have had or would be reasonably likely to have a material adverse effect on the party that made the representations and warranties.

Furthermore, you should not rely on the covenants in the Merger Agreement as actual limitations on the business of SilverSun, because it may take certain actions that are either expressly permitted in the confidential disclosure letters to the Merger Agreement or as otherwise consented to by the appropriate party, which may be given without prior notice to the public.

General

Upon the terms and subject to the conditions set forth in the Merger Agreement, at the effective time of the First Merger, Merger Sub I will merge with and into Rhodium, resulting in Rhodium being the surviving company and a wholly owned subsidiary of SilverSun. Immediately following the First Merger, Rhodium will merge with and into Merger Sub II, resulting in Merger Sub II existing as the surviving company of the Second Merger.

The Closing and the Effective Time of the Mergers

Subject to the satisfaction or waiver of all of the conditions to Closing set forth in the Merger Agreement and described below in “Conditions to the Mergers”, the Closing of the Mergers shall take place (a) remotely by exchange of documents and signatures (or their electronic counterparts) on the third (3) business day after the day on which the conditions to Closing are satisfied or waived in accordance with the Merger Agreement or (b) at such other place and time as SilverSun and Rhodium may mutually agree in writing.

Upon the terms and subject to the conditions of the Merger Agreement, as soon as practicable on the date of Closing, the parties shall cause the Mergers to be consummated by filing certificates of merger with the Secretary of State of the State of Delaware. The Mergers shall become effective at the time that the properly executed and certified copy of the respective certificates of merger are filed or, to the extent permitted by applicable law, at such later time as is agreed to by the parties prior to the filing of such certificates of merger and specified in the certificates of merger.

Consideration to be Received in the Mergers

At the First Effective Time, by virtue of the First Merger, and without any additional action on the part of any SilverSun Entity, Rhodium or any of the holders of any of the following securities:

•        each share of Rhodium Class A common stock issued and outstanding immediately prior to the First Effective Time (other than any dissenting shares or Excluded Rhodium Shares) will automatically be converted into the right to receive a number of validly issued, fully paid and non-assessable shares of SilverSun Class A common stock equal to the Rhodium Class A Exchange Ratio;

•        each share of Rhodium Class B common stock issued and outstanding immediately prior to the First Effective Time (other than any dissenting shares or the Excluded Rhodium Shares) will automatically be converted into the right to receive a number of shares of SilverSun Class B common stock based upon the Rhodium Class B Exchange Ratio;

•        each Rhodium warrant that is outstanding and unexercised as of immediately prior to the First Effective Time shall be converted into and become a warrant to purchase SilverSun Class A common stock and SilverSun shall assume each such Rhodium warrant in accordance with its terms; and

•        each holder of a Rhodium SAFE that is outstanding as of immediately prior to the First Effective Time shall, at the Closing, receive a certain number of validly issued, fully paid and nonassessable shares of SilverSun Class A common stock equal to the Purchase Amount (as such term is defined in the Merger Agreement) divided by the per share price implied by the Rhodium Valuation.

Following the consummation of the Mergers, it is expected that the Rhodium Legacy Stockholders will own approximately 96.8% of the voting power of the Combined Company, and Imperium will hold 100% of the SilverSun Class B common stock representing approximately 49% of the voting power of the Combined Company. The SilverSun Class A common stock and Class B common stock shall each have one vote per share and will vote together as if a single class on all matters (with the exception of Class B Common Stock having the sole power to vote on any merger, consolidation or conversion in connection the Up-C Reorganization (as defined in the SilverSun Amended and Restated Certificate of Incorporation) or any necessary amendment to the charter to effect the Up-C Reorganization) submitted to a vote of the stockholders of SilverSun.

Additionally, at the Closing, SilverSun will receive $10,000,000 in cash from Rhodium, approximately $8,500,000 of which will be used to pay the Dividend and the balance of which will be used to pay certain transaction expenses, including tax payments.

Treatment of Outstanding Equity Awards

SilverSun Stock Options

Each SilverSun stock option that is outstanding immediately prior to the Second Effective Time but following the Reverse Stock Split shall (A) if the exercise price of such SilverSun stock option is equal to or greater than the Per Share SilverSun Value, terminate and be cancelled as of immediately prior to the Second Effective Time, without any consideration being payable in respect of each such SilverSun stock option, and have no further force or effect, and (B) if the exercise price of such SilverSun stock option is less than the Per Share SilverSun Value, (i) be fully vested as of immediately prior to the Second Effective Time, (ii) be converted into an option award with respect to a number of shares of SilverSun Class A common stock equal to the total number of shares of SilverSun common stock subject to such SilverSun stock option immediately prior to the Second Effective Time but following the Reverse Stock Split and (iii) shall automatically expire on the 90th day following the Closing. Following the Second Effective Time, (i) no cancelled SilverSun stock option that was outstanding immediately prior to the Second Effective Time shall remain outstanding and each former holder of a cancelled SilverSun stock option will cease to have any rights with respect to such cancelled SilverSun stock option and (ii) each SilverSun Adjusted Option Award shall continue to have, and shall continue to be subject to, the same terms and conditions (other than as set forth in the previous sentence) as applied to the corresponding SilverSun stock option as of immediately prior to the Second Effective Time.

Rhodium Restricted Stock Units

Each Rhodium RSU that is a Vested Company RSU shall, as of the First Effective Time, be automatically cancelled without any action on the part of any holder thereof in consideration for the right to receive a number of shares of SilverSun Class A common stock equal to the product obtained by multiplying (x) the total number of shares of Rhodium Class A common stock subject to such Vested Company RSU immediately prior to the First Effective Time by (y) the Rhodium Class A Exchange Ratio. Each Rhodium RSU that is outstanding immediately prior to the First Effective Time and that is not a Vested Company RSU shall, as of the First Effective Time, automatically and without any action on the part of the holder thereof, be converted into a restricted stock unit award with respect to a number of shares of SilverSun Class A common stock equal to the product obtained by multiplying (x) the total number of shares of Rhodium Class A common stock subject to such unvested Rhodium RSU immediately prior to the First Effective Time by (y) the Rhodium Class A Exchange Ratio. Each such Rhodium Adjusted RSU Award shall continue to have, and shall be subject to, the same terms and conditions (including vesting and settlement terms) as applied to the corresponding unvested Rhodium RSU immediately prior to the First Effective Time.

Procedures for Exchange of Share Certificates

Prior to the First Effective Time, SilverSun expects to appoint Pacific Stock Transfer Co, Inc. to act as exchange agent. SilverSun will deposit with the exchange agent shares of SilverSun Class A common stock to be issued pursuant to the Merger Agreement. No later than the second (2nd) business day following the First Effective Time, SilverSun will cause the exchange agent to mail to each holder of record of one or more shares of Rhodium Class A common stock:

•        a letter of transmittal (which will specify that delivery of the share certificates or book-entry notation representing shares of Rhodium Class A common stock (each referred to as a “certificate”) will be affected, and risk of loss and title to the certificates will pass, only upon delivery of the certificates and letter of transmittal to the exchange agent and will be in such form and have such other provisions as SilverSun may reasonably specify); and

•        instructions for use in effecting the surrender of the certificates or book-entry notation in exchange for shares of SilverSun common stock, (which shall be in non-certificated, book entry form), any unpaid dividends and distributions on those shares.

Upon surrender of a certificate representing Rhodium Class A common stock for cancellation to the exchange agent, together with the letter of transmittal described above, duly executed and completed in accordance with the instructions that accompany the letter of transmittal, the holder of that certificate or book-entry notation representing shares of Rhodium Class A common stock will be entitled to receive in exchange therefor the applicable portion of the merger consideration in the form of shares of SilverSun common stock. The surrendered certificate will then be cancelled.

In the event of a transfer of ownership of Rhodium Class A common stock that is not registered in the transfer records of Rhodium, a certificate representing the proper number of shares of Rhodium Class A common stock may be issued to the transferee if the certificate representing such Rhodium Class A common stock is presented to the exchange agent, accompanied by all documents required to evidence and effect such transfer and to evidence that any applicable stock transfer taxes have been paid.

Any former stockholders of Rhodium who have not surrendered their certificates representing Rhodium Class A common stock within one (1) year after the effective time of the First Merger should only look to SilverSun, not the exchange agent, for delivery of shares of SilverSun common stock deliverable to those former Rhodium stockholders pursuant to the Merger Agreement.

Covenants and Agreements

Interim Operations

Each of Rhodium and SilverSun has agreed to customary covenants that place restrictions on them and their respective subsidiaries until the effective time of the Second Merger. Except as set forth in the disclosure schedules provided by each of Rhodium and SilverSun, as expressly permitted or provided for by the Merger Agreement, as required by applicable laws or with the written consent of the other party, each of Rhodium and SilverSun has agreed that it will, and will cause each of their respective subsidiaries to:

•        use its reasonable best efforts to conduct its operations and cause each of its subsidiaries to conduct its operations only in the ordinary course business consistent with past practice;

•        use its reasonable best efforts to maintain and preserve intact its business organization, to retain the services of its current officers and employees (it being understood that no increases in any compensation, including any incentive, retention or similar compensation shall be required in respect thereof except to the extent such increase is required in the ordinary course of business and is permitted by Merger Agreement) and to preserve the good will of its material customers, suppliers, agents, employees and other persons with whom it has material business relationships;

•        not amend or propose to amend its organizational documents, provided that, prior to the effective time of the First Merger, SilverSun shall be permitted to amend its certificate of incorporation to effectuate a name change and authorize the issuance of additional classes and amounts of SilverSun common stock as described in the Merger Agreement;

•        not make, declare or pay any dividend or distribution on any shares of its capital stock or enter into any agreement restricting or limiting the ability of SilverSun or Rhodium, as applicable, or any of their subsidiaries to make any payment of dividends or to make any distributions to their stockholders, other than (i) dividends and distributions by wholly owned subsidiaries of SilverSun or Rhodium, as applicable, in the ordinary course of business, (ii) the Dividend, (iii) the Distribution, and (iv) such restrictions or limitations required by applicable law;

•        not (i) adjust, split, combine or reclassify its capital stock other than the Reverse Stock Split, (ii) redeem, purchase or otherwise acquire, directly or indirectly, any shares of its capital stock or any securities convertible or exchangeable into or exercisable for any shares of its capital stock, (iii) issue, deliver or sell to any Continuing Company Employee (as defined in the Merger Agreement) of SilverSun or Rhodium, as applicable, any additional shares of its capital stock or any securities convertible or exchangeable into or exercisable for any shares of its capital stock or such securities, or (iv) enter into any contract with respect to the sale, voting, registration or repurchase of its capital stock;

•        in the case of SilverSun only, not (i) materially increase the compensation or benefits payable or to become payable to any current or former employee, independent contractor, other individual service provider, director, manager or officer, (ii) grant any equity or equity-based incentive award, retention, severance or termination pay or change in control or transaction bonus to any current or former employee, independent contractor, other individual service provider, director, manager or officer, (iii) renew or enter into or amend any new employment or severance agreement with any current or former employee, independent contractor, other individual service provider, director, manager or officer, (iv) establish, adopt, enter into, materially amend or terminate any SilverSun benefit plan or any employee benefit plan, agreement, policy or program that, if in effect on the date of this Agreement, would be a SilverSun benefit plan, (v) enter into, terminate, amend or negotiate any collective bargaining agreement or other agreement or contract with any labor organization, works council, trade union, labor association or other employee representative, (vi) implement any employee layoffs that could trigger any liability or notice requirements under the WARN Act or (vii) take any action to accelerate the vesting, payment, or funding of any compensation or benefits to any current or former employee, independent contractor, other individual service provider, director, manager or officer, subject to certain exceptions;

•        in the case of SilverSun only, not (i) enter into any contract which would be deemed a material contract or real property lease, (ii) enter a contract that would limit or restrict SilverSun or any of its subsidiaries or their respective successors from engaging or competing in any line of business or in any geographic area in any material respect, (iii) terminate, cancel or request any material change in or waive any material rights under any material contract or real property lease other than in connection with the expiration therewith other than in the ordinary course of business, or (iv) terminate, amend or waive any provisions of any confidentiality or standstill agreements in place with any third party;

•        not incur, assume or guarantee any indebtedness for borrowed money (in excess of $5,000,000 in the case of Rhodium), other than (i) pursuant to any indebtedness instrument outstanding as of the date of the Merger Agreement and made available to the other party, (ii) in the case of Rhodium, in connection with equipment financings or interest rate hedges on terms in the ordinary course of business consistent with past practice and (iii) in the case of SilverSun, any promissory notes issued in connection with any of SilverSun’s permitted acquisitions, provided that the indebtedness under any such promissory note taken individually, and all such promissory notes in the aggregate, does not exceed $5,000,000;

•        not file any material amended tax return, settle any material tax claim or assessment, surrender in writing any right to claim a material refund of taxes, consent to (or request) any extensions or waiver of the limitation period applicable to any material tax claim or assessment, enter into any “closing agreement” within the meaning of Section 7121 of the Code (or any similar provision of state, local, or non-U.S. law) or any voluntary disclosure agreement with any governmental authority, in each case, with respect to a material amount of taxes, in each case or take any action, or knowingly fail to take any action where such action or failure to act could reasonably be expected to prevent the Mergers from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code and the Treasury Regulations;

•        not materially change its accounting policies or procedures or any of its methods of reporting income, deductions or other items for material accounting purposes or revalue any of its material assets other than as required by changes in GAAP in the U.S. or applicable law after the execution of the Merger Agreement;

•        in the case of Rhodium only, not sell, lease, license, transfer, pledge, encumber, grant or dispose of any assets, including any intellectual property rights and the capital stock of subsidiaries of the applicable party, that are material to the party and its respective subsidiaries, taken as a whole other than (i) in connection with products or services offered or provided in the ordinary course of business, (ii) in connection with the financing of capital equipment, (iii) the disposition of used, obsolete or excess equipment in the ordinary course of business, (iv) expirations of registered intellectual property in accordance with the applicable statutory term, grants of non-exclusive licenses of intellectual property, or dispositions of non-material intellectual property, in each case in the ordinary course of business or (v) transactions among Rhodium and any of its Subsidiaries;

•        not commence, initiate, waive, release, assign, settle or compromise any legal action, or enter into any settlement agreement or other understanding or agreement with any Governmental Authority (as defined by the Merger Agreement) (other than entry into commercial agreements not relating to a dispute with such governmental authority in the ordinary course of business), relating to the party or any of its subsidiaries, other than any such waiver, release, assignment, settlement or compromise with a Person that is not a Governmental Authority that is limited only to the payment of money or other form of value that, collectively in respect of such waiver, release, assignment, settlement or compromise, is not in excess of $5,000,000 individually or in the aggregate (excluding any amounts paid or payable by an insurance provider);

•        not enter into or amend any arrangement or contract with any affiliate, director, officer or stockholder of the party that would reasonably be expected to materially delay or prevent the consummation of the transactions contemplated by the Merger Agreement or (in the case of SilverSun only) that would be required to be described under Item 404 of Regulation S-K of the SEC;

•        not take any action that would reasonably be expected to result in any of the “Conditions to the Mergers” described below not being satisfied or satisfaction of those conditions being materially delayed; or

•        not agree in writing or otherwise enter into a binding agreement to do any of the foregoing.

No Solicitation

The Merger Agreement contains customary “no solicitation” provisions that prohibit SilverSun from taking any action to solicit a Takeover Proposal (as defined in the Merger Agreement) or terminate, waive, amend or modify any provision of any confidentiality, standstill or similar agreement with respect to a Takeover Proposal. The Merger Agreement does not, however, prohibit SilverSun, during the 20 business day period following the date of the Merger Agreement, from furnishing information to, participating in negotiations with a person making an unsolicited bona fide takeover proposal that the SilverSun Board determines is or is reasonably likely to lead to a superior proposal, and amend, or grant a waiver or release under any standstill or similar agreement with respect to any SilverSun common stock, if the failure to do so would be inconsistent with the SilverSun Board’s fiduciary duties to its stockholders.

Representations and Warranties

Rhodium and SilverSun have made various representations and warranties in the Merger Agreement which are substantially reciprocal. Those representations and warranties are subject to qualifications and limitations agreed to by the parties in connection with negotiating the terms of the Merger Agreement, including exceptions in the confidential disclosure letters delivered by each party in connection with the Merger Agreement and in certain of SilverSun’s public filings. Some of the more significant of these representations and warranties pertain to:

•        organization, good standing and qualification to do business with respect to them and their subsidiaries in each of their jurisdictions of organization;

•        governmental and third-party consents, and other governmental filings and approvals relating to the execution, delivery and performance of the Merger Agreement;

•        corporate authority to enter into the Merger Agreement and the enforceability of the Merger Agreement against them;

•        resolutions adopted by the SilverSun Board declaring the Merger Agreement, the Mergers, and the transactions contemplated by the Merger Agreement to be fair, approving the Merger Agreement, the Mergers, and the transactions contemplated by the Merger Agreement, and containing their recommendation that SilverSun’s stockholders approve the Merger Agreement;

•        absence of violations or conflicts with our or any of their subsidiaries’ governing documents;

•        capital structure, including shares issued and outstanding and obligations pursuant to equity awards;

•        absence of preemptive or similar rights or debt securities that give their holders the right to vote with their respective stockholders;

•        capitalization and ownership of subsidiaries;

•        SilverSun’s SEC filings;

•        financial statements and the absence of undisclosed liabilities or obligations;

•        SilverSun’s internal control over financial reporting, disclosure controls and procedures;

•        the absence of certain events, including changes having, or which would reasonably be expected to have, a material adverse effect, since September 30, 2022;

•        litigation matters and investigations;

•        material contracts;

•        employee benefit matters;

•        labor and employment matters;

•        tax matters;

•        environmental matters;

•        intellectual property matters;

•        real property and personal property matters;

•        permits and compliance with applicable laws and other regulatory matters;

•        the inapplicability of certain anti-takeover statutes;

•        the absence of undisclosed material transactions with affiliates during the preceding three years;

•        insurance policies and coverage;

•        the receipt by the SilverSun Board of an opinion from the Financial Advisor;

•        valid issuance of SilverSun common stock in connection with the Mergers;

•        capital raise and financial advisor matters; and

•        broker’s or advisor’s fees.

None of these representations and warranties will survive after the Effective Time.

Certain of the representations and warranties are qualified as to “materiality” or whether a “material adverse effect” has occurred or would be reasonably expected to occur. For purposes of the Merger Agreement, the term “material adverse effect” means, with respect to any party, any change, effect, event, occurrence, state of facts or development that individually or in the aggregate would reasonably be expected (a) result in a material adverse effect on the business, assets, liabilities, financial condition or results of operations of such party and its subsidiaries, taken as a whole, or (b) would prevent, or materially impair or delay, the ability of such party to consummate the Mergers or otherwise perform its obligations under the Merger Agreement, except for any such change or effect that arises or results from (among others):

•        changes in general economic, capital market, political conditions or changes in law or GAAP or the interpretation thereof that, in any case, do not disproportionately affect such person in any material respect,

•        changes in the financial, debt, credit, capital, banking or securities markets (including any disruption thereof and any decline in the price of any security or any market index), or changes in interest, currency or exchange rates or the price of any commodity, security or market index,

•        changes that affect generally the industries in which Rhodium or SilverSun are engaged and do not disproportionately affect such person in any material respect,

•        changes in political conditions in the United States or any other country or region in the world or acts of war, sabotage or terrorism,

•        failure to meet any internal or published projections, forecasts, estimates or predictions in respect of revenues, earnings or other financial or operating metrics for any period on or after the date of the Merger Agreement,

•        the existence or occurrence of any force majeure events that do not disproportionately affect such person in any material respect,

•        any change in the market price or trading volume of the securities of SilverSun, or

•        any action taken or not taken at the specific written request of the other party and not otherwise required to be taken by the Merger Agreement.

Conditions to the Mergers

Conditions to Each Party’s Obligation to Consummate the Transactions

The Merger Agreement contains a number of closing conditions, including the following conditions that apply to the obligations of each of SilverSun, Rhodium, Merger Sub I and Merger Sub II:

•        SilverSun shall have obtained the approval of its stockholders to adopt the Merger Agreement and the Transactions contemplated by the Merger Agreement, including the Mergers;

•        Rhodium shall have obtained the approval of its Class B stockholders to adopt the Merger Agreement;

•        the registration statement on Form S-4 (together with all amendments and supplements, and including this proxy statement/prospectus, the “registration statement”), of which this proxy statement/prospectus forms a part, shall have become effective under the Securities Act, and no stop order suspending the effectiveness of the SilverSun registration statement shall have been issued and no proceeding for that purpose shall have been initiated or threatened in writing by the SEC or its staff and not withdrawn;

•        the registration statement on Form 10, as may be amended from time to time, filed by SilverSun Holdings with the SEC to effect the registration of the shares of common stock of SilverSun Holdings shall have become effective and no stop order suspending the effectiveness of the Form 10 shall have been issued and no proceeding for that purpose shall have been initiated or threatened in writing by the SEC or its staff and not withdrawn;

•        the shares of SilverSun Class A common stock to be issued to Rhodium stockholders pursuant to the Merger Agreement shall have been approved for listing on Nasdaq, subject only to official notice of issuance;

•        the parties to the Merger Agreement shall have received all approvals with any governmental body necessary to consummate the transactions contemplated by the Merger Agreement, including, but not limited to, the expiration or termination of the waiting period under the HSR Act, as amended, if applicable; and

•        there have not been enacted, promulgated or made effective following the date of the Merger Agreement any law or order by a governmental body of competent jurisdiction that enjoins or otherwise prohibits or makes illegal, and there has not been any legal action by any governmental body seeking to enjoin or prohibit or make illegal, the consummation of the transactions contemplated by the Merger Agreement, and there is not in effect any injunction (whether temporary, preliminary or permanent) by any governmental body of competent jurisdiction that enjoins or otherwise prohibits the consummation of the transactions contemplated by the Merger Agreement.

Conditions to the SilverSun Entities’ Obligation to Consummate the Transactions

In addition to the conditions described above, the obligation of the SilverSun Entities to effect, or cause to be effected, the transactions contemplated by the Merger Agreement, including the Mergers, are also subject to the satisfaction of the following conditions, unless waived by writing in SilverSun:

•        Certain representations and warranties of Rhodium shall be true and correct as of the Closing (except to the extent such representations and warranties expressly relate to an earlier date, in which case as of such earlier date), subject to certain exceptions depending on the specific representation and warranty.

•        Rhodium shall have performed in all material respects its obligations and covenants required to be performed by it at or before closing under the Merger Agreement at or before closing.

•        There shall not have been a Company Material Adverse Effect (as such term is defined in the Merger Agreement).

•        SilverSun shall have received a certificate, signed by an executive officer of Rhodium, from Rhodium certifying certain of its representations and warranties, and SilverSun shall have received from Rhodium each of the other documents and agreements required to be delivered by Rhodium to SilverSun at closing under the Merger Agreement at or prior to closing.

Conditions to Rhodium’s Obligation to Consummate the Transactions

In addition to the conditions described above, the obligation of Rhodium to effect, or cause to be effected, the transactions contemplated by the Merger Agreement, including the Mergers, are also subject to the satisfaction of the following conditions, unless waived by writing in Rhodium:

•        Certain representations and warranties of the SilverSun Entities shall be true and correct as of the Closing (except to the extent such representations and warranties expressly relate to an earlier date, in which case as of such earlier date), subject to certain exceptions depending on the specific representation and warranty.

•        Each SilverSun Entity shall have performed in all material respects its obligations and covenants required to be performed by it at or before closing under the Merger Agreement at or before closing.

•        There shall not have been a Parent Material Adverse Effect (as such term is defined in the Merger Agreement).

•        Rhodium shall have received from SilverSun the Separation Agreement and each Ancillary Agreement (as defined in the Separation Agreement) duly executed the parties to the separation agreement and the transaction contemplated thereby shall have been consummated in all material respects (except the Distribution) immediately prior to the First Effective Time.

•        Rhodium shall have received a certificate, signed by an executive officer of SilverSun, from SilverSun certifying certain of its representations and warranties, and Rhodium shall have received from the SilverSun Entities each of the other documents and agreements required to be delivered by Rhodium to SilverSun at closing under the Merger Agreement at or prior to closing.

•        SilverSun will not be subject to any liability for indebtedness (including for borrowed money or otherwise) at the closing (except as disclosed on the Parent Disclosure Schedules (as defined in the Merger Agreement)) and the SilverSun Entities’ expenses incurred in connection with the Merger Agreement and the transactions contemplated thereby have not exceeded $3,000,000.

Termination of the Merger Agreement

Rhodium or SilverSun may terminate the Merger Agreement at any time prior to the Effective Time (including after the Special Meeting of the stockholders of SilverSun, even if the stockholders have adopted the Merger Agreement) by mutual written consent, or if:

•        the Closing has not occurred by March 31, 2023 (the “Termination Date”), and the party desiring to terminate the Merger Agreement for this reason is not then in material breach of the Merger Agreement;

•        the stockholders of SilverSun hold a meeting to consider the Merger Agreement but do not vote to adopt the Merger Agreement, except that SilverSun will not have the right to terminate the Merger Agreement for this reason where the failure to obtain the requisite vote has been caused by the action or failure to act by the SilverSun Entities and such action or failure to act constitutes a material breach of the Merger Agreement;

•        a U.S. federal, state or non-U.S. court of competent jurisdiction or federal, state or non-U.S. governmental, regulatory or administrative agency or commission will have issued an order, decree or ruling or taken any other action permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by the Merger Agreement and such order, decree, ruling or other action will have become final and non-appealable;

•        one of the other parties has breached any representation or warranty or failed to perform any covenant or agreement in the Merger Agreement, or any representation or warranty of the other parties has become untrue, in any case such that the condition to the Closing of the Merger Agreement related to the performance of the covenants and agreements in the Merger Agreement by the other party and the accuracy of the representations and warranties of the other party would not be satisfied as of the date of the termination, and the breach is not curable by March 31, 2023 or, if curable, is not cured within the earlier of (i) 10 days after the party desiring to terminate the Merger Agreement gives written notice of the breach to the other party and (ii) three (3) business days of March 31, 2023, and the party desiring to terminate the Merger Agreement is not, at the time of the termination, in breach of any representation, warranty, covenant or agreement in the Merger Agreement that would give rise to the right of the other party to terminate the Merger Agreement; or

•        the conditions to the terminating party’s obligation to consummate the Closing have been satisfied (other than any condition the failure of which to be satisfied has been caused by the breach by the other party and conditions by their nature which will be satisfied at Closing) and the other party has failed to fulfill its obligations and agreements contained in the Merger Agreement to consummate the Closing within three (3) business days following written notice of such satisfaction from the terminating party and the terminating party is ready, willing and able to consummate the Closing.

Rhodium may also terminate the Merger Agreement if:

•        there has been a Parent Adverse Recommendation Change (as defined in the Merger Agreement);

•        the SilverSun Board approves, endorses or recommends to stockholders a Superior Proposal (as defined in the Merger Agreement) or (ii) a tender offer or exchange offer for any outstanding shares of capital stock of SilverSun is commenced before obtaining the requisite vote from SilverSun stockholders and the SilverSun Board fails to recommend against acceptance of such tender offer or exchange offer by its stockholders within ten (10) business days after commencement; or

•        SilverSun materially breaches its non-solicitation obligations as set forth in the Merger Agreement.

Expenses and Termination Fees

Transaction Expenses

Except as otherwise provided in the Merger Agreement, whether or not the Mergers are consummated, Expenses incurred by any party or on its behalf in connection with the Merger Agreement and the transactions contemplated by it shall be paid by the party incurring those Expenses; the Surviving Company will not have any liability with respect to any Expenses of the SilverSun Entities, including with respect to any Expenses (including, any filing and mailing fees) related to this Registration Statement (which such Expenses shall be the sole cost and responsibility of SilverSun Holdings pursuant to the terms of the Separation Agreement).

SilverSun Termination Fee

SilverSun is also obligated to pay Rhodium a termination fee of $5,000,000 if the Merger Agreement is terminated by Rhodium, in the event:

•        the SilverSun Board effects a Parent Adverse Recommendation Change (as defined in the Merger Agreement);

•        the SilverSun Board approves, endorses or recommends to stockholders a Superior Proposal (as defined in the Merger Agreement) or (ii) a tender offer or exchange offer for any outstanding shares of capital stock of SilverSun is commenced before obtaining the requisite vote from SilverSun stockholders and the SilverSun Board fails to recommend against acceptance of such tender offer or exchange offer by its stockholders within ten (10) business days after commencement;

•        there has been a material breach of the “no solicitation” provisions of the Merger Agreement;

•        SilverSun or either Merger Sub breaches any of its respective representations, warranties, covenants or agreements in the Merger Agreement, which breach would result in the applicable conditions to closing not being satisfied and cannot be cured by March 31, 2023, or, if curable, has not been cured by such entity with the earlier of 10 days after receipt of written notice of such breach from Rhodium and three (3) business days prior to March 31, 2023, unless Rhodium is itself in breach of any of its representations, warranties, covenants or agreements in the Merger Agreement that would result in the applicable conditions to closing not being satisfied;

•        the requisite vote of the stockholders of SilverSun to adopt the Merger Agreement is not obtained by the Termination Date solely due to the action or failure to act by the SilverSun Entities and such action or failure to act constitutes a material breach of the Merger Agreement; or

•        SilverSun fails to fulfill its obligation and agreement to consummate the Closing, subject to the satisfaction of applicable closing conditions, after receiving any required notice from Rhodium and Rhodium is ready, willing and able to consummate the transactions.

Rhodium Termination Fee

Rhodium is obligated to pay SilverSun a termination fee of $5,000,000 if the Merger Agreement is terminated by SilverSun, in the event:

•        Rhodium breaches any of its respective representations, warranties, covenants or agreements in the Merger Agreement, which breach would result in the applicable conditions to closing not being satisfied and cannot be cured by March 31, 2023, or, if curable, has not been cured by such entity with the earlier of 10 days after receipt of written notice of such breach from SilverSun and three (3) business days prior to March 31, 2023, unless SilverSun is itself in breach of any of its representations, warranties, covenants or agreements in the Merger Agreement that would result in the applicable conditions to closing not being satisfied; or

•        Rhodium fails to fulfill its obligation and agreement to consummate the Closing, subject to the satisfaction of applicable closing conditions, after receiving any required notice from SilverSun and SilverSun is ready, willing and able to consummate the transactions.

Amendment; Extensions and Waivers

The parties may amend the Merger Agreement, in whole or in part, only if such amendment or modification is in writing and signed by both parties.

At any time prior to the effective time of the Merger, each party may, by action taken by its board of directors, to the extent legally allowed:

•        extend the time for the performance of any of the obligations or other acts of the other parties to the Merger Agreement;

•        waive any inaccuracies in the representations and warranties made to such party contained in the Merger Agreement or in any document delivered pursuant to the Merger Agreement; and

•        subject to applicable law, waive compliance with any of the agreements or conditions for the benefit of such party contained in the Merger Agreement.

At this time, the SilverSun Board does not contemplate or intend to waive any condition to consummation of the Merger. If the SilverSun Board chooses to grant a waiver, SilverSun stockholders would not have an opportunity to vote on that waiver, and SilverSun and its stockholders would not have the benefit of the waived condition. The SilverSun Board expects that it would waive a condition to the consummation of the Merger only after determining that the waiver would have no material effect on the rights and benefits SilverSun and its stockholders expect to receive from the Merger.

Governing Law

All matters arising out of or relating to the Merger Agreement and the transactions (including its interpretation, construction, performance and enforcement) are governed by and will be construed in accordance with the laws of the State of Delaware without giving effect to any choice or conflict of law provision or rule that would cause the application of laws of any jurisdictions other than those of the State of Delaware.

Voting Agreement

In connection with the execution of the Merger Agreement, Rhodium, Mark Meller (the CEO and Chairman of SilverSun), Sharieve Meller (the wife of Mr. Meller) and the Mark M. Meller Family Trust (the “Meller Parties”) entered into the voting agreement. Pursuant to the voting agreement, subject to certain exceptions, the Meller Parties, who collectively beneficially owned approximately 38.17% of the outstanding SilverSun common stock as of the date of this proxy statement/prospectus, have committed to vote the shares each party thereto beneficially owns, in favor of the adoption of the Merger Agreement and any other matters necessary for the consummation of the transactions contemplated by the Merger Agreement, including the Mergers.

Rhodium Stockholder Approval

The authorization, approval and adoption of the Merger Agreement is subject to the approval of the Rhodium stockholders. The written consent or affirmative vote of the holders of a majority of the outstanding shares of Rhodium common stock is required to approve the Merger Agreement, the other transactions contemplated thereby, including the Mergers. In connection with the Merger Agreement, Rhodium’s directors, executive officers and certain Rhodium stockholders, including Imperium which owns 100% of the issued and outstanding shares of Rhodium Class B common stock entered into a voting and support agreement with SilverSun pursuant to which, among other matters, such directors, officers and Rhodium stockholders have agreed to vote their respective shares of Rhodium common stock for the approval and adoption of the Merger Agreement, and the other transactions contemplated thereby, including the Mergers.

Technologies LLC Agreement

In connection with the Mergers, we will enter into the Technologies LLC Agreement. Under the Technologies LLC Agreement, we will have the right to determine when distributions will be made to the holders of Technologies Units and the amount of any such distributions. Following the Mergers, if we authorize a distribution, such distribution will be made to the holders of Technologies Units on a pro rata basis in accordance with their respective percentage ownership of Technologies Units.

The holders of Technologies Units, including us, will generally incur U.S. federal, state and local income taxes on their proportionate share of any taxable income of Technologies and will be allocated their proportionate share of any taxable loss of Technologies. Net profits and net losses of Technologies generally will be allocated to holders of Technologies Units on a pro rata basis in accordance with their respective percentage ownership of Technologies Units, except that certain non-pro rata adjustments will be required to be made to reflect built-in gains and losses and tax depreciation and amortization with respect to such built-in gains and losses. The Technologies LLC Agreement will provide, to the extent cash is available, for tax distributions to the holders of Technologies Units. Generally, these tax distributions will be computed based on our estimate of the taxable income of Technologies that is allocable to a holder of Technologies Units, multiplied by an assumed tax rate equal to the highest effective marginal combined U.S. federal, state and local income tax rate prescribed for an individual (or, if higher, a corporation) resident in New York, New York (taking into account the character of the allocated income and the deductibility of state and local income tax for federal income tax purposes).

The Technologies LLC Agreement will provide that, except as otherwise determined by us, at any time we issue a share of SilverSun Class A common stock or any other equity security, the net proceeds received by us with respect to such issuance, if any, shall be concurrently invested in Technologies, and Technologies shall issue to us one Technologies Unit or other economically equivalent equity interest. Conversely, if at any time, any shares of SilverSun Class A common stock are redeemed, repurchased or otherwise acquired, Technologies shall redeem, repurchase or otherwise acquire an equal number of Technologies Units held by us, upon the same terms and for the same price, as the shares of SilverSun Class A common stock are redeemed, repurchased or otherwise acquired.

Further, the Technologies LLC Agreement will provide that Imperium (and certain permitted transferees thereof) may exchange its Technologies Units, along with a corresponding number of SilverSun Class B common stock, for shares of SilverSun Class A common stock on a one-for-one basis, subject to customary conversion rate adjustments for stock splits, stock dividends and reclassifications. At our election and pursuant to the Cash Election, we may give the exchanging holders of Technologies Units cash in an amount equal to the value of such SilverSun Class A common stock instead of shares of Class A common stock. The Technologies LLC Agreement also provides that Imperium will not have the right to exchange Technologies Units if SilverSun determines that such exchange would be prohibited by law or regulation or would violate other agreements with SilverSun or its subsidiaries to which such holder may be subject. SilverSun may impose additional restrictions on any exchange that it determines to be necessary or advisable so that Technologies is not treated as a “publicly traded partnership” for U.S. federal income tax purposes. As a holder exchanges Technologies Units, along with a corresponding number of our SilverSun Class B common stock, for shares of SilverSun Class A common stock, the number of Technologies Units held by SilverSun will be correspondingly increased as SilverSun acquires the exchanged Technologies Units. In accordance with the Technologies LLC Agreement, any holder who surrenders all of its Technologies Units for exchange must concurrently surrender all shares of Class B common stock held by it (including fractions thereof) to SilverSun.

Technologies will be dissolved only upon the first to occur of (i) the sale of substantially all of its assets, (ii) approval of its dissolution by the managing member, and a vote in favor of dissolution by at least two-thirds of the holders of its Class B units or (iii) entry of a judicial order to dissolve the company. Upon dissolution, Technologies will be liquidated and the proceeds from any liquidation will be applied and distributed in the following manner: (a) first, to creditors (including to the extent permitted by law, creditors who are members) in satisfaction of the liabilities of Technologies, (b) second, to establish cash reserves for contingent or unforeseen liabilities and (c) third, to the members in proportion to the number of Technologies Units owned by each of them.

Tax Receivable Agreement

As described in “Technologies LLC Agreement” above, Imperium (and their permitted transferees) may exchange its Technologies Units (together with a corresponding number of shares of SilverSun Class B common stock) for shares of SilverSun Class A common stock (on a one-for-one basis, subject to conversion rate adjustments for stock splits, stock dividends and reclassification and other similar transactions or, at our election, for cash). Technologies will have in place an election under Section 754 of the Code, that will be effective for the taxable year that includes the Mergers and each taxable year in which an exchange of Technologies Units, along with a corresponding number of our SilverSun Class B common stock, for shares of SilverSun Class A common stock pursuant to the Redemption Right (or resulting from an exchange of Technologies Units for cash pursuant to the Cash Election) occurs.

As a result of having the Section 754 election in effect, each future exchange of Technologies Units, along with a corresponding number of our SilverSun Class B common stock, for SilverSun Class A common stock (as well as any exchange of Technologies Units, along with a corresponding number of our SilverSun Class B common stock, for cash) is expected to result in an adjustment to the tax basis of the tangible and intangible assets of Technologies (or our proportionate share of such tax basis). Adjustments to the tax basis of the tangible and intangible assets of Technologies described above would not have been available absent these exchanges of Technologies Units, along with a corresponding number of our SilverSun Class B common stock. The anticipated basis adjustments are expected to increase (for tax purposes) our depreciation, depletion and amortization deductions and may also decrease our gains (or increase our losses) on future dispositions of certain capital assets to the extent tax basis is allocated to those capital assets. Such increased deductions and losses and reduced gains may reduce the amount of tax that we would otherwise be required to pay in the future.

We will enter into a Tax Receivable Agreement with Imperium. This agreement generally provides for the payment by SilverSun to Imperium of 85% of the net cash savings, if any, in U.S. federal, state and local income tax or franchise tax that SilverSun actually realizes (or is deemed to realize in certain circumstances) in periods after the Mergers as a result of (i) the tax basis increases resulting from the exchange of Technologies Units, and the corresponding surrender of an equivalent number of shares of SilverSun Class B common stock, by Imperium for shares of SilverSun Class A common stock (or for cash pursuant to the Cash Election) pursuant to the Redemption Right, and (ii) imputed interest deemed to be paid by us as a result of, and additional tax basis arising from, any payments we make under the Tax Receivable Agreement.

The payment obligations under the Tax Receivable Agreement are our obligations and not obligations of Technologies. For purposes of the Tax Receivable Agreement, cash savings in tax generally are calculated on a “with and without basis” by comparing our actual tax liability to the amount we would have been required to pay had we not been able to utilize any of the tax benefits subject to the Tax Receivable Agreement. The actual increase in tax basis of Technologies and the amounts payable, as well as the timing of any payments, under the Tax Receivable Agreement are dependent upon significant future events and assumptions, including (but not limited to) the timing of the exchanges of Technologies Units and surrender of a corresponding number of our SilverSun Class B common stock, the price of our SilverSun Class A common stock at the time of each exchange, the extent to which such exchanges are taxable transactions, the amount of the exchanging holder’s tax basis in its Technologies Units at the time of the relevant exchange, the depreciation, depletion and amortization periods that apply to the increase in tax basis, the types of asserts held by Technologies, the amount and timing of taxable income we generate in the future, the U.S. federal income tax rate then applicable, and the portion of SilverSun’s payments under the Tax Receivable Agreement that constitute imputed interest or give rise to depreciable or amortizable tax basis. The term of the Tax Receivable Agreement will commence upon the completion of the Mergers and will continue until all such tax benefits have been utilized or have expired, unless we terminate the Tax Receivable Agreement and are required to make the termination payment specified in the agreement, at our election (subject to Imperium’s right to delay any such early termination for up to two years), as a result of our breach or in the event of a change of control event as described below. We expect that the payments that we will be required to make under the Tax Receivable Agreement could be substantial based on the future operations and activities of Technologies and proposed changes in the applicable tax law.

Assuming no material changes in the relevant tax law and a price of $            per share of SilverSun Class A common stock (based on Class A Exchange Ratio), we expect that if we experienced a change of control or the Tax Receivable Agreement were terminated immediately after the Mergers, the estimated lump-sum payment would be approximately $            (calculated using a discount rate equal to the one-year London Interbank Offered Rate (or an agreed successor rate, if applicable) plus 100 basis points, applied against an undiscounted liability of approximately $            ). The foregoing amounts are based on certain simplifying assumptions and are merely estimates and the actual payments could differ materially. We expect that future operations and activities of Technologies in the period between the Mergers and an early termination or a change of control event could substantially increase the actual tax benefits realized and the corresponding Tax Receivable Agreement payments as compared to these estimates. The payments under the Tax Receivable Agreement will not be conditioned upon a holder of rights under the Tax Receivable Agreement having a continued ownership interest in either Technologies or us.

In addition, although we are not aware of any issue that would cause the IRS, to challenge potential tax basis increases or other tax benefits covered under the Tax Receivable Agreement, the holders of rights under the Tax Receivable Agreement will not reimburse us for any payments previously made under the Tax Receivable Agreement if such basis increases or other benefits are subsequently disallowed, except that excess payments made to any such holder will be netted against payments otherwise to be made, if any, to such holder after our determination of such excess. As a result, in such circumstances, we could make payments that are greater than our actual cash tax savings, if any, and may not be able to recoup those payments, which could adversely affect our liquidity.

The Tax Receivable Agreement will provide that in the event that we breach any of our material obligations under it, whether as a result of our failure to make any payment when due (including in cases where we elect to terminate the Tax Receivable Agreement early, the Tax Receivable Agreement is terminated early due to certain mergers or other changes of control or we have available cash but fail to make payments when due under circumstances where we do not have the right to elect to defer the payment, as described below), failure to honor any other material obligation under it or by operation of law as a result of the rejection of the Tax Receivable Agreement in a case commenced under the United States Bankruptcy Code or otherwise, then all our payment and other obligations under the Tax Receivable Agreement will be accelerated and will become due and payable applying the same assumptions described above. Such payments could be substantial and could exceed our actual cash tax savings under the Tax Receivable Agreement.

We may request to terminate the Tax Receivable Agreement early, which could require us to make an immediate lump-sum payment. However, under the Tax Receivable Agreement, Imperium may delay our request for early termination for up to two years, during which time the value of such lump-sum payment could substantially increase. Additionally, if we experience a change of control (as defined under the Tax Receivable Agreement, which includes certain mergers, asset sales and other forms of business combinations) or the Tax Receivable Agreement terminates early as a result of our breach, we would be required to make an immediate lump-sum payment. In the case of a change of control or early termination (at our election or as a result of our breach), the immediate lump-sum payment would equal the present value of hypothetical future payments that could be required to be paid under the Tax Receivable Agreement (calculated using a discount rate equal to the one-year London Interbank Offered Rate (or an agreed successor rate, if applicable) plus 100 basis points). The calculation of the hypothetical future payments will be based upon certain assumptions and deemed events set forth in the Tax Receivable Agreement, including (i) the sufficiency of taxable income to fully utilize the tax benefits, (ii) any Technologies Units (other than those held by us) outstanding on the termination date are exchanged on the termination date and (iii) the utilization of certain loss carryovers.

Any payment upon a change of control or early termination may be substantial and may be made significantly in advance of the actual realization of the future tax benefits to which the payment obligation relates. Accordingly, our ability to use the tax benefits covered by the Tax Receivable Agreement may be significantly delayed, and such tax benefits may expire before we are able to utilize them. Except in the event of a change of control transaction or an early termination, we will not be obligated to make a payment under the Tax Receivable Agreement with respect to any tax benefits that we are unable to utilize. However, if we experience a change of control or the Tax Receivable Agreement is terminated early, the assumptions required to be made under the Tax Receivable Agreement in calculating our obligation include the sufficiency of taxable income to fully utilize the tax benefits covered by the Tax Receivable Agreement. As a result, in these circumstances, we could be required to make an immediate lump-sum payment under the Tax Receivable Agreement that could have a substantial negative impact on our liquidity and could have the effect of delaying, deferring or preventing certain mergers, asset sales, or other forms of business combinations or changes of control, even though our ability to recognize any related realized cash tax savings is uncertain. Accordingly, the immediate lump-sum payment could significantly exceed our actual cash tax savings to which such payment relates. Imperium will not reimburse us for any portion of such payment if we are unable to utilize any of the tax benefits that give rise to such payment.

Decisions we make in the course of running our business, such as with respect to mergers, asset sales, other forms of business combinations or other changes in control, may influence the timing and amount of payments that are received by Imperium under the Tax Receivable Agreement. For example, the earlier disposition of assets following an exchange of Technologies Units, along with a corresponding number of our SilverSun Class B common stock, may accelerate payments under the Tax Receivable Agreement and increase the present value of such payments, and the disposition of assets before an exchange of Technologies Units, along with a corresponding number of our SilverSun Class B common stock, may increase the Imperium’s tax liabilities without giving rise to any rights of Imperium to receive payments under the Tax Receivable Agreement.

Payments generally will be due under the Tax Receivable Agreement within 30 days following the finalization of the schedule with respect to which the payment obligation is calculated, although interest on such payments will begin to accrue from the due date (without extensions) of such tax return. Except in cases where we elect to terminate the Tax Receivable Agreement early, the Tax Receivable Agreement is terminated early due to certain mergers or other changes of control, generally we may elect to defer payments due under the Tax Receivable Agreement (which shall accrue interest at the default rate, discussed below) if we do not have available cash to satisfy our payment obligations under the Tax Receivable Agreement or if our contractual obligations limit our ability to make these payments. We have no present intention to defer payments under the Tax Receivable Agreement.

Because SilverSun will be a holding company with no operations of our own, our ability to make payments under the Tax Receivable Agreement is dependent on the ability of Technologies to make distributions to us in an amount sufficient to cover our obligations under the Tax Receivable Agreement; this ability, in turn, may depend on the ability of Technologies’ subsidiaries to make distributions to it. The ability of Technologies, its subsidiaries and equity investees to make such distributions will be subject to, among other things, the applicable provisions of Delaware law that may limit the amount of funds available for distribution and restrictions in relevant debt instruments issued by Technologies and/or its subsidiaries and equity investees. To the extent that we are unable to make payments under the Tax Receivable Agreement for any reason, such payments will be deferred and will accrue interest at a default rate of the one-year London Interbank Offered Rate (or an agreed successor rate, if applicable) plus 500 basis points until paid.

The form of the Tax Receivable Agreement is filed as an exhibit to the registration statement of which this prospectus forms a part, and the foregoing description of the Tax Receivable Agreement is qualified by reference thereto.

THE SEPARATION AGREEMENT

The following summary of the Separation Agreement is qualified by reference to the complete text of the Separation Agreement, which is incorporated by reference and a copy of which is attached as Annex B to this proxy statement/prospectus. The rights and obligations of the parties are governed by the express terms and conditions of the Separation Agreement and not by this summary or any other information contained in this proxy statement/prospectus. We urge you to read the Separation Agreement carefully and in its entirety, as well as this proxy statement/prospectus, before making any decisions regarding the Distribution.

The Separation Agreement has been included with this proxy statement/prospectus to provide you additional information regarding its terms. The separation agreement sets forth the contractual rights of SilverSun but is not intended to be a source of factual, business or operational information about SilverSun. That kind of information can be found elsewhere in this proxy statement/prospectus and in the other filings SilverSun makes with the SEC, which are available as described in “Where You Can Find More Information.”

As a stockholder, you are not a third-party beneficiary of the separation agreement and therefore you may not directly enforce any of its terms or conditions. The disclosure schedules have not been made public because, among other reasons, they include confidential or proprietary information. The parties believe, however, that all information material to a stockholder’s decision to approve the Distribution is included or incorporated by reference in this proxy statement/prospectus.

General Description of the Distribution

On September 29, 2022, in conjunction with its execution of the Merger Agreement, SilverSun announced that, pursuant to the Separation Agreement and subject to stockholder approval, it was proceeding with a plan to spin-off the businesses presently operated by its wholly owned subsidiaries, SWK and SCS. SilverSun Holdings (formerly known as SWK Technologies Holdings, Inc.), a newly formed wholly owned subsidiary of SilverSun, will, following the Contribution, be the parent of SWK and SCS and hold all of their respective shares, assets and liabilities. The spin-off will be achieved through the transfer and the distribution by SilverSun of all of the outstanding shares of SilverSun Holdings common stock to holders of SilverSun common stock as of the close of business on the Dividend and Distribution Record Date, which we refer to as the Distribution. In connection with the Distribution, SilverSun’s stockholders as of the Dividend and Distribution Record Date will receive one share of SilverSun Holdings common stock for every one share of SilverSun common stock held by them as of the close of business on the Dividend and Distribution Record Date. The spin-off will be completed in conjunction with the Mergers. Following the Distribution, SilverSun’s stockholders as of the close of business on the Dividend and Distribution Record Date will own 100% of the outstanding shares of SilverSun Holdings common stock, SilverSun Holdings will, subject to OTCQX approval, be an independent, publicly traded company, and SilverSun will retain no ownership interest in SilverSun Holdings.

During the year ended December 31, 2022, and the nine-months period ended September 30, 2022, approximately 99% of the revenues generated by SilverSun were generated by SWK. SWK is a technology and consulting company which is a value-added reseller of business application software, offering solutions for accounting and business management, financial reporting, Enterprise Resource Planning, Human Capital Management, Warehouse Management Systems, Customer Relationship Management, and Business Intelligence. Additionally, SWK has its own development staff which builds software solutions for various ERP enhancements. SWK’s value-added services focus on consulting and professional services, specialized programming, training, and technical support. SWK also has a dedicated Information Technology network services practice that provides managed services, cybersecurity, application hosting, disaster recovery, business continuity, cloud and other services. SCS has minimal operations, currently generates no revenues and is not expected to generate revenues in the near future although it does have certain depreciation and amortization expenses. Critical Cyber Defense Corp. or CCDC is a wholly owned subsidiary of SilverSun that will not be spun-out and will remain a subsidiary of SilverSun following the Mergers and Distribution. CCDC was formed by SilverSun in May 2018 for the purpose of providing cyber defense products and enterprise level security services to the mid-market. CCDC’s cybersecurity-as-a-service offering includes a security operations center, incident response, cybersecurity assessments, and hacking simulations. The service is particularly well-suited for customers in compliance-driven and regulated industries, including financial services, cryptocurrency, pension administration, insurance, and the land and title sector. CCDC interacts with customers and collects revenue, but significant aspects of the actual IT implementation and operations are conducted by a third party. The business is operated in this manner because SilverSun and CCDC have not been successful in developing enough client revenue to insource all aspects of this cyber defense business. Commissions from a third-party security company are included in revenues for CCDC’s operation. Annualized revenues of CCDC are approximately $50,000.

SilverSun and Rhodium have agreed to leave CCDC in SilverSun for two fundamental reasons. First, Rhodium’s Bitcoin mining business is the type of operation that has an acute need for cyber defense services because hostile third parties often try to infiltrate the systems of “crypto” companies to misappropriate their cryptocurrency assets. Rhodium is optimistic that having in-house expertise and functionality will enable it to optimize its cyber security profile in a cost-effective manner. Second, SWK plans to focus on SWK’s core IT and software business.

Following a strategic review, it was determined that separating the businesses of SWK and SCS from the business of Rhodium and CCDC, would be in the best interests of SilverSun and its stockholders and that the Distribution would create two companies with attributes that best position each company for long-term success, including the following:

•        Distinct Focus.    Each Company will benefit from a strategic and management focus on its specific operational and growth priorities.

•        Differentiated Investment Theses.    Each company will offer differentiated and compelling investment opportunities based on its particular operating and financial model, allowing it to more closely align with its natural investor type.

•        Optimized Balanced Sheet and Capital Allocation Priorities.    Each company will operate with a capital structure and capital deployment strategy tailored to its specific business model and growth strategies without having to compete with the other for investment capital.

•        Direct Access to Capital Markets.    Each company will have its own equity structure that will afford it direct access to the capital markets and allow it to capitalize on its unique growth opportunities appropriate to its business.

•        Alignment of Incentives with Performance Objectives.    Each company will be able to offer incentive compensation arrangements for employees that are more directly tied to the performance of its business and may enhance employee hiring and retention by, among other things, improving the alignment of management and employee incentives with performance and growth objectives.

•        Incremental Stockholder Value.    Each company will benefit from the investment community’s ability to value its businesses independently within the context of its particular industry with the anticipation that, over time, the aggregate market value of the companies will be higher, on a fully distributed basis and assuming the same market conditions, than if SilverSun were to remain under its current configuration.

Neither SilverSun nor SilverSun Holdings can assure you that, following the Distribution, any of the benefits described above or otherwise in this proxy/registration statement will be realized to the extent anticipated or at all.

Regulatory Approvals and Appraisal Rights

It is a condition to Closing that SilverSun Holdings must complete the necessary registration under the federal securities laws of the SilverSun Holdings common stock to be issued in connection with the Distribution. SilverSun Holdings must also complete and file a listing application to list such shares. Other than these requirements, SilverSun does not believe that any other material governmental or regulatory filings or approvals will be necessary to consummate the Distribution.

SilverSun stockholders will not have any appraisal rights in connection with the Distribution.

Share Issuance Matters

On or shortly following the date of the Distribution, the distribution agent for the issuance will mail to stockholders that hold their SilverSun shares directly, and are therefore registered holders, a direct registration account statement that reflects the number of shares of SilverSun Holdings common stock that have been registered in book-entry form in their name.

For shares of SilverSun stock that are held through a bank or brokerage firm, the bank or brokerage firm will credit the stockholder’s account with the shares of SilverSun Holdings common stock that they are entitled to receive in connection with the Distribution.

Management of SilverSun Holdings

The current officers and directors of SilverSun will resign in conjunction with the Mergers and following the Distribution and the Mergers will serve in the same capacities for SilverSun Holdings that they served for SilverSun and will be compensated at the same rates and on the same terms applicable to their respective engagements by SilverSun.

Capitalization of SilverSun Holdings

Prior to the Distribution, SilverSun Holdings capitalization will mirror the capitalization of SilverSun at the time of execution of the Merger Agreement. Accordingly, SilverSun Holdings Certificate of Incorporation will authorize 75,000,000 shares of common stock, par value $0.001 per share and 1,000,000 shares of blank check preferred stock, par value $0.001 per share, of which two shares shall be designated as Series A preferred stock. All of the shares of SilverSun Holdings preferred stock will be available for issuance, with such designations, rights and preferences as determined from time to time by SilverSun Holdings board of directors. As a result of the foregoing, the SilverSun Holdings board of directors will be able to issue without further stockholder approval, preferred stock with dividend, liquidation, conversion, voting or other rights that could adversely affect the voting power or other rights of the holders of SilverSun Holdings common stock. The issuance of preferred stock by SilverSun Holdings could, under certain circumstances, discourage, delay or prevent a change in control of SilverSun Holdings. SilverSun Holdings has no present plans or arrangements to issue any shares of preferred stock.

Listing of Shares

In conjunction with the Distribution, SilverSun Holdings shall apply to have its common stock listed for trading on OTCQX.

At Closing, SilverSun and SilverSun Holdings will enter into the Separation and Distribution Agreement. Thereunder, all of the issued and outstanding common stock of SilverSun Holdings, which, following the Contribution (defined below), will own all of the issued and outstanding common stock of (i) SWK, and (ii) SCS, will be distributed on a pro rata basis to the stockholders of SilverSun as of the Dividend and Distribution Record Date.

On or prior to the Distribution, SilverSun and SilverSun Holdings will adopt the Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws of SilverSun Holdings in substantially the firm filed with this Registration Statement. Following the Distribution, SilverSun Holdings will operate the pre-Closing business of SWK and SCS, and SilverSun Holdings will prepare and file for public listing of the SilverSun Holdings shares distributed in the Distribution in reliance on the Form 10 filed by SilverSun Holdings with the SEC, while concurrently giving Nasdaq not less than 10 days advanced notice of the Distribution.

Promptly following the Second Merger (and in all events on the same business day as the Second Effective Time), SilverSun will issue a cash dividend of at least $1.50 per pre-Merger/pre-Reverse Stock Split share pro rata in the aggregate amount of approximately $8,500,000 to its pre-Merger SilverSun stockholders of record as of the Dividend and Distribution Record Date. The Dividend amount shall come from the $10,000,000 cash to be received from Rhodium in connection with the Mergers.

Following the Distribution, SilverSun will have no wholly owned subsidiaries other than CCDC. The Separation Agreement sets forth the terms and conditions regarding the separation of the cybersecurity and cloud services businesses from SilverSun.

Prior to the Distribution, SilverSun will contribute all of the issued and outstanding common stock of its wholly owned subsidiaries, SWK and SCS, to SilverSun Holdings. Following the Mergers, SilverSun will consummate the Distribution to the stockholders of SilverSun as of the Dividend and Distribution Record Date, pursuant to the Merger Agreement and Separation Agreement. Consummation of the Distribution is subject to conditions that must be satisfied or waived by SilverSun prior to the completion of the separation. In addition, SilverSun has the right in its sole and absolute discretion to determine the date and terms of the Distribution and will have the right, at any time until completion of the Distribution, to determine to abandon or modify the Distribution and to terminate the Separation Agreement.

In addition, the Separation Agreement governs the treatment of indemnification, insurance, and litigation responsibility and management of SilverSun Holdings and SilverSun after the date of Distribution. The Separation Agreement provides that SilverSun Holdings will indemnify SilverSun following the Distribution for any obligations and liabilities related to or arising from the SilverSun Holdings’ business, on the one hand, and SilverSun and its wholly owned subsidiary, CCDC, on the other hand, prior to the date of Distribution. Following the Distribution, SilverSun and SilverSun Holdings will indemnify the other party for any obligations and liabilities related to or arising from its respective businesses on or after the date of Distribution.

Tax Matters Agreement

In connection with the Distribution, SilverSun and SilverSun Holdings will enter into the Tax Matters Agreement that will govern the respective rights, responsibilities, and obligations of SilverSun, SilverSun Holdings and their respective subsidiaries after the Distribution with respect to tax liabilities and benefits, tax attributes, tax returns, tax contests and other tax matters. This summary is qualified by reference to (i) the full text of the form of Tax Matters Agreement, which is incorporated by reference into this prospectus-information statement, and (ii) the terms and conditions of the final Tax Matters Agreement. See “Where You Can Find More Information; Incorporation By Reference.”

In general, the Tax Matters Agreement will govern the rights and obligations of SilverSun, on the one hand, and SilverSun Holdings, on the other hand, after the Distribution with respect to taxes for tax periods (or portions thereof) ending on, before or after the Distribution Date. Subject to certain exceptions, under the Tax Matters Agreement:

SilverSun Holdings generally will be responsible for (i) taxes of SilverSun, SilverSun Holdings and its subsidiaries for tax periods (or portions thereof) ending on or before the Distribution Date, (ii) taxes of SilverSun arising from the Distribution, other than the first $1 million of such taxes, which will be borne by SilverSun, and (iii) taxes of SilverSun arising from and allocable to the business conducted by CCDC (the “CCDC Business”) for tax periods (or portions thereof) beginning after the Distribution Date, to the extent that the CCDC Business does not generate sufficient positive cash flow to pay such tax liabilities;

SilverSun generally will be responsible for (i) the first $1 million of taxes of SilverSun arising from the Distribution, and (ii) taxes of SilverSun and its subsidiaries for tax periods (or portions thereof) beginning after the Distribution Date, other than taxes arising from and allocable to the CCDC Business for which SilverSun Holdings has an indemnification obligation (as discussed above); and

SilverSun will have the right to participate in any audit relating, in whole or in part, to the tax returns of the SilverSun consolidated group relating to the tax period (or portion thereof) ending before or on the Distribution Date, if any issue raised on an audit may have a material adverse effect on SilverSun. While SilverSun Holdings will control such audits, SilverSun Holdings may not settle any such audit without the consent of SilverSun, which may not be unreasonably withheld, conditioned or delayed.

Where the Tax Matters Agreement requires a party to pay an amount in respect of another person’s taxes, such party also is generally required to pay related costs and expenses.

In addition, the Tax Matters Agreement generally will prohibit SilverSun Holdings from taking certain actions that could affect the Distribution’s qualification as a distribution that is tax-free to the SilverSun stockholders pursuant to Section 355(a) of the Code. Among other things, subject to certain exceptions, for a two-year period following the Distribution Date, SilverSun Holdings and its subsidiaries may not:

•        sell, transfer or otherwise dispose of thirty percent (30%) or more of the gross assets of the SilverSun Holdings Business (such percentage to be measured based on fair market value as of the Distribution Date);

•        redeem or repurchase any stock or stock rights of SilverSun Holdings, other than in certain open-market transactions;

•        merge, consolidate or amalgamate with any other person unless, in the case of a merger, consolidation, SilverSun Holdings is the survivor of the merger or consolidation; or

•        amend its certificate of incorporation or take any other action that would affect the voting rights of the equity interests in SilverSun Holdings distributed to SilverSun common stockholders pursuant to the Distribution.

If SilverSun Holdings or any of its affiliates intends to take certain restricted actions described in the Tax Matters Agreement, including the actions described above, SilverSun Holdings will be required to obtain an IRS ruling or an unqualified tax opinion reasonably satisfactory to SilverSun to the effect that such action will not affect the intended tax treatment of the Distribution.

If SilverSun receives a tax opinion from Lucosky Brookman LLP (or another nationally recognized tax advisor with expertise in these matters that is reasonably acceptable to Rhodium Enterprises, Inc.) that the Distribution should qualify as a tax-free distribution to SilverSun stockholders under Section 355(a) of the Code, SilverSun and SilverSun Holdings intend to treat the Distribution as tax-free to the SilverSun stockholders pursuant to Section 355(a) of the Code and SilverSun will covenant that there is no plan or intention to dispose of or discontinue the CCDC Business within two years of the date of Closing.

The Tax Matters Agreement will be binding on and inure to the benefit of any successor to any of the parties of the Tax Matters Agreement to the same extent as if such successor had been an original party to the Tax Matters Agreement.

THE PARTIES TO THE MERGERS

SilverSun Technologies, Inc. (“SilverSun”)
120 Eagle Rock Avenue, Ste 330
East Hanover, New Jersey 07936
(973) 396-1720

SilverSun is a business application, technology and consulting company providing strategies and solutions to meet its clients’ information, technology and business management needs. SilverSun’s services and technologies enable customers to manage, protect and monetize their enterprise assets whether on-premise or in the “Cloud”. For the year ended December 31, 2021, SilverSun had net revenue of approximately $41.7 million and a net loss of approximately $134,000. SilverSun had net revenues of approximately $32.6 million and a net loss of approximately $263,000 for the nine months ended September 30, 2022. Additional information about SilverSun and its subsidiaries, including, but not limited to, information regarding its business, properties, legal proceedings, financial statements and executive compensation is set forth in SilverSun’s Annual Report on Form 10-K for the year ended December 31, 2021 and SilverSun’s Quarterly Reports on Form 10-Q for the quarters ended March 31, 2022, June 30, 2022, and September 30, 2022, which are each incorporated by reference into this proxy statement/prospectus.

Rhodium Enterprises, Inc. (“Rhodium”)
4146 W US Hwy 79,
Rockdale, TX 76567
(956) 746-3486.

Rhodium is a technology company which utilizes proprietary technologies to mine Bitcoin. Rhodium’s strategy is to create innovative technologies to be a cost-efficient producer of Bitcoin. Rhodium’s integrated infrastructure platform includes a liquid-cooling system and efficiency optimization software. For the year ended December 31, 2021, Rhodium had revenue of approximately $137.6 million and net income of approximately $69.1 million. For the nine-months period ended September 30, 2022, Rhodium had revenue of approximately $85.7 million and a net loss of approximately $62.6 million.

Rhodium Enterprises Acquisition Corp. (“Merger Sub I”)
c/o SilverSun Technologies, Inc.
120 Eagle Rock Avenue, Ste 330
East Hanover, New Jersey 07936
(973) 396-1720

Merger Sub I is a wholly owned subsidiary of SilverSun, formed solely for the purpose of engaging in the Mergers and the other transactions contemplated by the Merger Agreement. In the Mergers, Merger Sub I will merge with and into Rhodium, resulting in Rhodium as the surviving company and a wholly owned subsidiary of SilverSun. Thereafter, Merger Sub I will cease to exist.

SilverSun Technologies Holdings, Inc. (“SilverSun Holdings”)
c/o SilverSun Technologies, Inc.
120 Eagle Rock Avenue, Ste 330
East Hanover, New Jersey 07936
(973) 396-1720

SilverSun Holdings is a wholly owned subsidiary of SilverSun, formed solely for the purpose of engaging in the Distribution and Dividend and the other transactions contemplated by the separation agreement. In the Distribution, all of the shares of SilverSun Holdings will be distributed to the SilverSun stockholders of record on a pro rata basis.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS
FOR HOLDERS OF SILVERSUN COMMON STOCK

The following is a summary of the material U.S. federal income tax considerations related to the Distribution and Dividend for U.S. holders (as defined below) that hold our common stock as a “capital asset” (generally property held for investment). This summary does not address all aspects of U.S. federal income taxation that may be relevant to holders in light of their personal circumstances. In addition, this summary does not address the Medicare tax on certain investment income, the alternative minimum tax, U.S. federal estate or gift tax laws, any state, local or non-U.S. tax laws or any tax treaties. This summary also does not address tax considerations applicable to investors that may be subject to special treatment under the U.S. federal income tax laws, such as:

•        any existing holders of Rhodium’s shares of Class A common stock or Technologies Units prior to the Mergers;

•        Investors under the SAFE Transactions;

•        U.S. expatriates and former citizens or long-term residents of the U.S.;

•        banks, insurance companies or other financial institutions;

•        tax-exempt or governmental organizations;

•        qualified foreign pension funds (or any entities all of the interests of which are held by a qualified foreign pension fund) or any other person that is subject to special rules or exemptions under the Foreign Investment in Real Property Tax Act;

•        dealers in securities or foreign currencies;

•        persons whose functional currency is not the U.S. dollar;

•        “controlled foreign corporations,” “passive foreign investment companies,” and corporations that accumulate earnings to avoid U.S. federal income tax;

•        traders in securities that use the mark-to-market method of accounting for U.S. federal income tax purposes;

•        partnerships or other pass-through entities or arrangements for U.S. federal income tax purposes or holders of interests therein;

•        persons deemed to sell our common stock under the constructive sale provisions of the Code;

•        persons that acquired our common stock through the exercise of employee stock options or otherwise as compensation or through a tax-qualified retirement plan; and

•        persons that hold our common stock as part of a straddle, appreciated financial position, synthetic security, hedge, conversion transaction, wash sale or other integrated investment or risk reduction transaction.

If you are a partnership (including an entity or arrangement treated as a partnership for U.S. federal income tax purposes), the U.S. federal income tax treatment of your partners will generally depend on the status of the partners and your activities. If you are a partner in a partnership holding our common stock, you are strongly urged to consult your tax advisor regarding the tax consequences of the Distribution and Dividend.

This discussion is based on the Code and administrative pronouncements, judicial decisions and final, temporary and proposed Department of Treasury regulations as of the date hereof, changes to any of which may affect the tax considerations described herein. None of SilverSun, Rhodium or their respective affiliates has requested, or intends to request, any rulings from the IRS regarding any of the tax consequences described herein. There can be no assurance that the IRS will not take positions concerning the tax consequences of the transactions that are inconsistent with the considerations discussed below or that any such positions would not be sustained by a court.

HOLDERS OF SILVERSUN COMMON STOCK ARE ENCOURAGED TO CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE DISTRIBUTION AND DIVIDEND TO THEIR PARTICULAR SITUATION. THIS DISCUSSION DOES NOT APPLY TO NON-US HOLDERS WHO ARE EXPECTED TO CONSULT WITH THEIR OWN TAX ADVISORS.

Tax Consequences to U.S. holders of the Distribution and Dividend

As used herein, a “U.S. holder” is a person that for U.S. federal income tax purposes is a beneficial owner of SilverSun common stock, as the case may be, and:

•        a citizen or individual resident of the United States;

•        a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States, any state therein or the District of Columbia; or

•        an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•        a trust that (1) is subject to the primary supervision of a U.S. court and the control of one or more “United States persons” (within the meaning of Section 7701(a)(30) of the Code) or (2) has a valid election in effect to be treated as a United States person for U.S. federal income tax purposes.

Prior to the closing of the Mergers, SilverSun shall use reasonable best efforts to obtain a tax opinion (the “Distribution Tax Opinion”) of Lucosky Brookman (or another nationally recognized tax advisor with expertise in these matters that is reasonably acceptable to Rhodium) that the Distribution “should” qualify as a distribution described in Section 355(a) of the Code. If SilverSun receives such opinion, the parties intend to report the Distribution as a distribution described in Section 355(a) of the Code.

In rendering the Distribution Tax Opinion, tax counsel will rely on customary representations and covenants made by SilverSun, Rhodium and SilverSun Holdings and specified assumptions, including an assumption regarding the completion of the Distribution, the Mergers and certain related transactions in the manner contemplated by the transaction agreements. The determination of whether a distribution qualifies under Section 355(a) of the Code is a factually intensive determination based upon the analysis of a number of considerations — some of which are subject to unsettled legal standards. If any of those representations, covenants or assumptions is inaccurate or there are changes in existing facts or law between the date of this registration statement and the Mergers, tax counsel may not be able to provide the Distribution Tax Opinion and, in such case, the parties do not intend to report the Distribution as a distribution qualifying under Section 355(a) of the Code.

The closing of the Distribution and the Mergers is not conditioned upon the receipt of an opinion of counsel regarding the U.S. federal income tax treatment of the Distribution, and none of SilverSun, SilverSun Holdings, Rhodium or their respective affiliates intends to request a ruling from the IRS regarding such treatment. Accordingly, no assurance can be given that the IRS will not challenge the Distribution’s qualification as a distribution described in Section 355(a) of the Code or that a court will not sustain such a challenge by the IRS.

Assuming that, as intended by the parties, the Distribution qualifies as a distribution described in Section 355(a) and 355(e) of the Code, in general, for U.S. federal income tax purposes: U.S. holders of SilverSun common stock will not recognize income, gain or loss upon the receipt of SilverSun Holdings common stock in the Distribution;

•        the aggregate tax basis of the shares of SilverSun Holdings common stock distributed in the Distribution to a U.S. holder of SilverSun common stock will be determined by allocating the aggregate tax basis of such U.S. holder in the shares of SilverSun common stock with respect to which the Distribution is made between such SilverSun common stock and the SilverSun Holdings common stock received in proportion to the relative fair market values of such common stock; and

•        the holding period (for U.S. federal income tax purposes) of any shares of SilverSun Holdings common stock received in the Distribution by a U.S. holder of SilverSun common stock will include the holding period at the time of the consummation of the Distribution of the shares of SilverSun common stock with respect to which the shares of SilverSun Holdings common stock were received.

In general, if the Distribution were not to qualify as a distribution described in Section 355(a) of the Code, the Distribution would be treated as a corporate distribution in an amount equal to the fair market value of the shares of SilverSun Holdings common stock received by a U.S. holder. A U.S. holder’s holding period in its shares of SilverSun Holdings common stock would begin on the day following the Distribution and the U.S. holder’s tax basis in such shares would be equal their fair market value at the time of the Distribution. If SilverSun does not receive the Distribution Tax Opinion, the parties intend to the report the Distribution in such manner.

Whether or not the Distribution qualifies as a distribution described in Section 355(a) of the Code, in general, the Dividend will be a corporate distribution to U.S. holders of SilverSun common stock and the Distribution will be taxable to SilverSun. Pursuant to the Tax Matters Agreement to be entered into as a condition to the closing of the Mergers, SilverSun Holdings will indemnify SilverSun for any tax arising from the Distribution in an amount in excess of one million dollars.

Taxation of Corporate Distributions.    A corporate distribution generally will constitute a dividend for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of current and accumulated earnings and profits will constitute a return of capital that will be applied against and reduce (but not below zero) the U.S. holder’s adjusted tax basis in our common stock. Any remaining excess will be treated as gain realized on the sale or other disposition of the common stock and will be treated as described below under the section entitled “Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of our Common Stock.”

Dividends we pay to a U.S. holder that is a taxable corporation generally will qualify for the dividends received deduction if the requisite holding period is satisfied. With certain exceptions (including, but not limited to, dividends treated as investment income for purposes of investment interest deduction limitations), and provided certain holding period requirements are met, dividends we pay to a non-corporate U.S. holder generally will constitute “qualified dividends” that will be subject to tax at the maximum tax rate accorded to long-term capital gains.

Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of our Common Stock.    If a corporate distribution is treated as a sale, exchange or other taxable disposition, as discussed above under the section entitled “Taxation of Corporate Distributions,” a U.S. holder generally will recognize capital gain or loss. Any such capital gain or loss generally will be long-term capital gain or loss if the U.S. holder’s holding period for the SilverSun common stock with respect to which the distribution is received exceeds one year. Long-term capital gains recognized by noncorporate U.S. holders will be eligible to be taxed at reduced rates. The deductibility of capital losses is subject to limitations. U.S. holders who hold different blocks of SilverSun common stock (shares of SilverSun common stock purchased or acquired on different dates or at different prices) should consult their tax advisors to determine how the above rules apply to them.

Information Reporting and Backup Withholding

U.S. Treasury regulations generally require certain holders of our common stock who receive SilverSun Holdings common stock pursuant to the Distribution to attach to their U.S. federal income tax return for the year in which the Distribution occurs a detailed statement setting forth certain information relate to the tax-free nature of the Distribution. In addition, the Dividend (and the Distribution if it is treated as a corporate distribution) may be subject to information reporting and backup withholding, and backup withholding may apply to such payments if the U.S. holder fails to provide a taxpayer identification number or a certification of exempt status or has been notified by the IRS that it is subject to backup withholding (and such notification has not been withdrawn).

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a U.S. holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

U.S. holders should consult their tax advisors regarding any information reporting requirements and their qualification for an exemption from backup withholding and the procedures for obtaining such an exemption.

CORPORATE STRUCTURES

The following charts summarize SilverSun’s and Rhodium’s respective corporate structures prior to effectuating the Merger and the Distribution:

SilverSun

SilverSun Shareholders
SilverSun
SilverSun Technologies, Inc.
(Delaware)
SilverSun Holdings
SilverSun Technologies Holdings, Inc.
(Delaware)
CCDC
Critical Cyber Defense Corp.
(Nevada)
SWK
SWK Technologies, Inc.
(Delaware)
SCS
Secure Cloud Services, Inc.
(Nevada)

Rhodium

Combined Company

INFORMATION ABOUT RHODIUM

Unless the context otherwise requires, all references in this section to “Rhodium” refer to Rhodium Enterprises, Inc. and its subsidiaries prior to consummation of the Mergers. It is expected that, following the consummation of the Mergers and the disposition of SilverSun’s assets and business existing prior to the consummation of the Mergers, the business and operations of SilverSun will be substantially that of Rhodium as described in this “Information About Rhodium.”

Business Overview

Rhodium is a technology company that was formed on April 22, 2021, which utilizes proprietary technologies to mine Bitcoin. Rhodium’s integrated infrastructure platform includes a liquid-cooling system and efficiency optimization software.

Rhodium has procured low-cost power for its Rockdale Site through fixed-cost long-term Colocation Agreements with its power provider whereby Rhodium agrees to pay them a percentage of after-tax cash profit, which Rhodium refers to as “Colocation Payments.” Under these agreements, Rhodium has agreed to pay a percentage of profits to its electricity provider in addition to the fixed costs.

On August 31, 2021, Rhodium entered into a lease agreement and initial short-term energy supply agreements for its Temple Site for up to 225 MW of additional capacity. The Temple Site will utilize Rhodium’s infrastructure platform, including its liquid-cooling systems.

Rhodium generates substantially all of its revenue from Bitcoin mining. As Rhodium produces Bitcoin through its mining operations, Rhodium will from time to time exchange its Bitcoin for fiat currency to fund Rhodium’s operations on an as-needed basis, based on a variety of market and operational conditions. In identifying Rhodium’s fiat currency needs, management assesses market conditions and frequently reviews Rhodium’s financial forecasts. Although Rhodium’s core business is mining Bitcoin, management believes that Bitcoin represents an attractive, appreciating investment opportunity, and as a result, from time to time as market opportunities present, Rhodium has purchased or may purchase and intends to continue to purchase Bitcoin. Rhodium safeguards and keeps private its digital assets by utilizing offline storage solutions, which require multi-factor authentication and third-party custody solutions. While Rhodium is confident in the security of its digital assets, it continues to evaluate additional protective measures.

Rhodium’s Custody Policy

Rhodium’s custody policy is aligned with the Crypto Currency Security Standard (“CCSS”) which was developed by the Crypto Currency Certification Consortium (“C4”). Rhodium believes the custody policy and procedures it has put into place significantly mitigates any risk derived from a cybersecurity breach. Rhodium believes, while extensive and time-consuming, its custody policy also alleviates most challenges and other risks related to custody. It is important to note that custody and misappropriation of assets by certain custodians and counterparties is a systemic industry risk that has resulted in significant material losses of cryptocurrency assets by investors. We believe we are extremely diligent in evaluating our counterparty risk and minimizing the amount of counterparties we do business with. For example, the recent bankruptcy of FTX, Alameda Research and BlockFi are examples of systemic third-party risk when dealing with a custodial counterparty. Rhodium has zero exposure or holdings with FTX, Alameda Research and BlockFi or any other custodial counterparty currently in bankruptcy. While Rhodium does not have any customers, its assets may be affected by unexpected redemptions by other customers of Rhodium’s custodians to the extent Rhodium elects not to sell bitcoin at the prevailing market price and elects to hold its assets for extended periods of time. We believe we have sufficient internal controls and procedures necessary to run our business in place to detect and help prevent theft and/or fraud in order to safeguard our cash and digital assets. Furthermore, our custodial and counterparty risk is limited to our mining pools (1 day of earnings/receivables exposure), our trading counterparty on certain activities (e.g., NYDIG which results 1 to 3 days of receivables exposure) and our long-term custody provider, Coinbase Custody for which we currently have minimal custodial holdings as we hold a minimal long-term bitcoin position. This specific custody policy is outlined below:

Overview

Rhodium uses a combination of self-custody and third-party custody arrangements depending on the situation. Self-custody is utilized for all balances held less than 14 days and where the balance is less than 100 Bitcoin. Some of Rhodium’s self-custody procedures are outlined below. Third-party custody, via Coinbase Prime is utilized for balances that are held for a period greater than 14 days where the balance is greater than or equal to 100 Bitcoin. Rhodium’s third-party custody procedures are outlined below.

Self-Custody Policy

Key/Seed creation.    Rhodium uses industry leading hardware wallets which are purchased in the company’s name. Once devices are received, a single operator will perform the required validations and checks on devices before generating the keys/seed phrases. Keys/seeds are generated using the hardware wallet in a secure location. The operator will follow the standard key generation process of the hardware wallet to validate that seeds have been recorded correctly. Private keys are stored on the secure hardware wallet. Seed phrases are split and engraved onto a number of steel engraved capsules. All phrases are clearly marked for easy identification when a seed needs to be restored.

Wallet Creation.    The wallets are created using the standard hardware wallet software. Rhodium uses the BIP49 functionality built into a hardware wallet to generate multiple accounts using the hierarchy for deterministic wallets. Each account is set up with a different pin and passphrase required to access it. Only the wallet operator knows the pin/passphrase combination for each wallet and the pin/passphrase is not recorded anywhere. Devices are set to lock out the user and erase all data after 16 unsuccessful attempts to enter the pin/password. Each hardware wallet is set up with a number of accounts, with each account having its own XPUB (extended public address).

Key Storage.    Private keys are stored on the hardware wallet which is always kept in a faraday cage bag. The primary wallet operator keeps the bag containing the hardware wallet inside a TL-30 rated security safe when not being actively used. The seed phrase is stored across a number of locations with no one location containing the full seed phrase. Each location contains a secure safe with vibration detectors which will notify a security company when triggered. Each safe has a camera inside the safe which is activated when the safe is opened. Each location also contains multiple security cameras around the perimeter.

Key Usage.    Private keys are stored on the hardware wallet which is always kept in a faraday cage bag. The primary wallet operator keeps the bag containing the hardware wallet inside a TL-30 rated security safe when not being actively used. The seed phrase is stored across a number of locations with no one location containing the full seed phrase. Each location contains a secure safe with vibration detectors which will notify a security company when triggered. Each safe has a camera inside the safe which is activated when the safe is opened. Each location also contains multiple security cameras around the perimeter. All transactions are performed by the wallet operator who has access to the hardware devices. The operator will initiate all transactions on a secure Rhodium computer using the hardware wallet software. The pin and passphrase will be entered onto the hardware device and all transaction variables (address, value, transaction fee) checked before a transaction is physically authorized on the device. For all transactions, the wallet operator will notify the rest of the team in an internal communication channel specifying reason and value of transaction. The team also has a daily call for treasury management during which wallet balances and treasury movements are discussed and approved.

Key Compromise Protocol (“KCP”).    Rhodium has a detailed procedure in place should the wallet operator be compromised whereby other team members will be granted access to the seed phrases to restore wallets and secure funds. Rhodium has set up a dead man switch which the wallet operator needs to click on a weekly basis. A dead man switch is a protocol whereby the wallet operator who possesses the seed phrase communicates with a service by pushing a button to signify that the user is uncompromised. Should the dead man switch not be clicked by the wallet operator, a process is triggered to give other team members access to the seed phrase locations via an approved, regularly practiced, and highly secure process. The details of this process have not been included here for security reasons.

Data Sanitization.    Should any hardware wallets need to be retired, the wallet operator will restore the seed phrase on a new device, test all functionality and then physically destroy the device. This will be evidenced through a video recording.

Third-Party-Custody Policy

Overview.    Third-party custody, via Coinbase Prime is utilized for balances that are held for a period greater than 14 days where the balance is greater than or equal to 100 Bitcoin. The amount to be held in third-party custody will be transferred directly from Rhodium’s self-custody solution to Coinbase Prime. Within Coinbase Prime, there are two storage accounts per Portfolio: a Trading Account and a Vault Account. The Trading Account can be thought of as a “hot wallet”, and the Vault Account can be thought of as “cold storage”. Multiple Portfolios within the same company account may be created within Coinbase Prime. Each Portfolio is insured up to $50,000,000 by Lloyds of London. However, this insurance policy only applies to funds held within the Portfolio’s Vault Account. Each Portfolio’s Vault Account is utilized by Rhodium for custody purposes and, as such, is insured. Each vault Account within each Portfolio operates much like a hierarchical deterministic wallet, similar to Rhodium’s self-custody wallets. Coinbase Custody does not have the right to pledge, rehypothecate, transfer, or otherwise use your crypto-assets held in custody or keep through third-party custody solutions.

Deposit, Asset Allocation, and Risk Mitigation Procedure.    A new Portfolio is created when Rhodium’s Bitcoin assets within a Portfolio exceed $50,000,000, and Bitcoin assets are re-allocated, if needed, to the newly created Portfolio so that all assets residing in custody are insured. Within each Vault Account, wallets are created that mimic the same labeling scheme as Rhodium self-custody wallets. When Bitcoin is transferred from a self-custody wallet into third-party custody, it is transferred into a third-party custody wallet that matches the labeling scheme of the self-custody wallet for accounting tracking purpose.

Withdrawal Governance & Procedure.    There are seven Rhodium authorized users who have access to Rhodium’s Coinbase Prime account. For security reasons, each Rhodium authorized user is required to utilize a hardware device such as a YubiKey in order to login to Rhodium’s Coinbase Prime account. There are four primary individual approvers and two secondary individual approvers. Three of six approvers are required in order to make governance changes within the third-party custody account. Three of the four primary approvers collectively can initiate a withdrawal. If only two of the primary approvers are available, then as a substitute for the third approval, both of the two secondary approvers can collectively sign off. If, however, only one of the two secondary approvers signs off, the withdrawal is not deemed approved and, hence, not initiated. Following the initiation of a withdrawal, a recorded video call must be conducted with the approving individuals for verification of the withdrawal. The video call is matched against the previously submitted individual photo identification documents. After a withdrawal has successfully gone through the above procedures, the withdrawal request is audited and approved by the third-party custody solution provider. The funds are then released to the previously white-listed Bitcoin address(es) by the third-party custody provider.

Headquarters

Rhodium considers itself a “remote first” company, meaning that for many roles, Rhodium’s employees have the option to work remotely. Despite Rhodium’s “remote first” designation, Rhodium maintains a principal executive office at 4146 W US Hwy 79, Rockdale, TX 76567. Rhodium’s website is located at www.rhdm.com. Its telephone number is (956) 746-3486.

Rhodium’s Technology

Liquid-Cooling Technology

Miners produce a significant amount of heat when producing Bitcoin, so much so, that if not cooled properly, they face significant risk of overheating and going offline. As a result, Bitcoin mining requires sophisticated cooling systems and heat management.

Liquid-cooling technology is believed by Rhodium’s management to reduce these issues by submerging miners in a dielectric, oil-based fluid that creates an environment more conducive to efficient heat extraction and transfer.

Software and Data

Rhodium has specifically designed mobile and web applications to meet the demands of a liquid-cooled mining operation.

In addition, Rhodium employs sensors not only telling Rhodium the temperature of each miner in real-time through visual heat maps, but Rhodium has also installed microsensors throughout Rhodium’s liquid-cooling system that measure flow rate, temperature and pressure.

Mobile Mining Capability

Rhodium believes it has invested in scalable technology that will enable Rhodium to deploy mining rigs in remote locations. This technology includes liquid cooling capabilities and is still under development.

Sites and Equipment

Rhodium currently operates its Bitcoin mining operations at its Rockdale Site. As of June  30, 2022, the Rockdale Site had approximately 125 MW of power capacity and a hash rate capacity of approximately 2.7 EH/s deployed.

On August 31, 2021, Rhodium entered into a Datacenter Lease with Temple Green Data LLC (“Temple Green”), pursuant to which Temple Green has agreed to provide data center site hosting and power supply services to Rhodium at the Temple Site. On October 8, 2021, Rhodium entered into Amendment No. 1 to the Datacenter Lease with Temple Green in order to update the legal description of the property. On June 17, 2022, Rhodium entered into an amended and restated Datacenter Lease with Temple Green that memorializes, among other things, the increase in the electrical capacity of the site from the 185 MW capacity under the original lease to the present 225 MW capacity. The amended and restated Datacenter Lease has a 10-year term expiring in 2032, with options to extend the term for up to two 5-year periods. Pursuant to the amended and restated Datacenter Lease, Rhodium is contractually obligated to pay a fixed rate of rent that is deferred until February 2023. The fixed rate is subject to certain increases over the initial lease term. Rhodium’s energy supply arrangements at the Temple Site are discussed under “Agreements Relating to Rhodium’s Business and Operations” below.

As of September 30, 2022, the Temple Site had approximately 40 MW of power capacity and a hash rate capacity of approximately 0.9 EH/s online for commissioning and testing purposes.

Rhodium’s Miners

All of the miners that Rhodium currently operates were manufactured by Rhodium’s supplier and incorporate ASIC chips to solve complex cryptographic algorithms to support the Bitcoin blockchain (in exchange for digital asset rewards). Rhodium continues to evaluate the effectiveness of the miners it purchases and frequently explore new technological developments from multiple manufacturers, globally.

Across both of Rhodium’s sites, Rhodium operates as of September 30, 2022 a fleet of approximately 44,500 miners, including model M30 series miners, all of which are currently deployed in Rhodium’s mining operations. At the Temple Site, Rhodium currently operates its miners for commissioning and testing purposes.

Other Initiatives

On June 30, 2022, Rhodium invested $250,000 in Advanced Crypto Services, Inc., a business located in the Dallas-Ft. Worth area that specializes in hashboard repair. The investment took the form of an unsecured convertible note with a 36-month term (maturity date June 28, 2025) with an interest rate of 3.5% per annum. Over time, and from time to time, components in the hashboards of miners can become inoperative due to ordinary wear and tear. In many such instances, those hashboards can usually be repaired at a fraction of the cost of either a brand new hashboard or a brand new miner. In addition, the hashboard repair can often be completed more quickly than the lead time associated with ordering a new hashboard or a new miner. Rhodium expects that this will enable it to both reduce cost by avoiding higher costs associated with new miner or hashboard purchases and to increase productivity by reducing the period that hashboards are not hashing. In exchange for Rhodium’s investment in this business, Rhodium has received certain rights and privileges as a preferred customer, one board seat, and the ability to convert the convertible note into an equity stake in the business.

As part of a research and development effort to evaluate Rhodium’s mobile mining capabilities, Rhodium also recently entered into a contractual arrangement that will enable it to deploy Rhodium’s mobile mining technology at natural gas wells. Under this arrangement, Rhodium has been granted access and certain infrastructure commitments at certain drilling sites in exchange for providing a percentage of the profit Rhodium derives from Bitcoin mined at those sites.

Future Initiatives

As the cryptocurrency ecosystem develops and Rhodium’s business grows, Rhodium aims to retain certain flexibility in considering and engaging in various strategic initiatives, which Rhodium expects to be complimentary to its digital infrastructure in Texas. For example, Rhodium may consider initiatives such as expanding its operations to mining other cryptocurrencies or engaging in strategic acquisitions, investments or joint ventures. Rhodium also believes that its infrastructure platform will provide future business opportunities in the digital asset economy and blockchain technology.

Rhodium continues to engage in research and development efforts to improve miner efficiency (e.g., through more effective and efficient cooling, improved software components, etc.). These efforts are ongoing and aim to improve future operations at both the Rockdale and Temple Sites.

Seasonality

Miners are relatively energy intensive and produce a high amount of heat. Typically, machines operate more efficiently in the colder seasons when operators do not need to utilize as many cooling methods.

Industry Overview

Bitcoin is a decentralized digital currency that enables instant payments to anyone, anywhere in the world. Bitcoin uses peer-to-peer technology to operate with no central authority. That is, transaction management and transfer are carried out collectively by the network. Bitcoin uses public-key cryptography, peer-to-peer networking, and proof-of-work to process and verify payments. Bitcoins can be transferred from one address to another. A single user may have several addresses, similar to how a single individual can have several bank accounts. Each payment transaction is broadcast to the network and can be viewed by the public. Each transaction is included in the Bitcoin blockchain, which is a decentralized ledger of value able to be viewed by anyone such that the included Bitcoins cannot be spent twice.

It is worth noting that Bitcoin is both the name of the cryptocurrency (or token) and the name of the underlying network (or blockchain).

Blockchain and Cryptocurrency Mining Overview

Blockchain is the ledger technology that underlies Bitcoin and other cryptocurrencies. The concept was first introduced in 2008 in the form of an anonymous whitepaper that laid out the purpose and the technology behind Bitcoin. The first Bitcoin was created in 2009.

A blockchain is a decentralized, distributed and encrypted digital public ledger that stores information in a secure, verifiable and permanent way. One of the advantages of blockchain over other database technologies is that it is completely decentralized, meaning that no entity or computer owns and stores the full database. Instead, the blockchain ledger is partially distributed across computers that act as nodes in a peer-to-peer network, which requires every transfer or storage of information in the public ledger to be approved by the majority of nodes in the network.

A cryptocurrency is a type of decentralized, encrypted digital asset that acts as a medium of exchange and/or store of value. Cryptocurrencies are a popular application of blockchain technology, enabling transactions on the network to be settled, confirmed and stored in a distributed public ledger through a process called mining. Cryptocurrencies are not backed by a central bank or governmental entity, have no physical form and are usually not tied to a value index. Additionally, the supply of a cryptocurrency may be fixed. Bitcoin, for example, has a maximum supply of 21 million Bitcoin, which is expected to be reached in 2140 and after which no additional Bitcoin will be minted. As of September 30, 2022, the total Bitcoin mined are approximately 19,165,000 while the approximate value of Bitcoin was $19,432. As of September 30, 2022, the overall market capitalization of Bitcoin is approximately $372,414,280,000.

Cryptocurrencies have continued to gain extensive media attention, both by retail and institutional investors. Rhodium believe Bitcoin specifically continues to gain more trust from investors and financial institutions as it demonstrates its fundamental role in the crypto economy, leading to many companies adopting Bitcoin as an alternative to cash on their balance sheets.

Rhodium believes blockchain and cryptocurrencies serve multiple purposes and can make a significant impact across multiple business sectors. Rhodium further believes cryptocurrencies have numerous advantages over fiat currencies, although there are potential risk factors that are not present with fiat currencies. The advantages include the following:

•        decentralized store of value, supply of which may not be influenced by the monetary policy of governmental authorities or financial institutions;

•        providing simplified and direct access to financial services;

•        encrypted and secure digital asset;

•        immediate settlement of transactions without relying on an intermediary financial institution; and

•        cryptocurrency can be converted to fiat currencies at prevailing market prices for the relevant cryptocurrency.

Bitcoin Mining and Mining Pools

Bitcoin mining is the process of using specialized and high-powered miners to solve advanced cryptographic math computations, verifying the authenticity of Bitcoin transactions for the blockchain transaction public ledger. These solved math problems or authenticated transactions are then combined into blocks, with these blocks having specific requirements in terms of size and proof-of-work, and later published to the blockchain. A miner that verifies and solves a new block is awarded a portion of newly generated digital coins, which can then be sold on the market to generate transaction fees and profits for the mining company or retained by the miner for future use.

The Bitcoin network goes through “halving events” during which the number of Bitcoin that miners are awarded for processing a block are reduced by 50%. On the Bitcoin network, these events occur every 210,000 blocks (roughly every four years). There have been three halving events to date on the Bitcoin network. The initial award on the Bitcoin network was 50 Bitcoins per block. The current award is 6.25 Bitcoin per block. The most recent halving event occurred on May 11, 2020 and the next halving event will likely occur in 2024. The halving mechanism results in an ever-decreasing issuance rate of Bitcoin.

Due to the decreasing probability of being awarded digital coins for solving blocks, miners have recently explored methods to increase their cumulative computing power and probability of being awarded coins by pooling their processing resources into a “mining pool.” A mining pool combines miners’ computational power to solve blocks and eventually shares the awarded coins to the pool participants in an amount proportional to the amount of hashing power contributed by each participant to the overall chance of earning the reward. The mining pool operator and the pool software arranges the pool in terms of miners’ hashing capacity, work conducted and rewards earned.

Miners

Bitcoin is mined on specialized computers that utilize an algorithm to guarantee the integrity of blocks in the blockchain using a specific hash function to solve the algorithm. The hash function can be efficiently computed on a special mining device called ASIC using the SHA-256 cryptography algorithm, which is the block hashing algorithm used by the Bitcoin network to hash new blocks on the blockchain. SHA stands for Secret Hash Algorithm, and it converts any input into a 32-byte output, creating output data hashes that always have 256 digits. The main suppliers of Bitcoin mining rigs are Bitmain and MicroBT, each of which control a significant amount of the miner hardware market.

Miners are rewarded in Bitcoin and transaction fees in proportion to their processing contribution to the network. Miners are relatively energy intensive and produce a high amount of heat. To operate miners efficiently at a low cost, mining companies endeavor to procure low-cost energy sources and implement efficient cooling methods.

Network Hash Rate

Mining hardware conducts complex computations to verify transactions in the blockchain and is measured in “hash rate” or “hashes per second.” Each computation is considered a single hash and the speed at which these problems can be solved by the miners is the hash rate. The total hash rate is a measure of the computing power of the network and is a key security metric. A participant in a blockchain network’s mining function has a hash rate total of its miners seeking to mine a specific digital asset and, system-wide, there is a total hash rate of all miners seeking to mine each specific type of digital asset. A higher total hash rate for a mining participant relative to the blockchain network’s total hash rate generally results over time in a corresponding higher success rate in digital asset rewards as compared to other mining participants with relatively lower total hash rates.

Mining Difficulty

Mining difficulty refers to the level of processing power (hash rate) required for a complex cryptographic block to be solved and authenticated. Once the hash power of the network or the total hash rate is increased or decreased, mining difficulty automatically adjusts this increase or decrease to its corresponding computing requirement for verifying a block. The higher the number of miners in the network effectively results in a higher mining difficulty. As more processing power is added to the network, the difficulty increases.

The process of solving a block in the Bitcoin network is tied to ten-minute increments. As miners are added or removed from the network and hash rate increases or decreases, difficulty must adjust periodically to maintain the ten-minute process. This periodic adjustment occurs every 2,016 blocks, which occurs approximately every two weeks.

Corporate History and Structure

Rhodium was formed on April 22, 2021 as a Delaware corporation to become a holding corporation for Technologies and its subsidiaries upon completion of a corporate reorganization that closed on June 30, 2021. The Company has no material assets other than its ownership of Technologies Units. The Company, together with its subsidiaries, operates a digital asset mining operation, which utilizes specialized computers (also known as “miners”) using application-specific integrated circuit (“ASIC”) chips to solve complex cryptographic algorithms in order to support the Bitcoin blockchain (in a process known as “solving a block”), in exchange for digital asset (Bitcoin) rewards.

Rhodium Enterprises is the sole managing member of Technologies, controls, and is responsible for all operational, management and administrative decisions related to Technologies’ business and consolidates the financial results of Technologies and its subsidiaries.

The operating subsidiaries of the Company include: Rhodium Industries LLC (“Rhodium Industries”), formed as a Delaware limited liability company on May 17, 2021, Rhodium Renewables LLC (“Rhodium Renewables”), formed as a Delaware limited liability company on March 17, 2021, Rhodium Shared Services LLC (“Rhodium Shared Services”), formed as a Delaware limited liability company on December 23, 2020, Air HPC LLC (“Air HPC”), formed as a Delaware limited liability company on October 23, 2020, and Air HPC’s subsidiary, Jordan HPC LLC (“Jordan HPC”), formed as a Delaware limited liability company on October 23, 2020, and the consolidated accounts of Rhodium JV LLC (“Rhodium JV”), formed as a Delaware limited liability company on April 8, 2020, include its owned subsidiaries Rhodium 2.0 LLC (“Rhodium 2.0”), formed as a Delaware limited liability company on December 17, 2020, Rhodium 30MW LLC (“Rhodium 30MW”), formed as a Delaware limited liability company on April 1, 2020, Rhodium 10MW LLC (“Rhodium 10MW”), formed as a Delaware limited liability company on March 12, 2021, and Rhodium Encore LLC (“Rhodium Encore”), formed as a Delaware limited liability company on January 8, 2021.

Combined Company

Agreements Relating to Rhodium’s Business and Operations

Rockdale Site Colocation Agreements

Certain of Rhodium’s subsidiaries have entered into Colocation Agreements with Whinstone US, Inc., which is a subsidiary of Riot Blockchain, Inc. The Colocation Agreements, among other things, govern the provision of power to each project located at the Rockdale Site. In addition, Rhodium agreed to pay the power supplier a percentage of profits. The percentages of profits are based on the contractual formula specified in the Colocation Agreements. Rhodium estimates and accrues for such liabilities in its financial statements and includes such liabilities as a separate line item in its cost of revenue. Based on Rhodium’s results of operations for the period from April 1, 2020 (inception) to December 31, 2020 there were no Colocation expenses to accrue for under the contractual agreements and there were no Colocation Payments made. Based on Rhodium’s results of operations for the twelve months ended December 31, 2021, Rhodium estimated and made approximately $8.5 million of Colocation Payments. Based on Rhodium’s results of operations for the nine months ended September 30, 2022, Rhodium estimated $4.2 million and made approximately $2.3 million of Colocation Payments.

Under the Colocation Agreements, the power supplier has agreed to provide an aggregate of up to 125 MW of power to Rhodium’s projects located at the Rockdale Site. In addition to paying the power supplier a portion of each project’s Colocation Payments, for 100 MW Rhodium has an unconditional minimum power purchase obligation that operates as a “take-or-pay” arrangement pursuant to which Rhodium is obligated to pay a minimum power commitment of 80%, regardless if Rhodium’s projects actually draw power. The initial term of each of the Colocation Agreements is ten years, subject to certain termination rights of Rhodium, and Rhodium has an option to extend the duration thereafter and hold the right to cancel after three years without consent from the power supplier. As of August 31, 2022, approximately eight (8) years or more remain on the respective terms of each of the Colocation Agreements. In addition to the 125 MW, Rhodium has another 30 MW of option contracts at the same terms which have not yet been exercised by Rhodium. Rhodium may or may not choose to exercise said options at a later date.

Temple Site Energy Agreements

On August 31, 2021, Rhodium Renewables, the operating subsidiary at the Temple Site, signed a binding electrical supply agreement with NetZero to supply up to 185 MW of electricity at the Temple Site (the “ESA”). Effective June 17, 2022, NetZero and Rhodium Renewables entered into an amendment to the ESA (the “ESA Amendment”). The ESA Amendment provides, among other things, for an increase in the electrical supply obligations from 185 MW to 225 MW. Notwithstanding the terms of the ESA Amendment, on July 11, 2022, NetZero delivered notice to Rhodium Renewables that it would be unable to provide Rhodium Renewables with the term it requested for a long-term power contract. Upon receipt of that notice, and as provided pursuant to the terms of the ESA Amendment, Rhodium Renewables has contracted with an affiliate of Mothership Energy Group (“Mothership”) to supply the required electricity needs for the site.

On July 21, 2022, Rhodium Renewables entered into a MEESA with an affiliate of Mothership to contract for energy at the load zone market price (a real-time price). Rhodium Renewables’ obligations under the MEESA include actual energy consumption at the real-time price plus an additional charge of $2.50 per megawatt hour delivered plus certain pass-through charges and a retail margin. The MEESA will remain in place until such time that Rhodium Renewables can contract for a hedged power product to meet the electricity needs of the Temple Site. Such hedged product may be acquired from Mothership or another ERCOT-licensed energy retail provider. The purchase of energy through the MEESA, and on-demand generally, prohibits the Company from participating in certain ERCOT ancillary market products, including demand response.

Government Regulation

Government regulation of blockchain and cryptocurrency is being actively considered by the United States federal government via a number of agencies and regulatory bodies, as well as similar entities in other countries. State government regulations also may apply to Rhodium’s activities and other activities in which it participates or may participate in the future. Other regulatory bodies are governmental or semi-governmental and have shown an interest in regulating or investigating companies engaged in the blockchain or cryptocurrency business.

Businesses that are engaged in the transmission and custody of Bitcoin and other cryptocurrencies, including brokers and custodians, can be subject to U.S. Treasury Department regulations as money services businesses as well as state money transmitter licensing requirements. Bitcoin and other cryptocurrencies are subject to anti-fraud regulations under federal and state commodity laws, and cryptocurrency derivative instruments are substantively regulated by the CFTC. Certain jurisdictions, including, among others, New York and a number of countries outside the United States, have developed regulatory requirements specifically for cryptocurrency and companies that transact in them.

Regulations may substantially change in the future and it is presently not possible to know how regulations will apply to Rhodium’s businesses, or when they will be effective. As the regulatory and legal environment evolves, Rhodium may become subject to new laws, further regulation by the SEC and other agencies, which may affect Rhodium’s mining and other activities. For instance, various bills have also been proposed in Congress related to Rhodium’s business, which may be adopted and have an impact on Rhodium. For additional discussion regarding Rhodium’s belief about the potential risks existing and future regulation pose to Rhodium’s business, see the Section entitled “Risk Factors” herein.

In addition, since transactions in Bitcoin provide a reasonable degree of pseudo anonymity, they are susceptible to misuse for criminal activities, such as money laundering and tax evasion. This misuse, or the perception of such misuse (even if untrue), could lead to greater regulatory oversight of Bitcoin platforms, and there is the possibility that law enforcement agencies could close Bitcoin platforms or other Bitcoin-related infrastructure with little or no notice and prevent users from accessing or retrieving Bitcoin held via such platforms or infrastructure. For example, in December 2020, FinCEN, a unit of the Treasury Department focused on money laundering, proposed a new set of rules for cryptocurrency-based exchanges aimed at reducing the use of cryptocurrencies for money laundering. These proposed rules would require filing reports with FinCEN regarding cryptocurrency transactions in excess of $10,000 and also impose record-keeping requirements for cryptocurrency transactions in excess of $3,000 involving users who manage their own private keys. In January 2021, the Biden Administration issued a memorandum freezing federal rulemaking, including these proposed FinCEN rules, to provide additional time for the Biden Administration to review the rulemaking that had been proposed by the Trump Administration. As a result, it remains unclear whether these proposed rules will take effect.

Intellectual Property

Rhodium has developed proprietary software for its liquid-cooling technology and mining operations and actively uses specific hardware. Rhodium does not currently own any patents in connection with Rhodium’s existing and planned liquid-cooling technology. However, Rhodium is actively pursuing patents in this area. Rhodium expects to rely upon trade secrets, trademarks, service marks, trade names, copyrights and other intellectual property rights and may, as needed, license the use of intellectual property rights owned and controlled by others. In addition, Rhodium has developed and may further develop certain proprietary software applications for purposes of its liquid-cooling technology.

In certain cases, source code and other software assets may be subject to an open-source license, as much technology development underway in this sector is open source. For these works, Rhodium intends to adhere to the terms of any license agreements that may be in place.

Competition

Mining is a constantly evolving business with a wide range of competition. Broadly, Rhodium competes with other companies that focus on mining Bitcoin at a large scale. Rhodium faces competition based on securing low-cost, reliable and renewable power, purchasing miners and other essential technology, buying or leasing sites to host its miners and ultimately producing petahash. Rhodium also faces competition in the ability to raise capital and hire qualified personnel.

Rhodium’s competitors vary from solo enthusiasts to large corporations with significant scale of operations, including their own data centers. Rhodium competes with respect to hash rate, access to low-cost renewable power, operational efficiency, technological innovation and return on investment.

Rhodium believes it has several competitive advantages that will be maintained and extended through execution of Rhodium’s business strategy, including its liquid-cooling technology, long-term contracts, strong supplier relationships, and a strong management team.

Several U.S. and international publicly traded and private companies may be considered to compete with Rhodium, including the following companies that Rhodium has identified as its publicly-traded competitors:

•        Argo Blockchain PLC;

•        Bit Digital, Inc.;

•        Bitfarms Ltd. (formerly Blockchain Mining Ltd);

•        Cipher Mining;

•        CleanSpark Inc.;

•        Core Scientific;

•        Greenidge Generation Holdings Inc.;

•        Hive Blockchain Technologies Inc.;

•        Hut 8 Mining Corp.;

•        Iris Energy Limited;

•        Marathon Digital Holdings, Inc.;

•        Northern Data AG;

•        Riot Blockchain Inc; and

•        Stronghold Digital Mining, Inc.

Proof-of-stake networks also serve as competition to the Bitcoin blockchain. As proof-of-stake algorithms create new blocks in a blockchain without resource intensive calculations to validate transactions, companies with significant advantages in terms of scale or low-cost power may be less competitive on a proof-of-stake network.

Properties

In June 2021, Rhodium purchased land and buildings in Texas through the local county foreclosure process that are currently used for shipping and receiving, offices, and research and development. The value of these purchases was less than $1 million.

Human Capital Resources

As of September 30, 2022, Rhodium had 96 employees and 3 independent contractors. Rhodium is not a party to any collective bargaining agreements.

Debt Obligations

The following is a summary of Rhodium’s existing debt obligations.

March 3, 2021 — $33,000,000 financing of Rhodium Encore LLC

Completion of a liquid-cooled, 25 megawatt, project-level financing of $33,000,000 in total (“Project Encore”) for Rhodium’s mining subsidiary, Rhodium Encore LLC. Project Encore financing was used to secure additional mining equipment for 25 megawatts worth of power capacity and related liquid-cooling and electrical infrastructure. Rhodium Encore LLC was formed on January 8, 2021, as a subsidiary of Rhodium JV LLC prior to the project-level financing of $33,000,000.

The total proceeds raised in connection with Project Encore was $33,000,000 which was structured as part debt and part equity. A UCC-1 statement was filed on March 3, 2021, giving the debt holders first position creditor rights on the assets of Project Encore. The total debt raised in connection with the offering was $23,100,000. Such debt has a July 30, 2024 maturity date with interest only payable annually with a balloon payment due at maturity. There is no prepayment penalty. The interest rate is 0.20% per annum (20 basis points), which was the applicable federal rate at the time of the offering. The financing round closed on March 3, 2021. The debt is not convertible to equity. The debt is owed to the former non-controlling interest holders of Rhodium Encore LLC. Those non-controlling interest holders subsequently transferred their units in Rhodium Encore LLC to Rhodium in exchange for Rhodium shares, as of June 30, 2021.

March 18, 2021 — $45,000,000 financing of Rhodium 2.0 LLC

Completion of a liquid-cooled, 35 megawatt, project-level financing of $45,000,000 in total (“Project 2.0”) for Rhodium’s mining subsidiary, Rhodium 2.0 LLC. Project 2.0 financing was used to secure additional mining equipment for 35 megawatts worth of power capacity and related liquid-cooling and electrical infrastructure.

The total proceeds raised in connection with Project 2.0 was $45,000,000 which was structured as part debt and part equity. A UCC-1 statement was filed on March 18, 2021, giving the debt holders first position creditor rights on the assets of Project 2.0. The total debt raised in connection with the offering was $31,500,000. Such debt has a July 30, 2024 maturity date with interest only payable annually with a balloon payment due at maturity. There is no prepayment penalty. The interest rate is 0.20% per annum (20 basis points), which was the applicable federal rate at the time of the offering. The financing round closed on March 3, 2021. The debt is owed to the former non-controlling interest holders of Rhodium 2.0 LLC. Those non-controlling interest holders subsequently transferred their units in Rhodium 2.0 LLC to Rhodium in exchange for Rhodium shares, as of June 30, 2021.

May 27, 2022 — $25,575,000 loan

Rhodium secured $25,575,000 in loans from NYDIG ABL LLC. The loans bear a 12% interest rate per annum, require monthly payments of principal and interest, and mature on November 25, 2023. The NYDIG loans are structured as equipment financing loans secured by the aggregate total of 10,313 M30 series miners held by Rhodium Renewables Sub LLC, a Delaware limited liability company (“Renewables Sub”) as a wholly owned subsidiary of Rhodium Renewables. Technologies is the guarantor of the NYDIG loans.

August 25, 2022 — $1,409,000 loan

Rhodium Renewables LLC secured a $1,409,000 loan for the purchase of a crane from Siemens Financial Services, Inc., a third-party lender. The loan bears a 6.635% interest rate per annum and matures on August 25, 2024. Monthly installments of $62 consisting of principal and interest are due monthly.

September 29, 2022 — $18,899,900 loan

Rhodium completed a private placement in which it sold an aggregate of $18,899,900 in secured promissory notes of Technologies and warrants for the purchase of 7,153,498 shares of Class A common stock in Rhodium Enterprises, Inc. at a purchase price of $0.0001 per share to accredited investors. The Company calculated the fair value of the warrants at issuance using a Black-Scholes model with inputs of $2.16 per share, exercise price of $0.01, time to maturity of 5 years, risk-free interest rate of 4.06%, expected volatility of 95.22%, no expected dividends, no forfeiture rate, a dilution adjustment of 97.61% and a discount for lack of marketability of 31% resulting in a warrant value price per share of $1.45 and a total warrant fair value of $10,372. The Company recognized the total warrant fair value of $10,372 as debt discount which is recorded as a contra liability in the accompanying condensed consolidated balance sheet and amortized as interest expense over the term of the loan using the effective interest method. The contra liability does not reduce the amount of debt due to investors. Each warrant is exercisable during the period ending sixty months after the date of issuance for the purchase of one share of Class A common stock of Rhodium at a share purchase price of $0.01 per share. Each investor in the private placement received 37,849 warrants for every $100,000 of promissory notes purchased or the proportionate amount if the promissory note purchase amount was greater than $100,000. As security for the promissory notes, Imperium, the majority member of Technologies, pledged certain units it holds in Technologies. In connection with the pledge, Rhodium Enterprises, Inc. entered into an indemnification agreement with Imperium in which Rhodium Enterprises, Inc. agreed to indemnify Imperium for Rhodium Enterprises, Inc.’s proportionate share of any losses that Imperium may incur in connection with a creditor’s exercise of rights under the pledge.

SAFE Transactions

Between June 2, 2021 and October 12, 2021, Rhodium Enterprises, Inc. entered into simple agreements for future equity (the “SAFEs”) with certain investors, pursuant to which Rhodium Enterprises, Inc. issued rights to such investors to receive shares of Rhodium’s Class A common stock upon the occurrence of a subsequent financing or listing event for an aggregate purchase price of $86.9 million. Each SAFE provides that, upon the occurrence of certain events, the rights will convert into shares of Class A common stock in Rhodium Enterprises, Inc. The Mergers will constitute a conversion event under Rhodium’s SAFEs and cause each SAFE to convert without a discount in accordance with the terms of the SAFEs.

Legal Proceedings

From time to time, Rhodium is a party to or can be threatened with litigation in the ordinary course of business. Rhodium regularly analyzes current information, including, as applicable, Rhodium’s defenses and insurance coverage and, as necessary, provides accruals for probable and estimable liabilities for the eventual disposition of any matters. Rhodium is a party to the legal proceedings described below, which Rhodium does not expect to have a material adverse effect on its consolidated financial position, results of operations or liquidity.

On January 14, 2022, Rhodium was named as a defendant in a civil lawsuit alleging patent infringement and seeking compensatory and other damages in the case captioned Midas Green Technologies, LLC v. Rhodium Enterprises, Inc. et al., Civil Action Number 6:22-CV-0050-ADA (filed in the U.S. District Court for the Western District of Texas) (“MGT Complaint”). Rhodium has engaged outside counsel in connection with the MGT Complaint and believes that the plaintiff’s allegations are without merit. Rhodium intends to assert meritorious defenses and to vigorously defend its position to the fullest extent permitted by law. In addition, Rhodium believes that the patents-in-suit are invalid and intends to pursue a counterclaim for invalidity. While this case is reasonably possible to result in payment, Rhodium management believes it is more likely than not that it will succeed on the merits of this litigation if the case is fully adjudicated.

On June 21, 2022, certain Rhodium entities and individuals were named as defendants in a civil lawsuit alleging monies owed in the case captioned RC Enterprises, LLC dba Electronic Cleaners and Gunn Restoration, LLC v. Rhodium 30MW LLC, Rhodium Technologies, Chase Blackmon and Cameron Blackmon, Cause No. 2022-37242 (filed in the District Court of Harris County, Texas, 80th Judicial District) (the “Electronic Cleaners Complaint”). The Electronic Cleaners Complaint alleges that the defendants owe payment in the amount of $2,652,636 for electronic restoration services performed in November 2021. Rhodium, however, previously filed a claim with its insurers for this work and has been working to recover insurance proceeds. The defendants answered the Electronic Cleaners Complaint on August 15, 2022. Rhodium has already paid slightly over $900,000 for the work that is the subject of the Electronic Cleaners Complaint and management believes it is more likely than not that it will be determined not to owe any additional amounts. Therefore, while this case is reasonably possible to result in payment, management believes it is more likely than not that it will succeed on the merits of this litigation if the case is fully adjudicated.

INFORMATION ABOUT SILVERSUN

The following discussion contains forward-looking statements. Actual results may differ significantly from those projected in the forward-looking statements. Factors that might cause future results to differ materially from those projected in the forward-looking statements include, but are not limited to, those discussed in “Risk Factors” and elsewhere in this prospectus. See “Cautionary Information Regarding Forward-Looking Statements” beginning on page 26. Additional information related to SilverSun’s business is described in SilverSun’s Annual Report on Form 10-K for the year ended December 31, 2021.

SilverSun is engaged in providing transformational business management applications and technologies and professional consulting services to small and medium size companies, primarily in the manufacturing, distribution and service industries.

SilverSun executes a multi-pronged business strategy centered on cloud-based products, services, recurring revenue, customer retention and on rapidly increasing the size of its installed customer base. The growth of SilverSun’s customer base is accomplished via both traditional marketing programs and acquisitions. After a customer is secured, SilverSun’s strategy is to up-sell and cross-sell, providing the customer with advanced technologies and third-party add-ons that help them digitally transform their business. These add-on products could include application hosting, cybersecurity, warehouse management, human capital management, payment automation, sales tax compliance or any number of other products or services that we represent. Many of these incremental products and services are billed on a subscription basis, often paying monthly for the service, which increases SilverSun’s monthly recurring revenue. This strategy increases the average revenue per customer, which facilitates SilverSun’s continued growth, and reduces its cost of customer acquisition, which enhances SilverSun’s profitability profile.

As a business application, technology and consulting company, SilverSun provides strategies and solutions to meet its clients’ information, technology and business management needs. SilverSun’s services and technologies enable customers to manage, protect and monetize their enterprise assets whether on-premise or in the cloud. As a value-added reseller of business application software, SilverSun offers solutions for accounting and business management, financial reporting, Enterprise Resource Planning, Human Capital Management, Warehouse Management Systems, Customer Relationship Management, and Business Intelligence. Additionally, SilverSun has its own development staff building software solutions for various ERP enhancements. SilverSun’s value-added services focus on consulting and professional services, specialized programming, training, and technical support. SilverSun has a dedicated Information Technology network services practice that provides managed services, cybersecurity, application hosting, disaster recovery, business continuity, cloud and other services. SilverSun’s customers are nationwide, with concentrations in the New York/New Jersey metropolitan area, Arizona, Connecticut, Southern California, North Carolina, Washington, Oregon and Illinois.

SilverSun’s core business is divided into the following practice areas:

ERP (Enterprise Resource Management) and Accounting Software.

SilverSun is a value-added reseller for a number of industry-leading ERP applications. SilverSun is a Sage Software Authorized Business Partner and Sage Certified Gold Development Partner. SilverSun believes it is among the largest Sage partners in North America, with a sales and implementation presence complemented by a scalable software development practice for customizations and enhancements. Due to the growing demand for cloud-based ERP solutions, SilverSun also has in its ERP portfolio Acumatica, a browser-based ERP solution that can be offered on premise, in the public cloud, or in a private cloud. SilverSun develops and resells a variety of add-on solutions to all our ERP and accounting packages that help customize the installation to its customers’ needs and streamline their operations.

Value-Added Services for ERP.

SilverSun goes beyond simply reselling software packages; SilverSun has a consulting and professional services organization that manages the process as it moves from the sales stage into implementation, go live, and production. SilverSun works inside our customers’ organizations to ensure all software and IT solutions are enhancing their business needs. A significant portion of our services revenue comes from continuing to work with existing customers as their business needs change, upgrading from one version of software to another, or providing additional software solutions to help them manage their business and grow their revenue. SilverSun has a dedicated help desk team that fields hundreds of calls every week. SilverSun’s custom programming department builds specialized software packages as well as “off the shelf” enhancements and time and billing software.

Arrangements with Principal Suppliers

SilverSun’s revenues are primarily derived from the resale of vendor software products and services. These resales are made pursuant to channel sales agreements whereby SilverSun is granted authority to purchase and resell the vendor products and services. Under these agreements, SilverSun either resells software directly to its customers or act as a sales agent for various vendors and receive commissions for its sales efforts.

SilverSun is required to enter into an annual Channel Partner Agreement with Sage Software whereby Sage Software appoints SilverSun as a non-exclusive partner to market, distribute, and support Sage 100, Sage 500, and Sage Intacct. The Channel Partner Agreement is for a one-year term, and automatically renews for an additional one-year term on the anniversary of the agreement’s effective date. These agreements authorize SilverSun to sell these software products to customers in the United States. There are no clauses in this agreement that limit or restrict the services that SilverSun can offer to customers. SilverSun also operates a Sage Software Authorized Training Center Agreement and is party to a Master Developers Program License Agreement.

For the years ended December 31, 2021 and 2020, purchases from Sage Software were approximately 13% and 15% respectively. Generally, SilverSun does not rely on any one specific supplier for all its purchases and maintains relationships with other suppliers that could replace its existing supplier should the need arise.

Network and Managed Services.

SilverSun provides comprehensive IT network and managed services designed to eliminate the IT concerns of its customers. Businesses can focus on their core strengths rather than technology issues. SilverSun adapts its solutions for virtually any type of business, from large national and international product and service providers, to small businesses with local customers. SilverSun’s business continuity services provide automatic on-site and off-site backups, complete encryption, and automatic failure testing. SilverSun also provides application hosting, IT consulting and managed network services. SilverSun’s focus in the network and managed services practice is to emphasize industry verticals in order to demonstrate our ability to better understand our customers’ needs.

Customers

SilverSun markets its products primarily throughout North America. For the years ended December 31, 2021 and 2020, the top ten customers accounted for 9% ($3,644,319) and 10% ($4,246,257), respectively, of total revenues. Generally, SilverSun does not rely on any one specific customer for any significant portion of its revenue base. No single customer accounted for ten percent or more of SilverSun’s consolidated revenues base. SilverSun’s customers are nationwide, with concentrations in the New York/New Jersey metropolitan area, Arizona, Southern California, North Carolina, Washington, Oregon and Illinois.

Intellectual Property

SilverSun regards its technology and other proprietary rights as essential to its business. SilverSun relies on copyright, trade secret, confidentiality procedures, contract provisions, and trademark law to protect its technology and intellectual property. SilverSun has also entered into confidentiality agreements with our consultants and corporate partners and intend to control access to, and distribution of its products, documentation, and other proprietary information.

Research and Product Development

SilverSun is continually looking to improve and develop new products. SilverSun’s product initiatives include various new product offerings, which are either extensions of existing products or newly conceptualized product offerings. SilverSun uses a dual-shore development approach to keep product development costs at a minimum. All its product development is led by U.S. based employees. The project leaders are technical resources who are involved in developing technical specifications, design decisions, usability testing, and transferring the project knowledge to SilverSun’s offshore development team. Several times per week, the product development leadership team meets with our project leaders and development teams to discuss project status, development obstacles, and project timelines.

Competition

SilverSun’s markets are highly fragmented, and the business is characterized by a large number of participants, including several large companies, as well significant number of small, privately-held, local competitors. A significant portion of SilverSun’s revenue is currently derived from requests for proposals and price is often an important factor in awarding such agreements. Accordingly, SilverSun’s competitors may underbid SilverSun if they elect to price their services aggressively to procure such business. SilverSun’s competitors may also develop the expertise, experience and resources to provide services that are equal or superior in both price and quality to SilverSun’s services, and SilverSun may not be able to enhance its competitive position. The principal competitive factors for SilverSun’s professional services include geographic presence, breadth of service offerings, technical skills, quality of service and industry reputation. SilverSun believes it competes favorably with its competitors on the basis of these factors.

Employees

As of December 20, 2022, SilverSun had approximately 172 full time employees with 47 of its employees engaged in sales and marketing activities, 101 employees were engaged in service fulfillment, and 24 employees were performing administrative functions. SilverSun’s future success depends in significant part upon the continued services of its key sales, technical, and senior management personnel and its ability to attract and retain highly qualified sales, technical, and managerial personnel. None of SilverSun’s employees are represented by a collective bargaining agreement and SilverSun has never experienced a work stoppage.

Additional Information

SilverSun’s website address is www.silversuntech.com. SilverSun does not intend its website address to be an active link or to otherwise incorporate by reference the contents of the website into this proxy statement. The SEC maintains an Internet website (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF RHODIUM

The following discussion and analysis of Rhodium’s financial condition and results of operations should be read in conjunction with Rhodium’s financial statements, including the accompanying notes, contained elsewhere in this proxy statement/prospectus. Certain information contained in the discussion and analysis set forth below includes forward-looking statements. Rhodium’s actual results may differ materially from those anticipated in these forward-looking statements as a result of many factors, including those set forth under “Risk Factors,” “Cautionary Note Regarding Forward-Looking Statements” and elsewhere in this proxy statement/prospectus. Unless the context otherwise requires, all references in this section to “Rhodium,” “we,” “our” and “us” refer to Rhodium Enterprises, Inc. and its subsidiaries prior to consummation of the Mergers.

Bitcoin Mining Growth

Rhodium began mining Bitcoin in September 2020. From September 13, 2020 through September 30, 2022, Rhodium placed approximately 165 MW online to power approximately 44,400 miners and mined 5,784 Bitcoin with a hash rate capacity as of September 30, 2022 of 3.6 EH/s.

For the nine months ended September 30, 2022, approximately 2,653 Bitcoin were mined for a total recognized revenue of $85.7 million. Therefore, the average value of each Bitcoin mined was approximately $32,315. The total cost of revenue excluding profit-based colocation expenses, depreciation, and amortization was approximately $17.3 million. Therefore, the average cost to mine one Bitcoin when excluding profit-based colocation expenses, depreciation, and amortization for the period was $6,527. The total cost of revenue including profit-based colocation expenses, depreciation, and amortization was approximately $44.5 million. Therefore, the average cost to mine one Bitcoin when including profit-based colocation expenses, depreciation, and amortization for the period was $16,768.

For the three months ended September 30, 2022, approximately 825 Bitcoin were mined for a total recognized revenue of $17.5 million. Therefore, the average value of each Bitcoin mined was approximately $21,158. The total cost of revenue excluding profit-based colocation expenses, depreciation, and amortization was approximately $7.4 million. Therefore, the average cost to mine one Bitcoin when excluding profit-based colocation expenses, depreciation, and amortization for the period was $8,941. The total cost of revenue including profit-based colocation expenses, depreciation, and amortization was approximately $16.4 million. Therefore, the average cost to mine one Bitcoin when including profit-based colocation expenses, depreciation, and amortization for the period was $19,851. Rhodium does not intend to hold material amounts of crypto assets other than Bitcoin. As of September 30, 2022, Rhodium held approximately 1 Ether, 977 USDC, and 80 Bitcoin.

Recent Developments

Bridge Loan and Subsequent Reduction of Debt

On May 31, 2022, the Company paid its $30.0 million bridge loan in full comprised of (i) principal of $6.0 million and interest of $0.7 million, (ii) principal of $4.0 million and interest of $0.5 million and (iii) principal of $20.0 million and interest of $2.3 million.

NYDIG Loan

On May 27, 2022, Rhodium secured $25.6 million in loans from NYDIG, a third-party lender. The loans bear a 12% interest rate per annum and mature on November 25, 2023. Monthly installments of $1.6 million consisting of principal and interest are due monthly. The NYDIG loans are structured as equipment financing loans secured by the aggregate total of 10,313 M30 series miners held by Renewables Sub as a wholly owned subsidiary of Rhodium Renewables. Technologies is the guarantor of the NYDIG loans. Rhodium believes the crypto asset market disruption has negatively affected the original value of the underlying collateral (e.g., the 10,313 miners) but believe the collateral is still sufficient given (i) the structure of the loan and its straight-line amortization period has resulting in a significant paydown of the debt, (ii) the maturity date of November 25, 2023, and (iii) that NYDIG has not sought additional collateral or guarantees. To the extent Rhodium were to default on the remaining loan it is possible that NYDIG could seek reimbursement from Rhodium above and beyond the value of the collateral.

New Debt Financing

Rhodium completed a private placement in which it sold an aggregate of $18.9 million in secured promissory notes of Technologies and warrants for the purchase of 7,153,498 shares of Class A common stock in Rhodium Enterprises, Inc. at a purchase price of $0.0001 per share to accredited investors. See “Information about Rhodium — Debt Obligations” for more information.

Digital Asset Loans and/or Encumbrances on Digital Assets

No digital assets held by Rhodium serve as collateral for any loan, margin, rehypothecation, or other similar activities to which Rhodium or its affiliates are a party.

COVID-19

The COVID-19 pandemic has been unpredictable and unprecedented and is likely to continue to result in significant national and global economic disruption, which may adversely affect us. Based on our current assessment, however, we do not expect any material impact on our long-term development, our operations or our liquidity due to the worldwide spread of COVID-19. However, we are actively monitoring this situation and the possible effects on our financial condition, liquidity, operations, suppliers and industry.

NetZero Energy Lease

On August 31, 2021, Rhodium Renewables signed a binding electrical supply agreement for a 185 megawatt site in Texas with NetZero Energy LLC and/or its affiliates and/or subsidiaries (“NetZero Energy”) (the “ESA”). Effective June 17, 2022, NetZero Energy and Rhodium Renewables entered into an amendment to the ESA (the “ESA Amendment”). The ESA Amendment provides, among other things, for an increase in the electrical supply from 185MW to 225MW. Notwithstanding the terms of the ESA Amendment, on July 11, 2022, NetZero Energy delivered notice to Rhodium Renewables that it would be unable to provide Rhodium Renewables with the term it requested for a long-term power contract. Upon receipt of that notice, and as provided pursuant to the terms of the ESA Amendment, Rhodium Renewables has contracted with MI Texas REP 1, LLC (“MI”) to supply the required electricity needs for the site pursuant to the terms of a master electric energy sales agreement dated effective July 21, 2022. The site is for the exclusive use of Rhodium Renewables and has a 10-year term expiring in 2032, with options to extend the term for an additional 10 years pursuant to the terms of the Amended and Restated Datacenter Lease between Temple Green Data LLC and Rhodium Renewables dated June 17, 2022 (the “Temple Lease”). Pursuant to the terms of the Temple Lease, the site is to include three single-story data server halls to be constructed on the site, approximating 51,467 (Powered Shell-A), 53,943 (Powered Shell-B) and 26,782 (Powered Shell-C) square feet, respectively.

Temple Green Data LLC Lease

Pursuant to the terms of the Temple Lease, the initial base rent is $1,087 per month. Under the Temple Lease, the full amount of the initial base rent is phased in based on construction completion. Initial base rent in the amount of $602 per month (or 55.4% of the total initial base rent) began accruing as of August 1, 2022. The initial base rent will step up to $720 (or 66.2% of the total initial base rent) when an additional construction milestone with respect to Powered Shell-C is achieved and will step up to the full amount of the initial base rent when a third construction milestone with respect to Powered Shell-B is achieved. Neither of these two additional construction milestones have yet been achieved as of the date of the financials. Pursuant the Temple Lease as modified by an Acknowledgement, Agreement and Waiver entered into as of October 20, 2022, (a) all monthly base rent attributable for the 6-month period from August 2022 through January 2023 will be deferred, (b) initial base rent attributable to the month of February 2023 and each month thereafter will not be deferred and will be due and payable on the first day of each month; and (c) the full amount in the aggregate of the 6 deferred monthly initial base rent payments will be due on June 1, 2023.

On August 31, 2021, Rhodium Renewables entered into an operating lease with Temple Green Data LLC for the lease of up to three datacenters. See further discussion below. The first datacenter had a commencement date of August 1, 2022, and a total financed amount of $46,019, at 10.5% interest per annum payable over a 120-month term. Lease payments, inclusive of base rent and additional add-on change orders, of $661 are due monthly beginning on February 1, 2023 with the an additional six months of payments deferred from the period August 1, 2022 to January 31, 2023, amounting to $3,969 due on June 1, 2023. Lease payments decrease on August 1, 2024 to $602 for the remainder of the lease term. As of September 30, 2022, the right-of-use asset and the lease liability were $45,599 and $46,828, respectively. Lease expense for the three and nine months ended September 30, 2022 was $1,228. Cash paid for lease expenses for the three and nine months ended September 30, 2020 was $0.

Rhodium’s Business Model

Mining Equipment

All of the miners that Rhodium currently operates were manufactured by its supplier and incorporate ASIC chips to solve complex cryptographic algorithms to support the Bitcoin blockchain (in exchange for digital assets rewards). Rhodium continues to evaluate the effectiveness of the miners it purchases and frequently explores new technological developments from multiple manufacturers, globally.

As of September 30, 2022, Rhodium currently operated a fleet of approximately 44,400 miners, including model M30 series miners, all of which were purchased directly from its manufacturer and all of which are currently deployed in its mining operations.

Sites and Equipment

Rhodium currently operates its Bitcoin mining operations at its Rockdale Site in addition to testing and commissioning miners at its Temple site. As of September 30, 2022, the Rockdale Site had approximately 125 MW of power capacity with approximately 2.7 EH/s of Bitcoin mining capacity currently online. The first 30 MW, which powers liquid-cooled miners, came online in September 2020 and reached capacity in December 2020. An additional 25 MW, which powers air-cooled miners, came online in January 2021 and reached capacity in February 2021. In June 2021, an additional 25 MW capacity came online and reached its capacity in September 2021. Rhodium has two projects with capacities of 10 MW and 35 MW, respectively, which began operations in September 2021 and came online in December 2021. As of September 30, 2022, the Temple site had approximately 40MW of power capacity with approximately 0.9 EH/s of Bitcoin mining capacity, which powers liquid-cooled miners.

Supply of Electrical Power

Rhodium secures its electric power through long-term fixed cost agreements with its electricity providers. Rhodium has two different electricity providers, one for each of its Texas sites. As of September 30, 2022, all of our energy provided by our electricity providers comes from the Electric Reliability Council of Texas (“ERCOT”) grid pursuant to contracts between each of our electricity providers and ERCOT, which has a blend of energy sources, many of which are non-carbon emitting. The amount of electricity generated by non-carbon emitting sources as a percentage of total electricity generated by the ERCOT grid per day fluctuates based on the ERCOT grid daily changes in energy generation.

Payments to Rhodium’s Electricity Providers

Rockdale Site Colocation Agreements

Certain of Rhodium’s subsidiaries have entered into Colocation Agreements with Whinstone US, Inc., which is a subsidiary of Riot Blockchain, Inc. The Colocation Agreements, among other things, govern the provision of power to each project located at our Rockdale Site. In addition, Rhodium agreed to pay the power supplier a percentage of profits. The percentages of profits are based on the contractual formula specified in the Colocation Agreements. Rhodium estimates and accrues for such liabilities in its financial statements and includes such liabilities as a separate line item in its cost of revenue. Based on its results of operations for the period from April 1, 2020 (inception) to December 31, 2020, there were no Colocation expenses to accrue for under the contractual agreements and there were no Colocation Payments made. Based on its results of operations for the twelve months ended December 31, 2021, Rhodium estimated and made approximately $8.5 million of Colocation Payments. Based on its results of operations for the nine months ended September 30, 2022, Rhodium estimated $4.2 million and made approximately $2.3 million of Colocation Payments.

Under the Colocation Agreements, the power supplier has agreed to provide an aggregate of up to 125 MW of power to Rhodium’s projects located at the Rockdale Site. In addition to paying the power supplier a portion of each project’s Colocation Payments, for 100 MW Rhodium has an unconditional minimum power purchase obligation that operates as a “take-or-pay” arrangement pursuant to which Rhodium is obligated to pay a minimum power commitment of 80%, regardless if Rhodium’s projects actually draw power. The initial term of each of the Colocation Agreements is ten years, subject to certain termination rights of Rhodium, and Rhodium has an option to extend the duration thereafter and hold the right to cancel after three years without consent from the power supplier. In addition to the 125 MW, Rhodium has another 30 MW of option contracts at the same terms which have not yet been exercised by Rhodium. Rhodium may or may not choose to exercise said options at a later date.

Temple Site Energy Agreements

On August 31, 2021, Rhodium Renewables, the operating subsidiary at Rhodium’s Temple Site, signed a binding electrical supply agreement with NetZero to supply up to 185 MW of electricity at the Temple Site. Effective June 17, 2022, NetZero and Rhodium Renewables entered into the ESA Amendment. The ESA Amendment provides, among other things, for an increase in the electrical supply obligations from 185 MW to 225 MW. Notwithstanding the terms of the ESA Amendment, on July 11, 2022, NetZero delivered notice to Rhodium Renewables that it would be unable to provide Rhodium Renewables with the term it requested for a long-term power contract. Upon receipt of that notice, and as provided pursuant to the terms of the ESA Amendment, Rhodium Renewables has contracted with an affiliate of Mothership Energy Group (“Mothership”) to supply the required electricity needs for the site.

On July 21, 2022, Rhodium Renewables entered into a MEESA with an affiliate of Mothership to contract for energy at the load zone market price (a real-time price). Rhodium Renewables’ obligations under the MEESA include actual energy consumption at the real-time price plus an additional charge of $2.50 per megawatt hour delivered plus certain pass-through charges and a retail margin. The MEESA will remain in place until such time that Rhodium Renewables can contract for a hedged power product to meet the electricity needs of the Temple Site. Such hedged product may be acquired from Mothership or another ERCOT-licensed energy retail provider. The purchase of energy through the MEESA, and on-demand generally, prohibits Rhodium Renewables from participating in certain ERCOT ancillary market products, including demand response.

On October 27, 2022, Rhodium Renewables entered into an Agent Agreement with MP2 Energy LLC and Temple Green Data LLC, enabling the Company to enter into a Transaction Confirmation and Master Services Agreement with MP2 Energy LLC, a Shell Energy North America Subsidiary. The Transaction Confirmation is for the Temple Site and includes fixed-price energy for a period of 60 months commencing on January 1, 2023. For the procurement of up to 102.5 MW, the company has posted a total of $10 million in performance assurance collateral in the form of a deposit/prepayment.

Key Factors Affecting Rhodium’s Performance

Economic Conditions

Market Price of Bitcoin

Rhodium’s business is heavily dependent on the spot price of Bitcoin. The prices of cryptocurrencies, specifically Bitcoin, have experienced substantial volatility, and high or low prices may have little or no relationship to identifiable market forces, may be subject to rapidly changing investor sentiment and may be influenced by factors such as technology, regulatory void or changes, fraudulent actors, manipulation and media reporting. Bitcoin (as well as other cryptocurrencies) may have value based on various factors, including their acceptance as a means of exchange by consumers and producers, scarcity and market demand.

Halving

Further affecting the digital asset mining industry, and particularly relevant to the Bitcoin blockchain, is the fact that the cryptocurrency reward for solving a block is subject to periodic incremental halving. Halving is a process designed to control the overall supply and reduce the risk of inflation in cryptocurrencies using a proof-of-work consensus algorithm. At a predetermined block, the mining reward is cut in half, hence the term “halving.”

For Bitcoin, the reward was initially set at 50 Bitcoin rewards per block. The Bitcoin blockchain has undergone halving three times since its inception as follows: (1) on November 28, 2012 at block 210,000; (2) on July 9, 2016 at block 420,000; and (3) on May 11, 2020 at block 630,000, when the reward was reduced to its current level of 6.25 Bitcoin per block. The next halving for the Bitcoin blockchain is anticipated to occur in May 2024 at block 840,000. This process will reoccur until the total amount of Bitcoin currency rewards issued reaches 21 million and the theoretical supply of new Bitcoin is exhausted, which is expected to occur around 2140. Many factors influence the price of Bitcoin, and potential increases or decreases in prices in advance of or following a future halving are unknown.

Blockchain Difficulty

The increase in Bitcoin difficulty and hash rate proportionally reduces the mining proceeds of the equipment and eventually requires Bitcoin mining operations to upgrade their mining equipment to remain profitable and stay ahead of other Bitcoin mining operations.

Electricity Costs

Electricity costs are Rhodium’s largest operating cost. Rhodium has structured its contractual obligations with its power supplier to appropriately manage risks related to electricity costs by (1) securing low cost, fixed rate power for long-term, multi-year contracts and (2) structuring its Colocation Payments to be on an after-tax cash basis in order to better align incentives with our power supplier. The cost of power used by Rhodium in connection with its operations was under 2.0 cents per kWh for the nine months ended September 30, 2022.

Equipment Costs

The cost of new miners can be unpredictable and could also be significantly higher than Rhodium’s historical cost for new miners. As a result, at times, Rhodium may obtain miners and other hardware from third parties at higher prices, to the extent they are available. For example, beginning in the second half of 2020 and continuing into the fourth quarter of 2021, Rhodium observed a significant appreciation in the market price of Bitcoin, as well as an increase in the per-unit price of the miners Rhodium uses to mine Bitcoin. While Rhodium cannot know definitively if these two phenomena are linked, Rhodium has seen a measurable increase in the prices for new miners offered by third-party manufacturers during periods of increased market prices for Bitcoin, and such prices may continue to track the volatility in the market price of Bitcoin.

Competition

In addition to factors underlying mining business growth and profitability, Rhodium’s success greatly depends on its ability to compete with other mining operations.

The Bitcoin mining industry is constantly evolving, and cryptocurrency miners can range from individual enthusiasts to professional mining operations with dedicated mining sites. Rhodium competes with other companies that focus all or a portion of their activities on mining activities at scale. Rhodium faces significant competition in every aspect of its business, including, but not limited to, the acquisition of new miners, the ability to raise capital, obtaining low-cost electricity, obtaining access to energy sites with reliable sources of power and evaluating new technology developments in the industry.

To stay competitive in the evolving Bitcoin mining industry, both against new entrants into the market and existing competitors, Rhodium anticipates that it will have to continue to expand its existing miner fleet, which could include purchasing the latest generation of miners, as well as innovating to develop and implement new technologies and mining solutions.

Differentiation, Innovation and Expansion of Rhodium’s Platform

The management of Rhodium believes that Rhodium’s investments in research and development differentiates Rhodium from its peers, in particular Rhodium’s ability to manage electricity sourcing, construct and implement proprietary liquid-cooled mining sites and enable efficient performance of commercially available mining equipment through its proprietary management software.

Partnership Ecosystem

The management of Rhodium believes that Rhodium’s success will depend on whether Rhodium can expand its ecosystem of strategic partners with additional manufacturers of mining equipment. The Bitcoin mining business requires access to the latest generation miners. Rhodium’s management team regularly evaluates current and future hardware for reliability, performance and cost efficiency.

These partnerships enable at-scale access to new equipment at competitive prices, which in turn helps secure the profitability of our mining fleet for the long term.

Key Business Metrics, Non-GAAP Measure

Rhodium management monitors and evaluates the following key business metrics to measure performance, identify trends, develop and refine growth strategies and make strategic decisions. In addition to the performance metrics described below, Rhodium management relies on Adjusted EBITDA, a non-GAAP financial measure. See “— Adjusted EBITDA” for the definition of Adjusted EBITDA and a reconciliation to Rhodium’s most directly comparable financial measure calculated and presented in accordance with GAAP.

Mining Hash Rate Capacity

Rhodium estimates the mining hash rate capacity of its mining fleet by multiplying the manufacturer specified hash rate per model by the total number of miners per model on site and deployed at the end of the period. The method by which Rhodium measures its hash rate capacity may differ from how other operators present such measure.

Rhodium’s hash rate capacity as of December 31, 2020 was 708.2 PH/s. Rhodium’s hash rate capacity as of December 31, 2021 was 2.7 EH/s. Rhodium’s hash rate capacity as of September 30, 2022 was 3.6 EH/s.

Bitcoin Mined

Rhodium measures the production of its mining activities in a given period as Bitcoin mined. As such, Rhodium believes that the number of Bitcoin that it mines is a useful metric for investors to measure its mining activity without the influence of Bitcoin price volatility from period to period. Additionally, for a given period, Rhodium calculates the average Bitcoin mined per day and the maximum Bitcoin produced per day. Rhodium believes these metrics are meaningful to investors because when compared, they show periodic production capacity growth.

During the period from April 1, 2020 (inception) through December 31, 2020, Rhodium mined 284.64 Bitcoin. During the period from April 1, 2020 (inception) through December 31, 2020, the maximum Bitcoin produced per day was 4.78, which was mined on December 25, 2020. The average Bitcoin mined per day in this period was 1.04. During the year ended December 31, 2021, Rhodium mined 2,846.61 Bitcoin. During the year ended December 31, 2021, the maximum Bitcoin produced per day was 13.1, which was mined on December 5, 2021. The average Bitcoin mined per day during the year ended December 31, 2021 was 7.8. During the nine months ended September 30, 2022, Rhodium mined 2,652.86 Bitcoin. During the nine months ended September 30, 2022, the maximum Bitcoin produced per day was 13.1, which was mined on January 6, 2022. The average Bitcoin mined per day in this period was 9.72.

Adjusted EBITDA

Rhodium defines Adjusted EBITDA as net income (loss) before interest expense, income taxes, depreciation and amortization, further adjusted by the removal of impairment of long-lived assets, write-off of previously capitalized IPO costs, one-time transaction costs, SAFE valuation gain (loss) and expenses related to stock-based compensation.

The above items are excluded from Adjusted EBITDA measure because these items are non-cash in nature, or because the amount and timing of these items is unpredictable, not driven by core results of operations and renders comparisons with prior periods and competitors less meaningful. Rhodium’s management believes Adjusted EBITDA provides useful information to investors and others in understanding and evaluating Rhodium’s results of operations, as well as provides a useful measure for period-to-period comparisons of Rhodium’s business performance. Moreover, Rhodium has included Adjusted EBITDA in this prospectus because it is a key measurement used internally by management to make operating decisions, including those related to operating expenses, evaluate performance and perform strategic and financial planning. However, Rhodium may incur future expenses similar to those excluded when calculating these measures. The presentation of this measure should not be construed as an inference that Rhodium’s future results will be unaffected by unusual or non-recurring items. Further, this non-GAAP financial measure should not be considered in isolation from, or as a substitute for, financial information prepared in accordance with GAAP. Rhodium’s management compensates for these limitations by relying primarily on GAAP results and using Adjusted EBITDA on a supplemental basis. Rhodium’s computation of Adjusted EBITDA may not be comparable to other similarly titled measures computed by other companies because not all companies calculate this measure in the same fashion. Investors should review the reconciliation of net income (loss) to Adjusted EBITDA below and not rely on any single financial measure to evaluate Rhodium’s business.

The following table presents a reconciliation of net income (loss) to Adjusted EBITDA for the year ended December 31, 2021 and for the nine months ended September 30, 2022:

	Year ended December 31, 2021	Nine months ended September 30, 2022
	(in thousands)
Net income (loss)	$69,138	$(62,668)
Adjustments:
Interest expense	2,555	2,578
Income tax provision	22,922	(12,908)
Depreciation and amortization	15,967	22,989
SAFE valuation gain (loss)	2,936	(2,396)
Impairment of long-lived assets(1)	—	75,595
Write-off of previously capitalized IPO cost	—	3,240
One-time transaction costs(2)	327	—
Adjusted EBITDA	$113,845	$26,430

____________

(1)      Impairment of long-lived assets represent impairment of property and equipment, and does not include impairment of digital assets.

(2)      One-time transaction costs represent non-recurring legal and advisory costs with respect to the SAFE transactions and the Temple Lease.

Key Customers and Suppliers

Rhodium’s consolidated revenue for the year ended December 31, 2021, came from three customers: Binance, Poolin and Foundry, representing approximately 45%, 42% and 12%, respectively. Revenue from Binance represented 100% of Rhodium’s consolidated revenue for the period from April 1, 2020 (inception) to December 31, 2020.

The agreements with each company are terminable at any time by either party and Rhodium’s enforceable right to compensation only begins when Rhodium provides computing power to the mining pool operator. In exchange for providing computing power, Rhodium is entitled to a fractional share of the fixed digital asset award the mining pool operator receives when it solves a block, less service fees collected by the mining pool operator ($0 mining pool fees incurred for the year ended December 31, 2021 and for the period from April 1, 2020 (inception) to December 31, 2020) (which are recorded as a reduction of revenue), for successfully adding a block to the blockchain.

Rhodium’s consolidated revenue for the nine months ended September 30, 2022, came from three customers: Foundry, Poolin and Titan, representing approximately 99.98%, 0.01% and 0.01%, respectively.

As of December 2022, Rhodium has migrated its computing power to Titan pool, and uses Luxor pool as its backup. The agreement with Titan pool is terminable at any point by either party. Under this arrangement Rhodium pays zero percent (0%) fees to use the pool. There is an additional arrangement whereby Rhodium collects a fee for service from Titan pool in the event it aids Titan in any research and development efforts. No revenue was recognized under the terms of this agreement during the nine months ended September 30, 2022. The agreement with Luxor pool is terminable at any point by either party as well. Under this agreement Rhodium pays 0.2% fees to use the Luxor pool.

Components of Results of Operations

Revenue

Rhodium’s revenue consists entirely of revenue recognized from our Bitcoin mining activities. Bitcoin mining activities generate both block rewards (Bitcoin rewards, currently 6.25 Bitcoin per block) as well as miner transaction fees paid to Rhodium by the Bitcoin network for processing Bitcoin transactions (which are currently less than 0.5 Bitcoin per block). Over time, it is possible transaction fees may become larger than block rewards.

Rhodium recognizes revenue daily at the coordinated universal time (“UTC”) closing price of Bitcoin the day it is mined. Rhodium then tracks any gain or loss from the time the Bitcoin was mined to the time when it is ultimately sold or exchanged. The sale or exchange generally results in a realized gain or loss at the time of sale or exchange. The proceeds related to the sale or exchange of Bitcoin is Rhodium’s primary source of cash generation.

Rhodium participates in “mining pools” organized by mining pool operators in which Rhodium shares its mining power with the hash rate generated by other miners participating in the pool to earn cryptocurrency rewards. The mining pool operator provides a service that coordinates the computing power of the independent mining enterprises participating in the mining pool. Fees may be paid to the mining pool operator to cover the costs of maintaining the pool. The pool uses software that coordinates the pool members’ mining power, identifies new block rewards, records how much hash rate each participant contributes to the pool and assigns cryptocurrency rewards earned by the pool among its participants in proportion to the hash rate each participant contributed to the pool in connection with solving a block. Revenues from cryptocurrency mining are impacted by volatility in Bitcoin prices, as well as increases in the Bitcoin blockchain’s total hash rate resulting from the growth in the overall quantity and quality of miners working to solve blocks on the Bitcoin blockchain and the difficulty index associated with the secure hashing algorithm employed in solving the blocks.

Cost of Revenue

Rhodium’s cost of revenue consists primarily of electric power costs related to the mining operations of earning Bitcoin including other utilities, labor, insurance whether incurred directly from self-mining operations or reimbursed, any payments due under colocation agreements, but excluding depreciation and amortization, which are separately stated. For the period from April 1, 2020 (inception) to December 31, 2020, Rhodium did not incur any costs of revenue related to other utilities, labor, insurance or amounts due under colocation agreements.

Gain (loss) from sales of digital assets

Gain (loss) from sales of digital assets consists of gains (losses) primarily on the sale of Bitcoin.

Selling, general and administrative expense

Selling, general and administrative expenses include compensation and benefits expenses, professional fees and other personnel related expenses and may include insurance, amortization of intangibles, depreciation of property and equipment, asset impairments, franchise taxes and bank fees, if applicable.

Non-operating income (expense), net

Non-operating income (expense), net includes interest income, interest expense, other non-operating expenses, net and realized gains (losses) on sale of digital assets.

Income tax expense (benefit)

Income tax expense (benefit) consists of U.S. federal, state and local income taxes, if any. For the period from April 1, 2020 (inception) through December 31, 2020, Rhodium’s income tax benefit was approximately $0.2 million. For the year ended December 31, 2021, Rhodium’s income tax expense was approximately $22.9 million. For the nine months ended September 30, 2022, Rhodium’s income tax (benefit) was approximately $12.9 million. Rhodium evaluates its ability to recognize its deferred tax assets quarterly by considering all positive and negative evidence available as proscribed by the Financial Accounting Standards Board (“FASB”) under its general principles of Accounting Standards Codification (“ASC”) 740, Income Taxes. Rhodium’s annual statutory federal income tax rate at September 30, 2022 is 22.4%. Rhodium currently only operates its mining operations in Texas, which does not have a state income tax. However, Texas does have a franchise tax based on the company’s taxable margin, which is taxed at a rate of 0.75%.

Results of Operations

At September 30, 2022, Rhodium had cash and cash equivalents of approximately $32.0 million, total equity of approximately $42 million. To date, Rhodium has in large part relied on debt and equity financing to fund its operations.

Results of Operations for the Nine Months ended September 30, 2022 and the Nine Months ended September 30, 2021

The following table sets forth selected historical operating data for the period indicated:

	For the nine months ended September 30, 2022	For the nine months ended September 30, 2021
	(in thousands)
Revenue:
Revenue, net – digital asset mining	$85,731	$82,097
Costs and expenses:
Cost of revenue, excluding depreciation and amortization	17,316	6,751
Cost of revenue – colocation payment expense	4,181	2,512
Selling, general and administrative	27,096	8,119
Depreciation and amortization	22,989	10,383
Realized gain on sale of digital assets	(5,532)	(37,505)
Impairment of equipment	75,595	—
Impairment of digital assets	15,741	30,717
Total costs and operating expenses, net	157,386	20,977
Operating (loss) profit	(71,655)	61,120
Other income (expense)
Interest expense	(2,578)	(1,620)
SAFE valuation gain (loss)	2,396	(2,618)
Other income (expense), net	(3,739)	2,603
Total other income (expense), net	(3,921)	(1,635)
(Loss) income before benefit from (provision for) income taxes	(75,576)	59,485
Benefit from (provision for) income taxes	12,908	(13,337)
Net income (loss)	$(62,668)	$46,148

Summary of Mining Results

Revenue

Digital asset mining revenue for the nine months ended September 30, 2022 totaled approximately $85.7 million. Digital asset mining revenue for the nine months ended September 30, 2021 totaled approximately $82.1 million. Revenue from digital asset mining are impacted significantly by volatility in Bitcoin prices, as well as increases in the Network Hash Rate resulting from the growth in the overall quantity and quality of miners working to solve blocks on the Bitcoin blockchain and the difficulty index associated with the secure hashing algorithm employed in solving the blocks.

Cost of Revenue

Cost of revenue for the nine months ended September 30, 2022 totaled approximately $21.5 million which includes electric costs, salaries, operational supplies and colocation payments. Cost of revenue for the nine months ended September 30, 2021, totaled approximately $9.3 million. 80 MW were online in the nine months ended September 30, 2021 versus 165 MW online in the nine months ended September 30, 2022. There was also a significant increase in staffing related to operating the mine in 2022.

Selling, General and Administrative Expense

Selling, general and administrative expense for the nine months ended September 30, 2022 totaled approximately $27.1 million. Selling, general and administrative expense for the nine months ended September 30, 2021 totaled approximately $8.1 million. A significant headcount increase through the nine months ended September 30, 2022 compared to the same period ended September 30, 2021, resulted in an increase of $9.8 million in compensation-related expenses. Comparing the nine months ended September 30, 2022 to the nine months ended September 30, 2021, legal fees increased $7.7 million due to merger and acquisition, lawsuit activity, and expensing previously capitalized IPO costs.

Depreciation and Amortization

Depreciation and amortization expense for the nine months ended September 30, 2022 was $23.0 million. Depreciation and amortization expense for the nine months ended September 30, 2021 was $10.4 million. The Company did not start heavily scaling operations until late 2020 and throughout 2021. At September 30, 2021, the Company had a property, plant and equipment balance of $88.3 million compared to a balance of $161.7 million at September 30, 2022. The increase in miners and cooling equipment from one period to another resulted in an increase in depreciation. Miners have a short estimated life of 3 years resulting in increased depreciation when comparing the period ended September 30, 2022 to the period ended September 30, 2021.

Realized Gain on Sale of Digital Assets

During the nine months ended September 30, 2022 the Company recorded $5.5 million of realized gain on sale of digital assets. During the nine months ended September 30, 2021 the Company recorded $37.5 million of realized gain on sale of digital assets. The decrease comparing the nine months ended September 30, 2022 to the nine months ended September 30, 2021, is a result of declining bitcoin price in 2022 versus rising bitcoin prices in 2021.

Impairment of Equipment

During the nine months ended September 30, 2022 the Company recorded $75.6 million of impairment of long-lived assets. During the nine months ended September 30, 2021, no impairment of long-lived assets was recognized.

Impairment of Digital Assets

Impairment of digital assets of approximately $15.7 million was recognized during the nine months ended September 30, 2022, of which $6.0 million was from bitcoin mined and $9.7 million was from bitcoin purchased. Impairment of digital assets of approximately $30.7 million was recognized during the nine months ended September 30, 2021, of which $5.7 million was from bitcoin mined and $25.0 million was from bitcoin purchased.

Other Income and Expense

Other income and expense for the nine months ended September 30, 2022 totaled approximately $3.9 million net expense. Other income and expense for the nine months ended September 30, 2021 totaled approximately $1.6 million net expense. Other income and expense is comprised of primarily of interest and change in fair value of SAFE Agreements.

During the nine months ended September 30, 2022, interest income and interest expense was a net expense of approximately $2.6 million. During the nine months ended September 30, 2021, interest income and interest expense was a net expense of approximately $1.6 million. The increase from the nine months ended September 30, 2022 compared to the nine months ended September 30, 2021 was primarily driven by the interest rate on the Bridge loans along with interest incurred on the NYDIG debt.

Provision for Income Taxes

During the nine months ended September 30, 2022, income tax (benefit) was approximately $12.9 million. Income tax expense for the nine months ended September 30, 2021 was approximately $13.3 million.

Results of Operations for the Year ended December 31, 2021 and for the Period from April 1, 2020 (inception) to December 31, 2020

The following table sets forth selected historical operating data for the period indicated:

	For the year ended December 31, 2021	For the period from April 1, 2020 (inception) to December 31, 2020
	(in thousands)
Revenue:
Revenue, net – digital asset mining	$137,630	$5,150
Costs and expenses:
Cost of revenue, excluding depreciation and amortization	10,371	623
Cost of revenue – colocation payment expense	8,528	—
Selling, general and administrative	11,803	2,380
Depreciation and amortization	15,967	2,953
Realized (gain) on sale of digital assets	(43,545)	(351)
Impairment of digital assets	39,570	68
Total costs and expenses	42,694	5,673
Operating profit (loss)	94,936	(523)
Other income (expense)
Interest expense	(2,555)	(406)
SAFE valuation gain (loss)	(2,936)	—
Other income, net	2,617	217
Total other income (expense), net	(2,874)	(189)
Income (loss) before provision for (benefit from) income taxes	92,061	(712)
Provision for (benefit from) income taxes	22,922	(181)
Net income (loss)	$69,138	$(531)

Summary of Rhodium Mining Results

Revenue

For the year ended December 31, 2021, Rhodium mined approximately 2,847 Bitcoin, resulting in $137.6 million of mining revenue recognized. For the period from April 1, 2020 (inception) through December 31, 2020, Rhodium mined approximately 285 Bitcoin, resulting in $5.2 million of mining revenue recognized. During the period ended December 2020, only one subsidiary had begun mining operations in late September 2020 compared to significant operations producing Bitcoin in 2021. Further, the average price of Bitcoin during 2021 was higher than 2020 causing each Bitcoin mined to produce greater revenue in 2021. Based on the quantity and price, the mining revenue has significantly increased when comparing the period from April 1, 2020 (inception) through December 31, 2020 to the year ended December 31, 2021.

Cost of Revenue

Cost of revenue for the year ended December 31, 2021 totaled approximately $18.9 million which includes electric costs, salaries, operational supplies and colocation payments. Cost of revenue for the period from April 1, 2020 (inception) through December 31, 2020, totaled approximately $0.6 million. 30 MW were online in the period from April 1, 2020 (inception) through December 31, 2020, versus 125 MW online in the year ended December 31, 2021. There was also a significant increase in staffing related to operating the mine in 2021. No colocation payments were made in 2020 due to a net loss for the period from April 1, 2020 (inception) through December 31, 2020.

Selling, General and Administrative Expense

Selling, general and administrative expense for the year ended December 31, 2021 totaled approximately $11.8 million. Selling, general and administrative expense for the period from April 1, 2020 (inception) through December 31, 2020, totaled approximately $2.4 million. A significant headcount increase through the year ended December 31, 2021 compared to the period from April 1, 2020 (inception) through December 31, 2020, resulted in an increase of $2.8 million in compensation-related expenses. Comparing the year ended December 31, 2021 to the period from April 1, 2020 (inception) through December 31, 2020, legal fees increased $0.8 million due to business formation and capital raising efforts.

Depreciation and Amortization

Depreciation and amortization expense for the year ended December 31, 2021 was $16.0 million. Depreciation and amortization expense for the period from April 1, 2020 (inception) through December 31, 2020 was $3.0 million. The Company did not start heavily scaling operations until late 2020 and throughout 2021. At December 31, 2020, the Company had a property, plant and equipment balance of $22.6 million compared to a balance of $129.9 million at December 31, 2021. The increase in miners and cooling equipment from one period to another resulted in an increase in depreciation.

Realized gain on sale of digital assets

During the year ended December 31, 2021, we recorded a gain on the sale of digital assets of approximately $43.5 million. During the period from April 1, 2020 (inception) through December 31, 2020, we recorded a gain on the sale of digital assets of approximately $0.4 million.

Impairment of Digital Assets

Impairment of digital assets of approximately $39.6 million was recognized during the year ended December 31, 2021. Impairment of digital assets of approximately $0.1 million was recognized during period from April 1, 2020 (inception) through December 31, 2020.

Other Income and Expense

Other income and expense for the year ended December 31, 2021 totaled approximately $2.9 million net income. Other income and expense for the period from April 1, 2020 (inception) through December 31, 2020, totaled approximately $0.2 million net income. Other income and expense is comprised primarily of interest, energy credits and change in fair value of SAFE Agreements.

During the year ended December 31, 2021 interest income and interest expense was a net expense of approximately $0.2 million. For the period from April 1, 2020 (inception) through December 31, 2020 interest income and interest expense represented a net expense of approximately $0.4 million. The increase across the two periods was primarily driven by the interest rate on the bridge loans.

Provision for Income Taxes

During the year ended December 31, 2021 ended income tax expense was approximately $22.9 million. Income tax benefit for the period from April 1, 2020 (inception) through December 31, 2020 was approximately $0.2 million.

Liquidity and Capital Resources

Rhodium commenced primary mining operations in late 2020 and has incurred significant capital expenditures in the construction of Rhodium’s mining facilities. At September 30, 2022, Rhodium had approximate balances of cash and cash equivalents of $32.0 million, working capital of $9.9 million, total equity of $42.0 million and retained earnings of $64.3 million.

Existing Debt

The following is a summary of our existing debt obligations.

March 3, 2021 — $33,000,000 financing of Rhodium Encore LLC

Completion of a liquid-cooled, 25 megawatt, project-level financing of $33,000,000 in total (“Project Encore”) for Rhodium’s mining subsidiary, Rhodium Encore LLC. Project Encore financing was used to secure additional mining equipment for 25 megawatts worth of power capacity and related liquid-cooling and electrical infrastructure. Rhodium Encore LLC was formed on January 8, 2021, as a subsidiary of Rhodium JV LLC prior to the project-level financing of $33,000,000.

The total proceeds raised in connection with Project Encore was $33,000,000 which was structured as part debt and part equity. A UCC-1 statement was filed on March 3, 2021, giving the debt holders first position creditor rights on the assets of Project Encore. The total debt raised in connection with the offering was $23,100,000. Such debt has a July 30, 2024 maturity date with interest only payable annually with a balloon payment due at maturity. There is no prepayment penalty. The interest rate is 0.20% per annum (20 basis points), which was the applicable federal rate at the time of the offering. The financing round closed on March 3, 2021. The debt is not convertible to equity. The debt is owed to the former non-controlling interest holders of Rhodium Encore LLC. Those non-controlling interest holders subsequently transferred their units in Rhodium Encore LLC to Rhodium Enterprises Inc. in exchange for Rhodium Enterprises Inc. shares, as of June 30, 2021.

March 18, 2021 — $45,000,000 financing of Rhodium 2.0 LLC

Completion of a liquid-cooled, 35 megawatt, project-level financing of $45,000,000 in total (“Project 2.0”) for Rhodium’s mining subsidiary, Rhodium 2.0 LLC. Project 2.0 financing was used to secure additional mining equipment for 35 megawatts worth of power capacity and related liquid-cooling and electrical infrastructure.

The total proceeds raised in connection with Project 2.0 was $45,000,000 which was structured as part debt and part equity. A UCC-1 statement was filed on March 18, 2021, giving the debt holders first position creditor rights on the assets of Project 2.0. The total debt raised in connection with the offering was $31,500,000. Such debt has a July 30, 2024 maturity date with interest only payable annually with a balloon payment due at maturity. There is no prepayment penalty. The interest rate is 0.20% per annum (20 basis points), which was the applicable federal rate at the time of the offering. The financing round closed on March 3, 2021. The debt is owed to the former non-controlling interests holders of Rhodium 2.0 LLC. Those non-controlling interest holders subsequently transferred their units in Rhodium 2.0 LLC to Rhodium Enterprises Inc. in exchange for Rhodium Enterprises Inc. shares, as of June 30, 2021.

May 27, 2022 — $25,575,000 loan

Rhodium secured $25,575,000 in loans from NYDIG. The loans bear a 12% interest rate per annum and mature on November 25, 2023.

August 25, 2022 — $1,409,000 loan

Rhodium Renewables LLC secured a $1,409,000 loan for the purchase of a crane from Siemens Financial Services, Inc., a third-party lender. The loan bears a 6.635% interest rate per annum and matures on August 25, 2024. Monthly installments of $62 consisting of principal and interest are due monthly.

September 29, 2022 — $18,899,900 loan

Rhodium completed a private placement in which it sold an aggregate of $18,900 in secured promissory notes of Technologies with an interest rate of 3.05% per annum and maturity date of September 29. 2024, and warrants for the purchase of 7,153,498 shares of Class A common stock at a purchase price of $0.0001 per share to accredited investors. The Company calculated the fair value of the warrants at issuance using a Black-Scholes model with inputs of $2.16 per share, exercise price of $0.01, time to maturity of 5 years, risk-free interest rate of 4.06%, expected volatility of 95.22%, no expected dividends, no forfeiture rate, a dilution adjustment of 97.61% and a discount for lack of marketability of 31% resulting in a warrant value price per share of $1.45 and a total warrant fair value of $10,372. The Company recognized the total warrant fair value of $10,372 as debt discount which is recorded as a contra liability in the accompanying condensed consolidated balance sheet and amortized as interest expense over the term of the loan using the effective interest method. The contra liability does not reduce the amount of debt due to investors. During the term of these notes, Rhodium shall make quarterly instalment payments in an amount equal to 1.5% of net profits as defined in each note, attributable up to and not to exceed 102.5 megawatts (MW) of infrastructure of Rhodium Renewables LLC, for every $1,000 of principal amount. The quarterly payments are first applied to accrued interest and thereafter to the principal amount. At the end of the term, any unpaid accrued interest and remaining principal will be due in full.

Cash Flows

The following table summarizes Rhodium’s cash flows for the periods presented:

(in thousands)	Nine months ended September 30, 2022	Nine months ended September 30, 2021
Cash and cash equivalents, beginning of period	$37,770	$9,059
Cash Flow Provided by Operating Activities	47,835	56,647
Cash Flow Used in Investing Activities	(60,406)	(123,213)
Cash Flow Provided by Financing Activities	8,776	161,306
Cash and cash equivalents, end of period	33,975	103,799
Net (decrease) increase in cash and cash equivalents	$(3,795)	$94,740

Operating Activities

Net cash provided by operating activities was $47.8 million for the nine months ended September 30, 2022 compared to $56.6 million for the nine months ended September 30, 2021. For the nine months ended September 30, 2022, the primary sources of cash provided by operating activities was from proceeds from sale of digital assets of $122.1 million and depreciation and amortization of $23.0 million offset by Bitcoin mined of approximately $85.7 million and $17.5 million of income tax payable. For the nine months ended September 30, 2021, the primary sources of cash provided by operating activities was from proceeds from sale of digital assets of $238.0 million and income tax receivable of $13.1 million offset by purchases of digital assets of approximately $157.4 million and $37.5 million of realized gain on sale of digital assets.

Investing Activities

Net cash used in investing activities was $60.4 million for the nine months ended September 30, 2022 compared to $123.2 million for the nine months ended September 30, 2021. Net cash for the nine months ended September 30, 2022 used in investing activities was primarily from $60.2 million in purchases of property and equipment. Net cash for the nine months ended September 30, 2021 used in investing activities were primarily from $73.9 million in purchases of property and equipment and $43.1 million of cash payments for deposits on equipment.

Financing Activities

Net cash provided by financing activities was approximately $8.8 million during the nine months ended September 30, 2022. Changes in net cash provided by financing activities for the nine months ended September 30, 2022 results primarily from $30.0 million of repayment of Bridge loans offset by $26.5 million of debt proceeds from third party lenders and $18.9 million of debt proceeds from equity financing. Net cash provided by financing activities was approximately $161.3 million during the nine months ended September 30, 2021. Changes in net cash used in financing activities for the nine months ended September 30, 2021 results primarily from proceeds from $84.4 million in SAFE Transactions, $39.7 million in equity financing, $54.6 million in promissory notes and loans offset by $37.7 million of repayment of notes payable.

The following table summarizes our cash flows for the period presented:

(in thousands)	For the Year ended December 31, 2021	Period from April 1, 2020 (inception) to December 31, 2020
Cash and cash equivalents, beginning of period	$9,059	$—
Cash Flow Provided by Operating Activities	63,250	2,285
Cash Flow Used in Investing Activities	(187,835)	(35,398)
Cash Flow Provided by Financing Activities	153,296	42,172
Cash and cash equivalents, end of period	37,770	9,059
Net increase in cash and cash equivalents	$28,711	$9,059

Operating Activities

Net cash provided by operating activities was approximately $63.3 million during the year ended December 31, 2021. Changes in net cash provided by operating activities results primarily from proceeds from sale of digital assets of approximately $309.4 million and $16.0 million in depreciation and amortization offset by approximately $213.7 million of purchase of digital assets and $43.5 million realized gain on digital assets.

Net cash provided by operating activities was approximately $2.3 million during the period from April 1, 2020 (inception) through December 31, 2020. Changes in net cash provided by operating activities results primarily from proceeds from sale of digital assets of approximately $5.3 million and approximately $3.0 million in depreciation and amortization offset by approximately $5.1 million in changes in digital assets.

Investing Activities

Net cash used in investing activities was approximately $187.8 million during the year ended December 31, 2021. Changes in net cash used in investing activities results primarily from $181.8 million in purchases of and deposits made on property and equipment. Net cash used in investing activities was approximately $35.4 million during the period from April 1, 2020 (inception) through December 31, 2020. Changes in net cash used in investing activities results primarily from $34.4 million in purchases of and deposits made on property and equipment.

Financing Activities

Net cash provided by financing activities was approximately $153.3 million during the year ended December 31, 2021. Changes in net cash provided by financing activities results primarily from proceeds from $86.9 million in SAFE Transactions, $39.8 million in equity financing, $84.6 million in promissory notes and loans offset by $37.7 million of payment of notes payable and $17.8 million of dividend payments to equity holders. Net cash provided by financing activities was approximately $42.2 million during the period from April 1, 2020 (inception) through December 31, 2020. Changes in net cash provided by financing activities results primarily from $4.8 million in equity financing and $37.7 million in promissory notes.

Operating and Capital Expenditure Requirements

Rhodium’s management believes its existing cash and cash equivalents, together with cash provided by operations, will be sufficient to meet its needs for at least the next year. Rhodium’s future capital requirements will depend on many factors including our revenue growth rate, the timing and extent of spending to support research and development efforts and the timing and extent of additional capital expenditures to invest in the expansion of existing sites as well as new sites. Rhodium may in the future enter arrangements to acquire or invest in complementary businesses, services and technologies, including intellectual property rights. Rhodium may be required to seek additional equity or debt financing. If additional financing is required from outside sources, Rhodium may not be able to raise it on acceptable terms or at all. If Rhodium is unable to raise additional capital when desired, Rhodium’s business, results of operations and financial condition would be materially and adversely affected.

Commitments and Contractual Obligations

Rhodium has entered into agreements to purchase blockchain mining equipment that are enforceable, legally binding and that specify all significant terms, including fixed or minimum quantities to be purchased, fixed, minimum or variable price provisions and the approximate timing of the transaction.

Summary of Critical Accounting Policies

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions about future events that affect the amounts reported in the financial statements and accompanying notes. Future events and their effects cannot be determined with absolute certainty. Therefore, the determination of estimates requires the exercise of judgment. Actual results inevitably will differ from those estimates, and such differences may be material to the financial statements. The most significant accounting estimates inherent in the preparation of our financial statements include estimates associated with revenue recognition, investments and digital assets.

Rhodium’s financial position, results of operations and cash flows are impacted by the accounting policies it has adopted. In order to get a full understanding of Rhodium’s financial statements, one must have a clear understanding of the accounting policies employed. A summary of Rhodium’s critical accounting policies follows:

Fair value of financial instruments

Rhodium accounts for financial instruments under FASB ASC 820, Fair Value Measurements. ASC 820 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three levels as follows:

Level 1 — quoted prices (unadjusted) in active markets for identical assets or liabilities that we have the ability to access on the measurement date;

Level 2 — observable inputs other than Level 1, quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, and model-derived prices whose inputs are observable or whose significant value drivers are observable; and

Level 3 — assets and liabilities whose significant value drivers are unobservable.

Observable inputs are based on market data obtained from independent sources, while unobservable inputs are based on our market assumptions. Unobservable inputs require significant management judgment or estimation. In some cases, the inputs used to measure an asset or liability may fall into different levels of the fair value hierarchy. In those instances, the fair value measurement is required to be classified using the lowest level of input that is significant to the fair value measurement. Such determination requires significant management judgment. The carrying amounts of our financial assets and liabilities, such as cash and cash equivalents and accounts payable, approximate fair value due to the short-term nature of these instruments.

Digital Assets

Digital assets, including Bitcoin, are included in current assets in the consolidated and combined balance sheets. Digital assets purchased are recorded at cost and digital assets awarded to us through our mining activities are accounted for in connection with our revenue recognition policy disclosed below. Bitcoin awarded to Rhodium through mining activities are initially recorded at fair value, which is determined using the quoted price of the related crypto asset at the time of receipt.

Digital assets held are accounted for as intangible assets with indefinite useful lives. An intangible asset with an indefinite useful life is not amortized but assessed for impairment annually, or more frequently, when events or changes in circumstances occur indicating that it is more likely than not that the indefinite-lived asset is impaired. Given the significant intraday volatility that has occurred historically, Rhodium management tests digital assets, including Bitcoin, for impairment on a daily basis. Impairment exists when the carrying amount exceeds its fair value, which is measured using the quoted price of the digital asset at the time its fair value is being measured. In testing for impairment, Rhodium has the option to first perform a qualitative assessment to determine whether it is more likely than not that an impairment exists. If it is determined that it is not more likely than not that an impairment exists, a quantitative impairment test is not necessary. If Rhodium concludes otherwise, Rhodium is required to perform a quantitative impairment test. To the extent an impairment loss is recognized, the loss establishes the new cost basis of the asset. Subsequent reversal of impairment losses is not permitted.

Purchases of digital assets by Rhodium are included within operating activities in the consolidated and combined statement of cash flows, while digital assets awarded to Rhodium through its mining activities are included within operating activities in the consolidated and combined statement of cash flows. Proceeds from the sale of digital assets are included within investing activities in the consolidated and combined statement of cash flows and any realized gains or losses from such sales are included in realized gain (loss) on digital assets in the consolidated and combined statement of operations. Rhodium accounts for its gains or losses on sale of digital assets in accordance with the first-in, first-out method of accounting.

Property and equipment, net

Property and equipment, net is stated at cost and depreciated using the straight-line method over the estimated useful lives of the assets. Estimated useful lives for leasehold improvements are amortized over the lesser of the estimated useful life of the asset or the term of the lease. Expenditures for repairs and maintenance are charged to expense in the period incurred. Gains and losses realized on the disposal or retirement of property and equipment are recognized as other income or expense in the consolidated and combined statement of operations.

Impairment of long-lived assets

Rhodium management reviews long-lived assets, including property and equipment, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to undiscounted future cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. During the nine months ended September 30, 2022 the Company recorded $75.6 million of impairment of long-lived assets. During the nine months ended September 30, 2021, no impairment of long-lived assets was recognized.

Leases

Rhodium accounts for its leases in accordance with ASC 842, Leases. Under this guidance, arrangements meeting the definition of a lease are classified as operating or financing leases, and are recorded on the consolidated and combined balance sheet as both a right-of-use asset and lease liability, calculated by discounting fixed lease payments over the lease term at the rate implicit in the lease. Lease liabilities are increased by interest and reduced by payments each period, and the right-of-use asset is amortized over the lease term. For operating leases, interest on the lease liability and the amortization of the right-of-use asset result in straight-line rent expense over the lease term.

In calculating the right of use asset and lease liability, Rhodium elects to combine lease and non-lease components as permitted under ASC 842. Rhodium excludes short-term leases having initial terms of one year or less, without a purchase option, as an accounting policy election.

Revenue recognition

The Company’s sole revenue source is Bitcoin rewards plus network transaction fees (less any mining pool transaction fees, if any) from the Bitcoin network. The Company only mines the Bitcoin blockchain. The Bitcoin network is completely decentralized. Miners validate transactions, converting electricity into computational power (or “hash rate”) which is then applied to complex mathematical problems in order to “solve” the transaction and validate it to the Bitcoin network. The “reward” (or revenue) generated from processing these transactions is newly minted Bitcoin. This Bitcoin can then be converted to U.S. dollars via over-the-counter exchanges, private sales, or regulated U.S. exchanges. The Company has historically converted Bitcoin to U.S. dollars utilizing only over-the-counter brokers, and currently has no plans of changing that practice. Under The Company’s current agreements with its over-the-counter brokers, the Company’s counterparty is the broker.

The Company recognizes revenue in accordance with ASC 606, Revenue from Contracts with Customers. The core principle of the revenue standard is that a company should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. The following five steps are applied to achieve that core principle:

•        Step 1: Identify the contract with the customer

•        Step 2: Identify the performance obligations in the contract

•        Step 3: Determine the transaction price

•        Step 4: Allocate the transaction price to the performance obligations in the contract

•        Step 5: Recognize revenue when, or as, the Company satisfies a performance obligation

In order to identify the performance obligations in a contract with a customer, a company must assess the promised goods or services in the contract and identify each promised good or service that is distinct. A performance obligation meets the definition of a “distinct” good or service (or bundle of goods or services) if both of the following criteria are met: the customer can benefit from the good or service either on its own or together with other resources that are readily available to the customer (i.e., the good or service is capable of being distinct), and the entity’s promise to transfer the good or service to the customer is separately identifiable from other promises in the contract (i.e., the promise to transfer the good or service is distinct within the context of the contract). If a good or service is not distinct, the good or service is combined with other promised goods or services until a bundle of goods or services is identified that is distinct.

The transaction price is the amount of consideration to which an entity expects to be entitled in exchange for transferring promised goods or services to a customer. The consideration promised in a contract with a customer may include fixed amounts, variable amounts, or both. When determining the transaction price, an entity must consider the effects of all of the following:

•        Variable consideration

•        Constraining estimates of variable consideration

•        The existence of a significant financing component in the contract

•        Noncash consideration

•        Consideration payable to a customer

Variable consideration is included in the transaction price only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved. The transaction price is allocated to each performance obligation on a relative standalone selling price basis. The transaction price allocated to each performance obligation is recognized when that performance obligation is satisfied, at a point in time or over time as appropriate.

The Company has entered into Bitcoin mining pools by executing contracts, as amended from time to time, with the mining pool operators to provide computing power to the mining pool. The contracts are terminable at any time by either party without compensation penalty, and the Company’s enforceable right to compensation only begins when the Company provides computing power to the mining pool operator. The Company has the right under the contract with the pool operator to decide at what point in time and for what duration to provide computing power at any point in the day. In exchange for providing computing power, the Company is entitled to a fractional share of the Bitcoin award the mining pool operator receives, less digital asset transaction fees to the mining pool operator for successfully adding a block to the blockchain. No mining pool fees were incurred for the three and nine months ended September 30, 2022 and September 30, 2021, per the agreements. If in the future we enter into an agreement with a pool operator that requires a transaction fee, we will record the revenue net of transaction fees. The Company’s fractional share is based on the proportion of computing power the Company contributed to the mining pool operator to the total computing power contributed by all mining pool participants in solving the current algorithm.

Providing computing power in Bitcoin transaction verification services is an output of the Company’s ordinary activities. The provision of providing such computing power is the only performance obligation in the Company’s contracts with mining pool operators. The transaction consideration the Company receives, if any, is noncash consideration, which the Company measures at fair value on the date received, which is not materially different than the fair value at contract inception or the time the Company has earned the award from the pools and no instances of material differences have occurred. The consideration is all variable. Because it is not probable that a significant reversal of cumulative revenue will not occur, the consideration is constrained until the mining pool operator successfully places a block (by being the first to solve an algorithm) and the Company receives confirmation of the consideration it will receive, at which time revenue is recognized. There is no significant financing component in these transactions.

Income taxes

Rhodium accounts for income taxes under the asset and liability method in which deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in operations in the period that includes the enactment date. A valuation allowance is required to the extent any deferred tax assets may not be realizable.

ASC 740, Income Taxes, also clarifies the accounting for uncertainty in income taxes recognized in a company’s financial statements and prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim period, disclosure and transition.

Rhodium’s policy is to recognize both interest and penalties related to unrecognized tax benefits as a component of income tax expense. As of September 30, 2022, there were no interest or penalties associated with unrecognized tax benefits.

Segment reporting

Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker, or decision-making group, in deciding how to allocate resources and in assessing performance. Rhodium’s chief operating decision-making group is composed of the chief executive officer. Rhodium currently operates in one segment surrounding its digital asset mining operation.

Non-controlling interests

Rhodium Enterprises is the sole managing member of Technologies and holds no less than a 51% majority of the voting interests in Technologies. As a result, Rhodium Enterprises consolidates the financial results of Technologies, and reports a non-controlling interest representing the common units of Technologies held by the continuing equity owners. Changes in Rhodium Enterprises’ ownership interest in Technologies while Rhodium Enterprises retains its controlling interest in Technologies will be accounted for as equity transactions. As such, any changes in the ownership of common units of Technologies by the continuing equity owners will reduce or increase the amount recorded as non-controlling interest.

As of September 30, 2022, the Company owned the following units in Technologies, representing a 39.2% economic ownership interest in Technologies:

Rhodium Enterprises Inc.	114,271,764
Non-controlling Interests	177,357,448
Total	291,629,212

Recently Issued and Adopted Accounting Pronouncements

Rhodium’s management continually assesses any new accounting pronouncements to determine their applicability to Rhodium. When it is determined that a new accounting pronouncement affects Rhodium’s financial reporting, Rhodium’s management undertakes a study to determine the consequences of the change to Rhodium’s consolidated and combined financial statements and assure that there are proper controls in place to ascertain its consolidated and combined financial statements properly reflect the change.

Internal Controls and Procedures

Rhodium is not currently required to comply with the SEC’s rules implementing Section 404 of Sarbanes-Oxley Act (“SOX”) and is therefore not required to make a formal assessment of the effectiveness of its internal control over financial reporting for that purpose. Following completion of the Mergers, the Combined Company will be required to comply with the SEC’s rules with respect to Section 302 of SOX, which will require certifications in its quarterly and annual reports and provision of an annual management report on the effectiveness of its internal control over financial reporting.

Following the completion of the Mergers, the Combined Company will not be required to have its independent registered accounting firm make its first assessment of its internal control over financial reporting under Section 404 until its first annual report after it ceases being a “smaller reporting company and non-accelerated filer.”

Quantitative and Qualitative Disclosure about Market Risk

The primary objective of this disclosure is to provide forward-looking quantitative and qualitative information about our potential exposure to market risk. The term “market risk” refers to the risk of loss arising from adverse changes in cryptocurrency prices and interest rates. The disclosures are not meant to be precise indicators of expected future losses, but rather indicators of reasonably possible losses. This forward-looking information provides indicators of how Rhodium views and manages ongoing market risk exposures. All of Rhodium’s market risk-sensitive instruments were entered into for hedging purposes, rather than for speculative trading.

Off-Balance Sheet Arrangements

Rhodium does not engage in off-balance sheet financing arrangements that have, or are reasonable likely to have, a current or future effect on its financial condition, changes in financial condition, total revenue or expenses, results of operations, liquidity, capital expenditures or capital resources.

Through September 30, 2022, Rhodium did not have any relationships with unconsolidated organizations or financial partnerships, such as structured finance or special purpose entities that would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

Market Value of Bitcoin and other Cryptocurrency Risk

Substantially all of Rhodium’s current business is focused on mining Bitcoin. Rhodium’s revenue is primarily comprised of the value of Bitcoin rewards and transaction fees it earns by mining the Bitcoin blockchain, and, as of September 30, 2022, approximately 1% of Rhodium’s total assets were represented by its holdings of Bitcoin. During the nine months ended September 30, 2022, the market price of Bitcoin fluctuated between $18,463 and $47,733. As such, Rhodium’s operating results and financial condition are substantially affected by fluctuations and long-term trends in the market price of Bitcoin. These fluctuations could lead to material adverse changes in the market for Bitcoin, which could in turn result in substantial damage to or even the failure of Rhodium’s business.

Cost of Power Risk

Mining Bitcoin is a highly power-intensive process, with electrical power required both to operate the miners and to dissipate the significant amount of heat generated by their operations. Electric costs from one supplier of Rhodium represents 69% of Rhodium’s condensed consolidated cost of revenue for the nine months ended September 30, 2021. Electric costs from two suppliers of the Company represent 75% of the Company’s condensed consolidated cost of revenue for the nine months ended September 30, 2022.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF SILVERSUN

The following discussion and analysis should be read in conjunction with SilverSun’s financial statements, the related notes and other financial information included elsewhere in this proxy statement/prospectus. The forward-looking statements are dependent upon events, risks and uncertainties that may be outside SilverSun’s control. SilverSun’s actual results could differ materially from those discussed in these forward-looking statements. Important factors that could cause or contribute to such differences include, but are not limited to, those factors discussed below and elsewhere in this proxy statement/prospectus, particularly in “Risk Factors” and “Cautionary Information Regarding Forward-Looking Statements,” all of which are difficult to predict. In light of these risks, uncertainties and assumptions, the forward-looking events discussed may not occur. SilverSun does not undertake any obligation to publicly update any forward-looking statements except as otherwise required by applicable law. Any forward-looking statements made by or on SilverSun’s behalf are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Readers are cautioned that such forward-looking statements involve risks and uncertainties in that the actual results may differ materially from those projected in the forward-looking statements. Important factors that could cause actual results to differ include risks set forth in the Risk Factors in SilverSun’s Annual Report on Form 10-K for the year ended December 31, 2021 and this proxy statement/prospectus.

Overview

SilverSun is engaged in providing transformational business management applications and technologies and professional consulting services to small and medium size companies, primarily in the manufacturing, distribution and service industries.

SilverSun is executing a multi-pronged business strategy centered on cloud-based products, services, recurring revenue, customer retention and on rapidly increasing the size of our installed customer base. The growth of SilverSun’s customer base is accomplished via both its traditional marketing programs and acquisitions. After a customer is secured, SilverSun’s strategy is to up-sell and cross-sell, providing the customer with advanced technologies and third-party add-ons that help them digitally transform their business. These add-on products could include application hosting, cybersecurity, warehouse management, human capital management, payment automation, sales tax compliance or any number of other products or services that SilverSun represents. Many of these incremental products and services are billed on a subscription basis, often paying monthly for the service, which increases SilverSun’s monthly recurring revenue. This strategy increases the average revenue per customer, which facilitates SilverSun’s continued growth, and reduces its cost of customer acquisition, which enhances SilverSun’s profitability profile.

SilverSun’s core strength is rooted in its ability to discover and identify the driving forces of change that are affecting — or will affect — businesses in a wide range of industries. SilverSun invests valuable time and resources to fully understand how technology is transforming the business management landscape and what current or emerging innovations are deserving of a clients’ attention. By leveraging this knowledge and foresight, SilverSun’s growing list of clients are empowered with the means to more effectively manage their businesses; to capitalize on real-time insight drawn from their data resources; and to materially profit from enhanced operational functionality, process flexibility and expedited process execution.

SilverSun is a business application, technology and consulting company providing strategies and solutions to meet its clients’ information, technology and business management needs. SilverSun’s services and technologies enable customers to manage, protect and monetize their enterprise assets whether on-premise or in the cloud. As a value-added reseller of business application software, SilverSun offers solutions for accounting and business management, financial reporting, Enterprise Resource Planning, Human Capital Management, Warehouse Management Systems, Customer Relationship Management, and Business Intelligence. Additionally, SilverSun has its own development staff building software solutions for various ERP enhancements. SilverSun’s value-added services focus on consulting and professional services, specialized programming, training, and technical support. SilverSun has a dedicated Information Technology network services practice that provides managed services, Infrastructure-as-a-Service, cybersecurity, application hosting, disaster recovery, business continuity, cloud and other services. SilverSun’s customers are nationwide, with concentrations in the New York/New Jersey metropolitan area, Arizona, Connecticut, Southern California, North Carolina, Washington, Oregon and Illinois.

SilverSun’s core business is divided into the following practice areas:

ERP (Enterprise Resource Management) and Accounting Software

SilverSun is a value-added reseller for a number of industry-leading ERP applications. SilverSun is a Sage Software Authorized Business Partner and Sage Certified Gold Development Partner. SilverSun believes it is among the largest Sage partners in North America, with a sales and implementation presence complemented by a scalable software development practice for customizations and enhancements. Due to the growing demand for cloud-based ERP solutions, SilverSun also has in its ERP portfolio Acumatica, a browser-based ERP solution that can be offered on premise, in the public cloud, or in a private cloud. SilverSun has recently added Sage Intacct, a cloud-based solution for core financials to its offerings of cloud-based solutions. SilverSun develops and resells a variety of add-on solutions to all of its ERP and accounting packages that help customize the installation to its customers’ needs and streamline their operations.

Value-Added Services for ERP

SilverSun goes beyond simply reselling software packages; it has a consulting and professional services organization that manages the process as it moves from the sales stage into implementation, go live, and production. SilverSun works inside its customers’ organizations to ensure all software and IT solutions are enhancing their business needs. A significant portion of SilverSun’s services revenue comes from continuing to work with existing customers as their business needs change, upgrading from one version of software to another, or providing additional software solutions to help them manage their business and grow their revenue. SilverSun has a dedicated help desk team that fields hundreds of calls every week. SilverSun’s custom programming department builds specialized software packages as well as “off the shelf” enhancements and time and billing software.

IT Managed Network Services and Business Consulting

SilverSun provides comprehensive IT managed services, Infrastructure-as-a-Service, cybersecurity, business continuity, disaster recovery, data back-up, network maintenance and service upgrades designed to eliminate the IT concerns of its customers. SilverSun is a Microsoft Solutions Provider. Its staff includes engineers who maintain certifications from Microsoft and Sage Software. They are Microsoft Certified Systems Engineers and Microsoft Certified Professionals, and they provide a host of services for SilverSun’s clients, including remote network monitoring, server implementation, support and assistance, operation and maintenance of large central systems, technical design of network infrastructure, technical troubleshooting for large scale problems, network and server security, and backup, archiving, and storage of data from servers. There are numerous competitors, both larger and smaller, nationally and locally, with whom SilverSun competes in this market.

Cybersecurity

SilverSun provides enterprise level security services to the mid-market. SilverSun’s cybersecurity-as-a-service offering includes a security operations center, incident response, cybersecurity assessments, and hacking simulations. The service is particularly well-suited for customers in compliance-driven and regulated industries, including financial services, pension administration, insurance, and the land and title sector.

Application Hosting

Application hosting is a type of SaaS (Software-as-a-Service) hosting solution that allows applications to be available from a remote cloud infrastructure and to be accessed by users through the internet.

Results of Operations for the Three and Nine Months Ended September 30, 2022 and 2021.

SilverSun’s strategy is to grow its business through a combination of intra-company growth of SilverSun software applications, technology solutions and managed services, as well as expansion through acquisitions. SilverSun has established a national presence via its internal marketing, sales programs, and acquisitions and now has ERP customers throughout most of the United States. To remain competitive and continue to grow, SilverSun continues to invest resources in its product development, marketing, and sales capabilities, and SilverSun expects to continue to do so in the future. During the nine months ended September 30, 2022 SilverSun continued to expand its customer base, which it believes provides a basis for future growth. Revenues increased 4.4% to $32.6 million for the nine months ended September 30, 2022 as compared to $31.2 million for the period in 2021, despite the current economic conditions as SilverSun continues to grow its customer base.

SilverSun continues to monitor the Covid-19 situation as it pertains to the disruption of its business, and that of some of its customers, and growth in future quarters and will take steps, if necessary, to establish mitigation strategies to try and minimize risk of any potential downturn for stockholders as well the health, safety and wellbeing of its employees and customers. SilverSun’s strategies are focused on assisting its customers in their digital transformation in this new environment. SilverSun believes the new “work from home environment” (workforce of the future), coupled with the continued rise of E-Commerce and security and compliance could help drive its future revenues.

For the nine months ended September 30, 2022, inflation has impacted SilverSun’s profitability, as it has resulted in increased costs necessary to recruit and retain personnel. As SilverSun returns back to its pre-Covid marketing and trade show schedules, the higher costs of travel and meals will also have a negative impact on SilverSun’s profitability.

On September 29, 2022, SilverSun entered into the Merger Agreement.

Revenues

For the three months ended September 30, 2022, revenues increased $807,505 (8.0)% to $10,917,159 as compared to $10,109,654 for the three months ended September 30, 2021. This increase is mostly attributed to an increase in software sales, offset partially by a decrease in service revenues.

For the nine months ended September 30, 2022, revenues increased $1,360,745 (4.4%) to $32,579,076 as compared to $31,218,331 for the nine months ended September 30, 2021, respectively. This increase is mostly attributed to an increase in software sales, offset partially by a decrease in service revenues.

Software sales increased $928,921 (59.8%) and $2,556,468 (48.1%) to $2,482,488 and $7,875,531 for the three and nine months ended September 30, 2022, respectively, as compared to $1,553,567 and $5,319,063 for the three and nine months ended September 30, 2021, respectively, due to the timing of orders, primarily as a result of an increase in our ERP software sales.

Service revenue decreased $121,416 (1.4%) and $1,195,723 (4.6%) to $8,434,671 and $24,703,545 for the three and nine months ended September 30, 2022, respectively, as compared to $8,556,087 and $25,899,268 for the three and nine months ended September 30, 2021, respectively. These decreases are mainly attributed to lower maintenance revenues and lower consulting revenues, primarily because of project delays and postponements on the part of SilverSun’s customers as a result of challenges within their own businesses, including employee retention and general economic conditions impacting their organizations.

Gross profit

Gross profit for the three and nine months ended September 30, 2022 increased $489,261 (12.4%) and $304,179 (2.3%) to $4,428,569 and $13,260,704, respectively, as compared to $3,939,308 and $12,956,525 for the three and nine months ended September 30, 2021, respectively. For the three months ended September 30, 2022, the overall gross profit percentage was 40.6% as compared to 39% for the three months ended September 30, 2021. For the nine months ended September 30, 2022, the overall gross profit percentage was 40.7% as compared to 41.5% for the nine months ended September 30, 2021.

The gross profit attributed to software sales increased $219,959 (33.1%) and $772,226 (33.6%) to $885,268 and $3,067,459 for the three and nine months ended September 30, 2022 as compared to $665,309 and $2,295,233 for the three and nine months ended September 30, 2021, due mostly to the increased volume of software sold.

The gross profit attributed to services increased $269,302 (8.2%) to $3,543,301 for the three months ended September 30, 2022 as compared to $3,273,999 for the three months ended September 30, 2021. This increase is attributed to revenue increases in managed services and application hosting and an increase in commission revenue for the period. This was partially offset by lower gross profit for professional consulting, which is a result of lower revenue and costs associated with project delays caused by staffing and training issues, and the learning curve of new employees, who were hired to accommodate SilverSun’s growth. In addition, SilverSun has experienced project delays and postponements on the part of its customers because of challenges within their own businesses, including employee retention and general economic conditions impacting their organizations.

The gross profit attributed to services decreased $468,047 (4.4%) to $10,193,245 for the nine months ended September 30, 2022 as compared to $10,661,292 for the nine months ended September 30, 2021. This decrease is mostly due to higher costs associated with increasing pay and benefits to employees to retain and recruit their services and to address inflationary pressures in the overall economy, plus the training of new employees, who were hired to accommodate SilverSun’s growth, and who are not as yet as billable as SilverSun’s more experienced team.

Operating expenses

Selling and marketing expenses increased $314,354 (18.5%) and $609,654 (12.1%) to $2,016,850 and $5,645,564 for the three and nine months ended September 30, 2022 as compared to $1,702,496 and $5,035,910 for the three and nine months ended September 30, 2021. This increase is primarily due to increased travel and entertainment expenses associated with attendance with trade shows and conferences, increased commission expenses as a result of increased software sales, which should benefit SilverSun’s professional consulting area in future months plus outside sales expenses. This was partially offset by lower advertising expenses and sponsorship fees received for SilverSun conferences that help offset the costs.

General and administrative expenses decreased $6,845 (0.3%) to $2,244,622 for the three months ended September 30, 2022 as compared to $2,251,467 for the three months ended September 30, 2021. This decrease is a result of payroll and payroll-related expenses and departmental changes for various employees which involved moving their compensation between cost of revenues and administrative expenses as well as a lower rent, professional fees, license fees and credit card charges, mostly offset by higher recruitment costs, outside services fees, bad debt expense and excise taxes.

General and administrative expenses increased $177,082 (2.6%) to $6,956,744 for the nine months ended September 30, 2022 as compared to $6,779,662 for the nine months ended September 30, 2021. This increase is a result of several factors, including an increase in state excise taxes, bad debt expense and dues and subscriptions, such increases partially offset by lower rent expenses.

Share-based compensation decreased $4,693 to $44,185 for the three months ended September 30, 2022 as compared to $48,878 for the three months ended September 30, 2021. Share-based compensation increased $37,265 to $136,075 or the nine months ended September 30, 2022 as compared to $98,810, for the nine months ended September 30, 2021. The increase is due to the issuance of stock options at the end of March 2021.

Depreciation and amortization expense increased $13,757 and $103,629 to $240,522 and $738,893 for the three and nine months ended September 30, 2022 as compared to $226,765 and $635,264 for the three and nine months ended September 30, 2021. This increase is primarily due to the additional amortization of intangible assets related to the new acquisitions and increased depreciation related to equipment purchases over the last 12 months.

(Loss) income from operations

As a result of the above, for the three months ended September 30, 2022, SilverSun had a loss from operations of $117,610 as compared to a loss from operations of $290,298 for the three months ended September 30, 2021. As a result of the above, for the nine months ended September 30, 2022, SilverSun had a loss from operations of $216,572 as compared to income from operations of $406,879 for the nine months ended September 30, 2021.

Liquidity and Capital Resources

The negative impact of Covid-19 on the economy creates uncertainty for SilverSun in the coming months and quarters. While SilverSun has not been significantly impacted as a result of this uncertainty, the potential negative impact on SilverSun’s business, in the future, is impossible to determine at this point, although it is likely that SilverSun could suffer negative consequences as many companies go out of business, suffer from supply-chain issues or employee churn or decrease their technology spending. As such, SilverSun needs to rely on its own limited resources to weather any economic downturn. SilverSun’s competitors, almost all of whom are privately held, were able to avail themselves of the PPP program, which may make it more difficult for SilverSun to compete in the marketplace. Management will continue to monitor developments, explore various cost-cutting measures, and explore other sources of funding, but there is no guarantee we will be successful in doing so.

SilverSun currently has no line of credit or other credit facility with any lender.

SilverSun continues to review and look for additional operating income opportunities through potential acquisitions or investments. Such acquisitions or investments may consume cash reserves or require additional cash or equity. SilverSun’s working capital and additional funding requirements will depend upon numerous factors, including: (i) strategic acquisitions or investments; (ii) an increase to current company personnel; (iii) the level of resources that SilverSun devotes to sales and marketing capabilities; (iv) technological advances; and (v) the activities of competitors.

In addition to developing new products, obtaining new customers and increasing sales to existing customers, management plans to increase its business and profitability by entering into collaboration agreements, buying assets, and acquiring companies in the business software and information technology consulting and other markets with solid revenue streams and established customer bases that generate positive cash flow.

At September 30, 2022, future payments of long-term debt are as follows:

Remainder of 2022	$80,136
2023	783,474
2024	360,093
2025	258,738
2026	52,190
Total	$1,534,631

SilverSun’s working capital was $2,930,651 at September 30, 2022 and cash on hand at September 30, 2022 was $7,232,158.

During the nine months ended September 30, 2022, SilverSun had a net increase in cash of $418,041. SilverSun’s principal sources and uses of funds were as follows:

Cash provided by operating activities:

Operating activities for the nine months ended September 30, 2022 provided cash of $1,127,302 as compared to providing cash of $276,644 for the same period in 2021. This increase in cash provided by operating activities is primarily due to the increase in deferred revenue, accounts payable and improvement from cash from operations, excluding the non-cash items, such as depreciation, amortization, share-based compensation and bad debt expense, offset partially by the increases in accounts payable and deferred charges.

Cash used in investing activities:

Investing activities for the nine months ended September 30, 2022 used cash of $188,741 as compared to using $264,832 cash for the same period in 2021, primarily as a result of lower purchases of property and equipment.

Cash (used in) provided by financing activities:

Financing activities for the nine months ended September 30, 2022 used cash of $520,520 as compared to providing cash in the amount of $645,008 for the same period in 2021. The decrease in cash provided is attributed to the fact that SilverSun received no proceeds from the sale of common stock for the nine months ended September 30, 2022, whereas it received net proceeds from the sale of common stock under its Registration Statement on Form S-3 and the At Market Issuance Sales Agreement with a sales agent during the nine months ended September 30, 2021. The cash received from the sale of stock was offset mostly by the payment of a cash dividend in 2021.

SilverSun believes that as a result of the growth in business, and the funds on hand, it has adequate liquidity to fund its operating plans for at least the next twelve months, provided, however, that SilverSun cannot currently quantify the uncertainty related to the recent pandemic and its effects on the business in the coming quarters. The belief that SilverSun has sufficient liquidity may be incorrect as the impact of Covid-19 becomes clearer over the coming months and quarters.

For the nine months ended September 30, 2022, inflation has impacted SilverSun’s profitability, as it has resulted in increased costs necessary to recruit and retain personnel. As SilverSun returns back to its pre-Covid marketing and trade show schedules, the higher costs of travel and meals will also have a negative impact on SilverSun’s profitability.

Off Balance Sheet Arrangements

During the nine months ended September 30, 2022 or for fiscal 2021, SilverSun did not engage in any material off-balance sheet activities or have any relationships or arrangements with unconsolidated entities established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes. Further, SilverSun has not guaranteed any obligations of unconsolidated entities nor does it have any commitment or intent to provide additional funding to any such entities.

GOVERNANCE AND MANAGEMENT

Overview of Executive Officers and Directors

Following the consummation of the Mergers, the business and affairs of SilverSun will be managed by, or under the direction of, the SilverSun Board. The following persons are expected to serve as executive officers and directors of SilverSun following consummation of the Mergers.

Name	Age	Position
Chase Blackmon	38	Chief Executive Officer and Director
Nicholas Cerasuolo	36	Chief Financial Officer and Director
Cameron Blackmon	40	Chief Technology Officer
James N. Calvin	61	Director
Bart Mallon	42	Director
Renata K. Szkoda	46	Director

Chase Blackmon will serve as the Chief Executive Officer and as a director of SilverSun following the Mergers. Mr. Blackmon is a co-founder of Rhodium and has served as its Chief Executive Officer since August 2022 as well as a member of the Rhodium board of directors since 2022. Previously, Mr. Blackmon served as Chief Operating Officer of Rhodium since its inception in 2021 until August 2022 and as Chief Operating Officer of Technologies since 2020. Mr. Blackmon is a co-manager of Imperium. Prior to founding Rhodium, Mr. Blackmon founded and served as the Chief Technology Officer of Immersion Systems LLC in 2018 with his brother, Cameron, to sell immersion cooling systems as a product to third parties. Immersion ceased operations in 2020. Additionally, Mr. Blackmon and his family owned and operated Blackmon Mooring and BMS CAT (“BMS”), a disaster recovery and property restoration company founded in 1948. Mr. Blackmon began working at BMS in 2009, most recently serving as Director of National Accounts from 2015 to 2019. Rhodium and SilverSun believe that Mr. Blackmon’s extensive experience applying innovative technologies to the Bitcoin mining industry, and managing large-scale field projects, provide him with the qualifications and skills to serve as a director of SilverSun and bring relevant strategic and operational guidance to the Combined Company.

Nicholas Cerasuolo will serve as the Chief Financial Officer and as a director of SilverSun following the Mergers. Mr. Cerasuolo is a co-founder and has served as the Chief Financial Officer of Rhodium and as a director on the Rhodium Board since its inception in 2021. Mr. Cerasuolo has also served as the Chief Financial Officer of Technologies since 2020. Mr. Cerasuolo is a co-manager of Imperium. Mr. Cerasuolo founded and has operated Blockchain Tax Partners (“BTP”), a tax strategy firm specializing in cryptocurrency transactions since 2019. In 2020, Mr. Cerasuolo co-founded Blackvault Institutional LLC (“Blackvault”), a hedge fund specializing in cryptocurrency investments. Prior to his time at BTP and Blackvault, Mr. Cerasuolo spent over 11 years in public accounting at Deloitte Tax LLP and PricewaterhouseCoopers LLP. Mr. Cerasuolo specializes in cross-border investment strategies, cryptocurrency, blockchain and mergers and acquisitions. Mr. Cerasuolo is a Certified Public Accountant (“CPA”) and a Chartered Global Management Accountant. Rhodium and SilverSun believe that Mr. Cerasuolo’s experience provide him with the qualifications and skills to serve as a director of the Combined Company.

Cameron Blackmon will serve as the Chief Technology Officer following the Mergers. Mr. Blackmon is a co-founder and has served as the Chief Technology Officer of Rhodium since its inception in 2021, director of Rhodium since 2022 and as Chief Technology Officer of Technologies since 2020. Mr. Blackmon is a co-manager of Imperium. Prior to founding Rhodium, Mr. Blackmon founded and served as the Chief Executive Officer of Immersion Systems in 2018 with his brother, Chase, to sell immersion cooling systems as a product to third parties. The company ceased operations in 2020. Prior to his involvement in Bitcoin mining, Mr. Blackmon and his family owned and operated BMS, a disaster recovery and property restoration company founded in 1948. Mr. Blackmon began working at BMS in 2005, most recently serving as Corporate Director from 2008 to 2019.

James N. Calvin will serve as a member of the Combined Company Board upon the completion of the Mergers. Mr. Calvin retired in 2020 as a Partner at Deloitte Tax LLP after 25 years of leading practices in Boston, New York, Singapore and Hong Kong. Mr. Calvin served a wide range of engagements, including many of Deloitte’s most strategic bitcoin and cryptocurrency clients. He is a CPA with extensive tax and accounting knowledge. Mr. Calvin is a graduate of the Rochester Institute of Technology (B.S.), and Bentley University (M.S.) and was the recipient of Bloomberg’s Federal Tax Contributor of the Year award for his analysis of the tax and accounting treatment of bitcoin chain-splits in 2017. He is also a member of the AICPA’s Virtual Currency Task Force. We believe Mr. Calvin is qualified to serve on the Combined Company Board because of his extensive tax and accounting knowledge and his global business experience.

Bart Mallon will serve as a member of Combined Company Board upon the completion of the Mergers. Mr. Mallon is a co-managing partner and co-founder of Cole-Frieman & Mallon LLP, a boutique law firm focused on the investment management industry. His law practice centers around forming domestic and offshore hedge funds, private equity funds, and other types of pooled investment vehicles. Mr. Mallon also provides advice on management company operational issues, separately managed account structures, and registration/compliance matters. He has held a number of exam licenses including the Series 3, 7, 24, 34, 63 and 65 licenses. He also created and runs the Hedge Fund Law Blog, an industry resource for both traditional and digital asset focused investment managers. Mr. Mallon is a graduate of University of Washington (B.A.) and Emory University School of Law (J.D.). We believe Mr. Mallon’s extensive experience in investment management and strong knowledge of compliance and regulatory matters makes him qualified to serve as a member of the Combined Company Board.

CORPORATE GOVERNANCE MATTERS

Board of Directors

Upon the closing of the Mergers, we will have five directors.

Our board of directors has determined that [            ], [            ], [            ]and [            ] are independent under Nasdaq listing standards.

In connection with the Mergers, we will enter into a stockholders’ agreement with Imperium, which will provide Imperium with the right to designate up to three nominees to our board of directors so long as it and its affiliates collectively beneficially own more than 40% of the outstanding shares of our common stock. Under the stockholders’ agreement, Imperium will also have the right to designate a certain number of nominees to our board of directors depending on its ownership until it and its affiliates no longer collectively beneficially own more than 10% of the outstanding shares of our common stock.

In evaluating director candidate’s qualifications, we will assess whether a candidate possesses the integrity, judgment, knowledge, experience, skills and expertise that are likely to enhance our ability to manage and direct our affairs and business, including the ability of our board’s committees. Our directors hold office until the earlier of their death, resignation, retirement, disqualification or removal or until their successors have been duly elected and qualified.

Committees of the Board of Directors

Upon the conclusion of the Mergers, we will have an audit committee, compensation committee and nominating and corporate governance committee of our board of directors, and may have such other committees as the board of directors shall determine from time to time. Each of the standing committees of the board of directors will have the composition and responsibilities described below.

Audit Committee

Following completion of the Mergers, our audit committee will consist of [            ]. As required by the rules of the SEC and listing standards of the Nasdaq, the audit committee will consist solely of independent directors. SEC rules also require that a public company disclose whether or not its audit committee has an “audit committee financial expert” which is defined as a person whose experience yields the attributes outlined in such rules. [            ] will satisfy this requirement.

This committee will oversee, review, act on and report on various auditing and accounting matters to our board of directors, including: the selection of our independent accountants, the scope of our annual audits, fees to be paid to them, their performance and our accounting practices. In addition, the audit committee will oversee our compliance programs relating to legal and regulatory requirements. We expect to adopt an audit committee charter defining the committee’s primary duties in a manner consistent with the rules of the SEC and applicable stock exchange or market standards, including SOX.

Compensation Committee

Following the completion of the Mergers, our compensation committee will consist of [            ]. As required by the rules of the SEC and listing standard of the Nasdaq, compensation committee will consist of three directors who will be “independent” under the rules of the SEC. This committee establishes salaries, incentives and other forms of compensation for officers and other employees and also administers our incentive compensation and benefit plans.

We have adopted a compensation committee charter defining the committee’s primary duties in a manner consistent with the rules of the SEC, the PCAOB and applicable stock exchange or market standards.

Nominating and Corporate Governance Committee

Following the completion of the Mergers, our nominating and corporate governance committee will consist of [            ]. As required by the rules of the SEC and the listing standard of Nasdaq, our nominating and corporate governance committee will consist of three directors who will be “independent” under the rules of the SEC. This committee will identify, evaluate and recommend qualified nominees to serve on our board of directors, develop and oversee our internal corporate governance processes and maintain a management succession plan. We have adopted a nominating and corporate governance committee charter defining the committee’s primary duties in a manner consistent with the rules of the SEC and applicable stock exchange or market standards.

Compensation Committee Interlocks and Insider Participation

None of our executive officers serve on the board of directors or compensation committee of another public company that has an executive officer that serves on our board or compensation committee. No member of our board is an executive officer of another public company in which one of our executive officers serves as a member of the board of directors or compensation committee of that company.

Leadership Structure of the Board

        will serve as Chairman of our board of directors. Our board of directors has concluded that our current leadership structure is appropriate at this time. Our board of directors will periodically review our leadership structure and may make such changes in the future as it deems appropriate.

Code of Business Conduct and Ethics

Prior to the completion of the Mergers, our board of directors will adopt amendments to our existing code of business conduct and ethics applicable to our employees, directors and officers, that will comply with applicable U.S. federal securities laws and the corporate governance rules of the Nasdaq. Any waiver of this code may be made only by our board of directors and will be promptly disclosed as required by applicable U.S. federal securities laws and the corporate governance rules of the Nasdaq.

Corporate Governance Guidelines

Prior to the completion of the Mergers, our board of directors will adopt corporate governance guidelines in accordance with the corporate governance rules of the Nasdaq.

EXECUTIVE COMPENSATION

Pre-Mergers Compensation of Executive Officers

SilverSun is currently considered a “smaller reporting company,” within the meaning of Item 10 of Regulation S-K of the SEC, for purposes of the SEC’s executive compensation disclosure rules. In accordance with such rules, SilverSun is required to provide a Summary Compensation Table and an Outstanding Equity Awards at Fiscal Year End Table, as well as limited narrative disclosures regarding executive compensation for SilverSun’s last completed fiscal year. Further, SilverSun’s reporting obligations extend only to its “named executive officers,” who are the individuals who served as SilverSun’s principal executive officer and SilverSun’s next two other most highly compensated officers at the end of the last completed fiscal year. For purposes of the disclosure herein, we are including the compensation paid by Rhodium during the 2021 fiscal year to the individuals we expect to be the Combined Company’s named executive officers following the consummation of the Mergers. Because Rhodium’s four executive officers each received the same compensation during the 2021 fiscal year, we have included information for all of Rhodium’s four executive officers. Accordingly, the “Named Executive Officers” for purposes of this disclosure are:

Name	Principal Position During 2021 Fiscal Year
Nathan Nichols(1)	Chief Executive Officer
Nicholas Cerasuolo(2)	Chief Financial Officer
Chase Blackmon	Chief Operating Officer
Cameron Blackmon	Chief Technology Officer

____________

(1)      Mr. Nichols served as the Chief Executive Officer of Rhodium until August 2022 and the President of Rhodium until January 2023.

(2)      Mr. Cerasuolo has been engaged by us as a consultant through an entity wholly-owned by Mr. Cerasuolo. Following the completion of the Mergers, Mr. Cerasuolo will become an employee and enter into an employment agreement with us.

2021 Summary Compensation Table

The following table summarizes the compensation awarded to, earned by or paid to our Named Executive Officers for the fiscal year ended December 31, 2021.

Name and Principal Position	Year	Salary ($)(1)	Total ($)(1)
Nathan Nichols(2)	2021	200,000.00	200,000.00
Chief Executive Officer	2020	66,666.64	66,666.64
Nicholas Cerasuolo(3)	2021	200,000.00	200,000.00
Chief Financial Officer	2020	66,666.64	66,666.64
Chase Blackmon(4)	2021	200,000.00	200,000.00
Chief Operating Officer	2020	66,666.64	66,666.64
Cameron Blackmon	2021	200,000.00	200,000.00
Chief Technology Officer	2020	66,666.64	66,666.64

____________

(1)      The amounts reported with respect to 2020 reflect the base salary earned for the services to us from September 1, 2020 through December 31, 2020. The annual base salary for each of the Named Executive Officers was set at $200,000 for the years ended 2020 and 2021.

(2)      Mr. Nichols served as the Chief Executive Officer of Rhodium until August 2022 and the President of Rhodium until January 2023.

(3)      During the 2020 and 2021 fiscal years, Mr. Cerasuolo’s fees were paid directly to his wholly owned entity. Mr. Cerasuolo did not receive any additional compensation as salary or bonus other than what was paid directly to his wholly owned entity.

(4)      Chase Blackmon served as Chief Operating Officer until August 2022 when he was appointed Chief Executive Officer. In January 2023 he was also appointed as the President.

During 2020 and 2021, our Named Executive Officers did not receive any compensation other than the annual base salary of $200,000.00 paid in 2021 and $66,666.64 paid for 2020, respectively, in connection with their employment with or service to us.

In recognition of Named Executive Officers’ dedication and service during 2021, Rhodium paid each Named Executive Officer a one-time bonus of $200,000 (the “Special Bonus”) around April 15, 2022, when bonuses are typically paid to non-executive employees of Rhodium. The Special Bonus was approved by the board of directors of Rhodium (the “Rhodium Board”) in December 2021.

Rhodium Enterprises, Inc. 2022 Omnibus Incentive Plan

Rhodium currently sponsors the Rhodium Enterprises, Inc. 2022 Omnibus Incentive Plan (as amended, the “Rhodium Plan”) to incentivize Rhodium’s employees, consultants and directors as well as employees and consultants of Rhodium’s affiliates to promote the success of Rhodium’s business. Under the Rhodium Plan, Rhodium may grant stock options, stock appreciation rights, restricted stock awards, restricted stock units, performance awards, other stock-based awards, cash awards or Technologies awards. Subject to adjustment in the event of certain transactions or changes of capitalization in accordance with the Rhodium Plan, a number of shares of Rhodium Class A common stock, plus such number of Technologies Units as may be subject to Technologies awards (collectively, “Rhodium Shares”), equal to 10% of the number shares of Rhodium Class A common stock and Rhodium Class B common stock outstanding as of the effective date of the Rhodium Plan (on a fully diluted basis) was initially be reserved for issuance pursuant to awards under the Rhodium Plan. The total number of Rhodium Shares reserved for issuance under the Rhodium Plan will be increased on January 1 of each of the first ten calendar years during the term of the Rhodium Plan, by the lesser of (i) a number of shares of Rhodium Class A common stock equal to 3% of the total number of shares of Rhodium Class A common stock and Rhodium Class B common stock outstanding on each December 31 immediately prior to the date of increase or (ii) such number of shares of Rhodium Class A common stock determined by the Rhodium Board. Following the Mergers, the Rhodium Plan will continue to govern the terms of awards that had been granted under the Rhodium Plan before, and that are still outstanding following, the Mergers. There were no awards outstanding under the Rhodium Plan as of December 31, 2021.

Director Compensation

During 2021, Mr. Nichols was the sole member of the board of directors of Rhodium, and Rhodium did not pay any additional compensation to Mr. Nichols for his service on the board in 2021.

Post-Mergers Compensation of Executive Officers and Directors

Following the consummation of the Mergers, we anticipate that our compensation committee will evaluate and establish the compensation arrangements with our management team, including each of our Named Executive Officers, and our board of directors based on a market analysis of compensation arrangements for executive officers and directors at our peer companies. Prior to the consummation of the Mergers, each of our Named Executive Officers will expect to enter into agreements with us that contain certain restrictive covenants, including confidentiality, non-solicitation, non-competition and non-disparagement covenants.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Interests of Certain SilverSun Directors and Executive Officers

As described elsewhere in this proxy statement/prospectus, certain SilverSun directors and executive officers have interests in and arising from the proposed Mergers that are different from, or in addition to, and may conflict with the interests of other SilverSun stockholders generally. For additional information regarding interests of certain SilverSun directors and executive officers, see the section titled “Merger Agreement — Interests of Certain SilverSun Directors and Executive Officers in the Mergers” beginning on page 14 of this proxy statement/prospectus.

SilverSun Related Party Transactions

SilverSun’s Chief Executive Officer and President, Mark Meller, has had an employment agreement with SilverSun since September 15, 2003. On February 4, 2016, SilverSun entered into an amended and restated employment agreement with Mr. Meller, (the “Meller Employment Agreement”). The Meller Employment Agreement was entered into by SilverSun and Mr. Meller primarily to extend the term of Mr. Meller’s employment. The term of the Meller Employment Agreement runs through September of 2023 and shall automatically renew for additional periods of one year unless otherwise terminated in accordance with the terms of the Meller Employment Agreement. Pursuant to the Meller Employment Agreement, SilverSun agreed to pay Mr. Meller an annual salary of $565,000 per annum, with a ten percent (10%) increase on September 1 and every anniversary of such date for the duration of the term beginning September 15, 2003. On November 11, 2021, SilverSun and Mr. Meller executed an amendment to Mr. Meller’s employment agreement to extend his term of employment through September 14, 2028. Other than the foregoing extension, the terms of Mr. Meller’s employment agreement remained unchanged. The Meller Employment Agreement provides for a severance payment to Mr. Meller of three hundred percent (300%), less $100,000 of his gross income for services rendered to SilverSun in each of the five prior calendar years should his employment be terminated following a change in control (as defined in the Meller Employment Agreement). Mr. Meller has waived any right to a severance payment in connection with the Merger Agreement and the transactions contemplated thereby.

In connection with his appointment as SilverSun’s CFO on January 4, 2021, Joseph Macaluso entered into an offer letter (the “Offer Letter”) with SilverSun. Pursuant to the Offer Letter, Mr. Macaluso is receiving a base salary at the annual rate of two hundred fifteen thousand dollars ($215,000) and he also received a one-time cash sign on bonus in the amount of thirty thousand dollars ($30,000). Mr. Macaluso is eligible for a discretionary bonus of up to twenty percent (20%) of the base salary. Pursuant to the Offer Letter, Mr. Macaluso’s employment with SilverSun is at-will and it may be terminated with or without cause. In 2021, Mr. Macaluso also received stock options valued at $89,062.

Rhodium Related Party Transactions

In connection with the historical financing rounds for Rhodium’s subsidiaries, the following related party transactions were entered into with the same terms contemporaneous as other third parties.

•        On January 16, 2021, a trust owned by the father of Cameron and Chase Blackmon, loaned $2,100,000 to Rhodium 2.0 pursuant to a promissory note that matures on July 30, 2024, and has an interest rate of 0.2% per annum. As of September 30, 2022, $2,532 has been accrued in interest and the principal amount was still outstanding.

•        On January 19, 2021, an entity partially owned by Nicholas Cerasuolo, loaned $70,000 to Rhodium 2.0 pursuant to a promissory note that matures on July 30, 2024, and has an interest rate of 0.20% per annum. As of September 30, 2022, $84 had been accrued in interest and the principal amount was still outstanding. This transaction occurred as part of the overall financing transaction of Rhodium 2.0 LLC and was on identical terms to all other investors that participated in the financing transaction.

•        On September 24, 2021, Rhodium entered into SAFE Agreements with a trust controlled by the father of Cameron and Chase Blackmon, pursuant to which Rhodium issued rights to receive shares of its Class A common stock for an aggregate purchase price of $1,000,000. This transaction was on the same arm’s length terms as all other third party participants.

During the period from April 1, 2020 (inception) through December 31, 2020, Rhodium made a payment of approximately $0.4 million to Energy Tech LLC, which at the time was a joint venture between Imperium and a third party. Rhodium also recorded a note receivable from this joint venture for approximately $0.1 million, which was repaid to Energy Tech LLC on February 25, 2021.

During the nine months ended September 30, 2021, Energy Tech LLC purchased on behalf of Rhodium approximately $0.1 million of dry coolers and related engineering services from Rhodium’s third-party suppliers, which were subsequently purchased by Rhodium at cost.

During the period from April 1, 2020 (inception) through December 31, 2020, the year ended December 31, 2021, and the nine months ended September 30, 2022, Rhodium paid an aggregate of approximately $67,700, $200,000, and $379,167, respectively, to entities wholly owned by Nicholas Cerasuolo, Rhodium’s Chief Financial Officer and a director, as compensation for services rendered by Mr. Cerasuolo as Rhodium’s Chief Financial Officer. Such payments were in lieu of salary and bonus, not in addition to his salary and bonus.

On May 3, 2021, Imperium loaned Jordan HPC an aggregate $1.6 million (the “Imperium Loan”) for general corporate purposes. The Imperium Loan accrued interest at a rate of 0.0% per annum and was repaid in full two weeks later.

In connection with a June 30, 2021 corporate reorganization, an entity partially owned by Nicholas Cerasuolo, received 291,695 shares of the Company’s Class A common stock in exchange for its ownership interests in certain operating subsidiaries of Rhodium. This transaction was on identical terms with all other third part participants in the corporate reorganization transaction.

On October 1, 2021, November 30, 2021, and December 31, 2021, certain operating subsidiaries of Rhodium entered into equipment purchase agreements to sell and/or exchange miners to other operating subsidiaries. The purchase prices of these miners were calculated using market rates for the applicable machines at the time of the transfers. Each of the transactions was done in the ordinary course of business to fulfill the operating entities’ miner inventory needs.

On June 30, 2022, an operating subsidiary of Rhodium entered into an agreement with Blackmon Holdings LLC, which is wholly owned by Cameron and Chase Blackmon, to purchase an immersion cooling mobile mining unit for $1,000,000, payable over four quarterly installments. As of September 30, 2022, one quarterly installment of $250,000 has been paid. The Board of Rhodium approved this transaction, which was supported by an independent, third-party valuation of the mobile mining unit.

On August 15, 2022, Rhodium entered into a consulting agreement with Bart Mallon, a director nominee following the Closing. On August 16, 2022, Rhodium entered into a consulting agreement with James Calvin, a director nominee following the Closing. Calvin and Mallon each received $25,000 in cash and 100,000 shares of Class A common stock in Rhodium Enterprises, Inc. for advisory services provided in 2022. On February 9. 2023, each of these respective consulting agreements was terminated by written amendment.

Imperium

The members of the management team of Rhodium are equity holders in Technologies through the interests they indirectly hold in Imperium, which holds as of September 30, 2022, a greater than sixty percent (60%) interest in all the outstanding equity of Technologies. Through Imperium, the members of the management team of Rhodium also currently control Rhodium by virtue of Imperium’s ownership of all the issued and outstanding shares of Class B common stock in Rhodium, which is currently the only class of stock in Rhodium with voting rights.

On September 29, 2022, Imperium invested $75.70 in warrants to purchase up to 756,988 shares of Class A Common Stock in Rhodium Enterprises, Inc. at a warrant purchase price of $0.0001/share.

On September 29, 2022, Imperium participated in a private placement offering of Technologies and Imperium loaned $2,000,000 of the total $18,900,000 raised to Technologies pursuant to a promissory note that matures on September 29, 2024 and has an interest rate of 3.05%. As of September 30, 2022, $0 has been accrued in interest and the principal amount was still outstanding.

Rhodium Shared Services LLC

Rhodium Shared Services LLC provides administrative services to Rhodium and its subsidiaries. Rhodium Shared Services LLC is owned, managed and controlled by Technologies. By utilizing a shared administrative team, Rhodium believes that such services will be provided at lower costs than if Rhodium hired a separate administrative team.

Related Party Transactions Policy

The SilverSun Board has previously adopted a written policy on transactions with related parties that is in conformity with the requirements for issuers having publicly held common stock that is listed on The Nasdaq Stock Market LLC. Related party transactions are defined as transactions in which (i) the aggregate amount involved will or may be expected to exceed $120,000 in any calendar year, (ii) SilverSun or any of its subsidiaries is a participant or (iii) any (x) executive officer, director or nominee for election as a director, (y) greater than 5% beneficial owner of SilverSun common stock, or (z) immediate family member of the persons referred to in clauses (x) and (y) has or will have a direct or indirect material interest (other than solely as a result of being a director or a less than 10% beneficial owner of another entity). Under the related party transactions policy, SilverSun’s chief executive officer, or its designee, is primarily responsible for developing and implementing processes and procedures to obtain information regarding related parties with respect to potential related party transactions and then determining, based on the facts and circumstances, whether such potential related party transactions do, in fact, constitute related party transactions requiring compliance with the policy. If SilverSun’s chief executive officer, or its designee, determines that a transaction or relationship is a related party transaction requiring compliance with the policy, SilverSun’s chief executive officer, or its designee, will be required to present to SilverSun’s audit committee all relevant facts and circumstances relating to the related party transaction. SilverSun’s audit committee will be required to review the relevant facts and circumstances of each related party transaction, including if the transaction is on terms comparable to those that could be obtained in arm’s-length dealings with an unrelated third party and the extent of the related party’s interest in the transaction, take into account the conflicts of interest and corporate opportunity provisions of SilverSun’s code of ethics, and either approve or disapprove the related party transaction. If the audit committee’s approval of a related party transaction requiring such approval is not feasible in advance of such related party transaction, then the transaction may be preliminarily entered into upon prior approval of the transaction by the chair of SilverSun’s audit committee, subject to ratification of the transaction by SilverSun’s audit committee at the audit committee’s next regularly scheduled meeting; provided, however, that, if the ratification is not forthcoming, SilverSun’s management will make all reasonable efforts to cancel or annul the related party transaction. If a transaction was not initially recognized as a related party transaction, then, upon such recognition, the related party transaction will be presented to SilverSun’s audit committee for ratification at SilverSun’s audit committee’s next regularly scheduled meeting; provided, however, that, if the ratification is not forthcoming, SilverSun’s management will make all reasonable efforts to cancel or annul the related party transaction. SilverSun’s management will update SilverSun’s audit committee as to any material changes to any approved or ratified related party transaction and will provide a status report at least annually of all then current related party transactions. No member of the SilverSun Board will be permitted to participate in approval of a related party transaction for which he or she is a related party.

SILVERSUN SPECIAL MEETING

General Information

The SilverSun Board has sent these proxy statement/prospectus materials to you to solicit your vote at the Special Meeting. The meeting will begin promptly at [    ], prevailing Eastern Time, on  [    ], 2023, in virtual format.

Agenda

The Special Meeting will be held for the following purposes:

1.      Merger Proposal.    To adopt the Agreement and Plan of Merger, dated as of September 29, 2022, by and among SilverSun, Merger Sub I, Merger Sub II and Rhodium, pursuant to which, among other things, (i) Merger Sub I shall be merged with and into Rhodium, resulting in Rhodium existing as the surviving company of the First Merger, and (ii) immediately following the First Merger, Rhodium shall be merged with and into Merger Sub II, resulting in Merger Sub II existing as the surviving company of the Second Merger. A copy of the Merger Agreement is attached to this proxy statement/prospectus as Annex A.

2.      Separation and Distribution Proposal.    To adopt the Separation Agreement, by and between SilverSun and SilverSun Holdings, in substantially the form attached as Annex B to this proxy statement/prospectus, pursuant to which, all of the issued and outstanding common stock of SilverSun Holdings, which owns all of the issued and outstanding common stock of (i) SWK and (ii) SCS will be distributed on a pro rata basis to the stockholders of SilverSun as of the Distribution and Dividend Record Date.

3.      Charter Proposal.    To consider and vote upon a proposal to approve and adopt, assuming the Merger Proposal and the Share Issuance Proposal (as defined below) are approved and adopted, the Fifth Amended and Restated Certificate of Incorporation (the “Amended and Restated Certificate of Incorporation”), to, among other things, set forth the number of authorized shares of SilverSun Class A common stock and SilverSun Class B common stock and set forth the rights and preferences of such shares of SilverSun Class A common stock and SilverSun Class B common stock, remove provisions that are no longer applicable following the completion of the Mergers, cancel the designation of the Series A Preferred Stock, par value $0.001 per share, and effect, at the discretion of the SilverSun Board, a reverse stock split of SilverSun’s common stock, a copy of the form of which is attached to the accompanying proxy statement as Annex C, which, if approved, would take effect at Closing.

In addition to the approval of the Amended and Restated Certificate of Incorporation, the stockholders are also separately being presented with the following proposals (the “Advisory Charter Proposals”), for approval on a non-binding advisory basis, to give stockholders the opportunity to present their separate views on certain corporate governance provisions in the Amended and Restated Certificate of Incorporation:

Proposal 3A — to authorize a new class of capital stock, the SilverSun Class A common stock, to replace the existing common stock of SilverSun at Closing, to authorize a new class of capital stock, the SilverSun Class B common stock, to increase the number of authorized shares of SilverSun’s capital stock, par value $0.00001 per share, from 75,000,000 shares of common stock and 1,000,000 shares of preferred stock, to              shares, consisting of (i)              shares of Class A Common Stock, (ii)              shares of Class B Common Stock and (iii)              shares of preferred stock;

Proposal 3B — to remove certain provisions in the existing charter no longer applicable following the completion of the Mergers;

Proposal 3C — to cancel the designation of the Series A Preferred Stock, par value $0.001 per share;

Proposal 3D — to effect a reverse stock split of SilverSun’s common stock at a ratio to be determined by Rhodium within range of one share of SilverSun common stock for every [            ] shares of SilverSun common stock and one share of SilverSun common stock for every [            ] shares of SilverSun common stock (or any number in between) currently outstanding and effected by SilverSun prior to the effective time of the Second Merger;

Proposal 3E — to provide that holders of SilverSun Class A Common Stock and holders of SilverSun Class B Common Stock will vote together as a single class on all matters, except as required by law or by our Amended and Restated Certificate of Incorporation;

Proposal 3F — to absolve certain SilverSun stockholders from certain competition and corporate opportunities obligations; and

Proposal 3G — to allow officers of SilverSun to be exculpated from personal monetary liability pursuant to the General Corporation Law of the State of Delaware.

4.      2023 Plan Proposal.    To approve the SilverSun Technologies, Inc. 2022 Omnibus Incentive Plan (the “2023 Plan”), a copy of which is attached as Annex D to this proxy statement/prospectus.

5.      Share Issuance Proposal.    To consider and vote upon a proposal, for purposes of complying with Nasdaq Listing Rule 5635, to approve (i) the issuance of up to 159,099,404 shares of SilverSun Class A common stock (including the issuance of 79,707,196 shares of SilverSun Class A common stock upon the exchange of Technologies Units, together with an equal number of shares of SilverSun Class B common stock, for shares of SilverSun Class A common stock pursuant to the Fifth Amended and Restated Limited Liability Company Agreement of Technologies), and (ii) the issuance of 79,707,196 shares of SilverSun Class B common stock in accordance with the Merger Agreement.

6.      Director Election Proposal.    To consider and vote upon a proposal to elect five directors to serve until the 2023 annual meeting of stockholders, and until their respective successors are duly elected and qualified, subject to such directors’ earlier death, resignation, retirement, disqualification or removal (the “Director Election Proposal”).

7.      Adjournment Proposal.    To approve one or more adjournments of the Special Meeting to a later date or dates, if necessary or appropriate, to solicit additional proxies if there are insufficient votes for the approval of the Merger Proposal, Charter Proposal, the Share Issuance Proposal and the Separation and Distribution Proposal at the time of the Special Meeting.

         These items are discussed in more detail in this proxy statement/prospectus.

Stockholders Entitled to Vote

Owners of SilverSun common stock at the close of business on [  ], 2023, are entitled to notice of and to vote at the Special Meeting. At the close of business on [  ], 2023, there were 5,256,177 shares of SilverSun common stock issued and outstanding. Each share of SilverSun common stock entitles the holder to one vote on all matters submitted to a vote at the Special Meeting and any adjournment or postponement of the meeting. A complete list of the SilverSun stockholders entitled to vote will be available for examination at the meeting and for at least 10 days prior to the meeting at SilverSun’s principal executive offices.

Quorum and Required Votes

A quorum of stockholders is necessary for a valid Special Meeting. The presence in person or by proxy of the holders of a majority of the outstanding shares of SilverSun common stock as of the record date will constitute a quorum for the Special Meeting.

The Merger Proposal, the Distribution Proposal and the Amended and Restated Certificate Proposal each require the affirmative vote of holders of at least 2,628,089 shares of SilverSun common stock, which represents a majority of all shares of SilverSun common stock outstanding as of the record date. Abstentions, broker non-votes, and shares not present will have the effect of a vote against these proposals.

The Adjournment Proposal, 2023 Plan and Merger Share Issuance each require the affirmative vote of holders of shares of SilverSun common stock, which represent a majority of the votes cast by the stockholders present in person (which would include presence at a virtual meeting) or represented by proxy at the Special Meeting.

Proxies solicited by the SilverSun Board will be voted for approval of each of the proposals, unless otherwise specified.

Consummation of the Mergers are conditioned on the approval of the Merger Proposal, the Separation and Distribution Proposal, the Charter Proposal and the Share Issuance Proposal at the Special Meeting, subject to the terms of the Merger Agreement. The Mergers are not conditioned upon the Director Election Proposal, the 2023 Plan Proposal or the Adjournment Proposal.

It is important for you to note in the event that the Merger Proposal, the Separation and Distribution Proposal, the Charter Proposal or the Share Issuance Proposal do not receive the requisite vote for approval, the Merger will not be consummated.

How to Vote

Because many stockholders cannot attend the Special Meeting in person, it is necessary that a large number of stockholders be represented by proxy. If you hold your shares through a bank, broker, custodian or other record holder, please refer to your voting instruction form or the information forwarded by your bank, broker, custodian or other record holder to see which voting options are available to you. If you are a stockholder of record of SilverSun, you can vote your proxy by the following three methods:

•        over the Internet,

•        by calling a toll-free telephone number, or

•        by completing the enclosed proxy card and mailing it in the postage-paid envelope provided in these materials.

Where internet and telephone voting procedures are available for voting a proxy, procedures have been established to authenticate SilverSun stockholders of record by use of a control number and to allow you to confirm that your instructions have been properly recorded.

You may receive more than one proxy card or voting instruction form depending on how you hold your shares. You should vote each proxy card or voting instruction form provided to you.

Revocation of a Proxy

If you are a stockholder of record of SilverSun, a proxy may be revoked at any time before it is voted by (1) sending written notice of revocation to SilverSun’s Chief Financial Officer, (2) delivering a later dated proxy (by one of the methods described above) so that it is received prior to the Special Meeting or (3) voting in person at the Special Meeting. Other stockholders should follow the instructions provided by your bank, broker or other recordholder to revoke or change your vote.

The SilverSun Chief Financial Officer may be contacted at the following address:

SilverSun Technologies, Inc.
120 Eagle Rock Avenue,
East Hanover, New Jersey 07936
Attention: Joseph Macaluso

Proxy Solicitation

This solicitation is made on behalf of the SilverSun Board. SilverSun is paying the costs and expenses of printing and mailing this proxy statement/prospectus and all fees paid to the SEC. Proxies are being solicited by mail and may be solicited by telephone, facsimile, or in person by SilverSun employees, who will not receive additional compensation for any such solicitation. Any questions that SilverSun stockholders, banks or brokers may have concerning the Special Meeting can be addressed to SilverSun Technologies, Inc., 120 Eagle Rock Avenue, East Hanover, NJ 07936, attention Joseph Macaluso: (973-396-1720), email: joe.macaluso@swktech.com. SilverSun will also request brokers and other fiduciaries to forward proxy soliciting material to the beneficial owners of shares of SilverSun common stock that are held of record by such brokers and fiduciaries and will reimburse their reasonable out-of-pocket expenses.

SilverSun has adopted a procedure approved by the SEC called “householding,” by which certain stockholders who do not participate in electronic delivery of proxy materials but who have the same address and appear to be members of the same family receive only one copy of our annual report and proxy statement. Each stockholder participating in householding continues to receive a separate proxy card. Householding reduces both the environmental impact of our annual meetings and our mailing and printing expenses.

If you would like to change your householding election, request that a single copy of the proxy materials be sent to your address, or request a separate copy of the proxy materials, please contact [        ], by calling [        ] or by writing to [        ].

SILVERSUN PROPOSAL 1:
MERGER PROPOSAL

As discussed elsewhere in this proxy statement/prospectus, holders of SilverSun common stock are considering adoption of the Merger Agreement. Holders of SilverSun common stock should read carefully this proxy statement/prospectus, including the appendices, in its entirety for more detailed information concerning the Merger Agreement and the Mergers. In particular, holders of SilverSun common stock are directed to the Merger Agreement, a copy of which is included as Annex A to this proxy statement/prospectus. The SilverSun Board considered many factors when making its determination. For more information, see “The Merger — SilverSun’s Reasons for the Mergers and Recommendations of the SilverSun Board.”

Vote Required for Approval

Approval of this proposal requires the affirmative vote of holders of at least 2,628,089 shares of SilverSun common stock, which represents a majority of all shares of SilverSun common stock outstanding as of the record date for the Special Meeting.

The Mergers are conditioned upon the approval of the Merger Proposal, subject to terms of the Merger Agreement. If the Merger Proposal is not approved, the other proposals (except the Adjournment Proposal, as described below) will not be presented to the stockholders for a vote.

Proxies solicited by the SilverSun Board will be voted for approval of this proposal, unless otherwise specified. Abstentions, broker non-votes, and shares not present will have the effect of a vote against this proposal. Accordingly, if you fail to vote or instruct your broker to vote on this proposal, you are effectively voting against this proposal.

THE SILVERSUN BOARD RECOMMENDS THAT STOCKHOLDERS VOTE “FOR” PROPOSAL 1 AS TO THE ADOPTION OF THE MERGER AGREEMENT.

SILVERSUN PROPOSAL 2:
SEPARATION AND DISTRIBUTION PROPOSAL

As discussed elsewhere in this proxy statement/prospectus, holders of SilverSun common stock are considering adoption of the separation agreement. Holders of SilverSun common stock should read carefully this proxy statement/prospectus, including the appendices, in its entirety for more detailed information concerning the separation agreement and the Distribution. In particular, holders of SilverSun common stock are directed to the separation agreement, a copy of which is included as Annex B to this proxy statement/prospectus. The SilverSun Board considered many factors when making its determination. For more information, see “The Mergers and the Distribution — SilverSun’s Reasons for the Mergers and the Distribution and Recommendations of the SilverSun Board.”

Vote Required for Approval

Approval of this proposal requires the affirmative vote of holders of at least 2,628,089 shares of SilverSun common stock, which represents a majority of all shares of SilverSun common stock outstanding as of the record date for the Special Meeting.

The Mergers are conditioned upon the approval of the Separation and Distribution Proposal, subject to the terms of the Merger Agreement. If the Mergers are not consummated for any reason, the actions contemplated by the Separation and Distribution Proposal will not be effected. The Board will abandon the Separation and Distribution Proposal in the event the Mergers are not consummated.

Proxies solicited by the SilverSun Board will be voted for approval of this proposal, unless otherwise specified. Abstentions, broker non-votes, and shares not present will have the effect of a vote against this proposal. Accordingly, if you fail to vote or instruct your broker to vote on this proposal, you are effectively voting against this proposal.

THE SILVERSUN BOARD RECOMMENDS THAT STOCKHOLDERS VOTE “FOR” PROPOSAL 2 AS TO THE ADOPTION OF THE SEPARATION AGREEMENT.

SILVERSUN PROPOSAL 3:
CHARTER PROPOSAL

On September 29, 2022, the SilverSun Board adopted, subject to stockholder approval, the Amended and Restated Certificate of Incorporation, to, among other things, set forth the number of authorized shares of SilverSun Class A common stock and SilverSun Class B common stock and set forth the rights and preferences of such shares of SilverSun Class A common stock and SilverSun Class B common stock, to increase the number of authorized shares of SilverSun’s capital, to remove provisions that are no longer applicable following the completion of the Mergers, cancel the designation of the Series A Preferred Stock, par value $0.001 per share, and effect, at the discretion of the SilverSun Board, a reverse stock split of SilverSun’s common stock, a copy of the form of which is attached to the accompanying proxy statement as Annex C, which, if approved, would take effect upon the closing of the Mergers. The following discussion is qualified by the text of the Amended and Restated Certificate of Incorporation. The SilverSun Board believes, among other reasons, that the Amended and Restated Certificate of Incorporation is appropriate to effect the Up-C structure and to maintain SilverSun’s flexibility to issue shares of common stock for future corporate needs.

Issuance of additional shares of common stock would not affect the rights of the holders of issued and outstanding shares of SilverSun common stock, except for effects incidental to any increase in the number of shares of SilverSun common stock issued and outstanding, such as dilution of earnings per share and voting rights. If the Amended and Restated Certificate of Incorporation is approved by stockholders at the Special Meeting, then it will become effective upon it being filed with the Delaware Secretary of State, which filing is expected to occur immediately prior to the consummation of the Mergers. In addition to the approval of the Amended and Restated Certificate of Incorporation, the stockholders are also separately being presented with the following proposals (the “Advisory Charter Proposals”), for approval on a non-binding advisory basis, to give stockholders the opportunity to present their separate views on certain corporate governance provisions in the Amended and Restated Certificate of Incorporation: In addition to the approval of the Proposed Charter, the following key changes effected by the Charter Proposal are being presented to the SilverSun stockholders in accordance with SEC guidance. These provisions will be voted upon on a non-binding advisory basis. In the judgment of the Board of Directors, these provisions are necessary to adequately address the needs of the Combined Company. This summary is qualified in its entirety by reference to the full text of the Amended and Restated Certificate of Incorporation, as set forth in Annex C.

Proposal 3A — to authorize a new class of capital stock, the Class A common stock, to replace the existing common stock of SilverSun at Closing, to authorize a new class of capital stock, the Class B common stock, to increase the number of authorized shares of SilverSun’s capital stock, par value $0.00001 per share, from 75,000,000 shares of common stock and 1,000,000 shares of preferred stock, to              shares, consisting of (i)              shares of Class A Common Stock, (ii)              shares of Class B Common Stock and (iii)              shares of preferred stock;

Proposal 3B — to remove certain provisions in the existing charter no longer applicable following the completion of the Mergers;

Proposal 3C — to cancel the designation of the Series A Preferred Stock, par value $0.001 per share;

Proposal 3D — to effect a reverse stock split of SilverSun’s common stock at a ratio to be determined by Rhodium within range of one share of SilverSun common stock for every [          ] shares of SilverSun common stock and one share of SilverSun common stock for every [          ] shares of SilverSun common stock (or any number in between) currently outstanding and effected by SilverSun prior to the effective time of the Second Merger;

Proposal 3E — to provide that holders of SilverSun Class A Common Stock and holders of SilverSun Class B Common Stock will vote together as a single class on all matters, except as required by law or by our Amended and Restated Certificate of Incorporation;

Proposal 3F — to absolve certain SilverSun stockholders from certain competition and corporate opportunities obligations; and

Proposal 3G — to allow officers of SilverSun to be exculpated from personal monetary liability pursuant to the General Corporation Law of the State of Delaware.

Reasons for the Amendments

Proposal 3A: Authorizing Share Capital

Based on the capitalization data set forth earlier in this section, SilverSun will need to authorize additional amounts of stock prior to the consummation of the Mergers. Accordingly, the newly authorized classes and amounts of SilverSun common stock would become available as a result of the Amended and Restated Certificate of Incorporation to satisfy any obligations under the Merger Agreement.

The additional classes and amounts of authorized SilverSun common stock are necessary to meet SilverSun’s requirements under the Merger Agreement. The shares of authorized SilverSun common stock are appropriate to provide SilverSun additional flexibility in the future to utilize equity for business and financial purposes that the SilverSun Board determines to be in SilverSun’s best interests on a timely basis without the expense and delay of a stockholders’ meeting. The SilverSun Board believes that the remaining authorized common stock is not likely to be sufficient to permit SilverSun to respond to potential business opportunities or to pursue important objectives designed to enhance stockholder value.

The additional authorized shares of SilverSun common stock would provide SilverSun with flexibility to use its common stock, without further stockholder approval (except to the extent such approval may be required by law or by applicable exchange listing standards) for any proper corporate purposes, including, without limitation, raising capital through one or more future public offerings or private placements of equity securities, expanding its business or acquiring assets through future transactions, entering into strategic relationships, providing equity-based compensation and/or incentives to employees, officer or directors, effecting stock dividends or for other general corporate purposes. Although SilverSun is party to various agreements that require the issuance of shares of SilverSun’s common stock, SilverSun currently does not have specific agreements or plans that would require the issuance of the proposed additional shares of SilverSun common stock beyond those required by the Merger Agreement. If the Amendment is approved by the stockholders, however, the SilverSun Board does not intend to solicit further stockholder approval prior to the issuance of any additional shares of SilverSun common stock or securities convertible into SilverSun common stock, except as may be required by applicable, law, regulation, or exchange listing rules.

Proposal 3B: Provisions Specific to SilverSun

The existing charter contains various provisions applicable only to the existing SilverSun. This amendment eliminates these certain provisions, which is desirable because these provisions are no longer relevant.

Proposal 3C: Cancelling of the Series A Preferred Stock

The existing charter authorizes two shares of Series A Preferred Stock. Following the Mergers, these series of preferred stock will no longer be authorized.

Proposal 3D: Effecting the Reverse Stock Split

The SilverSun Board believes that the Reverse Stock Split and the anticipated increase in the per share price of our capital stock could encourage increased investor interest in our capital stock and promote greater liquidity for our stockholders. A greater price per share of our capital stock could allow a broader range of institutions to invest in our capital stock, potentially increasing marketability, trading volumes and liquidity of our capital stock. The SilverSun Board believes that the Reverse Stock Split will provide the SilverSun Board flexibility to make our capital stock a more attractive investment for institutional investors, which we believe will enhance the liquidity for the holders of our capital stock. The Reverse Stock Split could also increase interest in our capital stock for analysts and brokers.

Proposal 3E: Providing Single Class Voting Structure

Currently the existing charter provides that the holders of SilverSun common stock are entitled to one vote per share on matters to be voted on by stockholders. The SilverSun Board believes that it is in the best interest of SilverSun and its stockholders to provide that holders of SilverSun Class A common stock and SilverSun Class B common stock will vote together as a single class on all matters, which is part of the Up-C structure.

Proposal 3F: Absolving Certain SilverSun Stockholders

Currently the existing charter does not contain provisions waiving the corporate opportunity doctrine; however, the SilverSun Board has determined that it is in the best interests of SilverSun and its stockholders to revise the existing waiver of the corporate opportunity doctrine so that such waiver is more fulsomely addressed towards the ownership structure of the Combined Company.

Proposal 3G: Exculpating Officers of SilverSun

Currently the existing charter does contain provisions allowing directors of SilverSun to be exculpated from personal monetary damages for breach of fiduciary duty as a director. Pursuant to the DGCL, the SilverSun Board has determined that it is in the best interests of SilverSun and its stockholders to expand this exculpation from personal monetary liability to officers of the Combined Company as well.

Vote Required

Approval of this proposal requires the affirmative vote of holders of at least 2,628,089 shares of SilverSun common stock, which represents a majority of all shares of SilverSun common stock outstanding as of the record date for the Special Meeting. Proxies solicited by the SilverSun Board will be voted for approval of this proposal, unless otherwise specified.

The Mergers are conditioned upon the approval of the Charter Proposal, subject to the terms of the Merger Agreement. If the Mergers are not consummated for any reason, the actions contemplated by the Charter Proposal will not be effected. The Board will abandon the Charter Proposal in the event the Mergers are not consummated.

Abstentions, broker non-votes, and shares not present will have the effect of a vote against this proposal. Accordingly, if you fail to vote or fail to instruct your broker to vote on this proposal, then you are effectively voting against this proposal. If stockholder approval is not obtained, then the Amended and Restated Certificate of Incorporation will not become effective.

THE SILVERSUN BOARD RECOMMENDS THAT STOCKHOLDERS VOTE “FOR” THIS PROPOSAL 3 AS TO THE AMENDED AND RESTATED CERTIFICATE.

SILVERSUN PROPOSAL 4:
2023 PLAN PROPOSAL

On [            ], 2023, the SilverSun Board adopted, subject to stockholder approval the 2023 Plan. The 2023 Plan will provide stock-based incentive compensation to select officers, employees, non-employee directors, consultants and service providers. The following discussion is qualified by the text of the 2023 Plan, which is set forth in Annex D attached to this proxy statement. The SilverSun Board believes that the 2023 Plan is appropriate to maintain SilverSun’s flexibility to grant equity incentive rights.

The reservation of shares of SilverSun common stock under the 2023 Plan would not affect the rights of the holders of issued and outstanding shares of SilverSun common stock, except for effects incidental to any increase in the number of shares of SilverSun common stock issued and outstanding, such as dilution of earnings per share and voting rights.

In consideration of the foregoing, the SilverSun Board has unanimously approved the 2023 Plan in substantially the form set forth in Annex D and recommends that SilverSun’s stockholders do the same.

Reasons for the 2023 Plan

The [ ] shares of SilverSun common stock reserved under the 2023 Plan are necessary to meet SilverSun’s requirements under the Merger Agreement. The shares of reserved SilverSun common stock are appropriate to provide SilverSun additional flexibility to utilize equity for business and financial purposes that the SilverSun Board determines to be in SilverSun’s best interests on a timely basis without the expense and delay of a stockholders’ meeting.

The shares of SilverSun common stock would provide SilverSun with flexibility to use its equity, without further stockholder approval (except to the extent such approval may be required by law or by applicable exchange listing standards) for any proper corporate purposes, including, without limitation, provide stock-based incentive compensation to select officers, employees, non-employee directors, consultants and service providers.

Summary of the 2023 Plan

This section summarizes certain principal features of the 2023 Plan. The summary is qualified in its entirety by reference to the complete text of the 2023 Plan.

Securities to be Offered

Subject to adjustment in the event of certain transactions or changes of capitalization in accordance with the 2023 Plan, a number of shares of SilverSun Class A common stock, plus such number of Technologies Units as may be subject to Technologies awards (collectively, “Shares”), equal to 10% of the number shares of SilverSun Class A common stock and SilverSun Class B common stock outstanding as of the consummation of the Mergers (on a fully diluted basis) will be initially be reserved for issuance pursuant to awards under the 2023 Plan. The total number of Shares reserved for issuance under the 2023 Plan will be increased on January 1 of each of the first ten calendar years during the term of the 2023 Plan, by the lesser of (i) a number of shares of SilverSun Class A common stock equal to 3% of the total number of shares of SilverSun Class A common stock and SilverSun Class B common stock outstanding on each December 31 immediately prior to the date of increase or (ii) such number of shares of SilverSun Class A common stock determined by the Combined Company Board. No more than the total number of Shares reserved for issuance under the 2023 Plan may be issued pursuant to incentive stock options (“ISOs”). Shares subject to an award that are (A) tendered in payment of a stock option, (B) delivered or withheld to satisfy any tax withholding obligation, (C) covered by a stock-settled stock appreciation right or other awards that were not issued upon the settlement of the award, or (D) subject to an award that expires or is cancelled, forfeited, or terminated without issuance of the full number of Shares to which the award related will again be made available for issuance or delivery under the 2023 Plan.

Plan Administration

The 2023 Plan will be administered by a committee of the Combined Company Board duly authorized by the Combined Company Board to administer the plan (the “Committee”), or if there is no such committee, the Combined Company Board (as applicable, the “Administrator”). The Administrator has broad discretion to administer the 2023 Plan, including the authority to determine the employees, consultants and directors of SilverSun as well as employees and consultants of SilverSun’s affiliates (collectively, “Eligible Individuals”) to whom awards will be granted, the number and type of awards to be granted and the terms and conditions of awards. The Administrator may also accelerate the vesting or lapse of restrictions of any award and take all other actions as it deems advisable for the administration of the 2023 Plan.

Eligibility

Eligible Individuals designated by the Committee in its discretion will be eligible to receive awards under the 2023 Plan. Following the consummation of the Mergers, the Combined Company is expected have approximately employees,            non-employee directors,            consultants and            other individual service providers who will be eligible to receive awards under the 2023 Plan.

Non-Employee Director Compensation Limits

Under the 2023 Plan, in a single calendar year, a non-employee director may not be granted awards for such individual’s service on the Board that, taken together with any cash fees, have a value in excess of $750,000. Additional awards may be granted for any calendar year in which a non-employee director first becomes a director, serves on a special committee of the Board, or serves as lead director or non-executive chair of the Combined Company Board.

Types of Awards

Stock Options.    SilverSun may grant stock options to Eligible Individuals, except that ISOs may only be granted to persons who are SilverSun employees or employees of one of SilverSun’s subsidiaries or parent, in accordance with Section 422 of the Internal Revenue Code of 1986, as amended. The exercise price of a stock option generally cannot be less than 100% of the fair market value of a share of SilverSun Class A common stock on the date on which the stock option is granted and the stock option must not be exercisable for longer than 10 years following the date of grant. In the case of an ISO granted to an individual who owns at least 10% of the total combined voting power of all classes of SilverSun stock or stock of SilverSun’s subsidiaries or parent, the exercise price of the option must be at least 110% of the fair market value of a share of SilverSun Class A common stock on the date of grant, and the option must not be exercisable more than five years from the date of grant.

Stock Appreciation Rights.    A stock appreciation right is the right to receive an amount equal to the excess of the fair market value of one share of SilverSun Class A common stock on the date of exercise over the exercise price of the stock appreciation right. The exercise price of a stock appreciation right generally cannot be less than 100% of the fair market value of a share of SilverSun Class A common stock on the date on which the stock appreciation right is granted. The term of a stock appreciation right may not exceed 10 years. The Administrator will have the discretion to determine other terms and conditions of a stock appreciation right award.

Restricted Stock.    A restricted stock award is a grant of Shares subject to the restrictions on transferability and risk of forfeiture imposed by the Administrator. The purchase price of restricted stock will be fixed by the Administrator and may be zero to the extent permitted by applicable law, and, to the extent not so permitted, such purchase price may not be less than par value. Unless otherwise determined by the Administrator and specified in the applicable award agreement, the holder of a restricted stock award will have rights as a stockholder, including the right to receive dividends, to vote the Shares subject to the restricted stock award or, subject to and conditioned upon the full vesting of the Shares subject to the restricted stock award, to tender such Shares. The Administrator will specify on what terms and conditions the participant will be entitled to dividends payable on the restricted stock award.

Restricted Stock Units.    A restricted stock unit (“RSU”) is a right to receive a Share or an amount in cash or other consideration determined by the Administrator to be of equal value as of the date of settlement. RSUs may be subject to the restrictions, including a risk of forfeiture, imposed by the Administrator. Dividend equivalents entitle a participant to receive the equivalent value, in cash or Shares, of dividends paid on Shares. Dividend equivalents may be granted in connection with an RSU if the Administrator so provides.

Performance Awards.    A performance award is an award contingent upon achieving certain performance goals during the performance period as determined by the Administrator.

Other Stock-Based Awards.    Other stock-based awards are awards payable in, valued in whole or in part by reference to, or otherwise based on or related to Shares.

Cash Awards.    Cash awards may be granted subject to the satisfaction of vesting conditions or may be awarded purely as a bonus and not subject to restrictions or conditions.

Rhodium Technologies LLC Awards.    A Rhodium Technologies LLC award is an award valued in whole or in part by reference to, or otherwise calculated by reference to or based on, Technologies Units, subject to terms and conditions determined by the Administrator (a “Rhodium Technologies LLC Award”). Rhodium Technologies LLC Awards may be granted as awards that are intended to be treated as “profits interests” for U.S. federal income tax purposes.

Substitute Awards.    In connection with an entity’s merger or consolidation with us or SilverSun’s acquisition of an entity’s property or stock, the Administrator may grant awards in substitution for any award granted before such merger or consolidation by such entity or its affiliate.

Certain Transactions

If any change is made to SilverSun’s capitalization, such as a share split or share combination that results in an increase or decrease in the number of outstanding Shares, exchange of shares, merger or otherwise, appropriate adjustments will be made by the Administrator in the Shares subject to an award under the 2023 Plan. The Administrator will also have the discretion to make certain adjustments to awards in the event of a change in control, such as providing for the assumption, substitution or cash-out of awards, terminating awards after providing for a period of exercise and accelerating the vesting or lapse of restrictions of awards.

Clawback

All awards granted under the 2023 Plan will be subject to any clawback policy, including any clawback policy adopted to comply with applicable law as set forth in such clawback policy or the award agreement.

Termination or Amendment

The Combined Company Board or the Committee may amend, suspend or terminate the 2023 Plan or amend the terms of any award granted thereunder, to the extent that such amendment, suspension or termination does not impair the rights of the participant with respect to an award without the participant’s consent. However, stockholder approval will be required for any amendment to the extent necessary to comply with applicable law. The Administrator may not reduce the exercise price of any stock option or stock appreciation right or take any other action that would be considered a “repricing” of a stock option or stock appreciation right under the applicable exchange listing standards without stockholder approval. The 2023 Plan will remain in effect for a period of 10 years (unless earlier terminated by the Combined Company Board or the Committee).

Material U.S. Federal Income Tax Consequences

The following is a general summary under current law of the principal United States federal income tax consequences related to awards under the 2023 Plan. This summary deals with the general federal income tax principles that apply and is provided only for general information. Some kinds of taxes, such as state, local and foreign income taxes and federal employment taxes, are not discussed. This summary is not intended as tax advice to participants, who should consult their own tax advisors.

Non-Qualified Stock Options.    If an optionee is granted a nonqualified stock option under the 2023 Plan, the optionee should not have taxable income on the grant of the option. Generally, the optionee should recognize ordinary income at the time of exercise in an amount equal to the fair market value of the shares acquired on the date of exercise, less the exercise price paid for the shares. The optionee’s basis in the common stock for purposes of determining gain or loss on a subsequent sale or disposition of such shares generally will be the fair market value of SilverSun Class A common stock on the date the optionee exercises such option. Any subsequent gain or loss will be taxable as a long-term or short-term capital gain or loss. SilverSun or the applicable subsidiary or affiliate of SilverSun generally should be entitled to a federal income tax deduction at the time and for the same amount as the optionee recognizes ordinary income.

Incentive Stock Options.    A participant receiving ISOs should not recognize taxable income upon grant. Additionally, if applicable holding period requirements are met, the participant should not recognize taxable income at the time of exercise. However, the excess of the fair market value of the shares of SilverSun Class A common stock received over the option exercise price is an item of tax preference income potentially subject to the alternative minimum tax. If stock acquired upon exercise of an ISO is held for a minimum of two years from the date of grant and one year from the date of exercise and otherwise satisfies the ISO requirements, the gain or loss (in an amount equal to the difference between the fair market value on the date of disposition and the exercise price) upon disposition of the stock will be treated as a capital gain or loss, and SilverSun will not be entitled to any deduction. If the holding period requirements are not met, the ISO will be treated as one that does not meet the requirements of the Code for ISOs and the participant will recognize ordinary income at the time of the disposition equal to the excess of the amount realized over the exercise price, but not more than the excess of the fair market value of the shares on the date the ISO is exercised over the exercise price, with any remaining gain or loss being treated as capital gain or capital loss. SilverSun and the subsidiaries and affiliates of SilverSun generally are not entitled to a federal income tax deduction upon either the exercise of an ISO or upon disposition of the shares acquired pursuant to such exercise, except to the extent that the participant recognizes ordinary income on disposition of the shares.

Other Awards.    The current federal income tax consequences of other awards authorized under the 2023 Plan generally follow certain basic patterns: stock appreciation rights are taxed and deductible in substantially the same manner as nonqualified stock options; nontransferable restricted stock subject to a substantial risk of forfeiture results in income recognition equal to the excess of the fair market value over the price paid, if any, only at the time the restrictions lapse (unless the recipient elects to accelerate recognition as of the date of grant through a Section 83(b) election); restricted stock units, dividend equivalents and other stock or cash based awards are generally subject to tax at the time of payment. SilverSun or the applicable subsidiary or affiliate of SilverSun generally should be entitled to a federal income tax deduction at the time and for the same amount as the optionee recognizes ordinary income.

Section 409A of the Code

Certain types of awards under the 2023 Plan may constitute, or provide for, a deferral of compensation subject to Section 409A of the Code. Unless certain requirements set forth in Section 409A of the Code are complied with, holders of such awards may be taxed earlier than would otherwise be the case (e.g., at the time of vesting instead of the time of payment) and may be subject to an additional 20% penalty tax (and, potentially, certain interest, penalties and additional state taxes). To the extent applicable, the 2023 Plan and awards granted under the 2023 Plan are intended to be structured and interpreted in a manner intended to either comply with or be exempt from Section 409A of the Code and the Department of Treasury regulations and other interpretive guidance that may be issued under Section 409A of the Code. To the extent determined necessary or appropriate by the plan administrator, the 2023 Plan and applicable award agreements may be amended to further comply with Section 409A of the Code or to exempt the applicable awards from Section 409A of the Code.

New Plan Benefits

No awards have been made under the 2023 Plan which is subject to stockholder approval of this proposal. The number and types of awards that will be granted under the 2023 Plan in the future are not determinable, as the Committee will make these determinations in its sole discretion. On            , 2023, the closing price of SilverSun common stock traded on Nasdaq was $            per share.

Vote Required

For this proposal to be approved, this proposal requires the affirmative vote of holders of a majority of the shares of SilverSun common stock present in person or represented by proxy at the Special Meeting entitled to vote thereon. Proxies solicited by the SilverSun Board will be voted for approval of this proposal, unless otherwise specified.

The Mergers are not conditioned upon the approval of the 2023 Plan Proposal.

Failure to vote by proxy or to vote in person (which would include presence at a virtual meeting) at the Special Meeting, abstentions and broker non-vote will have no effect on this proposal. If stockholder approval is not obtained, then the 2023 Plan will not become effective.

THE SILVERSUN BOARD RECOMMENDS THAT STOCKHOLDERS VOTE “FOR” THIS PROPOSAL 4 AS TO THE ADOPTION OF THE 2023 PLAN.

SILVERSUN PROPOSAL 5:
MERGER SHARE ISSUANCE PROPOSAL

Following the Mergers, the SilverSun Legacy Stockholders will retain approximately 3.2% of the voting power of the Combined Company and indirect economic interest of the subsidiaries of the Combined Company and the Rhodium Legacy Stockholders will receive shares of the Combined Company representing approximately 96.8% of the voting power of the Combined Company. Imperium will hold 100% of the SilverSun Class B common stock following the consummation of the Mergers. Because SilverSun’s common stock is listed on Nasdaq, SilverSun is subject to Nasdaq’s rules and regulations.

Pursuant to Nasdaq Listing Rule 5635(a), stockholder approval is required prior to the issuance of securities in connection with the acquisition of another company if such securities are not issued in a public offering and: (i) have, or will have upon issuance, voting power equal to or in excess of 20% of the voting power outstanding before the issuance of such securities (or securities convertible into or exercisable for common stock); or (ii) the number of shares of common stock to be issued is or will be equal to or in excess of 20% of the number of shares of common stock outstanding before the issuance of the stock or securities.

Pursuant to Nasdaq Listing Rule 5635(b), stockholder approval is required prior to the issuance of securities when the issuance or potential issuance will result in a “change of control” of the registrant. Although Nasdaq has not adopted any rule on what constitutes a “change of control” for purposes of Rule 5635(b), Nasdaq has previously indicated that the acquisition of, or right to acquire, by a single investor or affiliated investor group, as little as 20% of the common stock (or securities convertible into or exercisable for common stock) or voting power of an issuer could constitute a change of control.

Pursuant to Nasdaq Listing Rule 5635(d), stockholder approval is required for a transaction other than a public offering involving the sale, issuance or potential issuance by an issuer of common stock (or securities convertible into or exercisable for common stock) at a price that is less than the greater of book or market value of the stock if the number of shares of common stock to be issued is or may be equal to 20% or more of the common stock, or 20% or more of the voting power, outstanding before the issuance.

Stockholder approval of this proposal will constitute stockholder approval for purposes of Nasdaq Listing Rules 5635(a), 5635(b) and 5635(d). If stockholder approval is not obtained, SilverSun will not be able to issue the shares of SilverSun Class A common stock contemplated by the Merger Agreement.

Vote Required

For this proposal to be approved, this proposal requires the affirmative vote of holders of a majority of the shares of SilverSun common stock present in person or represented by proxy at the Special Meeting entitled to vote thereon. Proxies solicited by the SilverSun Board will be voted for approval of this proposal, unless otherwise specified.

The Mergers are conditioned upon the approval of the Share Issuance Proposal, subject to the terms of the Merger Agreement. If the Mergers are not consummated for any reason, the actions contemplated by the Share Issuance Proposal will not be effected. The Board will abandon the Share Issuance Proposal in the event the Mergers are not consummated.

THE SILVERSUN BOARD RECOMMENDS THAT STOCKHOLDERS VOTE “FOR” THIS PROPOSAL 5 AS TO THE APPROVAL OF THE MERGER SHARE ISSUANCE.

SILVERSUN PROPOSAL 6:
DIRECTOR ELECTION PROPOSAL

Overview

The SilverSun Board currently consists of four (4) directors, each of whom shall resign effective as the Second Effective Time.

Each person nominated for election has agreed to serve, if elected, as SilverSun’s directors until the next SilverSun annual meeting and until their respective successors are duly elected or appointed and qualified, subject to his or her earlier resignation or removal or death. SilverSun has no reason to believe that any nominee will be unable to serve.

At the Special Meeting, SilverSun is proposing the appointment of five (5) directors to take office immediately following the Closing and to constitute the members of the Combined Company Board upon consummation of the Mergers. The Combined Company Board will be of a single class, with each director to serve until his or her successor is duly elected and qualified or until his or her earlier death, disqualification, resignation or removal. The nominees for appointment to the Combined Company Board are listed below. The appointment of these directors is contingent upon the closing of the Mergers.

Following consummation of the Mergers, the election of directors to the Combined Company Board will be governed by its governing documents and the laws of the State of Delaware.

Nominees for Directors

Name	Position with the Company
Chase Blackmon	Chief Executive Officer, Director Nominee
Nicholas Cerasuolo	Chief Financial Officer, Director Nominee
James N. Calvin	Director Nominee
Bart Mallon	Director Nominee
Renata K. Szkoda	Director Nominee

The following sets forth certain information about each of the director nominees:

Chase Blackmon.    Mr. Blackmon is Rhodium’s co-founder and has served as its Chief Executive Officer since September 2022 and as its Chief Operating Officer from Rhodium’s inception in 2021 to September 2022 and as Chief Operating Officer of Technologies from 2020 to September 2022, and will serve as a member of the Combined Company Board upon the completion of the Mergers. Mr. Blackmon is a co-manager of Imperium. Prior to founding our company, Mr. Blackmon founded and served as the Chief Technology Officer of Immersion Systems in 2018 with his brother, Cameron, to sell immersion cooling systems as a product to third parties. The company ceased operations in 2020. Additionally, Mr. Blackmon and his family owned and operated Blackmon Mooring and BMS CAT (“BMS”), a disaster recovery and property restoration company founded in 1948. Mr. Blackmon began working at BMS in 2009, most recently serving as Director of National Accounts from 2015 to 2019. We believe that Mr. Blackmon’s extensive experience applying innovative technologies to the bitcoin mining industry, and managing large-scale field projects, provide him with the qualifications and skills to serve as a member of the Combined Company Board and bring relevant strategic and operational guidance to the Combined Company.

Nicholas Cerasuolo.    Mr. Cerasuolo is Rhodium’s co-founder and has served as the Chief Financial Officer since its inception in 2021 and as Chief Financial Officer of Technologies since 2020, and will serve as a member of the Combined Company Board upon the completion of the Mergers. Mr. Cerasuolo is a co-manager of Imperium. Mr. Cerasuolo founded and has operated Blockchain Tax Partners (“BTP”), a tax strategy firm specializing in cryptocurrency transactions since 2019. In 2020, Mr. Cerasuolo co-founded Blackvault, a hedge fund specializing in cryptocurrency investments. Following the consummation of the Mergers, Mr. Cerasuolo does not intend to devote significant time to BTP or Blackvault. Prior to his time at BTP and Blackvault, Mr. Cerasuolo spent over 11 years in public accounting at Deloitte Tax LLP and Pricewaterhouse Coopers LLP. Mr. Cerasuolo specializes in cross-border investment strategies, cryptocurrency, blockchain and mergers and acquisitions. Mr. Cerasuolo is a Certified Public Accountant and a Chartered Global Management Accountant. We believe that Mr. Cerasuolo’s experience provide him with the qualifications and skills to serve as a member of the Combined Company Board.

James N. Calvin.    Mr. Calvin will serve as a member of the Combined Company Board upon the completion of the Mergers. Mr. Calvin retired in 2020 as a Partner at Deloitte Tax LLP after 25 years of leading practices in Boston, New York, Singapore and Hong Kong. Mr. Calvin served a wide range of engagements, including many of Deloitte’s most strategic bitcoin and cryptocurrency clients. He is a CPA with extensive tax and accounting knowledge. Mr. Calvin is a graduate of the Rochester Institute of Technology (B.S.), and Bentley University (M.S.) and was the recipient of Bloomberg’s Federal Tax Contributor of the Year award for his analysis of the tax and accounting treatment of bitcoin chain-splits in 2017. He is also a member of the AICPA’s Virtual Currency Task Force. We believe Mr. Calvin is qualified to serve on the Combined Company Board because of his extensive tax and accounting knowledge and the global experience.

Bart Mallon.    Mr. Mallon will serve as a member of Combined Company Board upon the completion of the Mergers. Mr. Mallon is a co-managing partner and co-founder of Cole-Frieman & Mallon LLP, a boutique law firm focused on the investment management industry. His law practice centers around forming domestic and offshore hedge funds, private equity funds, and other types of pooled investment vehicles. Mr. Mallon also provides advice on management company operational issues, separately managed account structures, and registration/compliance matters. He has held a number of exam licenses including the Series 3, 7, 24, 34, 63 and 65 licenses. He also created and runs the Hedge Fund Law Blog, an industry resource for both traditional and digital asset focused investment managers. Mr. Mallon is a graduate of University of Washington (B.A.) and Emory University School of Law (J.D.). We believe Mr. Mallon’s extensive experience in investment management and strong knowledge of compliance and regulatory matters makes him qualified to serve as a member of the Combined Company Board.

Vote Required for Approval

If the Merger Proposal is not approved, the Director Election Proposal will not be presented at the Special Meeting. The Fourth Amended and Restated Articles of Incorporation, as amended, of SilverSun, does not authorize cumulative voting. Delaware law and the Amended and Restated Bylaws provide that directors are to be elected by a plurality of the votes of the shares present in person or represented by proxy at the Special Meeting and entitled to vote on the election of directors. This means that the five (5) candidates receiving the highest number of affirmative votes at the Special Meeting will be elected as directors. Only shares that are voted in favor of a particular nominee will be counted toward that nominee’s achievement of a plurality. Shares present at the Special Meeting that are not voted for a particular nominee or shares present by proxy where the stockholder properly withheld authority to vote for such nominee will not be counted toward that nominee’s achievement of a plurality.

In connection with the execution of the Merger Agreement, SilverSun’s directors, executive officers and certain SilverSun stockholders entered into the SilverSun Voting Agreement, pursuant to which, subject to certain exceptions, SilverSun’s directors, executive officers and certain SilverSun stockholders who collectively beneficially owned approximately 38.17% of the outstanding SilverSun common stock as of the date of this proxy statement/prospectus, have committed to vote the shares each party thereto beneficially owns, in favor of the adoption of the Merger Agreement and any other matters necessary for the consummation of the transactions contemplated by the Merger Agreement, including the Director Election Proposal. See “The Mergers — Related Agreements — SilverSun Voting Agreement” for more information.

Recommendation of the SilverSun Board

THE SILVERSUN BOARD RECOMMENDS THAT STOCKHOLDERS VOTE “FOR” THIS PROPOSAL 6 AS TO THE NOMINEES FOR DIRECTORS: CHASE BLACKMON, NICHOLAS CERASUOLO, JAMES N. CALVIN, NICHOLAS M. DONOFRIO, AND ____________________________.

SILVERSUN PROPOSAL 7:
ADJOURNMENT PROPOSAL

SilverSun is asking its stockholders to approve adjournment of the Special Meeting, if necessary or appropriate, to solicit additional proxies if there are insufficient votes to adopt the Merger Agreement at the time of the Special Meeting. The adjournment proposal is in addition to, and not in lieu of, the authority of the chair of the meeting to adjourn the meeting without a vote of stockholders in appropriate circumstances.

If SilverSun stockholders approve the adjournment proposal, the Special Meeting and any adjourned session of the Special Meeting could be adjourned and the additional time could be used to solicit additional proxies, including the solicitation of proxies from stockholders that have previously returned properly executed proxies voting against adoption of the Merger Agreement and the related proposals. Among other things, approval of the adjournment proposal could mean that, even if SilverSun received proxies representing a sufficient number of votes against adoption of the Merger Agreement and related proposals such that the proposal to approve the Merger Agreement would be defeated, the Special Meeting could be adjourned without a vote on the adoption of the Merger Agreement and related proposals and SilverSun could seek to convince the holders of those shares to change their votes to votes in favor of adoption of the Merger Agreement and related proposals. Additionally, SilverSun may seek to adjourn the Special Meeting if a quorum is not present at the Special Meeting.

Vote Required

For this proposal to be approved, this proposal requires the affirmative vote of holders of a majority of the shares of SilverSun common stock present in person or represented by proxy at the Special Meeting entitled to vote thereon. A quorum may, but need not, be present. Abstentions and broker non-votes will not count toward the vote total and therefore will not affect the outcome of the Adjournment Proposal.

THE SILVERSUN BOARD RECOMMENDS THAT STOCKHOLDERS VOTE “FOR” PROPOSAL 7 AS TO THE ADJOURNMENT OF THE MEETING.

Other Matters to Come Before the Special Meeting

The business transacted at a Special Meeting is limited to the purposes stated in the notice of the meeting. Accordingly, no other items of business may be properly brought before the Special Meeting. If, however, any other matters properly come before the meeting, the persons named in the proxy will vote the shares represented thereby in accordance with the judgment of management on any such matter.

Important

To ensure the representation of SilverSun’s stockholders and a quorum for the transaction of business at the Special Meeting, including consideration of the adoption of the Merger Agreement, each SilverSun stockholder is urged to please complete, sign, date and return the enclosed proxy card promptly or otherwise vote by using the toll-free number or visiting the website listed on the proxy card if eligible to do so.

DESCRIPTION OF CAPITAL STOCK OF THE COMBINED COMPANY

The following summary of the capital stock of SilverSun is subject in all respects to the applicable provisions of the Delaware General Corporation Law, or DGCL, and the Amended and Restated Certificate of Incorporation of SilverSun to be in effect on the effective date of the Mergers. Immediately prior to the consummation of the Mergers, SilverSun will adopt the Amended and Restated Certificate of Incorporation and immediately after the consummation of the Mergers ,the newly constituted SilverSun board, will adopt the Amended and Restated Bylaws. The following discussion is a summary of the Amended and Restated Certificate of Incorporation and the Amended and Restated Bylaws of SilverSun that will be in effect following the consummation of the Mergers and is qualified by reference to the forms thereof as of the effective time of the Merger attached as Annex C and Annex F, respectively, to this proxy statement/prospectus.

General

Upon consummation of the Mergers, the total number of authorized shares of capital stock of the Combined Company will consist of [•] shares of SilverSun Class A common stock, par value of $0.001 per share, [•] shares of SilverSun Class B common stock, par value of $0.001 per share, and 1,000,000 shares of SilverSun preferred stock, par value of $0.001 per share.

Class A Common Stock

Holders of shares of SilverSun Class A common stock are entitled to one vote for each share held of record on all matters on which stockholders are entitled to vote generally, including the election or removal of directors elected by its stockholders generally. The holders of SilverSun Class A common stock do not have cumulative voting rights in the election of directors.

Holders of shares of SilverSun Class A common stock are entitled to receive dividends when, as and if declared by the SilverSun Board out of funds legally available therefor, subject to any statutory or contractual restrictions on the payment of dividends and to any restrictions on the payment of dividends imposed by the terms of any outstanding preferred stock.

Upon its liquidation, dissolution or winding up and after payment in full of all amounts required to be paid to creditors and to the holders of preferred stock having liquidation preferences, if any, the holders of shares of SilverSun Class A common stock will be entitled to receive pro rata the remaining assets available for distribution.

All shares of SilverSun Class A common stock that will be outstanding at the time of the completion of the Mergers will be fully paid and non-assessable. The SilverSun Class A common stock will not be subject to further calls or assessments by us. Holders of shares of SilverSun Class A common stock do not have preemptive, subscription, redemption or conversion rights. There will be no redemption or sinking fund provisions applicable to the SilverSun Class A common stock. The rights powers, preferences and privileges of SilverSun Class A common stock will be subject to those of the holders of any shares of SilverSun preferred stock or any other series or class of stock SilverSun may authorize and issue in the future.

Class B Common Stock

Each share of SilverSun Class B common stock will entitle its holder to one vote on all matters to be voted on by stockholders generally. If at any time the ratio at which Technologies Units are exchangeable for shares of SilverSun Class A common stock changes from one-for-one as described under “The Merger Agreement — Technologies LLC Agreement,” for example, as a result of a conversion rate adjustment for stock splits, stock dividends or reclassifications, the number of votes to which SilverSun Class B common stockholders are entitled will be adjusted accordingly. The holders of SilverSun Class B common stock do not have cumulative voting rights in the election of directors.

Holders of shares of SilverSun Class B common stock will vote together with holders of SilverSun Class A common stock as a single class on all matters on which stockholders are entitled to vote generally, except as otherwise required by law.

Holders of SilverSun Class B common stock do not have any right to receive dividends or to receive a distribution upon a liquidation, dissolution or winding up of SilverSun.

Any holder of SilverSun Class B common stock that does not also hold Technologies Units is required to surrender any such shares of SilverSun Class B common stock (including fractions thereof) to SilverSun.

Additionally, the holders of SilverSun Class B common stock have the sole power to vote on an Up-C Reorganization or any necessary amendment to the SilverSun certificate of incorporation in order to effect an Up-C Reorganization. For purposes of this right of the holders of Class B common stock, an Up-C Reorganization means any transaction or series of transactions intended to result in SilverSun and its subsidiaries no longer being structured as an umbrella partnership C corporation so long as (i) such transaction or series of transactions does not have a material adverse effect on the rights or preferences of the SilverSun Class A Common Stock (in the sole determination of the independent members of the SilverSun Board) and (ii) such transaction or series of transactions shall not be treated as resulting in a “Change of Control” under the Tax Receivable Agreement.

Preferred Stock

No shares of preferred stock will be issued or outstanding immediately after the Mergers contemplated by this prospectus. The Amended and Restated Certificate of Incorporation authorizes the SilverSun Board to establish one or more series of preferred stock (including convertible preferred stock). Unless required by law or any stock exchange, the authorized shares of preferred stock will be available for issuance without further action by the holders of SilverSun Class A or Class B common stock. The SilverSun Board is able to determine, with respect to any series of preferred stock, the powers (including voting powers), preferences and relative, participating, optional or other special rights, and the qualifications, limitations or restrictions thereof, including, without limitation:

•        the designation of the series;

•        the number of shares of the series, which the SilverSun Board may, except where otherwise provided in the preferred stock designation, increase (but not above the total number of authorized shares of the class) or decrease (but not below the number of shares then outstanding);

•        whether dividends, if any, will be cumulative or non-cumulative and the dividend rate of the series;

•        the dates at which dividends, if any, will be payable;

•        the redemption or repurchase rights and price or prices, if any, for shares of the series;

•        the terms and amounts of any sinking fund provided for the purchase or redemption of shares of the series;

•        the amounts payable on shares of the series in the event of any voluntary or involuntary liquidation, dissolution or winding-up of its affairs;

•        whether the shares of the series will be convertible into shares of any other class or series, or any other security, of SilverSun or any other entity, and, if so, the specification of the other class or series or other security, the conversion price or prices or rate or rates, any rate adjustments, the date or dates as of which the shares will be convertible and all other terms and conditions upon which the conversion may be made;

•        restrictions on the issuance of shares of the same series or of any other class or series; and

•        the voting rights, if any, of the holders of the series.

Dividends

The DGCL permits a corporation to declare and pay dividends out of “surplus” or, if there is no “surplus,” out of its net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year. “Surplus” is defined as the excess of the net assets of the corporation over the amount determined to be the capital of the corporation by its board of directors. The capital of the corporation is typically calculated to be (and cannot be less than) the aggregate par value of all issued shares of capital stock. Net assets equals the fair value of the total assets minus total liabilities. The DGCL also provides that dividends may not be paid out of net profits if, after the payment of the dividend, remaining capital would be less than the capital represented by the outstanding stock of all classes having a preference upon the distribution of assets. Declaration and payment of any dividend will be subject to the discretion of the SilverSun Board.

SilverSun has no current plans to pay dividends on its Class A common stock except as described under the Separation and Distribution Proposal. Any decision to declare and pay dividends in the future will be made at the sole discretion of the SilverSun Board and will depend on, among other things, its results of operations, cash requirements, financial condition, contractual restrictions and other factors that the SilverSun Board may deem relevant. Because SilverSun is a holding company and has no direct operations, it will only be able to pay dividends from funds it receives from its subsidiaries.

Annual Stockholder Meetings

The SilverSun Amended and Restated Bylaws provide that annual stockholder meetings will be held at a date, time and place, if any, as exclusively selected by its board of directors. To the extent permitted under applicable law, SilverSun may conduct meetings by remote communications, including by webcast.

Anti-Takeover Effects of the Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws and Certain Provisions of Delaware Law

The Amended and Restated Certificate of Incorporation, SilverSun Amended and Restated Bylaws and the DGCL contain provisions, which are summarized in the following paragraphs that are intended to enhance the likelihood of continuity and stability in the composition of the SilverSun Board. These provisions are intended to avoid costly takeover battles, reduce SilverSun’s vulnerability to a hostile or abusive change of control and enhance the ability of the SilverSun Board to maximize stockholder value in connection with any unsolicited offer to acquire us. However, these provisions may have an anti-takeover effect and may delay, deter or prevent a merger or acquisition of SilverSun by means of a tender offer, a proxy contest or other takeover attempt that a stockholder might consider in its best interest, including those attempts that might result in a premium over the prevailing market price for the shares of common stock held by stockholders.

Authorized but Unissued Capital Stock

Delaware law does not require stockholder approval for any issuance of shares that are authorized and available for issuance. However, the listing requirements of Nasdaq, which would apply so long as SilverSun Class A common stock remains listed on Nasdaq, require stockholder approval of certain issuances equal to or exceeding 20% of the then outstanding voting power of SilverSun’s capital stock or then outstanding number of shares of SilverSun Class A common stock. These additional shares may be used for a variety of corporate purposes, including future public offerings, to raise additional capital or to facilitate acquisitions.

The SilverSun Board may generally issue shares of one or more series of preferred stock on terms calculated to discourage, delay or prevent a change of control of SilverSun or the removal of its management. Moreover, SilverSun’s authorized but unissued shares of preferred stock will be available for future issuances in one or more series without stockholder approval and could be utilized for a variety of corporate purposes, including future offerings to raise additional capital, to facilitate acquisitions and employee benefit plans.

One of the effects of the existence of authorized and unissued and unreserved SilverSun Class A common stock or preferred stock may be to enable the SilverSun Board to issue shares to persons friendly to current management, which issuance could render more difficult or discourage an attempt to obtain control of SilverSun by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of its management and possibly deprive its stockholders of opportunities to sell their shares of SilverSun Class A common stock at prices higher than prevailing market prices.

Delaware Law

SilverSun will not be subject to the provisions of Section 203 of the DGCL regulating corporate takeovers. In general, those provisions prohibit a Delaware corporation, including those whose securities are listed for trading on Nasdaq, from engaging in any business combination with any interested stockholder for a period of three years following the date that the stockholder became an interested stockholder, unless:

•        the transaction is approved by the board of directors before the date the interested stockholder attained that status;

•        upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced; or

•        on or after such time the business combination is approved by the board of directors and authorized at a meeting of stockholders by at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

Removal of Directors; Vacancies and Newly Created Directorships

The Amended and Restated Certificate of Incorporation provides that directors may be removed with or without cause upon the affirmative vote of a majority in voting power of all outstanding shares of stock entitled to vote generally in the election of directors, voting together as a single class; provided, however, at any time when Imperium and its affiliates beneficially own in the aggregate, less than 30% of the voting power of all outstanding shares of SilverSun stock entitled to vote generally in the election of directors, directors may only be removed for cause, and only upon the affirmative vote of holders of at least 66 ⅔% of the voting power of all the then outstanding shares of stock entitled to vote generally in the election of directors, voting together as a single class. In addition, the Amended and Restated Certificate of Incorporation also provides that, subject to the rights granted to one or more series of preferred stock then outstanding or the rights granted under the stockholders’ agreement with Imperium, any vacancies on the SilverSun Board, and any newly created directorships, will be filled only by the affirmative vote of a majority of the directors then in office, even if less than a quorum, by a sole remaining director or by the stockholders; provided, however, at any time when Imperium and its affiliates beneficially own, in the aggregate, less than 30% of voting power of the stock of SilverSun entitled to vote generally in the election of directors, any newly created directorship on the board of directors that results from an increase in the number of directors and any vacancy occurring in the board of directors may only be filled by a majority of the directors then in office, although less than a quorum, or by a sole remaining director (and not by the stockholders).

No Cumulative Voting

Under Delaware law, the right to vote cumulatively does not exist unless the certificate of incorporation specifically authorizes cumulative voting. The Amended and Restated Certificate of Incorporation does not authorize cumulative voting. Therefore, stockholders holding a majority in voting power of the shares of SilverSun stock entitled to vote generally in the election of directors will be able to elect all directors.

Special Stockholder Meetings

The Amended and Restated Certificate of Incorporation provides that special meetings of SilverSun stockholders may be called at any time only by or at the direction of the SilverSun Board or the chairman of the SilverSun Board, provided, however, at any time when Imperium and its affiliates beneficially own in the aggregate, more than 30% of the voting power of all outstanding shares of SilverSun stock entitled to vote generally in the election of directors, special meetings of SilverSun stockholders may be called at any time by or at the direction of the SilverSun Board or the Chairman of the SilverSun Board at the request of Imperium. The SilverSun Amended and Restated Bylaws prohibit the conduct of any business at a special meeting other than as specified in the notice for such meeting. These provisions may have the effect of deterring, delaying or discouraging hostile takeovers, or changes in control or management of SilverSun.

Director Nominations and Stockholder Proposals

The SilverSun Amended and Restated Bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the board of directors or a committee of the board of directors. In order for any matter to be “properly brought” before a meeting, a stockholder will have to comply with advance notice requirements and provide SilverSun with certain information. Generally, to be timely, a stockholder’s notice must be received at SilverSun’s principal executive offices not less than 90 days nor more than 120 days prior to the first anniversary date of the immediately preceding annual meeting of stockholders. The SilverSun Amended and Restated Bylaws also specify requirements as to the form and content of a stockholder’s notice. These provisions will not apply to Imperium and its affiliates so long as the stockholders’ agreement remains in effect. The SilverSun Amended and Restated Bylaws allow the chairman of the meeting at a meeting of the stockholders to adopt rules and regulations for the conduct of meetings which may have the effect of precluding the conduct of certain business at a meeting if the rules and regulations are not followed. These provisions may also defer, delay or discourage a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to influence or obtain control of SilverSun.

Stockholder Action by Written Consent

Pursuant to Section 228 of the DGCL, any action required to be taken at any annual or special meeting of the stockholders may be taken without a meeting, without prior notice and without a vote if a consent or consents in writing, setting forth the action so taken, is or are signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares of SilverSun stock entitled to vote thereon were present and voted, unless the Amended and Restated Certificate of Incorporation provides otherwise. The Amended and Restated Certificate of Incorporation will preclude stockholder action by written consent, subject to the rights of any preferred stock, at any time when Imperium and its affiliates own, in the aggregate, less than 30% in voting power of SilverSun stock entitled to vote generally in the election of directors.

Supermajority Provisions

The Amended and Restated Certificate of Incorporation and SilverSun Amended and Restated Bylaws provide that the board of directors is expressly authorized to make, alter, amend, change, add to, rescind or repeal, in whole or in part, SilverSun Amended and Restated Bylaws without a stockholder vote in any matter not inconsistent with the laws of the State of Delaware or the Amended and Restated Certificate of Incorporation. At any time when Imperium and its affiliates beneficially own in the aggregate, less than 30% of the voting power of all outstanding shares of SilverSun stock entitled to vote generally in the election of directors (the “Imperium Holding Condition”), certain amendments, alterations, rescissions or repeals of SilverSun Amended and Restated Bylaws or the Amended and Restated Certificate of Incorporation by SilverSun stockholders requires the affirmative vote of the holders of at least 66 2/3% in voting power of all the then outstanding shares of stock entitled to vote thereon, voting together as a single class.

The DGCL provides generally that the affirmative vote of a majority of the outstanding shares entitled to vote thereon, voting together as a single class, is required to amend a corporation’s certificate of incorporation, unless the certificate of incorporation requires a greater percentage.

Subject to the Imperium Holding Condition, the following provisions in the Amended and Restated Certificate of Incorporation may be amended, altered, repealed or rescinded only by the affirmative vote of the holders of at least 66 2/3% in voting power all the then outstanding shares of SilverSun stock entitled to vote thereon, voting together as a single class:

•        the provision requiring a 66 2/3% supermajority vote for stockholders to amend the Amended and Restated Bylaws;

•        the provisions regarding resignation and removal of directors;

•        the provisions regarding competition and corporate opportunities;

•        the provisions regarding entering into business combinations with interested stockholders;

•        the provisions regarding stockholder action by written consent;

•        the provisions regarding calling special meetings of stockholders;

•        the provisions regarding filling vacancies on the SilverSun Board and newly created directorships;

•        the provisions eliminating monetary damages for breaches of fiduciary duty by a director; and

•        the amendment provision requiring that the above provisions be amended only with a 66 2/3% supermajority vote.

The combination of the lack of cumulative voting and the supermajority voting requirements will make it more difficult for existing stockholders to replace the SilverSun Board as well as for another party to obtain control of SilverSun by replacing its board of directors. Because the SilverSun Board has the power to retain and discharge its officers, these provisions could also make it more difficult for existing stockholders or another party to effect a change in management.

These provisions may have the effect of deterring hostile takeovers or delaying or preventing changes in control of SilverSun or its management, such as a merger, reorganization or tender offer. These provisions are intended to enhance the likelihood of continued stability in the composition of the SilverSun Board and its policies and to discourage certain types of transactions that may involve an actual or threatened acquisition of SilverSun. These provisions are designed to reduce SilverSun’s vulnerability to an unsolicited acquisition proposal. The provisions are also intended to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for SilverSun shares and, as a consequence, they also may inhibit fluctuations in the market price of SilverSun shares that could result from actual or rumored takeover attempts. Such provisions may also have the effect of preventing changes in management.

Dissenters’ Rights of Appraisal and Payment

Under the DGCL, with certain exceptions, including the circumstances where the shares of SilverSun common stock are, at the effective date of a merger or consolidation, either listed on a national securities exchange or held of record by more than 2,000 holders, SilverSun stockholders will have appraisal rights in connection with a merger or consolidation of SilverSun. Pursuant to the DGCL, stockholders who properly request and perfect appraisal rights in connection with such merger or consolidation will have the right to receive payment of the fair value of their shares as determined by the Delaware Court of Chancery.

Stockholders’ Derivative Actions

Under the DGCL, any SilverSun stockholders may bring an action in SilverSun’s name to procure a judgment in SilverSun’s favor, also known as a derivative action, provided that the stockholder bringing the action is a holder of SilverSun shares at the time of the transaction to which the action relates or such stockholder’s stock thereafter devolved by operation of law.

Exclusive Forum

The Amended and Restated Certificate of Incorporation provides that unless we consent to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall, to the fullest extent permitted by law, be the sole and exclusive forum for any (i) derivative action or proceeding brought on behalf of SilverSun, (ii) action asserting a claim of breach of a fiduciary duty owed by any director, officer or employee of SilverSun to SilverSun or SilverSun stockholders, (iii) action asserting a claim against SilverSun or any director or officer of SilverSun arising pursuant to any provision of the DGCL or the Amended and Restated Certificate of Incorporation or SilverSun Amended and Restated Bylaws, or (iv) action asserting a claim against SilverSun governed by the internal affairs doctrine. Any person or entity purchasing or otherwise acquiring any interest in shares of capital stock of SilverSun shall be deemed to have notice of and consented to the forum provisions in the Amended and Restated Certificate of Incorporation. This provision does not apply to any actions arising under the Securities Act or the Exchange Act. Any person or entity purchasing or otherwise acquiring any interest in shares of SilverSun capital stock shall be deemed to have notice of and consented to the forum provisions in the Amended and Restated Certificate of Incorporation. However, the enforceability of similar forum provisions in other companies’ certificates of incorporation has been challenged in legal proceedings, and it is possible that a court could find these types of provisions to be unenforceable.

Conflicts of Interest

Delaware law permits corporations to adopt provisions renouncing any interest or expectancy in certain opportunities that are presented to the corporation or its officers, directors or stockholders. The Amended and Restated Certificate of Incorporation, to the maximum extent permitted from time to time by Delaware law, renounces any interest or expectancy that we have in, or right to be offered an opportunity to participate in, specified business opportunities that are from time to time presented to SilverSun officers, directors or stockholders or their respective affiliates, other than those officers, directors, stockholders or affiliates who are SilverSun’s or SilverSun subsidiaries’ employees. The Amended and Restated Certificate of Incorporation provides that, to the fullest extent permitted by law, none of Imperium or any of its respective affiliates or any director who is not employed by SilverSun (including any non-employee director who serves as one of SilverSun’s officers in both his director and officer capacities) or his or her affiliates will have any duty to refrain from (i) engaging in a corporate opportunity in the same or similar lines of business in which SilverSun or its affiliates now engage or propose to engage or (ii) otherwise competing with SilverSun or its affiliates. In addition, to the fullest extent permitted by law, in the event that Imperium or any non-employee director acquires knowledge of a potential transaction or other business opportunity which may be a corporate opportunity for itself or himself or its or his affiliates or for SilverSun or its affiliates, such person will have no duty to communicate or offer such transaction or business opportunity to SilverSun or any of its affiliates and they may take any such opportunity for themselves or offer it to another person or entity. The Amended and Restated Certificate of Incorporation does not renounce SilverSun’s interest in any business opportunity that is expressly offered to a non-employee director solely in his or her capacity as a director or officer of SilverSun. To the fullest extent permitted by law, no business opportunity will be deemed to be a potential corporate opportunity for SilverSun unless we would be permitted to undertake the opportunity under the Amended and Restated Certificate of Incorporation, SilverSun has sufficient financial resources to undertake the opportunity and the opportunity would be in line with its business.

Limitations on Liability and Indemnification of Officers and Directors

The DGCL authorizes corporations to limit or eliminate the personal liability of directors and officers to corporations and their stockholders for monetary damages for breaches of directors’ and officers’ fiduciary duties, subject to certain exceptions. The Amended and Restated Certificate of Incorporation includes a provision that eliminates the personal liability of directors and officers for monetary damages to the corporation or its stockholders for any breach of fiduciary duty as a director or an officer, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL. The effect of these provisions is to eliminate the rights of SilverSun and its stockholders, through stockholders’ derivative suits on SilverSun’s behalf, to recover monetary damages from a director or an officer for breach of fiduciary duty as a director or an officer, including breaches resulting from grossly negligent behavior. However, exculpation does not apply to any breaches of a director’s or officer’s duty of loyalty, any acts or omissions not in good faith or that involve intentional misconduct or knowing violation of law, any authorization of dividends or stock redemptions or repurchases paid or made in violation of the DGCL, or for any transaction from which the director derived an improper personal benefit.

The SilverSun Amended and Restated Bylaws generally provide that we must defend, indemnify and advance expenses to SilverSun directors and officers to the fullest extent authorized by the DGCL. SilverSun is also expressly authorized to carry directors’ and officers’ liability insurance providing indemnification for its directors, officers and certain employees for some liabilities. SilverSun believes that these indemnification and advancement provisions and insurance are useful to attract and retain qualified directors and executive officers.

The limitation of liability, indemnification and advancement provisions in the Amended and Restated Certificate of Incorporation and SilverSun Amended and Restated Bylaws may discourage stockholders from bringing a lawsuit against directors or officers for breach of their fiduciary duties. These provisions also may have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit SilverSun and its stockholders.

Indemnification Agreements

SilverSun intends to enter into an indemnification agreement with each of its directors and executive officers as described in “Certain Relationships and Related Person Transactions — Indemnification Agreements.” Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors or executive officers, SilverSun has been informed that in the opinion of the SEC such indemnification is against public policy and is therefore unenforceable.

Transfer Agent and Registrar

Upon consummation of the Mergers, the transfer agent and registrar for SilverSun Class A common stock will be [            ]. The transfer agent’s address is [            ].

Listing

Following the Mergers, SilverSun Class A common stock is expected to be listed on Nasdaq under the symbol “RHDM.”

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT OF RHODIUM

The following tables set forth information regarding the beneficial ownership of shares of Rhodium Class A common stock and Rhodium Class B common stock prior to the consummation of the Mergers and of shares of SilverSun common stock immediately following the consummation of the Mergers by:

•        each person or “group” (as such term is used in Section 13(d)(3) of the Exchange Act) known by Rhodium or SilverSun, as applicable, to be the beneficial owner of more than 5% of shares of Rhodium Class A common stock, Rhodium Class B common stock, or SilverSun Class A common stock and SilverSun Class B common stock, as applicable;

•        each of Rhodium’s current executive officers and directors; and

•        each person who is expected to become an executive officer or director of SilverSun following the consummation of the Mergers and all executive officers and directors of SilverSun as a group following consummation of the Mergers.

Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to securities. Except as indicated by the footnotes below, Rhodium believes, based on the information furnished to it, that the persons and entities named in the table below have, or will have immediately following the consummation of the Mergers, sole voting and investment power with respect to all shares of SilverSun common stock that they beneficially own, subject to applicable community property laws. Any shares of SilverSun common stock subject to options or warrants exercisable within 60 days following the consummation of the Mergers is deemed to be outstanding and beneficially owned by the persons holding those options or warrants for the purpose of computing the number of shares beneficially owned and the percentage ownership of that person. They are not, however, deemed to be outstanding and beneficially owned for the purpose of computing the percentage ownership of any other person.

Rhodium Class A common stock and Rhodium Class B common stock prior to the consummation of the Mergers (pre-Merger) is based on (i) 114,271,764 issued and outstanding shares of Rhodium Class A common stock and (ii) 100 issued and outstanding shares of Rhodium Class B common stock as of December 31, 2022. The beneficial ownership of shares of SilverSun common stock following the consummation of the Mergers (post-Merger) is based on 77,935,982 shares of SilverSun Class A common stock and 79,707,196 shares of SilverSun Class B common stock expected to be outstanding and assumes the issuance of 72,679,805 shares of SilverSun Class A common stock and 79,707,196 shares of SilverSun Class B common stock to holders of Rhodium securities as the merger consideration (after accounting for certain de minimis rounding adjustments that may occur in the allotment of such shares). Unless otherwise listed, the address for each of the persons listed in the tables below is c/o Rhodium Enterprises, Inc., 4146 W US Hwy 79, Rockdale, TX 76567.

The following table sets forth information regarding the beneficial ownership of shares of Rhodium Class A common stock and Class B common stock prior to consummation of the Mergers.

	Pre-Merger Rhodium Class A common stock		Pre-Merger Rhodium Class B common stock
Name and Address of Beneficial Owner	Number of Shares(3)	Percentage of Outstanding Shares(3)	Number of Shares(3)	Percentage of Outstanding Shares(3)
Directors and Executive Officers of Rhodium:
Chase Blackmon(1)	—	—	100	100%
Nicholas Cerasuolo(1)	108,880	*	100	100%
Cameron Blackmon(1)	—	—	100	100%
James N. Calvin	100,000	*	—	—
Bart Mallon	100,000	*	—	—
All directors and current executive officers	308,880	—	100	100%
Significant Stockholders of Rhodium common stock:
DLT Data Center 1 LLC(1)	8,451,513	7.38%	—	—
Private Investor Club Feeder Fund 2020-G LLC	6,030,522	5.27%	—	—
Ethos Investments XIV, LLC	6,011,958	5.25%	—	—
Imperium Investment Holdings LLC(2)	—	—	100	100%

____________

*        Less than one percent.

(1)      David Johnston and James Halt have sole voting interest and dispositive power in DLT Data Center 1 LLC.

(2)      Imperium directly owns 100 shares of Rhodium Class B common stock. Each of Chase Blackmon, Nicholas Cerasuolo and Cameron Blackmon control 25% of the voting interests in Imperium and may be deemed to beneficially own the shares of Class B common stock held by Imperium. Each of the Rhodium executive officers disclaims beneficial ownership of such shares in excess of their respective pecuniary interest therein.

(3)      Based on 114,471,764 shares of Rhodium Class A common stock outstanding and 100 shares of Rhodium Class B common stock outstanding as of December 31, 2022. Shares of Rhodium common stock subject to options or warrants currently exercisable or exercisable within 60 days, are deemed outstanding for purposes of computing the percentage of the person holding such options or warrants, but are not deemed outstanding for purposes of computing the percentage of any other person.

The following table sets forth information regarding the beneficial ownership of shares of SilverSun Class A common stock and Class B following consummation of the Mergers. The information set forth below does not take into account the Reverse Stock Split.

	Post-Merger SilverSun Class A common stock		Post-Merger SilverSun Class B common stock		Post-Merger SilverSun common stock
Name and Address of Beneficial Owner	Number of Shares(1)	Percentage of Outstanding Shares(2)	Number of Shares(1)	Percentage of Outstanding Shares(1)	Number of Shares(1)	Percentage of Outstanding Shares(1)
Directors and Executive Officers of Rhodium:
Chase Blackmon(1)	—	—	79,707,196	100%	79,707,196	50.56%
Nicholas Cerasuolo(1)(3)	131,092	*	79,707,196	100%	79,838,288	50.64%
Cameron Blackmon(1)	—	—	79,707,196	100%	79,707,196	50.56%
James N. Calvin	44,941	*	—	—	44,941	*
Bart Mallon	44,941	*	—	—	44,941	*
All directors and current executive officers	220,974	*	79,707,196	100%	79,928,170	50.70%
Significant Stockholders of Rhodium common stock:
Imperium Investment Holdings LLC(1)	—	—	79,707,196	100%	79,707,196	50.56%
Celsius Core LLC	12,223,668	15.68%	—	—	12,223,668	7.75%

____________

*        Less than one percent.

(1)      Upon consummation of the Mergers, Imperium will directly own 79,707,196 shares of SilverSun Class B common stock. Each of Chase Blackmon, Nicholas Cerasuolo and Cameron Blackmon control 25% of the voting interests in Imperium and may be deemed to beneficially own the shares of Class B common stock held by Imperium. Each of the Rhodium executive officers disclaims beneficial ownership of such shares in excess of their respective pecuniary interest therein.

(2)      Based on 157,643,178 shares of SilverSun common stock outstanding (including both Class A and Class B) as of            , 2023.

(3)      Shares of Class A common stock held by Morrison Park Capital LLC, an entity partially owned by Mr. Cerasuolo. Mr. Cerasuolo may be deemed to beneficially own the shares of SilverSun Class A common stock owned by such entity. Mr. Cerasuolo disclaims beneficial ownership of such shares in excess of his pecuniary interest therein.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
EXECUTIVE OFFICERS AND DIRECTORS OF SILVERSUN

The following table sets forth, as of December 30, 2022, the number of shares of SilverSun common stock beneficially owned by each person who is known by SilverSun to be the beneficial owner of more than 5% of the SilverSun common stock issued and outstanding, by each of SilverSun named executive officers, by each director and by all current executive officers and directors as a group. All persons have sole voting and dispositive power over such shares unless otherwise indicated.

Name and Address of Beneficial Owner(1)	Pre-Merger SilverSun common stock
	Number of Shares(2)		Percentage of Outstanding Shares(3)
Directors and Executive Officers:
Mark Meller	2,006,534	(4)	38.17%
Joseph Macaluso	15,815	(5)	*
Kenneth Edwards	20,000	(6)	*
Stanley Wunderlich	20,500	(7)	*
John Schachtel	24,264	(8)	*
All directors and current executive officers (5 persons)	2,087,113		39.14%

____________

*        Less than one percent.

(1)      The address for each of the persons listed above is 120 Eagle Rock Avenue, East Hanover, NJ 07936.

(2)      Does not reflect shares potentially issuable pursuant to acceleration outstanding equity compensation arrangements under the 2019 Plan in connection with consummation of the Mergers in accordance with the terms of the Merger Agreement.

(3)      Based on 5,256,177 shares of SilverSun common stock outstanding as of December 30, 2022. Shares of SilverSun common stock subject to options or warrants currently exercisable or exercisable within 60 days of December 30, 2022 are deemed outstanding for purposes of computing the percentage of the person holding such options or warrants, but are not deemed outstanding for purposes of computing the percentage of any other person.

(4)      Includes 800,000 shares owned by Mr. Meller’s wife and 800,000 shares owned by Mark M. Meller Family Trust. Mr. Meller disclaims beneficial ownership in the shares owned by his wife.

(5)      Includes 15,815 shares subject to currently exercisable stock options owned by Mr. Macaluso.

(6)      Includes 20,000 shares subject to currently exercisable stock options owned by Mr. Edwards.

(7)      Includes 20,000 shares subject to currently exercisable stock options owned by Mr. Wunderlich.

(8)      Includes 20,000 shares subject to currently exercisable stock options owned by Mr. Schachtel.

LEGAL MATTERS

The validity of the SilverSun common stock offered by this proxy statement/prospectus has been passed upon for SilverSun by Lucosky Brookman LLP.

EXPERTS

The financial statements of Rhodium’s predecessor, Technologies and Rhodium JV LLC on a combined basis, together with its consolidated subsidiaries, as of December 31, 2020 and for the period from April 1, 2020 (inception) to December 31, 2020, and the financial statements of Rhodium as of December 31, 2021 and for the year ended December 31, 2021, included in this proxy statement/prospectus, have been audited by Armanino LLP, an independent registered public accounting firm, as stated in their report appearing herein. Such financial statements are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The audited financial statements of SilverSun Technologies, Inc. as of December 31, 2021 and 2020 and for the years then ended included in this proxy statement/prospectus have been so included in reliance on the report of Friedman LLP, an independent registered public accounting firm appearing elsewhere in this proxy statement/prospectus, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION; INCORPORATION BY REFERENCE

SilverSun files reports, proxy statements and other information with the SEC as required by the Exchange Act. You can read SilverSun’s SEC filings, including this proxy statement/prospectus, over the Internet at the SEC’s website at http://www.sec.gov or SilverSun’s website at http://ir.silversuntech.com. SilverSun’s website and the information contained on, or that can be accessed through, the website is not deemed to be incorporated by reference in, and is not considered part of, this proxy statement/prospectus. If you would like additional copies of this proxy statement/prospectus or if you have questions about the Mergers or the proposals to be presented at the Special Meeting, you should contact SilverSun by telephone or in writing:

SilverSun Technologies, Inc.
120 Eagle Rock Avenue
East Hanover, NJ 07936
www.silversuntech.com
(973) 396-1720

Incorporation by Reference

The SEC’s rules allow us to “incorporate by reference” information into this proxy statement/prospectus, which means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this proxy statement/prospectus, and subsequent information that we file with the SEC will automatically update and supersede that information. Any statement contained in a previously filed document incorporated by reference will be deemed to be modified or superseded for purposes of this proxy statement/prospectus to the extent that a statement contained in this proxy statement/prospectus modifies or replaces that statement.

We incorporate by reference our documents listed below and any future filings made by us with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, which we refer to as the “Exchange Act” in this proxy statement/prospectus, between the date of this proxy statement/prospectus and the termination of the offering of the securities described in this proxy statement/prospectus. We are not, however, incorporating by reference any documents or portions thereof, whether specifically listed below or filed in the future, that are not deemed “filed” with the SEC, including any information furnished pursuant to Items 2.02 or 7.01 of Form 8-K or related exhibits furnished pursuant to Item 9.01 of Form 8-K.

This prospectus and any accompanying prospectus supplement incorporate by reference the documents set forth below that have previously been filed with the SEC:

•        Our Annual Report on Form 10-K for the year ended December 31, 2021, filed with the SEC on March 29, 2022.

•        Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2022, filed with the SEC on May 12, 2022.

•        Our Quarterly Report on Form 10-Q for the quarter ended June 30, 2022, filed with the SEC on August 12, 2022.

•        Our Quarterly Report on Form 10-Q for the quarter ended September 30, 2022, filed with the SEC on November 14, 2022.

•        Our Current Reports on Form 8-K filed with the SEC on January 5, 2022, September 12, 2022 and October 3, 2022.

All reports and other documents we subsequently file pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the termination of this offering, including all such documents we may file with the SEC after the date of the initial registration statement and prior to the effectiveness of the registration statement, but excluding any information furnished to, rather than filed with, the SEC, will also be incorporated by reference into this proxy statement/prospectus and deemed to be part of this proxy statement/prospectus from the date of the filing of such reports and documents.

You may request a free copy of any of the documents incorporated by reference in this proxy statement/prospectus (other than exhibits, unless they are specifically incorporated by reference in the documents) by writing or telephoning us at the following address:

SilverSun Technologies, Inc.

120 Eagle Rock Ave

East Hanover, NJ 07936

(973) 396-1720

Exhibits to the filings will not be sent, however, unless those exhibits have specifically been incorporated by reference in this proxy statement/and any accompanying prospectus supplement.

If you are a SilverSun stockholder and would like to request documents, please do so by           , 2023, in order to receive them before the Special Meeting. If you request any documents from us, we will mail them to you by first class mail, or another equally prompt means.

All information contained in this proxy statement/prospectus relating to SilverSun has been supplied by SilverSun and all such information relating to Rhodium has been supplied by Rhodium. Information provided by either SilverSun or Rhodium does not constitute any representation, estimate or projection of any other party.

This document is a proxy statement/prospectus of SilverSun for the SilverSun Special Meeting. We have not authorized anyone to give any information or make any representation about the Mergers, the Distribution, SilverSun or Rhodium that is different from, or in addition to, that contained in this proxy statement/prospectus. Therefore, if anyone does give you information of this sort, you should not rely on it. The information contained in this proxy statement/prospectus speaks only as of the date of this proxy statement/prospectus unless the information specifically indicates that another date applies.

Rhodium does not currently file reports with the SEC.

THIS PROXY STATEMENT/PROSPECTUS DOES NOT CONSTITUTE THE SOLICITATION OF A PROXY IN ANY JURISDICTION TO OR FROM ANY PERSON TO WHOM OR FROM WHOM IT IS UNLAWFUL TO MAKE SUCH PROXY SOLICITATION IN THAT JURISDICTION. YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED OR INCORPORATED BY REFERENCE INTO THIS PROXY STATEMENT/PROSPECTUS TO VOTE YOUR SILVERSUN SHARES AT THE SPECIAL MEETING. SILVERSUN HAS NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT FROM WHAT IS CONTAINED IN THIS PROXY STATEMENT/PROSPECTUS. THIS PROXY STATEMENT/PROSPECTUS IS DATED JANUARY [•], 2023. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN THIS PROXY STATEMENT/PROSPECTUS IS ACCURATE AS OF ANY DATE OTHER THAN THAT DATE, AND THE MAILING OF THIS PROXY STATEMENT/PROSPECTUS TO STOCKHOLDERS DOES NOT CREATE ANY IMPLICATION TO THE CONTRARY.

Rhodium Enterprises Inc.
Condensed Consolidated Balance Sheets
(in thousands, except for par value and share amounts)

	As of September 30, 2022	As of December 31, 2021
	(unaudited)
Assets

Current assets
Cash	$32,026	$37,770
Restricted cash	1,949	—
Digital assets	1,526	46,062
Accounts receivable	2,567	16
Deposits on equipment	—	70,280
Electrical deposits, current	4,000	—
Prepaid expenses and other current assets	7,272	7,024
Total current assets	49,340	161,152

Other assets
Property and equipment, net	161,707	129,854
Right-of-use assets, net	45,599	—
Deferred tax assets	14,070	62
Electrical deposits, non-current	6,120	6,120
Other long-term assets	7,750	7,500
Total other assets	235,146	143,536
Total assets	$284,586	$304,688

Liabilities and stockholders’ equity

Current liabilities
Accounts payable	$8,486	$5,963
Accrued expenses	5,769	2,460
Lease liability, current	4,393	—
Notes payable, current	17,892	30,019
Income tax payable	—	15,486
Other current liabilities	2,912	3,674
Total current liabilities	39,452	57,602

Long-term liabilities
Notes payable to certain equity holders, noncurrent, net of discount of $10,372 and $0, respectively	63,128	54,600
Notes payable, noncurrent	3,344	—
Lease liability, noncurrent	42,435	—
SAFE Agreements	87,377	89,773
Other long-term liabilities	6,866	7,297
Total long-term liabilities	203,150	151,670

Total liabilities	242,602	209,272

Rhodium Enterprises Inc.
Condensed Consolidated Balance Sheets — (Continued)
(in thousands, except for par value and share amounts)

	As of September 30, 2022	As of December 31, 2021
	(unaudited)
Commitments and contingencies (Note 12)

Stockholders’ equity
Class A shares ($0.0001 par value, 400,000,000 shares authorized and 114,271,764 issued and outstanding as of September 30, 2022, 400,000,000 shares authorized and 110,593,401 issued and outstanding as of December 31, 2021)	$11	$11
Class B shares ($0.0001 par value, 100 shares authorized, issued and outstanding as of September 30, 2022, none authorized, issued or outstanding as of December 31, 2021)	—	—
Additional paid-in capital	10,394	91
Retained earnings	64,292	79,423
Non-controlling interest	(32,713)	15,891
Total stockholders’ equity	41,984	95,416
Total liabilities and stockholders’ equity	$284,586	$304,688

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Rhodium Enterprises Inc.
Condensed Consolidated Statements of Operations (unaudited)
(in thousands, except for share and per share amounts)

	For the three months ended September 30, 2022	For the three months ended September 30, 2021	For the nine months ended September 30, 2022	For the nine months ended September 30, 2021
Revenue
Revenue, net – digital asset mining	$17,458	$33,916	$85,731	$82,097

Costs and expenses
Cost of revenue, excluding colocation expense, depreciation and amortization	7,376	2,756	17,316	6,751
Cost of revenue – colocation expense	464	957	4,181	2,512
Selling, general and administrative	11,967	4,168	27,096	8,119
Depreciation and amortization	8,537	4,099	22,989	10,383
Realized gain on sale of digital assets	(853)	(28,454)	(5,532)	(37,505)
Impairment of equipment	75,595	—	75,595	—
Impairment of digital assets	942	16,320	15,741	30,717
Total costs and expenses, net	104,028	(154)	157,386	20,977

Operating (loss) profit	(86,570)	34,070	(71,655)	61,120

Other income (expense)
Interest expense	(727)	(1,060)	(2,578)	(1,620)
SAFE valuation gain (loss)	1,106	7,122	2,396	(2,618)
Other income (expense), net	(3,606)	354	(3,739)	2,603
Total other income (expense), net	(3,227)	6,416	(3,921)	(1,635)
(Loss) income before benefit from (provision for) income taxes	(89,797)	40,486	(75,576)	59,485
Benefit from (provision for) income taxes	16,456	(9,249)	12,908	(13,337)
Net income (loss)	(73,341)	31,237	(62,668)	46,148
Net income (loss) attributable to non-controlling interest	(53,099)	20,703	(47,537)	33,335
Net income (loss) attributable to Rhodium Enterprises Inc.	$(20,242)	$10,534	$(15,131)	$12,813
Net income (loss) available to Class A common stock per share:
Basic(1)	$(0.18)	0.10	$(0.14)	0.10
Diluted(1)	$(0.18)	0.10	$(0.14)	0.10
Weighted average shares of Class A common stock outstanding:
Basic	112,131,203	110,593,401	111,111,635	110,593,401
Diluted	112,131,203	110,593,401	111,111,635	110,593,401

____________

(1)      Basic and diluted earnings per share of Class A common stock is presented only for the period after the Company’s Corporate Reorganization. See Note 1 for a description of the Corporate Reorganization. See Note 15 for the calculation of earnings per share.

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Rhodium Enterprises Inc.
Condensed Consolidated Statements of Changes in Equity (unaudited)
(in thousands, except for shares)

	Class A Shares		Class B Shares		Additional Paid-in Capital	Retained Earnings	Non- Controlling Interest	Total Equity
	Shares	Amount	Shares	Amount
Balance – January 1, 2021	—	$—	—	$—	$—	$(287)	$4,567	$4,280
Contributions from non-controlling interest holders	—	—	—	—	—	—	38,792	37,292
Dividend payments to non-controlling interest holders	—	—	—	—	—	(483)	(588)	(1,071)
Net income	—	—	—	—	—	7,070	6,904	13,974
Balance – March 31, 2021	—	—	—	—	—	6,300	49,675	55,975
Contributions from non-controlling interest holders	—	—	—	—	—	—	954	954
Dividend payments to non-controlling interest holders	—	—	—	—	—	(1,111)	(3,145)	(4,256)
Net income (loss)	—	—	—	—	—	(4,790)	5,728	938
Formation of Rhodium Enterprise and Rollup of non-controlling interest to Class A shares	110,593,401	11	100	—	—	52,802	(52,813)	—
Balance – June 30, 2021	110,593,401	11	100	$—	$—	$53,201	$399	$53,611
Dividend payments to non-controlling interest holders	—	—	—	—	—	—	(1,862)	(1,862)
Net income	—	—	—	—	—	10,534	20,703	31,237
Balance – September 30, 2021	110,593,401	$11	100	$—	$—	$63,735	$19,240	$82,896

Rhodium Enterprises Inc.
Condensed Consolidated Statements of Changes in Equity (unaudited) — (Continued)
(in thousands, except for shares)

	Class A Shares		Class B Shares		Additional Paid-in Capital	Retained Earnings	Non- Controlling Interest	Total Equity
	Shares	Amount	Shares	Amount
Balance – January 1, 2022	110,593,401	$11	100	$—	$91	$79,423	$15,891	$95,416
Net income	—	—	—	—	—	1,471	6,040	7,511
Balance – March 31, 2022	110,593,401	11	100	—	91	80,894	21,931	102,927
Distribution of warrants	—	—	—	—	(41)	—	—	(41)
Dividend payments to non-controlling interest holders	—	—	—	—	—	—	(1,067)	(1,067)
Net income (loss)	—	—	—	—	—	3,640	(478)	3,162
Balance – June 30, 2022	110,593,401	$11	100	$—	$50	$84,534	$20,386	$104,981
Distribution of warrants	—	—	—	—	(49)	—	—	(49)
Issuance of warrants in connection with debt	—	—	—	—	10,372	—	—	10,372
Issuance of common stock to advisors	200,000	—	—	—	21	—	—	21
Exchange of Rhodium Holdings units into Class A shares	3,478,363	—	—	—	—	—	—	—
Net loss	—	—	—	—	—	(20,242)	(53,099)	(73,341)
Balance – September 30, 2022	114,271,764	$11	100	$—	$10,394	$64,292	$(32,713)	$41,984

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Rhodium Enterprises Inc.
Condensed Consolidated Statements of Cash Flows (unaudited)
(in thousands)

	For the nine months ended September 30, 2022	For the nine months ended September 30, 2021
Cash flows from operating activities
Net income	$(62,668)	$46,148
Adjustments to reconcile net income to net cash used in operating activities:
Depreciation and amortization	22,989	10,383
Lease amortization	420
Impairment of digital assets	15,741	30,716
Impairment of equipment	75,595	—
Realized gain on sale of digital assets	(5,532)	(37,505)
Realized gain on sale of investments	—	(322)
Unrealized gain on investments	—	136
Bitcoin – mining	(85,731)	(82,097)
Non-cash common stock issuance to advisors	21	—
Non-cash valuation (gain) loss on SAFE Agreements	(2,396)	2,618
Non-cash interest expense on notes payable	(81)	856
Non-cash lease expense	809	—
Non-cash change in deferred tax assets and liabilities	(14,438)	268
Changes in assets and liabilities:
Proceeds from sale of digital assets	122,063	237,969
Purchase of digital assets	(2,002)	(157,369)
Accounts receivable	(2,551)	(16)
Prepaid expenses and other current assets	(1,913)	(4,818)
Electrical deposits	(4,000)	(6,120)
Accounts payable	2,523	1,355
Accrued expenses	3,309	1,014
Income tax receivable/payable	(17,470)	13,071
Other current liabilities	(679)	360
Net cash provided by operating activities	47,835	56,647

Cash flows from investing activities
Proceeds from sale of investments	—	1,322
Purchase of investments	(250)	—
Deposits on equipment	—	(43,110)
Security deposits	—	(7,498)
Purchases of property and equipment	(60,156)	(73,927)
Net cash used in investing activities	(60,406)	(123,213)

Rhodium Enterprises Inc.
Condensed Consolidated Statements of Cash Flows (unaudited) — (Continued)
(in thousands)

	For the nine months ended September 30, 2022	For the nine months ended September 30, 2021
Cash flows from financing activities
Proceeds from equity financing	$—	$39,746
Proceeds from the issuance of notes payable to certain equity holders	18,900	54,600
Proceeds from the issuance of notes payable to third party lenders	26,472	—
Proceeds from the issuance of SAFE Agreements	—	84,375
Proceeds from issuance of notes payable to related parties	—	31,600
Payment of notes payable to related parties	(30,000)	(1,600)
Payments of notes payable	(5,349)	(37,743)
Payment of warrants	(90)	—
Dividend payments to equity holders	(1,067)	(7,189)
Lease liability principal payments	—	(2,483)
Net cash provided by financing activities	8,776	161,306

Net increase (decrease) in total cash and cash equivalents, and restricted cash	(3,795)	94,740
Total cash and cash equivalents, and restricted cash at beginning of period	37,770	9,059
Total cash and cash equivalents, and restricted cash at end of period	$33,975	$103,799

Reconciliation of cash and cash equivalents and restricted cash
Cash and cash equivalents at beginning of period	$37,770	$9,059
Restricted cash at beginning of period	—	—
Cash and cash equivalents and restricted cash at beginning of period	$37,770	$9,059

Cash and cash equivalents at end of period	$32,026	$103,799
Restricted cash at end of period	1,949	—
Cash and cash equivalents and restricted cash at end of period	$33,975	$103,799

Supplemental disclosure of cash flow information:
Cash paid for interest	$4,548	$764
Cash paid for income taxes	$—	$—
Supplemental disclosure of non-cash flow information:
Reclassification of deposits to property and equipment	$70,280	$—
Right-of-use assets obtained in exchange for new finance lease liabilities	$46,019	$—
Issuance of warrants in connection with debt issuance	$10,372	$—

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Rhodium Enterprises Inc.
Notes to Condensed Consolidated Financial Statements (unaudited)
(in thousands, except for miner amounts, share and per share amounts)

Note 1. Organization

Nature of operations:    Rhodium Enterprises Inc. (“Rhodium Enterprises” or the “Company”) was formed on April 22, 2021 as a Delaware corporation to become a holding corporation for Rhodium Technologies LLC (formerly named Rhodium Enterprises LLC) (“Rhodium Holdings”) and its subsidiaries upon completion of a corporate reorganization that closed on June 30, 2021. The Company has no material assets other than its ownership of units in Rhodium Holdings (the “Rhodium Units”). The Company, together with its subsidiaries, operates a digital asset mining operation, which utilizes specialized computers (also known as “miners”) using application-specific integrated circuit (“ASIC”) chips to solve complex cryptographic algorithms in order to support the Bitcoin blockchain (in a process known as “solving a block”), in exchange for digital asset (Bitcoin) rewards.

Rhodium Enterprises is the sole managing member of Rhodium Holdings, controls, and is responsible for all operational, management and administrative decisions related to Rhodium Holdings’ business and consolidates the financial results of Rhodium Holdings and its subsidiaries.

The operating subsidiaries of the Company include: Rhodium Ready Ventures LLC (“Rhodium Ready Ventures”), formed as a Delaware limited liability company on August 10, 2022, Rhodium Industries LLC (“Rhodium Industries”), formed as a Delaware limited liability company on May 17, 2021, Rhodium Renewables LLC (“Rhodium Renewables”), formed as a Delaware limited liability company on March 17, 2021, Rhodium Shared Services LLC (“Rhodium Shared Services”), formed as a Delaware limited liability company on December 23, 2020, Air HPC LLC (“Air HPC”), formed as a Delaware limited liability company on October 23, 2020, and Air HPC’s subsidiary, Jordan HPC LLC (“Jordan HPC”), formed as a Delaware limited liability company on October 23, 2020, and the consolidated accounts of Rhodium JV LLC (“Rhodium JV”), formed as a Delaware limited liability company on April 8, 2020, include its owned subsidiaries Rhodium 2.0 LLC (“Rhodium 2.0”), formed as a Delaware limited liability company on December 17, 2020, Rhodium 30MW LLC (“Rhodium 30MW”), formed as a Delaware limited liability company on April 1, 2020, Rhodium 10MW LLC (“Rhodium 10MW”), formed as a Delaware limited liability company on March 12, 2021, and Rhodium Encore LLC (“Rhodium Encore”), formed as a Delaware limited liability company on January 8, 2021.

Effective June 30, 2021, the Company completed the execution of its corporate reorganization whereby (1) all non-controlling interest unit holders of Rhodium 30MW LLC, Jordan HPC LLC, Rhodium Encore LLC, Rhodium 2.0 LLC, and Rhodium 10MW LLC; and (2) all non-controlling interest unit holders of Rhodium Holdings (collectively, the “Rollup Participants”) entered into a transaction whereby in-kind contributions of the Rollup Participants’ ownership in the respective entities (the “Non-Controlling Membership Interests”) were made to Rhodium Enterprises in exchange for 110,593,401 shares of Class A common stock, par value $0.0001 per share, of Rhodium Enterprises (the “Class A Common Stock”). Rhodium Enterprises then transferred the Non-Controlling Membership Interests to Rhodium Holdings in exchange for Rhodium Units as a value-for-value in-kind contribution.

Immediately prior to the corporate reorganization, Imperium Investments Holdings LLC (“Imperium”), a limited liability company, directly held 92% of the equity interests in Rhodium Holdings, which held 100% of the equity interests in its subsidiaries, Rhodium Industries, Rhodium Shared Services, Rhodium JV and Air HPC. Rhodium JV held interests in its subsidiaries, Rhodium 30MW, Rhodium Encore, Rhodium 10MW and Rhodium 2.0 (70%, 50%, 50% and 65%, respectively). Air HPC held 50% of the equity of its subsidiary, Jordan HPC.

As a result of the corporate reorganization, (a) Imperium retained 180,835,811 Rhodium Units, or approximately 62% of the economic interest in Rhodium Holdings, (b) Rhodium Enterprises acquired 110,593,401 Rhodium Units, or approximately 38% of the economic interest in Rhodium Holdings, (c) Rhodium Enterprises became the sole managing member of Rhodium Holdings, and is responsible for all operational, management and administrative decisions relating to Rhodium Holdings’ business and will consolidate financial results of Rhodium Holdings and its subsidiaries, (d) Rhodium Enterprises became a holding company whose only material asset consists of membership interests in Rhodium Holdings, (e) Rhodium Enterprises issued 100 shares of its Class B

Rhodium Enterprises Inc.
Notes to Condensed Consolidated Financial Statements (unaudited)
(in thousands, except for miner amounts, share and per share amounts)

Note 1. Organization (cont.)

common stock, par value $0.0001 per share, to Imperium, which has 100% of the outstanding voting power of Rhodium Enterprises, (f) Rhodium Enterprises issued 110,593,401 shares of Class A Common Stock to the Rollup Participants, which has no voting power of Rhodium Enterprises, and (g) Rhodium Holdings directly or indirectly owns all of the outstanding equity interests in the subsidiaries through which the Company operates its assets. As of September 30, 2022, Imperium owned 177,357,448 Rhodium Units and Rhodium Enterprises owned 114,271,764 Rhodium Units.

Note 2. Liquidity and Financial Condition

The Company commenced primary mining operations in late 2020, and has incurred significant capital expenditures in the construction of the Company’s mining facility. As of September 30, 2022, the Company had approximate balances of cash and cash equivalents of $32,026, working capital of $9,888, total stockholders’ equity of $41,984 and retained earnings of $64,292. The Company believes its current cash on hand is sufficient to meet its operating and capital requirements for at least the next twelve months from the date these unaudited condensed consolidated financial statements are issued.

Note 3. Basis of Presentation, Summary of Significant Accounting Policies and Recent Accounting Pronouncements

Basis of Presentation

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) for interim financial information. In the opinion of management, the accompanying unaudited condensed interim consolidated financial statements reflect all adjustments, consisting of normal recurring and non-recurring adjustments, considered necessary for a fair presentation of such interim results.

The results for the unaudited condensed interim consolidated statements of operations are not necessarily indicative of results to be expected for the year ending December 31, 2022, or for any future interim period. The unaudited condensed interim consolidated financial statements do not include all of the information and notes required by U.S. GAAP for complete financial statements. The accompanying unaudited condensed interim consolidated financial statements should be read in conjunction with the consolidated financial statements for the year ended December 31, 2021 and notes thereto.

Principles of consolidation

The condensed consolidated financial statements include the accounts of Rhodium Enterprises Inc. and its respective subsidiaries. Inter-company accounts, balances, and transactions have been eliminated.

Use of estimates

The preparation of condensed consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the condensed consolidated balance sheets and the reported amounts of revenue and expenses during the reporting period. Actual results could differ significantly from those estimates. The most significant accounting estimates inherent in the preparation of the Company’s condensed consolidated financial statements include estimates associated with revenue recognition, asset valuations, the useful lives and recoverability of long-lived assets, impairment analysis of digital assets, and the valuation allowance associated with the Company’s deferred tax assets.

Rhodium Enterprises Inc.
Notes to Condensed Consolidated Financial Statements (unaudited)
(in thousands, except for miner amounts, share and per share amounts)

Note 3. Basis of Presentation, Summary of Significant Accounting Policies and Recent Accounting Pronouncements (cont.)

Cash and cash equivalents

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. From time to time, the Company’s cash account balances exceed federally insured limits. The Company has never suffered a loss due to such excess balances and believes the risk associated with concentrations of cash balances to be minimal.

Restricted cash

As of September 30, 2022, restricted cash of $1,949 represents cash collateral for a note payable. The Company held no restricted cash as of December 31, 2021.

Fair value of financial instruments

The Company accounts for financial instruments under Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 820, Fair Value Measurements. ASC 820 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three levels as follows:

Level 1 —	quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access on the measurement date;
Level 2 —

observable inputs other than Level 1, quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, and model-derived prices whose inputs are observable or whose significant value drivers are observable; and

Level 3 —	assets and liabilities whose significant value drivers are unobservable.

Observable inputs are based on market data obtained from independent sources, while unobservable inputs are based on the Company’s market assumptions. Unobservable inputs require significant management judgment or estimation. In some cases, the inputs used to measure an asset or liability may fall into different levels of the fair value hierarchy. In those instances, the fair value measurement is required to be classified using the lowest level of input that is significant to the fair value measurement. Such determination requires significant management judgment. The carrying amounts of the Company’s financial assets and liabilities, such as cash and cash equivalents and accounts payable, approximate fair value due to the short-term nature of these instruments.

Digital Assets

Digital assets, including bitcoin, are included in current assets in the accompanying condensed consolidated balance sheets. Digital assets purchased are recorded at cost and digital assets awarded to the Company through its mining activities are accounted for in connection with the Company’s revenue recognition policy disclosed below. Bitcoin awarded to Rhodium through mining activities are initially recorded at fair value, which is determined using the quoted price of the related crypto asset at the time of receipt.

Digital assets held are accounted for as intangible assets with indefinite useful lives. An intangible asset with an indefinite useful life is not amortized but assessed for impairment annually, or more frequently, when events or changes in circumstances occur indicating that it is more likely than not that the indefinite-lived asset is impaired. Given the significant intraday volatility that has occurred historically, Rhodium management tests digital assets, including Bitcoin for impairment on a daily basis. Impairment exists when the carrying amount exceeds its fair value, which is measured using the quoted price of the digital asset at the time its fair value is being measured. In testing for impairment, the Company has the option to first perform a qualitative assessment to determine whether it is more likely than not that an impairment exists. If it is determined that it is not more likely than not that an impairment exists, a quantitative impairment test is not necessary. If the Company concludes otherwise,

Rhodium Enterprises Inc.
Notes to Condensed Consolidated Financial Statements (unaudited)
(in thousands, except for miner amounts, share and per share amounts)

Note 3. Basis of Presentation, Summary of Significant Accounting Policies and Recent Accounting Pronouncements (cont.)

it is required to perform a quantitative impairment test. To the extent an impairment loss is recognized, the loss establishes the new cost basis of the asset. Subsequent reversal of impairment losses is not permitted. During the three and nine months ended September 30, 2022, the company recognized impairments of digital assets of $942 and $15,741, respectively. During the three and nine months ended September 30, 2021, the company recognized impairments of digital assets of $16,320 and $30,717, respectively.

Purchases of digital assets by the Company are included within operating activities in the accompanying condensed consolidated statements of cash flows. There are no cash flows from digital assets awarded to the Company through its mining activities included within operating activities in the accompanying condensed consolidated statements of cash flows since the revenue recognized from earning bitcoin is a non-cash activity. Proceeds from the sale of digital assets are included within operating activities in the accompanying condensed consolidated statements of cash flows and any realized gains or losses from such sales are included in realized gain (loss) on digital assets in the condensed consolidated statements of operations. The Company accounts for its gains or losses on sale of digital assets in accordance with the first-in, first-out (“FIFO”) method of accounting. The Company sells bitcoin on a FIFO basis.

Accounts Receivable

The Company’s accounts receivable balance consists of amounts due from its hosting and engineering partners and amount due from investors. The Company records accounts receivable at the invoiced amount less an allowance for any potentially uncollectable accounts under the current expected credit loss (“CECL”) impairment model in accordance with ASU 2016-13, Financial Instruments — Credit Losses (Topic 326), Measurement of Credit Losses on Financial Assets, and presents the net amount of the financial instrument expected to be collected. The CECL impairment model requires an estimate of expected credit losses, measured over the contractual life of an instrument that considers forecasts of future economic conditions in addition to information about past events and current conditions. Based on this model, the Company considers many factors, including the age of the balance, collection history, and current economic trends. Bad debts are written off after all collection efforts have ceased. As of December 31, 2021 and September 30, 2022, there was no amount recorded for allowance for doubtful accounts.

Allowances for credit losses are recorded as a direct reduction from an asset’s amortized cost basis. Credit losses and recoveries are recorded in selling, general and administrative expenses in the condensed consolidated statements of operations. Recoveries of financial assets previously written off are recorded when received. For the three and nine months ended September 30, 2022, and 2021, the Company did not record any credit losses or recoveries.

Property and equipment, net

Property and equipment, net is stated at cost and depreciated using the straight-line method over the estimated useful lives of the assets. Estimated useful lives for leasehold improvements are amortized over the lesser of the estimated useful life of the asset or the term of the lease. Expenditures for repairs and maintenance are charged to expense in the period incurred. Gains and losses realized on the disposal or retirement of property and equipment are recognized as other income or expense in the accompanying condensed consolidated statements of operations. Impairments of property and equipment are recognized as impairment of equipment in the accompanying condensed consolidated statements of operations.

Impairment of long-lived assets

Management reviews long-lived assets, including property and equipment, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to undiscounted future cash flows expected to be generated by the asset. Impairment exists when the carrying amount exceeds its fair value. To the extent an impairment loss is recognized, the loss establishes the new cost basis of the asset. During the three and nine months

Rhodium Enterprises Inc.
Notes to Condensed Consolidated Financial Statements (unaudited)
(in thousands, except for miner amounts, share and per share amounts)

Note 3. Basis of Presentation, Summary of Significant Accounting Policies and Recent Accounting Pronouncements (cont.)

ended September 30, 2022, the Company recorded $75,595 of impairment of long-lived assets, respectively. During the three and nine months ended September 30, 2021, no impairment of long-lived assets was recognized. Refer to Note 6 below for further information on the impairment.

Revenue recognition

The Company’s sole revenue source is Bitcoin rewards plus network transaction fees (less any mining pool transaction fees, if any) from the Bitcoin network. The Company only mines the Bitcoin blockchain. The Bitcoin network is completely decentralized. Miners validate transactions, converting electricity into computational power (or “hash rate”) which is then applied to complex mathematical problems in order to “solve” the transaction and validate it to the Bitcoin network. The “reward” (or revenue) generated from processing these transactions is newly minted Bitcoin. This Bitcoin can then be converted to U.S. dollars via over-the-counter exchanges, private sales, or regulated U.S. exchanges. The Company has historically converted Bitcoin to U.S. dollars utilizing only over-the-counter brokers, and currently has no plans of changing that practice. Under The Company’s current agreements with its over-the-counter brokers, the Company’s counterparty is the broker.

The Company recognizes revenue in accordance with ASC 606, Revenue from Contracts with Customers. The core principle of the revenue standard is that a company should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. The following five steps are applied to achieve that core principle:

•        Step 1: Identify the contract with the customer

•        Step 2: Identify the performance obligations in the contract

•        Step 3: Determine the transaction price

•        Step 4: Allocate the transaction price to the performance obligations in the contract

•        Step 5: Recognize revenue when, or as, the Company satisfies a performance obligation

In order to identify the performance obligations in a contract with a customer, a company must assess the promised goods or services in the contract and identify each promised good or service that is distinct. A performance obligation meets the definition of a “distinct” good or service (or bundle of goods or services) if both of the following criteria are met: the customer can benefit from the good or service either on its own or together with other resources that are readily available to the customer (i.e., the good or service is capable of being distinct), and the entity’s promise to transfer the good or service to the customer is separately identifiable from other promises in the contract (i.e., the promise to transfer the good or service is distinct within the context of the contract). If a good or service is not distinct, the good or service is combined with other promised goods or services until a bundle of goods or services is identified that is distinct.

The transaction price is the amount of consideration to which an entity expects to be entitled in exchange for transferring promised goods or services to a customer. The consideration promised in a contract with a customer may include fixed amounts, variable amounts, or both. When determining the transaction price, an entity must consider the effects of all of the following:

•        Variable consideration

•        Constraining estimates of variable consideration

•        The existence of a significant financing component in the contract

Rhodium Enterprises Inc.
Notes to Condensed Consolidated Financial Statements (unaudited)
(in thousands, except for miner amounts, share and per share amounts)

Note 3. Basis of Presentation, Summary of Significant Accounting Policies and Recent Accounting Pronouncements (cont.)

•        Noncash consideration

•        Consideration payable to a customer

Variable consideration is included in the transaction price only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved. The transaction price is allocated to each performance obligation on a relative standalone selling price basis. The transaction price allocated to each performance obligation is recognized when that performance obligation is satisfied, at a point in time or over time as appropriate.

The Company has entered into Bitcoin mining pools by executing contracts, as amended from time to time, with the mining pool operators to provide computing power to the mining pool. The contracts are terminable at any time by either party without compensation penalty, and the Company’s enforceable right to compensation only begins when the Company provides computing power to the mining pool operator. The Company has the right under the contract with the pool operator to decide at what point in time and for what duration to provide computing power at any point in the day. In exchange for providing computing power, the Company is entitled to a fractional share of the Bitcoin award the mining pool operator receives, less digital asset transaction fees to the mining pool operator for successfully adding a block to the blockchain. No mining pool fees were incurred for the three and nine months ended September 30, 2022 and September 30, 2021, per the agreements. If in the future we enter into an agreement with a pool operator that requires a transaction fee, we will record the revenue net of transaction fees. The Company’s fractional share is based on the proportion of computing power the Company contributed to the mining pool operator to the total computing power contributed by all mining pool participants in solving the current algorithm.

Providing computing power in Bitcoin transaction verification services is an output of the Company’s ordinary activities. The provision of providing such computing power is the only performance obligation in the Company’s contracts with mining pool operators. The transaction consideration the Company receives, if any, is noncash consideration, which the Company measures at fair value on the date received, which is not materially different than the fair value at contract inception or the time the Company has earned the award from the pools and no instances of material differences have occurred. The consideration is all variable. Because it is not probable that a significant reversal of cumulative revenue will not occur, the consideration is constrained until the mining pool operator successfully places a block (by being the first to solve an algorithm) and the Company receives confirmation of the consideration it will receive, at which time revenue is recognized. There is no significant financing component in these transactions.

Cost of revenue

The Company’s cost of revenue consists primarily of electric power costs related to the mining operations of earning bitcoin including other utilities, labor, insurance whether incurred directly from self-mining operations or reimbursed, any payments due under colocation agreements, but excluding depreciation and amortization, which are separately stated in the accompanying condensed consolidated statements of operations. See Note 12 for further information related to the colocation expense.

Income taxes

The Company accounts for income taxes under the asset and liability method in which deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income

Rhodium Enterprises Inc.
Notes to Condensed Consolidated Financial Statements (unaudited)
(in thousands, except for miner amounts, share and per share amounts)

Note 3. Basis of Presentation, Summary of Significant Accounting Policies and Recent Accounting Pronouncements (cont.)

in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in operations in the period that includes the enactment date. A valuation allowance is required to the extent any deferred tax assets may not be realizable.

ASC 740, Income Taxes, also clarifies the accounting for uncertainty in income taxes recognized in a company’s financial statements and prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim period, disclosure and transition.

The Company’s policy is to recognize both interest and penalties related to unrecognized tax benefits as a component of income tax expense. As of September 30, 2022 and December 31, 2021, there were no interest or penalties associated with unrecognized tax benefits.

Segment reporting

Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker, or decision — making group, in deciding how to allocate resources and in assessing performance. Our chief operating decision — making group is composed of the chief executive officer. The Company currently operates in one segment surrounding its digital asset mining operation.

Non-controlling interests

The Company is the sole managing member of Rhodium Holdings and holds no less than a 51% majority of the voting interests in Rhodium Holdings. As a result, the Company consolidates the financial results of Rhodium Holdings, and reports a non-controlling interest representing the common units of Rhodium Holdings held by the continuing equity owners. Changes in the Company’s ownership interest in Rhodium Holdings while the Company retains its controlling interest in Rhodium Holdings will be accounted for as equity transactions. As such, any changes in the ownership of common units of Rhodium Holdings by the continuing equity owners will reduce or increase the amount recorded as non-controlling interest.

As of September 30, 2022, the Company owned the following units in Rhodium Holdings, representing a 39.2% economic ownership interest in Rhodium Holdings:

Rhodium Enterprises Inc.	114,271,764
Non-controlling Interests	177,357,448
Total	291,629,212

Concentrations

Electric costs from two suppliers of the Company represent 75% of the Company’s condensed consolidated cost of revenue for both the three and nine months ended September 30, 2022. Electric costs from one supplier of the Company represent 64% and 69% of the Company’s condensed consolidated cost of revenue for the three and nine months ended September 30, 2021, respectively. These amounts are recorded in Cost of revenue, excluding colocation expense, depreciation and amortization in the accompanying condensed consolidated statements of operations.

Rhodium Enterprises Inc.
Notes to Condensed Consolidated Financial Statements (unaudited)
(in thousands, except for miner amounts, share and per share amounts)

Note 3. Basis of Presentation, Summary of Significant Accounting Policies and Recent Accounting Pronouncements (cont.)

Revenue from three customers represents 100% of the Company’s condensed consolidated revenue for the three and nine months ended September 30, 2022, 0.01% and 0.01% of which came from customer B, 99.92% and 99.98% of which came from customer C, and 0.07% and 0.01% of which came from customer D, respectively. Revenue from two customers represent 100% of the Company’s condensed consolidated revenue for the three and nine months ended September 30, 2021, 42% and 76% of which came from customer A, and 58% and 24% of which came from customer B, respectively.

Recently Issued and Adopted Accounting Pronouncements

The Company continually assesses any new accounting pronouncements to determine their applicability. When it is determined that a new accounting pronouncement affects the Company’s financial reporting, the Company undertakes a study to determine the consequences of the change to its condensed consolidated financial statements and assures that there are proper controls in place to ascertain that the Company’s condensed consolidated financial statements properly reflect the change. During the three months ended September 30, 2022, the Company did not adopt any new accounting pronouncements that had a material effect on its condensed consolidated financial statements.

Note 4. Digital Assets

For the three and nine months ended September 30, 2022, the Company mined approximately 825 and 2,653 Bitcoin, respectively, resulting in $17,458 and $85,731 of mining revenue recognized, respectively. As of September 30, 2022, the Company holds approximately 80 Bitcoin, 1 Ether, and 977 USDC.

For the three and nine months ended September 30, 2021, the Company mined approximately 817 and 1,847 Bitcoin, respectively, resulting in $33,916 and $82,097 of mining revenue recognized, respectively. As of December 31, 2021, the Company held approximately 998 Bitcoin, 1 Ether, and 977 USDC.

For the three and nine months ended September 30, 2022, the Company recognized impairment of digital assets of $942 and $15,741, respectively, and for the three and September months ended September 30, 2021 the Company recognized impairment of digital assets of $16,320 and $30,717, respectively, recorded within impairment of digital assets in the accompanying condensed consolidated statements of operations.

Note 5. Investments

During the year ended December 31, 2021, the Company held an investment in an open-end fund which was recorded within Prepaids and other current assets in the accompanying condensed consolidated balance sheets and sold prior to September 31, 2021. The Company held no such investment as of September 30, 2022 and December 31, 2021, respectively. The investment was measured at fair value using estimated net asset value reported by the issuer as a practical expedient for fair value. The investment was redeemed or liquidated during the nine months ended September 30, 2021.

For the three and nine months ended September 30, 2021, the Company had net realized gains from the sale of investments of $0 and $186, respectively, recorded within other income, net in the accompanying condensed consolidated statements of operations. For the three and nine months ended September 30, 2022, the Company had no realized gains or losses from the sale of investments.

Rhodium Enterprises Inc.
Notes to Condensed Consolidated Financial Statements (unaudited)
(in thousands, except for miner amounts, share and per share amounts)

Note 5. Investments (cont.)

Investment activity for the period from December 31, 2020, to September 30, 2021, consisted of the following:

Period from December 31, 2020 to September 30, 2021
Investments held at December 31, 2020	$1,136
Purchases during the period	—
Sales during the period	(1,322)
Gain recognized on sales during the period	186
Unrealized gain as of September 30, 2021	—
Investment balance as of September 30, 2021	$—

Note 6. Property and Equipment, Net

Property and equipment, net consisted of the following:

	Estimated Life (Years)	September 30, 2022	December 31, 2021
Miners	3	$60,651	$71,857
Cooling and infrastructure equipment	10	64,449	45,813
Buildings	39	2,216	1,057
Other equipment	5 – 8	9,210	3,265
Construction in progress		64,170	23,863
Total cost of property and equipment		200,696	145,855
Less accumulated depreciation		(38,989)	(16,001)
Property and equipment, net		$161,707	$129,854

During the three months ended September 30, 2022, the Company concluded that there were impairment indicators on property and equipment associated with the miners. As a result, a quantitative impairment analysis was required as of September 30, 2022. As such, the Company reassessed its estimates and forecasts as of September 30, 2022, to determine the fair values of the property and equipment. Significant inputs include market-based fair values, growth rates and cash flow projections. As a result of the analysis, as of September 30, 2022, the Company concluded the carrying amount of the miners exceeded their fair value, which resulted in impairment charges of $75,595 for the three and nine months ended September 30, 2022. There were no impairment charges for the three and nine months ended September 30, 2021. Depreciation expense for the three and nine months ended September 30, 2022 was $8,536 and $22,987, respectively. Depreciation expense for the three and nine months ended September 30, 2021 was $3,357 and $8,233, respectively.

As of September 30, 2022 and December 31, 2021, the Company had prepaid deposits on equipment purchases totaling $0 and $70,280, respectively, which are recorded within Deposits on equipment, current and Deposits on equipment, non-current in the accompanying condensed consolidated balance sheets.

Construction in progress consists of various projects to build out the cryptocurrency miner power infrastructure and is not depreciable until the asset is considered in service and successfully powers and runs the attached cryptocurrency miner. Completion of these projects will have various rollouts of power transformed containers, along with the powering supplies, and are designed to calibrate power from the plant to the container that houses multiple cryptocurrency miners. The balance of $64,170 as of September 30, 2022 represents open contracts with vendors that have future completion dates scheduled for the remainder of 2022.

Rhodium Enterprises Inc.
Notes to Condensed Consolidated Financial Statements (unaudited)
(in thousands, except for miner amounts, share and per share amounts)

Note 7. Income Taxes

The Company’s effective income tax rate was 18.3% and 17.1% for the three and nine months ended September 30, 2022, respectively. The benefit from income taxes was $16,456 and $12,908 for the three and nine months ended September 30, 2022, respectively. The Company’s effective income tax rate was 22.8% and 22.4% for the three and nine months ended September 30, 2021, respectively. The provision for income taxes was $9,249 and $13,337 for the three and nine months ended September 30, 2021, respectively.

The provision for income taxes for the three and nine months ended September 30, 2022 and 2021 differed from the federal statutory rate primarily due to permanent differences, state taxes, research and development tax credits, and dividend income. The Company records its provision for income taxes on an interim basis using an estimated annual effective tax rate. This rate is applied to the current period ordinary income or loss to determine the income tax provision or benefit allocated to the interim period. The income tax effects of unusual or infrequent items are excluded from the estimated annual effective tax rate and are recognized in the impacted interim period.

The Company files income tax returns in the U.S. federal jurisdiction and various state jurisdictions. In the normal course of business, the Company is examined by various tax authorities, including the Internal Revenue Service in the United States. There are currently no federal or state audits in process.

Note 8. Equity

Common Stock — As of September 30, 2022, the Company had 400,000,000 Class A shares authorized and 114,271,764 shares issued and outstanding and as of December 31, 2021, the Company had 400,000,000 Class A shares authorized and 110,593,401 shares issued and outstanding. Class A common stockholders have no voting rights but have the right to the economic results of the Company, receive dividends as declared by the board of directors of the Company and upon dissolution, the right to receive pro rata distribution of remaining assets after payments to creditors. Class B common stockholders have all the voting rights but do not have any right to the economic results of the Company, dividends or distributions upon liquidation.

Warrants — The Company entered into warrant purchase agreements, whereby the Company issued warrants at a purchase price of $0.125 per warrant, dated October 1, 2021, to purchase approximately 730,000 shares of the Company’s Class A common stock in exchange for approximately $91. The warrants are exercisable at any time upon issuance and expire five years after issuance. The warrants are not able to be redeemed for cash and are only able to be settled with Class A common shares of the Company through a cash or cashless exercise at an exercise price of $10.29 per share. During the three months and nine months ended September 30, 2022, the Company reduced the warrant purchase price by $41 and $90, respectively, with no changes to the warrant agreement terms in order to reflect the commercial arrangement between the parties.

The Company entered into warrant purchase agreements with certain equity holders in connection with $18,900 in debt financing, whereby the Company issued warrants at a purchase price of $0.0001 per warrant, dated September 29, 2022, to purchase approximately 7,153,498 shares of the Company’s Class A common stock in exchange for approximately $1. The warrants are exercisable at any time upon issuance and expire five years after issuance. The warrants are not able to be redeemed for cash and are only able to be settled with Class A common shares of the Company through a cash or cashless exercise at an exercise price of $0.01 per share. The Company calculated the fair value of the warrants at issuance using a Black-Scholes model with inputs of $2.16 per share, exercise price of $0.01, time to maturity of 5 years, risk-free interest rate of 4.06%, expected volatility of 95.22%, no expected dividends, no forfeiture rate, a dilution adjustment of 97.61% and a discount for lack of marketability of 31% resulting in a warrant value price per share of $1.45 and a total warrant fair value of $10,372. The Company recognized the total warrant fair value of $10,372 as debt discount which is recorded as a contra liability in the accompanying condensed consolidated balance sheet and amortized as interest expense over the term of the loan using the effective interest method. The contra liability does not reduce the amount of debt due to investors. See Note 9 for further information.

Rhodium Enterprises Inc.
Notes to Condensed Consolidated Financial Statements (unaudited)
(in thousands, except for miner amounts, share and per share amounts)

Note 9. Notes Payable

Notes payable consisted of the following as of September 30, 2022 and December 31, 2021:

	September 30, 2022	December 31, 2021
$54,600 of promissory notes to certain equity holders with an interest rate of 0.2% per annum, principal payment due at maturity of July 2024	$54,600	$54,600
$30,000 of loans to related parties with an interest rate of 12.0% per annum, principal payment due at maturity of June 2022	—	30,000
$25,575 of loans with an interest rate of 12% per annum, principal and interest payment due monthly through maturity date of November 2023	20,280	—
$1,409 of loans with an interest rate of 6.635% per annum, principal and interest payment due monthly through maturity date of August 2024	1,354	—
$18,900 in promissory notes to certain equity holders with an interest rate of 3.05% per annum, principal payment due at maturity of September 2024	18,900	—
Total notes payable	95,134	84,600
Less current portions	17,892	30,000
Unamortized debt discount and debt issuance costs	(10,770)	—
Total notes payable – noncurrent	$66,472	$54,600

Future scheduled maturities on the outstanding borrowings for each of the next five years as of September 30, 2022 are as follows:

Years Ending December 31:
Remainder of 2022	$4,278
2023	16,866
2024	73,990
2025	—
2026	—
$95,134

March 3, 2021 — $33,000 financing of Rhodium Encore LLC

Completion of a liquid-cooled, 25 megawatt, project-level financing of $33,000 in total (“Project Encore”) for Rhodium Encore LLC. Project Encore financing was used to secure additional mining equipment for 25 megawatts worth of power capacity and related liquid-cooling and electrical infrastructure. Rhodium Encore LLC was formed on January 8, 2021, as a wholly-owned subsidiary of Rhodium JV LLC prior to the project-level financing of $33,000.

The total proceeds raised in connection with Project Encore was $33,000, which was structured as part debt and part equity. A UCC-1 statement was filed on March 3, 2021, giving the debt holder first position creditor rights on the assets of Project Encore. The total debt raised in connection with the offering was $23,100. Such debt had a three (3) year maturity date with interest only payable annually with a balloon payment due at maturity. There is no prepayment penalty. The interest rate is 0.20% per annum (20 basis points), which was the applicable federal rate at the time of the offering. The financing round closed on March 3, 2021. The debt is not convertible to equity. The debt is owed to the former non-controlling interest holders of Rhodium Encore LLC. Those non-controlling interest holders subsequently transferred their units in Rhodium Encore LLC to Rhodium Enterprises Inc. in exchange for Rhodium Enterprises Inc. shares as of June 30, 2021.

Rhodium Enterprises Inc.
Notes to Condensed Consolidated Financial Statements (unaudited)
(in thousands, except for miner amounts, share and per share amounts)

Note 9. Notes Payable (cont.)

March 18, 2021 — $45,000 financing of Rhodium 2.0 LLC

Completion of a liquid-cooled, 35 megawatt, project-level financing of $45,000 in total (“Project 2.0”) for Rhodium 2.0 LLC. Project 2.0 financing was used to secure additional mining equipment for 35 megawatts worth of power capacity and related liquid-cooling and electrical infrastructure.

The total proceeds raised in connection with Project 2.0 was $45,000, which was structured as part debt and part equity. A UCC-1 statement was filed on March 18, 2021, giving the debt holder first position creditor rights on the assets of Project 2.0. The total debt raised in connection with the offering was $31,500. Such debt had a three (3) year maturity date with interest only payable annually with a balloon payment due at maturity. There is no prepayment penalty. The interest rate is 0.20% per annum (20 basis points), which was the applicable federal rate at the time of the offering. The financing round closed on March 3, 2021. The debt is owed to the former non-controlling interests holders of Rhodium 2.0 LLC. Those non-controlling interest holders subsequently transferred their units in Rhodium 2.0 LLC to Rhodium Enterprises Inc. in exchange for Rhodium Enterprises Inc. shares as of June 30, 2021.

June 17, 2021 — $30,000 in bridge loans

Rhodium Enterprises Inc. secured $30,000 in bridge loans from various investors in order to capitalize on market purchasing power opportunities for additional ASIC miners. The bridge loans bear a 12% interest rate per annum and have a 1-year maturity date. On June 17, 2022, the Company repaid the loans in full as discussed in Note 14.

May 27, 2022 — $25,575 loan

Rhodium Renewables LLC secured $25,575 in loans from NYDIG, a third-party lender. Debt issuance costs of $512 were incurred and are recorded as a contra liability in the accompanying condensed consolidated balance sheets and amortized over the term of the loan. The loans bear a 12% interest rate per annum and mature on November 25, 2023. Monthly installments of $1,560 consisting of principal and interest are due monthly.

August 25, 2022 — $1,409 loan

Rhodium Renewables LLC secured a $1,409 loan for the purchase of a crane from Siemens Financial Services, Inc., a third-party lender. The loan bears a 6.635% interest rate per annum and matures on August 25, 2024. Monthly installments of $62 consisting of principal and interest are due monthly.

September 29, 2022 — $18,900 loan

Rhodium completed a private placement in which it sold an aggregate of $18,900 in secured promissory notes of Technologies with an interest rate of 3.05% per annum and maturity date of September 29. 2024, and warrants for the purchase of 7,153,498 shares of Class A common stock at a purchase price of $0.0001 per share to accredited investors. During the term of these notes, Rhodium shall make quarterly instalment payments in an amount equal to 1.5% of net profits as defined in each note, attributable up to and not to exceed 102.5 megawatts (MW) of infrastructure of Rhodium Renewables LLC, for every $1,000 of principal amount. The quarterly payments are first applied to accrued interest and thereafter to the principal amount. At the end of the term, any unpaid accrued interest and remaining principal will be due in full.

Note 10. Right-of-Use Assets and Lease Liabilities

On October 1, 2020, Rhodium 30MW entered into a finance lease with Arctos Capital that was used to fund the purchase of 1900 MicroBT M30S Mining Servers, for a total financed amount of $2,816, at 15.0% interest per annum payable over a 12-month term. Payments of $145 were due monthly with the remaining balance due at maturity on

Rhodium Enterprises Inc.
Notes to Condensed Consolidated Financial Statements (unaudited)
(in thousands, except for miner amounts, share and per share amounts)

Note 10. Right-of-Use Assets and Lease Liabilities (cont.)

October 1, 2021. There was no right-of-use asset recorded as of December 31, 2021 as the lease expired on October 1, 2021. Lease expense for the three and nine months ended September 30, 2021 was $704 and $2,150, respectively. Cash paid for lease expenses for the nine months ended September 30, 2021 was $2,483.

On August 31, 2021, Rhodium Renewables entered into an operating lease with Temple Green Data LLC for the lease of up to three datacenters. See further discussion below. The first datacenter had a commencement date of August 1, 2022, and a total financed amount of $46,019, at 10.5% interest per annum payable over a 120-month term. Lease payments, inclusive of base rent and additional add-on change orders, of $661 are due monthly beginning on February 1, 2023 with the an additional six months of payments deferred from the period August 1, 2022 to January 31, 2023, amounting to $3,969 due on June 1, 2023. Lease payments decrease on August 1, 2024 to $602 for the remainder of the lease term. As of September 30, 2022, the right-of-use asset and the lease liability were $45,599 and $46,828, respectively. Lease expense for the three and nine months ended September 30, 2022 was $1,228. Cash paid for lease expenses for the three and nine months ended September 30, 2020 was $0.

The components of lease cost are as follows:

	Three Months Ended September 30, 2022	Three Months Ended September 30, 2021	Nine Months Ended September 30, 2022	Nine Months Ended September 30, 2021
Finance lease:
Amortization of right-of-use asset	$—	$704	$—	$2,150
Interest on lease liabilities	—	66	—	207
Operating lease:
Operating lease cost	1,228	—	1,228	—
Total lease cost	$1,228	$770	$1,228	$2,357
	As of September 30, 2022	As of December 31, 2021
Operating lease:
Weighted-average remaining lease term (years)	9.8	—
Weighted-average discount rate	10.5%	—
	Nine Months Ended September 30, 2022	Nine Months Ended September 30, 2021
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows from finance leases	$—	$207
Financing cash flows from finance leases	—	2,483

Note 11. Simple Agreement for Future Equity

In June 2021, the Company entered into Simple Agreement for Future Equity (“SAFE”) agreement (the “SAFE Agreements”) with an investor pursuant to which the Company received funding of $50,000 in exchange for agreement to issue the investor shares of Class A common stock upon occurrence of a subsequent financing or listing event. In September 2021, the Company entered into additional SAFE Agreements of $36,925 in exchange for agreement to issue the investor shares of Class A common stock upon occurrence of a subsequent financing or listing event.

Rhodium Enterprises Inc.
Notes to Condensed Consolidated Financial Statements (unaudited)
(in thousands, except for miner amounts, share and per share amounts)

Note 11. Simple Agreement for Future Equity (cont.)

The number of shares to be received by the SAFE Agreements investors will be based on the specific triggering event and includes a potential 15% discount and a valuation cap for the overall enterprise value. In a liquidity or dissolution event, the investors’ right to receive cash out is junior to payment of outstanding indebtedness and creditor claims and on par for other SAFE Agreements and common stock. The SAFE Agreements have no interest rate or maturity date, and the SAFE investors have no voting right prior to conversion.

As of September 30, 2022, the SAFE Agreements had not yet converted as a qualifying financing had not yet occurred. Pursuant to the guidance under ASC 480, Distinguishing Liabilities from Equity, the Company determined that the value of the SAFE Agreements should be recorded as a liability in the accompanying condensed consolidated balance sheets. For the three and nine months ended September 30, 2022, the Company recognized $1,106 and $2,396 of valuation adjustments, respectively, which is recorded in SAFE valuation gain (loss) in the accompanying condensed consolidated statements of operations. For the three and nine months ended September 30, 2021, the Company recognized $7,122 and $(2,618), respectively.

Note 12. Commitments and Contingencies

Whinstone Colocation Agreements

The Company has entered into colocation hosting and servicing agreements with Whinstone US, Inc. (“Whinstone”). These agreements provide the Company access to energy prices to power the Company’s mining operation. The Company will pay Whinstone a percentage of after-tax cash, as defined in the agreements. The Company accrues the expense each period based on the results of operating subsidiaries and the expected future cash flow requirements of those subsidiaries. The Company incurred an expense of $464 and $4,181 for the three and nine months ended September 30, 2022, respectively. The Company incurred an expense of $957 and $2,512 for the three and nine months ended September 30, 2021, respectively. These amounts are recorded in Cost of revenue — colocation expense in the accompanying condensed consolidated statements of operations. For the nine months ended September 30, 2022, $3,912 in cash payments were made to Whinstone and no balances were due to Whinstone in accordance with the contractual agreements as of September 30, 2022. For the nine months ended September 30, 2021, $4,050 in cash payments were made to Whinstone and no balances were due to Whinstone in accordance with the contractual agreements as of September 30, 2021.

As part of the Whinstone agreements, Whinstone agreed to provide at least 125MW of power to the Company and to perform all maintenance necessary to operate the Company’s miners at the facility. Pursuant to the Whinstone agreement, the Company has an unconditional monthly minimum power purchase obligation of approximately $982, or $32.7 per day, if certain minimum power draws are not met. This amount is fixed for the duration of the contract. The Company purchased $5,554 and $12,983 of power for the three and nine months ended September 30, 2022, respectively, which is recorded within Cost of revenue, excluding colocation expense, depreciation and amortization in the accompanying condensed consolidated statements of operations. The initial term of the Whinstone Agreement is three years with the option for the Company to extend to ten years.

The Company determined the agreements with Whinstone do not meet the definition of a lease in accordance with ASC 842, Leases.

Per the colocation hosting and servicing agreement, Whinstone will sell electricity in lieu of providing electricity to the Company if the Electric Reliability Council of Texas (“ERCOT”) Market profitability exceeds the 250% of the contract price. The profit will be distributed 100% to the Company. For the three months ended September 30, 2022, the Company calculated curtailment profit of $4,643 to be paid by Whinstone. The Company has not recognized this curtailment income or a related receivable as of September 30, 2022, as the Company is currently negotiating terms with Whinstone.

Rhodium Enterprises Inc.
Notes to Condensed Consolidated Financial Statements (unaudited)
(in thousands, except for miner amounts, share and per share amounts)

Note 12. Commitments and Contingencies (cont.)

NetZero Energy Lease

On August 31, 2021, Rhodium Renewables LLC, a subsidiary of the Company (“RRL”), signed a binding electrical supply agreement for a 185 MW site in Texas with NetZero Energy LLC and/or its affiliates and/or subsidiaries (“NetZero Energy”) (the “ESA”). Effective June 17, 2022, NetZero Energy and RRL entered into an amendment to the ESA (the “ESA Amendment”). The ESA Amendment provides, among other things, for an increase in the electrical supply from 185MW to 225MW. Notwithstanding the terms of the ESA Amendment, on July 11, 2022, NetZero Energy delivered notice to RRL that it would be unable to provide RRL with the term it requested for a long-term power contract. Upon receipt of that notice, and as provided pursuant to the terms of the ESA Amendment, RRL has contracted with MI Texas REP 1, LLC (“MI”) to supply the required electricity needs for the site pursuant to the terms of a master electric energy sales agreement with an effective date of July 21, 2022. The site is for the exclusive use of RRL and has a 10-year term expiring in 2032, with options to extend the term for an additional 10 years pursuant to the terms of the Amended and Restated Datacenter Lease between Temple Green Data LLC and RRL dated June 17, 2022 (the “Temple Lease”). Pursuant to the terms of the Temple Lease, the site is to include three single-story data server halls to be constructed on the site, approximating 51,467 (Powered Shell-A), 53,943 (Powered Shell-B) and 26,782 (Powered Shell-C) square feet, respectively. See Note 10 for further information.

Temple Green Data LLC Lease

Pursuant to the terms of the Temple Lease, the initial base rent is $1,087 per month. Under the Temple Lease, the full amount of the initial base rent is phased in based on construction completion. Initial base rent in the amount of $602 per month (or 55.4% of the total initial base rent) began accruing as of August 1, 2022. The initial base rent will step up to $720 (or 66.2% of the total initial base rent) when an additional construction milestone with respect to Powered Shell-C is achieved and will step up to the full amount of the initial base rent when a third construction milestone with respect to Powered Shell-B is achieved. Neither of these two additional construction milestones have yet been achieved as of the date of the financials. Pursuant the Temple Lease as modified by an Acknowledgement, Agreement and Waiver entered into as of October 20, 2022, (a) all monthly base rent attributable for the 6-month period from August 2022 through January 2023 will be deferred, (b) initial base rent attributable to the month of February 2023 and each month thereafter will not be deferred and will be due and payable on the first day of each month; and (c) the full amount in the aggregate of the 6 deferred monthly initial base rent payments will be due on June 1, 2023. See Note 10 for further information.

Contingencies

From time to time, the Company is a party to or can be threatened with litigation in the ordinary course of business. The Company regularly analyzes current information, including, as applicable, the Company’s defenses and insurance coverage and, as necessary, provides accruals for probable and estimable liabilities for the eventual disposition of any matters.

On January 13, 2022, the Company was named as a defendant in a civil lawsuit alleging patent infringement in the case captioned Midas Green Technologies, LLC v. Rhodium Enterprises Inc. et al., Civil Action Number 6:22-CV-00050-ADA (filed in the U.S. District Court for the Western District of Texas) (“MGT Complaint”). The Company has engaged outside counsel in connection with the MGT Complaint and believes that the plaintiff’s allegations are without merit. The Company intends to assert meritorious defenses and to vigorously defend its position to the fullest extent permitted by law. In addition, the Company believes that the patents-in-suit are invalid and intends to pursue a counterclaim for invalidity. While this case is reasonably possible to result in payment, management believes it is more likely than not that it will succeed on the merits of this litigation if the case is fully adjudicated. As a result, the Company has not accrued for any loss contingencies related to this claim.

Rhodium Enterprises Inc.
Notes to Condensed Consolidated Financial Statements (unaudited)
(in thousands, except for miner amounts, share and per share amounts)

Note 12. Commitments and Contingencies (cont.)

On June 21, 2022, certain Company entities and individuals were named as defendants in a civil lawsuit alleging monies owed in the case captioned RC Enterprises, LLC dba Electronic Cleaners and Gunn Restoration, LLC v. Rhodium 30MW LLC, Rhodium Technologies LLC, Chase Blackmon and Cameron Blackmon, Cause No. 2022-37242 (filed in the District Court of Harris County, Texas, 80th Judicial District) (the “Electronic Cleaners Complaint”).  The Electronic Cleaners Complaint alleges that the defendants owe payment in the amount of $2,653 for electronic restoration services performed in November 2021.  The Company, however, previously filed a claim with its insurers for this work and has been working to recover insurance proceeds. The defendants answered the Electronic Cleaners Complaint on August 15, 2022.  While this case is reasonably possible to result in payment, management believes it is more likely than not that it will succeed on the merits of this litigation if the case is fully adjudicated. As a result, the Company has not accrued for any loss contingencies related to this claim.

Note 13. Merger Agreement

On September 29, 2022 the directors of SilverSun and the board of directors of the Company, have each unanimously approved, and SilverSun and the Company have entered into, an Agreement and Plan of Merger, dated as of September 29, 2022 (the “Merger Agreement”) by and among SilverSun, Rhodium Enterprises Acquisition Corp., a Delaware corporation and direct wholly owned subsidiary of SilverSun (“Merger Sub I”), Rhodium Enterprises Acquisition LLC, a Delaware limited liability company and direct wholly owned subsidiary of SilverSun (“Merger Sub II” and together with SilverSun and Merger Sub I, the “SilverSun Entities”), and the Company. Upon the terms and subject to the conditions set forth in the Merger Agreement, among other things, (i) Merger Sub I shall be merged with and into the Company (the “First Merger”), resulting in the Company existing as the surviving company of the First Merger, and (ii) immediately following the First Merger, the Company shall be merged with and into Merger Sub II (the “Second Merger” and together with the First Merger, the “Mergers”), resulting in Merger Sub II existing as the surviving company of the Second Merger (the “Surviving Company”) and as a direct, wholly owned subsidiary of SilverSun. Merger Sub II will operate the pre-Merger business of the Company through its management of Technologies.

In connection with the Merger Agreement and the Mergers, SilverSun and SilverSun Technologies Holdings, Inc., a recently formed Delaware corporation and direct wholly owned subsidiary of SilverSun (“SilverSun Holdings”), will enter into that certain Separation and Distribution Agreement (the “Separation Agreement”), whereby all of the issued and outstanding common stock of SilverSun Holdings, which owns all of the issued and outstanding common stock of (i) SWK Technologies, Inc., a Delaware corporation and indirect wholly owned subsidiary of SilverSun (“SWK”), and (ii) Secure Cloud Services, Inc., a Nevada corporation and indirect wholly owned subsidiary of SilverSun (“SCS”), will be distributed on a pro rata basis to the stockholders of SilverSun as of the Dividend and Distribution Record Date (as defined below) (the “Distribution”). Following the Distribution, (a) the businesses of SWK and SCS will continue to be operated consistent with past practices and will be managed by the current management of SilverSun and the current members of the SilverSun Board, and (b) SilverSun Holdings will apply for public listing of the SilverSun Holdings shares distributed in the Distribution in reliance on a Form 10 that will be filed by SilverSun Holdings with the United States Securities and Exchange Commission.

Upon consummation of the Mergers, SilverSun will be structured as an umbrella partnership C-corporation and will have two classes of common stock outstanding, the SilverSun Class A common stock and the SilverSun Class B common stock. The holders of shares of SilverSun Class A common stock and Class B common stock will be entitled to one vote for each share of Class A common stock and Class B common stock, respectively, held of record on all matters on which stockholders are entitled to vote generally. The SilverSun legacy stockholders and option holders (collectively, the “SilverSun Legacy Stockholders”) will retain approximately 6.22% of the outstanding SilverSun Class A common stock (on a fully diluted basis) which, following the Mergers will be approximately 3.2% of outstanding SilverSun common stock. The Rhodium legacy stockholders and equity holders (collectively, the “Rhodium Legacy Stockholders”) will receive approximately 93.78% of the SilverSun Class A common stock (on

Rhodium Enterprises Inc.
Notes to Condensed Consolidated Financial Statements (unaudited)
(in thousands, except for miner amounts, share and per share amounts)

Note 13. Merger Agreement (cont.)

a fully diluted basis) which, following the Mergers, will be approximately 96.8% of the SilverSun common stock. Imperium and the existing holder of 100% of Rhodium Class B common stock will hold 100% of the SilverSun Class B common stock following the consummation of the Mergers. Upon consummation of the Mergers, SilverSun will become the managing member of Technologies. The parties to the Merger agreement have agreed that for all purposes of the Merger agreement: (i) the agreed pro forma net equity value of SilverSun after giving effect to the Mergers is $671,875,172 (the “Pro Forma Valuation”), (ii) based on such Pro Forma Valuation, the agreed value of the consideration to be received by the Rhodium Legacy Stockholders is $650,375,000 (the “Rhodium Valuation”) and the agreed value attributable to the SilverSun Legacy Stockholders is $21,500,172, and (iii) the holders of Rhodium’s simple agreements for future equity (“Rhodium SAFEs”) outstanding immediately prior to the first effective time shall receive SilverSun Class A common stock at the First Effective Time based on the Rhodium Valuation. Following the Mergers, SilverSun’s Class A common stock shall be listed on The Nasdaq Stock Market LLC (“Nasdaq”) and SilverSun shall be renamed Rhodium Enterprises, Inc.

Note 14. Related Party Transactions

On June 17, 2021, the Company entered into bridge loans for an aggregate of $30,000 with certain holders that are controlled by Malcolm Fairbairn and greater than 5% shareholder, or his immediate family. The bridge loans were comprised of (i) a $6,000 Valley Promissory Note, (ii) a $4,000 Soleil Promissory Note, and (iii) a $20,000 Transcend Promissory Note. Each promissory note matured on June 17, 2022 and accrued interest at 1.0% per month. During the quarter ended June 30, 2022, the Company paid the bridge loan in full comprised of (i) principal of $6,000 and interest of $690 on the Valley Promissory Note, (ii) principal of $4,000 and interest of $460 on the Soleil Promissory Note and (iii) principal of $20,000 and interest of $2,299 on the Transcend Promissory Note.

In connection with the bridge loans, on July 2, 2021, the Company entered into Warrant Purchase Agreements with certain trusts that are affiliated with the parties to the bridge loans. Such affiliates are also controlled by Mr. Fairbairn and his immediate family. Pursuant to the Warrant Purchase Agreements, on October 1, 2021, the Company issued warrants to purchase an aggregate of approximately 730,000 shares of Class A common stock (collectively, the “Warrants”) for an aggregate of $91, at an exercise price of $10.29 per share, subject to adjustment as provided in each Warrant, as applicable. The Company has since repaid the warrant purchase price with no changes to the warrant agreement terms in order to reflect the commercial arrangement between the parties. The Warrants are currently exercisable and expire on October 1, 2026.

In connection with the historical financing rounds for the Company’s subsidiaries, the following related party transactions were entered into with the same terms contemporaneous as other third parties.

•        On January 16, 2021, a trust owned by the father of Cameron and Chase Blackmon, loaned $2,100 to Rhodium 2.0 pursuant to a promissory note that matures on July 30, 2024, and has an interest rate of 0.20% per annum. As of September 30, 2022, $3 has been accrued in interest and the principal amount was still outstanding.

•        On January 19, 2021, an entity partially owned by Mr. Cerasuolo, loaned $70 to Rhodium 2.0 pursuant to a promissory note that matures on July 30, 2024, and has an interest rate of 0.20% per annum. As of September 30, 2022, $0.08 had been accrued in interest and the principal amount was still outstanding.

•        On February 1, 2021, entities controlled by Mr. Fairbairn and his immediate family loaned $17,500 to Rhodium Encore pursuant to a promissory note that matures on July 30, 2024 and has an interest rate of 0.20% per annum. As of September 30, 2022, $21 has been accrued in interest and the principal amount was still outstanding.

Rhodium Enterprises Inc.
Notes to Condensed Consolidated Financial Statements (unaudited)
(in thousands, except for miner amounts, share and per share amounts)

Note 14. Related Party Transactions (cont.)

•        On September 24, 2021, the Company entered into SAFE Agreements with a trust controlled by the father of Cameron and Chase Blackmon, pursuant to which the Company issued rights to receive shares of its Class A common stock for an aggregate purchase price of $1,000. See Note 11 for further information related to the SAFE Agreements.

•        On June 30, 2021, in connection with the Corporate Reorganization, an entity partially owned by Mr. Cerasuolo, received 291,695 shares of the Company’s Class A common stock in exchange for its ownership interests in Rhodium 30MW LLC and Rhodium 2.0 LLC.

In connection with the capitalization of the operating subsidiaries of the Company, certain entities controlled by Malcolm Fairbairn or his immediate family, subscribed for, and purchased interests in certain operating subsidiaries of the Company. In connection with the Corporate Reorganization on June 30, 2021, such entities received an aggregate 21,454,443 shares of Class A common stock.

On June 30, 2022, an operating subsidiary of Rhodium entered into an agreement with Blackmon Holdings LLC, which is wholly owned by Cameron and Chase Blackmon, to purchase an immersion cooling mobile mining unit for $1,000, payable over four quarterly instalments. As of September 30, 2022, one quarterly instalment of $250 has been paid and $750 was still outstanding which is included in accounts payable in the accompanying condensed consolidated balance sheets. The Board of Rhodium approved this transaction, which was supported by an independent, third-party valuation of the mobile mining unit.

On August 15, 2022, Rhodium entered into a consulting agreement with Bart Mallon, a director nominee following the closing of the Mergers. On August 16, 2022, Rhodium entered into a consulting agreement with James Calvin, a director nominee following the closing of the Mergers. Calvin and Mallon each received $25 in cash and 100,000 shares of Class A common stock in Rhodium Enterprises, Inc. for advisory services provided in 2022. The fair value of the shares was determined using a 409a valuation performed by a third-party valuation specialist, amortized evenly over a 12-month period, and is included as selling, general and administrative expense in the accompanying condensed consolidated statement of operations.

The members of the management team of Rhodium are equity holders in Technologies through the interests they indirectly hold in Imperium, which holds as of September 30, 2022, a greater than sixty percent (60%) interest in all the outstanding equity of Technologies. Through Imperium, the members of the management team of Rhodium also currently control Rhodium by virtue of Imperium’s ownership of all the issued and outstanding shares of Class B common stock in Rhodium, which is currently the only class of stock in Rhodium with voting rights.

On September 29, 2022, in connection with the $18,900 debt financing Imperium loaned $2,000 to Technologies pursuant to a promissory note that matures on September 29, 2024 and has an interest rate of 3.05%. As of September 30, 2022, $0 has been accrued in interest and the principal amount was still outstanding. In connection with the $2,000 loan, and inclusive of the 7,153,498 shares in Note 8, Imperium invested $0.08 in warrants to purchase up to 756,988 shares of Class A Common Stock in Rhodium Enterprises, Inc. at a warrant purchase price of $0.0001 per share.

Note 15. Earnings Per Share

Basic earnings per share (“EPS”) of common stock is computed by dividing the Company’s earnings by the weighted average number of shares of common stock outstanding during the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the entity. There are no securities that could be potentially dilutive as of September 30, 2022 and December 31, 2021.

Rhodium Enterprises Inc.
Notes to Condensed Consolidated Financial Statements (unaudited)
(in thousands, except for miner amounts, share and per share amounts)

Note 15. Earnings Per Share (cont.)

The following table sets forth reconciliations of the numerators and denominators used to compute basic and diluted earnings per share of Class A common stock:

	For the three months ended September 30, 2022	For the nine months ended September 30, 2022	For the three months ended September 30, 2021
Numerator
Net (loss) income[1]	$(73,341)	$(62,668)	$31,237
Less: Net (loss) income attributable to non-controlling interests	$(53,099)	$(47,537)	$20,703
Net (loss) income attributable to Class A common shareholders	$(20,242)	$(15,131)	$10,534
Denominator
Weighted average shares of Class A common shares outstanding	112,131,203	111,111,635	110,593,401
Basic net (loss) income per share	$(0.18)	$(0.14)	$0.10

Potentially dilutive shares	—	—	—
Diluted net (loss) income per share	$(0.18)	$(0.14)	$0.10

Basic and diluted earnings per share of Class A common stock is presented only for the period after the Company’s Corporate Reorganization on June 30, 2021.

Note 16. Subsequent Events

The Company evaluated subsequent events and transactions that occurred after the balance sheet date, September 30, 2022, up to the date that the condensed consolidated financial statements were issued on December 23 2022.

On October 18, 2022, the Company submitted a Transaction Confirmation Request to NetZero Energy LLC for the supply of energy to its Temple site, pursuant to the Master Retail Electricity Supply Agreement dated August 31, 2021. On October 20, 2022, NetZero Energy LLC notified the Company that it was not able to fulfill the request. NetZero Energy LLC also waived its right of first refusal to provide the requested transaction on the terms set forth in any third-party supplier’s offer received by the Company in relation to the requested transaction. The waiver of NetZero Energy LLC’s right of first refusal allowed the Company to secure its own energy contract for 102.5MW of electricity and eliminates any profit share that would be owed to NetZero on the same 102.5MW of electricity for the 60-month term.

On October 21, 2022, the Company signed an acknowledgement, agreement, and waiver with Temple Green Data LLC for a supply of 102.5MW of electricity, subject to a brief ramp period at the start of the 60-month term, stating that rent amount proportionate to the first level of completion of its Temple site began accruing as of August 1, 2022. The accrual is estimated to be $661 per month. Furthermore, it was agreed that payment of the applicable rent accrued from August 1, 2022, through February 1, 2023, was to be deferred until June 1, 2023. Any rent due between February 1, 2023 and June 1, 2023 is to be paid in advance of the first day of each and every month.

On October 27, 2022, the Company entered into an Agent Agreement with MP2 Energy LLC and Temple Green Data LLC, enabling the Company to enter into a Transaction Confirmation and Master Services Agreement with MP2 Energy LLC, a Shell Energy North America Subsidiary. The Transaction Confirmation is for the Temple Site and includes fixed-price energy for a period of 60 months commencing on January 1, 2023. For the procurement of up to 102.5 MW, the Company paid a total of $10,000 in performance assurance collateral in the form of a deposit/prepayment.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and stockholders
Rhodium Enterprises Inc. and Subsidiaries Fort Worth, Texas

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheet of Rhodium Enterprises Inc. and subsidiaries (“the Company”) as of December 31, 2021 and 2020, and the related consolidated statements of operations, changes in equity, and cash flows for the year ended December 31, 2021 and for the period from April 1, 2020 (inception) to December 31, 2020, and the related notes (collectively referred to as the “financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for the year ended December 31, 2021 and for the period from April 1, 2020 (inception) to December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

Armanino llp
Dallas, Texas

April 29, 2022

We have served as the Company’s auditor since 2021.

Rhodium Enterprises Inc.
Consolidated Balance Sheets
(in thousands, except for par value, share and per share amounts)

	As of December 31, 2021	As of December 31, 2020
Assets

Current assets:
Cash and cash equivalents	$37,770	$9,059
Digital assets	46,062	137
Accounts receivable	16	—
Right-of-use asset, net	—	2,112
Deposits on equipment	70,280	9,479
Prepaid expenses and other current assets	7,024	1,541
Total current assets	161,152	22,328

Other assets
Property and equipment, net	129,854	22,647
Deferred tax assets	62	187
Electrical deposits, non-current	6,120	—
Other long-term assets	7,500	102
Total other assets	143,536	22,936
Total assets	$304,688	$45,264

Liabilities and stockholders’ and members’ equity

Current liabilities:
Accounts payable	$5,963	$227
Accrued expenses	2,460	308
Lease liability	—	2,445
Related Party Notes payable, current	30,019	—
Income taxes payable	15,486	6
Other current liabilities	3,674	254
Total current liabilities	57,602	3,240

Long-term liabilities:
Notes payable to certain equity holders, noncurrent	54,600	37,744
SAFE agreements	89,773	—
Deferred tax liability	7,297	—
Total long-term liabilities	151,670	37,744
Total liabilities	209,272	40,984

Commitments and contingencies (Note 12)

Stockholders’ and members’ equity
Class A shares ($0.0001 par value, 400,000,000 shares authorized and 110,593,401 shares issued and outstanding as of December 31, 2021, none authorized, issued or outstanding as of December 31, 2020)	11	—
Class B shares ($0.0001 par value, 100 shares authorized, issued and outstanding as of December 31, 2021, none authorized, issued or outstanding as of December 31, 2020)	—	—
Additional paid-in capital	91
Retained earnings	79,423	(287)
Non-controlling interest	15,891	4,567
Total stockholders’ and members’ equity	95,416	4,280
Total liabilities and stockholders’ and members’ equity	$304,688	$45,264

The accompanying notes are an integral part of these consolidated financial statements.

Rhodium Enterprises Inc.
Consolidated Statements of Operations
(in thousands except for share and per share amounts)

	For the year ended December 31, 2021	For the period from April 1, 2020 (inception) to December 31, 2020
Revenue:
Revenue, net – digital asset mining	$137,630	$5,150

Costs and expenses:
Cost of revenue, excluding colocation expense, depreciation and amortization	10,371	623
Cost of revenue – colocation expense	8,528	—
Selling, general and administrative	11,803	2,380
Depreciation and amortization	15,967	2,953
Realized (gain) on sale of digital assets	(43,545)	(351)
Impairment of digital assets	39,570	68
Total costs and expenses	42,694	5,673
Operating profit (loss)	94,936	(523)

Other income (expense)
Interest expense	(2,555)	(406)
SAFE valuation gain (loss)	(2,936)	—
Other income, net	2,617	217
Total other income (expense), net	(2,874)	(189)

Income (loss) before provision for income taxes	92,061	(712)

Provision for (benefit from) income taxes	22,922	(181)

Net income (loss)	69,138	(531)

Net income (loss) attributable to non-controlling interest	39,494	(244)

Net income (loss) attributable to Rhodium Enterprises, Inc.	$29,644	$(287)

Net income (loss) available to Class A common stock per share:
Basic(1)	$0.25
Diluted(1)	$0.25
Weighted average shares of Class A common stock outstanding:
Basic	110,593,401
Diluted	110,897,094

____________

(1)      Basic and diluted earnings per share of Class A common stock is presented only for the period after the Company’s Corporate Reorganization. See Note 1 for a description of the Corporate Reorganization. See Note 14 for the calculation of earnings per share.

The accompanying notes are an integral part of these consolidated financial statements.

Rhodium Enterprises Inc.
Consolidated Statements of Changes in Equity
(in thousands except for shares)

	Class A Shares		Class B Shares		Additional Paid-in Capital	Retained Earnings	Non-Controlling Interest	Total Equity
	Shares	Amount	Shares	Amount
Balance – April 1, 2020 (inception)	—	$—	—	$—	$—	$—	$—	$—
Contributions from non-controlling interest holders	—	—	—	—	—	—	4,811	4,811
Net loss	—	—	—	—	—	(287)	(244)	(531)
Balance – December 31, 2020	—	—	—	—	—	(287)	$4,567	$4,280
Contributions from non-controlling interest holders	—	—	—	—	—	—	39,746	39,746
Dividend payments to interest holders prior to rollup	—	—	—	—	—	(1,594)	(3,733)	(5,327)
Net income prior to rollup	—	—	—	—	—	2,279	12,632	14,911
Formation of Rhodium Enterprise and rollup of Non-Controlling Interest to Class A shares	110,593,401	11	100	—	—	52,802	(52,813)	—
Dividend payments to interest holders subsequent to rollup	—	—	—	—	—	(1,143)	(11,370)	(12,513)
Proceeds from issuance of warrants	—	—	—	—	91	—	—	91
Net income subsequent to rollup	—	—	—	—	—	27,366	26,862	54,228
Balance – December 31, 2021	110,593,401	$11	100	$—	91	$79,423	$15,891	$95,416

The accompanying notes are an integral part of these consolidated financial statements.

Rhodium Enterprises Inc.
Consolidated Statements of Cash Flows
(in thousands)

	For the Year Ended December 31, 2021	For the Period from April 1, 2020 (inception) to December 31, 2020
Cash flows from operating activities
Net income (loss)	$69,138	$(531)
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Depreciation and amortization	15,967	2,953
Amortization of debt issuance cost	—	13
Impairment of digital assets	39,570	68
Realized gain on sale of digital assets	(43,545)	(351)
Realized gain on sale of investments	(322)	(79)
Unrealized gain on investments	136	(136)
Bitcoin – mining	(137,630)	(5,149)
Non-cash valuation loss on SAFE agreements	2,936	—
Non-cash interest expense on notes payable	1,903	254
Non-cash change in deferred tax assets and liabilities	7,417	(187)
Changes in assets and liabilities:
Proceeds from sale of digital assets	309,362	5,295
Purchase of digital assets	(213,679)	—
Accounts receivable	(16)	—
Prepaid expenses and other current assets	(6,327)	(406)
Electrical deposits	(6,120)	—
Accounts payable	5,736	227
Accrued expenses	2,152	308
Income tax payable	15,480	6
Other current liabilities	1,094	—
Net cash used in operating activities	63,250	2,285

Cash flows from investing activities
Proceeds from sale of investments	1,322	1,079
Purchase of investments	—	(2,000)
Deposits on equipment	(60,801)	(9,479)
Security deposits	(7,398)	(102)
Purchases of property and equipment	(120,958)	(24,896)
Net cash used in investing activities	(187,835)	(35,398)

Rhodium Enterprises Inc.
Consolidated Statements of Cash Flows — (Continued)
(in thousands)

	For the Year Ended December 31, 2021	For the Period from April 1, 2020 (inception) to December 31, 2020
Cash flows from financing activities
Proceeds from equity financing	39,837	4,811
Proceeds from the issuance of notes payable to certain equity holders	84,600	37,744
Proceeds from the issuance of SAFE agreements	86,925	—
Payment of notes payable to related parties	(37,743)	—
Payment of deferred financing costs	—	(50)
Dividend payments to equity interest holders	(17,840)	—
Lease liability principal payments	(2,483)	(333)
Net cash provided by financing activities	153,296	42,172

Net increase in cash and cash equivalents	28,711	9,059
Cash and cash equivalents at beginning of period	9,059	—
Cash and cash equivalents at end of period	$37,770	$9,059

Supplemental disclosure of cash flow information:
Cash paid for interest	$718	$101
Cash paid for income taxes	$—	$—

Supplemental disclosure of non-cash activities:
Right-of-use asset acquired	$—	$2,816

The accompanying notes are an integral part of these consolidated financial statements.

Rhodium Enterprises Inc.
Notes to Consolidated Financial Statements
(in thousands, except for miner amounts, share and per share amounts)

Note 1. Organization

Nature of operations:    Rhodium Enterprises, Inc. (“Rhodium Enterprises” or the “Company”) was formed on April 1, 2021 as a Delaware corporation to become a holding corporation for Rhodium Technologies LLC (formerly named Rhodium Enterprises LLC) (“Rhodium Holdings”) and its subsidiaries upon completion of a corporate reorganization that closed on June 30, 2021. The Company has no material assets other than its ownership of units in Rhodium Holdings (the “Rhodium Units”). The Company, together with its subsidiaries, operates a digital asset mining operation, which utilizes specialized computers (also known as “miners”) using application-specific integrated circuit (“ASIC”) chips to solve complex cryptographic algorithms in order to support the Bitcoin blockchain (in a process known as “solving a block”), in exchange for digital asset (Bitcoin) rewards.

Rhodium Enterprises is the sole managing member of Rhodium Holdings, controls, and is responsible for all operational, management and administrative decisions related to Rhodium Holdings’ business and consolidates the financial results of Rhodium Holdings and its subsidiaries.

The operating subsidiaries of the Company include: Rhodium Industries LLC (“Rhodium Industries”), formed as a Delaware limited liability company on May 17, 2021, Rhodium Renewables LLC (“Rhodium Renewables”), formed as a Delaware limited liability company on March 17, 2021, Rhodium Shared Services LLC (“Rhodium Shared Services”), formed as a Delaware limited liability company on December 23, 2020, Air HPC LLC (“Air HPC”), formed as a Delaware limited liability company on October 23, 2020, and Air HPC’s subsidiary, Jordan HPC LLC (“Jordan HPC”), formed as a Delaware limited liability company on October 23, 2020, and the consolidated accounts of Rhodium JV LLC (“Rhodium JV”), formed as a Delaware limited liability company on April 8, 2020, include its owned subsidiaries Rhodium 2.0 LLC (“Rhodium 2.0”), formed as a Delaware limited liability company on December 17, 2020, Rhodium 30MW LLC (“Rhodium 30MW”), formed as a Delaware limited liability company on April 1, 2020, Rhodium 10MW LLC (“Rhodium 10MW”), formed as a Delaware limited liability company on March 12, 2021, and Rhodium Encore LLC (“Rhodium Encore”), formed as a Delaware limited liability company on January 8, 2021.

Effective June 30, 2021, the Company completed the execution of its corporate reorganization whereby (1) all non-controlling interest unit holders of Rhodium 30MW LLC, Jordan HPC LLC, Rhodium Encore LLC, Rhodium 2.0 LLC, and Rhodium 10MW LLC; and (2) all non-controlling interest unit holders of Rhodium Holdings (collectively, the “Rollup Participants”) entered into a transaction whereby in-kind contributions of the Rollup Participants’ ownership in the respective entities (the “Non-Controlling Membership Interests”) were made to Rhodium Enterprises in exchange for 110,593,401 shares of Class A common stock, par value $0.0001 per share, of Rhodium Enterprises (the “Class A Common Stock”). Rhodium Enterprises then transferred the Non-Controlling Membership Interests to Rhodium Holdings in exchange for Rhodium Units as a value-for-value in-kind contribution.

Immediately prior to the corporate reorganization, Imperium Investments Holdings LLC (“Imperium”), a limited liability company, directly held 92% of the equity interests in Rhodium Holdings, which held 100% of the equity interests in its subsidiaries, Rhodium Industries, Rhodium Shared Services, Rhodium JV and Air HPC. Rhodium JV held interests in its subsidiaries, Rhodium 30MW, Rhodium Encore, Rhodium 10MW and Rhodium 2.0 (70%, 50%, 50% and 65%, respectively). Air HPC held 50% of the equity of its subsidiary, Jordan HPC.

As a result of the corporate reorganization, (a) Imperium retained 180,835,811 Rhodium Units, or approximately 62.1% of the economic interest in Rhodium Holdings, (b) Rhodium Enterprises acquired 110,593,401 Rhodium Units, or approximately 37.9% of the economic interest in Rhodium Holdings, (c) Rhodium Enterprises became the sole managing member of Rhodium Holdings, and is responsible for all operational, management and administrative decisions relating to Rhodium Holdings’ business and will consolidate financial results of Rhodium Holdings and its subsidiaries, (d) Rhodium Enterprises became a holding company whose only material asset consists of membership interests in Rhodium Holdings, (e) Rhodium Enterprises issued 100 shares of its Class B common stock, par value $0.0001 per share, to Imperium, which has 100% of the outstanding voting power of Rhodium Enterprises, (f) Rhodium Enterprises issued 110,593,401 shares of Class A Common Stock to the Rollup Participants, which has no voting power of Rhodium Enterprises, and (g) Rhodium Holdings directly or indirectly owns all of the outstanding equity interests in the subsidiaries through which the Company operates its assets.

Rhodium Enterprises Inc.
Notes to Consolidated Financial Statements
(in thousands, except for miner amounts, share and per share amounts)

Note 2. Liquidity and Financial Condition

The Company commenced primary mining operations in late 2020 and has incurred significant capital expenditures in the construction of the Company’s mining facility. At December 31, 2021, the Company had approximate balances of cash and cash equivalents of $37,770, working capital of $103,550, total members’ equity of $95,416 and retained earnings of $79,423. The Company believes its current cash on hand is sufficient to meet its operating and capital requirements for at least the next twelve months from the date of these consolidated financial statements.

During the year ended December 31, 2021, the Company paid approximately $60,801 as deposits primarily for miners and has received approximately $173,619 in net proceeds from a combination of debt and equity financing to fund the buildout of its operations.

Note 3. Basis of Presentation, Summary of Significant Accounting Policies and Recent Accounting Pronouncements

Basis of Presentation

The accompanying consolidated financial statements have been prepared in accordance with the accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Principles of consolidation

The consolidated financial statements include the accounts of Rhodium Enterprises Inc. and its respective subsidiaries. All inter-company accounts, balances, and transactions have been eliminated.

Use of estimates

The preparation of consolidated financial statements in conformity U.S. GAAP requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated balance sheets and the reported amounts of revenue and expenses during the reporting period. Actual results could differ significantly from those estimates. The most significant accounting estimates inherent in the preparation of the Company’s consolidated financial statements include estimates associated with revenue recognition, asset valuations, the useful lives and recoverability of long-lived assets, and the impairment analysis of digital assets.

Cash and cash equivalents

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. The Company held no cash equivalents as of December 31, 2021 or 2020. From time to time, the Company’s cash account balances may exceed federally insured limits. The Company has never suffered a loss due to such excess balances and believes the risk associated with concentrations of cash balances to be minimal.

Fair value of financial instruments

The Company accounts for financial instruments under Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 820, Fair Value Measurements. ASC 820 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three levels as follows:

Level 1 —	quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access on the measurement date;
Level 2 —

observable inputs other than Level 1, quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, and model-derived prices whose inputs are observable or whose significant value drivers are observable; and

Level 3 —	assets and liabilities whose significant value drivers are unobservable.

Rhodium Enterprises Inc.
Notes to Consolidated Financial Statements
(in thousands, except for miner amounts, share and per share amounts)

Note 3. Basis of Presentation, Summary of Significant Accounting Policies and Recent Accounting Pronouncements (cont.)

Observable inputs are based on market data obtained from independent sources, while unobservable inputs are based on the Company’s market assumptions. Unobservable inputs require significant management judgment or estimation. In some cases, the inputs used to measure an asset or liability may fall into different levels of the fair value hierarchy. In those instances, the fair value measurement is required to be classified using the lowest level of input that is significant to the fair value measurement. Such determination requires significant management judgment. The carrying amounts of the Company’s financial assets and liabilities, such as cash and cash equivalents and accounts payable, approximate fair value due to the short-term nature of these instruments.

Digital assets

Digital assets, including Bitcoin, are included in current assets in the accompanying consolidated balance sheets. Digital assets purchased are recorded at cost and digital assets awarded to the Company through its mining activities are accounted for in connection with the Company’s revenue recognition policy disclosed below. Bitcoin awarded to Rhodium through mining activities are initially recorded at fair value, which is determined using the quoted price of the related crypto asset at the time of receipt.

Digital assets held are accounted for as intangible assets with indefinite useful lives. An intangible asset with an indefinite useful life is not amortized but assessed for impairment annually, or more frequently, when events or changes in circumstances occur indicating that it is more likely than not that the indefinite-lived asset is impaired. Given the significant intraday volatility that has occurred historically, Rhodium management tests digital assets, including Bitcoin, for impairment on a daily basis. Impairment exists when the carrying amount exceeds its fair value, which is measured using the quoted price of the digital asset at the time its fair value is being measured. In testing for impairment, the Company has the option to first perform a qualitative assessment to determine whether it is more likely than not that an impairment exists. If it is determined that it is not more likely than not that an impairment exists, a quantitative impairment test is not necessary. If the Company concludes otherwise, it is required to perform a quantitative impairment test. To the extent an impairment loss is recognized, the loss establishes the new cost basis of the asset. Subsequent reversal of impairment losses is not permitted.

Purchases of digital assets by the Company are included within operating activities in the accompanying consolidated statements of cash flows. There are no cash flows from digital-assets awarded to the Company through its mining activities included within operating activities in the accompanying consolidated statements of cash flows since the revenue recognized from earning bitcoin is a non-cash activity. Proceeds from the sale of digital assets are included within operating activities in the accompanying consolidated statements of cash flows and any realized gains or losses from such sales are included in realized gain (loss) on digital assets in the consolidated statements of operations. The Company accounts for its gains or losses on the sale of digital assets in accordance with the first-in, first-out (“FIFO”) method of accounting. The Company sells bitcoin on a FIFO basis.

Property and equipment, net

Property and equipment, net is stated at cost and depreciated using the straight-line method over the estimated useful lives of the assets. Estimated useful lives for leasehold improvements are amortized over the lesser of the estimated useful life of the asset or the term of the lease. Expenditures for repairs and maintenance are charged to expense in the period incurred. Gains and losses realized on the disposal or retirement of property and equipment are recognized as other income or expense in the accompanying consolidated statements of operations.

Impairment of long-lived assets

Management reviews long-lived assets, including property and equipment, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to undiscounted future cash flows expected to be generated by the asset. Impairment exists when the carrying amount exceeds its fair value. To the extent

Rhodium Enterprises Inc.
Notes to Consolidated Financial Statements
(in thousands, except for miner amounts, share and per share amounts)

Note 3. Basis of Presentation, Summary of Significant Accounting Policies and Recent Accounting Pronouncements (cont.)

an impairment loss is recognized, the loss establishes the new cost basis of the asset. During the year ended December 31, 2021 and for the period from April 1, 2020 (inception) to December 31, 2020, no impairment of long-lived assets was recognized.

Leases

The Company accounts for its leases in accordance with ASC 842, Leases. Under this guidance, arrangements meeting the definition of a lease are classified as operating or financing leases, and are recorded in the consolidated balance sheets as both a right-of-use asset and lease liability, calculated by discounting fixed lease payments over the lease term at the rate implicit in the lease. Lease liabilities are increased by interest and reduced by payments each period, and the right-of-use asset is amortized over the lease term. For operating leases, interest on the lease liability and the amortization of the right-of-use asset result in straight-line rent expense over the lease term.

In calculating the right-of-use asset and lease liability, the Company elects to combine lease and non-lease components as permitted under ASC 842. The Company excludes short-term leases having initial terms of 12 months or less as an accounting policy election.

Revenue recognition

The Company’s sole revenue source is Bitcoin rewards plus network transaction fees (less any mining pool transaction fees, if any) from the Bitcoin network. The Company only mines the Bitcoin blockchain. The Bitcoin network is completely decentralized. Miners validate transactions, converting electricity into computational power (or “hash rate”) which is then applied to complex mathematical problems in order to “solve” the transaction and validate it to the Bitcoin network. The “reward” (or revenue) generated from processing these transactions is newly minted Bitcoin. This Bitcoin can then be converted to U.S. dollars via over-the-counter exchanges, private sales, or regulated U.S. exchanges. The Company has historically converted Bitcoin to U.S. dollars utilizing only over-the-counter brokers, and currently has no plans of changing that practice. Under The Company’s current agreements with its over-the-counter brokers, the Company’s counterparty is the broker.

The Company recognizes revenue in accordance with ASC 606, Revenue from Contracts with Customers. The core principle of the revenue standard is that a company should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. The following five steps are applied to achieve that core principle:

•        Step 1:    Identify the contract with the customer

•        Step 2:    Identify the performance obligations in the contract

•        Step 3:    Determine the transaction price

•        Step 4:    Allocate the transaction price to the performance obligations in the contract

•        Step 5:    Recognize revenue when, or as, the Company satisfies a performance obligation

In order to identify the performance obligations in a contract with a customer, a company must assess the promised goods or services in the contract and identify each promised good or service that is distinct. A performance obligation meets the definition of a “distinct” good or service (or bundle of goods or services) if both of the following criteria are met: the customer can benefit from the good or service either on its own or together with other resources that are readily available to the customer (i.e., the good or service is capable of being distinct), and the entity’s promise to transfer the good or service to the customer is separately identifiable from other promises in the contract (i.e., the promise to transfer the good or service is distinct within the context of the contract). If a good or service is not distinct, the good or service is combined with other promised goods or services until a bundle of goods or services is identified that is distinct.

Rhodium Enterprises Inc.
Notes to Consolidated Financial Statements
(in thousands, except for miner amounts, share and per share amounts)

Note 3. Basis of Presentation, Summary of Significant Accounting Policies and Recent Accounting Pronouncements (cont.)

The transaction price is the amount of consideration to which an entity expects to be entitled in exchange for transferring promised goods or services to a customer. The consideration promised in a contract with a customer may include fixed amounts, variable amounts, or both. When determining the transaction price, an entity must consider the effects of all of the following:

•        Variable consideration

•        Constraining estimates of variable consideration

•        The existence of a significant financing component in the contract

•        Noncash consideration

•        Consideration payable to a customer

Variable consideration is included in the transaction price only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved. The transaction price is allocated to each performance obligation on a relative standalone selling price basis. The transaction price allocated to each performance obligation is recognized when that performance obligation is satisfied, at a point in time or over time as appropriate.

The Company has entered into Bitcoin mining pools by executing contracts, as amended from time to time, with the mining pool operators to provide computing power to the mining pool. The contracts are terminable at any time by either party without compensation penalty, and the Company’s enforceable right to compensation only begins when the Company provides computing power to the mining pool operator. The Company has the right under the contract with the pool operator to decide at what point in time and for what duration to provide computing power at any point in the day. In exchange for providing computing power, the Company is entitled to a fractional share of the Bitcoin award the mining pool operator receives, less digital asset transaction fees to the mining pool operator for successfully adding a block to the blockchain. No mining pool fees were incurred for the three and nine months ended September 30, 2022 and September 30, 2021, per the agreements. If in the future we enter into an agreement with a pool operator that requires a transaction fee, we will record the revenue net of transaction fees. The Company’s fractional share is based on the proportion of computing power the Company contributed to the mining pool operator to the total computing power contributed by all mining pool participants in solving the current algorithm.

Providing computing power in Bitcoin transaction verification services is an output of the Company’s ordinary activities. The provision of providing such computing power is the only performance obligation in the Company’s contracts with mining pool operators. The transaction consideration the Company receives, if any, is noncash consideration, which the Company measures at fair value on the date received, which is not materially different than the fair value at contract inception or the time the Company has earned the award from the pools and no instances of material differences have occurred. The consideration is all variable. Because it is not probable that a significant reversal of cumulative revenue will not occur, the consideration is constrained until the mining pool operator successfully places a block (by being the first to solve an algorithm) and the Company receives confirmation of the consideration it will receive, at which time revenue is recognized. There is no significant financing component in these transactions.

Cost of revenue

The Company’s cost of revenue consists primarily of electric power costs related to the mining operations of earning Bitcoin including other utilities, labor, insurance whether incurred directly from self-mining operations or reimbursed, any payments due under colocation agreements, but excluding depreciation and amortization, which are

Rhodium Enterprises Inc.
Notes to Consolidated Financial Statements
(in thousands, except for miner amounts, share and per share amounts)

Note 3. Basis of Presentation, Summary of Significant Accounting Policies and Recent Accounting Pronouncements (cont.)

separately stated in the accompanying consolidated statements of operations. See Note 12 for further information related to the colocation expense. For the period from April 1, 2020 (inception) to December 31, 2020, the Company did not incur any costs of revenue related to other utilities, labor, insurance or amounts due under colocation agreements.

Income taxes

The Company accounts for income taxes under the asset and liability method in which deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in operations in the period that includes the enactment date. A valuation allowance is required to the extent any deferred tax assets may not be realizable. No valuation allowance was recorded at December 31, 2021 or December 31, 2020.

ASC 740, Income Taxes, also clarifies the accounting for uncertainty in income taxes recognized in a company’s financial statements and prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim period, disclosure and transition.

The Company’s policy is to recognize both interest and penalties related to unrecognized tax benefits as a component of income tax expense. As of December 31, 2021 and 2020, there were no interest or penalties associated with unrecognized tax benefits.

Segment reporting

Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker, or decision — making group, in deciding how to allocate resources and in assessing performance. Our chief operating decision — making group is composed of the chief executive officer. The Company currently operates in one segment surrounding its digital asset mining operation.

Warrant

The Company accounts for warrants as either equity-classified or liability-classified instruments based on an assessment of the warrant’s specific terms and applicable authoritative guidance in ASC 480, Distinguishing Liabilities from Equity (“ASC 480”) and ASC 815, Derivatives and Hedging (“ASC 815”). The assessment considers whether the warrants are freestanding financial instruments pursuant to ASC 480, meet the definition of a liability pursuant to ASC 480, and whether the warrants meet all of the requirements for equity classification under ASC 815, including whether the warrants are indexed to the Company’s own Common Stock, among other conditions for equity classification. This assessment, which requires the use of professional judgment, is conducted at the time of warrant issuance and as of each subsequent quarterly period end date while the warrants are outstanding. All of the Company’s warrants have met the criteria for equity treatment.

Rhodium Enterprises Inc.
Notes to Consolidated Financial Statements
(in thousands, except for miner amounts, share and per share amounts)

Note 3. Basis of Presentation, Summary of Significant Accounting Policies and Recent Accounting Pronouncements (cont.)

Non-controlling interests

The Company is the sole managing member of Rhodium Holdings and holds no less than a 51% majority of the voting interests in Rhodium Holdings. As a result, the Company consolidates the financial results of Rhodium Holdings, and reports a non-controlling interest representing the common units of Rhodium Holdings held by the continuing equity owners. Changes in the Company’s ownership interest in Rhodium Holdings while the Company retains its controlling interest in Rhodium Holdings will be accounted for as equity transactions. As such, any changes in the ownership of common units of Rhodium Holdings by the continuing equity owners will reduce or increase the amount recorded as non-controlling interest.

As of December 31, 2021, the Company owned the following units in Rhodium Holdings, representing a 37.9% economic ownership interest in Rhodium Holdings:

Rhodium Enterprises, Inc.	110,593,401
Non-controlling Interests	180,835,811
Total	291,429,212

Concentrations

Electric costs from one supplier of the Company represent 45% of the Company’s consolidated cost of revenue for the year ended December 31, 2021. Electric costs from one supplier of the Company represent 100% of the Company’s consolidated cost of revenue for the period from April 1, 2020 (inception) to December 31, 2020.

The Company’s consolidated revenue for the year ended December 31, 2021, came from three customers: 45% from customer A, 42% from customer B, and 12% from customer C. Revenue from customer A represented 100% of the Company’s consolidated revenue for the period from April 1, 2020 (inception) to December 31, 2020.

Recently Issued and Adopted Accounting Pronouncements

The Company continually assesses any new accounting pronouncements to determine their applicability. When it is determined that a new accounting pronouncement affects the Company’s financial reporting, the Company undertakes a study to determine the consequences of the change to its consolidated financial statements and assures that there are proper controls in place to ascertain that the Company’s consolidated financial statements properly reflect the change. During the year ended December 31, 2021, the Company did not adopt any new accounting pronouncements that had a material effect on its consolidated financial statements.

Note 4. Digital Assets

The Company began mining Bitcoin in September 2020 with various subsidiaries starting mining operations throughout 2021. For the year ended December 31, 2021, the Company mined approximately 2,847 Bitcoin, resulting in $137,630 of mining revenue recognized. As of December 31, 2021, the Company holds approximately 998 Bitcoin, 1 Ether, and 977 Tether. The Company does not earn rewards by staking Ethereum.

For the period from April 1, 2020 (inception) to December 31, 2020, the Company mined approximately 285 Bitcoin, resulting in $5,150 of mining revenue recognized. As of December 31, 2020, the Company held approximately 5 Bitcoin.

For the year ended December 31, 2021 and the period from April 1, 2020 (inception) to December 31, 2020, the Company recognized impairment of digital assets of $39,570 and $68 recorded within impairment of digital assets in the accompanying consolidated statements of operations, respectively.

Rhodium Enterprises Inc.
Notes to Consolidated Financial Statements
(in thousands, except for miner amounts, share and per share amounts)

Note 5. Investments

As of December 31, 2021 and 2020, the Company had $0 and $1,136, respectively, of investment in an open-end fund, which is recorded within Prepaids and other current assets in the accompanying consolidated balance sheets. These investments are measured at fair value using estimated net asset value reported by the issuer as a practical expedient for fair value. The investment was redeemed or liquidated during the three months ended March 31, 2021. As a result, the Company did not hold any units as of December 31, 2021. As of December 31, 2020, the Company held 131,590 units at an average cost per unit of $7.60 and net asset value per unit of $8.64. Investments reported at net asset value as a practical expedient to fair value are not reported within the fair value hierarchy per ASC 820, Fair Value Measurement.

For the year ended December 31, 2021 and the period from April 1, 2020 (inception) to December 31, 2020, the Company had net realized gains from the sale of investments of $322 and $79 recorded within other income, net in the accompanying consolidated statements of operations, respectively.

Investment activity for the period from April 1, 2020 (inception) to December 31, 2020 and the year ended December 31, 2021 consisted of the following:

Year Ended December 31, 2021
Investments held at December 31, 2020	$1,136
Purchases during the period	—
Sales during the period	(1,322)
Gain recognized on sales during the period	186
Unrealized gain as of December 31, 2021	—
Investment balance as of December 31, 2021	$—
Period from April 1, 2020 (inception) to December 31, 2020
Investments held at April 1, 2020	$—
Purchases during the period	2,000
Sales during the period	(1,079)
Gain recognized on sales during the period	79
Unrealized gain as of December 31, 2020	136
Investment balance as of December 31, 2020	$1,136

Rhodium Enterprises Inc.
Notes to Consolidated Financial Statements
(in thousands, except for miner amounts, share and per share amounts)

Note 6. Property and Equipment, Net

Property and equipment, net consisted of the following:

	Estimated Life (Years)	December 31, 2021	December 31, 2020
Miners	3	$71,857	$12,647
Cooling and infrastructure equipment	10	45,813	10,526
Buildings	39	1,057	1,500
Other equipment	5 – 10	3,265	223
Construction in progress		23,863	—
Total cost of property and equipment		145,855	24,896
Less accumulated depreciation		(16,001)	(2,249)
Property and equipment, net		$129,854	$22,647

Depreciation expense for the year ended December 31, 2021 was $13,817. Depreciation expense for the period from April 1, 2020 (inception) to December 31, 2020 was $2,249.

As of December 31, 2021 and 2020, the Company had prepaid deposits on equipment purchases totaling $70,280 and $9,479, respectively, which are recorded within Deposits on equipment, current in the accompanying consolidated balance sheets.

Construction in progress consists of various projects to build out the cryptocurrency miner power infrastructure and is not depreciable until the asset is considered in service and successfully powers and runs the attached cryptocurrency miner. Completion of these projects will have various rollouts of power transformed containers, along with the powering supplies, and are designed to calibrate power from the plant to the container that houses multiple cryptocurrency miners. The balance of $23,863 as of December 31, 2021 represents open contracts with vendors that have future completion dates scheduled for the remainder of 2022.

Note 7. Income Taxes

The domestic and foreign components of total income (loss) before provision for (benefit from) income taxes is as follows:

	Year Ended December 31, 2021	Period from April 1, 2020 (inception) to December 31, 2020
United States	92,061	(712)
Foreign	—	—
Total	92,061	(712)

Rhodium Enterprises Inc.
Notes to Consolidated Financial Statements
(in thousands, except for miner amounts, share and per share amounts)

Note 7. Income Taxes (cont.)

The provision for (benefit from) income taxes is as follows:

	Year Ended December 31, 2021	Period from April 1, 2020 (inception) to December 31, 2020
Current:
Federal	14,673	—
State	830	6
Total	15,503	6

Deferred:
Federal	7,421	(187)
State	—	—
Total	7,421	(187)
Total provision for (benefit from) income taxes	22,922	(181)

A reconciliation of the Company’s effective tax rate to the statutory federal income tax rate is as follows:

	Year Ended December 31, 2021	Period from April 1, 2020 (inception) to December 31, 2020
Federal income tax (benefit)/expense at statutory rate	21.0%	21.0%
State income tax expense	0.7%	(0.6)%
Permanent items	3.2%	(0.1)%
Federal research and development tax credits	0.0%	5.1%
Effective income tax rate	24.9%	25.4%

Deferred tax assets and liabilities reflect the net tax effects of net operating loss and tax credit carryforwards and temporary differences between the carrying amount of assets and liabilities for financial reporting and the amounts used for tax purposes. Significant components of the Company’s deferred tax assets and liabilities were as follows:

	As of December 31, 2021	As of December 31, 2020
Deferred tax assets:
Federal net operating loss carryforwards	8,999	320
Unrealized gains/loss	28	—
Tax credits	6	36
Capital loss carryforwards	1,014	—
Other	33	—
Total deferred tax assets	10,080	356
Deferred tax liabilities:
Depreciation and amortization	(16,727)	(141)
Investment in partnership	(588)	—
Unrealized gain/loss	—	(28)
Total deferred tax liabilities	(17,315)	(169)
Net deferred tax assets (liabilities)	(7,235)	187

Rhodium Enterprises Inc.
Notes to Consolidated Financial Statements
(in thousands, except for miner amounts, share and per share amounts)

Note 7. Income Taxes (cont.)

As of December 31, 2021, the Company had federal net operating loss carryforwards of approximately $42,852, which are available to reduce future taxable income. The Company also had federal tax credits of $11. NOL carryforwards generated of approximately $42,852 have an indefinite carryforward period. The credit carryforwards will expire at various dates through 2041.

As of December 31, 2020, the Company had federal net operating loss carryforwards of approximately $1,523, which are available to reduce future taxable income. The Company also had federal tax credits of $40. NOL carryforwards generated of approximately $1,523 have an indefinite carryforward period. The credit carryforwards will expire at various dates through 2040.

Utilization of the NOL carryforwards and research and development tax credit carryforwards may be subject to substantial annual limitation under Section 382 of the Internal Revenue Code of 1986 due to ownership changes that have occurred previously or that could occur in the future. These ownership changes may limit the amount of NOL and research and development credit carryforwards that can be utilized annually to offset future taxable income and tax, respectively. The Company has not currently completed an evaluation of ownership changes through December 31, 2021, to assess whether utilization of the Company’s NOL or research and development credit carryforwards would be subject to an annual limitation under Section 382. However, due to 50% or greater of the ownership is still held by the founders, the Company believes that no ownership change has occurred pursuant to section 382. To the extent an ownership change occurs in the future, the NOL and credit carryforwards may be subject to limitation. Further, until a study is completed and any limitation is known, no amounts are being presented as an uncertain tax position.

The Company accounts for uncertainty in income taxes under the provisions of ASC 740 which defines the thresholds for recognizing the benefits of tax return positions in the financial statements as “more likely than not” to be sustained by the taxing authority. The tax benefit is measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. As of December 31, 2021 and 2020, the Company has recorded unrecognized tax benefits of $5 and $4, respectively.

The Company files income tax returns in the U.S. federal jurisdiction and various state jurisdictions. In the normal course of business, the Company is examined by various tax authorities, including the Internal Revenue Service in the United States. There are currently no federal or state audits in process.

Note 8. Equity

Common Stock — As of December 31, 2020, the Company consisted of the combined and consolidated financial statements of Rhodium Enterprises LLC and Rhodium JV LLC and their respective operating subsidiaries, Jordan HPC and Rhodium 30MW. Jordan HPC was formed on October 23, 2020, and funded through a total offering of $14,000, including $8,571 of promissory notes and $5,429, of which $3,839 had been received as of December 31, 2020, in Class B-Unit membership interests representing 50% ownership of Jordan. A single Class A voting unit member, Air HPC, holds the remaining 50% Class B-Unit membership interest in Jordan and is the only member with voting rights. Rhodium 30MW was formed on April 1, 2020, and funded through a total offering of $30,144, including $29,172 of promissory notes and $972 in Class B-Unit membership interests representing 30% ownership of the entity. A single Class A voting unit member, Rhodium JV, holds the remaining 70% Class B-Unit membership interests in Rhodium 30MW and is the only member with voting rights. For each respective subsidiary, Class A-Units hold all the voting rights but hold no rights to the economic results of the subsidiary. Class B-Units hold no voting rights but hold all the rights to the economic results of the subsidiary.

As of December 31, 2021, Class A common stockholders have no voting rights but have the right to the economic results of the Company, receive dividends as declared by the board of directors of the Company and upon dissolution, the right to receive pro rata distribution of remaining assets after payments to creditors. Class B common stockholders have all the voting rights but do not have any right to the economic results of the company, dividends or distributions upon liquidation.

Rhodium Enterprises Inc.
Notes to Consolidated Financial Statements
(in thousands, except for miner amounts, share and per share amounts)

Note 8. Equity (cont.)

Warrants — The Company entered into warrant purchase agreements, whereby the Company issued warrants at a purchase price of $0.125 per warrant, dated October 1, 2021, to purchase approximately 730,000 shares of the Company’s Class A common stock in exchange for approximately $91. The warrants are exercisable at any time upon issuance and expire five years after issuance. The warrants are not able to be redeemed for cash and are only able to be settled with Class A common shares of the Company through a cash or cashless exercise at an exercise price of $10.29 per share. As of December 31, 2021 there are no warrant shares outstanding. See Note 13 for further information related to the warrant purchase agreements.

Note 9. Notes Payable

Notes payable consisted of the following as of December 31, 2021 and 2020:

	December 31, 2021	December 31, 2020
$29,172 of promissory notes with an interest rate of 1.6% per annum, principal payment due at maturity of June 2024	$—	$29,172
$8,572 of promissory notes with an interest rate of 1.6% per annum, principal payment due at maturity of November 2023	—	8,572
$54,600 of promissory notes with an interest rate of 0.2% per annum, principal payment due at maturity of July 2024	54,600	—
$30,000 of current bridge loans with an interest rate of 12.0% per annum, principal payment due at maturity of June 2022	30,000	—
Total notes payable	84,600	37,744
Less current portion	30,000	—
Total notes payable – noncurrent	$54,600	$37,744

Future scheduled maturities on the outstanding borrowings for each of the next five years as of December 31, 2021 are as follows:

Years Ending December 31:
2022	$30,000
2023	—
2024	54,600
2025	—
2026	—
$84,600

February 22, 2021 — $14,000 financing of Jordan HPC LLC

Completion of an air-cooled, 25 megawatt, project-level financing of $14,000 in total (“Project Jordan”) for Jordan HPC LLC.    Project Jordan financing was used to secure additional mining equipment for 25 megawatts worth of power capacity. Project Jordan utilized existing, pre-constructed electrical infrastructure which required minimal capital expenditure from the Company in order to get the newly purchased miners operational.

The total proceeds raised in connection with Project Jordan were $14,000, which was structured as part debt and part equity. A UCC-1 statement was filed on February 22, 2021 giving the debt holder first position creditor rights on the assets of Project Jordan. The total debt raised in connection with the offering was $8,572. Such debt had a three (3) year maturity date with interest only payable annually with a balloon payment due at maturity. There is no prepayment penalty. The interest rate is 1.6% per annum, which was the applicable federal rate at the time of the offering. The debt is not convertible to equity. The debt is owed to the former non-controlling interest holders of Jordan HPC LLC. The financing round closed on February 22, 2021. Those non-controlling interest holders subsequently

Rhodium Enterprises Inc.
Notes to Consolidated Financial Statements
(in thousands, except for miner amounts, share and per share amounts)

Note 9. Notes Payable (cont.)

transferred their units in Jordan HPC LLC to Rhodium Enterprises, Inc. in exchange for Rhodium Enterprises, Inc. shares, which is described in the June 30, 2021 Corporate Reorganization transaction in Note 1. The debt was subsequently fully repaid with cash flows from operations as of June 30, 2021.

March 3, 2021 — $33,000 financing of Rhodium Encore LLC

Completion of a liquid-cooled, 25 megawatt, project-level financing of $33,000 in total (“Project Encore”) for Rhodium Encore LLC.    Project Encore financing was used to secure additional mining equipment for 25 megawatts worth of power capacity and related liquid-cooling and electrical infrastructure. Rhodium Encore LLC was formed on January 8, 2021, as a wholly-owned subsidiary of Rhodium JV LLC prior to the project-level financing of $33,000.

The total proceeds raised in connection with Project Encore was $33,000, which was structured as part debt and part equity. A UCC-1 statement was filed on March 3, 2021, giving the debt holder first position creditor rights on the assets of Project Encore. The total debt raised in connection with the offering was $23,100. Such debt had a three (3) year maturity date with interest only payable annually with a balloon payment due at maturity. There is no prepayment penalty. The interest rate is 0.20% per annum (20 basis points), which was the applicable federal rate at the time of the offering. The financing round closed on March 3, 2021. The debt is not convertible to equity. The debt is owed to the former non-controlling interest holders of Rhodium Encore LLC. Those non-controlling interest holders subsequently transferred their units in Rhodium Encore LLC to Rhodium Enterprises, Inc. in exchange for Rhodium Enterprises, Inc. shares, as of June 30, 2021.

March 18, 2021 — $45,000 financing of Rhodium 2.0 LLC

Completion of a liquid-cooled, 35 megawatt, project-level financing of $45,000 in total (“Project 2.0”) for Rhodium 2.0 LLC.    Project 2.0 financing was used to secure additional mining equipment for 35 megawatts worth of power capacity and related liquid-cooling and electrical infrastructure.

The total proceeds raised in connection with Project 2.0 was $45,000, which was structured as part debt and part equity. A UCC-1 statement was filed on March 18, 2021, giving the debt holder first position creditor rights on the assets of Project 2.0. The total debt raised in connection with the offering was $31,500. Such debt had a three (3) year maturity date with interest only payable annually with a balloon payment due at maturity. There is no prepayment penalty. The interest rate is 0.20% per annum (20 basis points), which was the applicable federal rate at the time of the offering. The financing round closed on March 18 2021. The debt is owed to the former non-controlling interests holders of Rhodium 2.0 LLC. Those non-controlling interest holders subsequently transferred their units in Rhodium 2.0 LLC to Rhodium Enterprises, Inc. in exchange for Rhodium Enterprises, Inc. shares, as of June 30, 2021.

June 17, 2021 — $30,000 in bridge loans

Rhodium Enterprises, Inc. secured $30,000 in bridge loans from various investors in order to capitalize on market purchasing power opportunities for additional ASIC miners. The bridge loans bear a 12% interest rate per annum and have a 1-year maturity date.

Note 10. Right-of-Use Assets and Lease Liabilities

On October 1, 2020, Rhodium 30MW entered into a finance lease with Arctos Capital that was used to fund the purchase of 1900 MicroBT M30S Mining Servers, for a total financed amount of $2,816, at 15.0% interest per annum payable over a 12-month term. The right-of-use asset balance as of December 31, 2020 of $2,112 was recorded within Right-of-use asset, net in the accompanying consolidated balance sheets. There was no right-of-use asset recorded as

Rhodium Enterprises Inc.
Notes to Consolidated Financial Statements
(in thousands, except for miner amounts, share and per share amounts)

Note 10. Right-of-Use Assets and Lease Liabilities (cont.)

of December 31, 2021. Payments of $145 were due monthly with the remaining balance due at maturity on October 1, 2021. Lease expense for the year ended December 31, 2021 was $1,901. Lease expense for the period from April 1, 2020 (inception) to December 31, 2020 was $333. The components of lease cost are as follows:

	Year Ended December 31, 2021	Period from April 1, 2020 (inception) to December 31, 2020
Finance lease cost:
Amortization of right-of-use asset	$2,150	$704
Interest on lease liabilities	207	101
Total lease cost	$2,357	$805
	As of December 31, 2021	As of December 31, 2020
Finance lease:
Weighted-average remaining lease term (years)	0.0	0.75
Weighted-average discount rate	15%	15%
	Year Ended December 31, 2021	Period from April 1, 2020 (inception) to December 31, 2020
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows from finance leases	$207	$101
Financing cash flows from finance leases	2,483	333

Note 11. Simple Agreement for Future Equity

In June 2021, the Company entered into a Simple Agreement for Future Equity (“SAFE”) agreement (the “SAFE Agreements”) with an investor pursuant to which the Company received funding of $50,000 in exchange for agreement to issue the investor shares of Class A common stock upon occurrence of a subsequent financing or listing event. In September 2021, the Company entered into additional SAFE Agreements of $34,375 in exchange for an agreement to issue the investor shares of Class A common stock upon occurrence of a subsequent financing or listing event.

The number of shares to be received by the SAFE Agreements investors was based on a 15% discount of the pricing in the triggering equity financing and includes a valuation cap for the overall enterprise value. In a liquidity or dissolution event, the investors’ right to receive cash out is junior to payment of outstanding indebtedness and creditor claims and on par for other SAFE Agreements and common stock. The SAFE Agreements have no interest rate or maturity date, and the SAFE investors have no voting right prior to conversion.

As of December 31, 2021, the SAFE Agreements had not yet converted as a qualifying financing had not yet occurred. Pursuant to the guidance under ASC 480, Distinguishing Liabilities from Equity, the Company determined that the value of the SAFE Agreements should be recorded as a liability in the accompanying consolidated balance sheets. For the year ended December 31, 2021, the Company recognized $(2,936), and $0 for the period from April 1, 2020 (inception) to December 31, 2020, which is recorded in SAFE valuation gain (loss) in the accompanying consolidated statements of operations.

Rhodium Enterprises Inc.
Notes to Consolidated Financial Statements
(in thousands, except for miner amounts, share and per share amounts)

Note 12. Commitments and Contingencies

Whinstone Colocation Agreements

The Company has entered into colocation hosting and servicing agreements with Whinstone US, Inc. (“Whinstone”) on June 30, 2020 with a ready for use date of September 30, 2020. These agreements provide the Company access to energy prices to power the Company’s mining operation. The Company will pay Whinstone a percentage of after-tax cash, as defined in the agreements. The Company accrues the expense each period based on the results of operating subsidiaries and the expected future cash flow requirements of those subsidiaries. The Company incurred an expense of $6,632 for the year ended December 31, 2021 and $0 and for the period from April 1, 2020 (inception) to December 31, 2020, which is recorded in Cost of revenue — colocation expense in the accompanying consolidated statements of operations. For the year ended December 31, 2021, $6,950 in cash payments were made to Whinstone. No payments were made or balances due for the period from April 1, 2020 (inception) to December 31, 2020.

As part of the Whinstone agreements, Whinstone agreed to provide at least 125MW of power to the Company and to perform all maintenance necessary to operate the Company’s miners at the facility. Pursuant to the Whinstone agreement, the Company has an unconditional monthly minimum power purchase obligation of approximately $982, or $32.7 per day, if certain minimum power draws are not met. This amount is fixed for the duration of the contract. The Company purchased $7,715 for the year ended December 31, 2021 and $614 for the period from April 1, 2020 (inception) to December 31, 2020, which is recorded within Cost of revenue in the accompanying consolidated statements of operations. The initial term of the Whinstone Agreement is three years with the option for the Company to extend to ten years.

The Company determined the agreements with Whinstone does not meet the definition of a lease in accordance with ASC 842, Leases.

NetZero Energy Lease

On August 31, 2021, Rhodium Renewables LLC, a 100% owned subsidiary of the Company, signed a binding lease agreement for a 185 megawatt site in Texas with Temple Green Data LLC, NetZero Energy LLC and/or its affiliates and/or subsidiaries (“NetZero Energy”). The site is for the exclusive use of Rhodium Renewables LLC and has a 10-year term expiring in 2032, with options to extend the term for an additional 10 years. The site is to include two single-story data server halls to be constructed on the site, approximating 51,680 and 46,880 square feet, respectively. The anticipated contractual target operational commencement dates are May 15, 2022 and August 15, 2022 for the first and second buildings, respectively. The contractual target substantial completion date is December 31, 2022.

The base rent for the site for the 10-year term is $1,087 per month. Rent payments will start once commencement date conditions are reached which are anticipated to be May 15, 2022 and August 15, 2022 for the first and second buildings, respectively. Additionally, to align the economic interests of the Company and NetZero Energy and encourage optimal electrical uptime, the Company has entered into a profit-sharing arrangement whereby the Company agrees to pay a percentage of profits generated by the Company’s subsidiary, Rhodium Renewables LLC, to NetZero Energy equal to 8%, 6% and 3% for years 1 & 2, years 3 & 4, and years 5 through 10, respectively.

The Company determined that under the agreements with NetZero, the Company does not control the asset during the construction period prior to the target operation commencement date. As such, in accordance with ASC 842, Leases, there is no lease liability or right-of-use asset recognized as of December 31, 2021. The Company determined that the agreements do meet the definition of a lease upon operational commencement in accordance with ASC 842. As of December 31, 2021, the Company has made a prepaid security deposit of $7,500 included within Other long-term assets in the accompanying consolidated balance sheets.

Rhodium Enterprises Inc.
Notes to Consolidated Financial Statements
(in thousands, except for miner amounts, share and per share amounts)

Note 12. Commitments and Contingencies (cont.)

Contingencies

From time to time, the Company is a party to or can be threatened with litigation in the ordinary course of business. The Company regularly analyzes current information, including, as applicable, the Company’s defenses and insurance coverage and, as necessary, provides accruals for probable and estimable liabilities for the eventual disposition of any matters. The Company was not a party to any material legal proceedings as of December 31, 2021 or 2020.

Note 13. Related Party Transactions

On May 3, 2021, Imperium loaned Jordan HPC an aggregate $1,600 (the “Imperium Loan”) for general corporate purposes. The Imperium Loan accrued interest at a rate of 0.0% per annum and was repaid in full two weeks later.

During the period ended December 31, 2020, the Company made a payment of approximately $400 for purchase of dry coolers to Energy Tech LLC, which at the time was a joint venture between Imperium and a third party. The Company also recorded a note receivable from this joint venture for approximately $100, which was repaid from Energy Tech LLC on February 25, 2021.

During the year ended December 31, 2021, Energy Tech LLC purchased on behalf of the Company approximately $136 of dry coolers and related engineering services from the Company’s third-party suppliers, which were subsequently purchased by the Company at cost.

During the period from April 1, 2020 (inception) to December 31, 2020, and the year ended December 31, 2021, the Company paid an aggregate of approximately $67 and $200, respectively, to entities wholly owned by Nicholas Cerasuolo, our Chief Financial Officer and a director nominee, in lieu of his salary for services rendered by Mr. Cerasuolo as our Chief Financial Officer.

On June 17, 2021, we entered into the Bridge Loan for an aggregate $30,000, with certain holders that are controlled by Malcolm Fairbairn, a director nominee and greater than 5% shareholder, or his immediate family. The Bridge Loan is comprised of (i) a $6,000 Valley Promissory Note, (ii) a $4,000 Soleil Promissory Note, and (iii) a $20,000 Transcend Promissory Note. Each promissory note matures on June 17, 2022, and accrues interest at 1.0% per month. During the year ended December 31, 2021, the Company paid (i) no principal or interest on the Valley Promissory Note ($389 in interest has accrued), (ii) no principal or interest on the Soleil Promissory Note ($259 in interest has accrued) and (iii) no principal or interest on the Transcend Promissory Note ($1,295 in interest has accrued).

In connection with the Bridge Loan, on July 2, 2021, the Company entered into the Warrant Purchase Agreements with certain trusts that are affiliated with the parties to the Bridge Loan. Such affiliates are also controlled by Mr. Fairbairn and his immediate family. Pursuant to the Warrant Purchase Agreements, on October 1, 2021, the Company issued warrants to purchase an aggregate of approximately 730,000 shares of Class A common stock (collectively, the “Warrants”) for an aggregate $91, at an exercise price of $10.29 per share, subject to adjustment as provided in each Warrant, as applicable. The Warrants are currently exercisable and expire on October 1, 2026.

Financing rounds for the Company’s subsidiaries, the following related party transactions were entered into with the same terms contemporaneous as other third parties.

•        On June 1, 2020, a trust owned by the father of Cameron and Chase Blackmon, loaned $968 to Rhodium 30MW pursuant to a promissory note that matures on May 31, 2023, and has an interest rate of 1.6% per annum. As of December 31, 2021, $15 has been paid in interest and the principal was repaid on September 10, 2021.

Rhodium Enterprises Inc.
Notes to Consolidated Financial Statements
(in thousands, except for miner amounts, share and per share amounts)

Note 13. Related Party Transactions (cont.)

•        On June 1, 2020, an entity partially owned by Mr. Cerasuolo, loaned $290 to Rhodium 30MW pursuant to a promissory note that matures on May 31, 2023, and has an interest rate of 1.60% per annum. As of December 31, 2021, $5 has been paid in interest and the principal was repaid on September 10, 2021.

•        On June 1, 2020, an entity controlled by Mr. Fairbairn, loaned $290 to Rhodium 30MW pursuant to a promissory note that matures on May 31, 2023, and has an interest rate of 1.60% per annum. As of December 31, 2021, $5 has been paid in interest and the principal was repaid on September 10, 2021.

•        On December 1, 2020, an entity controlled by Mr. Fairbairn, loaned $1,300 to Jordan HPC pursuant to a promissory note that matures on December 1, 2023, and has an interest rate of 1.60% per annum. Interest of $8 was paid during the year ended December 31, 2021 and the principal was repaid on April 30, 2021.

•        On January 16, 2021, a trust owned by the father of Cameron and Chase Blackmon, loaned $2,100 to Rhodium 2.0 pursuant to a promissory note that matures on July 30, 2024, and has an interest rate of 0.2% per annum. As of December 31, 2021, $4 has been accrued in interest and the principal amount was still outstanding.

•        On January 19, 2021, an entity partially owned by Mr. Cerasuolo, loaned $70 to Rhodium 2.0 pursuant to a promissory note that matures on July 30, 2024, and has an interest rate of 0.20% per annum. As of December 31, 2021, $0.1 had been accrued in interest and $70 was still outstanding.

•        On February 1, 2021, entities controlled by Mr. Fairbairn and his immediate family, loaned $17,500 to Rhodium Encore pursuant to a promissory note that matures on July 30, 2024, and has an interest rate of 0.20% per annum. As of December 31, 2021, $32 has been accrued in interest and the principal amount was still outstanding.

•        On September 24, 2021, we entered into a SAFE with a trust controlled by the father of Cameron and Chase Blackmon, pursuant to which we issued rights to receive shares of our Class A common stock for an aggregate purchase price of $1,000. See Note 11 for further information related to the SAFE agreements.

•        In connection with the Corporate Reorganization, an entity partially owned by Mr. Cerasuolo, received 291,695 shares of our Class A common stock in exchange for its ownership interests in Rhodium 30MWLLC and Rhodium 2.0 LLC.

In connection with the capitalization of the operating subsidiaries of the Company, certain entities controlled by Malcolm Fairbairn, a director nominee, or his immediate family, subscribed for, and purchased interests in certain operating subsidiaries of the Company. In connection with the Corporate Reorganization on June 30, 2021, such entities received an aggregate 21,454,443 shares of Class A common stock.

Note 14. Earnings Per Share

Basic earnings per share (“EPS”) of common stock is computed by dividing the Company’s earnings by the weighted average number of shares of common stock outstanding during the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the entity. There are no securities that could be potentially dilutive as of December 31, 2021.

Rhodium Enterprises Inc.
Notes to Consolidated Financial Statements
(in thousands, except for miner amounts, share and per share amounts)

Note 14. Earnings Per Share (cont.)

The following table sets forth reconciliations of the numerators and denominators used to compute basic earnings per share of Class A common stock:

Period from July 1 to December 31, 2021
Numerator
Net income(1)	$54,228
Less: Net income attributable to non-controlling interests	$26,862
Net income attributable to Class A common shareholders	$27,366
Denominator
Weighted average shares of Class A common shares outstanding	110,593,401
Basic net income per share	$0.25

The following table sets forth reconciliations of the numerators and denominators used to compute diluted earnings per share of Class A common stock:

Period from July 1 to December 31, 2021
Numerator
Net income(1)	$54,228
Less: Net income attributable to non-controlling interests	$26,862
Net income attributable to Class A common shareholders	$27,366
Denominator
Weighted average shares of Class A common shares outstanding	110,897,094
Basic net income per share	$0.25

____________

(1)      Basic and diluted earnings per share of Class A common stock is presented only for the period after the Company’s Corporate Reorganization. As such, net income used in the calculation represents the income for the period from July 1, 2021 through December 31, 2021.

Note 15. Subsequent Events

The Company evaluated subsequent events and transactions that occurred after the balance sheet date, December 31, 2021, up to the date that the consolidated financial statements were available to be issued on March 15, 2022.

On February 2, 2022 and February 3, 2022, the Company liquidated 985.4 Bitcoin for an average sale price of $37,078 per Bitcoin.

Annex A

Execution Version
Strictly Confidential

AGREEMENT AND PLAN OF MERGER

by and among

SILVERSUN TECHNOLOGIES, INC.,

RHODIUM ENTERPRISES ACQUISITION CORP.,

RHODIUM ENTERPRISES Acquisition LLC

and

RHODIUM ENTERPRISES, INC.

_________________________

Dated as of September 29, 2022

Annex A-i

Annex A-ii

Disclosure Schedules

Company Disclosure Schedule
Parent Disclosure Schedule

Annex A-iii

Exhibits

Exhibit A:	Separation Agreement
Exhibit B:	Parent Voting and Support Agreement
Exhibit C:	Company Voting and Support Agreement
Exhibit D:	Parent Certificate of Incorporation
Exhibit E:	Parent Bylaws
Exhibit F:	Rhodium Technologies LLCA
Exhibit G:	Tax Receivable Agreement

Annex A-iv

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER, dated as of September 29, 2022 (this “Agreement”), by and among SilverSun Technologies, Inc., a Delaware corporation (“Parent”), Rhodium Enterprises Acquisition Corp., a Delaware corporation and direct wholly owned subsidiary of Parent (“Merger Sub I”), Rhodium Enterprises Acquisition LLC, a Delaware limited liability company and direct wholly owned subsidiary of Parent (“Merger Sub II” and together with Parent and Merger Sub I, the “Parent Entities”), and Rhodium Enterprises, Inc., a Delaware corporation (the “Company”, and collectively with Parent, Merger Sub I and Merger Sub II, the “Parties”).

RECITALS

WHEREAS, the Parties intend that on the Closing Date, (a) upon the terms and subject to the conditions of this Agreement and in accordance with the Delaware General Corporation Law (“DGCL”), Merger Sub I will merge with and into the Company (the “First Merger”), with the Company surviving the First Merger as a wholly owned subsidiary of Parent, and (b) upon the terms and subject to the conditions of this Agreement and in accordance with the DGCL and the Limited Liability Company Act of the State of Delaware (the “DLLCA”), the Company will merge with and into Merger Sub II (the “Second Merger”, and together with the First Merger, the “Mergers”, and the Mergers together with the other transactions contemplated hereby, the “Transactions”), with Merger Sub II surviving the Second Merger as a wholly owned subsidiary of Parent;

WHEREAS, immediately prior to the Mergers, Parent intends to distribute all of the issued and outstanding common stock of SWK Technologies Holdings, Inc., a Delaware corporation and direct wholly owned subsidiary of Parent (“SWK HoldCo” and such common stock, the “SWK Common Stock”), to each stockholder of Parent as of the close of business on the date determined by the board of directors of Parent (the “Parent Board”) (or a committee of the Parent Board) (which date, for the avoidance of doubt, shall be prior to the Closing Date, the “Record Date”, and such transfer, the “Holdings Transfer”), pursuant to that certain Separation and Distribution Agreement, by and between Parent and SWK HoldCo, in the form attached hereto as Exhibit A (the “Separation Agreement”);

WHEREAS, in connection with the First Merger, the Parent legacy stockholders and option holders will retain approximately 6.22% of the Parent Class A Common Stock (on a fully diluted basis but excluding the Parent Class B Common Stock) and the Company legacy stockholders and equity holders will receive approximately 93.78% of the Parent Class A Common Stock (on a fully diluted basis but excluding the Parent Class B Common Stock) and 100% of the Parent Class B Common Stock, in each case, in accordance with this Agreement;

WHEREAS, promptly following (but in any event on the same Business Day as) the Second Effective Time, Parent shall distribute a dividend of at least $1.50 per share (assuming no stock splits or similar transactions prior to the Record Date) to the Parent stockholders as of the Record Date (the “Dividend”) from $10,000,000 cash to be received from the Company in connection with the Mergers on the Closing Date (the “Parent Cash Amount”);

WHEREAS, the Parent Board has unanimously (a) approved, adopted and declared advisable this Agreement and the Transactions, including the Mergers, the Holdings Transfer and the Dividend, (b) declared that it is in the best interests of the stockholders of Parent that Parent enter into this Agreement and consummate the Transactions, including the Mergers, the Holdings Transfer and the Dividend, on the terms and subject to the conditions set forth in this Agreement, (c) directed that the adoption of this Agreement be submitted to a vote at a meeting of the stockholders of Parent, and (d) recommended to the stockholders of Parent that they adopt and approve of this Agreement, the Ancillary Agreements and the Transactions (the “Parent Board Recommendation”);

WHEREAS, the board of directors of the Company (the “Company Board”) has unanimously (a) approved and declared advisable this Agreement and the Mergers, (b) declared that it is in the best interests of the stockholders of the Company that the Company enter into this Agreement and consummate the Mergers, on the terms and subject to the conditions set forth in this Agreement, (c) directed that the adoption of this Agreement be submitted to a vote of the stockholders of the Company and (d) recommended to the stockholders of the Company that they adopt and approve of this Agreement, the Ancillary Agreements and the Transactions (the “Company Board Recommendation”);

WHEREAS, the board of directors of Merger Sub I has approved and declared advisable, this Agreement and the First Merger on the terms and conditions set forth in this Agreement, and Parent, in its capacity as the sole stockholder of Merger Sub I will, approve and adopt this Agreement by written consent immediately following its execution;

Annex A-1

WHEREAS, the sole member of Merger Sub II has approved and declared advisable, this Agreement and the Second Merger on the terms and conditions set forth in this Agreement, and Parent, in its capacity as the sole member of Merger Sub II will, approve and adopt this Agreement by written consent immediately following its execution;

WHEREAS, certain directors and executive officers and certain stockholders of Parent have, concurrently with the execution and delivery of this Agreement and in their capacity as stockholders, entered into a voting and support agreement with the Company in the form attached as Exhibit B (each, a “Parent Voting and Support Agreement”), pursuant to which such directors, officers and stockholders are agreeing to vote in favor of the adoption of this Agreement and the Ancillary Agreements and to take (and refrain from taking) certain other actions in connection with the Transactions, including the Mergers, in each case, on the terms set forth in the Parent Voting and Support Agreement;

WHEREAS, certain directors, executive officers and certain stockholders of the Company have, concurrently with the execution and delivery of this Agreement and in their capacity as stockholders of the Company, entered into a voting and support agreement with Parent in the form attached as Exhibit C (each, a “Company Voting and Support Agreement”) pursuant to which such directors, officers and stockholders are agreeing to, as promptly as practicable following the effectiveness of the Parent Registration Statement, (a) approve, by written consent or by vote at a duly held meeting of the stockholders of the Company the execution, delivery and performance of this Agreement, the Ancillary Agreements, and the Transactions, including the Mergers, and (b) adopt this Agreement and the Ancillary Agreements and to take (and refrain from taking) certain other actions in connection with the Transactions, in each case, on the terms set forth in the Company Voting and Support Agreement;

WHEREAS, prior to the First Effective Time, (a) Parent shall file the Parent Certificate of Incorporation with the Secretary of State of the State of Delaware, and (b) the Company shall complete the Pre-Closing REI Reorganization; and

WHEREAS, for U.S. federal income Tax purposes, (a) each of the Parties intends that the Mergers, taken together, will constitute a single integrated transaction that qualifies as a “reorganization” within the meaning of Section 368(a) of the Code and the Treasury Regulations promulgated under the Code and (b) this Agreement is adopted as a plan of reorganization with respect to such “reorganization” for purposes of Sections 354, 361 and 368 of the Code and Treasury Regulations Section 1.368-2(g) and 1.368-3(a).

NOW, THEREFORE, in consideration of the mutual representations, warranties, covenants and agreements set forth in this Agreement and for other good and valuable consideration, the receipt and sufficiency of which are acknowledged, the Parties, intending to be legally bound, agree as follows:

Article I.    THE MERGERS

Section 1.01        The Mergers.

(a)         Upon the terms and subject to the conditions set forth in this Agreement, on the Closing Date and at the First Effective Time, Merger Sub I shall be merged with and into the Company in accordance with the DGCL. As a result of the First Merger, Merger Sub I shall cease to exist, and the Company shall continue as the surviving corporation of the First Merger (the “First Surviving Company”).

(b)         Upon the terms and subject to the conditions set forth in this Agreement, on the Closing Date and at the Second Effective Time, the First Surviving Company shall be merged with and into Merger Sub II in accordance with the DGCL and the DLLCA. As a result of the Second Merger, the First Surviving Company shall cease to exist, and Merger Sub II shall continue as the surviving company of the Second Merger (the “Surviving Company”).

Section 1.02        Closing.    Subject to the satisfaction or waiver of all of the conditions to closing contained in Article VI, the closing of the Mergers (the “Closing”) shall take place (a) remotely by exchange of documents and signatures (or their electronic counterparts) on the third Business Day after the day on which the conditions set forth in Article VI (other than any conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions) are satisfied or waived in accordance with this Agreement or (b) at such other place and time as Parent and the Company may mutually agree in writing. The date on which the Closing occurs is referred to as the “Closing Date.”

Annex A-2

Section 1.03        Effective Time.    Upon the terms and subject to the conditions set forth in this Agreement, as soon as practicable on the Closing Date, (a) the Company shall cause the First Merger to be consummated by filing a certificate of merger with the Secretary of State of the State of Delaware, executed in accordance with, and in such form as is required by, the relevant provisions of the DGCL (the “First Certificate of Merger”), and shall make all other filings, recordings or publications required under the DGCL in connection with the First Merger and then immediately thereafter (b) Merger Sub II shall cause the Second Merger to be consummated by filing a certificate of merger with the Secretary of State of the State of Delaware, executed in accordance with, and in such form as is required by, the relevant provisions of the DGCL and the DLLCA (the “Second Certificate of Merger” and together with the First Certificate of Merger, the “Certificates of Merger”), and shall make all other filings, recordings or publications required under the DGCL and the DLLCA in connection with the Second Merger. The First Merger shall become effective at the time that the properly executed and certified copy of the First Certificate of Merger is filed and accepted by the Secretary of State of the State of Delaware or, to the extent permitted by applicable Law, at such later time as is agreed to by the Parties prior to the filing of such First Certificate of Merger and specified in the First Certificate of Merger (the time at which the First Merger becomes effective is herein referred to as the “First Effective Time”). The Second Merger shall become effective at the time that the properly executed and certified copy of the Second Certificate of Merger is filed and accepted by the Secretary of State of the State of Delaware or, to the extent permitted by applicable Law, at such later time as is agreed to by the Parties prior to the filing of such Second Certificate of Merger and specified in the Second Certificate of Merger, but in all events after the First Effective Time (the time at which the Second Merger becomes effective is referred to as the “Second Effective Time” or the “Effective Time”).

Section 1.04        Effects of the Mergers.    At the First Effective Time, the effect of the First Merger shall be as provided in the applicable provisions of the DGCL, this Agreement and the First Certificate of Merger. As a result of the First Merger, the Company will become a direct wholly owned subsidiary of Parent. At the Second Effective Time, the effect of the Second Merger shall be as provided in the applicable provisions of the DGCL and the DLLCA, this Agreement and the Second Certificate of Merger.

Section 1.05        Closing Deliverables.

(a)         Parent Entities Closing Deliverables.    At the Closing, the Parent Entities shall deliver, or cause to be delivered, to the Company, the following:

(i)          duly executed counterpart to the Tax Receivable Agreement;

(ii)         a written resignation, in a form reasonably satisfactory to the Company, dated as of the Closing Date and effective as of the Effective Time, executed by each of the officers and directors of the Parent Entities who are not to continue as officers or directors of such Parent Entity after the Closing pursuant to Section 5.15(a) of this Agreement (collectively, the “D&O Resignations”);

(iii)        evidence of the filing with, and acceptance by, the Office of the Secretary of State of the State of Delaware of the Parent Certificate of Incorporation;

(iv)        the Registration Rights Agreement (the “Registration Rights Agreement”), duly executed by Parent;

(v)         the Parent Bylaws, duly adopted by the Parent Board;

(vi)        payoff letters with respect to, or other documentation necessary to evidence the payoff of, any Expenses of the Parent Entities (other than any Company Payoff Expenses) evidencing the full payoff and satisfaction of such Expenses, as paid pursuant to the wire instructions set forth in such letter (the “Payoff Letters”);

(vii)       the Management Agreement (as defined in the Separation Agreement), in a form reasonably acceptable to the Company, duly executed by the parties to the Management Agreement;

(viii)      a certificate, signed by the executive officers of the Parent, effective as of the effectiveness of the Parent Registration Statement, in a form reasonably satisfactory to the Company, certifying as to their knowledge with respect to certain matters related to the Separation Agreement;

Annex A-3

(ix)        evidence of the termination, in a form reasonably satisfactory to the Company, of all employment agreements entered into by Parent, including that certain Employment Agreement, dated February 4, 2016, as amended on November 11, 2021, by and between Parent and Mark Meller, in each case, with no liability (including severance) remaining with Parent after such termination; and

(x)         duly executed counterpart to the Stockholders Agreement, in a form reasonably satisfactory to Parent and the Company (the “Stockholders Agreement”).

(b)         Company Closing Deliverables.    At the Closing, the Company shall deliver, or cause to be delivered, to Parent, the following:

(i)          duly executed counterpart to the Tax Receivable Agreement;

(ii)         the Registration Rights Agreement, duly executed by the stockholders of the Company party to the Registration Rights Agreement;

(iii)        the Rhodium Technologies LLCA, duly executed by the Surviving Company and the members of Rhodium Technologies;

(iv)        immediately following the Mergers, an amount equal to Parent Cash Amount minus the Company Payoff Expenses; and

(v)         the Stockholders Agreement, duly executed by the stockholders party to the Stockholders Agreement.

Section 1.06        Organizational Documents.

(a)         First Surviving Company Organizational Documents.    The certificate of incorporation of the Company in effect at the First Effective Time shall be the certificate of incorporation of the First Surviving Company, except such certificate of incorporation shall be amended and restated in its entirety, other than its name, to read like the certificate of incorporation of Merger Sub I, until amended in accordance with applicable Law. The bylaws of Merger Sub I in effect at the First Effective Time shall be the bylaws of the First Surviving Company until amended in accordance with the provisions of such bylaws.

(b)         Surviving Company Organizational Documents.    The certificate of formation of Merger Sub II in effect at the Second Effective Time shall be the certificate of formation of the Surviving Company until amended in accordance with applicable Law. The limited liability company agreement of Merger Sub II in effect at the Second Effective Time shall be the limited liability company agreement of the Surviving Company until amended in accordance with applicable Law.

(c)         Parent Organizational Documents.    Immediately prior to the First Effective Time, the certificate of incorporation of Parent shall be, and Parent shall take or cause to be taken all action required to cause the certificate of incorporation of Parent to be, amended and restated to be in the form attached hereto as Exhibit D (the “Parent Certificate of Incorporation”), until thereafter amended in accordance with such certificate of incorporation and applicable Law, which shall, among other matters, update references to Rhodium Enterprises, Inc. to reflect the post-closing structure following the Transactions, change the name of Parent to “Rhodium Enterprises, Inc.” or such other name chosen by the Company and approved, in writing, by Parent (which approval shall not be unreasonably withheld, delayed or conditioned), change the number of authorized shares of Parent Class A Common Stock and Parent Class B Common Stock and set forth the rights and preferences of such shares of Parent Class A Common Stock and Parent Class B Common Stock, and effectuate the Reverse Stock Split. Immediately prior to the Effective Time, the bylaws of Parent shall be, and Parent shall take or cause to be taken all action required to cause the bylaws of the Parent to be, amended and restated to be in the form attached hereto as Exhibit E (the “Parent Bylaws”).

(d)         Rhodium Technologies Organizational Documents.    At the Closing, the limited liability company agreement of Rhodium Technologies LLC (“Rhodium Technologies”) shall be, and Parent and the Surviving Company shall take or cause to be taken all action required to cause the limited liability company agreement of Rhodium Technologies to be, amended and restated to be in the form attached hereto as Exhibit F (the “Rhodium Technologies LLCA”), until thereafter amended in accordance with such limited liability company agreement and

Annex A-4

applicable Law, which shall, among other matters, update references to Rhodium Enterprises, Inc. and adjust the number of outstanding units held by the members of Rhodium Technologies to reflect the post-closing structure following the Transactions.

Section 1.07        Directors and Officers.

(a)         Parent Board.    The Parties shall take all necessary actions such that, until successors are duly elected or appointed and qualified in accordance with applicable Law, or until their earlier death, resignation or removal in accordance with the organizational documents of Parent, the Parent Board shall comprise of seven individuals as designated by the Company and set forth on Section 1.07(a) of the Company Disclosure Schedule and Imperium shall have the right to one board observer on the Parent Board pursuant to the Stockholders Agreement.

(b)         Officers of Parent.    The Parties shall take all necessary actions such that, from and after the Effective Time, until successors are duly elected or appointed and qualified in accordance with applicable Law, or until their earlier death, resignation or removal in accordance with the organizational documents of Parent, the officers of Parent shall be as set forth on Section 1.07(b) of the Company Disclosure Schedule.

(c)         Merger Sub Board of Directors and Officers.    The Parties shall take all necessary actions such that, from and after the First Effective Time, until successors are duly elected or appointed and qualified in accordance with applicable Law, or until their earlier death, resignation or removal in accordance with the organizational documents of the First Surviving Company, (i) the directors of the Company immediately prior to the First Effective Time shall be the directors of the First Surviving Company and (ii) the officers of the Company immediately prior to the First Effective Time shall be the officers of the First Surviving Company, in each case, as set forth on Section 1.07(c) of the Company Disclosure Schedule. The Parties shall take all necessary actions such that, from and after the Second Effective Time, until successors are duly elected or appointed and qualified in accordance with applicable Law, or until their earlier death, resignation or removal in accordance with the organizational documents of the Surviving Company, (i) the managers of Merger Sub II immediately prior to the Second Effective Time shall be the managers of the Surviving Company and (ii) the officers of First Surviving Company immediately prior to the Second Effective Time shall be the officers of the Surviving Company, in each case, as set forth on Section 1.07(c) of the Company Disclosure Schedule.

Section 1.08        Tax Treatment.    Each of the Parties intends that, for U.S. federal income tax, and as applicable, state and local Tax purposes, (i) the Mergers, taken together as an integrated transaction, shall be treated as a reorganization under Section 368(a) of the Code and (ii) this Agreement is adopted as a plan of reorganization with respect to such “reorganization” for purposes of Section 354, 361 and 368 of the Code and Treasury Regulations Section 1.368-2(g) and 1.368-3(a) (collectively, the “Intended Tax Treatment”). Unless required to do so pursuant to a “determination” within the meaning of Section 1313(a) of the Code, each Party shall file all Tax Returns consistent with, the Intended Tax Treatment and take no position inconsistent with such treatment (whether in connection with any audit, examination or other Tax proceeding, on any Tax Return or otherwise) and to cooperate with each other Party to make any filings, statements or reports required to effect, disclose or report the Mergers as qualifying for the Intended Tax Treatment. Each Party shall use commercially reasonably efforts to cause the Mergers to qualify for the Intended Tax Treatment. From and after the date of this Agreement, none of the Parties shall, nor shall they permit any of their respective Affiliates to, knowingly take any action, cause any action to be taken or omit to take any action which could reasonably be expected to cause the Transactions to fail to qualify for the Intended Tax Treatment. Each Party shall use commercially reasonable efforts to promptly notify the other Party in writing if, before the Closing, such Party knows or reasonably expects that the Mergers may not qualify for the Intended Tax Treatment (and whether the terms of this Agreement could be reasonably amended to facilitate such qualification).

Article II.    EFFECT OF THE MERGERS ON CAPITAL STOCK

Section 2.01        Conversion of Capital Stock.

(a)         Valuation. The Parties agree that it is the Parties’ intent that, upon consummation of the Transactions, the Parent legacy stockholders and option holders will retain approximately 6.22% of the Parent Class A Common Stock (on a fully diluted basis but excluding the Parent Class B Common Stock) and the Company legacy stockholders and equity holders will receive approximately 93.78% of the Parent Class A Common Stock (on a fully diluted basis but excluding the Parent Class B Common Stock) and 100% of the Parent Class B Common Stock, in each case, in accordance with the terms of this Agreement. Accordingly, the Parties agree that for all purposes of this

Annex A-5

Agreement: (i) the agreed pro forma net equity value of Parent after giving effect to the Mergers is $671,875,172 (the “Pro Forma Valuation”), (ii) based on such Pro Forma Valuation the agreed value of the consideration to be received by the Company legacy stockholders and equity holders is $650,375,000 (the “Rhodium Valuation”), and (iii) the Company SAFEs shall receive Parent Class A Common Stock at the First Effective Time based on the Rhodium Valuation. It is further agreed that the Parent legacy stockholders and option holders shall hold Parent Class A Common Stock with a value, based on the Pro Form Valuation, no less than 3.2% of the Pro Forma Valuation at Closing, as confirmed in Section 2.01(a) of the Company Disclosure Schedule.

(b)         Treatment of Parent Common Stock.    Prior to the Effective Time and immediately following the Reverse Stock Split, by virtue of filing the Parent Certificate of Incorporation and without any additional action on the part of any Parent Entity, the Company or the holders of any of the following securities, each share of Parent Common Stock issued and outstanding immediately prior to the filing the Parent Certificate of Incorporation shall automatically be converted into one validly issued, fully paid and nonassessable share of Parent Class A Common Stock.

(c)         Mergers.    By virtue of the Mergers and without any additional action on the part of any Parent Entity, the Company or the holders of any of the following securities:

(i)          At the First Effective Time, by virtue of the First Merger and without any additional action on the part of any Parent Entity, the Company or the holders of any of the following securities:

(A)        Company Class A Common Stock.    Each share of Company Class A Common Stock issued and outstanding immediately prior to the First Effective Time (other than Dissenting Shares and Excluded Company Shares) shall automatically be converted into the right to receive a number of validly issued, fully paid and nonassessable shares of Parent Class A Common Stock equal to the Class A Exchange Ratio (the “Class A Merger Consideration”).

(B)         Company Class B Common Stock.    Each share of Company Class B Common Stock issued and outstanding immediately prior to the First Effective Time (other than Dissenting Shares and Excluded Company Shares) shall automatically be converted into the right to receive a number of validly issued, fully paid and nonassessable shares of Parent Class B Common Stock equal to the Class B Exchange Ratio (the “Class B Merger Consideration” and together with the Class A Merger Consideration, the “Merger Consideration”).

(C)         Merger Sub I Common Stock.    Each share of Merger Sub I Common Stock issued and outstanding immediately prior to the First Effective Time, automatically shall be converted into and exchanged for one validly issued, fully paid and nonassessable share of common stock of the First Surviving Company.

(D)        Treasury Stock of the Company.    Each share of Company Common Stock held in the treasury of the Company, owned by the Company or any of its direct or indirect wholly owned Subsidiaries or by Parent or any of its Affiliates at the First Effective Time (collectively, the “Excluded Company Shares”) shall be canceled automatically and shall cease to exist, and no consideration shall be paid for those Excluded Company Shares.

(ii)         At the Second Effective Time, by virtue of the Second Merger and without any additional action on the part of any Parent Entity, the Company or the holders of any of the following securities, each share of capital stock of the First Surviving Company shall be cancelled and each limited liability company interest of Merger Sub II issued and outstanding immediately prior to the Second Effective Time shall be converted into and become one validly issued, fully paid and (to the extent applicable) non-assessable limited liability company interest of the Surviving Company with the same rights, powers and privileges as the limited liability company interests so converted and shall constitute the only outstanding limited liability company interests of the Surviving Company.

(d)         Conversion of Company Common Stock.    All shares of Company Common Stock that have been converted pursuant to Section 2.01(c)(i)(A) and Section 2.01(c)(i)(B) shall be canceled automatically and shall cease to exist, and the holders of (A) certificates which immediately before the First Effective Time represented such shares (the “Company Stock Certificates”) or (B) shares represented by book-entry (the “Company Book-Entry Shares”) shall cease to have any rights with respect to those shares, other than the right to receive the Merger Consideration in accordance with Section 2.02.

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(e)         Equitable Adjustment.    If at any time during the period between the date of this Agreement and the First Effective Time, any change in the outstanding shares of capital stock of Parent or the Company shall occur as a result of any reclassification, recapitalization, reorganization, stock split (including a reverse stock split only to the extent such split has not been previously taken into account in calculating the Exchange Ratio) or combination, exchange or readjustment of shares, or any stock dividend or stock distribution is declared with a record date during such period, the Merger Consideration shall be equitably adjusted to reflect such change without any increase in aggregate amounts payable.

(f)          Fractional Shares.    No fractional shares of Parent Class A Common Stock or Parent Class B Common Stock shall be issued in connection with the First Merger, and no certificates or scrip for any such fractional shares shall be issued, and such fractional share interests shall not entitle the owner thereof to vote or to any rights as a holder of Parent Class A Common Stock or Parent Class B Common Stock. If the conversion of any Company Common Stock pursuant to this Section 2.01 would result in the issuance of a fractional share of Parent Class A Common Stock or Parent Class B Common Stock, such fractional share will be rounded down to the nearest whole number of shares of Parent Class A Common Stock or Parent Class B Common Stock, as applicable, if it is less than the fraction of one-half (0.5) of one share of Parent Class A Common Stock or Parent Class B Common Stock, as applicable, or rounded up to the nearest whole number of shares of Parent Class A Common Stock or Parent Class B Common Stock, as applicable, if the said product is greater than or equal to the fraction of one-half (0.5) of one share of Parent Class A Common Stock or Parent Class B Common Stock, as applicable.

Section 2.02        Surrender and Payment.

(a)         Exchange Agent.    Prior to the First Effective Time, Parent and the Company shall appoint Pacific Stock Transfer Co., Inc., to serve as exchange and payment agent (the “Exchange Agent”), for the purpose of exchanging the Company Stock Certificates, if any, for the consideration payable in respect of Company Common Stock and will enter into an agreement with such Exchange Agent on terms reasonably satisfactory to the Company.

(b)         Exchange Fund.    On or prior to the Closing Date, Parent and the Company shall cause to be deposited with the Exchange Agent, in trust for the benefit of the holders of Company Common Stock, the aggregate Merger Consideration, issuable in connection with the First Merger. All book-entry shares representing Parent Class A Common Stock and Parent Class B Common Stock deposited by Parent with the Exchange Agent for distribution pursuant to this Article II are referred to in this Agreement as the “Exchange Fund.” The Exchange Agent will, pursuant to irrevocable instructions to be delivered to the Exchange Agent by Parent and the Company, deliver the appropriate Parent Class A Common Stock and Parent Class B Common Stock out of the Exchange Fund to holders of Company Common Stock, as applicable, pursuant to the provisions of this Article II. The Exchange Fund will not be used for any other purpose.

(c)         Exchange Procedures.

(i)          Letter of Transmittal.    As promptly as practicable but in no event later than two Business Days following the First Effective Time, Parent shall, or shall cause the Exchange Agent to, mail to each holder of record of a share of Company Common Stock converted pursuant to Section 2.01(c)(i)(A) and Section 2.01(c)(i)(B), respectively, (A) a letter of transmittal in customary form, specifying that delivery shall be effected, and risk of loss and title to such holder’s shares shall pass, only upon proper delivery of the Company Stock Certificate, as applicable, to the Exchange Agent or, in the case of Company Book-Entry Shares, upon adherence to the procedures set forth in the letter of transmittal and (B) instructions for surrendering such Company Stock Certificates or Company Book-Entry Shares.

(ii)         Surrender of Shares of Company Common Stock.    Upon surrender of a Company Stock Certificate or of a Company Book-Entry Share for cancellation to the Exchange Agent in accordance with the instructions provided by the Exchange Agent pursuant to Section 2.02(c)(i) above, together with a duly executed and completed letter of transmittal and any other documents reasonably required by the Exchange Agent, the holder of that Company Stock Certificate or Company Book-Entry Share shall be entitled to receive, and the Exchange Agent shall issue in exchange therefor, the Class A Merger Consideration or the Class B Merger Consideration, as applicable, in accordance with Section 2.01(c)(i)(A) and Section 2.01(c)(i)(B), respectively, in respect of the number of shares formerly evidenced by that Company Stock Certificate or Company Book-Entry Share.

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(iii)        Unregistered Transferees.    If any Merger Consideration is to be paid to a Person other than the Person in whose name the surrendered Company Stock Certificate is registered, then the Merger Consideration may be paid to such a transferee so long as (A) the surrendered Company Stock Certificate is accompanied by all documents required by Parent or the Company, as applicable, to evidence and effect that transfer and (B) the Person requesting such payment (1) pays any applicable transfer taxes or (2) establishes to the reasonable satisfaction of Parent and the Exchange Agent that any such transfer taxes have already been paid or are not applicable.

(iv)        No Other Rights.    Until surrendered in accordance with this Section 2.02(c), each Company Stock Certificate and each Company Book-Entry Share shall be deemed, from and after the First Effective Time, to represent only the right to receive the Merger Consideration. Any Merger Consideration paid upon the surrender of any Company Stock Certificate or Company Book-Entry Share shall be deemed to have been paid in full satisfaction of all rights pertaining to such Company Stock Certificate or Company Book-Entry Share and the shares of Company Common Stock formerly represented by it.

(d)         Lost, Stolen or Destroyed Certificates.    If any Company Stock Certificate is lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Company Stock Certificate to be lost, stolen or destroyed and, if required by Parent, the posting by such Person of a bond, in such reasonable amount as Parent may direct, as indemnity against any claim that may be made against it with respect to such Company Stock Certificate, the Exchange Agent shall pay, in exchange for such affidavit claiming such Company Stock Certificate is lost, stolen or destroyed, the Merger Consideration, to such Person in respect of the shares of the Company Common Stock represented by such Company Stock Certificate.

(e)         No Further Transfers.    At the First Effective Time, the stock transfer books of the Company shall be closed and there shall be no further registration of transfers of the shares of Company Common Stock that were outstanding immediately before the First Effective Time.

(f)          Required Withholding.    Each of Parent, the Surviving Company and the Exchange Agent shall be entitled to deduct and withhold from any consideration otherwise payable under this Agreement such amounts as may be required to be deducted or withheld from such consideration under the Internal Revenue Code of 1986, as amended (the “Code”), or any other applicable state, local or foreign Law. The Parties shall use commercially reasonably efforts to minimize or eliminate any such withholding. To the extent that any amounts are so deducted and withheld and paid to the appropriate Governmental Authorities, those amounts shall be treated as having been paid to the Person in respect of whom such deduction or withholding was made for all purposes under this Agreement.

(g)         No Liability.    None of Parent, the First Surviving Company, the Surviving Company or the Exchange Agent (or any of their respective officers, directors, managers, employees, agents or Affiliates) shall be liable to any holder of Company Stock Certificates or Company Book-Entry Shares for any amount properly paid to a public official under any applicable abandoned property, escheat or similar Law.

(h)         Termination of Exchange Fund.    Any portion of the Exchange Fund that remains unclaimed by the holders of Company Stock Certificates or Company Book-Entry Shares one year after the Second Effective Time shall be delivered by the Exchange Agent to Parent upon demand. Thereafter, any holder of Company Stock Certificates or Company Book-Entry Shares who has not complied with this Article II shall look only to Parent for, and Parent shall remain liable for, payment of the applicable Merger Consideration pursuant to the terms of this Article II, subject to any applicable abandoned property, escheat or similar Law.

Section 2.03        Treatment of Equity Awards.

(a)         Parent Stock Options.    Immediately prior to the Effective Time but following the Reverse Stock Split, each Parent Stock Option that is then outstanding, (A) if the exercise price of such Parent Stock Option is equal to or greater than the Per Share Parent Value, shall terminate and be cancelled as of immediately prior to the Effective Time, without any consideration being payable in respect of each such Parent Stock Option, and have no further force or effect (each, a “Cancelled Parent Option Award”); and (B) if the exercise price of such Parent Stock Option is less than the Per Share Parent Value, such Parent Stock Option shall (i) be fully vested as of immediately prior to the Effective Time, (ii) be converted into an option award with respect to a number of shares of Parent Class A Common Stock equal to the total number of shares of Parent Common Stock subject to such Parent Stock Option immediately prior to the Effective Time but following the Reverse Stock Split and (iii) shall automatically expire on

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the 90th day following the Closing Date (each, a “Parent Adjusted Option Award”). Following the Effective Time, (i) no Cancelled Parent Option Award that was outstanding immediately prior to the Effective Time shall remain outstanding and each former holder of a Cancelled Parent Option Award will cease to have any rights with respect to such Cancelled Parent Option and (ii) each Parent Adjusted Option Award shall continue to have, and shall continue to be subject to, the same terms and conditions (other than as set forth in the previous sentence) as applied to the corresponding Parent Stock Option as of immediately prior to the Effective Time. Notwithstanding any other provision of this Agreement, in the case of any Parent Stock Option to which Section 422 of the Code applies, the exercise price and the number of shares of Parent Class A Common Stock purchasable pursuant to the corresponding Parent Adjusted Option Award shall be determined subject to such adjustments as are necessary in order to satisfy the requirements of Section 424(a) of the Code. To the extent applicable, transactions with respect to Parent Stock Options shall be subject to the withholding requirements as provided in Section 2.03(d). For purposes of this Agreement, the “Per Share Parent Value” means the volume-weighted average price, rounded to the nearest one-hundredth of a cent, of a share of Parent Class A Common Stock on Nasdaq (as reported by Bloomberg L.P. or, if not reported by Bloomberg L.P., in another authoritative source mutually selected by the Parties) in respect of the five consecutive trading day period beginning at 9:30 am (New York City time) on the first day of such trading day period and ending at 4:00 pm (New York City time) on the fifth full trading day prior to the Effective Time; provided, that such measurement period shall not begin prior to the eighth day prior to the Effective Time and shall not end after the third day prior to the Effective Time, in each case, with such adjustments as necessary to reflect the Reverse Stock Split. Prior to the Effective Time, Parent shall take all necessary action to give effect to the terms of this Section 2.03(a).

(b)         Company RSUs.

(i)          Each Company RSU that is outstanding immediately prior to the First Effective Time and with respect to which both the applicable time-based vesting condition and the applicable performance-based vesting condition will be satisfied upon and as a result of the consummation of the Transactions in accordance with the terms thereof (a “Vested Company RSU”) shall, as of the First Effective Time, be automatically cancelled without any action on the part of any holder thereof in consideration for the right to receive a number of shares of Parent Class A Common Stock equal to the product obtained by multiplying (x) the total number of shares of Company Class A Common Stock subject to such Vested Company RSU immediately prior to the First Effective Time by (y) the Class A Exchange Ratio (the “Company RSU Merger Consideration”).

(ii)         Each Company RSU that is outstanding immediately prior to the First Effective Time and that is not a Vested Company RSU (an “Unvested Company RSU”) shall, as of the First Effective Time, automatically and without any action on the part of the holder thereof, be converted into a restricted stock unit award with respect to a number of shares of Parent Class A Common Stock equal to the product obtained by multiplying (x) the total number of shares of Company Class A Common Stock subject to such Unvested Company RSU immediately prior to the First Effective Time by (y) the Class A Exchange Ratio (each, a “Company Adjusted RSU Award”). Each such Company Adjusted RSU Award shall continue to have, and shall be subject to, the same terms and conditions (including vesting and settlement terms) as applied to the corresponding Unvested Company RSU immediately prior to the First Effective Time.

(c)         Parent Actions; Equity Plan.    Prior to the First Effective Time, the Parent Board and stockholders of Parent shall (i) adopt the 2022 SilverSun Technologies, Inc. Omnibus Incentive Plan (the “2022 Plan”), which shall be in a form mutually agreed on by Parent and the Company, reserving for issuance that number of shares of Parent Class A Common Stock equal to 10% of the fully diluted capitalization of Parent (including Parent Class B Common Stock on as exchanged basis) immediately following the First Effective Time, and (ii) assume the Company Equity Plan in its then-current form. Parent shall file with the SEC, promptly after the Effective Time, a registration statement on Form S-8 (or any successor form or, if Form S-8 is not available, other appropriate forms), if available for use by Parent, relating to the shares of Parent Class A Common Stock issuable with respect to the 2022 Plan and Company Adjusted RSU Awards, which shall be granted under the Company Equity Plan. Parent shall maintain the effectiveness of such registration statement on Form S-8 for so long as Company Adjusted RSU Awards remain outstanding. Prior to the Effective Time, Parent shall take all actions that may be necessary to effectuate the provisions of this Section 2.03.

(d)         Taxes.    Any payments made pursuant to this Section 2.03 shall be paid by Parent by check or direct deposit. Such amounts shall be reduced by any income or employment Tax withholding and other payroll and employment contribution obligations required under (i) the Code, (ii) any applicable state, local or foreign Tax

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Law, and (iii) any other applicable Law. The Parties shall use commercially reasonably efforts to minimize or eliminate any such withholding. To the extent that any amounts are so withheld and paid to the appropriate Governmental Authorities, those amounts shall be treated as having been paid to the holder of the applicable award, as applicable, for all purposes under this Agreement.

(e)         Company Actions.    Prior to the First Effective Time, the Company shall adopt such resolutions and take all other actions necessary or appropriate to effectuate the actions contemplated by this Section 2.03, such that (i) all Company RSUs shall be converted to the Company RSU Merger Consideration or a Company Adjusted RSU Award, as applicable, in accordance with this Agreement and (ii) as of the Effective Time, each holder of a Company RSU shall cease to have any rights with respect to shares of Company Common Stock or otherwise under the terms of such Company RSU, other than as contemplated by this Section 2.03.

Section 2.04        Treatment of Company Warrants.    At the First Effective Time, each Company Warrant that is outstanding and unexercised as of immediately prior to the First Effective Time, if any, shall be converted into and become a warrant to purchase Parent Class A Common Stock and Parent shall assume each such Company Warrant in accordance with its terms. All rights with respect to Company Class A Common Stock under Company Warrants assumed by Parent shall thereupon be converted into rights with respect to Parent Class A Common Stock. Accordingly, from and after the First Effective Time: (a) each Company Warrant assumed by Parent may be exercised solely for shares of Parent Class A Common Stock; (b) the number of shares of Parent Class A Common Stock subject to each Company Warrant assumed by Parent shall be determined by multiplying (i) the number of shares of Company Class A Common Stock issuable upon exercise of the Company Warrant that were subject to such Company Warrant immediately prior to the First Effective Time by (ii) the Class A Exchange Ratio and rounding the resulting number down to the nearest whole number of shares of Parent Class A Common Stock; (c) the per share exercise price for the Parent Class A Common Stock issuable upon exercise of each Company Warrant assumed by Parent shall be determined by dividing (i) the per share exercise price of Company Class A Common Stock subject to such Warrant as in effect immediately prior to the First Effective Time by (ii) the Class A Exchange Ratio and rounding the resulting exercise price up to the nearest whole cent; and (d) any restriction on any Company Warrant assumed by Parent shall continue in full force and effect and the term and other provisions of such Company Warrant shall otherwise remain unchanged.

Section 2.05        Treatment of Company SAFEs.

(a)         Pursuant to each of the simple agreements for future equity entered into by and between the Company and party thereto that are outstanding immediately prior to the First Effective Time (each a “Company SAFE” and collectively the “Company SAFEs”), each holder of a Company SAFE (each a “Company SAFE Holder” and collectively the “Company SAFE Holders”) shall, at the Closing of the Mergers, receive an aggregate number of validly issued, fully paid and nonassessable shares of Parent Class A Common Stock equal to the Purchase Amount (as defined below) divided by the price per share implied by the Rhodium Valuation as illustrated in Section 2.05(c), rounded up to the nearest whole number of shares of Parent Class A Common Stock (in the aggregate, the “Company SAFE Merger Consideration”). Following the issuance of the Company SAFE Merger Consideration, each Company SAFE shall terminate in accordance with its terms, and the Company SAFE Holder shall cease to have any rights with respect to such Company SAFE.

(b)         Pursuant to the terms of the Company SAFEs, the Mergers are considered a Liquidity Event (as defined in the Company SAFE). Under a Liquidity Event, no discount is applied in the calculation of the amount of Proceeds (as defined in the Company SAFE) due and payable to each Company SAFE Holder. Accordingly, immediately prior to the First Effective Time, the amount of Proceeds that each Company SAFE Holder is entitled to receive under the terms of the Company SAFE will be equal to the value paid for such Company SAFE on its date of execution (the “Purchase Amount”). The Company will use the Rhodium Valuation to determine the amount of Proceeds to be issued to each Company SAFE Holder at Closing.

(c)         Illustrative Example Calculations. Below is an illustration of how the Company SAFE Merger Consideration is calculated. The final amount of Company SAFE Merger Consideration issued to each Company SAFE Holder may be adjusted in connection with any reorganizational steps taken by the Company or Parent in connection with the Mergers, including for any reclassification, recapitalization, stock split (including

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reverse stock split), subdivision, combination, exchange, or readjustment of shares or similar transaction, or any stock dividend or distribution paid in stock. The calculations below are being provided for illustrative purposes only and the actual amount of Company SAFE Merger Consideration issued to each Company SAFE Holder at Closing could differ materially from those expressed in the following:

(i)          Example 1: Assuming (x) (i) there are 353,791,521 shares of Company Class A Common Stock and Company Class B Common Stock outstanding immediately prior to Closing, on a fully diluted and as-converted basis and assuming, without limitation or duplication, the (A) settlement or exercise (as applicable) of all Company RSUs, Company SAFEs and Company Warrants, in each case outstanding immediately prior to the First Effective Time, (B) the implementation of the Up-C structure so that the outstanding shares of Company Class A Common Stock and Company Class B Common Stock match on a one for one basis the units outstanding of Rhodium Technologies LLC, and (C) the issuance of shares of Company common stock held by the Company’s board advisors (the “Illustrative Company Outstanding Shares”), (ii) there are 5,294,597 shares of Parent Common Stock and Parent Series A Preferred Stock as of immediately prior to the Closing, on a fully diluted and as-converted basis and assuming, without limitation or duplication, the (A) exercise of all Parent Stock Options outstanding as of immediately prior to the First Effective Time (whether such Parent Stock Option is in-the-money or out-of-the-money), and (B) the issuance of shares of Parent Common Stock in respect of all options, warrants or rights to receive such shares that will be outstanding immediately after the First Effective Time and, in each case, on a post-Reverse Stock Split basis (the “Illustrative Parent Outstanding Shares”), (iii) the Rhodium Valuation is equal to $650,375,000, (iv) the Pro Forma Valuation is equal to $671,875,172 and (v) the aggregate Purchase Amount under the Company SAFEs is equal to $86,925,341, then (y) the price per share implied by the Rhodium Valuation is $4.06, the Class A Exchange Ratio (calculated in accordance with the terms of this Agreement) would be 0.452700446, and the Company SAFE Merger Consideration would equal 21,406,305 shares of Parent Class A Common Stock, which would represent 12.94% of the Parent Common Stock post-Closing with an aggregate value of $86,925,341 under the price per share implied by the Rhodium Valuation.

(ii)         Example 2: Assuming (x) the numbers in part (x) of the example above are unchanged other than that prior to Closing there is a 10-for-1 reverse stock split of the Parent Class A Common Stock, such that number of Illustrative Parent Outstanding Shares is equal to 529,459 then (y) the Class A Exchange Ratio (calculated in accordance with the terms of this Agreement) would be 0.045270045, and the Company SAFE Merger Consideration would equal 2,140,630 shares of Parent Class A Common Stock, which would represent 12.94% of the Parent Common Stock post-Closing.

Section 2.06        Dissenting Shares.

(a)         Notwithstanding any provision of this Agreement to the contrary, any shares of Company Common Stock for which the holder thereof (i) has not voted in favor of the First Merger or consented in writing and (ii) has demanded the appraisal of such shares in accordance with, and has complied in all respects with, the DGCL (collectively, the “Dissenting Shares”), shall not be converted into the right to receive the Merger Consideration in accordance with Section 2.01(c)(i)(A) and Section 2.01(c)(i)(B), as applicable.

(b)         Notwithstanding the provisions of Section 2.06(a), if any holder of Dissenting Shares effectively waives, withdraws or loses such appraisal rights (through failure to perfect such appraisal rights or otherwise), then such holder’s shares (i) shall be deemed no longer to be Dissenting Shares, and (ii) shall be treated as if they had been converted automatically at the First Effective Time into the right to receive the Merger Consideration upon surrender of the Company Stock Certificate or Company Book-Entry Share formerly representing such shares in accordance with Section 2.02.

(c)         The Company shall give Parent (i) notice of any written demands for appraisal of any shares of Company Common Stock, the withdrawals of such demands and any other related instrument served on the Company under the DGCL and (ii) the right to participate in, and at Parent’s election and expense, direct all negotiations and proceedings with respect to such demands for appraisal. The Company shall not (or cause or permit any person on its behalf to) offer to make or make any payment or settle, compromise, or offer to settle or compromise, or otherwise negotiate with respect to any such demands for appraisal without the prior written consent of Parent, which consent shall not be unreasonably withheld, conditioned or delayed.

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Section 2.07        Closing Calculations; Allocation Schedule.

(a)         Prior to the Closing, the Company shall prepare and deliver to Parent in accordance with this Section 2.07, a spreadsheet (the “Allocation Schedule”) which shall set forth all of the following information, as of immediately prior to the First Effective Time:

(i)          the Reverse Stock Split Ratio;

(ii)         the Class B Exchange Ratio;

(iii)        the Class A Merger Consideration;

(iv)        the Class B Merger Consideration;

(v)         the Company RSU Merger Consideration;

(vi)        the Company SAFE Merger Consideration; and

(vii)       for each holder of Company Common Stock, holder of Company RSUs, holder of Company Warrants and holder of Company SAFEs: (a) the name of such holder; (b) the number of Class A Common Shares, Class B Common Shares, Vested Company RSUs, Unvested Company RSUs, Company Warrants and Company SAFEs, as applicable, held by such Company holder as of immediately prior to the First Effective Time; (d) the aggregate number of shares of Parent Common Stock issuable to such holder or, in the case of Company Warrants and Unvested Company RSUs, the number of shares of Parent Class A Common Stock subject to such Company Warrant or Unvested Company RSU, as applicable, in each case, pursuant to this Article II.

(b)         The Company shall prepare and deliver to Parent (i) a draft of the Allocation Schedule not later than five Business Days prior to the Closing Date, which draft shall include the Company’s good faith estimate of all components of the Allocation Schedule as of immediately prior to the First Effective Time, and (ii) a final Allocation Schedule not later than 5:30 p.m. New York time on the Business Day prior to the Closing Date, certified by an officer of the Company on behalf of the Company, setting forth the information requested as of immediately prior to the First Effective Time. The Company shall use good faith efforts to provide to Parent such supporting documentation, information and calculations as are reasonably requested by Parent for it to verify and determine the calculations, amounts and other matters set forth in the Allocation Schedule.

Article III.    REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except (i) as set forth in the corresponding sections of the disclosure schedule delivered by the Company to the Parent Entities on the date of this Agreement (the “Company Disclosure Schedule”), it being agreed that disclosure of any item in any section of the Company Disclosure Schedule (whether or not an explicit cross reference appears) shall be deemed to be a disclosure with respect to any other section to which the relevance of such item is reasonably apparent, and (ii) as otherwise explicitly contemplated by the Pre-Closing REI Reorganization, in each case, the Company represents and warrants to each Parent Entity that:

Section 3.01        Organization and Power.    Each of the Company and its Subsidiaries, if any, is duly organized, validly existing and in good standing under the Law of its jurisdiction of organization. The Company has the requisite corporate power and authority to own, lease and operate its assets and properties and to carry on its business as now conducted, except where the failure to have such requisite power or authority would not constitute a Company Material Adverse Effect. Each of the Company’s Subsidiaries, if any, has the requisite power and authority to own, lease and operate its assets and properties and to carry on its business as now conducted, except where the failure to have such requisite power or authority would not constitute a Company Material Adverse Effect. Each of the Company and its Subsidiaries, if any, is duly qualified to do business as a foreign corporation, limited liability company or other legal entity and is in good standing in each jurisdiction where such qualification is necessary, except where the failure to be so qualified or in good standing would not constitute a Company Material Adverse Effect.

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Section 3.02        Organizational Documents.    The Company has made available to Parent true and complete copies of the certificate of incorporation and bylaws of the Company as in effect on the date of this Agreement (collectively, the “Company Organizational Documents”), and (a) the Company Organizational Documents are in full force and effect and (b) the Company is not in violation in any material respects of any provision of the Company Organizational Documents.

Section 3.03        Governmental Authorizations.    Assuming that the representations and warranties of the Parent Entities contained in Section 4.04 are true and correct, the execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the Transactions, including the Mergers, do not and will not require any consent, approval or other authorization of, or registration or filing with or notification to any Governmental Authority (collectively, “Governmental Authorizations”), other than:

(a)         the filing of the Certificates of Merger with the Secretary of State of the State of Delaware;

(b)         any other filings or reports that may be required in connection with this Agreement, the Ancillary Agreements and the Transactions under the Securities Exchange Act of 1934 (the “Exchange Act”) or state securities Laws or “blue sky” Laws;

(c)         such other Governmental Authorizations, where the failure to obtain such Governmental Authorizations would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect;

(d)         the HSR Act and any applicable requirements of other Antitrust Laws (if applicable);

(e)         any other Governmental Authorizations as may be required in connection with the Pre-Closing REI Reorganization; and

(f)          as set forth on Section 3.03 of the Company Disclosure Schedule.

Section 3.04        Corporate Authorization.

(a)         The Company Board has unanimously (i) approved and declared advisable this Agreement, the Ancillary Agreements to which the Company is a party and the Transactions, including the Mergers, (ii) declared that it is in the best interests of the stockholders of the Company that the Company enter into this Agreement, the Ancillary Agreements to which the Company is a party and consummate the Transactions, including the Mergers, on the terms and subject to the conditions set forth in this Agreement, (iii) directed that this Agreement be adopted by the Requisite Company Vote and (iv) recommended to the stockholders of the Company that they adopt this Agreement. The Requisite Company Vote is the only vote of the holders of stock of the Company necessary to adopt this Agreement and approve the Transactions. Each Person that executes the Company Voting and Support Agreement prior to the effectiveness of the Company Stockholder Approval, is an executive officer, director, Affiliate, founder or family member of a founder or holder of at least five percent of the voting equity securities of the Company, in each case, within the meaning of the SEC’s Compliance and Disclosure Interpretation 239.13.

(b)         The Company has all necessary corporate power and authority to enter into this Agreement, and assuming the Company Stockholder Approval is received, to consummate the Transactions. The execution, delivery and performance of this Agreement by the Company and, subject to the receipt of the Company Stockholder Approval, the consummation by the Company of the Transactions have been duly and validly authorized by all necessary corporate action on the part of the Company. Assuming the due and valid authorization, execution and delivery by the other Parties, this Agreement constitutes a legal, valid and binding agreement of the Company enforceable against the Company in accordance with its terms (except as such enforceability may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other similar laws of general applicability relating to or affecting creditor’s rights, and to general equitable principles).

Section 3.05        Non-Contravention.    Subject to obtaining the Company Stockholder Approval and the receipt of the consents, approval, authorizations and other requirements set forth in Section 3.03, and except as set forth on Section 3.05 of the Company Disclosure Schedule, the execution, delivery and performance of this Agreement by the Company and the consummation of the Transactions do not and will not (a) contravene or conflict with, or result in any material violation or breach of, any provision of (i) the Company Organizational Documents or (ii) the comparable organizational or governing documents of any of the Subsidiaries of the Company, if any,

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(b) contravene or conflict with, or result in any material violation or breach of, any Law applicable to the Company or any of its Subsidiaries or by which any material Company Assets are bound, assuming that all Governmental Authorizations described in Article VI have been obtained or made, (c) result in any violation, termination, acceleration of any material obligation, cancellation or material breach of, or constitute a default (with or without notice or lapse of time or both) or require any notice or consent under, any Company Material Contracts or Company Real Property Leases to which the Company or any of its Subsidiaries is a party or by which any material Company Assets are bound or (d) result in the creation of any Liens (other than Permitted Liens) upon any material Company Assets, except, in the case of clauses (a)(ii), (b), (c) and (d), as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

Section 3.06        Capitalization.

(a)         As of the date of this Agreement, the Company’s authorized capital stock consists solely of 400,000,000 shares of Company Class A Common Stock and 100 shares of Company Class B Common Stock. As of the close of business on the date of this Agreement, (i) 114,071,764 shares of Company Class A Common Stock were issued and outstanding, (ii) no shares of Parent Preferred Stock were issued and outstanding, (iii) 100 shares of Company Class B Common Stock were issued and outstanding, (iv) 728,863 Company Warrants to purchase shares of Company Class A Common Stock were outstanding, (v) 7,194,059 shares of Company Class A Common Stock underlying Company RSUs, and (vi) 4,693,981 shares of Company Class A Common Stock were reserved for issuance under the Company Equity Plan.

(b)         Except as set forth in Section 3.06(a), to the extent necessary to consummate the Pre-Closing REI Reorganization, to the extent expressly permitted under Section 5.01 (including as required by applicable Law), as set forth in Section 3.06(b) of the Company Disclosure Schedule or as contemplated in the Investor Agreements or the Company SAFEs, (i) there are no other outstanding shares of capital stock of the Company, (ii) there are no outstanding subscriptions, options, warrants, calls, convertible securities, rights of first refusal, preemptive rights, or other similar rights, agreements or commitments (other than this Agreement) relating to the issuance or acquisition of capital stock to which the Company or any of its Subsidiaries, if any, is a party obligating the Company or any of its Subsidiaries to (A) issue, transfer or sell any shares of capital stock or other equity interests of the Company or any of its Subsidiaries or securities convertible into or exchangeable for such shares or equity interests, (B) grant, extend or enter into any such subscription, option, warrant, call, convertible securities or other similar right, agreement or arrangement, (C) redeem, repurchase or otherwise acquire any such shares of capital stock or other equity interests, or (D) provide an amount of funds to, or make any investment (in the form of a loan, capital contribution or otherwise) in the Company or any of its Subsidiaries, if any, or any other Person.

(c)         All outstanding shares of Company Common Stock have been duly authorized and are validly issued, fully paid and non-assessable and, except as set forth in the Investor Agreements, not subject to any pre-emptive rights.

(d)         Each outstanding share of capital stock or other equity interests of each Subsidiary, if any, of the Company is duly authorized, validly issued, fully paid and non-assessable, and in each case, to the extent such concepts are applicable to such capital stock or other equity interests, except as set forth in the Investor Agreements, not subject to any pre-emptive rights.

(e)         Except as set forth in the Company Organizational Documents or as necessary to consummate the Pre-Closing REI Reorganization or as set forth in the Investor Agreements, there are no outstanding contractual obligations of the Company or any of its Subsidiaries, if any, to repurchase, redeem or otherwise acquire any shares of Company Common Stock or capital stock of any Subsidiary, if any, of the Company.

(f)          Except as set forth in Section 3.06(f) of the Company Disclosure Schedule, the Company Voting and Support Agreement or the Investor Agreements, there are no voting trusts, proxies or similar agreements, arrangements or commitments to which the Company or any of its Subsidiaries, if any, is a party with respect to the voting of any shares of capital stock of the Company or any of its Subsidiaries. There are no bonds, debentures, notes or other instruments of indebtedness of the Company or any of its Subsidiaries, if any, that entitle the holder of such instruments of indebtedness to vote together with stockholders of the Company on any matters with respect to the Company or any Subsidiary, if any.

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(g)         Section 3.06(g) of the Company Disclosure Schedule sets forth (i) a true, complete and correct number in the aggregate of all Company RSUs granted pursuant to grant awards issued under the Company Equity Plan and (ii) the number in the aggregate of shares of Company Common Stock subject to such Company RSUs.

Section 3.07        Subsidiaries.

(a)         Section 3.07(a) of the Company Disclosure Schedule sets forth a complete and accurate list of each Subsidiary of the Company, if any. The Company has made available to Parent the organizational documents of each Subsidiary of the Company.

(b)         Except for Rhodium Technologies, each of the Subsidiaries of the Company is wholly owned by the Company, directly or indirectly, free and clear of any Liens (other than Permitted Liens). The Company does not own, directly or indirectly, any capital stock of, or any other securities convertible or exchangeable into or exercisable for capital stock of, any Person other than the Subsidiaries of the Company.

Section 3.08        Financial Statements.    Section 3.08 of the Company Disclosure Schedule contains true, correct and complete copies of the unaudited balance sheet of the Company and its Subsidiaries, if any, as of June 30, 2022 (the “Balance Sheet Date”), and the related statements of operations, stockholders’ equity and cash flows for the period starting with the Company Incorporation Date and ending on June 30, 2022 (the “Company Unaudited Financial Statements”). The Company Unaudited Financial Statements fairly present, in all material respects, the financial condition and results of operations of the Company and its consolidated Subsidiaries, if any, as of the times and for the periods referred to in the Company Unaudited Financial Statements and have been prepared in conformity with United States generally accepted accounting principles (“GAAP”) (except for (A) the absence of footnotes and (B) changes resulting from normal year-end adjustments (none of which, individually or in the aggregate, shall be material)). There are no off-balance sheet arrangements to which the Company or any of its Subsidiaries, if any, is a party.

Section 3.09        Undisclosed Liabilities.    As of the date of this Agreement, except as set forth in Section 3.09 of the Company Disclosure Schedule, to the knowledge of the Company there are no liabilities, Liens or obligations of any kind, whether accrued, contingent, absolute, inchoate or otherwise (collectively, “Liabilities”) of the Company or any of its Subsidiaries, if any, individually or in the aggregate, that are required to be recorded or reflected on a balance sheet prepared in accordance with GAAP, other than:

(a)         Liabilities reflected or reserved against in the consolidated balance sheet of the Company or the Company Unaudited Financial Statements as of the Balance Sheet Date or the related footnotes;

(b)         Liabilities incurred since the Balance Sheet Date in the ordinary course of business (none of which is a Liability for tort, material breach of contract or environmental Liability);

(c)         Liabilities incurred in connection with the Transactions or as permitted or contemplated expressly by this Agreement;

(d)         Liabilities that will be discharged or paid off prior to or at the Closing;

(e)         Liabilities incurred pursuant to Contracts or Permits binding on the Company or any of its Subsidiaries (other than those resulting from any breach or default under such Contract or Permit); and

(f)          Liabilities that would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

Section 3.10        Absence of Certain Changes.    Except as otherwise expressly contemplated or required by this Agreement, or as set forth in Section 3.10 of the Company Disclosure Schedule, since the Balance Sheet Date to the date of this Agreement, (a) the business of the Company and each of its Subsidiaries, if any, has been conducted, in all material respects, in the ordinary course of business, excluding the exaction and performance of this Agreement and the discussion, negotiations and transactions related to this Agreement, (b) there has not been any Company Material Adverse Effect and (c) there has not been or occurred any event, condition, action or effect that, if taken after the date of this Agreement, would constitute a breach of Section 5.01.

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Section 3.11        Litigation.    From the Balance Sheet Date through the date of this Agreement, (a) there have been no legal actions, claims, demands, arbitrations, hearings, charges, complaints, sanctions, examinations, indictments, litigations, suits or other civil, criminal, administrative or investigative proceedings before a Governmental Authority (collectively, “Legal Actions”) pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries, if any, or any of its or their assets or properties that would, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect and (b) there are no Orders outstanding against the Company or any of its Subsidiaries, if any, or any of its or their assets or properties that would, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

Section 3.12        Material Contracts.

(a)         Section 3.12 of the Company Disclosure Schedule sets forth a list of each of the following Contracts to which, as of the date of this Agreement, the Company or any of its Subsidiaries, if any, is a party (each, a “Company Material Contract”):

(i)          each Contract (A) not to (or otherwise restricting or limiting the ability of the Company or any of its Subsidiaries, if any, to) compete in any line of business or geographic area or (B) to restrict the ability of the Company or any of its Subsidiaries, if any, to conduct business in any geographic area;

(ii)         each Contract (other than any Company Benefit Plan, note evidencing indebtedness owed by Rhodium Encore LLC or Rhodium 2.0 LLC to any current Company stockholder, and contract with any contractor hired in connection with capital improvements for the Temple site) that is reasonably likely to require, during the remaining term of such Contract, annual payments by the Company or any of its Subsidiaries that exceed $1,000,000;

(iii)        all Contracts granting to any Person an option or a first refusal, first offer or similar preferential right to purchase or acquire any material Company Assets;

(iv)        all material Contracts (A) for the granting or receiving of a license, sublicense or franchise (in each case, including any such Contracts relating to any Intellectual Property) providing for or resulting in a payment in excess of $1,000,000 per year or (B) under which any Person is obligated to pay or has the right to receive a royalty, license fee, franchise fee or similar payment in which it is reasonably expected to pay or receive a royalty, license fee, franchise fee or similar payment in excess of $1,000,000, in each case of clause (A) and (B), other than agreements with employees, non-exclusive licenses granted to the Company’s or its Subsidiaries’ customers, and non-exclusive licenses to commercially available, off-the-shelf Software that have been granted on standardized, generally available terms;

(v)         all partnership, joint venture or other similar agreements or arrangements;

(vi)        any agreement relating to indebtedness for borrowed money or the deferred purchase price of property (in either case, whether incurred, assumed, guaranteed or secured by any asset), except any such agreement with an aggregate outstanding principal amount not exceeding $5,000,000;

(vii)       any agreement for the disposition or acquisition by the Company or any of its Subsidiaries, if any, with material obligations of the Company or any of its Subsidiaries, if any, (other than confidentiality obligations) remaining to be performed or material Liabilities of the Company or any of its Subsidiaries, if any, continuing after the date of this Agreement, of any material business or any material amount of assets other than in the ordinary course of business;

(viii)      any agreement, other than operating agreements of subsidiaries of Company and agreements entered into by SAFE investors, which have been made available to Parent, restricting or limiting the payment of dividends or the making of distributions to stockholders, including intercompany dividends or distributions other than such restrictions or limitations that are required by applicable Law or the Company Organizational Documents;

(ix)        any Contract for the development of Intellectual Property, other than those entered into in the ordinary course of business with Company employees and contractors; and

(x)         all material agreements with any Governmental Authority.

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(b)         A true and complete copy of each Company Material Contract (including any related amendments) entered into prior to the date of this Agreement has been made available to Parent prior to the date of this Agreement. Each Company Material Contract is a valid and binding agreement of the Company or its applicable Subsidiary, except where the failure to be valid and binding would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, (i) neither the Company or such Subsidiary nor, to the Knowledge of the Company, any other party, is in breach of or default under any such Company Material Contract, (ii) as of the date of this Agreement, there are no material disputes in connection with any such Company Material Contract and (iii) as of the date of this Agreement, no party under any Company Material Contract has given written notice of its intent to terminate or otherwise seek a material amendment to such Company Material Contract.

Section 3.13        Benefit Plans.

(a)         Section 3.13(a) of the Company Disclosure Schedule lists all material Company Benefit Plans. For purposes of this Agreement a “Company Benefit Plan” is, whether or not written, (i) any “employee benefit plan” within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), (ii) any compensation, stock purchase, stock option, equity or equity-based compensation, retention, severance, employment, individual consulting, change-of-control, transaction bonus, bonus, incentive, deferred compensation and other employee benefit plan, agreement, arrangement, program or policy, whether or not subject to ERISA, (iii) any plan, agreement, program or policy providing vacation benefits, medical, dental, vision or prescription benefits, disability or sick leave benefits, life insurance, employee assistance program, supplemental unemployment benefits and post-employment or retirement benefits (including compensation or pension benefits), in each case (A) under which any current or former director, manager, officer, employee or individual independent contractor of the Company or any of its Subsidiaries has any right to benefits and for which the Company or any of its Subsidiaries has any Liability or (B) which are maintained, sponsored or contributed to by the Company or any of its Subsidiaries or to which the Company or any of its Subsidiaries makes or is required to make contributions or with respect to which the Company or any of its Subsidiaries has any material Liability.

(b)         With respect to each material Company Benefit Plan, if applicable, the Company has made available to Parent true and complete copies of the most recent summary plan description.

(c)         Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, neither the Company nor any of its Subsidiaries maintains, sponsors, or contributes to (or is required to sponsor, maintain, or contribute to), or has any Liability, including on account of an ERISA Affiliate, under or with respect to, (i) any “defined benefit plan” (as defined in Section 3(35) of ERISA) that is subject to Section 412 or Section 430 of the Code or Title IV of ERISA, (ii) any “multiemployer plan” (as defined in Section 3(37) of ERISA and 4001(a)(3) of ERISA), (iii) any “multiple employer plan” (within the meaning of Section 210 of ERISA or Section 413(c) of the Code) or that is or has been subject to Section 4063 or 4064 of ERISA, or (iv) any “multiple employer welfare arrangement” (as defined in Section 3(40)(A) of ERISA). Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, (i) neither the Company nor any of its Subsidiaries has any Liability as a result of any time being considered a single employer with any other Person under Section 414 of the Code, (ii) no Company Benefit Plan is a voluntary employee benefit association under Section 501(c)(9) of the Code, and (iii) neither the Company nor any of its Subsidiaries has engaged in any transaction described in sections 4069 or 4212(c) of ERISA or to which Section 4204 of ERISA applied.

(d)         Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, to the Knowledge of the Company, each Company Benefit Plan is in compliance with all applicable requirements of ERISA, the Code and other applicable Laws and has been administered in accordance with its terms and such Laws.

(e)         Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, to the Knowledge of the Company, neither the Company nor any of its Subsidiaries has any Liability with respect to, and no Company Benefit Plan provides, retiree or post-employment health, medical, life insurance or death benefits to current or former employees or other individual service providers of the Company or any of its Subsidiaries beyond their retirement or other termination of service, other than coverage mandated by COBRA or Section 4980B of the Code, or any similar state group health plan continuation Law, the premium cost of which is fully paid by such current or former employees or other individual service providers or their dependents.

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(f)          Neither the execution and delivery of this Agreement nor the consummation of the Transactions could (either alone or in combination with another event) (i) result in any material payment from the Company or any of its Subsidiaries becoming due, or increase the amount of any compensation due, to any current or former employee, director, manager or individual independent contractor of the Company or any of its Subsidiaries, (ii) materially increase any benefits otherwise payable under any Company Benefit Plan, (iii) result in the acceleration of the time of payment, vesting of any material compensation or benefits or forgiveness of material indebtedness with respect to any current or former employee, director, manager or individual independent contractor of the Company or any of its Subsidiaries or (iv) result in any funding, through a grantor trust or otherwise, of any material compensation or benefits to any current or former employee, director, manager or individual independent contractor of the Company or any of its Subsidiaries under any Company Benefit Plan.

(g)         Neither the execution and delivery of this Agreement nor the consummation of the Transactions could (either alone or in combination with another event) cause any amount to fail to be deductible by reason of Section 280G of the Code or be characterized as an “excess parachute payment” (as such term is defined in Section 280G(b)(1) of the Code).

(h)         Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, (i) each Company Benefit Plan that constitutes in any part a “nonqualified deferred compensation” (as defined in Section 409A(d)(1) of the Code) has been operated and maintained, in form and operation, in all respects in accordance with Section 409A of the Code and applicable guidance of the Department of Treasury and Internal Revenue Service, and no amount under any such Company Benefit Plan has been, is or is reasonably expected to be subject to any Tax set forth under Section 409A(a)(1)(B) of the Code, and (ii) no person is entitled to any gross-up, make-whole or other additional payment from the Company or any of its Subsidiaries in respect of any Tax (including taxes imposed under Section 4999 or 409A of the Code).

Section 3.14        Labor Relations.

(a)         (i) No employee of the Company or any of its Subsidiaries is represented by a union and, to the Knowledge of the Company, no union organizing efforts are currently being conducted, (ii) neither the Company nor any of its Subsidiaries is a party to, or is currently negotiating any entry into, any collective bargaining agreement or other labor Contract, and (iii) no strike, picket, work stoppage, work slowdown or other organized labor dispute exists or, to the Knowledge of the Company, is threatened in respect of the Company or any of its Subsidiaries.

(b)         Except as would not, individually or in the aggregate, reasonably be expected to result in a Company Material Adverse Effect, each of the Company and its Subsidiaries is, and has been since the Company Incorporation Date, in compliance in all respects with all applicable Laws regarding labor, employment and employment practices, including but not limited to all Laws relating to: (i) the hiring, promotion, assignment and termination of employees (including but not limited to timing and usage of employment applications, drug testing and pre-employment testing); (ii) discrimination; (iii) harassment; (iv) retaliation; (v) equal employment opportunities; (vi) disability; (vii) labor relations; (viii) wages and hours; (ix) the Fair Labor Standards Act of 1938 and applicable state and local wage and hour Laws (collectively, “FLSA”); (x) hours of work; (xi) payment of wages (including but not limited to the timing of payments, recordkeeping and reporting of wages to employees); (xii) immigration; (xiii) workers’ compensation; (xiv) employee benefits; (xv) background and credit checks; (xvi) working conditions; (xvii) occupational safety and health; (xviii) family and medical leave; (xix) classification of employees; (xx) unfair competition/noncompetition; (xxi) any bargaining or other obligations under the National Labor Relations Act; and (xxii) COVID-19.

(c)         Neither the Company nor any of its Subsidiaries has incurred any material Liability or obligation under the Worker Adjustment and Retraining Notification Act or any similar state or local Law (collectively, the “WARN Act”) that remains unsatisfied.

(d)         Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, there are no Legal Actions, against the Company or any of its Subsidiaries or, to the Company’s Knowledge, investigations pending or threatened related to any allegations of harassment, sexual misconduct or discrimination by any employee with the title of senior vice president or above (or equivalent title based on role, responsibility or pay grade) of the Company or any of its Subsidiaries.

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(e)         Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, there are no pending or, to the Company’s Knowledge, threatened claims, Legal Actions against the Company or any of its Subsidiaries brought by or on behalf of any applicant for employment, any current or former employees or other individual service providers of the Company or any of its Subsidiaries, any current or former leased employee, intern, volunteer or “temp” of the Company or any of its Subsidiaries, or any Person alleging to be a current or former employee, or any group or class of the foregoing, or any Governmental Authority, alleging: (i) violation of any labor or employment Laws; (ii) breach of any collective bargaining agreement; (iii) breach of any express or implied Contract of employment; (iv) wrongful termination of employment; or (v) any other discriminatory, wrongful or tortious conduct in connection with any employment relationship, including before the Equal Employment Opportunity Commission.

(f)          Since the Company Incorporation Date, no executive officer has terminated employment with the Company, and, to the Company’s Knowledge, no executive officer intends to terminate employment with the Company or is otherwise likely to become unavailable to continue as an executive officer of the Company.

Section 3.15        Taxes.

(a)         (i) All income and other material Tax Returns required to be filed by or with respect to the Company or any of its Subsidiaries have been timely filed (taking into account all applicable extensions), and all such Tax Returns are true, complete and correct in all material respects, (ii) the Company and its Subsidiaries have fully and timely paid (or have had paid on their behalf) all material Taxes due and payable (whether or not shown to be due on any Tax Return) and have made adequate provision in accordance with GAAP for all material Taxes not yet due and payable in the most recent financial statements of the Company and its Subsidiaries, and (iii) the Company and its Subsidiaries have complied in all material respects with all applicable Laws relating to the withholding and payment over to the appropriate Governmental Authority of all Taxes required to be withheld by the Company and its Subsidiaries.

(b)         (i) There are no outstanding agreements extending or waiving the statutory period of limitations applicable to any claim for, or the period for the collection, assessment or reassessment of, any material Taxes due from the Company or any of its Subsidiaries for any taxable period and no request for any such waiver or extension is currently pending, (ii) no audit is pending or threatened in writing with respect to any material Taxes due from or with respect to the Company or any of its Subsidiaries, and (iii) no claim in writing has been made by any Governmental Authority in a jurisdiction where the Company and its Subsidiaries does not file Tax Returns that it is or may be subject to taxation by that jurisdiction.

(c)         There are no Liens for Taxes upon the assets or properties of the Company or any of its Subsidiaries, except for Permitted Liens.

(d)         Neither the Company nor any of its Subsidiaries has participated in any listed transaction within the meaning of Treasury Regulations Section 1.6011-4(b) (or any similar provision of state, local or non-U.S. Tax Law).

(e)         The Company has not been a “controlled corporation” or a “distributing corporation” in any distribution occurring during the two-year period ending on the date of this Agreement that was purported or intended to be governed by Section 355 of the Code.

(f)          Neither the Company nor any of its Subsidiaries has any Liability for the Taxes of any Person (other than any of the Company or its Subsidiaries) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local, or foreign Law), as a transferee, successor, by Contract (other than pursuant to any ordinary course Contract, the principal purpose of which does not relate to Taxes) or otherwise.

(g)         Neither the Company nor any of its Subsidiaries will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion of such period) ending after the Closing Date as a result of (i) any change in method of accounting adopted prior to the Closing for a taxable period ending on or prior to the Closing Date, (ii) any intercompany transaction or any excess loss account described in Treasury Regulations under Section 1502 of the Code (or any similar provision of state or local income Tax law), (iii) any installment sale or open transaction disposition made prior to the Closing, (iv) any item of deferred revenue, (v) any election under Section 965 of the Code, (vi) any prepaid amounts received prior to the Closing Date, or (vii) any agreement entered into with any Governmental Authority with respect to Taxes.

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(h)         Neither the Company nor any of its Subsidiaries has taken any action that could reasonably be expected to prevent the Merger from qualifying for the Intended Tax Treatment. To the Knowledge of the Company, there are no facts or circumstances, other than any facts and circumstances to the extent that such facts and circumstances exist or arise as a result of or related to any act or omission occurring after the date of this Agreement of any Parent Entity or any of its Affiliates not contemplated by this Agreement, that could reasonably be expected to prevent the Merger from qualifying for the Intended Tax Treatment.

Section 3.16        Environmental Matters.    Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect:

(a)         The Company and its Subsidiaries are in compliance with, and since the Company Incorporation Date have complied with, all applicable Environmental Laws.

(b)         The Company and its Subsidiaries possess all Permits required under Environmental Laws necessary for their respective operations as currently conducted, and are in compliance with such Permits, which are, and through the Closing Date shall remain, in full force and effect.

(c)         Neither the Company nor any Subsidiary has received any written notice or request for information from any Governmental Authority or other third party related to any actual or alleged Liability under Environmental Law, including any investigatory, remedial or corrective obligations or otherwise pertaining to Hazardous Substances.

(d)         To the Knowledge of the Company, as of the date of this Agreement, no condition exists on any property owned or operated by the Company and its Subsidiaries or any other location, in each case which has given rise to, or would reasonably be expected to give rise to, any Liability for the Company relating to environmental or Hazardous Substances matters or Environmental Laws.

(e)         To the Knowledge of the Company, the Transactions do not require notice to, or approval from, any Governmental Authority under any Environmental Law.

Section 3.17        Intellectual Property.

(a)         Each of the Company and its Subsidiaries owns, is licensed to use, pursuant to valid, enforceable and binding Contracts, or otherwise has the right to use all Intellectual Property used, held for use or necessary for the operation of the business of the Company and its Subsidiaries (collectively, the “Company Intellectual Property”) free and clear of all Liens (other than Permitted Liens), except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. Section 3.17(a) of the Company Disclosure Schedule sets forth a true and complete list of the following which are owned or purported to be owned by the Company or any of its Subsidiaries: (i) patents and patent applications, (ii) registered trademarks and applications therefor, (iii) registered copyrights and applications therefor, and (iv) domain name registrations ((i) - (iv), the “Company Registered IP”). Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, the execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the Transactions do not and will not encumber, impair or extinguish any of the Company Intellectual Property.

(b)         Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, (i) none of the Company Intellectual Property owned or purported to be owned by the Company or any of its Subsidiaries (“Company Owned Intellectual Property”) (A) has been adjudged invalid or unenforceable in whole or in part, or (B) is the subject of any cancellation or reexamination proceeding or any other proceeding challenging its ownership, use, registrability, validity and enforceability, and (ii) to the Knowledge of the Company, all Company Registered IP is subsisting, in full force and effect, and, to the Knowledge of the Company, valid and enforceable, and all renewal fees and other maintenance fees have been paid. There exist no material contractual restrictions on the disclosure, use, license or transfer of any Company Owned Intellectual Property.

(c)         Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, (i) the conduct of the business of the Company and its Subsidiaries does not infringe upon, misappropriate or otherwise violate, and has not, since the Company Incorporation Date infringed upon, misappropriated, or otherwise violated, the Intellectual Property rights of any Third Party and (ii) no Legal Action is pending, asserted in writing, or to the Knowledge of the Company, threatened against the Company or any

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of its Subsidiaries that the conduct of the business of the Company or its Subsidiaries infringes upon, misappropriates or otherwise violates the Intellectual Property rights of any Third Party. To the Knowledge of the Company, no Person is infringing upon, misappropriating or otherwise violating, or has, since the Company Incorporation Date, infringed upon, misappropriated, or otherwise violated, any Intellectual Property owned or purported to be owned by the Company or any of its Subsidiaries.

(d)         Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, the Company and its Subsidiaries have taken reasonable steps in accordance with normal industry practice to maintain and protect the confidentiality of all Company Intellectual Property that is material to the business of the Company and its Subsidiaries and the value of which is contingent upon confidentiality being maintained. Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, none of the Company Owned Intellectual Property that is material to the business of the Company and its Subsidiaries and the value of which is contingent upon confidentiality being maintained, has been disclosed other than to Third Parties that are bound by customary, written confidentiality agreements entered into in the ordinary course of business consistent with past practice and that are, to the Knowledge of the Company, valid and enforceable.

(e)         Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, all Persons who have contributed, developed or conceived any Company Owned Intellectual Property have done so pursuant to a valid and enforceable Contract (subject to enforceability exceptions for bankruptcy and insolvency and subject to principles of equity) that protects the confidential information of the Company and its Subsidiaries and assigns to the Company (or one of its Subsidiaries, as applicable) exclusive ownership of the Person’s contribution, development or conception, other than Intellectual Property excluded by Law or non-assignable moral rights.

(f)          Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, (i) the Company and its Subsidiaries have sufficient rights to use all Software, including middleware, databases, and systems, information technology equipment, and associated documentation used or held for use in connection with the operation of the business of the Company and its Subsidiaries (“IT Assets”), (ii) in each case, the IT Assets operate and perform in all material respects in accordance with their documentation and functional specifications and are sufficient or configurable to effectively perform all operations necessary for the current operation of the business of the Company and its Subsidiaries, and all IT Assets are owned or licensed under valid licenses and operated by and are under the control of the Company and its Subsidiaries, (iii) the IT Assets have not materially malfunctioned or failed since the Company Incorporation Date, to the Knowledge of the Company, do not contain any viruses, bugs, faults or other devices or effects that (A) enable or assist any Person to access without authorization or disable or erase the IT Assets, or (B) otherwise materially adversely affect the functionality of the IT Assets, (iv) the Company and its Subsidiaries have taken commercially reasonable steps to provide for the remote-site back-up of data and information critical to the conduct of the business of the Company and its Subsidiaries and have in place commercially reasonable disaster recovery and business continuity plans, procedures and facilities, (v) no Person has gained unauthorized access to any IT Assets since the Company Incorporation Date, (vi) the Company and its Subsidiaries have maintained, continue to maintain, and caused their vendors to maintain, safeguards, security measures and procedures against the unauthorized access, disclosure, destruction, loss, or alteration of customer data or information (including any personal or device-specific information) in its possession or control that comply with any applicable contractual and legal requirements and meet industry standards, and (vii) the Company and its Subsidiaries have in place with the third-party owners and operators of all data centers which provide services related to the business of the Company and its Subsidiaries written agreements that ensure that such Third Parties adhere to and are in compliance with commercially reasonable standards and requirements.

Section 3.18        Real Property; Personal Property.

(a)         Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, (i) the Company and its Subsidiaries have good and marketable title to, or have a valid and enforceable right to use or a valid and enforceable leasehold interest in, all real property (including all buildings, fixtures and other improvements to such property) used by the business of the Company and its Subsidiaries (the “Company Real Property”) and (ii) the ownership of or leasehold interest in any Company Real Property is not subject to any Lien (except in all cases for Permitted Liens). Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, neither the Company nor any of its Subsidiaries

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has leased, subleased, licensed, sublicensed or otherwise granted to any Person the right to use or occupy any Company Real Property or any portion of any Company Real Property, other than the right of the Parent Entities pursuant to this Agreement, there are no outstanding options, rights of first offer or rights of first refusal to purchase any Company Real Property or any portion of or interest in any Company Real Property, and except for this Agreement, neither the Company nor any of its Subsidiaries is a party to any Contract to sell, transfer, or encumber any Company Real Property.

(b)         Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, each of the material leases, subleases and other agreements under which the Company or any of its Subsidiaries use or occupy, any material real property (the “Company Real Property Leases”) is valid and binding (except as may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other similar laws of general applicability relating to or affecting creditor’s rights, and to general equitable principles), and no termination event or condition or uncured default on the part of the Company or its Subsidiaries exists under any Company Real Property Lease.

(c)         Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, (i) the Company and its Subsidiaries have good and marketable title to, or a valid and enforceable leasehold interest in, all Company Assets and (ii) none of the Company’s or any of its Subsidiaries’ ownership of or leasehold interest in any such Company Assets is subject to any Liens (except in all cases for Permitted Liens).

Section 3.19        Permits; Compliance with Law.

(a)         Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, each of the Company and its Subsidiaries is in possession of all material franchises, grants, authorizations, licenses, registrations, easements, variances, exceptions, consents, certificates, approvals, waivers, notices, and other permits of any Governmental Authority (“Permits”) necessary (but excluding any Permits required under Environmental Laws, the representations and warranties to which are addressed solely in Section 3.16) for each of the Company and its Subsidiaries to own, lease and operate their respective properties and assets or to carry on their respective business as it is now being conducted (collectively, the “Company Permits”). All such Company Permits are in full force and effect in all material respects and no suspension or cancellation of any of the Company Permits is pending or, to the Knowledge of the Company, has been threatened in writing against the Company or any of its Subsidiaries.

(b)         Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, each of the Company and its Subsidiaries has at all times since the Company Incorporation Date been in compliance in all material respects with (i) all Laws applicable to the Company or such Subsidiary or by which any of the Company Assets is bound and (ii) all Laws applicable to, and the terms and conditions of, any Company Permits.

Section 3.20        Certain Business Practices

(a)         None of the Company or its Subsidiaries, nor any of their respective directors, managers, or officers, or, to the Knowledge of the Company, any employee, agent, or representative thereof, has since the Company Incorporation Date offered, paid, promised to pay, or authorized the payment of any money or any other thing of value to any Person (i) with the intention of inducing improper conduct on the part of the recipient, (ii) acceptance of which would violate the policies of the recipient’s employer or cause the recipient to breach a duty owed to his or her employer, or (iii) to otherwise secure an undue or improper advantage for the Company or its Subsidiaries in violation of any Anti-Corruption Law.

(b)         None of the Company or its Subsidiaries, nor any of their respective directors, managers, or officers, or, to the Knowledge of the Company, any employee, agent, or representative thereof since the Company Incorporation Date (i) has been or is a Sanctioned Person, (ii) has (acting for or on behalf of the Company or its Subsidiaries) transacted business with or for the benefit of a Sanctioned Person or otherwise violated applicable Sanctions, or (iii) committed a violation of any applicable Ex-Im Law.

(c)         The operations of the Company and its Subsidiaries have been and are conducted in compliance with applicable Anti-Money Laundering Laws, including any financial recordkeeping and reporting requirements.

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(d)         To the Knowledge of the Company, none of the Company or its Subsidiaries has been, in the last three years, the subject of any allegation, voluntary disclosure, investigation, prosecution or enforcement action related to any Anti-Corruption Laws, Sanctions, Ex-Im Laws.

Section 3.21        Regulatory Matters.    Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, (a) the Company and its Subsidiaries currently conduct, and have at all times since the Company Incorporation Date, conducted their respective businesses in compliance with all Laws applicable to their respective operations, activities or services and any Orders to which they are a party or are subject, including any settlement agreements or corporate integrity agreements, (b) except for routine matters arising in the ordinary course of business, none of the Company or any of its Subsidiaries has received any written notice, citation, suspension, revocation, limitation, warning, or request for repayment or refund issued by a Governmental Authority which alleges or asserts that the Company or any of its Subsidiaries has violated any Laws or which requires or seeks to adjust, modify or alter the Company’s or any of its Subsidiary’s operations, activities, services or financial condition that has not been fully and finally resolved to the Governmental Authority’s satisfaction without further Liability to the Company and its Subsidiaries and (c) there are no restrictions imposed by any Governmental Authority upon the Company’s or any of its Subsidiaries’ business, activities or services which would restrict or prevent the Company or any of its Subsidiaries from operating as it currently operates.

Section 3.22        Transactions with Affiliates.    Except for the Investor Agreements, any Company Benefit Plan, this Agreement and any other Ancillary Agreement, or as set forth on Section 3.22 of the Company Disclosure Schedule, there are no transactions, arrangements or Contracts between the Company or any Subsidiary of the Company, on the one hand, and any stockholder, officer, director, manager or Affiliate (other than the Company and its Subsidiaries) of the Company, on the other hand, other than (a) employment relationships, equity arrangements and compensation, benefits, travel advances and employee loans in the ordinary course of business and any Contract providing for the indemnification or reimbursement of expenses of (x) any member of the Company Board or other governing body of the Company or any of its Subsidiaries and/or (y) any officer of the Company or any of its Subsidiaries.

Section 3.23        Insurance.    All material fire and casualty, general liability, business interruption, product liability, and sprinkler and water damage insurance policies maintained by or on behalf of the Company or any of its Subsidiaries (the “Insurance Policies”) are in full force and effect and all premiums payable under such policies have been duly paid to date. As of the date of this Agreement, none of the Company or any of its Subsidiaries have received any written notice of default or cancellation of any such policy.

Section 3.24        Brokers.    No broker, finder, adviser or investment banker is entitled to any brokerage, success, finder’s or other similar fee or commission in connection with the Transactions based upon arrangements made by or on behalf of the Company or any of its Subsidiaries.

Section 3.25        No Additional Representations or Warranties.    Except as provided in this Article III, neither the Company nor any of its Affiliates, nor any of their respective directors, managers, officers, employees, equityholders, partners, members or other Representatives has made, or is making, any express or implied representation or warranty whatsoever to the Parent Entities or their respective Affiliates and no such party shall be liable in respect of the accuracy or completeness of any information provided to any Parent Entity.

Article IV.    REPRESENTATIONS AND WARRANTIES OF PARENT ENTITIES

Except as (i) set forth in the corresponding sections of the disclosure schedule delivered by the Parent Entities to the Company on the date of this Agreement (the “Parent Disclosure Schedule”), it being agreed that disclosure of any item in any section of the Parent Disclosure Schedule (whether or not an explicit cross reference appears) shall be deemed to be disclosure with respect to any other section to which the relevance of such item is reasonably apparent on its face or (ii) disclosed in any of the Parent SEC Reports filed prior to the date of this Agreement, to the extent the relevance of such item is reasonably apparent on its face (excluding all disclosures contained under the headings “Risk Factors,” “Disclosure Regarding Forward Looking Statements” or “Quantitative and Qualitative Disclosures about Market Risk” or in any other sections to the extent such disclosures are prospective or forward-looking statements or cautionary, predictive or forward-looking in nature); provided, that nothing disclosed in the Parent SEC Reports shall be deemed to be a qualification of, or modification to, the

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representations and warranties set forth in Section 4.01, Section 4.02, Section 4.03, Section 4.04, Section 4.05, Section 4.05(a), Section 4.07, Section 4.08, Section 4.12, Section 4.29 and Section 4.30, the Parent Entities, jointly and severally, represent and warrant to the Company that:

Section 4.01        Organization and Power.    Each of the Parent Entities and their respective Subsidiaries is duly organized, validly existing and in good standing under the Law of its jurisdiction of organization. Each Parent Entity has the requisite corporate power and authority to own, lease and operate its assets and properties and to carry on its business as now conducted, except where the failure to have such requisite power or authority would not constitute a Company Material Adverse Effect. Each of the Subsidiaries of the Parent Entities has the requisite power and authority to own, lease and operate its assets and properties and to carry on its business as now conducted, except where the failure to have such requisite power or authority would not constitute a Parent Material Adverse Effect. Each of the Parent Entities and their respective Subsidiaries is duly qualified to do business as a foreign corporation, limited liability company or other legal entity and is in good standing in each jurisdiction where such qualification is necessary, except where the failure to be so qualified or in good standing would not constitute a Parent Material Adverse Effect.

Section 4.02        Organizational Documents.    Each Parent Entity has made available to the Company true and complete copies of the certificate of incorporation or certificate of formation and bylaws or limited liability company agreement (or similar organizational documents) of the Parent Entities as in effect on the date of this Agreement (collectively, the “Parent Organizational Documents”). No Parent Entity is in breach in any material respects of the Parent Organizational Documents governing such Parent Entity.

Section 4.03        Governmental Authorizations.    Assuming that the representations and warranties of the Company contained in Section 3.04 are true and correct, the execution, delivery and performance of this Agreement by each Parent Entity and the consummation by each of the Parent Entities of the Transactions do not and will not require any Governmental Authorizations, other than:

(a)         the filing of the Certificates of Merger with the Secretary of State of the State of Delaware;

(b)         the filing with the Securities and Exchange Commission (the “SEC”) of a registration statement on Form S-4 (together with all amendments and supplements, and including the Proxy Statement, the “Parent Registration Statement”) and the Form 10;

(c)         any other filings or reports that may be required in connection with this Agreement, the Ancillary Agreements and the Transactions under the Exchange Act or state securities Laws or “blue sky” Laws;

(d)         compliance with Nasdaq rules and regulations;

(e)         such other Governmental Authorizations, where the failure to obtain such Governmental Authorizations would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect;

(f)          the HSR Act and any applicable requirements of other Antitrust Laws (if applicable); or

(g)         as set forth on Section 4.03 of the Parent Disclosure Schedule.

Section 4.04        Corporate Authorization.    Each Parent Entity has all necessary corporate power and authority to enter into this Agreement, the Ancillary Agreements to which it is a party and, subject to the receipt of the Requisite Parent Vote, to consummate the Transactions. The Parent Board has unanimously (a) approved and declared advisable this Agreement, the Ancillary Agreements to which a Parent Entity is a party, and the Transactions, including the Mergers, (b) declared that it is in the best interests of the stockholders of Parent that Parent enter into this Agreement and the Ancillary Agreements to which it is a party and to consummate the Transactions, including the Mergers, on the terms and subject to the conditions set forth in this Agreement, (c) directed that the adoption of this Agreement be submitted to a vote at a meeting of the stockholders of Parent, and (d) recommended to the stockholders of Parent that they adopt this Agreement. The execution, delivery and performance of this Agreement by each Parent Entity and, assuming that the Requisite Parent Vote is received, the consummation by each Parent Entity of the Transactions have been duly and validly authorized by all necessary corporate action on the part of each Parent Entity. This Agreement has been duly and validly executed and delivered by the Parent Entities and constitutes a legal, valid and binding agreement of each Parent Entity enforceable against each Parent Entity in accordance with

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its terms (except as such enforceability may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other similar laws of general applicability relating to or affecting creditor’s rights, and to general equitable principles). The Requisite Parent Vote is the only vote of the holders of any class or series of capital stock of Parent required to approve and adopt this Agreement and the Transactions. Prior to the execution of the Parent Voting and Support Agreement, the Parent Board approved the Parent Voting and Support Agreement and the transactions contemplated by the Parent Voting and Support Agreement.

Section 4.05        Non-Contravention.

(a)         Subject to obtaining the Requisite Parent Vote, the receipt of the consents, approval, authorizations and other requirements set forth in Section 4.03, and except as set forth on Section 4.05 of the Parent Disclosure Schedule, the execution, delivery and performance of this Agreement by each Parent Entity and the consummation of the Transactions, including the Holdings Transfer, do not and will not (i) contravene or conflict with, or result in any violation or breach of, any provision of (A) the Parent Organizational Documents or (B) the comparable organizational or governing documents of any of the Subsidiaries of the Parent Entities, (ii) contravene or conflict with, or result in any material violation or breach of, any Permit or Law applicable to any of the Parent Entities or any of their respective Subsidiaries or by which any Parent Assets are bound, assuming that all Governmental Authorizations described in Section 4.03 have been obtained or made, (iii) result in any violation, termination, acceleration of any material obligation, cancellation or breach of, or constitute a default (with or without notice or lapse of time or both) or require any notice or consent under, any Parent Material Contracts or Parent Real Property Leases to which the Parent Entities or any of their respective Subsidiaries is a party or by which any Parent Assets are bound or (iv) result in the creation of any Liens (other than Permitted Liens) upon any of the Parent Assets, except, in the case of clauses (iii) and (iv), as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect. None of the Parent Entities nor any of their respective Subsidiaries has received any written notice from any Governmental Authority regarding any actual, alleged, possible or potential violation by, or failure of any Parent Entities or any of their respective Subsidiaries to comply with any Permit or Law.

(b)         Notwithstanding the foregoing, there is no Contract to which any Parent Entity is a party that purports to have a Material effect (our could be construed to affect) Company Intellectual Property following consummation of the Transactions contemplated under this Agreement.

Section 4.06        Capitalization.

(a)         As of the date of this Agreement, Parent’s authorized capital stock consists solely of (i) 75,000,000 shares of Parent Common Stock, (ii) 1,000,000 shares of Parent Preferred Stock and (iii) 2 shares of Parent Series A Preferred Stock. As of the close of business on the date of this Agreement, (i) 5,136,177 shares of Parent Common Stock were issued and outstanding, (ii) no shares of Parent Preferred Stock were issued and outstanding, (iii) no shares of Parent Series A Preferred Stock were issued and outstanding, (iv) 86,790 options to purchase shares of Parent Common Stock at a weighted average per share exercise price of $6.53 were outstanding, (v) 71,630 options to purchase Parent Common Stock at a per share exercise price of $5.90 were outstanding and (vi) 675,000 shares of Parent Common Stock were reserved for issuance under the Parent Equity Plan. As of the date of this Agreement, Merger Sub I’s authorized capital stock consists solely of 100 shares of common stock, par value $0.0001 per share, of which 100 shares were issued and outstanding and Merger Sub II’s membership interests are solely owned by Parent.

(b)         Except as set forth in Section 4.06(a), or to the extent expressly permitted under Section 5.02 (including as required by applicable Law), (i) there are no other outstanding shares of capital stock of any Parent Entity (subject to any exercise of Parent Stock Options after the date of this Agreement each in accordance with their terms) and (ii) there are no outstanding subscriptions, options, warrants, calls, convertible securities, rights of first refusal, preemptive rights, or other similar rights, agreements or commitments (other than this Agreement) relating to the issuance or acquisition of capital stock to which any of the Parent Entities or any of their respective Subsidiaries is a party obligating the Parent Entities or any of their respective Subsidiaries to (A) issue, transfer or sell any shares of capital stock or other equity interests of any of the Parent Entities or any of their respective Subsidiaries or securities convertible into or exchangeable for such shares or equity interests or (B) grant, extend or enter into any such subscription, option, warrant, call, convertible securities or other similar right, agreement or arrangement, (C) redeem, repurchase or otherwise acquire any such shares of capital stock or other equity interests, or (D) provide an amount of funds to, or make any investment (in the form of a loan, capital contribution or otherwise) in Parent or any of its Subsidiaries or any other Person.

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(c)         All outstanding shares of Parent Common Stock have been duly authorized and are validly issued, fully paid and non-assessable and are not subject to any pre-emptive rights. All outstanding shares of Parent Common Stock and Parent Stock Options were offered, sold and issued in compliance in all material respects with applicable securities Laws and were not issued in violation in any material respect of (i) the Parent Organizational Documents applicable to Parent or (ii) any Contract.

(d)         Each outstanding share of capital stock or other equity interests of each Subsidiary of the Parent Entities is duly authorized, validly issued, fully paid and non-assessable, in each case, to the extent such concepts are applicable to such capital stock or other equity interests, and not subject to any pre-emptive rights.

(e)         Except as set forth in this Section 4.05(a), there are no outstanding contractual obligations of the Parent Entities or any of their respective Subsidiaries to repurchase, redeem or otherwise acquire any capital stock of the Parent Entities, including shares of Parent Common Stock, or capital stock of any Subsidiary of Parent.

(f)          There are no voting trusts, proxies or similar agreements, arrangements or commitments to which the Parent Entities or any of their respective Subsidiaries is a party with respect to the voting of any shares of capital stock of any of the Parent Entities or any of their respective Subsidiaries. There are no bonds, debentures, notes or other instruments of indebtedness of the Parent Entities or any of their respective Subsidiaries that entitle the holder of such instruments of indebtedness to vote together with stockholders of the Parent Entities on any matters with respect to the Parent Entities or any of their respective Subsidiaries.

(g)         Section 4.06(g) of the Parent Disclosure Schedule sets forth a true, complete and correct list of all Persons who, as of the date of this Agreement, hold Parent Stock Options, indicating, with respect to each such holder, the number of shares of Parent Common Stock subject to such option, the exercise price of each Parent Stock Option, the date of grant, the vesting schedule and the expiration date.

Section 4.07        Subsidiaries.

(a)         Section 4.07(a) of the Parent Disclosure Schedule sets forth a complete and accurate list of each Subsidiary of the Parent Entities. Parent has made available to the Company, the organizational documents of each Subsidiary of the Parent Entities.

(b)         Each of the Subsidiaries of the Parent Entities is wholly owned by Parent, directly or indirectly, free and clear of any Liens (other than Permitted Liens). Parent does not own, directly or indirectly, any capital stock or other equity securities of, or any other securities convertible or exchangeable into or exercisable for capital stock or other equity securities of, any Person other than the Subsidiaries of Parent. Parent has not agreed to, is not obligated to make, and is not bound by any Contract under which it may become obligated to make, any future investment in or capital contribution to, any Person other than the Subsidiaries of Parent.

Section 4.08        Business Operations.    Except as set forth on Section 4.08 or Section 4.14 of the Parent Disclosure Schedule, each Parent Entity (a) has not owned and does not own any assets or property (other than equity interests of its wholly-owned Subsidiaries), (b) has not had and does not have any employees, (c) except for this Agreement and the Ancillary Agreements to which a Parent Entity is a party, is not and has not been a party to, and does not have and, following the Holdings Transfer, will not have, any obligations under, any Contracts, (d) has not conducted and does not conduct any business (other than the ownership of equity interests of its Subsidiaries) and (e) except: (i) for Taxes accrued and not yet payable, (ii) for obligations under the Parent Organizational Documents applicable to such Parent Entity, and (iii) as contemplated by this Agreement and each Ancillary Agreement to which such Parent Entity is a party, does not have any indebtedness for borrowed money or material Liabilities.

Section 4.09        SEC Filings and the Sarbanes-Oxley Act.

(a)         Parent has filed with or furnished to the SEC (subject to extensions pursuant to Exchange Act Rule 12b-25) each report, statement, schedule, form, certification or other document (including exhibits and all other information incorporated in such documents) or filing required by applicable Law to be filed with or furnished by Parent to the SEC in a timely manner. Parent has delivered to the Company accurate and complete copies of all reports, statements (including registration and Proxy Statements), schedules, forms, certifications or other document (including exhibits and all other information incorporated in such documents) filed by Parent with the SEC since December 31, 2018 (the documents referred to in this Section 4.09(a), as they may have been supplemented, modified or amended since the initial filing date and together with all exhibits and information incorporated by reference in

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such documents, the “Parent SEC Reports”), other than such documents that can be obtained on the SEC’s website at www.sec.gov. No Subsidiary of Parent is required to file or furnish any report, statement, schedule, form, registration statement, proxy statement, certification or other document with, or make any other filing with, or furnish any other material to, the SEC.

(b)         As of its filing date (or, if amended, supplemented, modified or superseded by a filing prior to the date of this Agreement, on the date of such filing), each Parent SEC Report complied, and each such Parent SEC Report filed subsequent to the date of this Agreement and prior to the Effective Time will comply in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act and the rules and regulations of the SEC promulgated that are applicable to each such Parent SEC Report.

(c)         As of its filing date (or, if amended, supplemented, modified or superseded by another filing prior to the date of this Agreement, on the date of such filing), each Parent SEC Report filed on or prior to the date of this Agreement did not, and each such Parent SEC Report filed subsequent to the date of this Agreement and prior to the Effective Time will not, contain any untrue statement of a material fact or omit to state any material fact required to be stated in such Parent SEC Report or necessary in order to make the statements made in such Parent SEC Report, in the light of the circumstances under which they were made, not misleading. Each Parent SEC Report that is a registration statement, as amended or supplemented, if applicable, filed pursuant to the Securities Act, as of the date such registration statement, amendment or supplement became effective, did not, and each such Parent SEC Report filed subsequent to the date of this Agreement and prior to the Effective Time, as of the date such registration statement, amendment or supplement becomes effective, will not, contain any untrue statement of a material fact or omit to state any material fact required to be stated in such Parent SEC Report or necessary to make the statements in such Parent SEC Report not misleading.

(d)         As of the date of this Agreement, Parent has not received, and there are no outstanding or unresolved comments in, any comment letters received by Parent from the SEC with respect to the Parent SEC Reports and to Parent’s Knowledge, none of the Parent SEC Reports have been the subject of any review of, or is the subject of any ongoing review by, the SEC.

(e)         Neither Parent nor any of its Subsidiaries is a party to, has any commitment to become a party to, any joint venture, off balance sheet partnership or any similar Contract (including any Contract or arrangement relating to any transaction or relationship between or among the Parent Entities and their respective Subsidiaries, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand, or any “off balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K under the Exchange Act)).

(f)          With respect to each annual report on Form 10-K and each quarterly report on Form 10-Q (and any amendments to such Form 10-K or 10-Q) included in the Parent SEC Reports, the chief executive officer and chief financial officer of Parent have made all certifications required by the Sarbanes-Oxley Act and any related rules and regulations promulgated by the SEC (including certifications required by Rules 13a-14 and 15d-14 under the Exchange Act and Sections 302 and 906 of the Sarbanes-Oxley Act), and (i) the statements contained in any such certifications were complete and correct and (ii) such certifications complied with the applicable provisions of the Sarbanes-Oxley Act, in each case, in all material respects as of their respective dates. As of the date of this Agreement, Parent has not received written notice from the SEC challenging or questioning the accuracy, completeness, form or manner of filing of such certifications made with respect to the Parent SEC Reports filed prior to the date of this Agreement. Parent is in compliance in all material respects with all current listing and corporate governance requirements of Nasdaq and is in compliance in all material respects with all applicable provisions, rules, regulations and requirements of the Sarbanes-Oxley Act. Parent has not received any correspondence from any officials or staff of Nasdaq relating to the delisting or maintenance of listing of the Parent Common Stock on Nasdaq.

(g)Parent meets the requirements for use of Form S-3 under the Securities Act and has prepared and filed with the SEC a Registration Statement on Form S-3 (File No. 333-249238) that has been declared effective by the SEC for the offering and sale of securities of Parent (the “Registration Statement”) and there has been no issuance by the SEC of any stop order suspending the effectiveness of such Registration Statement. The Registration Statement meets the requirements set forth in Rule 415(a)(1)(x). Parent has met the transaction requirements with respect to the aggregate market value of securities being sold pursuant to such Registration Statement and during the twelve (12) months prior to an offering pursuant to such Registration Statement, as set forth in General Instruction I.B.6 of Form S-3.

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Section 4.10        Financial Statements; Internal Controls.

(a)         The audited consolidated financial statements and unaudited consolidated interim financial statements of Parent and its consolidated Subsidiaries included in the Parent SEC Reports:

(i)          complied in all material respects with applicable accounting requirements and the rules and regulations of the SEC;

(ii)         were prepared in accordance with GAAP applied on a consistent basis (except as may be indicated in the notes to those financial statements); and

(iii)        fairly presented in all material respects the consolidated financial position of Parent and its consolidated Subsidiaries as of the dates of such financial statements and their consolidated results of operations and cash flows for the periods then ended (subject, in the case of any unaudited interim financial statements, to normal year-end adjustments and the absence of notes). Parent maintains and since January 1, 2018, has maintained, disclosure controls and procedures required by Rule 13a-15 or Rule 15d-15 under the Exchange Act. Such disclosure controls and procedures are reasonably designed and reasonably effective to ensure that all information (both financial and non-financial) relating to the Parent Entities and their respective Subsidiaries required to be disclosed in Parent’s periodic reports under the Exchange Act is made known to the Parent’s principal executive officer and its principal financial officer by others within the Parent Entities or any of their respective Subsidiaries, and such disclosure controls and procedures are effective in timely alerting the Parent’s principal executive officer and its principal financial officer to such information required to be included in the Parent’s periodic reports required under the Exchange Act. Parent maintains a system of “internal control over financial reporting” (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) reasonably sufficient (A) to provide reasonable assurance (1) that transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP consistently applied, (2) that transactions are executed only in accordance with the authorization of management, and (3) regarding prevention or timely detection of the unauthorized acquisition, use or disposition of Parent’s properties or assets that could have a material effect on the financial statements and (B) such that all material information is accumulated and communicated to its management as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of SOX. From January 1, 2018, until the date of this Agreement, Parent has disclosed to Parent’s auditors and the audit committee of the Parent Board and made available to the Company prior to the date of this Agreement (x) all significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting which are reasonably likely to adversely affect Parent’s or any of its Subsidiaries’ ability to record, process, summarize and report financial information in any material respect and (y) any fraud, whether or not material, that involves management or other employees who have a significant role in the Parent internal controls, in each case, if any. From January 1, 2018, until the date of this Agreement, to the Knowledge of Parent, neither Parent nor any of its Subsidiaries has received any written complaint, allegation, assertion or claim regarding the accounting or auditing practices, procedures, methodologies or methods of Parent or its Subsidiaries or their respective internal accounting controls.

(b)         Except as set forth on Section 4.10(b) of the Parent Disclosure Schedule, there are no off-balance sheet arrangements to which the Parent Entities or any of their respective Subsidiaries is a party.

(c)         To the Knowledge of Parent, Parent’s independent registered accounting firm has at all times since the date Parent became subject to the applicable provisions of the Sarbanes-Oxley Act been: (i) a registered public accounting firm (as defined in Section 2(a)(12) of the Sarbanes-Oxley Act); (ii) “Independent” with respect to Parent within the meaning of Regulation S-X under the Exchange Act; and (iii) in compliance with subsections (g) through (l) of Section 10A of the Exchange Act and the rules and regulations promulgated by the SEC and the Public Company Accounting Oversight Board under the Exchange Act.

(d)         There have been no formal investigations regarding financial reporting or accounting policies and practices discussed with, reviewed by or initiated at the direction of the chief executive officer, chief financial officer, principal accounting officer, general counsel or similar officer of Parent, the Parent Board or any committee of the Parent Board, other than ordinary course audits or reviews of accounting policies and practices or internal controls required by the Sarbanes-Oxley Act.

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(e)         Each director and executive officer of Parent has filed with the SEC on a timely basis all statements required by Section 16(a) of the Exchange Act and the rules and regulations promulgated under the Exchange Act. Parent has not taken any action prohibited by Section 402 of the Sarbanes-Oxley Act.

Section 4.11        Undisclosed Liabilities.    As of the date of this Agreement, except as set forth in Section 4.11 of the Parent Disclosure Schedule, there are no Liabilities of the Parent Entities or any of their respective Subsidiaries, individually or in the aggregate, that are required to be recorded or reflected on a balance sheet prepared in accordance with GAAP, other than:

(a)         Liabilities reflected or reserved against in the consolidated balance sheet of Parent and its consolidated Subsidiaries as of the Balance Sheet Date or the related footnotes set forth in the Parent SEC Reports;

(b)         Liabilities incurred since the Balance Sheet Date in the ordinary course of business (none of which is a Liability for tort, breach of contract or environmental Liability);

(c)         Liabilities incurred in connection with the Transactions or as permitted or contemplated expressly by this Agreement; and

(d)         Liabilities that would not, individually or in the aggregate, reasonably be expected to be material to the Parent Entities and their respective Subsidiaries.

Section 4.12        Absence of Certain Changes.    Except as otherwise expressly contemplated or required by this Agreement, or as set forth in Section 4.12 of the Parent Disclosure Schedule, since the Balance Sheet Date to the date of this Agreement, (a) the business of Parent and each of its Subsidiaries has been conducted, in all material respects, in the ordinary course of business, (b) there has not been any Parent Material Adverse Effect and (c) there has not been or occurred any event, condition, action or effect that, if taken after the date of this Agreement, would constitute a breach of Section 5.02.

Section 4.13        Litigation.

Except as set forth in Section 4.13 of the Parent Disclosure Schedule, from the Balance Sheet Date through the date of this Agreement, (a) there have been no Legal Actions pending or, to the Knowledge of Parent, threatened against the Parent Entities or any of their respective Subsidiaries or any of their assets or properties that would, individually or in the aggregate, reasonably be expected to be material to the Parent Entities and their respective Subsidiaries and (b) there are no Orders outstanding against the Parent Entities or any of their respective Subsidiaries or any of their assets or properties that would, individually or in the aggregate, reasonably be expected to be material to the Parent Entities and their respective Subsidiaries.

Section 4.14        Material Contracts.

(a)         Section 4.14 of the Parent Disclosure Schedule sets forth a list of each of the following Contracts to which, as of the date of this Agreement, the Parent Entities or any of their respective Subsidiaries is a party (each, a “Parent Material Contract”):

(i)          any “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC as determined as of the date of this Agreement, other than those agreements and arrangements described in Item 601(b)(10)(iii)) with respect to Parent;

(ii)         each Contract (A) not to (or otherwise restricting or limiting the ability of the Parent Entities or any of their respective Subsidiaries to) compete in any line of business or geographic area or (B) to restrict the ability of the Parent Entities or any of their respective Subsidiaries to conduct business in any geographic area;

(iii)        each Contract (other than any Parent Benefit Plan) providing for or resulting in payments by the Parent Entities or any of their respective Subsidiaries that exceeded $100,000 in the calendar year ended December 31, 2021, or that is reasonably likely to require, during the remaining term of such Contract, annual payments by a Parent Entity or any of their Subsidiaries that exceed $1,000,000;

(iv)        all Contracts granting to any Person an option or a first refusal, first offer or similar preferential right to purchase or acquire any material Parent Assets;

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(v)         all material Contracts (A) for the granting or receiving of a license, sublicense or franchise (in each case, including any such Contracts relating to any Intellectual Property) providing for or resulting in a payment in excess of $1,000,000 per year or (B) under which any Person is obligated to pay or has the right to receive a royalty, license fee, franchise fee or similar payment in which it is reasonably expected to pay or receive a royalty, license fee, franchise fee or similar payment in excess of $1,000,000, in each case of clause (A) and (B), other than agreements with employees, non-exclusive licenses granted to a Parent Entity’s or its Subsidiaries’ customers, and non-exclusive licenses to commercially available, off-the-shelf Software that have been granted on standardized, generally available terms;

(vi)        all partnership, joint venture or other similar agreements or arrangements;

(vii)       any agreement with any director, officer or stockholder of Parent or any Subsidiary that is required to be described under Item 404 of Regulation S-K of the SEC in the Parent SEC Reports;

(viii)      any agreement relating to indebtedness for borrowed money or the deferred purchase price of property (in either case, whether incurred, assumed, guaranteed or secured by any asset), except any such agreement with an aggregate outstanding principal amount not exceeding $5,000,000;

(ix)        any agreement for the disposition or acquisition by the Parent Entities or any of their respective Subsidiaries, with material obligations of the Parent Entities or any of their respective Subsidiaries (other than confidentiality obligations) remaining to be performed or material Liabilities of the Parent Entities or any of their respective Subsidiaries continuing after the date of this Agreement, of any material business or any material amount of assets other than in the ordinary course of business;

(x)         any agreement restricting or limiting the payment of dividends or the making of distributions to stockholders, including intercompany dividends or distributions other than such restrictions or limitations that are required by applicable Law; and

(xi)        all material agreements with any Governmental Authority.

(b)         Section 4.14(b) of the Parent Disclosure Schedule sets forth (i) a list of each Legacy Contract and (ii) all Contracts granting to any Person an option or a first refusal, first offer or similar preferential right to purchase or acquire any material Legacy Asset, a true and complete copy of which have been made available to the Company.

(c)         A true and complete copy of each Parent Material Contract (including any related amendments) entered into prior to the date of this Agreement has been filed as an exhibit (by reference or otherwise) to the Parent Annual Report on Form 10-K for the fiscal year ended December 31, 2021 filed with the SEC on March 29, 2022, or disclosed by Parent in a subsequent Parent SEC Report or made available to the Company prior to the date of this Agreement. Each Parent Material Contract is a valid and binding agreement of Parent or its applicable Subsidiary, except where the failure to be valid and binding would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect. Except as would not, be material to Parent, (i) neither Parent or such Subsidiary nor, to the Knowledge of Parent, any other party, is in breach of or default under any such Parent Material Contract, (ii) as of the date of this Agreement, there are no material disputes with respect to any such Parent Material Contract and (iii) as of the date of this Agreement, no party under any Parent Material Contract has given written notice of its intent to terminate or otherwise seek a material amendment to such Parent Material Contract.

Section 4.15        Benefit Plans.

(a)         Section 4.15(a) of the Parent Disclosure Schedule lists all material Parent Benefit Plans. For purposes of this Agreement a “Parent Benefit Plan” is, whether or not written, (i) any “employee benefit plan” within the meaning of Section 3(3) of ERISA, (ii) any compensation, stock purchase, stock option, equity or equity-based compensation, retention, severance, employment, individual consulting, change-of-control, transaction bonus, bonus, incentive, deferred compensation and other employee benefit plan, agreement, arrangement, program or policy, whether or not subject to ERISA, (iii) any plan, agreement, program or policy providing vacation benefits, medical, dental, vision or prescription benefits, disability or sick leave benefits, life insurance, employee assistance program, supplemental unemployment benefits and post-employment or retirement benefits (including compensation or pension benefits), in each case (A) under which any current or former director, manager, officer, employee or individual independent contractor of any Parent Entity or any of its Subsidiaries has any right to benefits and for which any

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Parent Entity or any of its Subsidiaries has any Liability or (B) which are maintained, sponsored or contributed to by any Parent Entity or any of its Subsidiaries or to which any Parent Entity or any of its Subsidiaries makes or is required to make contributions or with respect to which any Parent Entity or any of its Subsidiaries has any material Liability.

(b)         With respect to each material Parent Benefit Plan, if applicable, Parent has made available to the Company true and complete copies of (i) the current plan document and any amendments thereto and for any unwritten plan, a summary of the material terms, (ii) the most recent summary plan description, (iii) the most recent annual report on Form 5500 (including all schedules), (iv) if the Parent Benefit Plan is intended to qualify under Section 401(a) of the Code, the most recent determination or opinion letter received from the IRS, and (v) all material non-routine correspondence with respect to any Parent Benefit Plan with a Governmental Authority within the last three years.

(c)         No Parent Entity nor any of its Subsidiaries maintains, sponsors, or contributes to (or is required to sponsor, maintain, or contribute to), or has within the preceding six years maintained, sponsored or contributed to, or has any Liability, including on account of an ERISA Affiliate, under or with respect to, (i) any “defined benefit plan” (as defined in Section 3(35) of ERISA) that is subject to Section 412 or Section 430 of the Code or Title IV of ERISA, (ii) any “multiemployer plan” (as defined in Section 3(37) of ERISA and 4001(a)(3) of ERISA), (iii) any “multiple employer plan” (within the meaning of Section 210 of ERISA or Section 413(c) of the Code) or that is or has been subject to Section 4063 or 4064 of ERISA, or (iv) any “multiple employer welfare arrangement” (as defined in Section 3(40)(A) of ERISA). No Parent Entity nor any of their Subsidiaries has any Liability as a result of any time being considered a single employer with any other Person under Section 414 of the Code. No Parent Benefit Plan is a voluntary employee benefit association under Section 501(c)(9) of the Code. No Parent Entity nor any of their Subsidiaries has engaged in any transaction described in sections 4069 or 4212(c) of ERISA or to which Section 4204 of ERISA applied.

(d)         Each Parent Benefit Plan is in compliance in all material respects with all applicable requirements of ERISA, the Code and other applicable Laws and has been administered in all material respects in accordance with its terms and such Laws. With respect to each Parent Benefit Plan that is intended to qualify under Section 401(a) of the Code, (i) such Parent Benefit Plan has received a favorable determination or opinion letter has been issued by the IRS with respect to such qualification, (ii) its related trust has been determined to be exempt from taxation under Section 501(a) of the Code and (iii) to the Knowledge of the Parent, no event has occurred since the date of such qualification or exemption that would reasonably be expected to adversely affect such qualification or exemption.

(e)         No Parent Entity nor any of its Subsidiaries has any Liability with respect to, and no Parent Benefit Plan provides, retiree or post-employment health, medical, life insurance or death benefits to current or former employees or other individual service providers of any Parent Entity or any of its Subsidiaries beyond their retirement or other termination of service, other than coverage mandated by COBRA or Section 4980B of the Code, or any similar state group health plan continuation Law, the premium cost of which is fully paid by such current or former employees or other individual service providers or their dependents. No Parent Benefit Plan is maintained (or governed by the Laws) outside of the United States or provides benefits to any service provider who is based or provides substantial services (in whole or in part) outside of the United States.

(f)          Neither the execution and delivery of this Agreement nor the consummation of the Transactions could (either alone or in combination with another event) (i) result in any payment from any Parent Entity or any of its Subsidiaries becoming due, or increase the amount of any compensation due, to any current or former employee, director, manager or individual independent contractor of any Parent Entity or any of its Subsidiaries, (ii) increase any benefits otherwise payable under any Parent Benefit Plan, (iii) result in the acceleration of the time of payment, vesting of any compensation or benefits or forgiveness of indebtedness with respect to any current or former employee, director, manager or individual independent contractor of any Parent Entity or any of its Subsidiaries, (iv) result in any funding, through a grantor trust or otherwise, of any compensation or benefits to any current or former employee, director, manager or individual independent contractor of any Parent Entity or any of its Subsidiaries under any Parent Benefit Plan or (v) result in any breach or violation of or default under or limit Parent’s, Merger Sub I’s, Merger Sub II’s or the Company’s right to amend, modify or terminate any Parent Benefit Plan.

(g)         Neither the execution and delivery of this Agreement nor the consummation of the Transactions could (either alone or in combination with another event) cause any amount to fail to be deductible by reason of Section 280G of the Code or be characterized as an “excess parachute payment” (as such term is defined in Section 280G(b)(1) of the Code).

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(h)         Each Parent Benefit Plan that constitutes in any part a “nonqualified deferred compensation” (as defined in Section 409A(d)(1) of the Code) has been operated and maintained, in form and operation, in all respects in accordance with Section 409A of the Code and applicable guidance of the Department of Treasury and Internal Revenue Service, and no amount under any such Parent Benefit Plan has been, is or is reasonably expected to be subject to any Tax set forth under Section 409A(a)(1)(B) of the Code. No person is entitled to any gross-up, make-whole or other additional payment from any Parent Entity or any of its Subsidiaries in respect of any Tax (including taxes imposed under Section 4999 or 409A of the Code).

(i)          Since January 1, 2018, there have been no pending, or, to the Knowledge of Parent, threatened, material claims, investigations, audits or litigation against or involving any Parent Benefit Plan, other than ordinary claims for benefits by participants and beneficiaries.

(j)          Each Parent Benefit Plan can be terminated at any time for any or no reason by any Parent Entity or any its Subsidiaries without any past, present or future Liability or obligation to any Parent Entity or any of its Subsidiaries (other than solely administrative expenses related to such termination). No consents, approvals or other actions of any Third Party (other than solely administrative processes) are required to effect the actions contemplated by the Separation Agreement with respect to the Parent Benefit Plans.

Section 4.16        Labor Relations.

(a)         Since January 1, 2018, (i) no employee of any Parent Entity or any of its Subsidiaries is or has been represented by a union and, to the Knowledge of Parent, no union organizing efforts are currently being, or have been, conducted, (ii) neither any Parent Entity nor any of its respective Subsidiaries is or has been a party to, or is currently negotiating any entry into, any collective bargaining agreement or other labor Contract, and (iii) there have been no actual or, to the Knowledge of the Company, threatened strike, picket, work stoppage, work slowdown or other organized labor dispute in respect of any Parent Entity or any of its respective Subsidiaries.

(b)         Each of the Parent Entities and their respective Subsidiaries is, and has been since January 1, 2018, in compliance in all material respects with all Laws regarding labor, employment and employment practices, including but not limited to all Laws relating to: (i) the hiring, promotion, assignment and termination of employees (including but not limited to timing and usage of employment applications, drug testing and pre-employment testing); (ii) discrimination; (iii) harassment; (iv) retaliation; (v) equal employment opportunities; (vi) disability; (vii) labor relations; (viii) wages and hours; (ix) the FLSA; (x) hours of work; (xi) payment of wages (including but not limited to the timing of payments, recordkeeping and reporting of wages to employees); (xii) immigration; (xiii) workers’ compensation; (xiv) employee benefits; (xv) background and credit checks; (xvi) working conditions; (xvii) occupational safety and health; (xviii) family and medical leave; (xix) classification of employees; (xx) unfair competition/noncompetition; (xxi) any bargaining or other obligations under the National Labor Relations Act; and (xxii) COVID-19.

(c)         Neither Parent nor any of its Subsidiaries has incurred any material Liability or obligation under the WARN Act that remains unsatisfied.

(d)         Since January 1, 2018, (i) no allegations of harassment, sexual misconduct or discrimination have been made against any employee with the title of vice president or above (or equivalent title based on role, responsibility or pay grade) of any Parent Entity or any of its Subsidiaries through Parent’s anonymous employee hotline or any formal human resources communication channels at any Parent Entity or any of its Subsidiaries, and (ii) there are no Legal Actions against any Parent Entity or any of its Subsidiaries or, to Parent’s Knowledge, investigations pending or threatened related to any allegations of harassment, sexual misconduct or discrimination by any employee with the title of vice president or above (or equivalent title based on role, responsibility or pay grade) of any Parent Entity or any of its Subsidiaries. Since January 1, 2018, neither Parent nor any of its Subsidiaries has entered into any settlement agreements related to allegations of harassment, sexual misconduct or discrimination by any employee with the title of vice president or above (or equivalent title based on role, responsibility or pay grade) of any Parent Entity or any of its Subsidiaries.

(e)         There are no pending or, to Parent’s Knowledge, threatened Legal Actions against any Parent Entity or any of its Subsidiaries brought by or on behalf of any applicant for employment, any current or former employees or other individual service providers of any Parent Entity or any of its Subsidiaries, any current or former leased employee, intern, volunteer or “temp” of any Parent Entity or any of its Subsidiaries, or any person alleging

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to be a current or former employee, or any group or class of the foregoing, or any Governmental Authority, alleging: (i) violation of any labor or employment Laws; (ii) breach of any collective bargaining agreement; (iii) breach of any express or implied contract of employment; (iv) wrongful termination of employment; or (v) any other discriminatory, wrongful or tortious conduct in connection with any employment relationship, including before the Equal Employment Opportunity Commission.

(f)          Since January 1, 2018, all individuals who perform or have performed services for any Parent Entity or any of its Subsidiaries have been properly classified under applicable Law in all material respects (i) as employees or individual independent contractors and (ii) for employees, as an “exempt” employee or a “non-exempt” employee (within the meaning of the FLSA and state Law), and no such individual has been improperly included or excluded from any Parent Benefit Plan, and neither Parent nor any of its Subsidiaries has notice of any pending or, to Parent’s Knowledge, threatened inquiry or audit from any Governmental Authority concerning any such classifications.

(g)         Since January 2, 2021, no executive officer has terminated employment with Parent, and no executive officer intends to terminate employment with Parent or is otherwise likely to become unavailable to continue as an executive officer of Parent.

Section 4.17        Taxes.

(a)         (i) All income and other material Tax Returns required to be filed by or with respect to the Parent Entities and their respective Subsidiaries have been timely filed (taking into account all applicable extensions), and all such Tax Returns are true, complete and correct in all material respects, (ii) the Parent Entities and their respective Subsidiaries have fully and timely paid (or have had paid on their behalf) all material Taxes due and payable (whether or not shown to be due on any Tax Return) and have made adequate provision in accordance with GAAP for all material Taxes not yet due and payable in the most recent financial statements contained in the Parent SEC Reports, and (iii) the Parent Entities and their respective Subsidiaries have complied in all material respects with all applicable Laws relating to the withholding and payment over to the appropriate Governmental Authority of all Taxes required to be withheld by the Company and its Subsidiaries.

(b)         (i) There are no outstanding agreements extending or waiving the statutory period of limitations applicable to any claim for, or the period for the collection, assessment or reassessment of, any material Taxes due from the Parent Entities and their respective Subsidiaries for any taxable period and no request for any such waiver or extension is currently pending, (ii) no audit is pending or threatened in writing with respect to any material Taxes due from or with respect to the Parent Entities and their respective Subsidiaries, (iii) no claim in writing has been made by any Governmental Authority in a jurisdiction where the Parent Entities and their respective Subsidiaries do not file Tax Returns that it is or may be subject to taxation by that jurisdiction, and (iv) all material deficiencies for Taxes asserted or assessed in writing against the Parent Entities or any of their respective Subsidiaries have been fully and timely paid or properly reflected under GAAP in the most recent financial statements contained in the Parent SEC Reports.

(c)         There are no Liens for Taxes upon the assets or properties of the Parent Entities and their respective Subsidiaries, except for Permitted Liens.

(d)         Neither the Parent Entities nor their respective Subsidiaries has participated in any listed transaction within the meaning of Treasury Regulations Section 1.6011-4(b) (or any similar provision of state, local or non-U.S. Tax Law).

(e)         The Parent has not been a “controlled corporation” or a “distributing corporation” in any distribution occurring during the two-year period ending on the date of this Agreement that was purported or intended to be governed by Section 355 of the Code.

(f)          Neither the Parent Entities and their respective Subsidiaries has any Liability for the Taxes of any Person (other than any of the Parent Entities and their respective Subsidiaries) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local, or foreign Law), as a transferee, successor, by Contract (other than pursuant to customary provisions in any ordinary course Contract, the principal purpose of which does not relate to Taxes) or otherwise.

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(g)         Neither the Parent Entities nor their respective Subsidiaries will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion of any taxable period) ending after the Closing Date as a result of (i) any change in method of accounting adopted prior to the Closing for a taxable period ending on or prior to the Closing Date, (ii) any intercompany transaction or any excess loss account described in Treasury Regulations under Section 1502 of the Code (or any similar provision of state or local income Tax law), (iii) any installment sale or open transaction disposition made prior to the Closing, (iv) any item of deferred revenue, (v) any election under Section 965 of the Code, (vi) any prepaid amounts received prior to the Closing Date, or (vii) any agreement entered into with any Governmental Authority with respect to Taxes.

(h)         Each Parent Entity has (i) properly complied with all applicable Laws with respect to any Parent Entity’s deferral of the employer’s share of any “applicable employment taxes” under Section 2302 of the CARES Act, (ii) properly complied with all applicable Laws and duly accounted for any available Tax credits under Sections 7001 through 7005 of the Families First Act and Section 2301 of the CARES Act, and (iii) not sought and does not intend to seek a covered loan under paragraph (36) of Section 7(a) of the Small Business Act (15 U.S.C. 636(a)), as added by Section 1102 of the CARES Act.

(i)          The unpaid Taxes of each Parent Entity do not exceed the reserves therefor (other than any reserve for deferred Taxes established to reflect timing differences between book and Tax income) set forth in the most recent financial statements contained in the Parent SEC Reports and will not exceed such reserves as adjusted for the passage of time through and including the Closing Date in accordance with the past custom and practices of such Parent Entity in filing its Tax Returns. Since December 31, 2021, no Parent Entity has incurred any material Tax liability outside the ordinary course of business.

(j)          Neither the Parent Entities nor any of their respective Subsidiaries has taken any action that could reasonably be expected to prevent the Mergers from qualifying for the Intended Tax Treatment. To the Knowledge of the Parent Entities and their respective Subsidiaries, there are no facts or circumstances, other than any facts and circumstances to the extent that such facts and circumstances exist or arise as a result of or related to any act or omission occurring after the date of this Agreement of the Company or any of its Affiliates not contemplated by this Agreement, that could reasonably be expected to prevent the Mergers from qualifying for the Intended Tax Treatment.

Section 4.18        Environmental Matters.

(a)         Parent and its Subsidiaries are in compliance and for the past three years have complied with all applicable Environmental Laws, in all material respects;

(b)         Parent and its Subsidiaries possess all material Permits required under Environmental Laws necessary for their respective operations as currently conducted, and are in compliance with such Permits, which are, and through the Closing Date shall remain, in full force and effect;

(c)         Neither Parent nor any Subsidiary has received any notice or request for information from any Governmental Authority or other Third Party related to any actual or alleged Liability under Environmental Law, including any investigatory, remedial or corrective obligations or otherwise pertaining to Hazardous Substances;

(d)         To the Knowledge of Parent, no condition exists on any property owned or operated by Parent and its Subsidiaries or any other location, in each case, which has given rise to, or would reasonably be expected to give rise to, any Liability for any Parent Entity or any of their respective Subsidiaries relating to environmental or Hazardous Substances matters or Environmental Laws; and

(e)         To the Knowledge of Parent, the Transactions do not require notice to, or approval from, any Governmental Authority under any Environmental Law.

Section 4.19        Intellectual Property.

(a)         Each of the Parent Entities and their respective Subsidiaries owns, is licensed to use, pursuant to valid, enforceable and binding Contracts, or otherwise has the right to use all Intellectual Property used, held for use or necessary for the operation of the business of the Parent Entities and their respective Subsidiaries (collectively, the “Parent Intellectual Property”) free and clear of all Liens (other than Permitted Liens), except as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect. Section 4.19(a) of the Parent Disclosure Schedule sets forth a true and complete list of the following which are owned or purported to be

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owned by any Parent Entity or any of its Subsidiaries: (i) patents and patent applications, (ii) registered trademarks and applications therefor, (iii) registered copyrights and applications therefor, and (iv) domain name registrations ((i) - (iv), (the “Parent Registered IP”)). Except as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect, the execution, delivery and performance of this Agreement by the Parent Entities and the consummation by Parent Entities of the Transactions do not and will not encumber, impair or extinguish any of the Parent Intellectual Property.

(b)         Except as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect, none (i) of the Parent Intellectual Property owned or purported to be owned by any Parent Entity or any of its Subsidiaries (“Parent Owned Intellectual Property”) (A) has been adjudged invalid or unenforceable in whole or in part, or (B) is the subject of any cancellation or reexamination proceeding or any other proceeding challenging its ownership, use, registrability, validity and enforceability, and (ii) to the Knowledge of Parent, all Parent Registered IP is subsisting, in full force and effect, and, to the Knowledge of Parent, valid and enforceable, and all renewal fees and other maintenance fees have been paid. There exist no material contractual restrictions on the disclosure, use, license or transfer of any Parent Owned Intellectual Property.

(c)          (i) To the Knowledge of the Parent Entities, the conduct of the business of the Parent Entities and their respective Subsidiaries does not infringe upon, misappropriate or otherwise violate, and has not, since January 1, 2018 infringed upon, misappropriated, or otherwise violated, the Intellectual Property rights of any Third Party, (ii) no Legal Action is pending, asserted in writing, or to the Knowledge of Parent, threatened against any Parent Entity or any of its Subsidiaries that the conduct of the business of any Parent Entity or any of its Subsidiaries infringes upon, misappropriates or otherwise violates the Intellectual Property rights of any Third Party and (iii) to the Knowledge of Parent, no Person is infringing upon, misappropriating or otherwise violating, or has, since January 1, 2018, infringed upon, misappropriated, or otherwise violated, any Intellectual Property owned by any Parent Entity or any of its Subsidiaries.

(d)         The Parent Entities and their respective Subsidiaries have taken reasonable steps in accordance with normal industry practice to maintain and protect the confidentiality of all Parent Intellectual Property that is material to the business of the Parent Entities and their respective Subsidiaries and the value of which is contingent upon confidentiality being maintained. Except as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect, none of the Parent Owned Intellectual Property that is material to the business of the Parent Entities and their respective Subsidiaries and the value of which is contingent upon confidentiality being maintained, has been disclosed other than to Third Parties that are bound by customary, written confidentiality agreements entered into in the ordinary course of business consistent with past practice and that are valid and enforceable.

(e)         Except as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect, all Persons who have contributed, developed or conceived any Parent Owned Intellectual Property have done so pursuant to a valid and enforceable Contract (subject to enforceability exceptions for bankruptcy and insolvency and subject to principles of equity) that protects the confidential information of the Parent Entities and their respective Subsidiaries and assigns to Parent (or one of its Subsidiaries, as applicable) exclusive ownership of the Person’s contribution, development or conception, other than Intellectual Property excluded by Law or non-assignable moral rights.

(f)          Except as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect, (i) Parent and its Subsidiaries have sufficient rights to use all of the IT Assets used or held for use in connection with the operation of the business of Parent and its Subsidiaries, (ii) in each case, the IT Assets operate and perform in all material respects in accordance with their documentation and functional specifications and are sufficient or configurable to effectively perform all operations necessary for the current operation of the business of Parent and its Subsidiaries, and all IT Assets are owned or licensed under valid licenses and operated by and are under the control of the Company and its Subsidiaries, (iii) the IT Assets have not materially malfunctioned or failed in the past three years, to the Knowledge of Parent, do not contain any viruses, bugs, faults or other devices or effects that (A) enable or assist any Person to access without authorization or disable or erase the IT Assets, or (B) otherwise materially adversely affect the functionality of the IT Assets, (iv) Parent and its Subsidiaries have taken commercially reasonable steps to provide for the remote-site back-up of data and information critical to the conduct of the business of Parent and its Subsidiaries and have in place commercially reasonable disaster recovery and business continuity plans, procedures and facilities, (v) no Person has gained unauthorized access to any IT Assets in the

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past three years, (vi) Parent and its Subsidiaries have maintained, continue to maintain, and caused their vendors to maintain, safeguards, security measures and procedures against the unauthorized access, disclosure, destruction, loss, or alteration of customer data or information (including any personal or device-specific information) in its possession or control that comply with any applicable contractual and legal requirements and meet industry standards, and (vii) Parent and its Subsidiaries have in place with the third-party owners and operators of all data centers which provide services related to the business of Parent and its Subsidiaries written agreements that ensure that such Third Parties adhere to and are in compliance with commercially reasonable standards and requirements.

Section 4.20        Real Property; Personal Property.

(a)         Section 4.20(a) of the Parent Disclosure Schedule sets forth a true and complete list of the address of each owned and leased Parent Real Property. The Parent Entities and their respective Subsidiaries have good and marketable title to, or have a valid and enforceable right to use or a valid and enforceable leasehold interest in, all real property (including all buildings, fixtures and other improvements) used by the business of the Parent Entities and their respective Subsidiaries (the “Parent Real Property”) and the ownership of or leasehold interest in any Parent Real Property is not subject to any Lien (except in all cases for Permitted Liens). Neither the Parent Entities nor any of their respective Subsidiaries have leased, subleased, licensed, sublicensed or otherwise granted to any Person the right to use or occupy any Parent Real Property or any portion of Parent Real Property, other than the right of the Company pursuant to this Agreement, there are no outstanding options, rights of first offer or rights of first refusal to purchase any Parent Real Property or any portion of or interest, and except for this Agreement, neither the Parent Entities nor any of their respective Subsidiaries are parties to any Contract to sell, transfer, or encumber any Parent Real Property.

(b)         Each of the leases, subleases and other agreements under which the Parent Entities or any of their respective Subsidiaries use or occupy or have the right to use or occupy, now or in the future, any Parent Real Property (the “Parent Real Property Leases”) is valid and binding (except as may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other similar laws of general applicability relating to or affecting creditor’s rights, and to general equitable principles). No termination event or breach or default on the part of each of the Parent Entities or their respective Subsidiaries exists under any Parent Real Property Lease and no event has occurred or circumstance exists which, with the delivery of notice, the passage of time or both, would constitute such a termination event or breach or default under any Parent Real Property Lease. Neither the Parent Entities nor any of their respective Subsidiaries have collaterally assigned or granted any other security interest in any Parent Real Property Lease or any interest therein. Parent has made available to the Company, true and complete copies of each Parent Real Property Lease document (including all amendments, extensions, renewals, guaranties and other agreements with respect thereto).

(c)         (i) The Parent Entities and their respective Subsidiaries have good and marketable title to, or a valid and enforceable leasehold interest in, all material Parent Assets and (ii) none of Parent’s or any of its Subsidiaries’ ownership of or leasehold interest in any such material Parent Assets is subject to any Liens (except in all cases for Permitted Liens).

Section 4.21        Permits; Compliance with Law.

(a)         Except as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect, each of the Parent Entities and their respective Subsidiaries is in possession of all material Permits necessary for each of the Parent Entities and their respective Subsidiaries to own, lease and operate their respective properties and assets or to carry on their respective business as it is now being conducted (collectively, the “Parent Permits”). All such Parent Permits are in full force and effect in all material respects and no revocation, termination, suspension or cancellation of any of the Parent Permits is pending or, to the Knowledge of Parent, has been threatened in writing against any Parent Entity or any of its Subsidiaries.

(b)         Except as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect, each of the Parent Entities and their respective Subsidiaries has at all times since January 1, 2018, been in compliance in all material respects with (i) all Laws applicable to Parent or such Subsidiary or by which any of the Parent Assets is bound and (ii) all Laws applicable to, and the terms and conditions of, any Parent Permits.

Section 4.22        Certain Business Practices

(a)         None of the Parent Entities or their respective Subsidiaries, nor any of their respective directors, managers, or officers, or, to the Knowledge of Parent, any employee, agent, or representative thereof, has in the past three years offered, paid, promised to pay, or authorized the payment of any money or any other thing of

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value to any Person (i) with the intention of inducing improper conduct on the part of the recipient, (ii) acceptance of which would violate the policies of the recipient’s employer or cause the recipient to breach a duty owed to his or her employer, or (iii) to otherwise secure an undue or improper advantage for the Parent Entities or their respective Subsidiaries in violation of any Anti-Corruption Law.

(b)         None of the Parent Entities or their respective Subsidiaries, nor any of their respective directors, managers, or officers, or, to the Knowledge of Parent, any employee, agent, or representative thereof in the past three years (i) has been or is a Sanctioned Person, (ii) has (acting for or on behalf of the Parent Entities or their respective Subsidiaries) transacted business with or for the benefit of a Sanctioned Person or otherwise violated applicable Sanctions, or (iii) committed a violation of any applicable Ex-Im Law.

(c)         The operations of the Parent Entities and their respective Subsidiaries have been and are conducted in compliance with applicable Anti-Money Laundering Laws, including any financial recordkeeping and reporting requirements, and the Parent Entities’ books and records fairly and accurately reflect, in reasonable detail, their transactions and disposition of assets consistent with the requirements of the U.S. Foreign Corrupt Practices Act of 1977, as amended.

(d)         To the Knowledge of Parent, none of the Parent Entities or their respective Subsidiaries has been, in the last three years, the subject of any allegation, voluntary disclosure, investigation, prosecution or enforcement action related to any Anti-Corruption Laws, Sanctions, Ex-Im Laws.

Section 4.23        Regulatory Matters.

(a)         (i) The Parent Entities and their respective Subsidiaries currently conduct, and have at all times since January 1, 2018, conducted their respective business in compliance in all material respects with all Laws applicable to their respective operations, activities or services and any Orders to which they are a party or are subject, including any settlement agreements or corporate integrity agreements, (ii) except for routine matters arising in the ordinary course of business, none of any Parent Entity or any of its Subsidiaries has received any written notice, citation, suspension, revocation, limitation, warning, or request for repayment or refund issued by a Governmental Authority which alleges or asserts that any Parent Entity or any of its Subsidiaries has violated any Laws or which requires or seeks to adjust, modify or alter Parent’s or any of its Subsidiary’s operations, activities, services or financial condition that has not been fully and finally resolved to the Governmental Authority’s satisfaction without further Liability to the Parent Entities and their respective Subsidiaries and (iii) there are no restrictions imposed by any Governmental Authority upon Parent’s or any of its Subsidiaries’ business, activities or services which would restrict or prevent any Parent Entity or any of its Subsidiaries from operating as it currently operates.

(b)         Parent and each of its Subsidiaries, and to the Knowledge of Parent, all of their respective directors, managers, officers, agents and employees, are in compliance in all material respects with, and the Parent and each of its Subsidiaries have compliance programs including policies and procedures reasonably designed to cause the Parent Entities and their respective Subsidiaries and their respective directors, managers, officers, agents and employees to be in compliance in all material respects with, to the extent applicable, all Laws.

Section 4.24        Takeover Statutes.    The Parent Board has taken all necessary action to ensure that the restrictions on business combinations that are set forth in Section 203 of the DGCL, and any other similar Law applicable to Parent, will not apply to this Agreement, the Ancillary Agreements, the Transactions, including by approving this Agreement, the Ancillary Agreements to which a Parent Entity is a party, the Mergers and the other Transactions. There is no stockholder rights plan, “poison pill” anti-takeover plan or other similar plan, device or arrangement to which a Parent Entity or any of its Subsidiaries is a party or by which it or they are bound with respect to any capital stock of a Parent Entity or any of its Subsidiaries.

Section 4.25        Transactions with Affiliates.    Except as disclosed in the Parent SEC Reports, since Parent’s last Proxy Statement, no event has occurred that would be required to be reported by Parent pursuant to Item 404 of Regulation S-K and there are no transactions, arrangements or Contracts between a Parent Entity or any of their respective Subsidiaries, on the one hand, and any stockholder, officer, director, manager or Affiliate of such Parent Entity, on the other hand, other than employment relationships, equity arrangements and compensation, benefits, travel advances and employee loans in the ordinary course of business.

Section 4.26        Insurance.    The Parent Entities and their respective Subsidiaries are covered by valid and currently effective insurance policies and all premiums payable under such policies have been duly paid to date. None of the Parent Entities or any of its Subsidiaries have received any written notice of default or cancellation of
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any such policy. All material fire and casualty, general Liability, business interruption, product Liability, and sprinkler and water damage insurance policies maintained by or on behalf of any Parent Entity or any of its Subsidiaries (“Parent Insurance Policies”) provide adequate coverage for all normal risks incident to the business of the Parent Entities and their respective Subsidiaries and their respective properties and assets, except for any such failures to maintain Parent Insurance Policies that, individually or in the aggregate, are not reasonably be expected to have a Parent Material Adverse Effect.

Section 4.27        Valid Issuance.    The Parent Class A Common Stock and the Parent Class B Common Stock to be issued in the Mergers will, when issued in accordance with the provisions of this Agreement, be validly issued, fully paid and nonassessable.

Section 4.28        Certain Transactions.    Since November 1, 2021, Parent has not raised capital through, and has not performed, any “At The Market” (the “ATM”) transactions. Since December 8, 2021, Parent has not, directly or indirectly, raised capital, whether directly or indirectly through the issuance of equity securities, convertible debt instruments, or otherwise, under the ATM or any other method of raising capital.

Section 4.29        Opinion of Financial Advisor.    Benchmark (the “Parent Financial Advisor”) has delivered to the Parent Board an opinion to the effect that, as of the date of such opinion, and based on and subject to the assumptions, limitations, qualifications and other matters set forth in such opinion, the Transaction is fair, from a financial point of view, to the stockholders of Parent. A copy of the written opinion will be promptly provided to the Company, solely for informational purposes, following receipt of such written opinion by the Parent Board (it being understood and agreed that such written opinion may not be relied upon by the Company or its Affiliates).

Section 4.30        Brokers.    Except for the Parent Financial Advisor, no broker, finder, adviser or investment banker is entitled to any brokerage, success, finder’s or other similar fee or commission in connection with the Transactions based upon arrangements made by or on behalf of any Parent Entity or any of its Subsidiaries.

Section 4.31        No Additional Representations or Warranties.    Except as provided in this Article IV, none of the Parent Entities nor any of their Affiliates, nor any of their respective directors, managers, officers, employees, equity holders, partners, members or other Representatives has made, or is making, any express or implied representation or warranty whatsoever to the Company or its Affiliates and no such party shall be liable in respect of the accuracy or completeness of any information provided to the Company.

Article V.    COVENANTS

Section 5.01        Conduct of Business of the Company.    From and after the date of this Agreement and prior to the Effective Time or the date, if any, on which this Agreement is earlier terminated pursuant to Article VII, except (i) as expressly contemplated or permitted by this Agreement or any agreements, documents or other instruments contemplated by this Agreement (the “Ancillary Agreements”), including as necessary to effect the Pre-Closing REI Reorganization, (ii) as set forth in Section 5.01 of the Company Disclosure Schedule, (iii) as required by Law, or (iv) as consented to in writing by Parent, such consent not to be unreasonably withheld, conditioned or delayed, the Company shall, and shall cause each of its Subsidiaries to, use reasonable best efforts to (A) conduct its operations in the ordinary course of business consistent with past practice and (B) maintain and preserve intact its business organization, to retain the services of its current officers and employees (it being understood that no increases in any compensation or benefits, including any incentive, retention or similar compensation shall be required in respect thereof except to the extent such increase is required in the ordinary course of business consistent with past practice) and to preserve the good will of its material customers, suppliers, agents, employees and other Persons with whom it has material business relationships Without limiting the generality of the foregoing, and except (w) as otherwise expressly contemplated or permitted by this Agreement or any Ancillary Agreement, including as necessary to effect the Pre-Closing REI Reorganization, (1) as set forth in Section 5.01 of the Company Disclosure Schedule, (2) as required by applicable Law, or (3) as consented to in writing by Parent, such consent not to be unreasonably withheld, conditioned or delayed, from and after the date of this Agreement and prior to the Effective Time or the date, if any, on which this Agreement is earlier terminated pursuant to Article VII, the Company shall not, and shall not permit any of its Subsidiaries to, take any of the following actions:

(a)         Organizational Documents.    amend any of the Company Organizational Documents or any of the comparable organizational documents of any of the Company’s Subsidiaries (including partnership agreements and limited liability company agreements) in any material respect;

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(b)         Dividends.    make, declare or pay any dividend or distribution on any shares of its capital stock or enter into any agreement restricting or limiting the ability of the Surviving Company or any of its Subsidiaries to make any payment of dividends or to make any distributions to its stockholders, other than (i) dividends and distributions by wholly owned Subsidiaries of the Company in the ordinary course of business and (ii) such restrictions or limitations required by applicable Law;

(c)         Capital Stock.    (i) adjust, split, combine or reclassify its capital stock, (ii) redeem, purchase or otherwise acquire, directly or indirectly, any shares of its capital stock or any securities convertible or exchangeable into or exercisable for any shares of its capital stock, (iii) issue, deliver or sell to any Continuing Company Employee any additional shares of its capital stock or any securities convertible or exchangeable into or exercisable for any shares of its capital stock or such securities (other than pursuant to the vesting, exercise or settlement of awards under Company Equity Plan (including Company RSUs) outstanding as of the date of this Agreement and grants of awards under the Company Equity Plan (including Company RSUs) in the Company’s sole discretion) or (iv) enter into any Contract with respect to the sale, voting, registration or repurchase of its capital stock;

(d)         Indebtedness; Guarantees.    assume or guarantee any indebtedness for borrowed money in excess of $5,000,000, other than (i) pursuant to any indebtedness instrument outstanding as of the date of this Agreement and made available to Parent, (ii) pursuant to equipment financing in the ordinary course of business and consistent with past practice, or (iii) in connection with interest rate hedges on terms in the ordinary course of business consistent with past practice;

(e)         Tax.    file any material amended Tax Return, settle any material Tax claim or assessment, surrender in writing any right to claim a material refund of Taxes, consent to (or request) any extensions or waiver of the limitation period applicable to any material Tax claim or assessment, enter into any “closing agreement” within the meaning of Section 7121 of the Code (or any similar provision of state, local, or non-U.S. Law) or any voluntary disclosure agreement with any Governmental Authority, in each case, with respect to a material amount of Taxes or take any action, or knowingly fail to take any action, where such action or failure to act could reasonably be expected to prevent the Mergers from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code and the Treasury Regulations;

(f)          Accounting.    materially change its accounting policies or procedures or any of its methods of reporting income, deductions or other items for material accounting purposes or revalue any of its material assets, in each case, other than as required by changes in GAAP or applicable Law or as may be reasonably necessary to comply with GAAP or applicable Law, after the date of this Agreement;

(g)         Dispositions.    sell, lease, exclusively license, transfer, pledge, encumber, grant or dispose of any material Company Assets, including any Intellectual Property rights and the capital stock of Subsidiaries of the Company, that are material to the Company and its Subsidiaries, taken as a whole, other than other than (i) in connection with products or services offered or provided in the ordinary course of business, (ii) in connection with the financing of capital equipment, (iii) the disposition of used, obsolete or excess equipment in the ordinary course of business, (iv) expirations of Company Registered IP in accordance with the applicable statutory term, grants of non-exclusive licenses of Company Owned Intellectual Property, or dispositions of non-material Company Owned Intellectual Property, or (v) transactions among the Company and any of its Subsidiaries;

(h)         Legal Actions.    commence, initiate, waive, release, assign, settle or compromise any Legal Action, or enter into any settlement agreement or other understanding or agreement with any Governmental Authority (other than in the case of this clause, entry into commercial agreements not relating to a dispute with such Governmental Authority in the ordinary course of business), relating to the Company or any of its Subsidiaries, other than any such waiver, release, assignment, settlement or compromise with a Person that is not a Governmental Authority that is limited only to the payment of money or other form of value that, collectively in respect of such waiver, release, assignment, settlement or compromise, is not in excess of $5,000,000 individually or in the aggregate (excluding any amounts paid or payable by an insurance provider);

(i)          Affiliate Transactions.    enter into or amend any arrangement or Contract with any Affiliate, director, manager, officer or stockholder of the Company that would reasonably be expected to materially delay or prevent the consummation of the Transactions;

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(j)          Inhibiting Transactions.    take any action that would reasonably be expected to result in any of the conditions to the Transactions set forth in Article VI of this Agreement not being satisfied or satisfaction of those conditions being materially delayed; or

(k)         Related Actions.    agree in writing or otherwise enter into a binding agreement to do any of the foregoing.

Section 5.02        Conduct of Business of Parent Entities.    From and after the date of this Agreement and prior to the Effective Time or the date, if any, on which this Agreement is earlier terminated pursuant to Article VII, except (i) as expressly contemplated or permitted by this Agreement or any Ancillary Agreement, including as necessary to effect the Holdings Transfer, (ii) as set forth in Section 5.02 of the Parent Disclosure Schedule, (iii) as required by Law, or (iv) as consented to in writing by the Company, such consent not to be unreasonably withheld, conditioned or delayed, the Parent Entities shall, and shall cause each of their Subsidiaries to, use reasonable best efforts to (A) conduct its operations in the ordinary course of business consistent with past practice and (B) maintain and preserve intact its business organization, to retain the services of its current officers and employees (it being understood that no material increases in any compensation, including any incentive, retention or similar compensation shall be required in respect thereof except to the extent such increase is required in the ordinary course of business consistent with past practice) and to preserve the good will of its customers, suppliers, agents, employees and other Persons with whom it has material business relationships. Without limiting the generality of the foregoing, and except (1) as otherwise expressly contemplated or permitted by this Agreement or any Ancillary Agreement, including as necessary to effect the Holdings Transfer, (2) as set forth in Section 5.02 of the Parent Disclosure Schedule, (3) as required by applicable Law, or (4) as consented to in writing by the Company, such consent not to be unreasonably withheld, conditioned or delayed, from and after the date of this Agreement and prior to the Effective Time or the date, if any, on which this Agreement is earlier terminated pursuant to Article VII, the Parent Entities shall not, and shall not permit any of their Subsidiaries to, take any of the following actions:

(a)         Organizational Documents.    amend, or seek approval from the stockholders of Parent to amend, any of the Parent Organizational Documents or any of the comparable organizational documents of any of Parent’s Subsidiaries (including partnership agreements and limited liability company agreements); provided, however, that immediately prior to the Effective Time, Parent shall be permitted to amend its certificate of incorporation pursuant to Section 1.06(c);

(b)         Dividends.    make, declare or pay any dividend or distribution on any shares of its capital stock or enter into any agreement restricting or limiting the ability of the Parent or any of its Subsidiaries to make any payment of dividends or to make any distributions to its stockholders, other than (i) dividends, distributions and intercompany debt settlements by wholly owned Subsidiaries of Parent in the ordinary course of business and (ii) such restrictions or limitations required by applicable Law; provided, however, that, immediately following to the Effective Time, Parent shall be permitted to distribute the Dividend to its stockholders as of the Record Date;

(c)         Capital Stock.    other than with respect to the Reverse Stock Split, (i) adjust, split, combine or reclassify its capital stock, (ii) redeem, purchase or otherwise acquire, directly or indirectly, any shares of its capital stock or any securities convertible or exchangeable into or exercisable for any shares of its capital stock, (iii) issue, deliver or sell to any Parent Employee any additional shares of its capital stock or any securities convertible or exchangeable into or exercisable for any shares of its capital stock or such securities (other than pursuant to the exercise of Parent Stock Options outstanding as of the date of this Agreement and in accordance with their terms), or (iv) enter into any Contract with respect to the sale, voting, registration or repurchase of its capital stock;

(d)         Compensation and Benefits.    except as otherwise provided in Section 5.02(B), (i) materially increase the compensation or benefits payable or to become payable to any current or former Parent Employee or any directors, managers or officers, (ii) grant any equity or equity-based incentive award, retention, severance or termination pay or change in control or transaction bonus to any current or former Parent Employee or any directors, managers or officers, (iii) renew or enter into or amend any new employment or severance agreement with any current or former Parent Employee or any directors, managers or officers, (iv) establish, adopt, enter into, materially amend or terminate any Parent Benefit Plan or any employee benefit plan, agreement, policy or program that, if in effect on the date of this Agreement, would be a Parent Benefit Plan, (v) enter into, terminate, amend or negotiate any collective bargaining agreement or other agreement or Contract with any labor organization, works council, trade union, labor association or other employee representative, (vi) implement any employee layoffs that could trigger any Liability or notice requirements under the WARN Act or (vii) take any action to accelerate the vesting, payment,

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or funding of any compensation or benefits to any current or former Parent Employee or any directors, managers or officers, except, in each case, to the extent required by applicable Law, this Agreement or in terms of any Parent Benefit Plan in effect on the date of this Agreement and set forth on Section 5.02(d) of the Parent Disclosure Schedule that has been made available to the Company as of the date of this Agreement;

(e)         Dispositions.    sell, lease, exclusively license, transfer, pledge, encumber, grant or dispose of any Parent Assets, including any Intellectual Property rights, the capital stock of Subsidiaries of Parent, that are material to the Parent Entities and their respective Subsidiaries, taken as a whole, other than (i) in connection with products or services offered or provided in the ordinary course of business, (ii) the disposition of used, obsolete or excess equipment in the ordinary course of business or (iii) expirations of Parent Registered IP in accordance with the applicable statutory term, grants of non-exclusive licenses of Parent Owned Intellectual Property, or dispositions of non-material Company Owned Intellectual Property, in each case in the ordinary course of business, or (iv) transactions among the Parent Entities;

(f)          Acquisitions.    acquire, by merger, consolidation, acquisition of equity interests or assets, or otherwise, any business, any material assets or properties, or any corporation, partnership, limited liability company, joint venture or other business organization or division of such business organization, if the consideration paid by the Parent Entities in connection with any such acquisition individually, or all such acquisitions in the aggregate, would exceed $5,000,000;

(g)         Contracts.    (i) enter into any Contract which if in effect as of the date of this Agreement would be a Parent Material Contract or Parent Real Property Lease, other than in the ordinary course of business (unless such Contract would otherwise be prohibited under this Section 5.02), (ii) enter into any Contract that would limit or otherwise restrict Parent or any of its Subsidiaries or any of their successors from engaging or competing in any line of business or in any geographic area in any material respect or (iii) terminate, cancel or request any material change in or waive any material rights under any Parent Material Contract or Parent Real Property Lease other than the expiration of any Parent Material Contract or Parent Real Property Lease in accordance with its terms in the ordinary course of business (unless such action would otherwise be prohibited under this Section 5.02), or (iv) terminate, amend or waive any provisions of any confidentiality or standstill agreements in place with any Third Parties;

(h)         Indebtedness; Guarantees.    incur, assume or guarantee any indebtedness for borrowed money, other than (i) pursuant to any indebtedness instrument outstanding as of the date of this Agreement and made available to the Company and (ii) pursuant to promissory notes issued in connection with any permitted acquisition by the Parent Entities, which acquisition is made pursuant to the terms set forth in Section 5.02(f), provided that the indebtedness under any such promissory note taken individually, and all such promissory notes in the aggregate, does not exceed $5,000,000;

(i)          Loans.    (i) make any loans, advances or capital contributions to (other than business advances in the ordinary course of business), or investments in, any other Person (including any of its officers, directors, managers, employees, agents or consultants), other than by Parent or a wholly owned Subsidiary of Parent to, or in, Parent or any of its wholly owned Subsidiaries in the ordinary course of business or (ii) make any material change in either of the Parent Entities’ or their respective Subsidiaries’ existing borrowing or lending arrangements for or on behalf of such Persons;

(j)          Tax.    make or change or rescind any material Tax election, file any material amended Tax Return, change or adopt any material method of Tax accounting, settle any material Tax claim or assessment, surrender any right to claim a material refund of Taxes, consent to (or request) any extensions or waiver of the limitation period applicable to any material Tax claim or assessment, enter into any “closing agreement” within the meaning of Section 7121 of the Code (or any similar provision of state, local, or non-U.S. Law) or any voluntary disclosure agreement with any Governmental Authority, in each case, with respect to a material amount of Taxes, incur any Taxes outside of the ordinary course of business, or take any action, or knowingly fail to take any action, where such action or failure to act could reasonably be expected to prevent the Mergers from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code and the Treasury Regulations;

(k)         Accounting.    materially change its accounting policies or procedures or any of its methods of reporting income, deductions or other items for material accounting purposes or revalue any of its material assets, in each case, other than as required by changes in GAAP or applicable Law after the date of this Agreement;

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(l)          Legal Actions.    commence, initiate, waive, release, assign, settle or compromise any Legal Action, or enter into any settlement agreement or other understanding or agreement with any Governmental Authority (other than in the case of this clause, entry into commercial agreements not relating to a dispute with such Governmental Authority in the ordinary course of business), relating to a Parent Entity or any of their Subsidiaries;

(m)        Affiliate Transactions.    enter into or amend any arrangement or Contract with any Affiliate, director, officer or stockholder of a Parent Entity that would reasonably be expected to materially delay or prevent the consummation of the Transactions or that would be required to be described under Item 404 of Regulation S-K of the SEC;

(n)         Inhibiting Transactions.    take any action that would reasonably be expected to result in any of the conditions to the Transactions set forth in Article VI of this Agreement not being satisfied or satisfaction of those conditions being materially delayed; or

(o)         Related Actions.    agree in writing or otherwise enter into a binding agreement to do any of the foregoing.

Section 5.03        Access to Information; Confidentiality.

(a)         From the date of this Agreement through the Effective Time (or if earlier, the date on which this Agreement is terminated pursuant to Article VII), the Company shall, and shall cause its Subsidiaries to, (i) provide to Parent and its Representatives access to at reasonable times upon prior notice the officers, employees, properties, books and records of the Company and its Subsidiaries, and (ii) furnish promptly such information concerning the Company and its Subsidiaries as Parent or its Representatives may reasonably request. From the date of this Agreement through the Effective Time (or if earlier, the date on which this Agreement is terminated pursuant to Article VII), the Parent Entities shall, and shall cause their respective Subsidiaries to, (i) provide to the Company and its Representatives access to at reasonable times upon prior notice the officers, employees, properties, books and records of the Parent Entities and their respective Subsidiaries, and (ii) furnish promptly such information concerning the Parent Entities and their respective Subsidiaries as the Company or its Representatives may reasonably request. Notwithstanding the foregoing, neither Parent nor the Company, or their respective Subsidiaries, shall be required to provide such access if it reasonably determines that such access would (A) materially disrupt or impair the ordinary course business or operations of Parent or the Company, as applicable, or any of its respective Subsidiaries, (B) cause a material violation of any Company Material Contract or Parent Material Contract, (C) constitute a violation of any applicable Law or (D) that would, in the reasonable judgment of Parent or the Company, as applicable, result in the disclosure of any trade secrets of Third Parties. Nothing in this Agreement shall require the Company or Parent or any of their respective Subsidiaries to disclose information to the extent such information would result in a waiver of attorney-client privilege, work product doctrine or similar privilege or violate any confidentiality obligation of such Party (provided, that such Party shall use reasonable best efforts to permit such disclosure to be made in a manner consistent with the protection of such privilege or to obtain any consent required to permit such disclosure to be made without violation of such confidentiality obligations, as applicable).

(b)         Parent and the Company shall comply with and shall use their reasonable best efforts to cause their respective Representatives to comply with, all of their respective obligations under the Confidentiality Agreement, with respect to the information disclosed under this Section 5.03.

Section 5.04        No Solicitation.

(a)         No Solicitation or Facilitation of Proposals.    Except as otherwise set forth in this Section 5.04, from and after the date of this Agreement and prior to the Effective Time or the date, if any, on which this Agreement is earlier terminated pursuant to Article VII, none of the Parent Entities, any of their respective Subsidiaries, nor any of their respective directors, managers, officers, or employees shall, and the Parent Entities shall instruct and use reasonable best efforts to cause their Representatives and Affiliates not to, and shall not authorize or knowingly permit any of their Representatives or Affiliates to, directly or indirectly:

(i)          solicit, initiate, respond to or propose, or encourage, facilitate or assist in, any proposal or offer, that constitutes, or could reasonably be expected to lead to, any Takeover Proposal;

(ii)         terminate, waive, amend or modify any provision of any existing confidentiality, standstill or similar agreement with respect to a potential Takeover Proposal, except as permitted by this Section 5.04(a);

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(iii)        other than informing Persons of the existence of the Parent Entities’ obligations under this Section 5.04, enter into, continue or otherwise participate in any discussions, negotiations or other communications, or any acquisition agreement, business combination, merger agreement or similar definitive agreement, or any letter of intent, memorandum of understanding or agreement in principle, or any other agreement regarding or related to, or furnish to any Person any confidential or other non-public information of the Parent Entities and their Subsidiaries for the purpose of encouraging, facilitating or responding to, any Takeover Proposal or any proposal or inquiry that is reasonably expected to lead to a Takeover Proposal; or

(iv)        recommend for approval or authorize the entry of, or enter into or propose to enter into any agreement requiring a Parent Entity or any of their respective Subsidiaries to abandon, terminate or fail to consummate the Transactions.

Notwithstanding the foregoing or anything to the contrary set forth in this Agreement and subject to compliance with this Section 5.04, prior to the end of 20 Business Days following the date of this Agreement, Parent may in response to an unsolicited bona fide written Takeover Proposal from a Qualified Person (A) furnish non-public information with respect to Parent and its Subsidiaries to such Qualified Person (and the Representatives of such Qualified Person), pursuant to a confidentiality agreement not materially less restrictive with respect to the obligations (including confidentiality obligations, use restrictions, non-solicit provisions, no hire provisions and standstill provisions) of such Qualified Person than the Confidentiality Agreement, provided, that such confidentiality agreement shall not (x) grant any exclusive right to negotiate with such Qualified Person or other counterparty, (y) prohibit the Parent Entities from satisfying their respective obligations under this Agreement and the Ancillary Agreements or (z) require Parent or its Subsidiaries to pay or reimburse the such Qualified Person’s or other counterparty’s fees, costs or expenses, (B) engage in discussions or negotiations (including solicitation of revisions to such Takeover Proposal) with any such Qualified Person (or the Representatives of such Qualified Person) regarding any Takeover Proposal and (C) amend, or grant a waiver or release under, any standstill or similar agreement with respect to any Parent Common Stock with such Qualified Person; provided, however, that (A) the Parent Board has determined in good faith based on the advice of outside legal counsel, that the failure to take the actions contemplated by this sentence would be reasonably likely to result in a breach of the fiduciary duties of the Parent Board under applicable Law, (B) neither Parent nor any Representative of Parent has breached this Section 5.04, (C) at least two Business Days prior to furnishing any such non-public information to, or entering into discussions with, any such Qualified Person, Parent has given the Company written notice of the identity of such Qualified Person (unless, in the case of clause (iv), such disclosure is prohibited pursuant to the terms of any confidentiality agreement with such Person that is in effect on the date of this Agreement) and of Parent’s intention to furnish non-public information to, or enter into discussions with, such Qualified Person, (D) substantially contemporaneously with furnishing any non-public information to any such Qualified Person, Parent furnishes such non-public information to the Company (to the extent such information has not been previously furnished by Parent to the Company) and (E) notwithstanding anything to the contrary set forth in this Agreement, Parent shall continue to comply with its obligations under the Confidentiality Agreement including not furnishing any such Qualified Person with any confidential or other non-public information of the Company.

(b)         Notice to the Company.    Parent shall promptly (and in any event within 24 hours) advise the Company orally, with written confirmation to promptly follow, of: (i) Parent’s receipt of any written or oral Takeover Proposal; (ii) a summary of the material terms and conditions of any such Takeover Proposal; (iii) a copy of the Alternative Acquisition Agreement and other material written proposals or offers delivered with, or in connection with, such Takeover Proposal; and (iv) the identity of the Person making any such Takeover Proposal (unless, in the case of clause (iv), such disclosure is prohibited pursuant to the terms of any confidentiality agreement with such Person that is in effect on the date of this Agreement). Parent shall keep the Company reasonably informed in all material respects of any material developments with respect to any Takeover Proposal (and any subsequent amendments or modifications or proposed amendments or modifications to such Takeover Proposal, including any amendments or modifications to the Alternative Acquisition Agreement or any other written proposed agreements with respect to such Takeover Proposal) and the status of any discussions or negotiations relating to such material developments or modifications, in each case, as soon as is reasonably practicable and in any event within 24 hours of receipt, provision or occurrence thereof. In addition to the foregoing, Parent shall (i) provide the Company with at least one Business Day’s prior written notice of a meeting of the Parent Board (or any committee of the Parent Board) at which the Parent Board (or any committee of the Parent Board) is reasonably expected to consider any Takeover Proposal it has received and (ii) as soon as is reasonably practicable and in any event within 24 hours following a determination by the Parent Board that an Takeover Proposal is a Superior Proposal, notify the in writing Company of such determination.

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(c)         No Change in Recommendation or Alternative Acquisition Agreement.    Prior to the Specified Time:

(i)          the Parent Board shall not, except as set forth in this Section 5.04, withhold, amend, withdraw, qualify or modify (and the Parent Board shall not publicly propose to withhold, amend, withdraw, qualify or modify the Parent Board Recommendation), in a manner adverse to the Company, including with respect to its recommendation to the stockholders of Parent that they vote in favor of approving and adopting this Agreement, the Merger, and the Transactions, the Parent Board Recommendation;

(ii)         the Parent Board shall include the Parent Board Recommendation in the Parent Registration Statement and the Proxy Statement and shall use reasonable best efforts to solicit such approval;

(iii)        the Parent Board (or any committee of the Parent Board) shall not make or fail to make any recommendation or public statement in connection with a tender or exchange offer, other than a recommendation against such offer or a “stop, look and listen” communication by the Parent Board (or a committee of the Parent Board) to the stockholders of Parent pursuant to Rule 14d-9(f) promulgated under the Exchange Act (or any substantially similar communication) (it being understood that the Parent Board (or a committee of the Parent Board) may refrain from taking a position with respect to a Takeover Proposal until the close of business on the 10th Business Day after the commencement of a tender or exchange offer in connection with such Takeover Proposal without such action being considered a violation of this Section 5.04(c) or a Parent Adverse Recommendation Change);

(iv)        the Parent Board shall not, except as set forth in this Section 5.04, adopt, approve, endorse or recommend, or publicly announce an intention to adopt, approve, endorse or recommend, any Takeover Proposal or any proposal that is reasonably expected to lead to a Takeover Proposal;

(v)         following the date of receipt of any Takeover Proposal or any material modification thereto is first made public, sent or given to the stockholders of Parent, the Parent Board shall not have failed to issue a press release that expressly reaffirms the Parent Board Recommendation within five Business Days following Parent’s receipt of the Company’s written request to do so

(vi)        the Parent Board (or any committee of the Parent Board) shall not otherwise resolve, propose or agree to do any of the foregoing actions described in clauses (i) through (v) (any action described in clauses (i) through (v), a “Parent Adverse Recommendation Change”); and

(vii)       Parent shall not enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement or similar agreement (an “Alternative Acquisition Agreement”) providing for the consummation of a transaction contemplated by any Takeover Proposal (other than a confidentiality agreement referred to in Section 5.04(a) entered into under the circumstances referred to in Section 5.04(a)).

(viii)      Notwithstanding anything to the contrary contained in this Agreement, at any time prior to the Specified Time, the Parent Board may make a Parent Adverse Recommendation Change in response to an Intervening Event if the Parent Board determines in good faith, after consultation with its outside legal counsel, that the failure to do so would be a breach of the Parent Board’s fiduciary duties under applicable Law, only if all of the following conditions are satisfied:

(A)        Parent shall have first provided the Company an Intervening Event Notice at least five Business Days in advance advising the Company that Parent intends to make a Parent Adverse Recommendation Change (it being understood and hereby agreed that the delivery and receipt of any such Intervening Event Notice shall not, in and of itself, be deemed to be a Parent Adverse Recommendation Change) and specifying, in reasonable detail, the Intervening Event;

(B)         during the applicable Intervening Event Notice Period (or any mutually agreed extension or continuation thereof), Parent and its Representatives shall negotiate in good faith with the Company and its officers, directors and other Representatives regarding any changes to the terms of this Agreement and any other proposals made by the Company so that a failure to effect a Parent Adverse Recommendation Change in response to such Intervening Event would no longer be inconsistent with the Parent Board’s fiduciary duties under applicable Law;

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(C)         the Company does not make, within the applicable Intervening Event Notice Period (or any extension or continuation thereof) after the receipt of such notice, a proposal that would, in the good faith judgment of the Parent Board (after consultation with outside legal counsel), cause the failure to effect a Parent Adverse Recommendation Change in response to such Intervening Event to no longer be inconsistent with the Parent Board’s fiduciary duties under applicable Law (it being understood and agreed that any material change in any event, occurrence or facts relating to such Intervening Event shall require a new Intervening Event Notice with a new Intervening Event Notice Period ending on the day that is three Business Days after such material change); and

(D)        following the Intervening Event Notice Period, the Parent Board shall have determined in good faith (after consultation with its outside legal counsel) that the failure to effect a Parent Adverse Recommendation Change in response to such Intervening Event would continue to be a breach of the Parent Board’s fiduciary duties under applicable Law.

(ix)        Notwithstanding anything to the contrary contained in this Agreement, at any time prior to the Specified Time if, in response to a bona fide unsolicited written Takeover Proposal made by a Third Party after the date of this Agreement which does not arise from a breach of this Section 5.04 and has not been withdrawn, the Parent Board determines in good faith (1) after consultation with outside legal counsel and a financial advisor of national reputation, that such Takeover Proposal constitutes a Superior Proposal and (2) after consultation with outside legal counsel, that the failure to make a Parent Adverse Recommendation Change would be a breach of the Parent Board’s fiduciary duties under applicable Law, then the Parent Board may make a Parent Adverse Recommendation Change, only if, in either such case, all of the following conditions are satisfied:

(A)        Parent shall have first provided to Company a Superior Proposal Notice at least five Business Days in advance advising Company that the Parent Board is prepared to effect a Parent Adverse Recommendation Change in response to a Superior Proposal (and specifying, in reasonable detail, the material terms and conditions of any such Superior Proposal, including the identity of the Third Party making any such Superior Proposal) (it being understood and hereby agreed that the delivery and receipt of any such Superior Proposal Notice shall not, in and of itself, be deemed to be a Parent Adverse Recommendation Change) and providing Company with a complete copy of any written request, proposal or offer, including any proposed Alternative Acquisition Agreement (and all schedules, appendices, exhibits and other attachments relating to such Alternative Acquisition Agreement), and any other documents containing the material terms of such Superior Proposal;

(B)         during the applicable Superior Proposal Notice Period (or any extension or continuation of such period), prior to its effecting a Parent Adverse Recommendation Change, Parent and its Representatives shall negotiate in good faith with the Company and its officers, directors and other Representatives regarding changes to the terms of this Agreement and any other proposals made by the Company intended by the Company to cause such Takeover Proposal to no longer constitute a Superior Proposal;

(C)         the Company does not make, within the applicable Superior Proposal Notice Period (or any mutually agreed extension or continuation of such period) after the receipt of such notice, a proposal that would, in the good faith judgment of the Parent Board (after consultation with outside legal counsel and a financial advisor of national reputation), cause the offer previously constituting a Superior Proposal to no longer constitute a Superior Proposal (it being understood and agreed that any amendment or modification of such Superior Proposal shall require a new Superior Proposal Notice with a new Superior Proposal Notice Period of five Business Days); and

(D)        following the Superior Proposal Notice Period, the Parent Board shall have determined in good faith, in light of such Superior Proposal and taking into account any revised terms proposed by the Company, (x) after consultation with outside legal counsel and a financial advisor of national reputation, that such Takeover Proposal continues to constitute a Superior Proposal, and (y) after consultation with outside legal counsel, that the failure to make Parent Adverse Recommendation Change would continue to be a breach of the Parent Board’s fiduciary duties under applicable Law.

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(d)         Certain Permitted Disclosure.    Notwithstanding anything to the contrary in this Agreement, nothing contained in this Agreement shall prohibit Parent, any of its Subsidiaries or the Parent Board from (i) taking and disclosing to its stockholders a position with respect to a tender offer contemplated by Rule 14d-9 or Rule 14e-2 promulgated under the Exchange Act, or from issuing a “stop, look and listen” statement pending disclosure of its position thereunder (none of which, in and of itself, shall be deemed to constitute a Parent Adverse Recommendation Change), or (ii) making any disclosure to Parent’s stockholders if, in the good faith judgment of the Parent Board, after consultation with outside counsel, failure to so disclose would reasonably likely result in a breach of its fiduciary duties under applicable Law, it being understood that nothing in the foregoing shall be deemed to permit Parent or the Parent Board (or a committee of the Parent Board) to effect a Parent Adverse Recommendation Change other than in accordance with Section 5.04(c).

(e)         Cessation of Ongoing Discussions.    Parent shall, and shall cause its Representatives to: (i) cease immediately all discussions and negotiations that commenced prior to the date of this Agreement regarding any proposal that would constitute (if made after the date of this Agreement), or could reasonably be expected to lead to, an Takeover Proposal, (ii) within two Business Days of the date of this Agreement, request the prompt return or destruction of all confidential or other non-public information concerning Parent or its Subsidiaries furnished to any Person with whom a confidentiality agreement in contemplation of an acquisition transaction was entered into at any time within the 12-month period immediately preceding the date of this Agreement and (iii) immediately terminate all access granted to any such Persons or their respective Representatives referenced in clauses (i) and (ii) to any physical or electronic data room; provided, however, that the foregoing shall not in any way limit or modify any of Parent’s rights under the other provisions of this Section 5.04.

Section 5.05        Parent Registration Statement and Proxy; Form 10.

(a)         As promptly as practicable following the date of this Agreement (but in no event later than the 30th day following the date of this Agreement so long as Parent has received all reasonably necessary information from the Company), Parent shall prepare and, not later than 10 Business Days after receiving from the Company all information relating to the Company reasonably necessary to prepare the Parent Registration Statement and the Form 10, Parent will file with the SEC (i) the Parent Registration Statement relating to the registration of the shares of Parent Class A Common Stock to be issued to the stockholders of the Company, which will contain the Proxy Statement and (ii) the Form 10 relating to the registration of the shares of SWK Common Stock to be issued to the stockholders of Parent as of the Record Date. The Parent Registration Statement, Proxy Statement and Form 10 shall comply as to form in all material respects with the applicable provisions of the Securities Act and the Exchange Act and other applicable Laws. The Company shall provide to Parent all information in its possession, including certificates or other statements, concerning the Company as may be reasonably requested by Parent in connection with the Parent Registration Statement, Proxy Statement and Form 10 and shall otherwise reasonably assist and cooperate with Parent in the preparation of the Parent Registration Statement, Proxy Statement and Form 10 and resolution of any comments referred to below; provided, that Parent shall (x) provide the Company with a reasonable opportunity to review and comment on any drafts of the Parent Registration Statement, Proxy Statement and Form 10 and related correspondence and filings and (y) shall include in such drafts, correspondence and filings all comments reasonably proposed by the Company. Parent shall use its reasonable best efforts to obtain from Lucosky Brookman LLP (“LucBro”), its tax counsel, (i) if required by the SEC, a written opinion, dated as of such date as may be required by the SEC in connection with the filing of the Parent Registration Statement, to the effect that the Mergers should qualify for the Intended Tax Treatment, (ii) a written opinion as described in the Tax Matters Agreement (as defined in the Separation Agreement) that the distribution of SWK Common Stock qualifies as a transaction described in Sections 355 of the Code and (iii) any written opinion as may be required by the SEC in connection with the filing of the Form 10, dated as of such date as may be required by the SEC.

(b)         Parent agrees that none of the information to be included or incorporated by reference in the Parent Registration Statement, the Proxy Statement, Form 10 and any pro forma financial statements included in the Parent Registration Statement, the Proxy Statement or the Form 10, as applicable, will, at the date it is first mailed to the stockholders of Parent or at the time of the Parent Stockholders Meeting or at the time of any amendment or supplement of the Parent Registration Statement, the Proxy Statement, the Form 10 and any pro forma financial statements, contain any untrue statement of a material fact or omit to state any material fact required to be stated in such documents or necessary in order to make the statements contained in such documents, in light of the

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circumstances under which they are made, not misleading; provided, however, that no representation or warranty is made by Parent with respect to statements made or incorporated by reference in the Parent Registration Statement, the Proxy Statement or the Form 10 to the extent based on information supplied by or on behalf of the Company or any Affiliate of the Company in connection with the preparation of the Parent Registration Statement, the Proxy Statement and the Form 10 for inclusion or incorporation by reference in the Parent Registration Statement, the Proxy Statement or the Form 10. The Company covenants and agrees that none of the information to be supplied by or on behalf of the Company or any Affiliate of the Company for inclusion or incorporation by reference in the Parent Registration Statement, the Proxy Statement and the Form 10, shall, at the date it is first mailed to the stockholders of Parent or at the time of the Parent Stockholders Meeting or at the time of any amendment or supplement of the Parent Registration Statement, the Proxy Statement or the Form 10, contain any untrue statement of a material fact or omit to state any material fact required to be stated in such document or necessary in order to make the statements contained in such document, in light of the circumstances under which they are made, not misleading; provided, however, that no representation or warranty is made by the Company with respect to statements made or incorporated by reference in the Parent Registration Statement the Proxy Statement or Form 10 to the extent based on information supplied by any Parent Entity or any Affiliate of a Parent Entity in connection with the preparation of the Parent Registration Statement, the Proxy Statement or Form 10 for inclusion or incorporation by reference in such document. If, at any time prior to the Parent Stockholder Meeting, any information relating to Parent and its Affiliates, officers or directors, should be discovered by Parent, on the one hand, or the Company, on the other hand, that should be set forth in an amendment or supplement to the Parent Registration Statement, Proxy Statement and Form 10 so that such document would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the Party that discovers such information shall promptly notify the other Party and Parent shall promptly prepare and file with the SEC an appropriate amendment or supplement describing such information. Subject to compliance with this Section 5.05 by the Company, Parent shall ensure that the Parent Registration Statement complies in all material respects with the applicable provisions of the Exchange Act and the rules and regulations promulgated under the Exchange Act, and satisfies all rules of Nasdaq.

(c)         Parent shall use its reasonable best efforts to (i) respond to any comments on the Parent Registration Statement and Form 10 or requests for additional information from the SEC as soon as practicable after receipt of any such comments or requests (including, in the event the Company issues and sells shares of preferred stock in accordance with Section 5.01(c), provide the SEC with all information reasonably necessary to amend the Parent Registration Statement or the Form 10), (ii) have the Parent Registration Statement and the Form 10 cleared by the SEC as promptly as practicable following their filing with the SEC, (iii) in consultation with the Company, set a record date for the Parent Stockholders Meeting, (iv) cause the Parent Registration Statement to be declared effective and mailed to the stockholders of Parent as promptly as practicable after the SEC confirms that it has no further comments on the Parent Registration Statement and (v) cause the Form 10 to become automatically effective sixty days from its filing. Parent shall promptly (A) notify the Company upon the receipt of any such comments or requests and (B) provide the Company with copies of all correspondence relating to the Parent Registration Statement and Form 10 between Parent and its Representatives, on the one hand, and the SEC and its staff, on the other hand. Before responding to any such comments or requests or the filing or mailing of the Parent Registration Statement and the Form 10, Parent (x) shall provide the Company with a reasonable opportunity to review and comment on any drafts of the Parent Registration Statement the Form 10 and related correspondence and filings and (y) shall include in such drafts, correspondence and filings all comments reasonably proposed by the Company.

(d)         The Parent Registration Statement shall include the Parent Board Recommendation unless the Parent Board has made a Parent Adverse Recommendation Change in accordance with Section 5.04 of this Agreement. The Parent Registration Statement shall not, when sent to Parent’s stockholders, contain any other proposal or request for stockholder approval of a Takeover Proposal other than the Requisite Parent Vote.

(e)         Parent shall use its reasonable best efforts, and the Company shall reasonably cooperate with Parent in good faith, to cause the shares of Parent Class A Common Stock being issued in the Transactions to be approved for listing on Nasdaq, subject to official notice of issuance, prior to the Closing Date. Parent shall also use its reasonable best efforts to obtain, and the Company shall reasonably cooperate in good faith with Parent to assist Parent in obtaining, all necessary state securities law or “blue sky” permits and approvals necessary to ensure that the Parent Class A Common Stock, and Parent Class B Common Stock, to be issued in the Transactions (to the extent

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required) shall be registered or qualified or exempt from registration or qualification under the securities law of every jurisdiction of the United States in which any registered holder of Company Common Stock has an address of record on the applicable record date.

Section 5.06        Parent Stockholders Meeting.    Subject to Section 5.04, (i) as promptly as practicable following the clearance of the Parent Registration Statement by the SEC and after reasonable consultation with the Company, Parent shall establish the record date, or duly call, give notice of, convene and hold the Parent Stockholders Meeting in accordance with the DGCL (and in any event within 10 Business Days after the date of clearance of the Parent Registration Statement, unless otherwise required by applicable Laws), (ii) as promptly as practicable after the Parent Registration Statement has been declared effective under the Securities Act, Parent shall cause the Proxy Statement to be disseminated to Parent’s stockholders in compliance with applicable Law and (iii) as promptly as practicable after the mailing of the Proxy Statement, Parent shall solicit proxies from the holders of Parent Common Stock to vote in accordance with the recommendation of the Parent Board with respect to this Agreement, the Mergers and the other Transactions; provided, however, for the avoidance of doubt, Parent may postpone or adjourn the Parent Stockholders Meeting: (i) with the consent of the Company; (ii) for the absence of a quorum; or (iii) to allow reasonable additional time (not to exceed 20 days) for the filing and distribution of any supplemental or amended disclosure with respect to the Transactions, which the Parent Board has determined in good faith (after consultation with its outside legal counsel) is necessary under applicable Laws and for such supplemental or amended disclosure to be disseminated to and reviewed by Parent’s stockholders prior to the Parent Stockholders Meeting. Without limiting the generality of the foregoing, Parent’s requirement to call and hold the Parent Stockholder Meeting shall not be affected by the commencement, public proposal, public disclosure or communication to Parent of any Takeover Proposal, Intervening Event or the Parent Board making a Parent Adverse Recommendation Change. Subject to Section 5.04, unless Parent shall have made a Parent Adverse Recommendation Change, the Parent Board shall use its reasonable best efforts to solicit the Requisite Parent Vote at the Parent Stockholders Meeting. Prior to the mailing of the Parent Registration Statement, Parent shall be entitled to engage a proxy solicitor that is reasonably satisfactory to the Company, and Parent shall keep the Company reasonably informed regarding its solicitation efforts and proxy tallies following the mailing of the Parent Registration Statement.

Section 5.07        Nasdaq Listing.    Parent shall use reasonable best efforts to ensure that the existing shares of Parent Common Stock shall have been continually listed on Nasdaq as of and from the date of this Agreement through the Closing Date. Parent and the Company shall reasonably cooperate in good faith to (i) effectuate the Reverse Stock Split and (ii) cause the shares of Parent Class A Common Stock being issued in connection with the Transactions to be approved for listing (subject to notice of issuance) on Nasdaq to be approved for issuance (subject to official notice of issuance) at or after the Effective Time pursuant to Nasdaq rules and regulations.

Section 5.08        Directors’ and Officers’ Indemnification and Insurance.

(a)         From the Closing Date through the sixth anniversary of the Closing Date, Parent and the Surviving Company shall indemnify any present or former director, manager or officer of Parent or the Company, or their respective Subsidiaries (the “Indemnified Parties”) against all claims, losses, Liabilities, damages, judgments, fines and reasonable fees, costs and expenses, including attorneys’ fees and disbursements (collectively, “Costs”), incurred in connection with any Legal Action arising out of or pertaining to the fact that the Indemnified Party is or was a director, manager or officer of Parent, the Company or their respective Subsidiaries, whether asserted or claimed prior to, at or at or after the Effective Time, in each case, to the fullest extent permitted under applicable Law. Each Indemnified Party will be entitled to advancement of Costs incurred in the defense of any such Legal Action from Parent upon receipt by Parent from the Indemnified Party of a request therefor; provided that any such Person to whom Costs are advanced provides an undertaking to Parent, to the extent then required by the DGCL, to repay such advances if it is ultimately determined that such Person is not entitled to indemnification. Parent shall cooperate with the Indemnified Party in the defense of any such Legal Action and Parent shall not settle, compromise or consent to the entry of any judgment in any Legal Action pending or threatened in writing to which an Indemnified Party is a party (and in respect of which indemnification could be sought by such Indemnified Party under this Section 5.08), unless such settlement, compromise or consent includes an unconditional release of such Indemnified Party from all liability arising out of such Legal Action or such Indemnified Party otherwise consents in writing.

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(b)         The provisions presently set forth in the certificate of incorporation and bylaws of Parent with respect to indemnification, advancement of Costs and exculpation of present and former directors and officers of Parent shall not be amended, modified or repealed for a period of six years from the Effective Time in a manner that would adversely affect the rights of individuals who, at or prior to the Effective Time, were officers or directors of Parent. The certificate of incorporation and bylaws of the Surviving Company shall contain, and Parent shall cause the certificate of incorporation and bylaws of the Surviving Company to so contain, provisions no less favorable with respect to indemnification, advancement of Costs and exculpation of present and former directors and officers as those presently set forth in the certificate of incorporation and bylaws of Parent.

(c)         From and after the Effective Time, (i) the Surviving Company shall fulfill and honor in all respects the obligations of the Company to its Indemnified Parties as of immediately prior to the Effective Time pursuant to any indemnification provisions under the Company’s Organizational Documents and pursuant to any indemnification agreements between the Company and such Indemnified Parties, with respect to claims arising out of matters occurring at or prior to the Effective Time and (ii) Parent shall fulfill and honor in all respects the obligations of Parent to its Indemnified Parties as of immediately prior to the Effective Time pursuant to any indemnification provisions under Parent’s Organizational Documents and pursuant to any indemnification agreements between Parent and such Indemnified Parties, with respect to claims arising out of matters occurring at or prior to the Effective Time.

(d)         From and after the Effective Time, Parent shall maintain a directors’ and officers’ Liability insurance policies, with an effective date as of the Closing Date on commercially available terms and conditions and with coverage limits customary for U.S. public companies similarly situated to Parent. In addition, Parent shall purchase, prior to the Effective Time, following consultation with, and subject to the approval of the Company, a six-year prepaid “tail policy” for the non-cancellable extension of the directors’ and officers’ Liability coverage of Parent’s existing directors’ and officers’ insurance policies for a claims reporting or discovery period of at least six years from and after the Effective Time with respect to any claim related to any period of time at or prior to the Effective Time with terms, conditions, retentions and limits of Liability that are no less favorable than the coverage provided under Parent’s existing policies as of the date of this Agreement with respect to any actual or alleged error, misstatement, misleading statement, act, omission, neglect, breach of duty or any matter claimed against a director, manager or officer of Parent or any of its Subsidiaries by reason of him or her serving in such capacity that existed or occurred at or prior to the Effective Time (including in connection with this Agreement or the Transactions).

(e)         The covenants contained in this Section 5.08 are intended to be for the benefit of, and shall be enforceable by, each of the Indemnified Parties and their respective heirs and legal representatives and shall not be deemed exclusive of any other rights to which an Indemnified Party is entitled, whether pursuant to Law, Contract or otherwise. For the avoidance of the doubt, the Indemnified Parties and their respective heirs and legal representatives shall be third-party beneficiaries with respect to the covenants contained in this Section 5.08. From and after the Effective Time, Parent shall pay all Costs, including reasonable attorneys’ fees, that are incurred by any Indemnified Party in enforcing the indemnity and other obligations provided in this Section 5.08, except to the extent that it is ultimately determined by a Governmental Authority with valid jurisdiction that such Indemnified Party is not entitled to be indemnified pursuant to this Agreement.

(f)          In the event that Parent, the Surviving Company or any of their respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, Parent or the Surviving Company, as applicable, shall take all necessary action so that the successors or assigns of Parent or the Surviving Company, as the case may be, shall succeed to the obligations set forth in this Section 5.08.

Section 5.09        Reasonable Best Efforts.    Upon the terms and subject to the conditions set forth in this Agreement and in accordance with applicable Law (but subject, for the avoidance of doubt, to Section 5.10, which sets forth the exclusive obligations of the Parties with respect to the subject matter of such section) each of the Parties shall, and shall use reasonable best efforts to cause its Affiliates to, use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to ensure that the conditions applicable to such Party set forth in Article VI are satisfied and to consummate the Transactions as promptly as practicable in accordance with its terms. The terms of this Section 5.09 shall not limit the rights and obligations of Parent set forth in Section 5.04.

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Section 5.10        Consents; Filings; Further Action.

(a)         Subject to the terms and conditions of this Agreement, the Parent Entities and the Company shall (and shall cause their respective Subsidiaries to) each use their reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, and to assist and cooperate with the other Parties in doing all things necessary, proper or advisable under applicable Laws to (i) make any necessary filings promptly after the signing of this Agreement and obtain all necessary actions, waivers, registrations, permits, authorizations, Orders, consents and approvals from Governmental Authorities, the expiry or early termination of any applicable waiting periods, and make all necessary registrations and filings (including filings with Governmental Authorities, if any) and take all steps as may be reasonably necessary to obtain an approval or waiver from, or to avoid an action or proceeding by, any Governmental Authorities, in order to consummate the Transactions as promptly as practicable and in any event prior to the Termination Date and (ii) deliver required notices or any necessary additional instruments to, and obtain required consents, waivers or any additional instruments necessary from, any Third Parties in order to consummate the Transactions as promptly as practicable and in any event prior to the Termination Date.

(b)         Subject to applicable Laws and the requirements of applicable Governmental Authorities, the Parent Entities and the Company and their respective counsel shall (i) cooperate in good faith with each other in connection with any filing or submission with a Governmental Authority in connection with the Transactions and in connection with any investigation or other inquiry by or before a Governmental Authority relating to the Transactions, including any proceeding initiated by a private Person, (ii) to the extent legally permissible, have the right to review in advance, and each shall consult the other on, any material filing made with, or written materials to be submitted to, any Governmental Authority in connection with the Transactions and of any material communication received or given in connection with any proceeding by a private Person, in each case regarding any of the Transactions, (iii) promptly inform each other of any material communication (or any other material correspondence or memoranda) received from, or given to, the DOJ or the FTC or any other applicable Governmental Authority and (iv) where legally permissible, promptly furnish each other with copies of all correspondence, filings and substantive written communications between them or their Subsidiaries or Affiliates, on the one hand, and any Governmental Authority or its respective staff, on the other hand, with respect to the Transactions. In furtherance of the foregoing and subject to applicable Laws and the requirements of Governmental Authorities, the Parent Entities and the Company shall (with respect to any in-person discussion or meeting, remote video meeting or substantive telephonic discussion or meeting), provide the other Party and its counsel with reasonable advance notice of and the opportunity to participate in any material discussion or meeting with any Governmental Authority in respect of any filing, investigation or other inquiry in connection with the Transactions. Notwithstanding anything to the contrary in this Section 5.10(b), Parent and the Company may, as each deems advisable and necessary, (x) reasonably designate any competitively sensitive material provided to the other under this Section 5.10 as “Antitrust Counsel Only Material;” and (y) redact materials to be provided to the other Party as necessary to comply with contractual arrangements, to address good faith legal privilege or confidentiality concerns, to comply with applicable Law, or to remove references concerning the valuation of Parent or Company and their respective Subsidiaries.

(c)         In furtherance of the undertakings under this Section 5.10, Parent and the Company, along with their respective Subsidiaries, shall use their reasonable best efforts to obtain clearance under any applicable Antitrust Laws so as to enable the Parties to consummate the Transactions as promptly as practicable, and in any event prior to the Termination Date, which shall include using reasonable best efforts to propose, negotiate, commit to and effect, by consent decree, hold separate order or otherwise, the sale, divestiture, disposition, license or other disposition of such of its and its Subsidiaries’ assets, properties or businesses or of the assets, properties or businesses, and enter into such other arrangements, as are necessary or advisable in order to avoid the entry of, and the commencement of litigation seeking the entry of, or to effect the dissolution of, any injunction, temporary restraining order or other Order in any proceeding by a Governmental Authority or any other Person under applicable Antitrust Laws, that would otherwise have the effect of preventing or materially delaying the consummation of the Transactions. Parent shall not, unless requested to do so by the Company, commit to or effect any action contemplated in the immediately preceding sentence.

(d)         Each of Parent and the Company shall consult with the other Party and consider in good faith the views of the other Party with respect to the appropriate strategy relating to any matters relating to the Antitrust Laws, including with respect to any filings, notifications, submissions and communications with or to any Governmental Authority and the nature and timing of any divestitures or other remedial undertakings, if any, made for purposes of securing any required approvals under the Antitrust Laws; provided that, notwithstanding any

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other provisions of this Agreement to the contrary, the Company shall, on behalf of the Parties, control and direct all aspects of the Parties’ efforts with respect to applicable Antitrust Laws and any authorization, consent, notice or approval to be obtained from a Governmental Authority or Third Party with respect to the Transactions, including having principal responsibility for devising, implementing, and making the final determination as to such appropriate strategy, and shall have the right, in its sole discretion, to determine the nature and timing of any such divestitures or other remedial undertakings to the extent any such divestitures or other remedial undertakings would be conditioned upon and only be effective after the Closing. Parent shall cooperate in good faith with the Company in the Parties’ efforts to obtain any clearance, approval, waiver or expiry or early termination of any applicable waiting periods with respect to any Antitrust Laws.

(e)         Parent, on the one hand, and the Company, on the other, shall be responsible for and pay one-half of the filing fees payable to any Governmental Authorities in connection with any filings made pursuant to Antitrust Laws.

Section 5.11        Public Announcements.    The Parties shall consult with each other before issuing any press release or otherwise making any public statements or other public communication about this Agreement, any Ancillary Agreement or any of the Transactions. No Party shall issue any such press release or make any such public statement prior to such consultation and any such prelease or public statement or other public communication shall be subject to the prior mutual approval of Parent and the Company (which approval shall not be unreasonably withheld, conditioned or delayed by either Party), except to the extent required by applicable Law or Nasdaq rules, in which case that Party shall use its reasonable best efforts to consult with the other Party before issuing any such release or making any such public statement; provided, however, subject to Section 5.04, that prior approval shall not be required, and no Party shall be required to consult with any other Party in connection with, or provide the other an opportunity to review or comment upon, any press release or other public statement or comment to be issued or made with respect to any Takeover Proposal. Notwithstanding the foregoing, without the prior consent of the other parties, the Company or Parent may (a) communicate with its respective customers, vendors, suppliers, financial analysts, investors and media Representatives in a manner consistent with its past practice in compliance with applicable Law to the extent such communications consist of information included in a press release or other document previously approved for external distribution by the other Party, (b) issue public statements or disseminate information to the extent solely related to the operation of the business of such Party and (c) to the extent any proposed release or statement is substantially equivalent to the information that has previously been made public without breach of the obligation under this Section 5.11. Each of Parent and the Company will issue a joint press release announcing the execution of this Agreement.

Section 5.12        Fees and Expenses.    Except as explicitly provided otherwise in this Agreement, whether or not the Transactions are consummated, all expenses (including those payable to Representatives) incurred by any Party or on its behalf in connection with this Agreement, the Ancillary Agreements and the Transactions (“Expenses”) shall be paid by the Party incurring those Expenses. For the avoidance of doubt, the Surviving Company will not have any liability with respect to any Expenses of the Parent Entities, including with respect to any Expenses (including, any filing and mailing fees) related to the Parent Registration Statement (which such Expenses shall be the sole cost and responsibility of SWK HoldCo pursuant to the terms of the Separation Agreement). Within five (5) Business Days prior to the Closing, Parent will deliver written instructions to the Company with respect to the payment of the Parent Cash Amount, which instructions shall (a) set forth the portion of the Parent Cash Amount that will be used to pay Expenses incurred by the Parent Entities (such Expenses, the “Company Payoff Expenses”) and (b) shall set forth wire instructions for the payoff of such Company Payoff Expenses, including, as applicable, payoff letters which (i) automatically release the Liens securing such Company Payoff Expenses (if applicable) upon payment in full and (ii) provide that, upon such payment, such Company Payoff Expenses shall automatically be satisfied in full. Following the Mergers and on the Closing Date, the Company shall, on behalf of the Parent, pay, or will cause the Parent to pay (in which case it shall provide funds to enable the Parent to pay), the Company Payoff Expenses to such parties and in such amounts as designated in writing by Parent in accordance with this Section 5.12. Other than the Company Payoff Expenses, prior to the Closing, the Parent Entities shall have paid, or have caused to be paid, all Expenses incurred by the Parent Entities in accordance with the Payoff Letters.

Section 5.13        Takeover Statutes.    Unless the Parent Board has made a Parent Adverse Recommendation Change in accordance with this Agreement, if any takeover statute is or becomes applicable to this Agreement or any Transaction, each of Parent, the Company and their respective boards of directors shall use

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reasonable best efforts (a) to ensure that such transactions may be consummated as promptly as practicable upon the terms and subject to the conditions set forth in this Agreement and (b) to otherwise act to eliminate or minimize the effects of such takeover statute.

Section 5.14        Rule 16b-3.    Prior to the Effective Time, Parent shall take such further actions, if any, as may be necessary or appropriate to ensure that the dispositions of equity securities of Parent (including derivative securities) pursuant to the Transactions by any Person who is subject to Section 16 of the Exchange Act are exempt under Rule 16b-3 promulgated under the Exchange Act.

Section 5.15        Succession of Officers and Directors.

(a)         At the Closing, Parent shall deliver to the Company the D&O Resignations effective as of the Effective Time.

(b)         The officers of the Company immediately prior to the First Effective Time shall be, from and after the First Effective Time, the officers of Parent until their successors are duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Parent Organizational Documents.

(c)         As of the First Effective Time, Parent shall take all action necessary to (i) cause (A) the number of members of the Parent Board to be fixed at seven and (B) cause to be appointed to the Parent Board, as directors, seven people chosen by the Company in its sole discretion and as set forth on Section 1.07(a) of the Company Disclosure Schedule. If any individual identified by the Company to serve on the Parent Board in accordance with this Section 5.15(c) is unable or unwilling to serve in such capacity, the Company may designate a successor but not less than five days in advance of the Closing or such earlier period as may be required by disclosure requirements under applicable Law.

Section 5.16        Notification of Certain Matters.    The Company shall give prompt notice to Parent, and Parent shall give prompt notice to the Company, of (a) the occurrence of any event known to it which would reasonably be expected to, individually or in the aggregate cause to be unsatisfied in any material respect at any time prior to the Effective Time any condition, with respect to Parent, set forth in Sections 6.01 and 6.03, and with respect to the Company, set forth in Sections 6.01 or 6.02 or (b) any action, suit, proceeding, inquiry or known investigation pending or, to the Knowledge of the Company or Parent, threatened which questions or challenges the validity of this Agreement or the ability of any party to consummate the Transactions; provided, however, that the delivery of any notice pursuant to this Section 5.16 shall not limit or otherwise affect the remedies available under this Agreement to the party receiving such notice nor shall the party giving such notice be prejudiced with respect to any such matters solely by virtue of having given such notice.

Section 5.17        Certain Litigation.

(a)         Parent shall assume the control and defense at its sole expense of all stockholder litigation against Parent, any of its Subsidiaries or any of the directors, managers or officers of Parent or its Subsidiaries (such Persons, the “Covered Persons”), in each case, arising out of or in connection with this Agreement, the Ancillary Agreements or the Transactions (collectively, the “Stockholder Litigation”); provided, that (i) Parent shall promptly as practicable notify the Company of such Stockholder Litigation, (ii) Parent shall keep the Company reasonably informed with respect to the status of such Stockholder Litigation, and (iii) the Company shall have the right to participate in (and jointly control) such proceedings, negotiations and settlement decisions.

(b)         Parent shall obtain the prior written consent of the Company (which shall not be unreasonably withheld, conditioned or delayed) before entering into any settlement, understanding or other agreement relating to such Stockholder Litigation.

(c)         Each Party shall cooperate, and cause its Affiliates to cooperate, in the defense of any Stockholder Litigation and shall furnish or cause to be furnished such records, information and testimony, and attend, at each Party’s own expense, such conferences, discovery proceedings, hearings, trials or appeals, as may be reasonably requested in connection with such Stockholder Litigation.

Section 5.18        Requisite Company Approval.    Upon the terms set forth in this Agreement and the Company Voting and Support Agreement, the Company shall (i) seek the consent, in form and substance reasonably acceptable to Parent, of holders of the Requisite Company Vote in favor of the approval and adoption of

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this Agreement, the Merger and all other Transactions (the “Company Stockholder Approval”) via written consent (the “Written Consent”) as soon as reasonably practicable after the Parent Registration Statement becomes effective, and in any event within 10 Business Days after the Parent Registration Statement becomes effective and (ii) in the event the Company determines it is not able to obtain the Written Consent, the Company shall call and hold a meeting of the stockholders of the Company for the purpose of voting solely upon the Company Stockholder Approval as soon as reasonably practicable after the Parent Registration Statement becomes effective, and in any event within 25 days after the Parent Registration Statement becomes effective. In connection therewith, the Company, as promptly as practicable (A) shall establish the record date (which record date shall be mutually agreed with Parent) for determining the Company stockholders entitled to provide such written consent, and (B) shall use reasonable best efforts to solicit written consents from the Company stockholders necessary to give the Company Stockholder Approval. The Company Board shall make the Company Board Recommendation to stockholders of the Company. Neither the Company Board nor any committee of the Company Board shall withhold, withdraw or modify, or publicly propose or resolve to withhold, withdraw or modify in a manner adverse to Parent the Company Board Recommendation.

Section 5.19        [Reserved].

Section 5.20        ATM.    Prior to the Effective Time, Parent shall use its reasonable best efforts to change the ATM to a banker chosen by the Company in its sole discretion, and the Company shall provide reasonable notice to Parent of such chosen banker.

Section 5.21        Tax Matters. From the date hereof until the Closing Date, Parent shall be responsible for preparing and filing, or causing to be prepared and timely filed, all Tax Returns of the Parent Entities that are required to be filed after the date hereof but on or prior to the Closing Date. All Tax Returns described in this Section 5.21 shall be prepared in a manner consistent with past practice (unless otherwise required by applicable Law or this Agreement). Parent shall pay, and cause the Parent Entities to pay, any Taxes reflected on such Tax Returns described in this Section 5.21.

Section 5.22        Pre-Closing REI Reorganization.    Prior to the First Effective Time, the Company shall (a) form a new Delaware corporation that is a wholly owned subsidiary of the Company (“New REI”), and (b) New REI will merge with and into the Company with the Company surviving, pursuant to which the certificate of incorporation of the Company shall be amended and all of the outstanding equity interests of the Company will remain outstanding (the “Pre-Closing REI Reorganization”).

Section 5.23        Post-Closing REI Integration.    As soon as practicable following the Closing, (a) Parent shall form a new Delaware corporation that is a wholly owned subsidiary of Parent (“New CCDC”), (b) Parent shall contribute its equity interests in Critical Cyber Defense Corp., a Delaware corporation and wholly owned subsidiary of Parent (“CCDC”), to New CCDC, (c) Parent shall convert CCDC into a Delaware limited liability company, and (d) following such conversion, New CCDC shall contribute all of its assets and liabilities, including the equity interests in CCDC, to Rhodium Technologies, in exchange for units in Rhodium Technologies (the “Post-Closing REI Integration”).

Article VI.    CONDITIONS

Section 6.01        Conditions to Each Party’s Obligation to Consummate the Transactions.    The respective obligation of each Party to effect, or cause to be effected, the Transactions, including the Mergers, is subject to the satisfaction on or before the Closing Date of each of the following conditions, unless waived in writing by each of Parent and the Company:

(a)         Parent Stockholder Approval.    This Agreement shall have been duly adopted by the holders of shares of Parent Common Stock constituting the Requisite Parent Vote.

(b)         Company Stockholder Approval.    This Agreement shall have been duly adopted by the holders of shares of the Company constituting the Requisite Company Vote.

(c)         Registration Statement.    The Parent Registration Statement shall have become effective under the Securities Act and no stop order suspending the effectiveness of the Parent Registration Statement shall have been issued and no proceeding for that purpose shall have been initiated or threatened in writing by the SEC or its staff and not withdrawn.

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(d)         Form 10.    The Form 10 shall have become effective under the Securities Act and no stop order suspending the effectiveness of the Form 10 shall have been issued and no proceeding for that purpose shall have been initiated or threatened in writing by the SEC or its staff and not withdrawn.

(e)         Listings.    The shares of Parent Class A Common Stock to be issued pursuant to Article II shall have been approved for listing on Nasdaq, subject only to official notice of issuance.

(f)          Approvals.    The Parties shall have received all approvals with any Governmental Authority necessary to consummate the Transactions, including, but not limited to, the expiration or termination of the waiting period under the HSR Act, if applicable.

(g)         No Orders.    There shall not have been enacted, promulgated or made effective after the date of this Agreement any Law or Orders by a Governmental Authority of competent jurisdiction that enjoins or otherwise prohibits or makes illegal, or any Legal Action by any Governmental Authority seeking to enjoin or prohibit or make illegal, consummation of the Transactions and there shall not be in effect any injunction (whether temporary, preliminary or permanent) by any Governmental Authority of competent jurisdiction that enjoins or otherwise prohibits consummation of the Transactions.

Section 6.02        Conditions to Obligations of Parent Entities.    The obligations of each of the Parent Entities to effect, or cause to be effected, the Transactions, including the Mergers, are also subject to the satisfaction on or before the Closing Date of the following conditions, unless waived in writing by Parent:

(a)         Representations and Warranties.

(i)          Each of the representations and warranties of the Company set forth in Section 3.06(a), Section 3.06(b) and Section 3.06(g) (Capitalization) shall be true and correct in all respects (except for (A) any inaccuracies that individually or in the aggregate are de minimis or (B) to the extent any such representation and warranty expressly speaks as of a specified date, in which case, subject to the qualifications as set forth in the preceding clause (A), as of such date) as of the Closing as though then made on such date;

(ii)         each of the representations and warranties of the Company set forth in Section 3.01 (Organization and Power), Section 3.04 (Corporate Authorizations), Section 3.06 (Capitalization) (other than subsections (a) and (b) and (g)), and Section 3.24 (Brokers) (A) that are not qualified by references to “material” or any other materiality qualifications shall be true and correct in all material respects as of the Closing as though made on such date (except to the extent any such representation and warranty expressly speaks as of a specified date, in which case as of such date) and (B) that are qualified by references to “material” or any other materiality qualifications shall be true and correct in all respects as of the Closing as though made on such date (except to the extent any such representation and warranty expressly speaks as of a specified date, in which case as of such date); and

(iii)        the remaining representations and warranties of the Company contained in Article III (Representations and Warranties of the Company) shall be true and correct, in each case as of the Closing as though made on such date (except to the extent any such representation and warranty expressly speaks as of a specified date, in which case as of such date), except, in the case of clause (iii) only, where the failure of any such representations and warranties to be so true and correct (without regard to any materiality, in all material respects, Company Material Adverse Effect, or similar qualifications set forth in any such representation or warranty) would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(b)         Performance of Obligations.    The Company shall have performed in all material respects all obligations and covenants required to be performed by it at or before the Closing under this Agreement at or before the Closing Date.

(c)         Absence of Company Material Adverse Effect.    There shall not have been a Company Material Adverse Effect.

(d)         Officer’s Certificate.    Parent shall have received a certificate, signed by an executive officer of the Company, certifying as to the matters set forth in Section 6.02(a), Section 6.02(b) and Section 6.02(c).

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(e)         Receipt of Other Deliverables.    Parent shall have received each of the agreements, instruments, and other documents set forth in Section 1.06.

Section 6.03        Conditions to Obligation of the Company.    The obligation of the Company to effect, or cause to be effected, the Transactions, including the Mergers, is also subject to the satisfaction on or before the Closing Date of the following conditions, unless waived in writing by the Company:

(a)         Representations and Warranties.

(i)          Each of the representations and warranties of the Parent Entities set forth in Section 4.06(a), Section 4.06(b) and Section 4.06(g) (Capitalization) shall be true and correct in all respects (except for (A) any inaccuracies that individually or in the aggregate would not reasonably be expected to be Material or (B) to the extent any such representation and warranty expressly speaks as of a specified date, in which case, subject to the qualifications as set forth in the preceding clause (A), as of such date) as of the Closing as though then made on such date;

(ii)         each of the representations and warranties of the Parent Entities set forth in Section 4.01 (Organization and Power), Section 4.04 (Corporate Authorizations), Section 4.06 (Capitalization) (other than subsections (a) and (b) and (g)), Section 4.08 (Business Operations), Section 4.24 (Takeover Statutes), Section 4.29 (Opinion of Financial Advisor) and Section 4.30 (Brokers) shall be true and correct in all respects as of the Closing as though made on such date (except to the extent any such representation and warranty expressly speaks as of a specified date, in which case as of such date), except where the failure of any such representations and warranties to be so true and correct would not, individually or in the aggregate, reasonably be expected to be Material; and

(iii)        the remaining representations and warranties of the Parent Entities contained in Article IV (Representations and Warranties of the Parent Entities) shall be true and correct in all respects, in each case as of the Closing as though made on such date. (except to the extent any such representation and warranty expressly speaks as of a specified date, in which case as of such date), except where the failure of any such representations and warranties to be so true and correct would not, individually or in the aggregate, reasonably be expected to be Material.

(b)         Performance of Obligations.    Each Parent Entity shall have performed in all material respects all obligations and covenants required to be performed by it at or before the Closing under this Agreement at or before the Closing Date.

(c)         Absence of Parent Material Adverse Effect.    There shall not have been a Parent Material Adverse Effect.

(d)         Officer’s Certificate.    The Company shall have received a certificate, signed by an executive officer of Parent, certifying as to the matters set forth in Section 6.03(a), Section 6.03(b) and Section 6.03(c).

(e)         Separation Agreement.    The Company shall have received from Parent the Separation Agreement and each Ancillary Agreement (as defined in the Separation Agreement) duly executed by the parties thereto and the Holdings Transfer (excluding the Distribution) (as each such term is defined in the Separation Agreement), shall have been consummated in all material respects in accordance with the Separation Agreement immediately prior to the First Merger.

(f)          Receipt of Other Deliverables.    The Company shall have received each of the agreements, instruments, and other documents set forth in Section 1.05.

(g)         Parent Indebtedness; Expenses.    Parent shall not be subject to or have any Liability with respect to any indebtedness (whether for borrowed money or otherwise) at the Closing, except as set forth in Section 6.03(g) of the Parent Disclosure Schedule. In no event shall the Parent Entities’ Expenses exceed, in the aggregate, $3,000,000.

Section 6.04        Frustration of Closing Conditions.    Neither the Company, on the one hand, nor any Parent Entity, on the other hand, may rely, either as a basis for not consummating the Transactions or for terminating this Agreement and abandoning the Transactions, on the failure of any condition set forth in Section 6.01,

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Section 6.02 or Section 6.03, as the case may be, to be satisfied if such failure was principally caused by such Party’s breach of any provision of this Agreement or failure to use the efforts to consummate the Transactions, as required by and subject to this Agreement.

Article VII.    TERMINATION, AMENDMENT AND WAIVER

Section 7.01        Termination by Mutual Consent.    This Agreement may be terminated at any time before the Effective Time, whether before or after obtaining the Requisite Parent Vote, by mutual written consent of Parent and the Company.

Section 7.02        Termination by Either Parent or the Company.    This Agreement may be terminated, and the Transactions abandoned, by either Parent or the Company at any time before the First Effective Time, by written notice from such Party to the other Party:

(a)         if the Closing has not occurred on or before March 31, 2023 (the “Termination Date”), except that the right to terminate this Agreement under this Section 7.02(a) shall not be available to any Party who is then in material breach of this Agreement;

(b)         the Requisite Parent Vote has not obtained by reason of the failure to obtain the required vote at a Parent Stockholders Meeting (or any adjournment or postponement of such meeting) duly convened for such purpose, except that the right to terminate this Agreement under this Section 7.02(b) shall not be available to Parent where the failure to obtain the Requisite Parent Vote has been caused by the action or failure to act either of the Parent Entities and such action or failure to act constitutes a material breach by any of the Parent Entities of this Agreement; or

(c)         if any Law or Order is enacted, issued, promulgated or entered by a Governmental Authority of competent jurisdiction (including Nasdaq) that permanently enjoins, or otherwise prohibits the consummation of the Transactions, and (in the case of any Order) such Order has become final and nonappealable.

Section 7.03        Termination by the Company.    This Agreement may be terminated and the Transactions abandoned by the Company at any time before the First Effective Time:

(a)         if there has been a Parent Adverse Recommendation Change;

(b)         if (i) the Parent Board approves, endorses, solicits or recommends to stockholders a Superior Proposal or (ii) a tender offer, exchange offer or other transaction for any outstanding shares of capital stock of a Parent Entity is commenced before obtaining the Requisite Parent Vote and the Parent Board fails to recommend against acceptance of such Superior Proposal, tender offer, exchange offer or other transaction by its stockholders within ten Business Days after commencement of such Superior Proposal, tender offer, exchange offer or other transaction;

(c)         if there shall have been a material breach of Section 5.04;

(d)         if any Parent Entity breaches any of its representations, warranties, covenants or agreements contained in this Agreement, which breach (i) would give rise to the failure to satisfy the conditions set forth in Section 6.01 or Section 6.03 at the Closing and (ii) such breach cannot be cured by the Termination Date, or, if curable, has not been cured by the Parent Entities within the earlier of (A) 30 days after Parent’s receipt of written notice of such breach from the Company and (B) three Business Days prior to the Termination Date; provided, the Company shall not have the right to terminate this Agreement pursuant to this Section 7.03(d) if the Company is then in breach of any of its representations, warranties, covenants or agreements contained in this Agreement that would result in the conditions precedent to Closing set forth in Section 6.01 or Section 6.02 not being satisfied;

(e)         if all of the conditions set forth in Section 6.01 and Section 6.02 have been satisfied (other than any condition the failure of which to be satisfied has been principally caused by the breach of this Agreement by any Parent Entity or any of their respective Affiliates and conditions that, by their nature, are to be satisfied at Closing and which are, at the time of termination, capable of being satisfied) and the Parent Entities have failed to fulfill their respective obligations and agreements contained in this Agreement to consummate the Closing within three Business Days following written notice of such satisfaction from the Company and that the Company is ready, willing and able to consummate the Closing; or

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(f)          the Requisite Parent Vote has not been obtained by the Termination Date solely due to the action or failure to act either of the Parent Entities and such action or failure to act constitutes a material breach by any of the Parent Entities of this Agreement.

Section 7.04        Termination by Parent.    This Agreement may be terminated and the Transactions abandoned by Parent at any time before the First Effective Time:

(a)         if the Company breaches any of its representations, warranties, covenants or agreements contained in this Agreement, which breach (i) would give rise to the failure to satisfy the conditions set forth in Section 6.01 or Section 6.02 at the Closing and (ii) such breach cannot be cured by the Termination Date, or, if curable, has not been cured by the Company within the earlier of (A) 30 days after the Company’s receipt of written notice of such breach from Parent and (B) three Business Days prior to the Termination Date; provided, Parent shall not have the right to terminate this Agreement pursuant to this Section 7.04(a) if any Parent Entity is then in breach of any of its respective representations, warranties, covenants or agreements contained in this Agreement that would result in the conditions precedent to Closing set forth in Section 6.01 or Section 6.03 not to be satisfied; or

(b)         if all of the conditions set forth in Section 6.01 and Section 6.03 have been satisfied (other than any condition the failure of which to be satisfied has been principally caused by the breach of this Agreement by the Company or any of its Affiliates and conditions that, by their nature, are to be satisfied at Closing and which are, at the time of termination, capable of being satisfied) and the Company has failed to fulfill its obligations and agreements contained in this Agreement to consummate the Closing within three Business Days following written notice of such satisfaction from Parent and that Parent is ready, willing and able to consummate the Closing.

Section 7.05        Effect of Termination.    If this Agreement is validly terminated pursuant to this Article VII, except as set forth in this Section 7.05, it shall become void and of no further force and effect, with no Liability (except as provided in Section 7.06) on the part of any Party (or any stockholder, Affiliates or Representative of such Party), except that, if such termination results from (a) fraud or (b) the willful and material (i) failure of any Party to perform its covenants, obligations or agreements contained in this Agreement or (ii) breach by any Party of its representations or warranties contained in this Agreement, then such Party shall be liable for any damages incurred or suffered by the other Parties as a result of such failure or breach. The provisions of Section 5.03(a) (Confidentiality), Section 5.12 (Fees and Expenses), this Section 7.05 (Effect of Termination), Section 7.06 (Fees and Expenses Following Termination) and Article VIII (Miscellaneous) shall survive any valid termination of this Agreement.

Section 7.06        Fees and Expenses Following Termination.

(a)         Except as set forth in this Section 7.06, all Expenses incurred in connection with this Agreement and the Transactions shall be paid in accordance with the provisions of Section 5.12.

(b)         Parent shall pay, or cause to be paid, to the Company (or its designee(s)) by wire transfer of immediately available funds an amount equal to (x) $5,000,000.00 (the “Parent Termination Fee”), if this Agreement is terminated by the Company pursuant to Section 7.03.

(c)         If this Agreement is terminated by Parent pursuant to Section 7.04(a) or Section 7.04(b), the Company shall pay, or cause to be paid, to Parent (or its designee(s)) by wire transfer of immediately available funds an amount equal to $5,000,000.00 (the “Company Termination Fee”), in which case payment shall be made within two Business Days following such termination.

(d)         Parent and the Company acknowledge that the fees and the other provisions of this Section 7.06 are an integral part of the Transactions and that, without these agreements, Parent and the Company would not enter into this Agreement.

(e)         Notwithstanding anything to the contrary in this Agreement, but subject to Section 7.05 and Section 8.16, if the Parent Termination Fee is required to be paid as a result of a termination of this Agreement as contemplated in Section 7.06(b), then the Company’s right to receive payment of the Parent Termination Fee pursuant to Section 7.06(b) shall be the sole and exclusive remedy (whether at law, in equity, in contract, tort or otherwise) of the Company and its Affiliates for (A) the damages suffered as a result of the failure of the Transactions to be consummated and (B) any other damages suffered as a result of or in connection with this Agreement and the Transactions, and upon payment of the Parent Termination Fee in accordance with this Section 7.06, none of the Parent Entities or any of their respective Affiliates, respective current or former stockholders, directors, managers,

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officers, employees, agents, advisors or other Representatives (collectively, the “Parent Related Parties”) shall have any further Liability or obligation relating to or arising out of this Agreement or the Transactions; provided, that the foregoing shall not impair the rights of the Company, if any, to obtain an order of specific performance in accordance with Section 8.16. The Parties acknowledge and agree that in no event will (i) the Parent Entities be required to pay the Parent Termination Fee on more than one occasion or (ii) will any Parent Entity have Liability for monetary damages (including monetary damages in lieu of specific performance) in the aggregate in excess of the Parent Termination Fee (such amount, the “Maximum Parent Liability Amount”) for breaches of this Agreement (whether willfully, intentionally, unintentionally or otherwise) or failure to perform under this Agreement (whether willfully, intentionally, unintentionally or otherwise).

(f)          Notwithstanding anything to the contrary in this Agreement, but subject to Section 7.05 and Section 8.16, if the Company Termination Fee is required to be paid as a result of a termination of this Agreement as contemplated in Section 7.06(c), then, Parent’s right to receive payment of the Company Termination Fee pursuant to Section 7.06(c) shall be the sole and exclusive remedy (whether at law, in equity, in contract, tort or otherwise) of the Parent Entities and their respective Affiliates for (A) the damages suffered as a result of the failure of the Transactions to be consummated and (B) any other damages suffered as a result of or in connection with this Agreement and the Transactions, and upon payment of the Company Termination Fee in accordance with this Section 7.06, none of the Company or any of its Affiliates, respective current or former stockholders, directors, managers, officers, employees, agents, advisors or other Representatives (collectively, the “Company Related Parties”) shall have any further Liability or obligation relating to or arising out of this Agreement or the Transactions; provided, that the foregoing shall not impair the rights of the Parent Entities, if any, to obtain an order of specific performance in accordance with Section 8.16. The Parties acknowledge and agree that in no event will (i) the Company be required to pay a Company Termination Fee on more than one occasion or (ii) will the Company have Liability for monetary damages (including monetary damages in lieu of specific performance) in the aggregate in excess of the Company Termination Fee (such amount, the “Maximum Company Liability Amount”) for breaches of this Agreement (whether willfully, intentionally, unintentionally or otherwise) or failure to perform under this Agreement (whether willfully, intentionally, unintentionally or otherwise).

Article VIII.    MISCELLANEOUS

Section 8.01        Certain Definitions.    For purposes of this Agreement:

(a)         “Affiliate” means, with respect to any Person, any other Person that directly or indirectly controls, is controlled by or is under common control with, such first Person. For the purposes of this definition, “control” (including, with correlative meanings, the terms “controlling,” “controlled by” and “under common control with”), when used with respect to any Person, means the power to direct or cause the direction of the management or policies of such Person, directly or indirectly, whether through the ownership of voting securities, by Contract or otherwise.

(b)         “Anti-Corruption Laws” means the U.S. Foreign Corrupt Practices Act of 1977 (as amended), the United Kingdom Bribery Act 2010, and any other applicable anti-bribery or anti-corruption Law.

(c)         “Anti-Money Laundering Laws” means any applicable laws, regulations or orders relating to anti-money laundering, counter-terrorist financing, or record-keeping and reporting requirements in any jurisdiction in which the Company or any its Subsidiaries is located or conducting business including, but not limited to, the UK Proceeds of Crime Act 2002, the Money Laundering Control Act of 1986, the Bank Secrecy Act of 1970, and the USA PATRIOT Act of 2001 (as amended and updated).

(d)         “Antitrust Laws” means the HSR Act, the Federal Trade Commission Act, the Sherman Act, the Clayton Act, and any applicable foreign antitrust Laws and all other applicable Laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition.

(e)         “Business Day” means any day other than Saturday, Sunday or a day on which commercial banks in New York, New York are authorized or required by Law to close, and shall consist of the time period from 12:01 a.m. through 12:00 midnight New York City time.

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(f)          “CARES Act” means (i) the Coronavirus Aid, Relief, and Economic Security Act (Pub. L. 116-136), and (ii) Division N – Additional Coronavirus Response and Relief of the Consolidated Appropriations Act, 2021 (H.R. 133).

(g)         “Class A Exchange Ratio” means the quotient obtained by dividing the Post-Closing Company Class A Shares by the Company Class A Outstanding Shares, in which case:

(i) “Company Class A Outstanding Shares” means the total number of shares of Company Class A Common Stock, on a fully diluted and as-converted basis (but excluding Company Class B Common Stock) and assuming, without limitation or duplication, the (A) settlement or exercise (as applicable) of all Company RSUs outstanding as of immediately prior to the First Effective Time, Company SAFEs and Company Warrants, and (B) the issuance of shares of Parent Common Stock in respect of all restricted stock units, options, warrants or rights to receive such shares that will be outstanding immediately after the First Effective Time.

(ii) “Parent Outstanding Shares” means the total number of shares of Parent Common Stock and Parent Series A Preferred Stock, on a fully diluted and as-converted basis and assuming, without limitation or duplication, the (A) exercise of all Parent Stock Options outstanding as of immediately prior to the First Effective Time (whether such Parent Stock Option is in-the-money or out-of-the-money), and (B) the issuance of shares of Parent Common Stock in respect of all options, warrants or rights to receive such shares that will be outstanding immediately after the First Effective Time and, in each case, on a post-Reverse Stock Split basis.

(iii) “Post-Closing Company Class A Shares” means the quotient obtained by dividing (A) the Post-Closing Parent Class A Shares by (B) 93.7832311703706%.

(iv) “Post-Closing Parent Class A Shares” means the product obtained by multiplying (A) the Parent Outstanding Shares by (B) 6.21676882962936%.

(h)         “Class B Exchange Ratio” means the quotient obtained by dividing (A) the Post-Closing Company Class B Shares by (B) the number of shares of Company Class B Common Stock held by Imperium immediately prior to the First Effective Time, in which case:

(i) “Post-Closing Company Class B Shares” means the product obtained by multiplying (A) the number of Class A Units of Rhodium Technologies held by Imperium immediately prior to the First Effective Time by (B) the Class A Exchange Ratio.

(i)          “Company Assets” means any material assets of the Company or any of its Subsidiaries.

(j)          “Company Class A Common Stock” means the Class A Common Stock, par value $0.0001 per share, of the Company.

(k)         “Company Class B Common Stock” means the Class B Common Stock, par value $0.0001 per share, of the Company.

(l)          “Company Common Stock” means, collectively, the Company Class A Common Stock and Company Class B Common Stock.

(m)        “Company Equity Plan” means the Company’s 2022 Omnibus Incentive Plan.

(n)         “Company Incorporation Date” means April 22, 2021.

(o)         “Company Material Adverse Effect” means any change, event, violation, inaccuracy, effect or circumstance (each, an “Effect”) that, individually or in the aggregate with any one or more other Effects, would reasonably be expected to (x) result in a material adverse effect on the business, assets, Liabilities, results of operations or financial condition of the Company and its Subsidiaries, taken as a whole or (y) prevent, or materially impair or delay, the ability of the Company to consummate the Transactions or otherwise perform any of its obligations under this Agreement; provided, however, no Effect (by itself or when aggregated or taken together with any and all other Effects) resulting from, arising out of, attributable to, or related to any of the following shall be deemed to be or constitute a “Company Material Adverse Effect,” and no Effect (by itself or when aggregated or taken together with any and all

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other such Effects) resulting from, arising out of, attributable to, or related to any of the following shall be taken into account when determining whether a “Company Material Adverse Effect” has occurred or may, would or could occur: (a) general economic conditions (or changes in such conditions) in the United States or any other country or region in the world, or conditions in the global economy generally; (b) conditions (or changes in such conditions) in the securities markets, credit markets, currency or cryptocurrency markets or other financial markets in the United States or any other country or region in the world (including, without limitation, (1) any change in the price or relative value of any Token, or other digital currency or cryptocurrency, including, but not limited to, Bitcoin, and (2) any change in trading volume of any Token, or other digital currency or cryptocurrency, or any halt or suspension in trading of any such Token, or other digital currency or cryptocurrency on any digital currency exchange, in each case, including, but not limited to, Bitcoin); (c) conditions (or changes in such conditions) in the industries in which the Company and its Subsidiaries conduct business; (d) changes in political conditions in the United States or any other country or region in the world or acts of war, sabotage or terrorism (including any escalation or general worsening of any such acts of war, sabotage or terrorism) in the United States or any other country or region in the world; (e) earthquakes, hurricanes, tsunamis, tornadoes, floods, mudslides, wild fires or other natural disasters, weather conditions and other force majeure events in the United States or any other country or region in the world; (f) pandemics, epidemics or disease outbreaks or any escalation or worsening of any of the foregoing (including, for the avoidance of doubt, any effect resulting from, arising out of or otherwise related to COVID-19 (including any impact of any associated shutdown, shelter in place or non-essential business order or other similar measures mandated or recommended by any applicable Governmental Authority)); (g) the announcement of this Agreement or the pendency or consummation of the Transactions, including, in any such case, the impact on relationships, contractual or otherwise, with customers, suppliers, vendors, lenders, investors, licensors, licensees, venture partners or employees (other than, in each case, for purposes of any representation or warranty set forth in Section 3.03 or Section 3.05); (h) changes in Law or other legal or regulatory conditions, or the interpretation of such Law or regulatory conditions, or changes in GAAP or other accounting standards (or the interpretation of such standards), or that result from any action taken for the purpose of complying with any of the foregoing; (i) any actions taken or failure to take action, in each case, to which Parent has expressly requested or consented to, or compliance with the terms of, or the taking of any action required or contemplated by, this Agreement, or the failure to take any action prohibited by this Agreement; or (j) any breach of this Agreement by the Parent Entities; provided, further, that any Effect relating to or arising out of or resulting from any change or event referred to in clauses (a) through (f) or (h) above may constitute, and be taken into account in determining the occurrence of, a Company Material Adverse Effect if and only to the extent that such change or event has a disproportionate impact on the Company and its Subsidiaries as compared to other participants that operate in the industry in which the Company and its Subsidiaries operate.

(p)         “Company RSU” means each restricted stock unit granted pursuant to the Company Equity Plan or otherwise that vests on the basis of time- and performance-based vesting conditions and pursuant to which the holder thereof has a right to receive shares of Company Class A Common Stock or cash following the vesting or lapse of restrictions applicable to such restricted stock unit.

(q)         “Company Warrants” means a warrant issued by the Company to purchase shares of Company Class A Common Stock.

(r)          “Confidentiality Agreement” means that certain non-disclosure agreement, dated as of August 11, 2022, by and between Parent and the Company.

(s)          “Continuing Company Employee” each individual who, immediately prior to the Effective Time, is an employee of the Company and its Subsidiaries and who continues in such capacity immediately following the Effective Time.

(t)          “Contract” means any written or oral contract, agreement, indenture, note, bond, loan, lease, sublease, mortgage, license, sublicense, obligation or other binding arrangement.

(u)         “COVID-19” means the Coronavirus, SARS-CoV-2 or COVID-19, and all related strains, mutations or variations, including any resurgence or any evolutions or mutations of COVID-19 and/or related or associated epidemics, pandemics, disease outbreaks or public health emergencies.

(v)         “DOJ” means the U.S. Department of Justice.

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(w)        “Environmental Laws” means all Laws relating to (i) pollution, contamination, protection of the environment or health and safety (regarding Hazardous Substances), (ii) emissions, discharges, disseminations, releases or threatened releases of Hazardous Substances into the environment, including air (indoor or outdoor), surface water, groundwater, soil, land surface or subsurface, buildings, facilities, real or personal property or fixtures or (iii) the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of, or exposure to, Hazardous Substances. “Environmental Laws” includes the Comprehensive Environmental Response, Compensation and Liability Act, 42 U.S.C. § 9601 et seq., the Clean Water Act, 33 U.S.C. § 1251 et seq., the Clean Air Act, 42 U.S.C. § 7401 et seq., the Toxic Substances Control Act, 15 U.S.C. § 2601 et seq., the Federal Insecticide, Fungicide, and Rodenticide Act, 7 U.S.C. § 136 et seq., the Oil Pollution Act of 1990, 33 U.S.C. § 2701 et seq., the Emergency Planning and Community Right-to-Know Act of 1986, 42 U.S.C. § 11001 et seq., the Safe Drinking Water Act, 42 U.S.C. § 300f et seq., the Endangered Species Act, 16 U.S.C. § 1531 et seq., the Solid Waste Disposal Act, as amended by the Resource Conservation and Control Act, 42 U.S.C. § 6901 et seq. and all applicable analogous state or local statutes or ordinances.

(x)         “ERISA Affiliate” means, with respect to any Person, any trade or business (whether or not incorporated) that is treated as a single employer with such Person within the meaning of Section 4001 of ERISA or Sections 414(b), (c), (m) or (o) of the Code.

(y)         “Ex-Im Laws” means all applicable Laws, rules and regulations relating to export, re-export, transfer or import controls (including the Export Administration Regulations administered by the U.S. Department of Commerce, and customs and import Laws administered by U.S. Customs and Border Protection).

(z)         “Form 10” means the registration statement on Form 10 filed by Parent with the SEC to effect the registration of SWK Common Stock pursuant to the Exchange Act, as such registration statement may be amended or supplemented from time to time.

(aa)        “Families First Act” means the Families First Coronavirus Response Act, (Pub. L. No. 116-127).

(bb)       “FTC” means the U.S. Federal Trade Commission.

(cc)        “Governmental Authority” means (i) any federal, state, local, foreign or international government or governmental authority, regulatory or administrative agency, governmental or quasi-governmental commission, department, board, bureau, agency or instrumentality, court, tribunal, arbitrator, arbitral body (public or private) or other similar authority;(ii) any political subdivision of any of the foregoing; and (iii) any regulatory body exercising authority over an applicable Person comparable to any of the foregoing, or any instrumentality of any the foregoing.

(dd)       “Hazardous Substances” means any material, substance, chemical, waste, product, derivative, compound, mixture, solid, liquid, mineral, or gas, in each case, whether naturally occurring or manmade, that is defined or regulated as hazardous, acutely hazardous, toxic, or words of similar import or regulatory effect under any Environmental Law, including but not limited to any petroleum or petroleum-derived products, radon, radioactive materials or wastes, asbestos in any form, lead or lead-containing materials, urea formaldehyde foam insulation, polychlorinated biphenyls, mold, and perfluoroalkyl and polyfluoroalkyl substances.

(ee)         “HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

(ff)         “Imperium” means Imperium Investment Holdings LLC.

(gg)       “Intellectual Property” means all intellectual property and other similar proprietary rights in any jurisdiction throughout the world, including any and all (i) inventions (whether or not patentable), invention disclosures, patents and patent applications (including divisionals, provisionals, continuations, continuations-in-part, and renewal applications), and any renewals, extensions, or reissues; (ii) trademarks, service marks, trade dress, logos, slogans, trade names, assumed names, corporate names, domain names and other source identifiers, including all registrations and applications for registration of the foregoing, and all goodwill associated with any of the foregoing; (iii) copyrights (including all registrations and applications for registration), copyrightable subject matter, original works of authorship, and moral rights; (iv) rights in Software, (v) trade secrets, including confidential and proprietary information and know-how (including processes, formulae, techniques, methods, algorithms, data, databases, designs, drawings, specifications, and material proprietary customer and business data); and (vi) rights to sue and recover and retain damages, costs and attorneys’ fees for the past, present and future infringement, misappropriation or other violation of any of the foregoing.

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(hh)       “Intervening Event” means any material event, change, effect, development or occurrence occurring or arising after the date of this Agreement that (i) with respect to Parent, was not known by nor was reasonably foreseeable to the Parent Board or any of the Parent Knowledge Persons as of or prior to the date of this Agreement (or, if known, the consequences of which were not known or reasonably foreseeable to the Parent Board or the Parent Knowledge Persons as of the date of this Agreement) and results in the standalone financial condition of Parent and its Subsidiaries, taken as a whole, being materially more favorable to the stockholders of Parent than this Agreement and the Transactions and (ii) does not relate to or involve (A) a Takeover Proposal, (B) any changes in the market price, or change in trading volume, of the Parent Common Stock, any change of the ratings or ratings outlook for Parent by any of the Rating Agencies and the consequences of any such ratings or outlook changes, or Parent, the Company or any of their respective Subsidiaries meeting, failing to meet, or exceeding any projections, forecasts, budgets, operational metrics or estimates (it being understood that the underlying causes of any such changes or developments may, if they are not otherwise excluded from the definition of Intervening Event, be taken into account in determining whether an Intervening Event has occurred), or (iii) any event, fact, development, circumstance or occurrence excluded from the definition of Company Material Adverse Effect pursuant to clauses (a), (b), (c), (d), (e) or (f) of the definition of Company Material Adverse Effect.

(ii)         “Intervening Event Notice” means a prior written notice of an Intervening Event delivered by Parent to the Company in accordance with Section 5.04(c)(viii).

(jj)         “Intervening Event Notice Period” means five Business Days (as modified, extended or continued in accordance with Section 5.04(c)(viii)).

(kk)       “Investor Agreements” means (i) the Tax Receivable Agreement, by and between the Company and Imperium and (ii) the Fourth Amended and Restated Operating Agreement for Rhodium Technologies LLC.

(ll)         “Knowledge” means, when used with respect to Parent or the Company, the actual knowledge of the Persons set forth in Section 8.01(mm) of the Parent Disclosure Schedule or Company Disclosure Schedule, respectively and such Persons on the Parent Disclosure Schedule referred to as the “Parent Knowledge Persons,” and such Persons on the Company Disclosure Schedule referred to as the “Company Knowledge Persons,” in each case, after reasonable inquiry of the direct reports of such individual.

(mm)     “Law” means any federal, state, national, material local or municipal or other law, statute, act, ordinance, code, regulation or rule of any Governmental Authority, and any Orders.

(nn)       “Legacy Asset” means any Parent Asset that following the consummation of the Holdings Transfer, will be owned, directly or indirectly, by Parent, CCDC or any of their respective Subsidiaries.

(oo)       “Legacy Contract” means any Contract to which a Parent Entity or any of their respective Subsidiaries is a party or by which they are bound that, from and after the consummation of the Holdings Transfer, Parent or any of its Subsidiaries will continue to be party to or by which they will continue to be bound.

(pp)       “Liens” means any mortgages, deeds of trust, liens, pledges, security interests, capital leases, subleases, licenses, covenants, claims, hypothecations, options, rights of first offer or refusal, charges or other encumbrances in respect of any property or asset.

(qq)       “Material” means an Effect that would reasonably be expected to result in a cost of more than $1,000,000 on the business, assets, Liabilities, results of operations or financial condition of the Company and its Subsidiaries, taken as a whole.

(rr)        “Merger Sub I Common Stock” means the common stock, par value $0.0001 per share, of Merger Sub I.

(ss)        “Nasdaq” means the Nasdaq Stock Market LLC.

(tt)         “Orders” means any orders, decisions, judgments, writs, injunctions, or decrees issued by any court, agency or other Governmental Authority.

(uu)       “Parent Assets” means any assets of Parent or any of its Subsidiaries.

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(vv)       “Parent Class A Common Stock” means the Class A Common Stock, par value $0.00001 per share, of Parent.

(ww)     “Parent Class B Common Stock” means the Class B Common Stock, par value $0.00001 per share, of Parent.

(xx)       “Parent Common Stock” means the Common Stock, par value $0.00001 per share, of Parent.

(yy)       “Parent Employee” each individual who is an employee, independent contractor or other individual service provider of Parent and its Subsidiaries.

(zz)        “Parent Equity Plan” means the SilverSun Technologies, Inc. 2018 Equity and Incentive Plan.

(aaa)      “Parent Material Adverse Effect” means any Effect that, individually or in the aggregate with any one or more other Effects, would reasonably be expected to (x) result in a material adverse effect on the business, assets, Liabilities, results of operations or condition (financial or otherwise) of the Parent Entities and their Subsidiaries, taken as a whole or (y) prevent, or materially impair or delay, the ability of the Parent Entities to consummate the Transactions or otherwise perform any of its obligations under this Agreement; provided, however, solely with respect to clause (x), no Effect (by itself or when aggregated or taken together with any and all other Effects) directly resulting from, arising out of, attributable to, or related to any of the following shall be deemed to be or constitute a “Parent Material Adverse Effect,” and no Effect (by itself or when aggregated or taken together with any and all other such Effects) directly resulting from, arising out of, attributable to, or related to any of the following shall be taken into account when determining whether a “Parent Material Adverse Effect” has occurred or may, would or could occur: (a) general economic conditions (or changes in such conditions) in the United States or any other country or region in the world, or conditions in the global economy generally; (b) conditions (or changes in such conditions) in the securities markets, credit markets, currency markets or other financial markets in the United States or any other country or region in the world; (c) conditions (or changes in such conditions) in the industries in which Parent Entities and their Subsidiaries conduct business; (d) changes in political conditions in the United States or any other country or region in the world or acts of war, sabotage or terrorism (including any escalation or general worsening of any such acts of war, sabotage or terrorism) in the United States or any other country or region in the world; (e) earthquakes, hurricanes, tsunamis, tornadoes, floods, mudslides, wild fires or other natural disasters, weather conditions and other force majeure events in the United States or any other country or region in the world; (f) pandemics, epidemics or disease outbreaks or any escalation or worsening of any of the foregoing (including, for the avoidance of doubt, any effect resulting from, arising out of or otherwise related to COVID-19 (including any the impact of any associated shutdown, shelter in place or non-essential business order or other similar measures mandated or recommended by any applicable Governmental Authority)); (g) the announcement of this Agreement or the pendency or consummation of the Transactions, including, in any such case, the impact on relationships, contractual or otherwise, with customers, suppliers, vendors, lenders, investors, licensors, licensees, venture partners or employees (other than, in each case, for purposes of any representation or warranty set forth in Section 4.03 or Section 4.05); (h) changes in Law or other legal or regulatory conditions, or the interpretation of such changes, or changes in GAAP or other accounting standards (or the interpretation of such changes), or that result from any action taken for the purpose of complying with any of the foregoing; (i) any actions taken or failure to take action, in each case, to which the Company has expressly requested or consented to, or compliance with the terms of, or the taking of any action required or contemplated by, this Agreement, or the failure to take any action prohibited by this Agreement; (j) any failure by Parent or any of its Subsidiaries to meet any internal or external projections or forecasts or any decline in the price of Parent Common Stock (but excluding, in each case, the underlying causes of such failure or decline, as applicable, which may themselves constitute or be taken into account in determining whether there has been, or would be, a Parent Material Adverse Effect); or (k) any breach of this Agreement by the Company; provided, further, that any Effect relating to or arising out of or resulting from any change or event referred to in clauses (a) through (f) or (h) above may constitute, and be taken into account in determining the occurrence of, a Parent Material Adverse Effect if and only to the extent that such change or event has a disproportionate impact on the Parent Entities and their Subsidiaries as compared to other participants that operate in the industry in which the Parent Entities and their Subsidiaries operate.

(bbb)     “Parent Preferred Stock” means the preferred stock, par value $0.001 per share, of Parent.

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(ccc)      “Parent Series A Preferred Stock” means the Series A Preferred Stock, par value $0.001 per share, of Parent.

(ddd)     “Parent Stock Option” means a stock option to purchase shares of Parent Common Stock issued by Parent pursuant to the Parent Equity Plan.

(eee)      “Parent Stockholders Meeting” means the special meeting of the stockholders of Parent to be held to consider the approval of this Agreement and the Transactions.

(fff)        “Permitted Liens” means (i) statutory Liens for Taxes, assessments or other charges by Governmental Authorities not yet due and payable or the amount or validity of which is being contested in good faith and by appropriate proceedings, and for which adequate reserves have been maintained in accordance with GAAP, (ii) mechanics’, materialmen’s, carriers’, workmen’s, warehouseman’s, repairmen’s, landlords’ and similar Liens granted or which arise in the ordinary course of business which are not yet due and payable or the amount or validity of which is being contested in good faith and by appropriate proceedings, and for which adequate reserves have been maintained in accordance with GAAP, (iii) zoning, entitlement, building and other land use Liens applicable to real property which are not violated by the current use, occupancy or operation of such real property, (iv) covenants, conditions, restrictions, easements and similar matters of record affecting title to any real property which would do not materially impair the value, current use, occupancy or operation of such real property, (v) Liens arising under worker’s compensation, unemployment insurance, social security, retirement and similar Laws, (vi) Liens on goods in transit incurred pursuant to documentary letters of credit, (vii) non-exclusive, non-perpetual licenses of Intellectual Property granted by the applicable Party, and (viii) such other Liens that would not, individually or in the aggregate, reasonably be expected to (A) with respect to the Parent Entities, result in a Parent Material Adverse Effect, or (B) with respect to the Company, result in a Company Material Adverse Effect.

(ggg)     “Person” means any natural person, corporation, company, partnership, association, limited liability company, limited partnership, limited liability partnership, trust or other legal entity or organization, including a Governmental Authority.

(hhh)      “Proxy Statement” means the proxy statement to be sent to Parent’s stockholders in connection with the Parent Stockholders Meeting, together with any amendments or supplements to such proxy statement.

(iii)        “Qualified Person” means any Person making a bona fide Takeover Proposal that did not result from a breach of Section 5.04 that the Parent Board determines in good faith (after consultation with outside legal counsel and its financial advisor) is, or would reasonably be expected to lead to, a Superior Proposal.

(jjj)        “Rating Agencies” means Standard & Poor’s Ratings Service and A.M. Best Company.

(kkk)     “Representatives” means, when used with respect to any Person, the directors, officers, employees, consultants, accountants, legal counsel, investment bankers or other financial advisors, agents and other representatives of such Person.

(lll)        “Requisite Company Vote” means the written consent or affirmative vote of the holders of a majority of the outstanding shares of Class B Common Stock of the Company.

(mmm)  “Requisite Parent Vote” means the adoption of this Agreement and the Transactions by the affirmative vote of holders of a majority of the outstanding shares of Parent Common Stock as of the record date for the Parent Stockholders Meeting.

(nnn)     “Reverse Stock Split” means a reverse stock split of the Parent Common Stock at a reverse stock split ratio to be designated by the Company and effective by Parent prior to the Effective Time in accordance with the terms of this Agreement.

(ooo)     “Sanctioned Person” means any Person who is the target of Sanctions, including by virtue of being (a) listed on any Sanctions-related list of designated or blocked Persons; (b) a Governmental Authority of, resident in, or organized under the Laws of a country or territory that is the target of comprehensive Sanctions (as of the date of this Agreement, Cuba, Iran, North Korea, Syria, and the Crimea region and so-called Donetsk People’s Republic and Luhansk People’s Republic in Ukraine); or (c) 50% or more owned or controlled by any of the foregoing.

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(ppp)     “Sanctions” means trade, economic and financial sanctions Laws, regulations, embargoes, and restrictive measures, including those administered, enacted or enforced by (a) the United States (including the Department of Treasury, Office of Foreign Assets Control), (b) the European Union and enforced by its member states, (c) the United Nations or (d) His Majesty’s Treasury.

(qqq)     “Securities Act” means the Securities Act of 1933, as amended, and the rules promulgated under such act.

(rrr)       “Software” means all computer software (in object code or source code format), libraries, data and databases, and related specifications, documentation and materials.

(sss)       “Specified Time” means the earlier of (i) the time that this Agreement is terminated in accordance with the terms of this Agreement and (ii) receipt of the Requisite Parent Vote.

(ttt)        “Stock Equivalent” means, with respect to any Person, any option or other security or obligation that is by its terms, directly or indirectly, convertible into or exchangeable or exercisable for shares of Company, and any option, warrant or other right to subscribe for, purchase or acquire shares of such Person’s capital stock or Stock Equivalents (disregarding any restrictions or limitations on the exercise of such rights).

(uuu)     “Subsidiary” means, when used with respect to any Person, any other Person that such Person directly or indirectly owns or has the power to vote or control more than 50% of the voting stock or other interests the holders of which are generally entitled to vote for the election of the board of directors or other applicable governing body of such other Person.

(vvv)     “Superior Proposal” means a bona fide and unsolicited written Takeover Proposal (substituting “more than 50%” for “20%” in each instance in the definition of Takeover Proposal), made by any Third Party or “person” or “group” (as defined in Section 13 and 14 of the Exchange Act) within 20 Business Days of the date of this Agreement, which did not result from a direct or indirect breach of any provision of this Agreement, including Section 5.04, and that the Parent Board determines in good faith, in consultation with outside legal counsel and financial advisors of national reputation and taking into account (with such weight and proportion as determined by the Parent Board in its sole discretion) all the terms and conditions and the financial, legal, regulatory, timing, financing, conditionality and other aspects and risks of such Takeover Proposal and this Agreement (after taking into account any revisions to the terms and conditions to this Agreement made or proposed in writing by the Company prior to the time of determination that would be immediately binding on the Company upon acceptance by Parent and execution of definitive documents), including the availability of financing, regulatory approvals, breakup fee and expense reimbursement provisions, the identity and wherewithal of the Person or group making the proposal to consummation the transaction, and such other factors as the Parent Board considers appropriate, (i) are more favorable to Parent’s stockholders (solely in their capacities as such) than the Transactions, (ii) the financing of which, if applicable in the sole discretion of the Parent Board, is fully committed on customary terms for a transaction of the type, and (iii) the Parent Board believes is reasonably likely to be consummated in accordance with its terms taking into account all the factors described above and other aspects and terms of such proposal and the identity of the Person or group making the proposal; provided, however, that any such Takeover Proposal shall not be deemed to be a “Superior Proposal” if any financing required to consummate the transaction contemplated by such Takeover Proposal is not committed and is not reasonably capable of being obtained by such Third Party, or if the consummation of such transaction is contingent on any such financing being obtained.

(www)   “Superior Proposal Notice” means a prior written notice of a Superior Proposal delivered by Parent to the Company in accordance with Section 5.04(c)(ix).

(xxx)     “Superior Proposal Notice Period” means five Business Days (as modified, extended or continued in accordance with Section 5.04(c)(ix)).

(yyy)     “Takeover Proposal” means any proposal, offer, inquiry or indication of interest (whether written, oral or otherwise, or binding or non-binding) from a Third Party or “person” or “group” (as defined in Section 13 and 14 of the Exchange Act) of Third Parties, whether involving a single or a series of related transactions, relating to (i) a merger, consolidation, share exchange or other business combination involving a Parent Entity or any of their respective Subsidiaries, (ii) a sale, lease, exchange, mortgage, transfer or other disposition of 20% or more of the Parent Assets, revenues or earnings, (iii) any direct or indirect acquisition, issuance or sale of shares of capital stock, equity interests or other Stock Equivalents of a Parent Entity (including the Parent Common Stock) or any of

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their respective Subsidiaries, including, without limitation, by way of an issuance, dividend, distribution, merger, consolidation, license, transfer, sale, option, right of first refusal with respect to a sale or similar preemptive right with respect to a sale, share exchange, tender offer or exchange offer, or other business combination or similar transaction, (iv) a reorganization, recapitalization, liquidation or dissolution of a Parent Entity or any of their respective Subsidiaries or (v) any other transaction having a similar effect to those described in clauses (i) through (iv), or any combination of the transactions in (i) through (iv) in each case other than the Transactions.

(zzz)      “Tax Receivable Agreement” means that certain Tax Receivable Agreement substantially in the form attached as Exhibit G.

(aaaa)    “Tax Returns” means any and all reports, returns, declarations, claims for refund, elections, disclosures, estimates, information reports or returns or statements required to be supplied to a Governmental Authority in connection with Taxes, including any schedule, attachment or amendment to all reports, returns, declarations, claims for refund, elections, disclosures, estimates, information reports or returns or statements required to be supplied to a Governmental Authority in connection with Taxes.

(bbbb)   “Taxes” means (i) any and all federal, state, provincial, local, foreign and other taxes, levies, fees, imposts, duties, and similar governmental charges (including any interest, fines, assessments, penalties or additions to tax imposed in connection or with respect to the foregoing) including (x) taxes imposed on, or measured by, income, franchise, profits or gross receipts, and (y) ad valorem, value added, capital gains, sales, goods and services, use, real or personal property, capital stock, license, branch, payroll, estimated withholding, employment, social security (or similar), unemployment, compensation, escheat, abandoned and unclaimed property, utility, severance, production, excise, stamp, occupation, premium, windfall profits, transfer and gains taxes, and customs duties, (ii) any and all Liability for the payment of any items described in clause (i) above as a result of being (or ceasing to be) a member of an affiliated, consolidated, combined, unitary or aggregate group (or being included (or being required to be included) in any Tax Return related to such group), including pursuant to Treasury Regulations Section 1.1502-6 (or comparable provision of state, local or non-U.S. Tax Law) and (iii) any and all Liability for the payment of any amounts described in clause (i) or (ii) above as a result of any express or implied obligation to indemnify any other Person, or any successor or transferee Liability.

(cccc)    “Third Party” means any Person or group other than the Company and its Affiliates.

(dddd)   “Token” means any digital token, coin, cryptocurrency or any other similar digital assets, whether or not classified as “securities” under U.S. securities Laws.

Section 8.02        Interpretation.    Unless the express context otherwise requires, as used in this Agreement:

(a)         terms defined in the singular shall have a comparable meaning when used in the plural, and vice versa;

(b)         the terms “Dollars” and “$” mean U.S. dollars;

(c)         references to a specific Section, Subsection, Recital, Schedule or Exhibit shall refer, respectively, to Sections, Subsections, Recitals, Schedules or Exhibits of this Agreement;

(d)         wherever the word “include,” “includes” or “including” is used in this Agreement, it shall be deemed to be followed by the words “without limitation”;

(e)         references to any gender shall include each other gender or neuter;

(f)          references to any Person shall include such Person’s heirs, executors, personal representatives, administrators, successors and assigns; provided, however, that nothing contained in this Section 8.02 is intended to authorize any assignment or transfer not otherwise permitted by this Agreement;

(g)         references to a Person in a particular capacity or capacities shall exclude such Person in any other capacity;

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(h)         with respect to the determination of any period of time, (i) the word “from” means “from and including” and the words “to” and “until” each means “to but excluding” and (ii) time is of the essence;

(i)          the word “or” shall be disjunctive but not exclusive;

(j)          references to any Law or Order shall be deemed to refer to such Law or Order as amended, modified, codified, reenacted, supplemented or superseded in whole or in part and in effect from time to time, and also to all rules and regulations promulgated under such Law or Order;

(k)         references to any Contract means such Contract as amended, supplemented or modified (including by any waiver) in accordance with the terms of such Contract;

(l)          the headings contained in this Agreement are intended solely for convenience and shall not affect the rights of the Parties;

(m)        references to a number of days refer to calendar days unless Business Days are specified, in which case, if the last day for the giving of any notice or the performance of any act required or permitted under this Agreement is a day that is not a Business Day, then the time for the giving of such notice or the performance of such action shall be extended to the next succeeding Business Day;

(n)         references to “ordinary course of business” shall refer to ordinary course of business consistent with past practice; and

(o)         references to documents, instruments, or agreements means such document, instrument or agreement as amended or otherwise modified from time to time in accordance with the terms of such agreement, document or instrument, and if applicable, this Agreement.

Section 8.03        No Survival.    None of the representations and warranties contained in this Agreement or in any instrument delivered under this Agreement shall survive the Effective Time. This Section 8.03 shall not limit any covenant or agreement of the Parties which, by its terms, contemplates performance after the Effective Time.

Section 8.04        Governing Law.    All matters arising out of or relating to this Agreement and the Transactions (including its interpretation, construction, performance and enforcement) shall be governed by and construed in accordance with the Law of the State of Delaware without giving effect to any choice or conflict of law provision or rule that would cause the application of Laws of any jurisdictions other than those of the State of Delaware.

Section 8.05        Submission to Jurisdiction; Service.    Each Party (a) irrevocably and unconditionally submits to the personal jurisdiction of the federal courts of the United States of America located in the State of Delaware and the Court of Chancery of the State of Delaware, (b) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, (c) agrees that any actions or proceedings arising in connection with this Agreement or the Transactions shall be brought, tried and determined only in the Delaware Court of Chancery (or, only if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any state or federal court within the State of Delaware), (d) waives any claim of improper venue or any claim that those courts are an inconvenient forum and (e) agrees that it will not bring any action relating to this Agreement or the Transactions in any court other than the aforesaid courts. The Parties agree that mailing of process or other papers in connection with any such Legal Action or proceeding in the manner provided in Section 8.07 or in such other manner as may be permitted by applicable Law, shall be considered valid and sufficient service.

Section 8.06        WAIVER OF JURY TRIAL.    Each Party acknowledges and agrees that any controversy which may arise under this Agreement and the Transactions is likely to involve complicated and difficult issues, and therefore, eACH OF THE PARTIES IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY ACTION OR LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS.

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Section 8.07        Notices.    All notices and other communications required or otherwise provided under this Agreement shall be in writing and shall be addressed as follows (or at such other address for a Party as shall be specified by like notice):

If to any Parent Entity, to:

c/o SilverSun Technologies, Inc.
120 Eagle Rock Avenue
East Hanover, NJ 07936
Attention: Mark Meller, Chief Executive Officer
Telephone: (973) 758-6100
Email:

with a copy (which shall not constitute notice) to:

Lucosky Brookman LLP
101 Wood Avenue South, 5th Floor
Woodbridge, NJ 08830
Attention: Joseph Lucosky; Chris Haunschild
Email: jlucosky@lucbro.com; chaunschild@lucbro.com

If to the Company, to:

Rhodium Enterprises, Inc.
7546 Pebble Drive, Building 29
Fort Worth, Texas 76118
Attention: Chase Blackmon, Chief Executive Officer; Nick Cerasuolo,
Chief Financial Officer
E-Mail:

with copy to (which shall not constitute notice) to:

Kirkland & Ellis LLP
609 Main Street
Houston, TX 77002
Attention: Thomas Laughlin, P.C.; Jack Shirley; Douglas E. Bacon, P.C.; Matthew R. Pacey, P.C.; Anne Peetz
E-Mail: thomas.laughlin@kirkland.com; jack.shirley@kirkland.com;
doug.bacon@kirkland.com; matt.pacey@kirkland.com;
anne.peetz@kirkland.com

All such notices or communications shall be deemed to have been delivered and received: (a) if delivered in person, on the day of such delivery, (b) if by electronic mail, on the day on which such electronic mail was sent and duly delivered, (c) if by certified or registered mail (return receipt requested), postage prepaid, on the third Business Day after mailing or (d) if by reputable overnight delivery service, on the first Business Day after mailing.

Section 8.08        Amendment.    This Agreement may be amended or modified in whole or part, only if such amendment or modification is in writing and signed by the Parent Entities and the Company.

Section 8.09        Extension; Waiver.    At any time before the Effective Time, the Parent Entities, on the one hand, and the Company, on the other hand, may (a) extend the time for the performance of any of the obligations of the other Party, (b) waive any inaccuracies in the representations and warranties of the other Party contained in this Agreement or in any document delivered under this Agreement or (c) subject to applicable Law, waive compliance with any of the covenants or conditions contained in this Agreement. Any agreement on the part of a Party

Annex A-68

to any extension or waiver shall be valid only if set forth in an instrument in writing signed by such Party granting the waiver or extension. The failure of any Party to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights.

Section 8.10        Entire Agreement.    This Agreement (and its exhibits), the Company Disclosure Schedule, the Parent Disclosure Schedule, the certificates delivered under this Agreement, the Parent Voting and Support Agreements, the Company Voting and Support Agreements, the Tax Receivable Agreement, any other Ancillary Agreements and the Confidentiality Agreement contain all of the terms, conditions and representations and warranties agreed to by the Parties relating to the subject matter of this Agreement and supersede all prior or contemporaneous agreements, negotiations, correspondence, undertakings, understandings, representations and warranties, both written and oral, among the Parties with respect to the subject matter of this Agreement. No representation, warranty, inducement, promise, understanding or condition not set forth in such documents has been made or relied upon by any of the Parties.

Section 8.11        No Third-Party Beneficiaries.    Except (a) as provided in Section 5.08 (Directors’ and Officers’ Indemnification and Insurance), (b) for the provisions of Section 2.01, Section 2.01(f) and Section 2.03 (which, only from and after the Effective Time, shall be for the benefit of holders of Parent Common Stock as of the Effective Time), (c) the rights of Covered Persons under Section 5.17, (d) the rights of the Parent Related Parties and Company Related Parties under Section 7.06 and Section 8.18, and the Parent Entities and the Company agree that their respective representations, warranties and covenants set forth in this Agreement are solely for the benefit of the other Parties, in accordance with and subject to the terms of this Agreement, and this Agreement are not intended to, and do not, confer upon any Person other than the Parties any rights or remedies, including the right to rely upon the representations and warranties set forth in this Agreement.

Section 8.12        Severability.    The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of the other provisions of this Agreement. If any provision of this Agreement, or the application of that provision to any Person or any circumstance, is invalid or unenforceable, (a) a suitable and equitable provision shall be substituted for that provision in order to carry out, so far as may be valid and enforceable, the intent and purpose of the invalid or unenforceable provision and (b) the remainder of this Agreement and the application of that provision to other Persons or circumstances shall not be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability of that provision, or the application of that provision, in any other jurisdiction. Upon such a determination, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in a reasonably acceptable manner so that the Transactions may be consummated as originally contemplated to the fullest extent possible.

Section 8.13        Rules of Construction.    The Parties have participated jointly in negotiating and drafting this Agreement with the benefit of outside legal counsel. If an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties, and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any provision of this Agreement. Subject to and without limiting the introductory language to Article III and Article IV, each Party has or may have set forth information in the Company Disclosure Schedule and Parent Disclosure Schedule, as applicable, in a section of such disclosure schedule that corresponds to the section of this Agreement to which it relates. The fact that any item of information is disclosed in the Company Disclosure Schedule or Parent Disclosure Schedule shall not constitute an admission by the Company or Parent, respectively, that such item is material, that such item has had or would have a Company Material Adverse Effect or Parent Material Adverse Effect, as the case may be, or that the disclosure of such be construed to mean that such information is required to be disclosed by this Agreement.

Section 8.14        Assignment.    This Agreement shall be binding upon and shall inure to the benefit of the Parties and their permitted successors and assigns. No Party may assign or delegate, all or any portion of its rights or Liabilities under this Agreement without the prior written consent of the other Parties, and any attempted or purported assignment or delegation in violation of this Section 8.14 shall be null and void.

Annex A-69

Section 8.15        Remedies.    No failure or delay on the part of any Party in the exercise of any right under this Agreement shall impair such right or be construed to be a waiver of, or acquiescence in, any breach of any representation, warranty or agreement within, nor shall any single or partial exercise of any such right preclude any other or further exercise of any other right. All rights and remedies existing under this Agreement are cumulative to, and not exclusive of, any rights or remedies otherwise available except as otherwise provided in Section 7.06(e), Section 7.06(f), and Section 8.16, the exercise by a Party of any one remedy shall not preclude the exercise by it of any other remedy to the extent permitted; provided, however, that, (i) without limiting the ability of the Company to pursue both specific performance pursuant to Section 8.16 (subject to the terms and conditions within) and payment of the Parent Termination Fee or Parent Stockholders Meeting Termination Fee, under no circumstances shall the Company be permitted or entitled to receive both a grant of (a) specific performance pursuant to Section 8.16 (subject to the terms and conditions within) and (b) the payment the Parent Termination Fee or Parent Stockholders Meeting Termination Fee (subject to the limitations in Section 7.06(e) including the Maximum Parent Liability Amount) and (ii) without limiting the ability of the Parent to pursue both specific performance pursuant to Section 8.16 (subject to the terms and conditions within) and payment of the Company Termination Fee, under no circumstances shall Parent be permitted or entitled to receive both a grant of (a) specific performance pursuant to Section 8.16 (subject to the terms and conditions within) and (b) the payment the Company Termination Fee (subject to the limitations in Section 7.06(f) including the Maximum Company Liability Amount).

Section 8.16        Specific Performance.    The Parties agree that irreparable injury would occur if any of the provisions of this Agreement are not performed in accordance with their specific terms or are otherwise breached, and further agree that, (a) notwithstanding the Parent Termination Fee and Parent Stockholders Meeting Termination Fee provided for in this Agreement, damages to the Company caused by the non-occurrence of the Closing, including damages related to reputational harm, customer or employee losses, increased costs, harm to the Company’s business, and/or a reduction in the actual or perceived value of the Company or any of its direct or indirect Subsidiaries, would be difficult or impossible to calculate, (b) the provisions of Section 7.06(a) are not intended to and do not adequately compensate the Company for the harm that would result from a breach by Parent, and will not be construed to diminish or otherwise impair in any respect any the Company’s right to an injunction, specific performance or other equitable relief, and (c) the right of specific performance is an integral part of this Agreement and without that right the Company would not have entered into this Agreement. Further, it is explicitly agreed that the Company shall have the right to an injunction, specific performance or other equitable relief with respect to the Parent Entities’ obligations to consummate the Transactions. It is further agreed that the Company shall be entitled to an injunction or injunctions, specific performance or other equitable relief to prevent breaches or threatened breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in the Court of Chancery of the State of Delaware or other court of the United States as specified in Section 8.05, and the Parties waive any requirement for the posting of any bond or similar collateral in connection with any such equitable relief. Parent agrees that it will not oppose the granting of an injunction or specific performance on the basis that (i) the Company has an adequate remedy at law or (ii) an award of specific performance is not an appropriate remedy for any reason at law or equity. The foregoing notwithstanding, the Company agrees that its rights under this Section 8.16 shall terminate upon its acceptance of the Parent Termination Fee or Parent Stockholders Meeting Termination Fee.

Section 8.17        Counterparts; Effectiveness.    This Agreement may be executed in any number of counterparts, each such counterpart being deemed to be an original instrument, and all such counterparts shall together constitute the same agreement. The exchange of copies of this Agreement and signature pages by email in .pdf or .tif format (including any electronic signature complying with the U.S. ESIGN Act of 2000, e.g., www.docusign.com), or by any other electronic means intended to preserve the original graphic and pictorial appearance of a document, or by combination of such means, shall constitute effective execution and delivery of this Agreement as to the Parties and may be used in lieu of the original Agreement for all purposes. Such execution and delivery shall be considered valid, binding and effective for all purposes.

Annex A-70

Section 8.18        Non-Recourse.    This Agreement may only be enforced against the named Parties. All legal proceedings, Legal Actions, obligations, losses, damages, claims or causes of action (whether in contract, in tort, in law or in equity, or granted by statute whether by or through attempted piercing of the corporate, limited partnership or limited liability company veil or otherwise) that may be based upon, arise under, out or by reason of, be connected with, or relate in any manner to (i) this Agreement or any of the Ancillary Agreements, (ii) the negotiation, execution or performance of this Agreement or any of the Ancillary Agreements (including any representation or warranty made in connection with, or as an inducement to, this Agreement or any of the Ancillary Agreements), (iii) any breach or violation of this Agreement (including the failure of any representation and warranty to be true or accurate) or any of the Ancillary Agreements, and (iv) any failure of the Transactions or the Ancillary Agreements, in the case of clauses (i) and (iv), may be made only against (and are those solely of) the Persons that are expressly named as parties to this Agreement, the Parent Voting and Support Agreements, and the Confidentiality Agreement, and then only to the extent of the specific obligations of such Persons set forth in this Agreement, the Parent Voting and Support Agreements, or the Confidentiality Agreement, as applicable. In furtherance and not in limitation of the foregoing, and notwithstanding any other provision of this Agreement to the contrary, each Party covenants, agrees and acknowledges that (except to the extent named as a party, the Parent Voting and Support Agreements, or the Confidentiality Agreement, and then only to the extent of the specific obligations of such parties set forth in this Agreement, the Parent Voting and Support Agreement, or the Confidentiality Agreement, as applicable) no recourse under this Agreement, any related document or any documents or instruments delivered in connection with this Agreement or any related document shall be had against any Company Related Party or Parent Related Party, whether in contract, tort, equity, law or granted by statute whether by or through attempted piercing of the corporate, limited partnership or limited liability company veil or otherwise.

[Signature Pages Follow]

Annex A-71

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed as of the date first above written.

PARENT
Silversun Technologies, Inc.
By:	/s/ Mark Meller
Name:	Mark Meller
Title:	Chief Executive Officer
MERGER SUB I
Rhodium Enterprises Acquisition Corp.
By:	/s/ Mark Meller
Name:	Mark Meller
Title:	Chief Executive Officer
MERGER SUB II
Rhodium Enterprises Acquisition Llc
By:	/s/ Mark Meller
Name:	Mark Meller
Title:	Chief Executive Officer

[Signature Page to Merger Agreement]

Annex A-72

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed as of the date first written above.

COMPANY
Rhodium Enterprises, Inc.
By:	/s/ Chase Blackmon
Name:	Chase Blackmon
Title:	Chief Executive Officer

[Signature Page to Merger Agreement]

Annex A-73

EXHIBIT A

Separation Agreement

[Filed herewith.]

Annex A-74

EXHIBIT B

Parent Voting and Support Agreement

[Filed herewith.]

Annex A-75

EXHIBIT C

Company Voting and Support Agreement

[Filed herewith.]

Annex A-76

EXHIBIT D

Parent Certificate of Incorporation

[Filed herewith.]

Annex A-77

EXHIBIT E

Parent Bylaws

[Filed herewith.]

Annex A-78

EXHIBIT F

Rhodium Technologies LLCA

[Filed herewith.]

Annex A-79

EXHIBIT G

Tax Receivable Agreement

[Filed herewith.]

Annex A-80

Annex B

SEPARATION AND DISTRIBUTION AGREEMENT

BY

SILVERSUN TECHNOLOGIES, INC.,

and

SILVERSUN TECHNOLOGIES HOLDINGS, INC.

DATED AS OF [•], 2022

Annex B-i

Annex B-ii

SEPARATION AND DISTRIBUTION AGREEMENT

This Separation and Distribution Agreement (this “Agreement”), dated as of [•], 2022, by and between SilverSun Technologies, Inc., a Delaware corporation (“Parent”), and SilverSun Technologies Holdings, Inc. (fka SWK Technologies Holdings, Inc.), a Delaware corporation and direct wholly owned subsidiary of Parent (“SpinCo” and, together with Parent, the “Parties”).

RECITALS:

WHEREAS, SpinCo is and prior to the Distribution will be a direct wholly owned subsidiary of Parent;

WHEREAS, prior to the Distribution, Parent will contribute all of the issued and outstanding stock of its Subsidiaries (other than Critical Cyber Defense Corporation, a Nevada corporation (“CCDC”)), including SWK Technologies, Inc., a Delaware corporation (“SWK”) and Secure Cloud Services, Inc., a Nevada corporation (“SCS”), to SpinCo, resulting in SWK and SCS being direct wholly owned Subsidiaries of SpinCo (the “Internal Contribution”);

WHEREAS, Parent, acting through itself and its Subsidiaries, currently conducts the SpinCo Business and the CCDC Business;

WHEREAS, Parent, Rhodium Enterprises Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub I”), Rhodium Enterprises Acquisition LLC, a Delaware limited liability company and direct wholly owned subsidiary of Parent (“Merger Sub II”), and Rhodium Enterprises, Inc., a Delaware corporation (“Rhodium”), have entered into that certain Agreement and Plan of Merger, dated as of September 29, 2022 (“Merger Agreement”), providing that, among other matters, Merger Sub I will merge with and into the Company (the “First Merger”), with the Company surviving the First Merger as a wholly owned subsidiary of Parent, and the Company will merge with and into Merger Sub II (the “Second Merger”, and together with the First Merger, the “Mergers”);

WHEREAS, in connection with the transactions contemplated by the Merger Agreement, the Board of Directors of Parent has determined that it is in the best interests of Parent and its stockholders to separate the SpinCo Business and the SpinCo Entities, all as more fully described in the Registration Statement, from CCDC, the CCDC Business and Parent’s other businesses on the terms and conditions set forth herein;

WHEREAS, subject to the terms and conditions as set forth in this Agreement, the Board of Directors of Parent has authorized, effective as of the Effective Time, the distribution to the holders of issued and outstanding shares of common stock, par value $0.00001 per share, of Parent (the “Parent Common Stock”) as of the Distribution Record Date, of all of the issued and outstanding shares of common stock, par value $0.0001 per share, of SpinCo (each such share is individually referred to as a “SpinCo Share” and collectively referred to as the “SpinCo Common Stock”), respectively, on the basis of the Distribution Ratio (the “Distribution”);

WHEREAS, the Board of Directors of Parent and SpinCo have each determined that the Distribution, the other transactions contemplated by this Agreement, including the Ancillary Agreements (collectively, the “Transactions”) are in the best interests of their respective companies and stockholders, as applicable, and have approved this Agreement, the Transactions and each of the Ancillary Agreements;

WHEREAS, the Parties have determined to set forth the principal corporate and other transactions required to effect the Distribution and to set forth other agreements that will govern certain other matters prior to and following the completion of the Internal Reorganization and Distribution; and

WHEREAS, the Distribution is part of a plan to separate the SpinCo Business from the CCDC Business.

Annex B-1

NOW, THEREFORE, in consideration of the mutual covenants contained in this Agreement, the Parties hereby agree as follows:

Article I.
DEFINITIONS

Section 1.1    General. Unless otherwise defined herein or unless the context otherwise requires, as used in this Agreement, the following terms shall have the following meanings:

“Action” shall mean any demand, action, suit, arbitration, inquiry, proceeding or investigation, audit, counter suit, hearing or litigation of any nature whether administrative, civil, criminal, regulatory or otherwise, by or before any Governmental Authority or any arbitration or mediation tribunal.

“Affiliate” shall mean, when used with respect to any specified Person, a Person that directly or indirectly controls, is controlled by, or is under common control with such specified Person. As used herein, “control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities or other interests, by contract or otherwise. Unless explicitly provided herein to the contrary, for purposes of this Agreement, Parent shall be deemed not to be an Affiliate of SpinCo or any of its Subsidiaries, and SpinCo shall be deemed not to be an Affiliate of Parent or any of its Subsidiaries (other than SpinCo and the other SpinCo Entities).

“Agreement” shall have the meaning set forth in the preamble to this Agreement.

“Ancillary Agreements” shall mean all of the written agreements, instruments, understandings, assignments or other arrangements (other than this Agreement) entered into by the Parties or any other SpinCo Entity in connection with the Transactions, including the Management Agreement and the Tax Matters Agreement.

“Applicable Rate” shall mean 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time, compounded quarterly.

“Asset” shall mean all rights, properties or other assets, properties, claims, intellectual property and other rights (including goodwill), whether real, personal or mixed, tangible or intangible, of any kind, nature and description, whether accrued, contingent or otherwise, and wheresoever situated and whether or not carried or reflected, or required to be carried or reflected, on the books of any Person.

“Business Day” shall mean any day other than a Saturday, Sunday or a day on which commercial banking institutions located in the City of New York are authorized or obligated by Law or executive order to close.

“CCDC Assets” shall mean each of the Assets set forth on Schedule 1.1(a).

“CCDC Business” shall mean the business of CCDC relating to (i) the services, marketing and obligations performed by CCDC in connection with that certain Non-Exclusive Partnering Agreement, dated October 25, 2018, by and between Cyber-Hat Inc. and CCDC (the “CCDC Contract”) and (ii) the operation of the CCDC Assets.

“Code” shall mean the Internal Revenue Code of 1986, as amended.

“Contract” shall mean any written, oral, implied or other contract, agreement, covenant, lease, license, guaranty, indemnity, representation, warranty, assignment, sales order, purchase order, power of attorney, instrument or other commitment, assurance, undertaking or arrangement that is binding on any Person or entity or any part of its property under applicable Law.

“Distribution Date” shall mean the date on which the Merger is consummated pursuant to the Merger Agreement.

“Distribution Ratio” shall mean that number of SpinCo Shares equal to (i) the total number of SpinCo Shares held by the Parent on the Distribution Date, multiplied by (ii) a fraction, the numerator of which is the number of shares of Parent Common Stock held by such holder on the Distribution Record Date and the denominator of which is the total number of shares of Parent Common Stock outstanding on the Distribution Record Date.

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“Distribution Record Date” shall mean such date as may be determined by the Board of Directors of Parent or a committee of such Board of Directors, as the record date for the Distribution.

“Effective Time” shall mean the time that is immediately prior to the effective time of the First Merger on the Distribution Date.

“Entities” shall mean, as applicable, the SpinCo and/or the Parent (each an “Entity”).

“Environmental Laws” shall mean any and all federal, state, local and foreign statutes, Laws, regulations, ordinances, rules, principles of common law, judgments, orders, decrees, permits, concessions, grants, franchises, licenses, agreements or other governmental restrictions (including without limitation the Comprehensive Environmental Response, Compensation and Liability Act, 42 U.S.C. 9601, et. seq.), whether now or hereafter in existence, relating to the environment, natural resources, human health or safety, endangered or threatened species of fish, wildlife and plants, or to emissions, discharges or releases of pollutants, contaminants, petroleum or petroleum products, chemicals or industrial, toxic or hazardous substances or wastes into the environment (including without limitation indoor or outdoor air, surface water, groundwater and surface or subsurface soils), or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of pollutants, contaminants, petroleum or petroleum products, chemicals or industrial, toxic or hazardous substances or wastes or the investigation, cleanup or other remediation thereof.

“Exchange Act” shall mean the Securities Exchange Act of 1934, as amended, together with the rules and regulations promulgated thereunder.

“Governmental Authority” shall mean any federal, state, local, foreign or international court, government, department, commission, board, bureau, agency, official, securities exchange (including the Nasdaq) or other regulatory, administrative or governmental authority.

“Governmental Authorization” shall mean any authorization, approval, consent, license, certificate or permit issued, granted, or otherwise made available under the authority of any court, governmental or regulatory authority, agency, stock exchange, commission or body.

“Information Statement” shall mean the information statement, attached as an exhibit to the Registration Statement, and any related documentation to be provided to holders of Parent Common Stock in connection with the Distribution, including any amendments or supplements thereto.

“Insurance Policy” shall mean any insurance policies and insurance Contracts, including, without limitation, general liability, property and casualty, workers’ compensation, automobile, marine, directors & officers liability, errors and omissions, employee dishonesty and fiduciary liability policies, whether, in each case, in the nature of primary, excess, umbrella or self-insurance overage, together with all rights, benefits and privileges thereunder.

“Internal Reorganization” means the allocation and transfer or assignment of all Assets and Liabilities in accordance with the terms of this Agreement (including all Assets and Liabilities of Parent immediately prior to the Effective Time, solely excluding the Parent Retained Assets and Parent Liabilities).

“Law” shall mean all laws, statutes and ordinances and all regulations, rules and other pronouncements of Governmental Authorities having the effect of law of the United States of America, any foreign country, or any domestic or foreign state, province, commonwealth, city, country, municipality, territory, protectorate, possession or similar instrumentality, or any Governmental Authority thereof.

“Liabilities” shall mean any and all debts, liabilities, obligations, responsibilities, Losses, damages (whether compensatory, punitive or treble), fines, penalties and sanctions, absolute or contingent, matured or unmatured, liquidated or unliquidated, foreseen or unforeseen, joint, several or individual, asserted or unasserted, accrued or unaccrued, known or unknown, whenever arising, including without limitation those arising under or in connection with any Law (including any Environmental Law), Action, threatened Action, order or consent decree of any Governmental

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Authority or any award of any arbitration tribunal, and those arising under any contract, guarantee, commitment or undertaking, whether sought to be imposed by a Governmental Authority, private party, or Party, whether based in contract, tort, implied or express warranty, strict liability, criminal or civil statute, or otherwise, and including any costs, expenses, interest, attorneys’ fees, disbursement and expense of counsel, expert and consulting fees and costs related thereto or to the investigation or defense thereof.

“Losses” shall mean all losses, liabilities, obligations, damages, claims, demands, judgments or settlements of any nature or kind, known or unknown, fixed, accrued, absolute or contingent, liquidated or unliquidated, including all reasonable costs and expenses (legal, accounting or otherwise as such costs are incurred) relating thereto, suffered by an Indemnitee.

“Management Agreement” shall mean the Management Agreement by and between CCDC and SpinCo, which agreement shall be entered into prior to or on the Distribution Date and which shall set forth the agreement with respect to the provision of certain services to be performed by SpinCo related to the CCDC Business.

“Nasdaq” shall mean the Nasdaq Stock Market LLC.

“Parent Entities” shall mean Parent, Rhodium, each Subsidiary of Rhodium and CCDC (each, a “Parent Entity”).

“Parent Indemnitees” shall mean:

(a)    Parent and each Affiliate thereof after giving effect to the Distribution; and

(b)    each of the respective Representatives of any of the entities described in the immediately preceding clause (a) and each of the heirs, executors, successors and assigns of any of such Representatives, except in the case of clauses (a) and (b), the SpinCo Indemnitees; provided, however, that a Person who was a Representative of Parent or an Affiliate thereof may be a Parent Indemnitee in that capacity notwithstanding that such Person may also be a SpinCo Indemnitee.

“Parent Liabilities” shall mean:

(a)     any and all Liabilities that are expressly contemplated by this Agreement or any Ancillary Agreement (or the schedules hereto or thereto) as Liabilities to be assumed by Parent and all Liabilities of any of Parent or Rhodium under this Agreement or any of the Ancillary Agreements; and

(b)    all Liabilities, if and to the extent relating to, arising out of or resulting from:

(i)          the ownership or operation of the Rhodium Business as conducted at any time prior to, on or after the Distribution Date; or

(ii)         the ownership or operation of any business (i) conducted by Rhodium or any Rhodium Subsidiary at any time prior to, on or after the Distribution Date and (ii) conducted by Parent or any Parent Entity after the Distribution Date.

(c)    Notwithstanding the foregoing, the Parent Liabilities shall not include:

(i)           any Liabilities that are expressly contemplated by this Agreement or any Ancillary Agreement (or the schedules hereto or thereto) as Liabilities of SpinCo or any SpinCo Entity (including, for the avoidance of doubt, SpinCo Liabilities); or

(ii)         any Liabilities related or attributable to, or arising in connection with, Taxes or Tax Returns, which shall be exclusively governed by the Tax Matters Agreement.

“Parent Registration Statement” has the meaning given to such term in the Merger Agreement.

“Parent Retained Assets” shall mean (a) all Assets which are held at the Effective Time by Parent, Rhodium or any Rhodium Subsidiary other than any SpinCo Assets, (b) all Assets that are used in, or that relate to, the Rhodium Business, (c) the equity securities of CCDC, (d) the CCDC Business and the CCDC Assets, and (e) all Assets listed on Schedule 1.1(b).

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“Person” shall mean any natural person, corporation, business trust, limited liability company, joint venture, association, company, partnership or government, or any agency or political subdivision thereof.

“Registration Statement” shall mean the registration statement on Form 10 filed by SpinCo with the SEC to effect the registration of the SpinCo Shares pursuant to the Exchange Act.

“Representative” shall mean, with respect to any Person, any of such Person’s directors, officers, employees, agents, consultants, advisors, accountants, attorneys and representatives.

“Rhodium Business” shall mean the crypto asset, mining and staking business conducted by Rhodium and any other business directly conducted by Rhodium or any Affiliate of Rhodium and, any time following the consummation of the First Merger, the CCDC Business.

“SEC” shall mean the United Stated Securities and Exchange Commission.

“SpinCo Action” shall mean any current or future Action relating to the SpinCo Business or any SpinCo Liabilities in which one or more Parent Entities is a defendant or the party against whom a claim or investigation is directed.

“SpinCo Assets” shall mean (a) all Assets owned by the SpinCo Entities and (b) all Assets owned by the Parent and CCDC prior to the consummation of the First Merger, excluding (i) the CCDC Business and the CCDC Assets and (ii) the Parent Retained Assets.

“SpinCo Business” shall mean the business conducted by the SpinCo Entities and any other business (i) directly conducted by any SpinCo Entity as of or prior to the date of this Agreement or (ii) directly or indirectly conducted by Parent (excluding, in each case, CCDC and the CCDC Business) prior to the consummation of the Merger.

“SpinCo Entities” shall mean SpinCo and each Subsidiary of SpinCo, including SWK and SCS, and each direct and indirect Subsidiary of Parent prior to the consummation of the Merger (other than CCDC).

“SpinCo Indemnitees” shall mean:

(a)     SpinCo and each of the SpinCo Entities after giving effect to the Distribution; and

(b)     each of the respective Representatives of any of the entities described in the immediately preceding clause (a) and each of the heirs, executors, successors and assigns of any of such Representatives, except in the case of clauses (a) and (b), the Parent Indemnitees; provided, however, that a Person who was a Representative of SpinCo or an Affiliate thereof may be a SpinCo Indemnitee in that capacity notwithstanding that such Person may also be a Parent Indemnitee.

“SpinCo Liabilities” shall mean:

(a)     any and all Liabilities that are expressly contemplated by this Agreement or any Ancillary Agreement (or the schedules hereto or thereto) as Liabilities to be assumed by SpinCo or any SpinCo Entity, and all Liabilities of any SpinCo Entity under this Agreement or any of the Ancillary Agreements;

(b)     all Expenses (as defined in the Merger Agreement) of Parent and its Subsidiaries that remain unpaid following the consummation of the Mergers; and

(c)     all Liabilities, if and to the extent relating to, arising out of or resulting from:

(i)          the ownership or operation of (i) the SpinCo Business (including any discontinued business or any business which has been sold or transferred), as conducted at any time prior to, on or after the Distribution Date; (ii) any business of Parent (including any discontinued business or any business which has been sold or transferred), as conducted at any time prior to or on the Distribution Date; and (iii) any business of CCDC (including the CCDC Business and any discontinued business or any business which has been sold or transferred), as conducted at any time prior to or on the Distribution Date;

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(ii)         the ownership or operation of any business conducted by (i) SpinCo or any other SpinCo Entity at any time prior to, on or after the Distribution Date; (ii) Parent or any entity that was a direct or indirect Subsidiary of Parent prior to the consummation of the Mergers, at any time prior to or on the Distribution Date; and (iii) CCDC, at any time prior to or on the Distribution Date; or

(iii)        the ownership of the SpinCo Assets.

(d)     Notwithstanding the foregoing, the SpinCo Liabilities shall not include:

(i)           any Liabilities that are expressly contemplated by this Agreement or any Ancillary Agreement (or the schedules hereto or thereto) as Parent Liabilities; or

(ii)         any Liabilities related or attributable to, or arising in connection with, Taxes or Tax Returns, which shall be exclusively governed by the Tax Matters Agreement.

“Subsidiary” shall mean with respect to any specified Person, any corporation or other legal entity of which such Person or any of its Subsidiaries controls or owns, directly or indirectly, more than 50% of the stock or other equity interests entitled to vote on the election of members to the board of directors or similar governing body or, in the case of a Person with no governing body, more than 50% of the equity or voting interests.

“Tax” shall have the meaning set forth in the Tax Matters Agreement.

“Tax Matters Agreement” shall mean the Tax Matters Agreement by and between Parent and SpinCo, which agreement shall be entered into prior to or on the Distribution Date, as may be amended from time to time.

“Tax Return” shall have the meaning set forth in the Tax Matters Agreement.

“Third-Party” shall mean any Person who is not a Party to this Agreement.

Section 1.2    Reference; Interpretation. References in this Agreement to any gender include references to all genders, and references to the singular include references to the plural and vice versa. The words “include,” “includes” and “including” when used in this Agreement shall be deemed to be followed by the phrase “without limitation.” Unless the context otherwise requires, references in this Agreement to Articles, Sections and Schedules shall be deemed to be references to Articles and Sections of, and Schedules to, this Agreement. Unless the context otherwise requires, the words “hereof”, “hereby” and “herein” and words of similar meaning when used in this Agreement refer to this Agreement in its entirety and not to any particular Article, Section or provision of this Agreement. Neither this Agreement nor any Ancillary Agreement shall be construed against either Party as the principal draftsperson hereof or thereof.

Article II.
Tax matters

Section 2.1    Tax Matters. The Tax Matters Agreement, together with this Agreement, will govern Parent’s and SpinCo’s respective rights, responsibilities and obligations after the Distribution with respect to Taxes, including ordinary course of business Taxes and Taxes, if any, incurred as a result of any failure of the Distribution, to qualify for the tax treatment described in the Tax Matters Agreement. The Tax Matters Agreement sets forth the respective obligations of Parent and SpinCo with respect to the filing of Tax Returns, the administration of Tax contests, cooperation and other matters, and imposes certain restrictions on Parent’s and SpinCo’s ability to engage in certain actions following the Distribution. Except as expressly set forth in this Agreement or any Ancillary Agreement, all matters relating to Taxes in connection with the Transactions shall be governed exclusively by the Tax Matters Agreement.

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Article III.
DISTRIBUTION AND CERTAIN COVENANTS

Section 3.1    Distribution.

(a)   On or prior to the Distribution Date, Parent shall deliver to Pacific Stock Transfer, Inc. (the “Agent”) a stock ledger representing all of the issued and outstanding SpinCo Shares, in each case, endorsed by Parent, for the benefit of the holders of Parent Common Stock as of the Distribution Record Date, and Parent shall instruct the Agent to distribute, on or as soon as practicable following the Distribution Date, such number of the SpinCo Shares to holders of record of shares of Parent Common Stock on the Distribution Record Date, all as further contemplated by the Registration Statement and hereby. SpinCo shall provide any share certificates that the Agent shall require in order to effect the Distribution. The Distribution shall be effective at the Effective Time.

(b)   The SpinCo Shares issued in the Distribution are intended to be distributed only pursuant to a book entry system. Parent shall instruct the Agent to deliver the SpinCo Shares previously delivered to the Agent to a depositary and to mail to each holder of record of Parent Common Stock on the Distribution Record Date, a statement of the SpinCo Common Stock credited to such holder’s account.

Section 3.2    Transfer of Assets; Assumptions of Liabilities.

(a)   Transfer of Assets. Prior to the Effective Time and to the extent not already completed: (i) Parent shall, and shall cause CCDC to, as applicable, transfer, contribute, assign and convey or cause to be transferred, contributed, assigned and conveyed (“Transfer”), to SpinCo or the applicable SpinCo Entity all of Parent’s and CCDC’s respective right, title and interest in and to the SpinCo Assets; and (ii) SpinCo shall, and shall cause the applicable SpinCo Entity to, as applicable, Transfer to Parent or the applicable Parent Entity all of SpinCo’s and the applicable SpinCo Entity’s respective right, title and interest in and to the Parent Retained Assets.

(b)   Assumption of Liabilities. Except as otherwise specifically set forth in any Ancillary Agreement, from and after the Effective Time: (i) Parent shall, or shall cause CCDC to, accept, assume (or, as applicable, retain) and perform, discharge and fulfill, in accordance with their respective terms (“Assume”), all of the Parent Liabilities, and (ii) SpinCo shall, or shall cause the applicable SpinCo Entity to, Assume all the SpinCo Liabilities, in each case, regardless of (A) when or where such Liabilities arose or arise, (B) whether the facts upon which they are based occurred prior to, on or subsequent to the Effective Time, (C) where or against whom such Liabilities are asserted or determined and (D) regardless of whether arising from or alleged to arise from negligence, recklessness, violation of Law, fraud or misrepresentation by any Parent Entity or SpinCo Entity, as the case may be, or any of their past or present respective directors, officers, employees, agents, Subsidiaries or Affiliates.

(c)   Consents. The Parties shall use their commercially reasonable efforts to obtain the required consents to Transfer any Assets, Contracts, licenses, permits and authorizations issued by any Governmental Authority or parts thereof, as contemplated by this Agreement, prior to the Effective Time, or, pursuant to Section 3.13, following the Effective Time.

Section 3.3    Transfers Not Effected On or Prior to the Effective Time; Transfers Deemed Effective as of the Effective Time.

(a)   To the extent that any Transfers of Assets (including any entity) or Assumption of Liabilities contemplated by this Article III or any other Ancillary Agreement shall not have been consummated at or prior to the Effective Time, the Parties shall use commercially reasonable efforts to effect such Transfers or Assumptions as promptly following the Effective Time as shall be practicable.

(b)   In the event that any such Transfer of Assets (including any entity) or Assumption of Liabilities has not been consummated, from and after the Effective Time (i) the Party retaining such Asset shall thereafter hold such Asset for the use and benefit of the Party entitled thereto (at the expense of the Person entitled thereto) and (ii) the Party intended to Assume such Liability shall, or shall cause its applicable Subsidiary to, (A) pay or reimburse the Party retaining such Liability for all amounts paid or incurred in connection with the retention of such Liability and (B) perform any non-monetary Liabilities in the place of the Party retaining such Liability to the extent such performance is practicable, permitted under applicable Law and does not result in a breach or default (or give rise to any termination

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rights, penalties or other remedies for the benefit of any counterparty) under any applicable Contract. To the extent the foregoing applies to any Contracts to be assigned for which any necessary consents or Governmental Authorizations are not received prior to the Effective Time, the treatment of such Contracts shall, for the avoidance of doubt, be subject to Section 3.13, to the extent applicable. In addition, the Party retaining such Asset or Liability shall, insofar as reasonably possible and to the extent permitted by applicable Law, treat such Asset or Liability in the ordinary course of business in accordance with past practice and take such other actions as may be reasonably requested by the Party to which such Asset is to be Transferred or by the Party Assuming such Liability in order to place such Party, insofar as reasonably possible, in the same position as if such Asset or Liability had been Transferred or Assumed as contemplated hereby and so that all the benefits and burdens relating to such Asset or Liability, including possession, use, risk of loss, potential for gain, and dominion, control and command over such Asset or Liability, are to inure from and after the Effective Time to the applicable Parent Entity or SpinCo Entity, as applicable, entitled to the receipt of such Asset or required to Assume such Liability. In furtherance of the foregoing, the Parties agree that, as of the Effective Time, each Party shall be deemed to have acquired complete and sole beneficial ownership over all of the Assets, together with all rights, powers and privileges incident thereto, and shall be deemed to have Assumed in accordance with the terms of this Agreement all of the Liabilities, and all duties, obligations and responsibilities incident thereto, which such Party is entitled to acquire or required to Assume pursuant to the terms of this Agreement.

(c)   If and when the consents, Governmental Authorizations and/or conditions, the absence or non-satisfaction of which caused the deferral of Transfer of any Asset or deferral of the Assumption of any Liability pursuant to Section 3.3(a), are obtained or satisfied, as applicable, the Transfer, assignment, Assumption or novation of the applicable Asset or Liability shall be effected in accordance with and subject to the terms of this Agreement and/or the applicable Ancillary Agreement, and shall, to the extent possible without the imposition of any cost on any Party (other than de minimis costs), be deemed to be effective as of the Effective Time.

(d)   Except as otherwise stated herein or in any Ancillary Agreement, the Party retaining any Asset (including any entity) or Liability shall not be obligated to expend any money to Transfer such Asset to such other Party unless the necessary funds are advanced, assumed, or agreed in advance to be reimbursed by the Party entitled to such Asset or the Person intended to be subject to such Liability, other than reasonable attorneys’ fees and recording or similar fees, all of which shall be promptly reimbursed by the Party entitled to such Asset or the Person intended to be subject to such Liability.

(e)   On and prior to the eighteen (18) month anniversary following the Effective Time, if any Party owns any Asset, that, although not Transferred pursuant to this Agreement, is agreed by such Party and the other Party in their good faith judgment to be an Asset that more properly belongs to the other Party or a Subsidiary of the other Party, or an Asset that such other Party or Subsidiary was intended to have the right to continue to use (other than (for the avoidance of doubt) any Asset acquired from an unaffiliated third party by a Parent Entity or SpinCo Entity following the Effective Time), then the Party owning such Asset shall, as applicable (i) Transfer any such Asset to the other Party or the Subsidiary of the other Party identified as the appropriate transferee and following such Transfer, such Asset shall be a Parent Retained Asset or SpinCo Asset, as the case may be, or (ii) grant such mutually agreeable rights with respect to such Asset to permit such continued use, subject to, and consistent with this Agreement, including with respect to Assumption of associated Liabilities.

(f)    After the Effective Time, each Party may receive mail, packages and other communications properly belonging to the other Party. Accordingly, at all times after the Effective Time, each Party authorizes the other Party to receive and open all mail, packages and other communications received by the other Party and not unambiguously intended for the other Party, any Parent Entity or SpinCo Entity or any of their respective officers or directors, and to the extent that they do not relate to the business of the receiving Party, the receiving Party shall promptly deliver such mail, packages or other communications (or, in case the same relate to both businesses, copies thereof) to the other Party as provided for in Section 8.6. The provisions of this Section 3.3(f) are not intended to, and shall not, be deemed to constitute an authorization by any Party to permit the other to accept service of process on its behalf and no Party is or shall be deemed to be the agent of the other Party for service of process purposes.

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Section 3.4    Parent Determinations. Parent, through its directors and officers that hold office immediately prior to the consummation of the Merger, shall have the sole and absolute discretion to determine whether to proceed with all or part of the Distribution and all terms thereof, including the form, structure and terms of any transaction(s) and/or offering(s) to effect the Distribution and the timing of and conditions to the consummation of the Distribution. SpinCo shall cooperate with Parent in all respects to accomplish the Distribution and shall, at Parent’s direction, promptly take any and all actions necessary or desirable to effect the Distribution. Parent shall select any financial or legal advisors in connection with the Distribution, including outside counsel, for Parent.

Section 3.5    Charter; Bylaws. On or prior to the Distribution Date, SpinCo and Parent shall take all necessary actions to adopt the forms of certificate of incorporation and bylaws of SpinCo in substantially the form filed by SpinCo with the SEC as exhibits to the Registration Statement.

Section 3.6    State Securities Laws. Prior to the Distribution Date, Parent and SpinCo shall take all such action as may be necessary or appropriate under the securities or blue-sky laws of states or other political subdivisions of the United States of America in order to effect the Distribution.

Section 3.7    Listing Application; Notice to Nasdaq.

(a)   Prior to the Distribution Date, Parent and SpinCo shall prepare and file with Nasdaq a listing application and related documents and shall take all such other actions with respect thereto as shall be necessary or desirable in order to cause Nasdaq to list on or prior to the Distribution Date, subject to official notice of issuance, the SpinCo Shares.

(b)   Prior to the Distribution, Parent shall, to the extent possible, give Nasdaq not less than 10 days’ advance notice of the Distribution Record Date in compliance with Rule 10b-17 under the Exchange Act.

Section 3.8    Removal of Certain Guarantees; Releases from Liabilities.

(a)   Except as otherwise specified in any Ancillary Agreement, in the event that at any time before or after the Distribution Date, Parent or SpinCo identifies any SpinCo Liability for which any Parent Entity is a guarantor or obligor, SpinCo shall use its commercially reasonable efforts to have, as quickly as practicable, such Entity removed as guarantor of or obligor for any such SpinCo Liability.

(b)   If either SpinCo is unable to obtain, or to cause to be obtained, any such required removal as set forth in Section 3.8(a), the guarantor or obligor shall continue to be bound as such and, unless not permitted by Law or the terms thereof, SpinCo shall use commercially reasonable efforts to cause the relevant beneficiary to cause one of its Affiliates, as agent or subcontractor for such guarantor or obligor to pay, perform and discharge fully all the obligations or other Liabilities of the relevant the guarantor or obligor thereunder from and after the date hereof.

(c)   If (i) SpinCo is unable to obtain, or to cause to be obtained, any such required removal as set forth in Section 3.8(a), or (ii) SpinCo Liabilities arise from and after the Effective Time but before the applicable Parent Entity, if such Parent Entity is a guarantor or obligor with reference to any such SpinCo Liability, is removed pursuant to Section 3.8(a), then SpinCo shall indemnify each Parent Entity for all Liabilities incurred by any of them in such Person’s capacity as guarantor or obligor. Without limiting the foregoing, SpinCo shall, or shall cause a SpinCo Entity to, reimburse Parent as soon as practicable (but in no event later than 30 days) following delivery by Parent to SpinCo of notice of a payment made pursuant to this Section 3.8 in respect of SpinCo Liabilities.

(d)   At and after the Effective Time, the Parties shall use commercially reasonable efforts to obtain, or cause to be obtained, any consent, substitution or amendment required to novate, assign or extinguish all SpinCo Liabilities (with respect to the Parent Entities) of any nature whatsoever transferred under this Agreement or an Ancillary Agreement, or to obtain in writing the unconditional release of the assignor so that SpinCo (or an appropriate SpinCo Entity) shall be solely responsible for the SpinCo Liabilities; provided, however, that no Party shall be obligated to pay any consideration therefor (except for filing fees or other similar charges) to any Third-Party from whom such consent, substitution, amendment or release is requested. Whether or not any such consent, substitution, amendment or release is obtained, nothing in this Section 3.8 shall in any way limit the obligations of the Parties under Article IV. If, as and when it becomes possible to delegate, assign, novate or extinguish any SpinCo Liabilities in accordance with the terms

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hereof, the Parties shall promptly sign all such documents and perform all such other acts as may be necessary to give effect to such delegation, novation, extinction or other release; provided, however, no Party shall be obligated to pay any consideration therefor.

Section 3.9    Ancillary Agreements. Prior to or on the Distribution Date, each of Parent and SpinCo shall enter into the Ancillary Agreements and any other agreements in respect of the Distribution reasonably necessary or appropriate in connection with the Transactions.

Section 3.10  Acknowledgment by SpinCo. SpinCo, on behalf of itself and all SpinCo Entities, acknowledges, understands and agrees that, except as expressly set forth herein or in any Ancillary Agreement, (a) none of Parent or any other Person has, in this Agreement or in any other agreement or document, or otherwise made any representation or warranty of any kind whatsoever, express or implied, to SpinCo or any SpinCo Entity or to any director, officer, employee or agent thereof in any way with respect to any of the Transactions or the business, Assets, condition or prospects (financial or otherwise) of, or any other matter involving, the Assets, Liabilities or businesses of Parent or any Parent Entity, SpinCo or any SpinCo Entity, any SpinCo Assets, any SpinCo Liabilities or the SpinCo Business and (b) none of Parent or any other Person has made or makes any representation or warranty with respect to the Distribution or the entering into of this Agreement or the Ancillary Agreements or the Transactions. Except as expressly set forth herein or in any other Ancillary Agreement, SpinCo and each SpinCo Entity shall bear the economic and legal risk that the SpinCo Assets shall prove to be insufficient or that the title to any SpinCo Assets shall be other than good and marketable and free from encumbrances. The provisions of any related assignment agreement or other related documents are expressly subject to this Section 3.10 and to Section 3.11.

Section 3.11  Release.

(a)   Except as provided in Section 3.11(d), effective as of the Effective Time, SpinCo does hereby, on behalf of itself and each other SpinCo Entity, release and forever discharge each Parent Indemnitee, from any and all Liabilities whatsoever to any SpinCo Entity, whether at law or in equity (including any right of contribution), whether arising under any Contract, by operation of Law or otherwise, existing or arising from any acts or events occurring or failing to occur or alleged to have occurred or to have failed to occur or any conditions existing or alleged to have existed at or before the Effective Time, including in connection with the Transactions.

(b)   Except as provided in Section 3.11(d), effective as of the Effective Time, Parent does hereby, for itself and each other Parent Entity, release and forever discharge each SpinCo Indemnitee from any and all Liabilities whatsoever to any Parent Entity, whether at law or in equity (including any right of contribution), whether arising under any Contract, by operation of Law or otherwise, existing or arising from any acts or events occurring or failing to occur or alleged to have occurred or to have failed to occur or any conditions existing or alleged to have existed at or before the Effective Time, including in connection with the Transactions.

(c)   The Parties expressly understand and acknowledge that it is possible that unknown Losses or claims exist or might come to exist or that present Losses may have been underestimated in amount, severity, or both. Accordingly, the Parties are deemed expressly to understand provisions and principles of law such as Section 1542 of the Civil Code of the State of California (as well as any and all provisions, rights and benefits conferred by any Law of any state or territory of the United States, or principle of common law, which is similar or comparable to Section 1542), which Section provides: GENERAL RELEASE DOES NOT EXTEND TO CLAIMS WHICH THE CREDITOR DOES NOT KNOW OR SUSPECT TO EXIST IN HIS OR HER FAVOR AT THE TIME OF EXECUTING THE RELEASE, WHICH IF KNOWN BY HIM OR HER MUST HAVE MATERIALLY AFFECTED HIS OR HER SETTLEMENT WITH THE DEBTOR. The Parties are hereby deemed to agree that the provisions of Section 1542 and all similar federal or state laws, rights, rules, or legal principles of California or any other jurisdiction that may be applicable herein, are hereby knowingly and voluntarily waived and relinquished with respect to the releases in Section 3.11(a) and Section 3.11(b).

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(d)   Nothing contained in this Section 3.11 shall impair any right of any Person to enforce this Agreement, any Ancillary Agreement or any agreements, arrangements, commitments or understandings that are specified in, or contemplated to continue pursuant to, this Agreement or any Ancillary Agreement. Without limiting the foregoing, nothing contained in this Section 3.11 shall release any Person from:

(i)      any Liability assumed, transferred, assigned or allocated to such Person or any Entity affiliated with such Person in accordance with, or any other Liability of such Person or any Entity affiliated with such Person under, this Agreement or any Ancillary Agreement;

(ii)     any Liability that such Person may have with respect to indemnification or contribution pursuant to this Agreement or any Ancillary Agreement for claims brought by third Persons, which Liability shall be governed by the provisions of Article V and, if applicable, the appropriate provisions of the Ancillary Agreements;

(iii)   any unpaid accounts payable or receivable arising from or relating to the sale, provision, or receipt of goods, payment for goods, property or services purchased, obtained or used in the ordinary course of business by any Parent Entity from any SpinCo Entity, or by any SpinCo Entity from any Parent Entity;

(iv)    any Liability the release of which would result in the release of any Person other than a Parent Indemnitee (in the case of the release by the SpinCo Entities) or a SpinCo Indemnitee (in the case of the release by the Parent Entities); provided that each Party agrees not to bring suit, or permit any Entity affiliated with such Party to bring suit, against any such Parent Indemnitee or SpinCo Indemnitee (as applicable) with respect to such Liability; and

(v)     any indemnification obligation under such Person’s articles of incorporation or bylaws.

(e)   SpinCo shall not make, and shall not permit any other SpinCo Entity to make, any claim or demand, or commence any Action asserting any claim or demand, including any claim of contribution or indemnification, against any Parent Indemnitee with respect to any Liabilities released pursuant to Section 3.11(a). Parent shall not make, and shall not permit any other Parent Entity to make, any claim or demand, or commence any Action asserting any claim or demand, including any claim of contribution or any indemnification, against any SpinCo Indemnitee with respect to any Liabilities released pursuant to Section 3.11(b).

(f)    It is the intent of each of Parent and SpinCo by virtue of the provisions of this Section 3.11 to provide for a full and complete release and discharge of all Liabilities existing or arising from all acts and events occurring or failing to occur or alleged to have occurred or to have failed to occur and all conditions existing or alleged to have existed at or before the Effective Time, between or among Parent or any other Parent Entity, on the one hand, and SpinCo or any other SpinCo Entity, on the other hand (including any contractual agreements or arrangements existing or alleged to exist between or among any such Entity(ies) at or before the Effective Time), except as expressly set forth in Section 3.11(d). At any time, at the reasonable request of a Party, the other Party will cause each Entity affiliated with such Party to execute and deliver releases reflecting the provisions hereof.

Section 3.12  Discharge of Liabilities. Except as otherwise expressly provided herein or in any of the Ancillary Agreements, from and after the Effective Time, (a) Parent shall, and shall cause each other Parent Entity to, assume, pay, perform and discharge all Parent Liabilities in the ordinary course of business, consistent with past practice and (b) SpinCo shall, and shall cause each other SpinCo Entity to, assume, pay, perform and discharge all SpinCo Liabilities in the ordinary course of business, consistent with past practice. The agreements in this Section 3.12 are made by each Party for the sole and exclusive benefit of the other Party and the Entities affiliated with such other Party. To the extent reasonably requested to do so by the other Party, each Party agrees to execute and deliver such documents, in a form reasonably satisfactory to such Party, as may be reasonably necessary to evidence the assumption of any Liabilities hereunder.

Section 3.13  Further Assurances. If at any time after the Effective Time any further action is reasonably necessary or desirable to carry out the purposes of this Agreement and the Ancillary Agreements, the proper officers of each Party shall take all such necessary action and do and perform all such acts and things, and execute and deliver all such agreements, assurances to the extent reasonably requested to do so by the other Party, each Party agrees to execute and deliver such documents, in a form reasonably satisfactory to such Party, as may be reasonably necessary to evidence

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the assumption of any Liabilities hereunder. Without limiting the foregoing, each Party shall use its commercially reasonable efforts promptly to obtain all consents and approvals, to enter into all agreements and to make all filings and applications that may be required for the consummation of the Transactions, including all applicable Governmental Authorizations.

Section 3.14  Assumption of Certain Liabilities Under Indemnification Agreements. Notwithstanding any provision to the contrary, SpinCo agrees that SpinCo Liabilities includes all Liabilities of the Parent Entities (other than Rhodium and any of its Subsidiaries) to any former or current director or officer of the Parent Entities (other than Rhodium and any of its Subsidiaries) under any indemnification agreement with such director or officer, solely to the extent that such Liabilities arise out of, or primarily relate to, the SpinCo Assets, serving as a director or officer of the SpinCo Entities, or the operation of the SpinCo Business prior to the Distribution Date.

Section 3.15  Plan of Reorganization. This Agreement is intended to be, and is hereby adopted as, a “plan of reorganization” within the meaning of Treasury Regulations Sections 1.368-2(g) and 1.368-3.

Article IV.
INDEMNIFICATION

Section 4.1    Indemnification by Parent. Except as otherwise specifically set forth in any provision of this Agreement from and after the Distribution Date, Parent shall indemnify, defend and hold harmless the SpinCo Indemnitees from and against any and all Losses of the SpinCo Indemnitees to the extent arising out of, by reason of or otherwise in connection with (a) the Parent Liabilities or alleged Parent Liabilities, including any breach by Parent of any provision of this Section 4.1, (b) any breach by any Parent Entity of this Agreement, and (c) solely with respect to information regarding Rhodium provided by Rhodium in writing to Parent or SpinCo expressly for inclusion in the Registration Statement or the Information Statement, any untrue statement or alleged untrue statement of a material fact or omission or alleged omission to state a material fact required to be stated therein or necessary to make the statements therein not misleading. This Agreement is not intended to address, and should not be interpreted to address, the matters specifically and expressly covered by the Ancillary Agreements unless such Ancillary Agreement expressly provides that this Agreement applies to any matter in such Ancillary Agreement.

Section 4.2    Indemnification by SpinCo. Except as otherwise specifically set forth in any provision of this Agreement, from and after the Distribution Date, SpinCo shall indemnify, defend and hold harmless the Parent Indemnitees from and against any and all Losses of the Parent Indemnitees to the extent arising out of, by reason of or otherwise in connection with (a) the SpinCo Liabilities or alleged SpinCo Liabilities, including any breach by any SpinCo Entity of any provision of this Section 4.2, (b) any breach by any SpinCo Entity of this Agreement, (c) any uncured material breach by Parent, Merger Sub I (as defined in the Merger Agreement) or Merger Sub II (as defined in the Merger Agreement) of the Merger Agreement, (d) the operation of the CCDC Business pursuant to the Management Agreement following the Distribution Date, and (e) all information contained in the Parent Registration Statement, the Registration Statement or the Information Statement and the documents incorporated by reference therein (other than any information regarding Rhodium), any untrue statement or alleged untrue statement of a material fact or omission or alleged omission to state a material fact required to be stated therein or necessary to make the statements therein not misleading. This Agreement is not intended to address, and should not be interpreted to address, the matters specifically and expressly covered by the Ancillary Agreements unless such Ancillary Agreement expressly provides that this Agreement applies to any matter in such Ancillary Agreement.

Section 4.3    Procedures for Indemnification.

(a)   Third-Party Claims.

(i)       If a claim or demand is made by a Third-Party against a SpinCo Indemnitee or a Parent Indemnitee (each, an “Indemnitee”) (a “Third-Party Claim”) as to which such Indemnitee is entitled to indemnification pursuant to this Agreement, such Indemnitee shall notify the Party which is or may be required pursuant to Section 4.1 or Section 4.2 hereof to make such indemnification (the “Indemnifying Party”) in writing, and in reasonable detail, of the Third-Party Claim promptly (and in any event prior to the date that is the 30th Business Day after receipt by such Indemnitee of written notice of the Third-Party Claim); provided, however, that failure to give such notice shall not affect the indemnification provided hereunder except to the extent the Indemnifying Party shall have been actually prejudiced as a result of such failure.

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(ii)    Thereafter, the Indemnitee shall deliver to the Indemnifying Party, promptly (and in any event within 10 Business Days after the Indemnitee’s receipt thereof), copies of all notices and documents (including court papers) received by the Indemnitee relating to the Third-Party Claim. Notice under this Section 4.3 shall be provided in accordance with Section 8.6.

(iii)   Subject to Section 4.3(a)(v), if a Third-Party Claim is made against an Indemnitee, the Indemnifying Party shall be entitled to participate in the defense thereof and, if it so chooses and irrevocably acknowledges without condition or reservation its obligation to fully indemnify the Indemnitee therefor, to assume the defense thereof with counsel reasonably acceptable to the Indemnitee. Should the Indemnifying Party so elect to assume the defense of a Third-Party Claim, the Indemnifying Party shall, within 30 days (or sooner if the nature of the Third-Party Claim so requires), notify the Indemnitee of its intent to do so, and the Indemnifying Party shall thereafter not be liable to the Indemnitee for legal or other expenses subsequently incurred by the Indemnitee in connection with the defense thereof; provided, however, that such Indemnitee shall have the right to employ counsel to represent such Indemnitee if, in such Indemnitee’s reasonable judgment, (A) a conflict of interest between such Indemnitee and such Indemnifying Party exists in respect of such claim which would make representation of both such Parties by one counsel inappropriate, or (B) the Third-Party Claim involves substantially different defenses for the Indemnifying Party and the Indemnitee, and in such event the fees and expenses of such single separate counsel shall be paid by such Indemnifying Party. If the Indemnifying Party assumes such defense, the Indemnitee shall have the right to participate in the defense thereof and to employ counsel, subject to the proviso of the preceding sentence, at its own expense, separate from the counsel employed by the Indemnifying Party, it being understood that the Indemnifying Party shall control such defense. The Indemnifying Party shall be liable for the fees and expenses of counsel employed by the Indemnitee for any period during which the Indemnifying Party has failed to assume the defense thereof (other than during the period prior to the time the Indemnitee shall have given notice of the Third-Party Claim as provided above). Additionally, the Indemnifying Party will lose his, her or its right to defend such Third-Party Claim if within 30 days after receipt of written notice of such Third-Party Claim, it elects not to (or fails to elect to) defend such Third-Party Claim (or is not entitled to continue the defense of such Third-Party Claim) or it thereafter fails or ceases to defend such Third-Party Claim, diligently and in good faith, and in any such event, the Indemnitee will have the right to conduct and control the defense with counsel of his, her or its choice (the reasonable and documented out-of-pocket cost of which (including reasonable attorneys’ fees) will be an indemnifiable Loss) of such Third-Party Claim.

(iv)   If the Indemnifying Party shall have assumed the defense of a Third-Party Claim, in no event will the Indemnitee admit any liability with respect to, or settle, compromise or discharge, any Third-Party Claim without the Indemnifying Party’s prior written consent; provided, however, that the Indemnitee shall have the right to settle, compromise or discharge such Third-Party Claim without the consent of the Indemnifying Party if the Indemnitee releases the Indemnifying Party from its indemnification obligation hereunder with respect to such Third-Party Claim and such settlement, compromise or discharge would not otherwise adversely affect the Indemnifying Party. The Indemnifying Party shall not enter into any settlement, compromise or discharge of a Third-Party Claim without the consent (not to be unreasonably withheld, conditioned or delayed) of the Indemnitee if the settlement (A) has the effect of permitting any injunction, declaratory judgment, other order or other non-monetary relief to be entered, directly or indirectly, against the Indemnitee, (B) does not completely release the Indemnitee from all Liabilities and obligations with respect to such claim, (C) includes a statement or admission of fault, culpability or failure to act by or on behalf of the Indemnitee, or (D) is otherwise prejudicial to the Indemnitee. If an Indemnifying Party elects not to assume the defense of a Third-Party Claim, or fails to notify an Indemnitee of its election to do so as provided herein, such Indemnitee may compromise, settle or defend such Third-Party Claim; provided that the Indemnitee shall not compromise or settle such Third-Party Claim without the consent of the Indemnifying Party, which consent is not to be unreasonably withheld, conditioned or delayed.

(v)    Notwithstanding the foregoing, the Indemnifying Party shall not be entitled to assume the defense of any Third-Party Claim (and shall be liable for the fees and expenses of counsel incurred by the Indemnitee in defending such Third-Party Claim) if the Third-Party Claim (a) seeks an order, injunction or other equitable relief or relief for other than money damages against the Indemnitee which the Indemnitee reasonably determines, after conferring with its counsel, cannot be separated from any related claim for money damages or (b) alleges a criminal violation. If such equitable relief or other relief portion of the Third-Party Claim can be so separated from that for money damages, the Indemnifying Party shall be entitled to assume the defense of the portion relating to money damages.

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(vi)   In the event of payment by an Indemnifying Party to any Indemnitee in connection with any Third-Party Claim, such Indemnifying Party shall be subrogated to and shall stand in the place of such Indemnitee as to any events or circumstances in respect of which such Indemnitee may have any right or claim relating to such Third-Party Claim. Such Indemnitee shall cooperate with such Indemnifying Party in a reasonable manner, and at the cost and expense of such Indemnifying Party, in prosecuting any subrogated right or claim.

(b)   The remedies provided in this Article V shall be cumulative and shall not preclude assertion by any Indemnitee of any other rights or the seeking of any and all other remedies against any Indemnifying Party.

Section 4.4    Indemnification Payments .

(a)   Indemnification required by this Article V shall be made by periodic payments of the amount thereof during the course of the investigation or defense, as and when bills are received or a Loss is incurred. If the Indemnifying Party fails to make an indemnification payment required by this Article V within 30 days after receipt of a bill therefore or notice that a Loss has been incurred, the Indemnifying Party shall also be required to pay interest on the amount of such indemnification payment, from the date of receipt of the bill or notice of the Loss to but not including the date of payment, at the Applicable Rate.

(b)   The amount of any claim by an Indemnitee under this Agreement shall be reduced to reflect any insurance proceeds actually received (net of costs or any mandatory premium increases) by any Indemnitee that result from the Losses that gave rise to such indemnity. Notwithstanding the foregoing, no Indemnitee will be obligated to seek recovery for any Losses from any Third-Party before seeking indemnification under this Agreement and in no event will an Indemnifying Party’s obligation to indemnify and hold harmless any Indemnitee pursuant to this Agreement be conditioned upon the status of the recovery of any offsetting amounts from any such Third-Party.

(c)   Except with respect to any indemnification payment for Losses relating to a breach of the Tax Matters Agreement, which indemnification payments shall be treated in accordance with the Tax Matters Agreement, and to the extent permitted by Law, the Parties will treat any indemnification payment paid pursuant to this Article V as a capital contribution made by Parent to SpinCo or as a distribution made by SpinCo to Parent, as the case may be, immediately prior to the Distribution.

Section 4.5    Survival of Indemnities. The rights and obligations of each of Parent and SpinCo and their respective Indemnitees under this Article V will survive the sale or transfer by any Party of any Assets or businesses or the assignment by it of any Liabilities.

Section 4.6    Limitation on Liability. Except as may expressly be set forth in this Agreement or any Ancillary Agreement, none of Parent, any other Parent Entity, SpinCo, or any other SpinCo Entity shall in any event have any Liability to the other Party or to any Entity affiliated with the other Party, or to any other Parent Indemnitee or SpinCo Indemnitee, as applicable, under this Agreement (a) to the extent that any such Liability resulted from any willful violation of Law or fraud by the Party seeking indemnification or (b) for any exemplary, punitive, special, indirect, consequential, remote or speculative damages (including in respect of lost profits or revenues), however caused and on any theory of liability (including negligence) arising in any way out of any provision of this agreement, whether or not such Party has been advised of the possibility of such damages. Notwithstanding the foregoing, the provisions of this Section 4.6 shall not limit an Indemnifying Party’s indemnification obligations with respect to any Liability that any Indemnitee may have to any Third-Party not affiliated with any Parent Entity or SpinCo Entity.

Article V.
LITIGATION MATTERS

Section 5.1    Litigation Matters. As of the Distribution Date, SpinCo shall, and, as applicable, shall cause the other SpinCo Entities to (i) diligently conduct, at its sole cost and expense, the defense of the SpinCo Actions and any applicable future SpinCo Actions; (ii) notify Parent of material litigation developments related to the SpinCo Actions in which Parent is a named Party; and (iii) agree not to file any cross claim or institute separate legal proceedings against Parent or any Parent Entity in relation to the SpinCo Actions. Upon the settlement or judgment of any SpinCo Action, SpinCo shall be responsible for all Liabilities arising out of such settlement or judgment. Parent shall promptly (a) provide any documents or other correspondence received in connection with any pending SpinCo Actions to SpinCo and (b) pay any amounts received in such settlement of any SpinCo Actions to SpinCo (net of any amounts due and

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owing to Parent or any of its Subsidiaries from SpinCo or any of its Subsidiaries). SpinCo agrees that at all times from and after the Effective Time, if an Action currently exists or is commenced by a Third-Party with respect to which Parent (or any Parent Entity) is a named defendant but such Action is otherwise not a Liability allocated to Parent under this Agreement or any Ancillary Agreement, then SpinCo shall use commercially reasonable efforts to cause the named but not liable defendant to be removed from such Action. Notwithstanding anything in this Section 5.1 to the contrary, Parent shall have the right to participate in the defense of any SpinCo Action from which it has not been removed, and to be represented by attorneys of its own choosing and at SpinCo’s sole cost and expense. SpinCo shall indemnify and hold harmless Parent and the other Parent Entities against SpinCo Liabilities arising in connection with any Action.

Article VI.
ACCESS TO INFORMATION

Section 6.1    Access to Information. From and after the Distribution Date through the third anniversary thereof, each of Parent and SpinCo shall afford to the other and its authorized Representatives reasonable access during normal business hours, subject to appropriate restrictions for classified, privileged or confidential information, to the Representatives, properties, and records (“Records”) of, in the possession of or in the control of the non-requesting Party and its Subsidiaries insofar as such access is reasonably required by the requesting Party and relates to such other Party or the conduct of its business prior to the Effective Time, in each case, at the requesting Party’s sole cost and expense. Notwithstanding the foregoing, neither Parent nor the SpinCo shall be required to provide such access if it reasonably determines that it would (A) materially disrupt or impair the business or operations of Parent or the SpinCo, as applicable, or any of its respective Subsidiaries, (B) cause a violation of any Contract to which Parent or SpinCo is a party, (C) constitute a violation of any applicable Law or (D) cause a material risk of disclosure of any information that in the reasonable judgment of Parent or SpinCo, as applicable, would result in the disclosure of any trade secrets of Third-Parties. Nothing herein shall require the Parent or SpinCo or any of their respective Subsidiaries to disclose information to the extent such information would result in a waiver of attorney-client privilege, work product doctrine or similar privilege or violate any confidentiality obligation of such Party existing as of the date of this Agreement (provided that such Party shall use reasonable best efforts to permit such disclosure to be made in a manner consistent with the protection of such privilege or to obtain any consent required to permit such disclosure to be made without violation of such confidentiality obligations, as applicable).

Section 6.2    Confidentiality.

(a)   Parent and the other Parent Entities, on the one hand, and SpinCo and the other SpinCo Entities, on the other hand, shall not use or permit the use of and shall keep, and shall cause their respective Representatives to keep, confidential all information concerning the other Party in their possession, their custody or under their control to the extent such information, (i) relates to or was acquired during the period up to the Effective Time, (ii) relates to any Ancillary Agreement, (iii) is obtained in the course of performing services for the other Party pursuant to any Ancillary Agreement or (iv) is based upon or is derived from information described in the preceding clauses (i), (ii) or (iii), and each Party shall not (without the prior written consent of the other) otherwise release or disclose such information to any other Person, except such Party’s Representatives, unless compelled to disclose such information by judicial or administrative process or unless such disclosure is required by Law and such Party has used commercially reasonable efforts to consult with the other affected Party or Parties prior to such disclosure and shall cooperate at the expense of the requesting Party in seeking any reasonable protective arrangements requested by such other Party. Subject to the foregoing, the Person that received such request may thereafter disclose or provide such information if and to the extent required by such Law or by lawful process or such Governmental Authority; provided, however, that the Person shall only disclose such portion of the information as required to be disclosed or provided.

(b)   Each Party shall be deemed to have satisfied its obligation to hold confidential any information concerning or owned by the other Party or any Entity affiliated with the other Party, if it exercises the same care as it takes to preserve confidentiality for its own similar information. The covenants in this Section 6.2 shall survive the Transactions and shall continue indefinitely; provided, however, that the covenants in this Section 6.2 shall terminate with respect to any information not constituting a trade secret under applicable Law on the second anniversary of the later of the Distribution Date or the date on which the Party subject to such covenants with respect to such information receives it (but any such termination shall not terminate or otherwise limit any other covenant or restriction regarding the disclosure or use of such information under any Ancillary Agreement or other agreement, instrument or legal

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obligation). This Section 6.2 shall not apply to information (a) that has been in the public domain through no fault of such Party, (b) that has been later lawfully acquired from other sources by such Party, provided that such source is not and was not bound by a confidentiality agreement, (c) the use or disclosure of which is permitted by this Agreement or any other Ancillary Agreement or any other agreement entered into pursuant hereto, (d) that is immaterial and its disclosure is required as part of the conduct of that Party’s business and would not reasonably be expected to be detrimental to the interests of the other Party or (e) that the other Party has agreed in writing may be so used or disclosed.

Section 6.3    Ownership of Information. Any information owned by one Party or any of its Subsidiaries that is provided to a requesting Party pursuant to this Article VI shall be deemed to remain the property of the providing Person. Unless specifically set forth herein, nothing contained in this Agreement shall be construed as granting or conferring rights of license or otherwise in any such information.

Section 6.4    Retention of Records. Except (a) as provided in the Tax Matters Agreement or (b) when a longer retention period is otherwise required by Law or agreed to in writing, the Parent Entities and the SpinCo Entities shall retain all Records relating to the CCDC Business and the SpinCo Business as of the Effective Time for the periods of time provided in each Party’s record retention policy (with respect to the documents of such Party and without regard to the Distribution or its effects) as in effect on the Distribution Date. Notwithstanding the foregoing, in lieu of retaining any specific Records, Parent or SpinCo may offer in writing to deliver such Records to the other and, if such offer is not accepted within 90 days, the offered Records may be destroyed or otherwise disposed of at any time. If a recipient of such offer shall request in writing prior to the scheduled date for such destruction or disposal that any of Records proposed to be destroyed or disposed of be delivered to such requesting Party, the Party proposing the destruction or disposal shall promptly arrange for delivery of such of the Records as was requested (at the cost of the requesting Party).

Article VII.
INSURANCE

Section 7.1    General. Parent and SpinCo acknowledge that the Insurance Policies and insurance coverage maintained in favor of the SpinCo Entities and CCDC (prior to the Distribution Date), are part of the corporate insurance program maintained by the SpinCo Entities and their respective Affiliates (such policies, the “Corporate Policies”), and such coverage will not be available or transferred to the CCDC or any other Parent Entity for any occurrence arising following the Distribution Date.

Article VIII.
MISCELLANEOUS

Section 8.1    Complete Agreement; Construction. This Agreement, including the Schedules, and the Ancillary Agreements shall constitute the entire agreement between the Parties with respect to the subject matter hereof and shall supersede all previous negotiations, commitments and writings with respect to such subject matter.

Section 8.2    Ancillary Agreements. Except as may be expressly stated herein, this Agreement is not intended to address, and should not be interpreted to address, the matters specifically and expressly covered by the Ancillary Agreements.

Section 8.3    Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement, and shall become effective when one or more such counterparts have been signed by each of the Parties and delivered to the other Party.

Section 8.4    Survival of Agreements. Except as otherwise contemplated by this Agreement, all covenants and agreements of the Parties contained in this Agreement shall survive the Distribution Date.

Section 8.5    Distribution Expenses. Except as otherwise expressly set forth in this Agreement or any Ancillary Agreement, all costs and expenses incurred on or prior to the Distribution Date (whether or not paid on or prior to the Distribution Date) in connection with the preparation, execution, delivery, printing and implementation of this Agreement and any Ancillary Agreement, the Registration Statement, the Distribution and the consummation of the transactions contemplated thereby, to the extent not paid by Parent prior to the Effective Time, shall be charged to and

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paid by SpinCo. Such expenses shall be deemed to be SpinCo Liabilities. Notwithstanding the foregoing, all costs and expenses incurred by SpinCo in connection with a potential private placement of SpinCo securities to be consummated following the Distribution shall be charged to and paid by SpinCo, and such expenses shall be deemed to be SpinCo Liabilities. Except as otherwise set forth in this Agreement or any Ancillary Agreement, each Party shall bear its own costs and expenses incurred after the Distribution Date. Any amount or expense to be paid or reimbursed by any Party to any other Party shall be so paid or reimbursed promptly after the existence and amount of such obligation is determined and written demand therefor is made.

Section 8.6    Notices. All notices and other communications hereunder shall be in writing, shall reference this Agreement and shall be hand delivered or mailed by registered or certified mail (return receipt requested) to the Parties at the following addresses (or at such other addresses for a Party as shall be specified by like notice) and will be deemed given on the date on which such notice is received:

If to SpinCo or, prior to the Distribution Date, to Parent, then to:

SilverSun Technologies, Inc.
120 Eagle Rock Avenue
East Hanover, NJ 07936
Attention: Mark Meller, Chief Executive Officer
Telephone: (973) 758-6100
Email:

with a copy (which shall not constitute notice) to:

Lucosky Brookman LLP
101 Wood Avenue South, 5th Floor
Woodbridge, NJ 08830
Attention: Joseph Lucosky; Christopher Haunschild
Email: jlucosky@lucbro.com; chaunschild@lucbro.com

To Parent or any Parent Entity following the Distribution Date, then to:

Rhodium Enterprises, Inc.
7546 Pebble Drive, Building 29
Fort Worth, Texas 76118
Attention: Chase Blackmon, Chief Executive Officer, Legal
E-Mail: legal@rhdm.com

with copy to (which shall not constitute notice) to:

Kirkland & Ellis LLP
609 Main Street
Houston, TX 77002
Attention: Thomas Laughlin, P.C.; Jack Shirley; Douglas E. Bacon, P.C.;
Matthew R. Pacey, P.C.; Anne Peetz
E-Mail: thomas.laughlin@kirkland.com; jack.shirley@kirkland.com;
doug.bacon@kirkland.com; matt.pacey@kirkland.com;
anne.peetz@kirkland.com

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Section 8.7    Waivers. The failure of any Party to require strict performance by any other Party of any provision in this Agreement will not waive or diminish that Party’s right to demand strict performance thereafter of that or any other provision hereof.

Section 8.8    Amendments. Subject to the terms of Section 8.11 and Section 8.13 hereof, this Agreement may not be modified or amended except by an agreement in writing signed by each of the Parties.

Section 8.9    Assignment. This Agreement shall not be assignable, in whole or in part, directly or indirectly, by any Party without the prior written consent of the other Party, and any attempt to assign any rights or obligations arising under this Agreement without such consent shall be void; provided, however, that either Party may assign this Agreement to a purchaser of all or substantially all of the properties and Assets of such Party so long as such purchases expressly assumes, in a written instrument in form reasonably satisfactory to the non-assigning Party, the due and punctual performance or observance of every agreement and covenant of this Agreement on the part of the assigning Party to be performed or observed.

Section 8.10  Successors and Assigns. The provisions to this Agreement shall be binding upon, inure to the benefit of and be enforceable by the Parties and their respective successors and permitted assigns.

Section 8.11  Termination. This Agreement (including Article V hereof) may be terminated and the Distribution may be amended, modified or abandoned at any time prior to the Distribution by and in the sole discretion of Parent and its Board of Directors without the approval of SpinCo or the stockholders of Parent. In the event of such termination, no Party shall have any Liability of any kind to any other Party or any other Person. After the Distribution, this Agreement may not be terminated except by an agreement in writing signed by the Parties; provided, however, that Article V shall not be terminated or amended after the Distribution in respect of a Third-Party beneficiary thereto without the consent of such Person.

Section 8.12  Subsidiaries. Each of the Parties shall cause to be performed, and hereby guarantees the performance of, all actions, agreements and obligations set forth herein to be performed by any entity that is contemplated to be a Subsidiary of such Party after the Distribution Date.

Section 8.13  Third-Party Beneficiaries. Except (a) as provided in Section 3.11 for the release of any Person provided thereunder, (b) as provided in Article V relating to Indemnitees, and (c) as specifically provided in any Ancillary Agreement, this Agreement and the Ancillary Agreements are solely for the benefit of the Parties and their respective Subsidiaries and Affiliates (including, with respect to Parent, the Parent Entities), and shall not be deemed to confer upon any other Person any remedy, claim, Liability, reimbursement, cause of action or other right in excess of those existing without reference to this Agreement.

Section 8.14  Title and Headings. Titles and headings to Sections herein are inserted for convenience of reference only and are not intended to be a part of or to affect the meaning or interpretation of this Agreement.

Section 8.15  Schedules. The Schedules shall be construed with and as an integral part of this Agreement to the same extent as if the same had been set forth verbatim herein.

Section 8.16  Governing Law. This Agreement shall be governed by and construed in accordance with the Laws of the State of Delaware applicable to Contracts made and to be performed in the state of Delaware.

Section 8.17  Consent to Jurisdiction. Each Party to this Agreement hereby irrevocably and unconditionally submits, for itself and its property, to the exclusive jurisdiction of the Chancery Court of the State of Delaware and any state appellate court therefrom within the State of Delaware (or, if the Chancery Court of the State of Delaware declines to accept jurisdiction over a particular matter, any state or federal court within the State of Delaware), in any action or proceeding arising out of or relating to this Agreement or the agreements delivered in connection herewith or the transactions contemplated hereby or thereby or for recognition or enforcement of any judgment relating thereto, and each of the Parties hereby irrevocably and unconditionally (a) agrees not to commence any such action or proceeding except in such courts, (b) agrees that any claim in respect of any such action or proceeding may be heard and determined in such courts, (c) waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any such action or proceeding in any such courts, and (d) waives, to the fullest extent permitted by law, the defense of an inconvenient forum to the maintenance of such action or

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proceeding in any such courts. Each of the Parties hereto agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law. Each Party irrevocably consents to service of process in the manner provided for notices in Section 8.6 hereof. Nothing in this Agreement will affect the right of any Party to serve process in any other manner permitted by law.

Section 8.18  Waiver of Jury Trial. THE PARTIES HEREBY IRREVOCABLY WAIVE ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT.

Section 8.19  Specific Performance. From and after the Distribution, in the event of any actual or threatened default in, or breach of, any of the terms, conditions and provisions of this Agreement, the Parties agree that the Party to this Agreement who is or is to be thereby aggrieved shall have the right to specific performance and injunctive or other equitable relief of its rights under this Agreement, in addition to any and all other rights and remedies at Law or in equity, and all such rights and remedies shall be cumulative. The Parties agree that, from and after the Distribution, the remedies at Law for any breach or threatened breach of this Agreement, including monetary damages, are inadequate compensation for any loss, that any defense in any action for specific performance that a remedy at Law would be adequate is hereby waived, and that any requirements for the securing or posting of any bond with such remedy are hereby waived.

Section 8.20  Severability. In the event any one or more of the provisions contained in this Agreement should be held invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions contained herein and therein shall not in any way be affected or impaired thereby. The Parties shall endeavor in good faith negotiations to replace the invalid, illegal or unenforceable provisions with valid provisions, the economic effect of which comes as close as possible to that of the invalid, illegal or unenforceable provisions.

[Signature Page Follows]

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IN WITNESS WHEREOF, the Parties have caused this Agreement to be duly executed as of the day and year first above written.

PARENT: SilverSun Technologies, Inc.
By:
Name:	Mark Meller
Title:	Chief Executive Officer
SPINCO: SilverSun Technologies Holdings, Inc.
By:
Name:	Joe Macaluso
Title:	Chief Financial Officer

Annex B-20

Annex C

FORM OF
FIFTH AMENDED AND RESTATED CERTIFICATE OF INCORPORATION
OF
SILVERSUN TECHNOLOGIES, INC.

The present name of the corporation is SilverSun Technologies, Inc. (the “Corporation”). [A Certificate of Incorporation of the Corporation was originally filed by the Corporation with the Secretary of State of the State of Delaware (“Delaware Secretary of State”) on October 3, 2002 under the name of iVoice Acquisition 1, Inc. A Certificate of Amendment to the Certificate of Incorporation was filed by the Corporation with the Delaware Secretary of State on April 24, 2003 under the name of Trey Industries, Inc. A second Certificate of Amendment to the Certificate of Incorporation was filed by the Corporation with the Delaware Secretary of State on September 5, 2003 under the name of Trey Resources, Inc. A Fourth Amended and Restated Certificate of Incorporation was filed by the Corporation with the Delaware Secretary of State on June 22, 2011 under the name SilverSun Technologies, Inc. A Certificate of Amendment to the Fourth Amended and Restated Certificate of Incorporation was filed by the Corporation with the Delaware Secretary of State on January 29, 2015 (collectively, the “Certificate of Incorporation”).] This Fifth Amended and Restated Certificate of Incorporation of the Corporation (the “Amended and Restated Certificate of Incorporation”), which amends, restates and integrates the provisions of the Fourth Amended and Restated Certificate of Incorporation, was duly adopted in accordance with the provisions of Sections 242 and 245 of the General Corporation Law of the State of Delaware. This Certificate shall become effective on the date of filing with the Delaware Secretary of State (the “Effective Time”). The Amended and Restated Certificate of Incorporation of the Corporation is hereby amended and restated to read in its entirety as follows:

Article I

Section 1.1    Name. The name of the Corporation is Rhodium Enterprises, Inc. (the “Corporation”).

Article II

Section 2.1    Address. The registered office of the Corporation in the State of Delaware is 251 Little Falls Drive, Wilmington, Delaware, New Castle County, 19808; and the name of the Corporation’s registered agent at such address is Corporate Services Company.

Article III

Section 3.1    Purpose. The purpose of the Corporation is to engage in any lawful act or activity for which corporations may now or hereafter be organized under the General Corporation Law of the State of Delaware (the “DGCL”).

Article IV

Section 4.1    Capitalization. The total number of shares of all classes of stock that the Corporation is authorized to issue is [  ] shares, consisting of (i) [ ] shares of Preferred Stock, par value $0.0001 per share (“Preferred Stock”), (ii) [  ] shares of Class A common stock, par value $0.0001 per share (“Class A Common Stock”), and (iii) [ ] shares of Class B common stock, par value $0.0001 per share (“Class B Common Stock” and, together with the Class A Common Stock, the “Common Stock”). The number of authorized shares of any of the Class A Common Stock, Class B Common Stock or Preferred Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority in voting power of the stock of the Corporation entitled to vote thereon irrespective of the provisions of Section 242(b)(2) of the DGCL (or any successor provision thereto), and no vote of the holders of any of the Class A Common Stock, Class B Common Stock or Preferred Stock voting separately as a class shall be required therefor, unless a vote of any such holder is required pursuant to this Amended and Restated Certificate of Incorporation (including any certificate of designation relating to any series of Preferred Stock). The Corporation may, but shall not be required to, issue certificates for fractions of a share where necessary to effect authorized transactions, or the Corporation may pay in cash the fair value of fractions of a share as of the time when those entitled to receive such fractions are determined, or it may issue scrip in registered or bearer form over the manual or facsimile signature of an officer of the Corporation or of its agent, exchangeable as therein provided for full shares, but such scrip shall not entitle the holder to any rights of a stockholder except as therein provided.

Annex C-1

Section 4.2    Preferred Stock.

(A)    The Board of Directors of the Corporation (the “Board”) is hereby expressly authorized, by resolution or resolutions, at any time and from time to time, to provide, out of the unissued shares of Preferred Stock, for one or more series of Preferred Stock and, with respect to each such series, to fix the number of shares constituting such series and the designation of such series, the voting powers (if any) of the shares of such series, and the powers, preferences and relative, participating, optional or other special rights, if any, and any qualifications, limitations or restrictions thereof, of the shares of such series and to cause to be filed with the Secretary of State of the State of Delaware a certificate of designation with respect thereto. The powers, preferences and relative, participating, optional and other special rights of each series of Preferred Stock, and the qualifications, limitations or restrictions thereof, if any, may differ from those of any and all other series at any time outstanding.

(B)    Except as otherwise required by law, holders of a series of Preferred Stock, as such, shall be entitled only to such voting rights, if any, as shall expressly be granted thereto by this Amended and Restated Certificate of Incorporation (including any certificate of designation relating to such series of Preferred Stock).

Section 4.3    Common Stock.

(A)    Voting Rights.

(1)    Subject to clause (2) below, each holder of Common Stock, as such, shall be entitled to one vote for each share of Common Stock held of record by such holder on all matters on which stockholders generally are entitled to vote.

(2)    Notwithstanding the foregoing, the holders of Class B Common Stock shall have the sole power to vote on any merger, consolidation or conversion in connection with the Up-C Reorganization or any necessary amendment to the charter to effect the Up-C Reorganization. For purposes of this provision, the Up-C Reorganization means any transaction or series of transactions intended to result in the Corporation and its subsidiaries no longer being structured as an umbrella partnership C corporation so long as (i) such transaction or series of transactions does not have a material adverse effect on the rights or preferences of the Class A Common Stock (in the sole determination of the independent members of the Board) and (ii) such transaction or series of transactions shall not be treated as resulting in a “Change of Control” under the Tax Receivable Agreement entered into on [ ], 2022.

(3)    Notwithstanding the foregoing and subject to clause (2) above, to the fullest extent permitted by law, holders of Common Stock, as such, shall have no voting power with respect to, and shall not be entitled to vote on, any amendment to this Amended and Restated Certificate of Incorporation (including any certificate of designation relating to any series of Preferred Stock) that relates solely to the terms of one or more outstanding series of Preferred Stock if the holders of such affected series are entitled, either separately or together with the holders of one or more other such series, to vote thereon pursuant to this Amended and Restated Certificate of Incorporation (including any certificate of designation relating to any series of Preferred Stock) or pursuant to the DGCL. Except as otherwise provided in this Amended and Restated Certificate of Incorporation or required by applicable law, the holders of Common Stock shall vote together as a single class (or, if the holders of one or more series of Preferred Stock are entitled to vote together with the holders of Common Stock, as a single class with the holders of such other series of Preferred Stock) on all matters submitted to a vote of the stockholders generally.

(B)    Dividends and Distributions.

(1)    Subject to applicable law and the rights, if any, of the holders of any outstanding series of Preferred Stock or any class or series of stock having a preference over or the right to participate with the Class A Common Stock with respect to the payment of dividends and other distributions in cash, property of the Corporation or shares of the Corporation’s capital stock, such dividends and other distributions may be declared and paid ratably on the Class A Common Stock out of the assets of the Corporation that are by law available therefor at such times and in such amounts as the Board in its discretion shall determine.

(2)    Dividends and other distributions shall not be declared or paid on the Class B Common Stock.

Annex C-2

(C)    Liquidation, Dissolution or Winding Up. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Corporation, after payment or provision for payment of the debts and other liabilities of the Corporation and subject to the rights, if any, of the holders of Preferred Stock or any class or series of stock having a preference over or the right to participate with the Class A Common Stock as to distributions upon dissolution or liquidation or winding up, the holders of all outstanding shares of Class A Common Stock shall be entitled to receive the remaining assets of the Corporation available for distribution ratably in proportion to the number of shares held by each such stockholder. The holders of shares of Class B Common Stock, as such, shall not be entitled to receive any assets of the Corporation in the event of any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Corporation.

(D)    Retirement of Class B Common Stock. In the event that any outstanding share of Class B Common Stock is not held by the holder of the associated Unit (as defined in the Fifth Amended and Restated Limited Liability Company Agreement of Rhodium Technologies, LLC, as it may be amended, restated, supplemented and otherwise modified from time to time (the “LLC Agreement”)), such share shall automatically and without further action on the part of the Corporation or any holder of Class B Common Stock be transferred to the Corporation for no consideration and thereupon shall be retired.

(E)    Shares Reserved for Issuance. Each Unit, together with a share of Class B Common Stock, shall be redeemable by Rhodium Technologies, LLC in exchange for a share of Class A Common Stock on the terms and subject to the conditions set forth in the LLC Agreement. In addition, the Corporation may elect to purchase any Unit, together with a share of Class B Common Stock, that is offered for redemption in exchange for a share of Class A Common Stock on the terms and subject to the conditions set forth in the LLC Agreement. The Corporation will at all times reserve and keep available out of its authorized but unissued shares of Class A Common Stock, solely for the purpose of issuance upon redemption or exchange of the outstanding Units, together with the shares of Class B Common Stock, for Class A Common Stock pursuant to the LLC Agreement, such number of shares of Class A Common Stock that shall be issuable upon any such redemption or exchange pursuant to the LLC Agreement; provided that nothing contained herein shall be construed to preclude Rhodium Technologies, LLC or the Corporation, as applicable, from satisfying its obligations in respect of any such redemption or exchange of Units, together with shares of Class B Common Stock, pursuant to the LLC Agreement by delivering to the holder of such Units, together with shares of Class B Common Stock, upon such redemption or exchange, cash in the amount permitted by and provided in the LLC Agreement or shares of Class A Common Stock which are held in the treasury of the Corporation. All shares of Class A Common Stock that shall be issued upon any such redemption or exchange will, upon issuance in accordance with the LLC Agreement, be validly issued, fully paid and non-assessable.

Article V

Section 5.1    Amendment of Certificate of Incorporation. Notwithstanding anything contained in this Amended and Restated Certificate of Incorporation to the contrary, at any time when Imperium (as defined below) beneficially owns, in the aggregate, less than thirty percent (30%) in voting power of the stock of the Corporation entitled to vote generally in the election of directors, in addition to any vote required by applicable law, the following provisions in this Amended and Restated Certificate of Incorporation may be amended, altered, repealed or rescinded, in whole or in part, or any provision inconsistent therewith or herewith may be adopted, only by the affirmative vote of the holders of at least sixty six and two thirds percent (662/3%) in voting power of all the then-outstanding shares of stock of the Corporation entitled to vote thereon, voting together as a single class: this Article V, Article VI, Article VII, Article VIII, Article IX and Article X. For the purposes of this Amended and Restated Certificate of Incorporation, beneficial ownership of shares shall be determined in accordance with Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Section 5.2    Amendment of Bylaws. The Board is expressly authorized to make, repeal, alter, amend and rescind, in whole or in part, the bylaws of the Corporation (as in effect from time to time, the “Bylaws”) without the assent or vote of the stockholders in any manner not inconsistent with the laws of the State of Delaware or this Amended and Restated Certificate of Incorporation. Notwithstanding anything to the contrary contained in this Amended and Restated Certificate of Incorporation or any provision of law that might otherwise permit a lesser vote of the stockholders, at any time when Imperium beneficially owns, in the aggregate, less than thirty percent (30%) in

Annex C-3

voting power of the stock of the Corporation entitled to vote generally in the election of directors, in addition to any vote of the holders of any class or series of capital stock of the Corporation required herein (including any certificate of designation relating to any series of Preferred Stock), the Bylaws or applicable law, the affirmative vote of the holders of at least sixty six and two thirds percent (662/3%) in voting power of all the then-outstanding shares of stock of the Corporation entitled to vote thereon, voting together as a single class, shall be required in order for the stockholders of the Corporation to alter, amend, repeal or rescind, in whole or in part, any provision of the Bylaws or to adopt any provision inconsistent therewith.

Article VI

Section 6.1    Board of Directors.

(A)    Except as provided in this Amended and Restated Certificate of Incorporation and the DGCL, the business and affairs of the Corporation shall be managed by or under the direction of the Board. Except as otherwise provided for or fixed pursuant to the provisions of Article IV (including any certificate of designation with respect to any series of Preferred Stock) and this Article VI relating to the rights of the holders of any series of Preferred Stock to elect additional directors, the total number of directors shall be determined from time to time exclusively by resolution adopted by the Board. The directors (other than those directors elected by the holders of any series of Preferred Stock, voting separately as a series or together with one or more other such series, as the case may be) shall consist of one class, with the initial term of office to expire at the first annual meeting of stockholders following the initial closing of the registered initial underwritten public offering of the Class A Common Stock (the “IPO Date”), and each director shall hold office until his successor shall have been duly elected and qualified, subject, however, to such director’s earlier death, resignation, disqualification or removal.

(B)    Subject to the rights granted to the holders of any one or more series of Preferred Stock then outstanding or the rights granted pursuant to the Stockholders’ Agreement, expected to be dated on or about [ ], 2022, by and among the Corporation and Imperium (together with its affiliates, subsidiaries, successors and assigns, collectively, “Imperium”) (the “Stockholders’ Agreement”), any newly created directorship on the Board that results from an increase in the number of directors and any vacancy occurring in the Board (whether by death, resignation, retirement, disqualification, removal or other cause) shall be filled by a majority of the directors then in office, although less than a quorum, by a sole remaining director or by the stockholders; provided, however, that at any time when Imperium beneficially owns, in the aggregate, less than thirty percent (30%) in voting power of the stock of the Corporation entitled to vote generally in the election of directors, any newly created directorship on the Board that results from an increase in the number of directors and any vacancy occurring in the Board shall be filled only by a majority of the directors then in office, although less than a quorum, or by a sole remaining director (and not by stockholders). Any director elected to fill a vacancy or newly created directorship shall hold office until the next election of the class for which such director shall have been chosen and until his or her successor shall be elected and qualified, or until his or her earlier death, resignation, retirement, disqualification or removal.

(C)    Subject to the rights granted under the Stockholders’ Agreement, any or all of the directors (other than the directors elected by the holders of any series of Preferred Stock, voting separately as a series or together with one or more other such series, as the case may be) may be removed at any time either with or without cause by the affirmative vote of a majority in voting power of all outstanding shares of stock of the Corporation entitled to vote thereon, voting as a single class; provided, however, that at any time when Imperium beneficially owns, in the aggregate, less than thirty percent (30%) in voting power of the stock of the Corporation entitled to vote generally in the election of directors, any such director or all such directors may be removed only for cause and only by the affirmative vote of the holders of at least sixty six and two thirds percent (662/3%) in voting power of all the then- outstanding shares of stock of the Corporation entitled to vote thereon, voting together as a single class.

(D)    During any period when the holders of any series of Preferred Stock, voting separately as a series or together with one or more series, have the right to elect additional directors, then upon commencement and for the duration of the period during which such right continues: (i) the then otherwise total authorized number of directors of the Corporation shall automatically be increased by such specified number of directors, and the holders of such Preferred Stock shall be entitled to elect the additional directors so provided for or fixed pursuant to said provisions, and (ii) each such additional director shall serve until such director’s successor shall have been duly elected and qualified, or until such director’s right to hold such office terminates pursuant to said provisions, whichever occurs

Annex C-4

earlier, subject to his or her earlier death, resignation, retirement, disqualification or removal. Except as otherwise provided by the Board in the resolution or resolutions establishing such series, whenever the holders of any series of Preferred Stock having such right to elect additional directors are divested of such right pursuant to the provisions of such stock, the terms of office of all such additional directors elected by the holders of such stock, or elected to fill any vacancies resulting from the death, resignation, disqualification or removal of such additional directors, shall forthwith terminate and the total authorized number of directors of the Corporation shall be reduced accordingly.

(E)    Elections of directors need not be by written ballot unless the Bylaws shall so provide.

Article VII

Section 7.1    Limitation on Liability of Directors and Officers.

(A)    No director of the Corporation shall be liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that this provision shall not eliminate or limit the liability of a director (i) for any breach of the director’s duty of loyalty to the Corporation or its stockholders; (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (iii) under Section 174 of the DGCL; or (iv) for any transaction from which the director derived an improper personal benefit. If the DGCL is amended hereafter to authorize the further elimination or limitation of the liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent authorized by the DGCL, as so amended.

(B)    No officer of the Corporation shall be liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as an officer; provided that this provision shall not eliminate or limit the liability of an officer (i) for any breach of the officer’s duty of loyalty to the Corporation or its stockholders, (ii) for any act or omission not in good faith or which involved intentional misconduct or a knowing violation of law, (iii) for any transaction from which the officer derived an improper personal benefit or (iv) for any action by or in the right of the Corporation. If the DGCL is amended hereafter to authorize the further elimination or limitation of the liability of officers, then the liability of an officer of the Corporation shall be eliminated or limited to the fullest extent authorized by the DGCL, as so amended.

(C)    Neither the amendment nor repeal of this Article VII, nor the adoption of any provision of this Amended and Restated Certificate of Incorporation, nor, to the fullest extent permitted by the DGCL, any modification of law shall eliminate, reduce or otherwise adversely affect any right or protection of a current or former director of the Corporation existing at the time of such amendment, repeal, adoption or modification.

Article VIII

Section 8.1    Consent of Stockholders in Lieu of Meeting. At any time when Imperium beneficially owns, in the aggregate, at least thirty percent (30%) in voting power of the stock of the Corporation entitled to vote generally in the election of directors, any action required or permitted to be taken at any annual or special meeting of stockholders of the Corporation may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action so taken, shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted and shall be delivered to the Corporation by delivery to its registered office in the State of Delaware, its principal place of business, or an officer or agent of the Corporation having custody of the books in which proceedings of meetings of stockholders are recorded. Delivery made to the Corporation’s registered office shall be made by hand or by certified or registered mail, return receipt requested. At any time when Imperium beneficially owns, in the aggregate, less than thirty percent (30%) in voting power of the stock of the Corporation entitled to vote generally in the election of directors, any action required or permitted to be taken by the stockholders of the Corporation must be effected at a duly called annual or special meeting of such holders and may not be effected by any consent in writing by such holders; provided, however, that any action required or permitted to be taken by the holders of Preferred Stock, voting separately as a series or separately as a class with one or more other such series, may be taken without a meeting, without prior notice and without a vote, to the extent expressly so provided by the applicable certificate of designation relating to such series of Preferred Stock.

Annex C-5

Section 8.2    Special Meetings of the Stockholders. Except as otherwise required by law and subject to the rights of the holders of any series of Preferred Stock, special meetings of the stockholders of the Corporation for any purpose or purposes may be called at any time only by or at the direction of the Board or the Chairman of the Board; provided, however, that at any time when Imperium beneficially owns, in the aggregate, at least thirty percent (30%) in voting power of the stock of the Corporation entitled to vote generally in the election of directors, special meetings of the stockholders of the Corporation for any purpose or purposes shall also be called by or at the direction of the Board or the Chairman of the Board at the request of Imperium.

Section 8.3    Annual Meetings of the Stockholders. An annual meeting of stockholders for the election of directors to succeed those whose terms expire and for the transaction of such other business as may properly come before the meeting, shall be held at such place, if any, on such date, and at such time as shall be fixed exclusively by resolution of the Board or a duly authorized committee thereof.

Article IX

Section 9.1    Competition and Corporate Opportunities.

(A)    In recognition and anticipation that (i) certain directors, principals, officers, employees and/or other representatives of Imperium (the “Sponsors”) and their respective Affiliates (as defined below) may serve as directors, officers or agents of the Corporation, (ii) the Sponsors and their respective Affiliates may now engage and may continue to engage in the same or similar activities or related lines of business as those in which the Corporation, directly or indirectly, may engage and/or other business activities that overlap with or compete with those in which the Corporation, directly or indirectly, may engage, and (iii) members of the Board who are not employees of the Corporation (the “Non-Employee Directors”) and their respective Affiliates may now engage and may continue to engage in the same or similar activities or related lines of business as those in which the Corporation, directly or indirectly, may engage and/or other business activities that overlap with or compete with those in which the Corporation, directly or indirectly, may engage, the provisions of this Article IX are set forth to regulate and define the conduct of certain affairs of the Corporation with respect to certain classes or categories of business opportunities as they may involve any of the Sponsors, the Non- Employee Directors or their respective Affiliates and the powers, rights, duties and liabilities of the Corporation and its directors, officers and stockholders in connection therewith.

(B)    None of (i) the Sponsors or any of their respective Affiliates or (ii) any Non-Employee Director (including any Non-Employee Director who serves as an officer of the Corporation in both his or her director and officer capacities) or his or her Affiliates (the Persons (as defined below) identified in (i) and (ii) above being referred to, collectively, as “Identified Persons” and, individually, as an “Identified Person”) shall, to the fullest extent permitted by law, have any duty to refrain from directly or indirectly (1) engaging in the same or similar business activities or lines of business in which the Corporation or any of its Affiliates now engages or proposes to engage or (2) otherwise competing with the Corporation or any of its Affiliates, and, to the fullest extent permitted by law, no Identified Person shall be liable to the Corporation or its stockholders or to any Affiliate of the Corporation for breach of any fiduciary duty solely by reason of the fact that such Identified Person engages in any such activities. To the fullest extent permitted by law, the Corporation hereby renounces any interest or expectancy in, or right to be offered an opportunity to participate in, any business opportunity that may be a corporate opportunity for an Identified Person and the Corporation or any of its Affiliates, except as provided in Section 9.1(C) of this Article IX. Subject to Section 9.1(C) of this Article IX, in the event that any Identified Person acquires knowledge of a potential transaction or other business opportunity that may be a corporate opportunity for itself, herself or himself and the Corporation or any of its Affiliates, such Identified Person shall, to the fullest extent permitted by law, have no duty to communicate or offer such transaction or other business opportunity to the Corporation or any of its Affiliates and, to the fullest extent permitted by law, shall not be liable to the Corporation or its stockholders or to any Affiliate of the Corporation for breach of any fiduciary duty as a stockholder, director or officer of the Corporation solely by reason of the fact that such Identified Person pursues or acquires such corporate opportunity for itself, herself or himself, or offers or directs such corporate opportunity to another Person.

(C)    The Corporation does not renounce its interest in any corporate opportunity offered to any Non-Employee Director (including any Non-Employee Director who serves as an officer of this Corporation) if such opportunity is expressly offered to such person solely in his or her capacity as a director or officer of the Corporation, and the provisions of Section 9.1(B) of this Article IX shall not apply to any such corporate opportunity.

Annex C-6

(D)    In addition to and notwithstanding the foregoing provisions of this Article IX, a corporate opportunity shall not be deemed to be a potential corporate opportunity for the Corporation if it is a business opportunity that (i) the Corporation is neither financially or legally able, nor contractually permitted to undertake, (ii) from its nature, is not in the line of the Corporation’s business or is of no practical advantage to the Corporation or (iii) is one in which the Corporation has no interest or reasonable expectancy.

(E)    For purposes of this Article IX, (i) “Affiliate” shall mean (a) in respect of any of the Sponsors, any Person that, directly or indirectly, is controlled by any of the Sponsors, controls any of the Sponsors or is under common control with any of the Sponsors and shall include any principal, member, director, partner, stockholder, officer, employee or other representative of any of the foregoing (other than the Corporation and any entity that is controlled by the Corporation), (b) in respect of a Non-Employee Director, any Person that, directly or indirectly, is controlled by such Non-Employee Director (other than the Corporation and any entity that is controlled by the Corporation) and (c) in respect of the Corporation, any Person that, directly or indirectly, is controlled by the Corporation; and (ii) “Person” shall mean any individual, corporation, general or limited partnership, limited liability company, joint venture, trust, association or any other entity.

(F)    To the fullest extent permitted by law, any Person purchasing or otherwise acquiring any interest in any shares of capital stock of the Corporation shall be deemed to have notice of and to have consented to the provisions of this Article IX.

Article X

Section 10.1    DGCL Section 203. The Corporation hereby expressly elects not to be governed by Section 203 of the DGCL.

Section 10.2    Severability. If any provision or provisions of this Amended and Restated Certificate of Incorporation shall be held to be invalid, illegal or unenforceable as applied to any circumstance for any reason whatsoever: (i) the validity, legality and enforceability of such provisions in any other circumstance and of the remaining provisions of this Amended and Restated Certificate of Incorporation (including, without limitation, each portion of any paragraph of this Amended and Restated Certificate of Incorporation containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) shall not, to the fullest extent permitted by applicable law, in any way be affected or impaired thereby and (ii) to the fullest extent permitted by applicable law, the provisions of this Amended and Restated Certificate of Incorporation (including, without limitation, each such portion of any paragraph of this Amended and Restated Certificate of Incorporation containing any such provision held to be invalid, illegal or unenforceable) shall be construed so as to permit the Corporation to protect its directors, officers, employees and agents from personal liability in respect of their good faith service to or for the benefit of the Corporation to the fullest extent permitted by law.

Section 10.3    Forum.

(A)    Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall, to the fullest extent permitted by law, be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or employee of the Corporation to the Corporation or the Corporation’s stockholders, (iii) any action asserting a claim against the Corporation or any director or officer of the Corporation arising pursuant to any provision of the DGCL or this Amended and Restated Certificate of Incorporation or the Bylaws (as either may be amended and/or restated from time to time), or (iv) any action asserting a claim governed by the internal affairs doctrine.

(B)    Unless the Corporation consents in writing to the selection of an alternative forum, the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act of 1933, as amended, or the Exchange Act.

(C)    To the fullest extent permitted by law, any person purchasing or otherwise acquiring any interest in shares of capital stock of the Corporation shall be deemed to have notice of and consented to the provisions of this Section 10.3.

* * * * *

Annex C-7

IN WITNESS WHEREOF, the Corporation has caused this Amended and Restated Certificate of Incorporation to be signed by [ ], its [ ], this day of [ ], 2022.

SILVERSUN TECHNOLOGIES, INC.

By: _______________________________________
Name:
Title:

[Signature Page to Amended and Restated Certificate of
Incorporation of SilverSun Technologies, Inc.]

Annex C-8

Annex D

Final Form

SILVERSUN TECHNOLOGIES, INC.

_____________________________________

2023 OMNIBUS INCENTIVE PLAN

_____________________________________

Article I
PURPOSE

The purpose of this SilverSun Technologies, Inc. 2023 Omnibus Incentive Plan (this “Plan”) is to promote the success of the Company’s business for the benefit of its stockholders by enabling the Company to offer Eligible Individuals cash and stock-based incentives in order to attract, retain, and reward such individuals and strengthen the mutuality of interests between such individuals and the Company’s stockholders. This Plan is effective as of the date set forth in Article XV.

Article II
DEFINITIONS

For purposes of this Plan, the following terms shall have the following meanings:

2.1    “Affiliate” means a corporation or other entity controlled by, controlling, or under common control with the Company. The term “control” (including, with correlative meaning, the terms “controlled by” and “under common control with”), as applied to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of management and policies of such Person, whether through the ownership of voting or other securities, by contract or otherwise.

2.2    “Applicable Law” means the requirements relating to the administration of equity-based awards and the related shares under U.S. state corporate law, U.S. federal and state securities laws, the rules of any stock exchange or quotation system on which the shares are listed or quoted, and any other applicable laws, including tax laws, of any U.S. or non-U.S. jurisdictions where Awards are, or will be, granted under this Plan.

2.3    “Award” means any award under this Plan of any Stock Option, Stock Appreciation Right, Restricted Stock, Restricted Stock Units, Dividend Equivalent Rights, Performance Award, Other Stock-Based Award, Cash Award, or Rhodium Technologies LLC Award. All Awards shall be evidenced by and subject to the terms of an Award Agreement.

2.4    “Award Agreement” means the written or electronic agreement, contract, certificate, or other instrument or document evidencing the terms and conditions of an individual Award. Each Award Agreement shall be subject to the terms and conditions of this Plan.

2.5    “Board” means the Board of Directors of the Company.

2.6    “Cash Award” means an Award granted to an Eligible Individual pursuant to Section 9.3 of this Plan and payable in cash at such time or times and subject to such terms and conditions as determined by the Committee in its sole discretion.

2.7    “Cause” means, unless otherwise determined by the Committee in the applicable Award Agreement, with respect to a Participant’s Termination of Service, the following: (a) in the case where there is no employment agreement, offer letter, consulting agreement, change in control agreement, or similar agreement in effect between the Company or an Affiliate and the Participant at the time of the grant of the Award (or where there is such agreement in effect but it does not define “cause” (or words of like import)), the Participant’s (i) commission of, or plea of guilty or no contest to, a felony or a crime involving moral turpitude or the commission of any other act involving willful malfeasance or

Annex D-1

material fiduciary breach with respect to the Company or an Affiliate; (ii) substantial and repeated failure to perform duties as reasonably directed by the person to whom the Participant reports; (iii) conduct that brings or is reasonably likely to bring the Company or an Affiliate negative publicity or into public disgrace, embarrassment, or disrepute; (iv) gross negligence or willful misconduct with respect to the Company or an Affiliate; (v) material violation of the Company’s written policies or codes of conduct, including written policies related to discrimination, harassment, performance of illegal or unethical activities, or ethical misconduct; or (vi) any breach of any non-competition, non-solicitation, no-hire, or confidentiality covenant between the Participant and the Company or an Affiliate; or (b) in the case where there is an employment agreement, offer letter, consulting agreement, change in control agreement, or similar agreement in effect between the Company or an Affiliate and the Participant at the time of the grant of the Award that defines “cause” (or words of like import), “cause” as defined under such agreement; provided, however, that with regard to any agreement under which the definition of “cause” only applies on occurrence of a change in control, such definition of “cause” shall not apply until a change in control (as defined in such agreement) actually takes place and then only with regard to a termination thereafter.

2.8    “Change in Control” means and includes each of the following, unless otherwise determined by the Committee in the applicable Award Agreement or other written agreement with a Participant approved by the Committee:

(a)     any Person (other than the Company, any trustee or other fiduciary holding securities under any employee benefit plan of the Company, or any company owned, directly or indirectly, by the stockholders of the Company in substantially the same proportions as their ownership of the Company), becoming the beneficial owner (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of securities of the Company representing fifty percent (50%) or more of the combined voting power of the Company’s then outstanding securities, excluding for purposes herein, acquisitions pursuant to a Business Combination (as defined below) that does not constitute a Change in Control as defined in Section 2.8(b);

(b)    a merger, reorganization, or consolidation of the Company or in which equity securities of the Company are issued (each, a “Business Combination”), other than a merger, reorganization or consolidation which would result in the voting securities of the Company outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity or its direct or indirect parent) more than fifty percent (50%) of the combined voting power of the voting securities of the Company or such surviving entity (or, as applicable, a direct or indirect parent of the Company or such surviving entity) outstanding immediately after such merger, reorganization or consolidation; provided, however, that a merger, reorganization or consolidation effected to implement a recapitalization of the Company (or similar transaction) in which no Person (other than those covered by the exceptions in Section 2.8(a)) acquires more than 50% of the combined voting power of the Company’s then outstanding securities shall not constitute a Change in Control;

(c)     during the period of two (2) consecutive years, individuals who, at the beginning of such period, constitute the Board together with any new director(s) (other than a director designated by a Person who has entered into an agreement with the Company to effect a transaction described in Sections 2.8(a) or (b)) whose election by the Board or nomination for election by the Company’s stockholders was approved by a vote of at least two-thirds of the directors then still in office who either were directors at the beginning of the two (2) year period or whose election or nomination for election was previously so approved, cease for any reason to constitute a majority thereof; or

(d)    a complete liquidation or dissolution of the Company or the consummation of a sale or disposition by the Company of all or substantially all of the Company’s assets other than the sale or disposition of all or substantially all of the assets of the Company to a Person or Persons who beneficially own, directly or indirectly, fifty percent (50%) or more of the combined voting power of the outstanding voting securities of the Company at the time of the sale.

For purposes of this Section 2.8, acquisitions of securities of the Company by Imperium, any of its respective affiliates, or any investment vehicle or fund controlled by or managed by, or otherwise affiliated with Imperium shall not constitute a Change in Control. Notwithstanding the foregoing, (i) with respect to any Award that is characterized as “nonqualified deferred compensation” within the meaning of Section 409A of the Code, an event shall not be considered to be a Change in Control under this Plan for purposes of payment of such Award unless such event is also a “change in ownership,” a “change in effective control,” or a “change in the ownership of a substantial portion of the assets” of the Company within the meaning of Section 409A of the Code and (ii) with respect to any Rhodium Technologies LLC Award, for purposes of this Section 2.8, the term “Company” shall be replaced with “Rhodium Technologies LLC.”

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2.9    “Change in Control Price” means the highest price per Share paid in any transaction related to a Change in Control as determined by the Committee in its discretion.

2.10  “Code” means the U.S. Internal Revenue Code of 1986, as amended from time to time. Any reference to any section of the Code shall also be a reference to any successor provision and any guidance and treasury regulation promulgated thereunder.

2.11  “Committee” means any committee of the Board duly authorized by the Board to administer this Plan; provided, however, that unless otherwise determined by the Board, the Committee shall consist solely of two or more members of the Board who are each (a) a “non-employee director” within the meaning of Rule 16b-3(b), and (b) “independent” under the listing standards or rules of the securities exchange upon which the Common Stock is traded, but only to the extent such independence is required in order to take the action at issue pursuant to such standards or rules. If no committee is duly authorized by the Board to administer this Plan, the term “Committee” shall be deemed to refer to the Board for all purposes under this Plan. The Board may abolish any Committee or re-vest in itself any previously delegated authority from time to time, and will retain the right to exercise the authority of the Committee to the extent consistent with Applicable Law.

2.12  “Common Stock” means the Class A common stock, $0.001 par value per share, of the Company.

2.13  “Company” means SilverSun Technologies, Inc., a Delaware corporation, and its successors by operation of law.

2.14  “Consultant” means any natural person who is an advisor or consultant or other service provider to the Company or any of its Affiliates.

2.15  “Detrimental Conduct” means, as determined by the Company, a Participant’s serious misconduct or unethical behavior, including any of the following: (a) any violation by the Participant of a restrictive covenant agreement that the Participant has entered into with the Company or an Affiliate (covering, for example, confidentiality, non-competition, non-solicitation, non-disparagement, etc.); (b) any conduct by the Participant that could result in the Participant’s Termination of Service for Cause; (c) the commission of a criminal act by the Participant performed in the workplace, that subjects, or if generally known would subject, the Company or an Affiliate to public ridicule or embarrassment, or other improper or intentional conduct by the Participant causing reputational harm to the Company, an Affiliate, or a client or former client of the Company or an Affiliate; (d) the Participant’s breach of a fiduciary duty owed to the Company or an Affiliate or a client or former client of the Company or an Affiliate; (e) the Participant’s intentional violation, or grossly negligent disregard, of the Company’s or an Affiliate’s policies, rules, or procedures; or (f) the Participant taking or maintaining trading positions that result in a need to restate financial results in a subsequent reporting period or that result in a significant financial loss to the Company or an Affiliate.

2.16  “Disability” means, unless otherwise determined by the Committee in the applicable Award Agreement, with respect to a Participant’s Termination of Service, that the Participant is unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment, after accounting for reasonable accommodations (if applicable and required by Applicable Law); provided, however, for purposes of an Incentive Stock Option, the term Disability shall have the meaning ascribed to it under Section 22(e)(3) of the Code. The determination of whether an individual has a Disability shall be determined by the Committee, and the Committee may rely on any determination that a Participant is disabled for purposes of benefits under any long-term disability plan in which a Participant participates that is maintained by the Company or any Affiliate.

2.17  “Dividend Equivalent Rights” means a right granted to a Participant under this Plan to receive the equivalent value (in cash or Shares) of dividends paid on Shares.

2.18  “Effective Date” means the effective date of this Plan as defined in Article XV.

2.19  “Eligible Employee” means each employee of the Company or any of its Affiliates. An employee on a leave of absence may be an Eligible Employee.

2.20  “Eligible Individual” means an Eligible Employee, Non-Employee Director, or Consultant who is designated by the Committee in its discretion as eligible to receive Awards subject to the terms and conditions set forth herein.

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2.21  “Exchange Act” means the Securities Exchange Act of 1934, as amended from time to time. Reference to a specific section of the Exchange Act or regulation thereunder shall include such section or regulation, any valid regulation or interpretation promulgated under such section, and any comparable provision of any future legislation or regulation amending, supplementing, or superseding such section or regulation.

2.22  “Fair Market Value” means, for purposes of this Plan, unless otherwise required by any applicable provision of the Code or any regulations issued thereunder, as of any date and except as provided below, the last sales price reported for the Common Stock on the applicable date: (a) as reported on the principal national securities exchange in the United States on which it is then traded, listed or otherwise reported or quoted or (b) if the Common Stock is not traded, listed, or otherwise reported or quoted, the Committee shall determine in good faith the Fair Market Value in whatever manner it considers appropriate, taking into account the requirements of Section 409A of the Code. For purposes of the grant of any Award, the applicable date shall be the trading day immediately prior to the date on which the Award is granted. For purposes of the exercise of any Award, the applicable date shall be the date a notice of exercise is received by the Committee or, if not a date on which the applicable market is open, the next day that it is open.

2.23  “Family Member” means “family member” as defined in Section A.1.(a)(5) of the general instructions of Form S-8.

2.24  “Imperium” means Imperium Investments Holdings LLC, a Wyoming limited liability company.

2.25  “Incentive Stock Option” means any Stock Option granted to an Eligible Employee who is an employee of the Company, its Parents or its Subsidiaries under this Plan and that is intended to be, and is designated as, an “Incentive Stock Option” within the meaning of Section 422 of the Code.

2.26  “LLC Agreement” means that certain Fifth Amended and Restated Operating Agreement for Rhodium Technologies LLC, effective as of [•], 2023, as amended, restated or otherwise modified from time to time.

2.27  “Non-Employee Director” means a director on the Board who is not an employee of the Company.

2.28  “Non-Qualified Stock Option” means any Stock Option granted under this Plan that is not an Incentive Stock Option.

2.29  “Other Stock-Based Award” means an Award granted under Article IX of this Plan that is valued in whole or in part by reference to, or is payable in or otherwise based on, Shares, but may be settled in the form of Shares or cash.

2.30  “Parent” means any parent corporation of the Company within the meaning of Section 424(e) of the Code.

2.31  “Participant” means an Eligible Individual to whom an Award has been granted pursuant to this Plan.

2.32  “Performance Award” means an Award granted under Article VIII of this Plan contingent upon achieving certain Performance Goals.

2.33  “Performance Goals” means goals established by the Committee as contingencies for Awards to vest and/or become exercisable or distributable.

2.34  “Performance Period” means the designated period during which the Performance Goals must be satisfied with respect to the Award to which the Performance Goals relate.

2.35  “Person” means any “person” as such term is used in Sections 13(d) and 14(d) of the Exchange Act.

2.36  “Restricted Stock” means an Award of Shares granted under Article VII of this Plan.

2.37  “Restricted Stock Unit” means an unfunded, unsecured right to receive, on the applicable settlement date, one Share or an amount in cash or other consideration determined by the Committee to be of equal value as of such settlement date, subject to certain vesting conditions and other restrictions.

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2.38  “Rhodium Technologies LLC” means Rhodium Technologies LLC, a Delaware limited liability company.

2.39  “Rhodium Technologies LLC Award” means any award described in Article X.

2.40  “Rhodium Technologies LLC Common Unit Awards” means an award described in Section 10.1.

2.41  “Rhodium Technologies LLC Incentive Unit” means an “Incentive Unit” of Rhodium Technologies LLC as defined in the LLC Agreement.

2.42  “Rhodium Technologies LLC Unit” means a “Unit” of Rhodium Technologies LLC as defined in the LLC Agreement.

2.43  “Rule 16b-3” means Rule 16b-3 under Section 16(b) of the Exchange Act as then in effect or any successor provision.

2.44  “Section 409A of the Code” means the nonqualified deferred compensation rules under Section 409A of the Code and any applicable treasury regulations and other official guidance thereunder.

2.45  “Securities Act” means the Securities Act of 1933, as amended, and all rules and regulations promulgated thereunder. Reference to a specific section of the Securities Act or regulation thereunder shall include such section or regulation, any valid regulation or interpretation promulgated under such section, and any comparable provision of any future legislation or regulation amending, supplementing, or superseding such section or regulation.

2.46  “Shares” means shares of Common Stock or Rhodium Technologies LLC Units, as applicable.

2.47  “Stock Appreciation Right” means a stock appreciation right granted under Article VI of this Plan.

2.48  “Stock Option” or “Option” means any option to purchase Shares granted pursuant to Article VI of this Plan.

2.49  “Subsidiary” means any subsidiary corporation of the Company within the meaning of Section 424(f) of the Code.

2.50  “Ten Percent Stockholder” means a Person owning stock representing more than ten percent (10%) of the total combined voting power of all classes of stock of the Company, its Parent or its Subsidiaries.

2.51  “Termination of Service” means the termination of the applicable Participant’s employment with, or performance of services for, the Company and its Affiliates. Unless otherwise determined by the Committee, (a) if a Participant’s employment or services with the Company and its Affiliates terminates but such Participant continues to provide services to the Company and its Affiliates in a non-employee capacity, such change in status shall not be deemed a Termination of Service with the Company and its Affiliates and (b) a Participant employed by, or performing services for an Affiliate that ceases to be an Affiliate shall also be deemed to have incurred a Termination of Service provided the Participant does not immediately thereafter become an employee of the Company or another Affiliate. Notwithstanding the foregoing provisions of this definition, with respect to any Award that constitutes a “nonqualified deferred compensation plan” within the meaning of Section 409A of the Code, a Participant shall not be considered to have experienced a “Termination of Service” unless the Participant has experienced a “separation from service” within the meaning of Section 409A of the Code.

Article III
ADMINISTRATION

3.1    Authority of the Committee. This Plan shall be administered by the Committee. Subject to the terms of this Plan and Applicable Law, the Committee shall have full authority to grant Awards to Eligible Individuals under this Plan. In particular, the Committee shall have the authority to:

(a)     determine whether and to what extent Awards, or any combination thereof, are to be granted hereunder to one or more Eligible Individuals;

(b)    determine the number of Shares to be covered by each Award granted hereunder;

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(c)     determine the terms and conditions, not inconsistent with the terms of this Plan, of any Award granted hereunder (including, but not limited to, the exercise or purchase price (if any), any restriction or limitation, any vesting schedule or acceleration thereof, or any forfeiture restrictions or waiver thereof, regarding any Award and the Shares, if any, relating thereto, based on such factors, if any, as the Committee shall determine, in its sole discretion);

(d)    determine the amount of cash to be covered by each Award granted hereunder;

(e)     determine whether, to what extent, and under what circumstances grants of Options and other Awards under this Plan are to operate on a tandem basis and/or in conjunction with or apart from other awards made by the Company outside of this Plan;

(f)     determine whether and under what circumstances an Award may be settled in cash, Shares, other property, or a combination of the foregoing;

(g)    determine whether, to what extent and under what circumstances cash, Shares, or other property and other amounts payable with respect to an Award under this Plan shall be deferred either automatically or at the election of the Participant;

(h)    modify, waive, amend, or adjust the terms and conditions of any Award, at any time or from time to time, including but not limited to Performance Goals;

(i)     determine whether a Stock Option is an Incentive Stock Option or Non-Qualified Stock Option;

(j)     determine whether to require a Participant, as a condition of the granting of any Award, to not sell or otherwise dispose of Shares acquired pursuant to the exercise or vesting of an Award for a period of time as determined by the Committee, in its sole discretion, following the date of the acquisition of such Award or Shares; and

(k)    modify, extend, or renew an Award, subject to Article XII and Section 6.8(g) of this Plan.

3.2    Guidelines. Subject to Article XII of this Plan, the Committee shall have the authority to adopt, alter, and repeal such administrative rules, guidelines, and practices governing this Plan and perform all acts, including the delegation of its responsibilities (to the extent permitted by Applicable Law and applicable stock exchange rules), as it shall, from time to time, deem advisable; to construe and interpret the terms and provisions of this Plan and any Award issued under this Plan (and any agreements or sub-plans relating thereto); and to otherwise supervise the administration of this Plan. The Committee may correct any defect, supply any omission, or reconcile any inconsistency in this Plan or in any agreement relating thereto in the manner and to the extent it shall deem necessary to effectuate the purpose and intent of this Plan. The Committee may adopt special rules, sub-plans, guidelines, and provisions for persons who are residing in or employed in, or subject to, the taxes of any domestic or foreign jurisdictions to satisfy or accommodate applicable foreign laws or to qualify for preferred tax treatment of such domestic or foreign jurisdictions.

3.3    Decisions Final. Any decision, interpretation, or other action made or taken in good faith by or at the direction of the Company, the Board, or the Committee (or any of its members) arising out of or in connection with this Plan shall be within the absolute discretion of all and each of them, as the case may be, and shall be final, binding, and conclusive on the Company and all employees and Participants and their respective heirs, executors, administrators, successors, and assigns.

3.4    Designation of Consultants/Liability; Delegation of Authority.

(a)     The Committee may employ such legal counsel, consultants, and agents as it may deem desirable for the administration of this Plan and may rely upon any opinion received from any such counsel or consultant and any computation received from any such consultant or agent. Expenses incurred by the Committee or the Board in the engagement of any such counsel, consultant, or agent shall be paid by the Company. The Committee, its members, and any person designated pursuant to this Section 3.4 shall not be liable for any action or determination made in good faith with respect to this Plan. To the maximum extent permitted by Applicable Law, no officer of the Company or member or former member of the Committee or of the Board shall be liable for any action or determination made in good faith with respect to this Plan or any Award granted under it.

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(b)    The Committee may delegate any or all of its powers and duties under this Plan to a subcommittee of directors or to any officer of the Company, including the power to perform administrative functions (including executing agreements or other documents on behalf of the Committee) and grant Awards; provided, that such delegation does not (i) violate Applicable Law, or (ii) result in the loss of an exemption under Rule 16b-3(d)(1) for Awards granted to Participants subject to Section 16 of the Exchange Act in respect of the Company. Upon any such delegation, all references in this Plan to the “Committee,” shall be deemed to include any subcommittee or officer of the Company to whom such powers have been delegated by the Committee. Any such delegation shall not limit the right of such subcommittee members or such an officer to receive Awards; provided, however, that such subcommittee members and any such officer may not grant Awards to himself or herself, a member of the Board, or any executive officer of the Company or an Affiliate, or take any action with respect to any Award previously granted to himself or herself, a member of the Board, or any executive officer of the Company or an Affiliate. The Committee may also designate employees or professional advisors who are not executive officers of the Company or members of the Board to assist in administering this Plan, provided, however, that such individuals may not be delegated the authority to grant or modify any Awards that will, or may, be settled in Shares.

3.5    Indemnification. To the maximum extent permitted by Applicable Law and to the extent not covered by insurance directly insuring such person, each current and former officer or employee of the Company or any of its Affiliates and member or former member of the Committee or the Board shall be indemnified and held harmless by the Company against any cost or expense (including reasonable fees of counsel acceptable to the Committee) or liability (including any sum paid in settlement of a claim with the approval of the Committee), and advanced amounts necessary to pay the foregoing at the earliest time and to the fullest extent permitted, arising out of any act or omission to act in connection with the administration of this Plan, except to the extent arising out of such officer’s, employee’s, member’s, or former member’s own fraud or bad faith. Such indemnification shall be in addition to any right of indemnification that the current or former employee, officer or member may have under Applicable Law or under the by-laws of the Company or any of its Affiliates. Notwithstanding anything else herein, this indemnification will not apply to the actions or determinations made by an individual with regard to Awards granted to such individual under this Plan.

Article IV
SHARE LIMITATION

4.1    Shares. The aggregate number of Shares that may be issued or used for reference purposes or with respect to which Awards may be granted under this Plan shall not exceed [•]1 Shares (subject to any increase or decrease pursuant to this Article IV), which may be either authorized and unissued Shares or Shares held in or acquired for the treasury of the Company or both. The number of Shares that may be issued or used for reference purposes or with respect to which Awards may be granted under this Plan shall be subject to an automatic annual increase on January 1 of each calendar year beginning in 2024, and ending and including 2033, equal to the lesser of (a) 3% of the aggregate number of Shares and shares of Class B common stock, in each case, outstanding on December 31 of the immediately preceding calendar year and (b) such smaller number of Shares as is determined by the Board. Any Shares granted in connection with any Awards under this Plan, including Rhodium Technologies LLC Awards, shall reduce the number of Shares that may be issued or used for reference purposes or with respect to which Awards may be granted under this Plan on a one-for-one basis (i.e., each Rhodium Technologies LLC Unit or Rhodium Technologies LLC Incentive Unit, as applicable, subject to a Rhodium Technologies LLC Award shall be treated as one share of Common Stock). Rhodium Technologies LLC Awards shall be delivered, if applicable, in accordance with the LLC Agreement. The aggregate number of Shares that may be issued or used with respect to any Incentive Stock Option shall not exceed [•]2 Shares (subject to any increase or decrease pursuant to Section 4.1). Any Awards under this Plan that are settled in cash shall not be counted against the foregoing maximum share limitations. Any Shares subject to an Award that expires or is canceled, forfeited, or terminated without issuance of the full number of Shares to which the Award related will again be available for issuance under this Plan. Notwithstanding anything to the contrary contained herein, Shares subject to an Award under this Plan shall again be made available for issuance or delivery under this Plan if such Shares are (i) Shares tendered in payment of an Option, (ii) Shares delivered or withheld by the Company to satisfy any tax withholding obligation, (iii) Shares covered by a stock-settled Stock Appreciation Right or other Awards that were not issued upon the settlement of the Award, or (iv) Shares subject to an Award that expires or is canceled, forfeited, or terminated without issuance of the full number of Shares to which the Award related.

____________

1        Note to Draft: To be equal to 10% of Class A and Class B common shares.

2        Note to Draft: To be equal to the share reserve number.

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4.2    Substitute Awards. In connection with an entity’s merger or consolidation with the Company or the Company’s acquisition of an entity’s property or stock, the Committee may grant Awards in substitution for any options or other stock or stock-based awards granted before such merger or consolidation by such entity or its affiliate (“Substitute Awards”). Substitute Awards may be granted on such terms as the Committee deems appropriate, notwithstanding limitations on Awards in this Plan. Substitute Awards will not count against the Shares authorized for grant under this Plan (nor shall Shares subject to a Substitute Award be added to the Shares available for Awards under this Plan as provided under Section 4.1 above), except that Shares acquired by exercise of substitute Incentive Stock Options will count against the maximum number of Shares that may be issued pursuant to the exercise of Incentive Stock Options under this Plan, as set forth in Section 4.1 above. Additionally, in the event that a Person acquired by the Company or any Subsidiary or with which the Company or any Subsidiary combines has shares available under a pre-existing plan approved by stockholders and not adopted in contemplation of such acquisition or combination, the shares available for grants pursuant to the terms of such pre-existing plan (as adjusted, to the extent appropriate, using the exchange ratio or other adjustment or valuation ratio or formula used in such acquisition or combination to determine the consideration payable to the holders of common stock of the entities party to such acquisition or combination) may be used for Awards under this Plan and shall not reduce the Shares authorized for grant under this Plan (and Shares subject to such Awards shall not be added to the Shares available for Awards under this Plan as provided under Section 4.1 above); provided that Awards using such available shares shall not be made after the date awards or grants could have been made under the terms of the pre-existing plan, absent the acquisition or combination, and shall only be made to individuals who were not Eligible Employees or Non-Employee Directors prior to such acquisition or combination.

4.3    Adjustments.

(a)     The existence of this Plan and the Awards granted hereunder shall not affect in any way the right or power of the Board or the stockholders of the Company or Rhodium Technologies LLC to make or authorize (i) any adjustment, recapitalization, reorganization, or other change in the Company’s or Rhodium Technologies LLC’s capital structure or its business, (ii) any merger or consolidation of the Company, Rhodium Technologies LLC or any of their Affiliates, (iii) any issuance of bonds, debentures, or preferred or prior preference stock ahead of or affecting the Shares, (iv) the dissolution or liquidation of the Company, Rhodium Technologies LLC or any of their Affiliates, (v) any sale or transfer of all or part of the assets or business of the Company, Rhodium Technologies LLC or any of their Affiliates, or (vi) any other corporate act or proceeding.

(b)    Subject to the provisions of Section 11.1:

(i)      If the Company or Rhodium Technologies LLC at any time subdivides (by any split, recapitalization or otherwise) the outstanding Shares into a greater number of Shares, or combines (by reverse split, combination, or otherwise) its outstanding Shares into a lesser number of Shares, then the respective exercise prices for outstanding Awards that provide for a Participant-elected exercise and the number of Shares covered by outstanding Awards shall be appropriately adjusted by the Committee to prevent dilution or enlargement of the rights granted to, or available for, Participants under this Plan; provided, that the Committee in its sole discretion shall determine whether an adjustment is appropriate.

(ii)     Excepting transactions covered by Section 4.3(b)(i), if the Company or Rhodium Technologies LLC effects any merger, consolidation, statutory exchange, spin-off, reorganization, sale or transfer of all or substantially all the Company’s or Rhodium Technologies LLC’s assets or business, or other corporate transaction or event in such a manner that the Company’s or Rhodium Technologies LLC’s outstanding Shares are converted into the right to receive (or the holders of Common Stock are entitled to receive in exchange therefor), either immediately or upon liquidation of the Company or Rhodium Technologies LLC, securities or other property of the Company, Rhodium Technologies LLC or other entity, then, subject to the provisions of Section 11.1, (A) the aggregate number or kind of securities that thereafter may be issued under this Plan, (B) the number or kind of securities or other property (including cash) to be issued pursuant to Awards granted under this Plan (including as a result of the assumption of this Plan and the obligations hereunder by a successor entity, as applicable), or (C) the exercise or purchase price thereof, shall be appropriately adjusted by the Committee to prevent dilution or enlargement of the rights granted to, or available for, Participants under this Plan.

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(iii)    If there shall occur any change in the capital structure of the Company or Rhodium Technologies LLC other than those covered by Section 4.3(b)(i) or 4.3(b)(ii), any conversion, any adjustment, or any issuance of any class of securities convertible or exercisable into, or exercisable for, any class of equity securities of the Company or Rhodium Technologies LLC, then the Committee shall adjust any Award and make such other adjustments to this Plan to prevent dilution or enlargement of the rights granted to, or available for, Participants under this Plan.

(iv)    In the event of any pending stock dividend, stock split, combination or exchange of shares, merger, consolidation or other distribution (other than normal cash dividends) of assets of the Company or Rhodium Technologies LLC to their respective equityholders, or any other extraordinary transaction or change affecting the Shares or the Share price, including any securities offering or other similar transaction, for administrative convenience, the Committee may refuse to permit the exercise of any Award for up to sixty (60) days before or after such transaction.

(v)     The Committee may adjust the Performance Goals applicable to any Awards to reflect any unusual or non-recurring events and other extraordinary items, impact of charges for restructurings, discontinued operations, and the cumulative effects of accounting or tax changes, each as defined by generally accepted accounting principles or as identified in the Company’s financial statements, notes to the financial statements, management’s discussion and analysis, or other Company public filing.

(vi)    Any such adjustment determined by the Committee pursuant to this Section 4.3(b) shall be final, binding, and conclusive on the Company and all Participants and their respective heirs, executors, administrators, successors, and permitted assigns. Any adjustment to, or assumption or substitution of, an Award under this Section 4.3(b) shall be intended to comply with the requirements of Section 409A of the Code and Treasury Regulation §1.424-1 (and any amendments thereto), to the extent applicable. Except as expressly provided in this Section 4.3 or in the applicable Award Agreement, a Participant shall have no additional rights under this Plan by reason of any transaction or event described in this Section 4.3.

4.4    Annual Limit on Non-Employee Director Compensation. In each calendar year during any part of which this Plan is in effect, a Non-Employee Director may not receive Awards for such individual’s service on the Board that, taken together with any cash fees paid to such Non-Employee Director during such calendar year for such individual’s service on the Board, have a value in excess of $750,000 (calculating the value of any such Awards based on the grant date fair value of such Awards for financial reporting purposes); provided, that (a) the Committee may make exceptions to this limit, except that the Non-Employee Director receiving such additional compensation may not participate in the decision to award such compensation or in other contemporaneous decisions involving compensation for Non-Employee Directors and (b) for any calendar year in which a Non-Employee Director (i) first commences service on the Board, (ii) serves on a special committee of the Board, or (iii) serves as lead director or non-executive chair of the Board, additional compensation may be provided to such Non-Employee Director in excess of such limit; provided, further, that the limit set forth in this Section 4.4 shall be applied without regard to Awards or other compensation, if any, provided to a Non-Employee Director during any period in which such individual was an employee of the Company or any Affiliate or was otherwise providing services to the Company or to any Affiliate other than in the capacity as a Non-Employee Director.

Article V
ELIGIBILITY

5.1    General Eligibility. All current and prospective Eligible Individuals are eligible to be granted Awards. Eligibility for the grant of Awards and actual participation in this Plan shall be determined by the Committee in its sole discretion. No Eligible Individual will automatically be granted any Award under this Plan.

5.2    Incentive Stock Options. Notwithstanding the foregoing, only Eligible Employees who are employees of the Company, its Parents or its Subsidiaries are eligible to be granted Incentive Stock Options under this Plan. Eligibility for the grant of an Incentive Stock Option and actual participation in this Plan shall be determined by the Committee in its sole discretion.

5.3    General Requirement. The vesting and exercise of Awards granted to a prospective Eligible Individual are conditioned upon such individual actually becoming an Eligible Employee, Consultant, or Non-Employee Director, as applicable.
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Article VI
STOCK OPTIONS; STOCK APPRECIATION RIGHTS

6.1    General. Stock Options or Stock Appreciation Rights may be granted alone or in addition to other Awards granted under this Plan Each Stock Option granted under this Plan shall be of one of two types: (a) an Incentive Stock Option or (b) a Non-Qualified Stock Option. Stock Options and Stock Appreciation Rights granted under this Plan shall be evidenced by an Award Agreement and subject to the terms, conditions and limitations in this Plan, including any limitations applicable to Incentive Stock Options.

6.2    Grants. The Committee shall have the authority to grant to any Eligible Individual one or more Incentive Stock Options, Non-Qualified Stock Options, and/or Stock Appreciation Rights; provided, however, that Incentive Stock Options may only be granted to an Eligible Employee who is an employee of the Company, its Parents or its Subsidiaries. To the extent that any Stock Option does not qualify as an Incentive Stock Option (whether because of its provisions or the time or manner of its exercise or otherwise), such Stock Option or the portion thereof which does not so qualify shall constitute a separate Non-Qualified Stock Option.

6.3    Exercise Price. The exercise price per Share subject to a Stock Option or Stock Appreciation Right shall be determined by the Committee at the time of grant, provided that the per share exercise price of a Stock Option or Stock Appreciation Right shall not be less than 100% (or, in the case of an Incentive Stock Option granted to a Ten Percent Stockholder, 110%) of the Fair Market Value at the time of grant. Notwithstanding the foregoing, in the case of a Stock Option or Stock Appreciation Right that is a Substitute Award, the exercise price per Share for such Stock Option or Stock Appreciation Right may be less than the Fair Market Value on the date of grant; provided, that, such exercise price is determined in a manner consistent with the provisions of Section 409A of the Code and, if applicable, Section 424(a) of the Code.

6.4    Term. The term of each Stock Option or Stock Appreciation Right shall be fixed by the Committee, provided that no Stock Option or Stock Appreciation Right shall be exercisable more than ten (10) years (or, in the case of an Incentive Stock Option granted to a Ten Percent Stockholder, five (5) years) after the date on which the Stock Option or Stock Appreciation Right, as applicable, is granted.

6.5    Exercisability. Unless otherwise provided by the Committee in accordance with the provisions of this Section 6.5, Stock Options and Stock Appreciation Rights granted under this Plan shall be exercisable at such time or times and subject to such terms and conditions as shall be determined by the Committee at the time of grant. The Committee may, but shall not be required to, provide for an acceleration of vesting and exercisability in the terms of any Award Agreement upon the occurrence of a specified event. Unless otherwise determined by the Committee, if the exercise of a Non-Qualified Stock Option or Stock Appreciation Right within the permitted time periods is prohibited because such exercise would violate the registration requirements under the Securities Act or any other Applicable Law or the rules of any securities exchange or interdealer quotation system, the Company’s insider trading policy (including any blackout periods) or a “lock-up” agreement entered into in connection with the issuance of securities by the Company, then the expiration of such Non-Qualified Stock Option or Stock Appreciation Right shall be extended until the date that is thirty (30) days after the end of the period during which the exercise of the Non-Qualified Stock Option or Stock Appreciation Right would be in violation of such registration requirement or other Applicable Law or rules, blackout period or lock-up agreement, as determined by the Committee; provided, however, that in no event shall any such extension result in any Non-Qualified Stock Option or Stock Appreciation Right remaining exercisable after the ten (10)-year term of the applicable Non-Qualified Stock Option or Stock Appreciation Right.

6.6    Method of Exercise. Subject to any applicable waiting period or exercisability provisions under Section 6.5, to the extent vested, Stock Options and Stock Appreciation Rights may be exercised in whole or in part at any time during the term of the applicable Stock Option or Stock Appreciation Right, by giving written notice of exercise (which may be electronic) to the Company specifying the number of Stock Options or Stock Appreciation Rights, as applicable, being exercised. Such notice shall be accompanied by payment in full of the exercise price (which shall equal the product of such number of Shares to be purchased multiplied by the applicable exercise price). The exercise price for the Stock Options may be paid upon such terms and conditions as shall be established by the Committee and set forth in the applicable Award Agreement. Without limiting the foregoing, the Committee may establish payment terms for the exercise of Stock Options pursuant to which the Company may withhold a number of Shares that otherwise would be issued to the Participant in connection with the exercise of the Stock Option having a Fair Market Value on the date of exercise equal to the exercise price, or that permit the Participant to deliver cash

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or Shares with a Fair Market Value equal to the exercise price on the date of payment, or through a simultaneous sale through a broker of Shares acquired on exercise, all as permitted by Applicable Law. No Shares shall be issued until payment therefor, as provided herein, has been made or provided for. Upon the exercise of a Stock Appreciation Right a Participant shall be entitled to receive, for each right exercised, up to, but no more than, an amount in cash and/or Shares (as chosen by the Committee in its sole discretion) equal in value to the excess of the Fair Market Value of one (1) Share on the date that the right is exercised over the Fair Market Value of one (1) Share on the date that the right was awarded to the Participant.

6.7    Non-Transferability. No Stock Option or Stock Appreciation Right shall be transferable by the Participant other than by will or by the laws of descent and distribution, and all Stock Options and Stock Appreciation Rights shall be exercisable, during the Participant’s lifetime, only by the Participant. Notwithstanding the foregoing, the Committee may determine, in its sole discretion, at the time of grant or thereafter that a Non-Qualified Stock Option that is otherwise not transferable pursuant to this Section 6.7 is transferable to a Family Member of the Participant in whole or in part and in such circumstances, and under such conditions, as specified by the Committee. A Non-Qualified Stock Option that is transferred to a Family Member pursuant to the preceding sentence (a) may not be subsequently transferred other than by will or by the laws of descent and distribution and (b) remains subject to the terms of this Plan and the applicable Award Agreement. Any Shares acquired upon the exercise of a Non-Qualified Stock Option by a permissible transferee of a Non-Qualified Stock Option or a permissible transferee pursuant to a transfer after the exercise of the Non-Qualified Stock Option shall be subject to the terms of this Plan and the applicable Award Agreement.

6.8    Termination. Unless otherwise determined by the Committee at grant or, if no rights of the Participant are reduced, thereafter, subject to the provisions of the applicable Award Agreement and this Plan, upon a Participant’s Termination of Service for any reason, Stock Appreciation Rights may remain exercisable following a Participant’s Termination of Service as follows:

(a)     Termination by Death or Disability. Unless otherwise provided in the applicable Award Agreement, or otherwise determined by the Committee at the time of grant or, if no rights of the Participant are reduced, thereafter, if a Participant’s Termination of Service is by reason of death or Disability, all Stock Options and Stock Appreciation Rights that are held by such Participant that are vested and exercisable at the time of the Participant’s Termination of Service may be exercised by the Participant (or in the case of the Participant’s death, by the legal representative of the Participant’s estate) at any time within a period of one (1) year from the date of such Termination of Service, but in no event beyond the expiration of the stated term of such Stock Options and Stock Appreciation Rights; provided, however, that, in the event of a Participant’s Termination of Service by reason of Disability, if the Participant dies within such exercise period, all unexercised Stock Options and Stock Appreciation Rights held by such Participant shall thereafter be exercisable, to the extent to which they were exercisable at the time of death, for a period of one (1) year from the date of such death, but in no event beyond the expiration of the stated term of such Stock Options and/or Stock Appreciation Rights.

(b)    Involuntary Termination Without Cause. Unless otherwise provided in the applicable Award Agreement or otherwise determined by the Committee at the time of grant or, if no rights of the Participant are reduced, thereafter, if a Participant’s Termination of Service is by involuntary termination by the Company without Cause, all Stock Options and Stock Appreciation Rights that are held by such Participant that are vested and exercisable at the time of the Participant’s Termination of Service may be exercised by the Participant at any time within a period of ninety (90) days from the date of such Termination of Service, but in no event beyond the expiration of the stated term of such Stock Options or Stock Appreciation Rights.

(c)     Voluntary Resignation. Unless otherwise provided in the applicable Award Agreement or otherwise determined by the Committee at the time of grant or, if no rights of the Participant are reduced, thereafter, if a Participant’s Termination of Service is voluntary (other than a voluntary termination described in Section 6.8(d) hereof), all Stock Options and Stock Appreciation Rights that are held by such Participant that are vested and exercisable at the time of the Participant’s Termination of Service may be exercised by the Participant at any time within a period of thirty (30) days from the date of such Termination of Service, but in no event beyond the expiration of the stated term of such Stock Options or Stock Appreciation Rights.

(d)    Termination for Cause. Unless otherwise provided in the applicable Award Agreement or determined by the Committee at the time of grant, or if no rights of the Participant are reduced, thereafter, if a Participant’s Termination of Service (i) is for Cause or (ii) is a voluntary Termination of Service (as provided in Section 6.8(c))

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after the occurrence of an event that would be grounds for a Termination of Service for Cause, all Stock Options and Stock Appreciation Rights, whether vested or not vested, that are held by such Participant shall thereupon immediately terminate and expire as of the date of such Termination of Service.

(e)     Unvested Stock Options and Stock Appreciation Rights. Unless otherwise provided in the applicable Award Agreement or determined by the Committee at the time of grant or, if no rights of the Participant are reduced, thereafter, Stock Options and Stock Appreciation Rights that are not vested as of the date of a Participant’s Termination of Service for any reason shall terminate and expire as of the date of such Termination of Service.

(f)     Incentive Stock Option Limitations. To the extent that the aggregate Fair Market Value (determined as of the time of grant) of the Shares with respect to which Incentive Stock Options are exercisable for the first time by an Eligible Employee during any calendar year under this Plan and/or any other stock option plan of the Company, any Parent or any Subsidiary exceeds $100,000, such Options shall be treated as Non-Qualified Stock Options. In addition, if an Eligible Employee does not remain employed by the Company, any Parent or any Subsidiary at all times from the time an Incentive Stock Option is granted until three (3) months prior to the date of exercise thereof (or such other period as required by Applicable Law), such Stock Option shall be treated as a Non-Qualified Stock Option. Should any provision of this Plan not be necessary in order for the Stock Options to qualify as Incentive Stock Options, or should any additional provisions be required, the Committee may amend this Plan accordingly, without the necessity of obtaining the approval of the stockholders of the Company.

(g)    Modification, Extension and Renewal of Stock Options. The Committee may (i) modify, extend, or renew outstanding Stock Options granted under this Plan (provided that the rights of a Participant are not reduced without such Participant’s consent and provided, further that such action does not subject the Stock Options to Section 409A of the Code without the consent of the Participant), and (ii) accept the surrender of outstanding Stock Options (to the extent not theretofore exercised) and authorize the granting of new Stock Options in substitution therefor (to the extent not theretofore exercised). Notwithstanding the foregoing, an outstanding Option may not be modified to reduce the exercise price thereof nor may a new Option at a lower price be substituted for a surrendered Option (other than adjustments or substitutions in accordance with Article IV), unless such action is approved by the stockholders of the Company.

6.9    Automatic Exercise. The Committee may include a provision in an Award Agreement providing for the automatic exercise of a Non-Qualified Stock Option or Stock Appreciation Right on a cashless basis on the last day of the term of such Option or Stock Appreciation Right if the Participant has failed to exercise the Non-Qualified Stock Option or Stock Appreciation Right as of such date, with respect to which the Fair Market Value of the Shares underlying the Non-Qualified Stock Option or Stock Appreciation Right exceeds the exercise price of such Non-Qualified Stock Option or Stock Appreciation Right on the date of expiration of such Option or Stock Appreciation Right, subject to Section 14.4.

6.10  Other Terms and Conditions. As the Committee shall deem appropriate, Stock Options and Stock Appreciation Rights may be subject to additional terms and conditions or other provisions, which shall not be inconsistent with any of the terms of this Plan.

Article VII
RESTRICTED STOCK; RESTRICTED STOCK UNITS

7.1    Awards of Restricted Stock and Restricted Stock Units. Shares of Restricted Stock and Restricted Stock Units may be granted alone or in addition to other Awards granted under this Plan. The Committee shall determine the Eligible Individuals to whom, and the time or times at which, grants of Restricted Stock and/or Restricted Stock Units shall be made, the number of shares of Restricted Stock or Restricted Stock Units to be awarded, the price (if any) to be paid by the Participant (subject to Section 7.2), the time or times within which such Awards may be subject to forfeiture, the vesting schedule and rights to acceleration thereof, and all other terms and conditions of the Awards. The Committee shall determine and set forth in the Award Agreement the terms and conditions for each Award of Restricted Stock and Restricted Stock Units, subject to the conditions and limitations contained in this Plan, including any vesting or forfeiture conditions.

The Committee may condition the grant or vesting of Restricted Stock and Restricted Stock Units upon the attainment of specified Performance Goals or such other factor as the Committee may determine in its sole discretion.

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7.2    Awards and Certificates. Restricted Stock and Restricted Stock Units granted under this Plan shall be evidenced by an Award Agreement and subject to the following terms and conditions and shall be in such form and contain such additional terms and conditions not inconsistent with the terms of this Plan, as the Committee shall deem desirable:

(a)     Restricted Stock.

(i)     Purchase Price. The purchase price of Restricted Stock shall be fixed by the Committee. The purchase price for shares of Restricted Stock may be zero to the extent permitted by Applicable Law, and, to the extent not so permitted, such purchase price may not be less than par value.

(ii)    Legend. Each Participant receiving Restricted Stock shall be issued a stock certificate in respect of such shares of Restricted Stock, unless the Committee elects to use another system, such as book entries by the Company’s transfer agent, as evidencing ownership of shares of Restricted Stock. Such certificate shall be registered in the name of such Participant, and shall, in addition to such legends required by Applicable Law, bear an appropriate legend referring to the terms, conditions, and restrictions applicable to such Restricted Stock.

(iii)   Custody. If stock certificates are issued in respect of shares of Restricted Stock, the Committee may require that any stock certificates evidencing such shares be held in custody by the Company until the restrictions thereon shall have lapsed, and that, as a condition of any grant of Restricted Stock, the Participant shall have delivered a duly signed stock power or other instruments of assignment (including a power of attorney), each endorsed in blank with a guarantee of signature if deemed necessary or appropriate by the Company, which would permit transfer to the Company of all or a portion of the shares subject to the Award of Restricted Stock in the event that such Award is forfeited in whole or part.

(iv)   Rights as a Stockholder. Except as provided in Section 7.3(a) and this Section 7.2(a) or as otherwise determined by the Committee in an Award Agreement, the Participant shall have, with respect to the shares of Restricted Stock, all of the rights of a holder of Shares, including, without limitation, the right to receive dividends, the right to vote such shares, and, subject to and conditioned upon the full vesting of shares of Restricted Stock, the right to tender such shares; provided that the Award Agreement shall specify on what terms and conditions the applicable Participant shall be entitled to dividends payable on the Shares.

(v)    Lapse of Restrictions. If and when the Restriction Period expires without a prior forfeiture of the Restricted Stock, the certificates for such Shares shall be delivered to the Participant. All legends shall be removed from said certificates at the time of delivery to the Participant, except as otherwise required by Applicable Law or other limitations imposed by the Committee.

(b)    Restricted Stock Units.

(i)     Settlement. The Committee may provide that settlement of Restricted Stock Units will occur upon or as soon as reasonably practical after the Restricted Stock Units vest or will instead be deferred, on a mandatory basis or at the Participant’s election, in a manner intended to comply with Section 409A of the Code.

(ii)    Rights as a Stockholder. A Participant will have no rights of a stockholder with respect to Shares subject to any Restricted Stock Unit unless and until Shares are delivered in settlement of the Restricted Stock Units.

(iii)   Dividend Equivalent Rights. If the Committee so provides, a grant of Restricted Stock Units may provide a Participant with the right to receive Dividend Equivalent Rights. Dividend Equivalent Rights may be paid currently or credited to an account for the Participant, settled in cash or Shares, and subject to the same restrictions on transferability and forfeitability as the Restricted Stock Units with respect to which the Dividend Equivalent Rights are granted and subject to other terms and conditions as set forth in the Award Agreement.

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7.3    Restrictions and Conditions.

(a)     Restriction Period.

(i)     The Participant shall not be permitted to transfer shares of Restricted Stock awarded under this Plan or vest in Restricted Stock Units during the period or periods set by the Committee (the “Restriction Period”) commencing on the date of such Award, as set forth in the applicable Award Agreement and such agreement shall set forth a vesting schedule and any event that would accelerate vesting of the Restricted Stock and/or Restricted Stock Units. Within these limits, based on service, attainment of Performance Goals pursuant to Section 7.3(a)(ii), and/or such other factors or criteria as the Committee may determine in its sole discretion, the Committee may condition the grant or provide for the lapse of such restrictions in installments in whole or in part, or may accelerate the vesting of all or any part of any Award of Restricted Stock or Restricted Stock Units and/or waive the deferral limitations for all or any part of any Award of Restricted Stock or Restricted Stock Units.

(ii)    If the grant of shares of Restricted Stock or Restricted Stock Units or the lapse of restrictions or vesting schedule is based on the attainment of Performance Goals, the Committee shall establish the objective Performance Goals and the applicable vesting percentage applicable to each Participant or class of Participants in the applicable Award Agreement prior to the beginning of the applicable fiscal year or at such later date as otherwise determined by the Committee and while the outcome of the Performance Goals are substantially uncertain. Such Performance Goals may incorporate provisions for disregarding (or adjusting for) changes in accounting methods, corporate transactions (including, without limitation, dispositions and acquisitions), and other similar types of events or circumstances.

(b)    Termination. Unless otherwise provided in the applicable Award Agreement or determined by the Committee at grant or, if no rights of the Participant are reduced, thereafter, upon a Participant’s Termination of Service for any reason during the relevant Restriction Period, all Restricted Stock or Restricted Stock Units still subject to restriction will be forfeited in accordance with the terms and conditions established by the Committee at grant or thereafter.

Article VIII
PERFORMANCE AWARDS

The Committee may grant a Performance Award to a Participant payable upon the attainment of specific Performance Goals either alone or in addition to other Awards granted under this Plan. The Performance Goals to be achieved during the Performance Period and the length of the Performance Period shall be determined by the Committee upon the grant of each Performance Award. The conditions for grant or vesting and the other provisions of Performance Awards (including, without limitation, any applicable Performance Goals) need not be the same with respect to each Participant. Performance Awards may be paid in cash, Shares, other property, or any combination thereof, in the sole discretion of the Committee as set forth in the applicable Award Agreement.

Article IX
OTHER STOCK-BASED AND CASH AWARDS

9.1    Other Stock-Based Awards. The Committee is authorized to grant to Eligible Individuals Other Stock-Based Awards that are payable in, valued in whole or in part by reference to, or otherwise based on or related to Shares, including but not limited to, Shares awarded purely as a bonus and not subject to restrictions or conditions, Shares in payment of the amounts due under an incentive or performance plan sponsored or maintained by the Company, stock equivalent units, and Awards valued by reference to the book value of Shares. Other Stock-Based Awards may be granted either alone or in addition to or in tandem with other Awards granted under this Plan.

Subject to the provisions of this Plan, the Committee shall have authority to determine the Eligible Individuals, to whom, and the time or times at which, such Other Stock-Based Awards shall be made, the number of Shares to be awarded pursuant to such Awards, and all other conditions of the Awards. The Committee may also provide for the grant of Shares under such Awards upon the completion of a specified Performance Period. The Committee may condition the grant or vesting of Other Stock-Based Awards upon the attainment of specified Performance Goals as the Committee may determine, in its sole discretion.

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9.2    Terms and Conditions. Other Stock-Based Awards made pursuant to this Article IX shall be evidenced by an Award Agreement and subject to the following terms and conditions and shall be in such form and contain such additional terms and conditions not inconsistent with the terms of this Plan, as the Committee shall deem desirable:

(a)     Non-Transferability. Subject to the applicable provisions of the Award Agreement and this Plan, Shares subject to Other Stock-Based Awards may not be transferred prior to the date on which the Shares are issued or, if later, the date on which any applicable restriction, performance, or deferral period lapses.

(b)    Dividends. Unless otherwise determined by the Committee at the time of the grant of an Other Stock-Based Award, subject to the provisions of the Award Agreement and this Plan, the recipient of an Other Stock-Based Award shall not be entitled to receive, currently or on a deferred basis, dividends or Dividend Equivalent Rights in respect of the number of Shares covered by the Other Stock-Based Award.

(c)     Vesting. Any Other Stock-Based Award and any Shares covered by any such Other Stock-Based Award shall vest or be forfeited to the extent so provided in the Award Agreement, as determined by the Committee, in its sole discretion.

(d)    Price. Shares under this Article IX may be issued for no cash consideration. Shares purchased pursuant to a purchase right awarded pursuant to an Other Stock-Based Award shall be priced, as determined by the Committee in its sole discretion.

9.3    Cash Awards. The Committee may from time to time grant Cash Awards to Eligible Individuals in such amounts, on such terms and conditions, and for such consideration, including no consideration or such minimum consideration as may be required by Applicable Law, as it shall determine in its sole discretion. Cash Awards may be granted subject to the satisfaction of vesting conditions or may be awarded purely as a bonus and not subject to restrictions or conditions, and if subject to vesting conditions, the Committee may accelerate the vesting of such Awards at any time in its sole discretion. The grant of a Cash Award shall not require a segregation of any of the Company’s assets for satisfaction of the Company’s payment obligation thereunder.

Article X
RHODIUM TECHNOLOGIES LLC AWARDS

10.1  Rhodium Technologies LLC Common Unit Awards. Rhodium Technologies LLC Common Unit Awards shall be awards designed as either fully vested or restricted Rhodium Technologies LLC Units. The Committee is authorized to grant Rhodium Technologies LLC Common Unit Awards to Eligible Individuals under terms and conditions determined by the Committee in its discretion, subject to any restrictions on Rhodium Technologies LLC Units generally within the LLC Agreement.

10.2  Rhodium Technologies LLC Incentive Units. A Rhodium Technologies LLC Incentive Unit shall be designed as a “profits interest” within the meaning of Internal Revenue Service Revenue Procedures 93-27 and 2001-43. Each Rhodium Technologies LLC Incentive Unit will entitle the holder thereof to receive distributions from Rhodium Technologies LLC in accordance with the terms of the LLC Agreement. The Committee will establish the terms and conditions applicable to the Rhodium Technologies LLC Incentive Units, including vesting or service requirements, subject to any terms or restrictions in the LLC Agreement.

10.3  Rhodium Technologies LLC Awards Generally. The Committee is authorized, subject to limitations under Applicable Law, to grant other types of equity-based, equity-related or cash-based Awards valued in whole or in part by reference to, or otherwise calculated by reference to or based on, Rhodium Technologies LLC Units, in such amounts and subject to such terms and conditions as the Committee may determine (the “Rhodium Technologies LLC Awards”). Rhodium Technologies LLC Awards may entail the transfer of shares of Common Stock or Rhodium Technologies LLC Units to Award recipients. Rhodium Technologies LLC Awards may be in the same form as Awards that are permitted to be granted under this Plan generally with respect to Common Stock (with the exception of Incentive Stock Options), with all references to Common Stock replaced with references to the Rhodium Technologies LLC Units and all other definitions modified, if necessary for the context, to reflect Rhodium Technologies LLC rather than the Company. In addition to any Award Agreement governing a Rhodium Technologies LLC Award, the Committee may require that a recipient of a Rhodium Technologies LLC Award execute additional documentation to become a member of Rhodium Technologies LLC, subject to the terms and requirements of the LLC Agreement. Rhodium Technologies LLC Common Unit Awards and Rhodium Technologies LLC Incentive Units described above

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will be deemed to be “Rhodium Technologies LLC Awards” for purposes of this Plan. Notwithstanding anything to the contrary within this Plan or in any Award Agreement that governs a Rhodium Technologies LLC Award, the terms and conditions of all Rhodium Technologies LLC Awards shall be designed to comply with the LLC Agreement, and to the extent that there is any inconsistency with the LLC Agreement within this Plan or the Award Agreement governing any Rhodium Technologies LLC Award, the terms of the LLC Agreement shall control.

10.4  Transfer. Notwithstanding anything to the contrary in this Plan, all transfers of Rhodium Technologies LLC Units shall also be subject to the restrictions contained in the LLC Agreement (as applicable).

Article XI
CHANGE IN CONTROL PROVISIONS

11.1  Benefits. In the event of a Change in Control of the Company, and except as otherwise provided by the Committee in an Award Agreement or any applicable employment agreement, offer letter, consulting agreement, change in control agreement, or similar agreement in effect between the Company or an Affiliate and the Participant, a Participant’s unvested Awards shall not vest automatically and a Participant’s Awards shall be treated in accordance with one or more of the following methods as determined by the Committee:

(a)     Awards, whether or not then vested, shall be continued, be assumed, or have new rights substituted therefor, as determined by the Committee in a manner consistent with the requirements of Section 409A of the Code, and restrictions to which shares of Restricted Stock or any other Award granted prior to the Change in Control are subject shall not lapse upon a Change in Control and the Restricted Stock or other Award shall, where appropriate in the sole discretion of the Committee, receive the same distribution as other Shares on such terms as determined by the Committee; provided that the Committee may decide to award additional Restricted Stock or other Awards in lieu of any cash distribution. Notwithstanding anything to the contrary herein, for purposes of Incentive Stock Options, any assumed or substituted Stock Option shall comply with the requirements of Treasury Regulation Section 1.424-1 (and any amendment thereto).

(b)    The Committee, in its sole discretion, may provide for the purchase of any Awards by the Company for an amount of cash equal to the excess (if any) of the Change in Control Price of the Shares covered by such Awards, over the aggregate exercise price of such Awards; provided, however, that if the exercise price of an Option or Stock Appreciation Right exceeds the Change in Control Price, such Award may be cancelled for no consideration.

(c)     The Committee may, in its sole discretion, terminate all outstanding and unexercised Stock Options, Stock Appreciation Rights, or any Other Stock-Based Award that provides for a Participant-elected exercise, effective as of the date of the Change in Control, by delivering notice of termination to each Participant at least twenty (20) days prior to the date of consummation of the Change in Control, in which case during the period from the date on which such notice of termination is delivered to the consummation of the Change in Control, each such Participant shall have the right to exercise in full all of such Participant’s Awards that are then outstanding (without regard to any limitations on exercisability otherwise contained in the Award Agreements), but any such exercise shall be contingent on the occurrence of the Change in Control, and, provided that, if the Change in Control does not take place within a specified period after giving such notice for any reason whatsoever, the notice and exercise pursuant thereto shall be null and void.

(d)    Notwithstanding any other provision herein to the contrary, the Committee may, in its sole discretion, provide for accelerated vesting or lapse of restrictions, of an Award at any time.

Article XII
TERMINATION OR AMENDMENT OF PLAN

Notwithstanding any other provision of this Plan, the Board or the Committee may at any time, and from time to time, amend, in whole or in part, any or all of the provisions of this Plan (including any amendment deemed necessary to ensure that the Company may comply with any Applicable Law), or suspend or terminate it entirely, retroactively or otherwise; provided, however, that, unless otherwise required by Applicable Law or specifically provided herein, the rights of a Participant with respect to Awards granted prior to such amendment, suspension, or termination may not be materially impaired without the consent of such Participant and, provided, further, that without the approval of the holders of the Shares entitled to vote in accordance with Applicable Law, no amendment may be made that would (a) increase the aggregate number of Shares that may be issued under this Plan (except by operation of Section 4.1);

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(b) change the classification of individuals eligible to receive Awards under this Plan; (c) reduce the exercise price of any Stock Option or Stock Appreciation Right; (d) grant any new Stock Option, Stock Appreciation Right, or other award in substitution for, or upon the cancellation of, any previously granted Stock Option or Stock Appreciation Right that has the effect of reducing the exercise price thereof; (e) exchange any Stock Option or Stock Appreciation Right for Common Stock, cash, or other consideration when the exercise price per Share under such Stock Option or Stock Appreciation Right exceeds the Fair Market Value of a Share; or (f) take any action that would be considered a “repricing” of a Stock Option or Stock Appreciation Right under the applicable listing standards of the national exchange on which the Common Stock is listed (if any). Notwithstanding anything herein to the contrary, the Board or the Committee may amend this Plan or any Award Agreement at any time without a Participant’s consent to comply with Applicable Law, including Section 409A of the Code. The Committee may amend the terms of any Award theretofore granted, prospectively or retroactively, but, subject to Article IV or as otherwise specifically provided herein, no such amendment or other action by the Committee shall materially impair the rights of any Participant without the Participant’s consent.

Article XIII
UNFUNDED STATUS OF PLAN

This Plan is intended to constitute an “unfunded” plan for incentive and deferred compensation. With respect to any payment as to which a Participant has a fixed and vested interest but which is not yet made to a Participant by the Company, nothing contained herein shall give any such Participant any right that is greater than those of a general unsecured creditor of the Company.

Article XIV
GENERAL PROVISIONS

14.1  Lock-Up; Legend. The Committee may require each person receiving Shares pursuant to a Stock Option or other Award under this Plan to represent to and agree with the Company in writing that the Participant is acquiring the Shares without a view to distribution thereof. The Company may, in connection with registering the offering of any Company securities under the Securities Act, prohibit Participants from, directly or indirectly, selling or otherwise transferring any Shares or other Company securities during any period determined by the underwriter or the Company. In addition to any legend required by this Plan, the certificates for such Shares may include any legend that the Committee deems appropriate to reflect any restrictions on transfer. All certificates for Shares delivered under this Plan shall be subject to such stop transfer orders and other restrictions as the Committee may deem advisable under the rules, regulations, and other requirements of the Securities and Exchange Commission, any stock exchange upon which the Common Stock is then listed or any national securities exchange system upon whose system the Common Stock is then quoted, and any Applicable Law, and the Committee may cause a legend or legends to be put on any such certificates to make appropriate reference to such restrictions. If the Shares are held in book-entry form, then the book-entry will indicate any restrictions on such Shares.

14.2  Other Plans. Nothing contained in this Plan shall prevent the Board from adopting other or additional compensation arrangements, subject to stockholder approval if such approval is required, and such arrangements may be either generally applicable or applicable only in specific cases.

14.3  No Right to Employment/Directorship/Consultancy. Neither this Plan nor the grant of any Award hereunder shall give any Participant or other employee, Consultant or Non-Employee Director any right with respect to continuance of employment, consultancy or directorship by the Company or any Affiliate, nor shall there be a limitation in any way on the right of the Company or any Affiliate by which an employee is employed or a Consultant or Non-Employee Director is retained to terminate such employment, consultancy, or directorship at any time.

14.4  Withholding of Taxes. A Participant shall be required to pay to the Company or one of its Affiliates, as applicable, or make arrangements satisfactory to the Company regarding the payment of, any income tax, social insurance contribution or other applicable taxes that are required to be withheld in respect of an Award. The Committee may (but is not obligated to), in its sole discretion, permit or require a Participant to satisfy all or any portion of the applicable taxes that are required to be withheld with respect to an Award by (a) the delivery of Shares (which are not subject to any pledge or other security interest) that have been both held by the Participant and vested for at least six (6) months (or such other period as established from time to time by the Committee in order to avoid adverse accounting treatment under applicable accounting standards) having an aggregate Fair Market Value equal to such

Annex D-17

withholding liability (or portion thereof); (b) having the Company withhold from the Shares otherwise issuable or deliverable to, or that would otherwise be retained by, the Participant upon the grant, exercise, vesting, or settlement of the Award, as applicable, a number of Shares with an aggregate Fair Market Value equal to the amount of such withholding liability; or (c) any other means specified in the applicable Award Agreement or otherwise determined by the Committee.

14.5  Fractional Shares. No fractional Shares shall be issued or delivered pursuant to this Plan. The Committee shall determine whether cash, additional Awards, or other securities or property shall be used or paid in lieu of fractional Shares or whether any fractional shares should be rounded, forfeited, or otherwise eliminated.

14.6  No Assignment of Benefits. No Award or other benefit payable under this Plan shall, except as otherwise specifically provided in this Plan or under Applicable Law or permitted by the Committee, be transferable in any manner, and any attempt to transfer any such benefit shall be void, and any such benefit shall not in any manner be liable for or subject to the debts, contracts, liabilities, engagements, or torts of any person who shall be entitled to such benefit, nor shall it be subject to attachment or legal process for or against such person. All transfers of Rhodium Technologies LLC Awards shall also be subject to the restrictions contained in the LLC Agreement.

14.7  Clawbacks; Detrimental Conduct.

(a)     Clawbacks. All awards, amounts, or benefits received or outstanding under this Plan will be subject to clawback, cancellation, recoupment, rescission, payback, reduction, or other similar action in accordance with any Company clawback or similar policy or any Applicable Law related to such actions. A Participant’s acceptance of an Award will constitute the Participant’s acknowledgement of and consent to the Company’s application, implementation, and enforcement of any applicable Company clawback or similar policy that may apply to the Participant, whether adopted before or after the Effective Date, and any Applicable Law relating to clawback, cancellation, recoupment, rescission, payback, or reduction of compensation, and the Participant’s agreement that the Company may take any actions that may be necessary to effectuate any such policy or Applicable Law, without further consideration or action.

(b)    Detrimental Conduct. Except as otherwise determined by the Committee, notwithstanding any other term or condition of this Plan, if a Participant engages in Detrimental Conduct, whether during or after the Participant’s service, in addition to any other penalties or restrictions that may apply under this Plan, Applicable Law or otherwise, the Participant must forfeit or pay to the Company the following:

(i)     any and all outstanding Awards granted to the Participant, including Awards that have become vested or exercisable;

(ii)    any cash or Shares received by the Participant in connection with this Plan within the twelve (12)-month period immediately before the date the Company determines the Participant has engaged in Detrimental Conduct; and

(iii)   the profit realized by the Participant from the sale, or other disposition for consideration, of any Shares received by the Participant under this Plan within the 36-month period immediately before the date the Company determines the Participant has engaged in Detrimental Conduct.

14.8  Listing and Other Conditions.

(a)     Unless otherwise determined by the Committee, as long as the Common Stock is listed on a national securities exchange or system sponsored by a national securities association, the issuance of Shares pursuant to an Award shall be conditioned upon such Shares being listed on such exchange or system. The Company shall have no obligation to issue such Shares unless and until such Shares are so listed, and the right to exercise any Option or other Award with respect to such Shares shall be suspended until such listing has been effected.

(b)    If at any time counsel to the Company advises the Company that any sale or delivery of Shares pursuant to an Award is or may in the circumstances be unlawful or result in the imposition of excise taxes on the Company under Applicable Law, the Company shall have no obligation to make such sale or delivery, or to make any application or to effect or to maintain any qualification or registration under the Securities Act or otherwise, with respect to Shares or Awards, and the right to exercise any Option or other Award shall be suspended until, based on the advice of said counsel, such sale or delivery shall be lawful or will not result in the imposition of excise taxes on the Company.

Annex D-18

(c)     Upon termination of any period of suspension under this Section 14.8, any Award affected by such suspension which shall not then have expired or terminated shall be reinstated as to all Shares available before such suspension and as to Shares which would otherwise have become available during the period of such suspension, but no such suspension shall extend the term of any Award.

(d)    A Participant shall be required to supply the Company with certificates, representations, and information that the Company requests and otherwise cooperate with the Company in obtaining any listing, registration, qualification, exemption, consent, or approval that the Company deems necessary or appropriate.

14.9  Governing Law. This Plan and actions taken in connection herewith shall be governed and construed in accordance with the laws of the State of Delaware, without reference to principles of conflict of laws.

14.10 Construction. Wherever any words are used in this Plan in the masculine gender they shall be construed as though they were also used in the feminine gender in all cases where they would so apply, and wherever words are used herein in the singular form they shall be construed as though they were also used in the plural form in all cases where they would so apply.

14.11 Other Benefits. No Award granted or paid out under this Plan shall be deemed compensation for purposes of computing benefits under any retirement plan of the Company or its Affiliates or affect any benefit or compensation under any other plan now or subsequently in effect under which the availability or amount of benefits is related to the level of compensation.

14.12 Costs. The Company shall bear all expenses associated with administering this Plan, including expenses of issuing Shares pursuant to Awards hereunder.

14.13 No Right to Same Benefits. The provisions of Awards need not be the same with respect to each Participant, and such Awards to individual Participants need not be the same in subsequent years.

14.14 Death/Disability. The Committee may in its discretion require the transferee of a Participant to supply it with written notice of the Participant’s death or Disability and to supply it with a copy of the will (in the case of the Participant’s death) or such other evidence as the Committee deems necessary to establish the validity of the transfer of an Award. The Committee may also require the agreement of the transferee to be bound by all of the terms and conditions of this Plan.

14.15 Section 16(b) of the Exchange Act. It is the intent of the Company that this Plan satisfy, and be interpreted in a manner that satisfies, the applicable requirements of Rule 16b-3 as promulgated under Section 16 of the Exchange Act so that Participants will be entitled to the benefit of Rule 16b-3, or any other rule promulgated under Section 16 of the Exchange Act, and will not be subject to short-swing liability under Section 16 of the Exchange Act. Accordingly, if the operation of any provision of this Plan would conflict with the intent expressed in this Section 14.15, such provision to the extent possible shall be interpreted and/or deemed amended so as to avoid such conflict.

14.16 Deferral of Awards. The Committee may establish one or more programs under this Plan to permit selected Participants the opportunity to elect to defer receipt of consideration upon exercise of an Award, satisfaction of performance criteria, or other event that absent the election would entitle the Participant to payment or receipt of Shares or other consideration under an Award. The Committee may establish the election procedures, the timing of such elections, the mechanisms for payments of, and accrual of interest or other earnings, if any, on amounts, Shares or other consideration so deferred, and such other terms, conditions, rules, and procedures that the Committee deems advisable for the administration of any such deferral program.

14.17 Section 409A of the Code. This Plan and Awards are intended to comply with or be exempt from the applicable requirements of Section 409A of the Code and shall be limited, construed, and interpreted in accordance with such intent. To the extent that any Award is subject to Section 409A of the Code, it shall be paid in a manner that will comply with Section 409A of the Code, including proposed, temporary, or final regulations or any other guidance issued by the Secretary of the Treasury and the Internal Revenue Service with respect thereto. Notwithstanding anything herein to the contrary, any provision in this Plan that is inconsistent with Section 409A of the Code shall be deemed to be amended to comply with or be exempt from Section 409A of the Code and, to the extent such provision cannot be amended to comply therewith or be exempt therefrom, such provision shall be null and void. The Company shall have no liability to a Participant, or any other party, if an Award that is intended to be exempt from, or compliant with,

Annex D-19

Section 409A of the Code is not so exempt or compliant or for any action taken by the Committee or the Company and, in the event that any amount or benefit under this Plan becomes subject to penalties under Section 409A of the Code, responsibility for payment of such penalties shall rest solely with the affected Participants and not with the Company. Notwithstanding any contrary provision in this Plan or Award Agreement, any payment(s) of “nonqualified deferred compensation” (within the meaning of Section 409A of the Code) that are otherwise required to be made under this Plan to a “specified employee” (as defined under Section 409A of the Code) as a result of such employee’s separation from service (other than a payment that is not subject to Section 409A of the Code) shall be delayed for the first six (6) months following such separation from service (or, if earlier, until the date of death of the specified employee) and shall instead be paid (in a manner set forth in the Award Agreement) upon expiration of such delay period.

14.18 Data Privacy. As a condition of receipt of any Award, each Participant explicitly and unambiguously consents to the collection, use, and transfer, in electronic or other form, of personal data as described in this Section 14.18 by and among, as applicable, the Company and its Affiliates, for the exclusive purpose of implementing, administering, and managing this Plan and Awards and the Participant’s participation in this Plan.  In furtherance of such implementation, administration, and management, the Company and its Affiliates may hold certain personal information about a Participant, including, but not limited to, the Participant’s name, home address, telephone number, date of birth, social security or insurance number or other identification number, salary, nationality, job title(s), information regarding any securities of the Company or any of its Affiliates, and details of all Awards (the “Data”).  In addition to transferring the Data amongst themselves as necessary for the purpose of implementation, administration, and management of this Plan and Awards and the Participant’s participation in this Plan, the Company and its Affiliates may each transfer the Data to any third parties assisting the Company in the implementation, administration, and management of this Plan and Awards and the Participant’s participation in this Plan.  Recipients of the Data may be located in the Participant’s country or elsewhere, and the Participant’s country and any given recipient’s country may have different data privacy laws and protections.  By accepting an Award, each Participant authorizes such recipients to receive, possess, use, retain, and transfer the Data, in electronic or other form, for the purposes of assisting the Company in the implementation, administration, and management of this Plan and Awards and the Participant’s participation in this Plan, including any requisite transfer of such Data as may be required to a broker or other third party with whom the Company or the Participant may elect to deposit any shares of Common Stock.  The Data related to a Participant will be held only as long as is necessary to implement, administer, and manage this Plan and Awards and the Participant’s participation in this Plan.  A Participant may, at any time, view the Data held by the Company with respect to such Participant, request additional information about the storage and processing of the Data with respect to such Participant, recommend any necessary corrections to the Data with respect to the Participant, or refuse or withdraw the consents herein in writing, in any case without cost, by contacting his or her local human resources representative.  The Company may cancel the Participant’s eligibility to participate in this Plan, and in the Committee’s discretion, the Participant may forfeit any outstanding Awards if the Participant refuses or withdraws the consents described herein.  For more information on the consequences of refusal to consent or withdrawal of consent, Participants may contact their local human resources representative.

14.19 Successor and Assigns. This Plan shall be binding on all successors and permitted assigns of a Participant, including, without limitation, the estate of such Participant and the executor, administrator, or trustee of such estate.

14.20 Severability of Provisions. If any provision of this Plan shall be held invalid or unenforceable, such invalidity or unenforceability shall not affect any other provisions hereof, and this Plan shall be construed and enforced as if such provisions had not been included.

14.21 Headings and Captions. The headings and captions herein are provided for reference and convenience only, shall not be considered part of this Plan, and shall not be employed in the construction of this Plan.

Article XV
EFFECTIVE DATE OF PLAN

This Plan shall become effective on [•], 2023, which is the date of its adoption by the Board, subject to the approval of this Plan by the stockholders of the Company in accordance with the requirements of the laws of the State of Delaware. If this Plan is not approved by the Company’s stockholders, this Plan will not become effective and no Awards will be granted under this Plan.

Annex D-20

Article XVI
TERM OF PLAN

No Award shall be granted pursuant to this Plan on or after the tenth (10th) anniversary of the earlier of the date that this Plan is adopted or the date of stockholder approval, but Awards granted prior to such tenth (10th) anniversary may extend beyond that date.

*            *            *            *            *

Annex D-21

Annex E

September 29, 2022

STRICTLY CONFIDENTIAL

The Board of Directors
SilverSun Technologies, Inc.

To the Board of Directors:

We understand that SilverSun Technologies, Inc. (“SSNT”, the “Company”) is considering transactions to be effected by entering into an Agreement and Plan of Merger (the “Agreement”) by and among the Company, Rhodium Enterprises Acquisition Corp. (”Merger Sub I”), a wholly owned subsidiary of the Company, Rhodium Enterprises Acquisition LLC, a wholly owned subsidiary of the Company (”Merger Sub II”), and Rhodium Enterprises, Inc. (“REI”, the “Target”, and collectively with the Company, Merger Sub I and Merger Sub II, the “Parties”) pursuant to which, as currently contemplated: (i) Merger Sub I will merge with and into the Target (the “First Merger”), with the Target surviving the First Merger as a wholly owned subsidiary of the Company, and the Target will merge with and into Merger Sub II (the “Second Merger”, and together with the First Merger, the “Mergers”, and the Mergers together with the other transactions contemplated in the Agreement, the “Transactions”), with Merger Sub II surviving the Second Merger as a wholly owned subsidiary of the Company; (ii) the Company intends to distribute all of the issued and outstanding common stock of SWK Technologies Holdings, Inc., a Delaware corporation and direct wholly owned subsidiary of the Company (“SWK HoldCo” and such common stock, the “SWK Common Stock”), to each stockholder of the Company; (iii) upon consummation of the Transactions, the Company legacy stockholders and option holders will retain approximately 6.22% of the Company Class A Common Stock (on a fully diluted basis but excluding the Company Class B Common Stock) and the Target legacy stockholders and equity holders will receive approximately 93.78% of the Company Class A Common Stock (on a fully diluted basis but excluding the Company Class B Common Stock) and 100% of the Company Class B Common Stock, and the Parties agree that for all purposes of the Agreement: (1) the agreed pro forma net equity value of the Company after giving effect to the Mergers is $671,875,172 (the “Pro Forma Valuation”), (2) based on such Pro Forma Valuation the agreed value of the consideration to be received by the Target legacy stockholders and equity holders is $650,375,000 (the “Rhodium Valuation”), and (3) the Target SAFEs shall receive Parent Class A Common Stock at the First Effective Time based on the Rhodium Valuation, and it is further agreed that the Company legacy stockholders and option holders shall hold Company Class A Common Stock with a value, based on the Pro Forma Valuation, no less than 3.2% of the Pro Forma Valuation at Closing; and (iv) the Company shall distribute a dividend of at least $1.50 per share to the Company stockholders as of the Record Date (the “Dividend”) from $10,000,000 in cash to be received from the Target in connection with the Mergers on the Closing Date.

The board of directors of the Company (the “Board”) has requested that The Benchmark Company, LLC (“Benchmark”) provide a written opinion (the “Opinion”) to the Board as to whether the Transactions are fair to the Company’s stockholders from a financial point of view.

In exchange for our services in rendering this Opinion, the Company has agreed to pay a fee to Benchmark, which is not contingent upon either the conclusion expressed herein or the consummation of the Transactions. The Company has also agreed to indemnify us against certain potential liabilities in connection with our services in rendering this Opinion and to reimburse us for certain of our expenses incurred in connection with our engagement with the Company. We may seek to provide other financial advisory or investment banking services to the Company and/or its affiliates and other participants in the Transactions in the future for which we may receive compensation.

This Opinion is addressed to, and is intended for the use, information and benefit of the Board (solely in their capacity as such) and may not be used for any other purpose without our prior written consent. This Opinion is not intended to be, and does not constitute, a recommendation to the Board, any security holder or any other party as to how to act or vote with respect to any matter relating to the Transactions or otherwise.

The Benchmark Company, LLC - Member FINRA, SIPC
150 East 58th Street, 17th Floor, New York, NY 10155 - Tel: 212-312-6700

Annex E-1

We have not been requested to opine as to, and this Opinion does not express an opinion as to or otherwise address, among other things: (1) the underlying business decision of the Board, the Company, its security holders or any other party to proceed with or effect the Transactions, (ii) the terms of any arrangements, understandings, agreements or documents related to, or the form, structure or any other portion or aspect of, the Transactions or otherwise (other than the consideration to the extent expressly specified herein), (iii) the fairness of any portion or aspect of the Transactions to the holders of any class of securities, creditors or other constituencies of the Company, or to any other party, except if and only to the extent expressly set forth in the last sentence of this Opinion, (iv) the relative merits of the Transactions as compared to any alternative business strategies or transactions that might be available for the Company, the Target or any other party, (v) the fairness of any portion or aspect of the Transactions to any one class or group of the Company’s or any other party’s security holders or other constituents vis-à-vis any other class or group of the Company’s or such other party’s security holders or other constituents (including, without limitation, the allocation of any consideration amongst or within such classes or groups of security holders or other constituents), (vi) the solvency, creditworthiness or fair value of the Target, the Company or any other participant in the Transactions, or any of their respective assets, under any applicable laws relating to bankruptcy, insolvency, fraudulent conveyance or similar matters, or (vii) the fairness, financial or otherwise, of the amount, nature or any other aspect of any compensation to or consideration payable to or received by any officers, directors or employees of any party to the Transactions, any class of such persons or any other party, relative to the consideration or otherwise. Furthermore, no opinion, counsel or interpretation is intended in matters that require legal, regulatory, accounting, insurance, tax or other similar professional advice. It is assumed that such opinions, counsel or interpretations have been or will be obtained from the appropriate professional sources. Furthermore, we have relied, with the consent of the Board, on the assessments by the Board, the Company and its advisors, as to all legal, regulatory, accounting, insurance and tax matters with respect to the Target, the Company, the Transactions or otherwise. The issuance of this Opinion was approved by a committee authorized to approve opinions of this nature.

In arriving at this Opinion, we reviewed and considered such financial and other matters as we deemed relevant, including, among other things:

•        a draft of the Agreement provided to us by the Company, dated September 29, 2022;

•        certain information relating to the historical, current and future operations, financial condition and prospects of the Target, made available to us by the Company, including consolidated financial statements for the year 2021 and the six months ended June 30, 2022, a preliminary balance sheet as of September 30, 2022, and a financial model with projected financials for the calendar years 2022-2025;

•        discussions with certain members of the management of the Company and Target and certain of its advisors and representatives regarding the business, operations, financial condition and prospects of the Target, the Transactions and related matters;

•        a certificate addressed to us from senior management of the Company which contains, among other things, representations regarding the accuracy of the information, data and other materials (financial or otherwise) on the Target provided to, or discussed with, us by or on behalf of the Company;

•        the current and historical market prices, trading characteristics and financial performance of the publicly traded securities of certain companies that we deemed to be relevant;

•        the publicly available financial terms of certain transactions that we deemed to be relevant; and

•        such other information, economic and market criteria and data, financial studies, analyses and investigations and such other factors as Benchmark deemed relevant.

We have relied upon and assumed, without independent verification, the accuracy and completeness of all data, material and other information furnished, or otherwise made available, to us, discussed with or reviewed by us, or publicly available, and do not assume any responsibility with respect to such data, material and other information. In addition, management of the Company and Target has advised us, and we have assumed, that the financial projections reviewed by us have been reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of such management as to the future financial results and condition of the Target and we express no opinion with respect to such projections or the assumptions on which they are based. We have relied upon and assumed, without independent verification, that there has been no change in the business, assets, liabilities, financial condition, results of operations, cash flows or prospects of the Target since the respective dates of the most recent financial

Annex E-2

statements and other information, financial or otherwise, provided to us that would be material to our analyses or this Opinion, and that there is no information or any facts that would make any of the information reviewed by us incomplete or misleading. Benchmark has further relied upon the assurance of the management of the Company and Target that they are unaware of any facts that would make the information provided to Benchmark incomplete or misleading in any material respect. In connection with its review and arriving at this Opinion, Benchmark did not assume any responsibility for the independent verification of any of the foregoing information and relied on the completeness and accuracy as represented by the Company and Target. In addition, we have relied upon and assumed, without independent verification, that the final form of the Agreement will not differ in any material respect from the version of the Agreement provided to us as identified above. In addition, Benchmark did not make any independent evaluation or appraisal of the assets or liabilities of the Company or the Target nor was Benchmark furnished with any such independent evaluations or appraisals. This Opinion is necessarily based upon financial, economic, market and other conditions as they existed on, and should be evaluated as of, the date hereof. Although subsequent developments might affect this Opinion, Benchmark does not have any obligation to update, revise or reaffirm this Opinion.

Benchmark has assumed that the Transactions will be consummated on terms substantially similar to those set forth in the draft of the Agreement provided to us as identified above. Furthermore, the Company represented to Benchmark that the Transactions were negotiated by the parties on an arm’s length basis.

In the ordinary course of our business, Benchmark may have actively traded the equity or debt securities of the Company and may continue to actively trade such equity or debt securities. In addition, certain individuals who are employees of, or are affiliated with, Benchmark may have in the past and may currently be stockholders of the Company.

Based upon and subject to the foregoing, and in reliance thereon, it is our opinion that, as of the date hereof, the Transactions pursuant to the Agreement are fair to the Company’s stockholders from a financial point of view.

Very truly yours,

THE BENCHMARK COMPANY, LLC

By:	/s/ John J. Borer III
Name:	John J. Borer III
Title:	Senior Managing Director & Co-Head of Investment Banking

Annex E-3

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20. Indemnification of Directors and Officers

Section 145 of the General Corporation Law of the State of Delaware provides, in general, that a corporation incorporated under the laws of the State of Delaware, as we are, may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding (other than a derivative action by or in the right of the corporation) by reason of the fact that such person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person’s conduct was unlawful. In the case of a derivative action, a Delaware corporation may indemnify any such person against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification will be made in respect of any claim, issue or matter as to which such person will have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery of the State of Delaware or any other court in which such action was brought determines such person is fairly and reasonably entitled to indemnity for such expenses.

Our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws provide that we will indemnify our directors, officers, employees and agents to the extent and in the manner permitted by the provisions of the General Corporation Law of the State of Delaware, as amended from time to time, subject to any permissible expansion or limitation of such indemnification, as may be set forth in any stockholders’ or directors’ resolution or by contract. Any repeal or modification of these provisions approved by our stockholders will be prospective only and will not adversely affect any limitation on the liability of any of our directors or officers existing as of the time of such repeal or modification.

We are also permitted to apply for insurance on behalf of any director, officer, employee or other agent for liability arising out of his actions, whether or not the General Corporation Law of the State of Delaware would permit indemnification.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to SilverSun’s’ directors, officers, and controlling persons pursuant to the foregoing provisions, or otherwise, SilverSun has been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment of expenses incurred or paid by a director, officer or controlling person in a successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, SilverSun will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to the court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Item 21. Exhibits and Financial Statement Schedules

EXHIBIT INDEX

Exhibit No.	Description
2.1*†

Agreement and Plan of Merger, by and among SilverSun Technologies, Inc., Rhodium Enterprises Acquisition Corp., Rhodium Enterprises Acquisition LLC, and Rhodium Enterprises, Inc., dated September 29, 2022 (attached as Annex A to the proxy statement/prospectus that forms a part of this registration statement).

2.2*

Amendment to Agreement and Plan of Merger, by and among SilverSun Technologies, Inc., Rhodium Enterprises Acquisition Corp., Rhodium Enterprises Acquisition LLC and Rhodium Enterprises, Inc., dated as of October 20, 2022.

2.3*

Second Amendment to Agreement and Plan of Merger, by and among SilverSun Technologies, Inc., Rhodium Enterprises Acquisition Corp., Rhodium Enterprises Acquisition LLC and Rhodium Enterprises, Inc., dated as of December 21, 2022.

3.1*

Fourth Amended and Restated Certificate of Incorporation of SilverSun Technologies, Inc., (incorporated herein by reference to Exhibit 3.1 on Form 8-K, dated June 27, 2011, filed with the SEC on June 30, 2011).

3.2*

Amendment to SilverSun Technologies, Inc.’s Fourth Amended and Restated Certificate of Incorporation (incorporated by reference to Exhibit 3.1 of SilverSun’s Form 8-K, dated January 29, 2015, filed with the SEC on February 3, 2015).

3.3*	SilverSun Technologies, Inc.’s Amended and Restated Bylaws.
3.4*	Form of Fifth Amended and Restated Certificate of Incorporation of SilverSun (attached as Annex C to the proxy statement/prospectus that forms a part of this registration statement).
3.5*	Form of Amended and Restated Bylaws of SilverSun.
5.1***	Opinion of Lucosky Brookman LLP regarding the validity of securities being registered.
8.1***	Opinion of Lucosky Brookman LLP regarding tax matters.
10.1*

Form of Separation and Distribution Agreement by and among SilverSun Technologies, Inc. and SilverSun Technologies Holdings, Inc. (attached as Annex B to the proxy statement/prospectus that forms a part of this registration statement).

10.2**	Form of SilverSun 2023 Incentive Plan (attached as Annex D to the proxy statement/prospectus that forms a part of this registration statement).
10.3*	Voting and Support Agreement of SilverSun Technologies, Inc. dated September 29, 2022, (incorporated by reference to Exhibit 10.2 to SilverSun’s Form 8-K, filed with the SEC on October 3, 2022).
10.4*	Voting and Support Agreement of Rhodium Enterprises, Inc. dated September 29, 2022, (incorporated by reference to Exhibit 10.3 to SilverSun’s Form 8-K, filed with the SEC on October 3, 2022).
10.5***	Form of Registration Rights Agreement, by and between Rhodium Enterprises, Inc. and Imperium Investments Holdings LLC.
10.6*	Form of Tax Receivable Agreement, by and between Imperium Investment Holdings LLC and SilverSun Technologies, Inc.
10.7*	Form of Fifth Amended and Restated Limited Liability Company Agreement of Rhodium Technologies LLC.
10.8***	Form of Stockholders’ Agreement, by and between Rhodium Enterprises, Inc. and Imperium Investments Holdings LLC.
10.9*#	Form of 5MW Hosting Agreement, by and between Rhodium JV LLC and Whinstone, Inc.
10.10*#	Hosting Agreement, dated June 30, 2020, by and between Rhodium 30MW LLC and Whinstone US, Inc.
10.11*#	Colocation Agreement, dated November 2, 2020, by and between Jordan HPC LLC and Whinstone US Corporation.
10.12*#	Hosting Agreement, dated December 31, 2020, by and between Rhodium JV LLC and Whinstone US, Inc.
10.13*#	Hosting Agreement, dated December 31, 2020, by and between AIR HPC LLC and Whinstone US, Inc.
10.14*#	Master Retail Electricity Supply Agreement, dated August 31, 2021, by and between Rhodium Renewables LLC and NetZero Energy LLC.
10.15*#	Amendment No. 1 to Master Retail Electricity Supply Agreement, dated June 17, 2022, by and between Rhodium Renewables LLC and NetZero Energy LLC.
10.16*#	Master Electric Energy Sales Agreement, dated July 21, 2022, by and among MI Texas REP 1, LLC, Temple Green Data, LLC and Rhodium Renewables LLC.

Exhibit No.	Description
10.17*#	Transaction Confirmation, dated July 21, 2022, by and among MI Texas REP 1, LLC, Temple Green Data, LLC and Rhodium Renewables LLC.
10.18*#	Amended and Restated Datacenter Lease, dated June 17, 2022, by and between Rhodium Renewables LLC and Temple Green Data LLC.
10.19*#	Master Equipment Finance Agreement, dated May 27, 2022, by and among Rhodium 30MW Sub LLC, Rhodium 19MW Sub LLC, Jordan HPC Sub LLC, Rhodium Renewables Sub LLC and NYDIG ABL LLC.
21.1*	List of subsidiaries of SilverSun (incorporated by reference to Exhibit 21.1 of SilverSun’s Form 10-K filed March 29, 2022).
23.1**	Consent of Friedman LLP.
23.2**	Consent of Armanino LLP.
23.3***	Consent of Lucosky Brookman LLP (included as part of Exhibit 5.1 hereof)
24.1*	Power of Attorney (included on signature page to the initial filing of this Registration Statement).
99.1*	Consent of Chase Blackmon to be named as a director upon the completion of the merger.
99.2*	Consent of Nicholas Cerasuolo to be named as a director upon the completion of the merger.
99.3*	Consent of Bart Mallon to be named as a director upon the completion of the merger.
99.4*	Consent of James N. Calvin to be named as a director upon the completion of the merger.
99.5**	Form of Proxy Card for Special Meeting of SilverSun
99.6*	Consent of the Benchmark Company, LLC
107*	Calculation of Filing Fee Table.

____________

*        Previously filed

**      Filed herewith

***    To be filed by amendment

†        Certain exhibits and schedules to this Exhibit have been omitted in accordance with Item 601(a)(5) of Regulation S-K. SilverSun agrees to furnish supplementally a copy of any omitted exhibit or schedule to the SEC upon its request.

#        Certain portions of this exhibit were redacted pursuant to Item 601(b)(2)(ii) of Regulation S-K.

Item 22. Undertakings

The undersigned registrant hereby undertakes:

1)      To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

a.      To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

b.      To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

c.      To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

2)      That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

3)      To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities: The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

•        Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

•        Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

•        The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

•        Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

The registrant undertakes that every prospectus: (i) that is filed pursuant to the immediately preceding paragraph, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11, or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Amendment No. 2 to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of East Hanover, State of New Jersey, on February 14, 2023.

SILVERSUN TECHNOLOGIES, INC.
/s/ Mark Meller
Mark Meller, Chief Executive Officer

Pursuant to the requirements of the Securities Act, this Amendment No. 2 to Registration Statement has been signed below by the following persons in the capacities indicated below on February 14, 2023.

Signatures	Title
/s/ Mark Meller	Chief Executive Officer, Chairman and Director
Mark Meller	(Principal Executive Officer)
/s/ Stanley Wunderlich*	Director
Stanley Wunderlich
/s/ Kenneth Edwards*	Director
Kenneth Edwards
/s/ John Schachtel.*	Director
John Schachtel
/s/ Joseph Macaluso*	Chief Financial Officer
Joseph Macaluso	(Principal Financial and Accounting Officer)
*By:	/s/ Mark Meller
Mark Meller, Attorney-in-Fact